Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Transportation Systems Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3743	83-0543909
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

41 Farnsworth Street
Boston, Massachusetts 02210
(617) 443-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Rafael Santana
President and Chief Executive Officer
Transportation Systems Holdings Inc.
41 Farnsworth Street
Boston, Massachusetts 02210
(617) 443-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William L. Taylor Michael Kaplan John B. Meade Lee Hochbaum Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Randi L. Strudler Peter E. Devlin Jones Day 250 Vesey Street New York, New York 10281 (212) 326-3939

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and after all other conditions to the consummation of the exchange offer described herein have been satisfied or waived.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)
Common Stock, par value $0.01 per share	8,700,000,000 shares	$0.39	$3,393,000,000	$411,231.60

(1)	Represents the number of shares of Transportation Systems Holdings Inc. common stock, par value $0.01 per share, to be distributed pursuant to the distribution contemplated by the Agreement and Plan of Merger by General Electric Company, Westinghouse Air Brake Technologies Corporation, Transportation Systems Holdings Inc., and Wabtec US Rail Holdings, Inc., dated as of May 20, 2018, and subsequently amended on January 25, 2019, as described in this registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional shares of Transportation Systems Holdings Inc. common stock as may be issuable as a result of stock splits, stock dividends or the like.
(2)	Calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices of shares of common stock of Westinghouse Air Brake Technologies Corporation, into which shares of common stock of Transportation Systems Holdings Inc. will be converted, as reported on the New York Stock Exchange on January 23, 2019 and an assumed exchange ratio in the merger of 0.0054 shares of common stock of Westinghouse Air Brake Technologies Corporation for each share of common stock of Transportation Systems Holdings Inc. The filing fee applicable to the offering of common stock of Transportation Systems Holdings Inc. in the transactions contemplated by the Agreement and Plan of Merger by General Electric Company, Westinghouse Air Brake Technologies Corporation, Transportation Systems Holdings Inc., and Wabtec US Rail Holdings, Inc., dated as of May 20, 2018, and subsequently amended on January 25, 2019, was paid in connection with Westinghouse Air Brake Technologies Corporation’s Preliminary Proxy Statement, which was filed on August 8, 2018, calculated as set forth therein.

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

EXPLANATORY NOTE

As previously announced, on May 20, 2018, Westinghouse Air Brake Technologies Corporation (“Wabtec”) entered into an Agreement and Plan of Merger with General Electric Company (“GE”), Transportation Systems Holdings Inc., a Delaware corporation (“SpinCo”), which is a wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Wabtec, which was subsequently amended on January 25, 2019 (as amended, the “Merger Agreement”), pursuant to which Wabtec will combine with GE’s transportation business (collectively, “GE Transportation”) through certain transactions including the merger (the “Merger”) of Merger Sub with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock to be held by GE, as described in the prospectus-information statement). GE intends to distribute all of the SpinCo common stock to GE stockholders pursuant to a spin-off dividend prior to the Merger. In the Merger, the shares of SpinCo common stock held by GE stockholders will be converted into the right to receive shares of Wabtec common stock. Wabtec has filed a registration statement on Form S-4 (Reg. No. 333-227444) to register the offer and sale of its shares of common stock, par value $0.01 per share, that will be issued in the Merger. The prospectus in Wabtec’s registration statement and in this registration statement are identical.

The Merger will be preceded by a direct sale of certain assets of GE Transportation (the “Direct Sale”) from GE to Wabtec US Rail, Inc. (the “Direct Sale Purchaser”) in exchange for a cash payment of $2.875 billion. Concurrently, the Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with the Direct Sale. As part of the transfer of the remaining business and operations of GE Transportation to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) (the “SpinCo Transfer”), GE will contribute certain assets of GE Transportation to SpinCo in exchange for (i) a number of shares of SpinCo common stock such that GE will own a total of 8,700,000,000 shares of SpinCo common stock and (ii) shares of non-voting preferred stock in SpinCo consisting of 15,000 shares of Class A non-voting preferred stock (“SpinCo Class A preferred stock”), 10,000 shares of Class B non-voting preferred stock (“SpinCo Class B preferred stock”) and one share of Class C non-voting convertible preferred stock (“SpinCo Class C preferred stock” and, together with the SpinCo Class A preferred stock and SpinCo Class B preferred stock, the “SpinCo preferred stock”). The SpinCo Class A preferred stock will not be distributed in the Distribution or converted in the Merger and, accordingly, will remain outstanding as stock of SpinCo and held by GE immediately following the effective time of the Merger. Immediately prior to the Merger, Wabtec will pay GE $10.0 million in cash in exchange for all of the SpinCo Class B preferred stock. The SpinCo Class B preferred stock will not be distributed in the Distribution or converted in the Merger and, accordingly, will remain outstanding as preferred stock of SpinCo and held by Wabtec immediately following the effective time of the Merger. The SpinCo Class A preferred stock and SpinCo Class B preferred stock will pay cumulative quarterly dividends at an annual rate of three month LIBOR (as of the closing date of the Merger) plus 4.7%. At any time after the seventh anniversary of the effective time of the Merger, SpinCo will be permitted (but will not be obligated) to redeem the SpinCo Class A preferred stock and SpinCo Class B preferred stock for a redemption price of $1,000 per share (plus an amount in satisfaction of any accrued and unpaid dividends). The SpinCo Class C preferred stock will not be distributed in the Distribution and the share of SpinCo Class C preferred stock will convert in the Merger into the right to receive (a) 10,000 shares of Wabtec Series A non-voting convertible preferred stock, par value $0.01 per share (“Wabtec convertible preferred stock”) and (b) a number of shares of Wabtec common stock, which GE will hold directly, constituting 9.9% of the shares of Wabtec common stock outstanding immediately following the Merger on a fully-diluted, as-converted and as-exercised basis (which shares held directly do not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible). The Wabtec convertible preferred stock will pay dividends on an as-converted basis, will have a liquidation preference equal to $100 per share plus the amount the holder would have received on an as-converted basis and, in the aggregate, will be convertible into a number of shares of Wabtec common stock that, immediately after the closing of the Merger, will constitute 15% of the Wabtec common stock on a fully-diluted, as-converted, as-exercised basis. The Wabtec convertible preferred stock will automatically convert into the right to receive Wabtec common stock upon a transfer by GE to a third party but is not otherwise convertible. The Wabtec convertible preferred stock may be subdivided and distributed in fractional amounts with the per share conversion rate to be subdivided accordingly. No fractional shares of Wabtec common stock will be issued upon conversion of the Wabtec convertible preferred stock, and any such fractional shares to which the purchaser, transferee or recipient would otherwise be entitled to receive will be aggregated by the exchange agent and the whole shares obtained thereby will be sold on the open market, with the net proceeds thereof to be made available on a pro rata basis.

The information in this Prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This Prospectus is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Shares of common stock of

Transportation Systems Holdings Inc.

to be converted into shares of common stock of

On May 20, 2018, Westinghouse Air Brake Technologies Corporation (“Wabtec”), General Electric Company (“GE”), Transportation Systems Holdings Inc., a Delaware corporation (“SpinCo”), which is a wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Wabtec, entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), which was subsequently amended on January 25, 2019 (as amended, the “Merger Agreement”), pursuant to which Wabtec will combine with GE’s transportation business (collectively, “GE Transportation”) through certain transactions including the merger (the “Merger”) of Merger Sub with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE as described in this Prospectus). Prior to the closing of the Merger, GE will distribute (the “Distribution”), on a pro rata basis (based on the number of shares held by holders of GE common stock as of the record date), all of the shares of SpinCo common stock, par value $0.01 per share, outstanding immediately prior to the Spin-Off, to GE stockholders as of the record date (the “Spin-Off,” and the shares of SpinCo common stock to be distributed in the Spin-Off, the “Distribution Shares”). Immediately prior to the Spin-Off, there will be 8,700,000,000 shares of SpinCo common stock outstanding. The Merger will also be preceded by a direct sale of certain assets of GE Transportation (the “Direct Sale”) from GE to Wabtec US Rail, Inc. (the “Direct Sale Purchaser”) in exchange for a cash payment of $2.875 billion. Concurrently, the Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. In the Merger, the outstanding shares of SpinCo common stock will be converted into the right to receive shares of Wabtec common stock, par value $0.01 per share, and the outstanding share of SpinCo Class C preferred stock (as defined herein) will be converted into the right to receive (i) shares of Wabtec Series A non-voting convertible preferred stock, par value $0.01 per share (“Wabtec convertible preferred stock”) and (ii) shares of Wabtec common stock. Wabtec will continue as a publicly-traded company, owning both its current business and GE Transportation.

GE stockholders are receiving this prospectus (this “Prospectus”):

•	as a prospectus from SpinCo for the distribution by GE of the Distribution Shares that will be distributed to GE stockholders in the Spin-Off; and
•	as a prospectus from Wabtec for the issuance by Wabtec of the shares of its common stock that will be issued in the Merger.

If the number of shares of GE common stock outstanding on the record date for the Spin-Off equaled the number of shares outstanding as of December 31, 2018, and if the number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the closing of the Merger equaled the number of shares outstanding on such basis as of that same date, a GE stockholder would receive 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the Spin-Off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock).

The actual number of shares of Wabtec common stock that a GE stockholder will receive with respect to each share of GE common stock will be determined based on the number of shares of GE common stock outstanding on the record date for the Distribution and the number of shares of Wabtec common stock, on a fully-diluted, as-converted and as-exercised basis, outstanding immediately prior to the closing of the Merger.

Upon consummation of the Merger, Wabtec will issue (1) to GE (in respect of the share of SpinCo Class C preferred stock) and Spin-Off record date holders of GE common stock (in respect of shares of SpinCo common stock) a number of shares of Wabtec common stock and (2) to GE a number of shares of Wabtec convertible preferred stock (also in respect of the share of SpinCo Class C preferred stock) such that, in aggregate, GE and Spin-Off record date holders of GE common stock hold a number of shares of Wabtec common stock (including shares of Wabtec common stock underlying the shares of Wabtec convertible preferred stock) (the “total merger shares”) equal to (i) the product of (A) the number of outstanding shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to consummation of the Merger multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9% minus (ii) 3.3 million. The total merger shares will be allocated such that (1) 9.9% of the shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis pro forma for the issuance of the total merger shares (“fully-diluted pro forma Wabtec shares”) will be held by GE directly in shares of Wabtec common stock, (2) 15% of the fully-diluted pro forma Wabtec shares will underlie the shares of Wabtec convertible preferred stock held by GE and (3) the remainder of the total merger shares will be held by Spin-Off record date holders of GE common stock directly in shares of Wabtec common stock.

Based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 50.8% of the fully-diluted pro forma Wabtec shares would be held by pre-Merger Wabtec stockholders, approximately 24.3% of the fully-diluted pro forma Wabtec shares would be held by GE stockholders, and approximately 24.9% (with 9.9% held directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock) of the fully-diluted pro forma Wabtec shares would be held by GE. GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock.

Shares of SpinCo common stock will not be transferred directly to GE stockholders; GE stockholders instead will receive shares of Wabtec common stock in the Merger in exchange for shares of SpinCo common stock held on behalf of such stockholders by an exchange agent. Wabtec expects to issue approximately 95.1 million shares of Wabtec common stock in the Merger. No trading market currently exists or will ever exist for shares of SpinCo common stock. You will not be able to trade the shares of SpinCo common stock before they are exchanged for shares of Wabtec common stock in the Merger. There can be no assurance that shares of Wabtec common stock when issued in the Merger will trade at the same prices as shares of Wabtec common stock are traded prior to the Merger.

Wabtec common stock is currently traded on the New York Stock Exchange under the ticker symbol “WAB.” On January 24, 2019, the closing price of Wabtec common stock was $71.03 per share.

The Boards of Directors of each of Wabtec and GE have unanimously approved the proposed Transactions. GE stockholders are not required to vote on the proposed Transactions. GE is not asking its stockholders for a proxy, and GE stockholders are requested not to send a proxy to GE. GE stockholders will retain all of their shares of GE common stock and will not be required to pay for any shares of Wabtec common stock they receive.

In reviewing this document, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 28 of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 14, 2019.

REFERENCES TO ADDITIONAL INFORMATION

This Prospectus, when used by Wabtec as a prospectus as part of its registration statement, incorporates by reference important business and financial information about Wabtec from documents filed with the SEC that have not been included in or delivered with this Prospectus. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation by Reference.” Documents incorporated by reference are available from Wabtec without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this Prospectus. Requests should be directed to Westinghouse Air Brake Technologies Corporation, Wilmerding, Pennsylvania 15148-0001, Attention: Corporate Secretary; telephone number: (412) 825-1000. To receive timely delivery of the documents, your request must be received no later than February 18, 2019.

All information contained or, as applicable, incorporated by reference in this Prospectus with respect to Wabtec, Merger Sub, Direct Sale Purchaser and their respective subsidiaries, as well as information on Wabtec after the consummation of the Transactions, has been provided by Wabtec. All information contained in this Prospectus with respect to GE, SpinCo or their respective subsidiaries or GE Transportation and with respect to the terms and conditions of the Distribution has been provided by GE.

None of Wabtec, SpinCo or GE has authorized anyone to give any information or make any representation about the proposed transactions that is different from, or in addition to, that contained in this Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as having been authorized by Wabtec, SpinCo or GE. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Prospectus does not extend to you. The information contained in this Prospectus speaks only as of the date of this Prospectus unless the information specifically indicates that another date applies.

ABOUT THIS DOCUMENT

This Prospectus forms a part of the registration statement on Form S-4 (Registration No. 333-227444) filed by Wabtec with the SEC to register the shares of its common stock, par value $0.01 per share, that will be issued in the Merger. It constitutes a prospectus of Wabtec under Section 5 of the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Securities Act”), with respect to the shares of Wabtec common stock to be issued to (i) GE stockholders in exchange for the shares of SpinCo common stock to which they are entitled in the Distribution by GE of the Distribution Shares to GE stockholders as of the record date by way of a pro rata dividend and (ii) GE in respect of shares of SpinCo common stock retained by GE and not distributed in the Distribution. In addition, this Prospectus forms a part of the registration statement on Form S-1 filed by SpinCo with the SEC to register the shares of its common stock that will be distributed in the Distribution. It constitutes a prospectus of SpinCo under Section 5 of the Securities Act with respect to such Distribution Shares.

HELPFUL INFORMATION

For a description of the use of certain terms in this Prospectus, please see the section of this Prospectus entitled “Certain Definitions” beginning on page 208.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some of the questions that stockholders of Wabtec and GE may have and answers to those questions. These questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this Prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Prospectus. You are urged to read this Prospectus in its entirety.

Questions and Answers About The Transactions

What are the key steps of the Transactions?

The contemplated Transactions will combine GE Transportation with Wabtec’s existing business, which will be effected through a series of transactions, including the Merger, that are described in more detail below and elsewhere in this Prospectus.

Below is a summary of the key steps of the Transactions. A step-by-step description of material events relating to the Transactions is set forth under “The Transactions.”

•	GE will conduct the Internal Reorganization.
•	Certain assets of GE Transportation will be sold by GE to Direct Sale Purchaser for a cash payment of $2.875 billion (the “Direct Sale Purchase Price”). Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion unsecured revolving credit facility (the “Revolving Credit Facility”), which replaced Wabtec’s previous revolving credit facility, (ii) a $350.0 million refinancing term loan (the “Refinancing Term Loan”), which refinanced Wabtec’s previous term loan, and (iii) a $400.0 million delayed draw term loan (the “Delayed Draw Term Loan”). Wabtec also obtained commitments (the “Bridge Commitments”) in respect of a bridge loan facility (the “Bridge Loan Facility”) in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of its Floating Rate Senior Notes due 2021 (the “Floating Rate Notes”), $750 million aggregate principal amount of its 4.150% Senior Notes due 2024 (the “2024 Notes”) and $1.25 billion aggregate principal amount of its 4.700% Senior Notes due 2028 (the “2028 Notes,” and, together with the Floating Rate Notes and the 2024 Notes, the “New Wabtec Notes”). The New Wabtec Notes were issued pursuant to the Indenture, dated August 8, 2013 (the “Base Indenture”), between Wabtec and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated November 3, 2016 (the “Second Supplemental Indenture”), between Wabtec, the subsidiary guarantors party thereto and the Trustee, and the Ninth Supplemental Indenture, dated September 14, 2018 (the “Ninth Supplemental Indenture” and, together with the Base Indenture and the Second Supplemental Indenture, the “New Wabtec Notes Indenture”), between Wabtec, the subsidiary guarantors party thereto and the Trustee. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price.
•	GE and its subsidiaries will transfer the SpinCo Business to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) in the SpinCo Transfer.
•	In connection with the SpinCo Transfer, SpinCo will issue to GE shares of SpinCo preferred stock and additional shares of SpinCo common stock. Following this issuance of additional shares to GE, and immediately prior to the Distribution, GE is expected to own 8,700,000,000 shares of SpinCo common stock, 15,000 shares of SpinCo Class A preferred stock, 10,000 shares of SpinCo Class B preferred stock and one share of SpinCo Class C preferred stock, which will constitute all of the outstanding stock of SpinCo.
•	GE will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to GE stockholders as of the record date for the Distribution. GE will deliver the Distribution Shares to the exchange agent, who will hold such shares for the benefit of GE stockholders.

•	Immediately prior to the closing of the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the SpinCo Class B preferred stock.
•	Immediately after the Distribution, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock to be held by GE). In the Merger, (i) each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration” and (ii) the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock equal to 9.9% of the fully-diluted pro forma Wabtec shares. Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 49.2% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

What is the effect of calculations being presented on a fully-diluted, as-converted and as-exercised basis?

Where calculations are presented in this Prospectus on a fully-diluted, as-converted and as-exercised basis, such calculations reflect a number of outstanding shares of Wabtec common stock that will be higher than the number of shares of Wabtec common stock actually outstanding at the relevant time, which variance may affect the actual percentages upon consummation of the Merger. In addition, in those instances, references to “Wabtec stockholders” owning approximately 50.8% of the outstanding Wabtec common stock assume that the holders of instruments convertible into or exercisable for Wabtec common stock are the owners of the underlying Wabtec common stock and, with limited exceptions, assume that Wabtec equity awards, including those that may be settled in cash, are instruments convertible into or exercisable for Wabtec common stock and assume that the number of total merger shares is calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis on December 31, 2018.

What will Wabtec stockholders receive in connection with the Merger?

All shares of Wabtec common stock issued and outstanding immediately before the Merger will remain issued and outstanding immediately after the consummation of the Merger. Immediately after consummation of the

Merger, and calculated on a fully-diluted, as-converted and as-exercised basis, pre-Merger Wabtec stockholders will continue to own shares in Wabtec, which will include GE Transportation as it exists following the Separation, constituting approximately 50.8% of the outstanding shares of Wabtec common stock.

Wabtec stockholders will not receive separate merger consideration as part of the Merger and no additional shares of Wabtec common stock will be issued to Wabtec stockholders pursuant to the Merger. Wabtec stockholders will receive the commercial benefit of Wabtec’s ownership of GE Transportation as it exists following consummation of the Separation. Wabtec stockholders will thus hold an interest in a diversified, global company that is expected to be better positioned to meet anticipated growth, including with respect to intelligence and network optimization products and services, and to capitalize on increased opportunities for cross-selling and the provision of aftermarket services, with significant adjusted EBITDA and revenue growth opportunities, strong forecasted future cash flows, anticipated tax benefits, and additional executive management talent. See “Wabtec’s Reasons for the Transactions.”

As a result of the Transactions, Wabtec stockholders’ ownership of Wabtec common stock will also mean that they own an interest in a company with increased levels of indebtedness. Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions. In addition, the Credit Agreement contains an uncommitted accordion feature allowing Wabtec to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment. See “Debt Financing.”

What are the principal adverse effects of the Transactions to Wabtec stockholders?

Following the consummation of the Transactions, Wabtec stockholders will participate in a company that holds GE Transportation as it exists following the Separation, but their percentage interest in Wabtec will be diluted.

Immediately after consummation of the Merger, pre-Merger Wabtec stockholders are expected to own approximately 50.8% of the outstanding shares of Wabtec common stock, calculated on a fully-diluted, as-converted and as-exercised basis. Therefore, the voting power represented by the shares of Wabtec common stock held by pre-Merger Wabtec stockholders will be lower immediately following the Merger than immediately prior to the Merger. In addition, the issuance of shares of Wabtec common stock pursuant to the Merger may negatively affect the market price of Wabtec common stock.

Further, Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. This additional indebtedness could materially and adversely affect the liquidity, results of operations and financial condition of Wabtec. Wabtec also expects to incur significant one-time costs in connection with the Transactions, which may have an adverse impact on Wabtec’s liquidity, cash flows and operating results in the periods in which they are incurred. Finally, Wabtec’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of Wabtec’s business and GE Transportation, as it exists following the Separation. If Wabtec management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, Wabtec’s business could suffer and its stock price may decline.

What is the estimated total value of the consideration to be paid by Wabtec in the Transactions?

Wabtec will pay GE $2.875 billion in cash as consideration for the Direct Sale. Subject to adjustment under certain circumstances as set forth in the Merger Agreement, Wabtec will issue approximately 95.1 million shares of Wabtec common stock in the Merger (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) and will pay GE $10.0 million in cash immediately prior to the Merger in exchange for all of the shares of SpinCo Class B preferred stock. Based upon the reported closing sale price of $72.01 per share for Wabtec common stock on the NYSE on December 17, 2018, the total value of the shares of Wabtec common stock (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) to be issued by Wabtec in the Merger would be approximately $6.9 billion, the cash to be received by GE in the Transactions, including in respect of the Direct Sale, would be approximately $2.885 billion plus any payments GE receives pursuant to the Tax Matters Agreement, and the shares of SpinCo Class A preferred stock to be retained by GE will have a value of $15.0 million. The actual value of the Wabtec common stock and Wabtec convertible preferred stock to be issued in the Merger will depend on the market price of shares of Wabtec common stock at the time of the Merger.

Are there possible adverse effects on the value of Wabtec common stock ultimately to be received by GE stockholders?

The issuance of shares of Wabtec common stock pursuant to the Merger may affect negatively the market price of Wabtec common stock. The market price of Wabtec common stock also will be affected by the performance of the post-Transaction combined company and other risks associated with the Transactions.

These risks and other risk factors associated with the Transactions are described in more detail in the section of this Prospectus entitled “Risk Factors.”

How will the Transactions impact the future liquidity and capital resources of Wabtec?

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions. In addition, the Credit Agreement contains an uncommitted accordion feature allowing Wabtec to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment. See “Debt Financing.”

Wabtec’s debt financing could materially and adversely affect the liquidity, results of operations and financial condition of Wabtec. Wabtec also expects to incur significant one-time costs in connection with the Transactions, which may have an adverse impact on Wabtec’s liquidity, cash flows and operating results in the periods in which they are incurred. Finally, Wabtec management will be required to devote a significant amount of time and attention to the process of integrating the operations of Wabtec’s business and GE Transportation. If Wabtec management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, Wabtec’s business could suffer and its stock price may decline. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Following the consummation of the Transactions, it is expected that post-Transaction GE Transportation will be owned by Wabtec through SpinCo, which will be a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE) and will hold the SpinCo Business, and Direct Sale Purchaser, which will also be a wholly owned subsidiary of Wabtec and will hold the assets, potentially including the equity interests in certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, acquired in the Direct Sale and the liabilities assumed in the Direct Sale. Nevertheless, because of the significant assets and operations represented by GE Transportation, Wabtec expects that, following the consummation of the Transaction, SpinCo, Direct Sale Purchaser, and/or other entities through which GE Transportation (as it exists following the Separation) is owned and operated may be required to become guarantors of the indebtedness of the Borrowers under the Credit Agreement, the New Wabtec Notes and Wabtec’s existing senior unsecured notes.

How do the Transactions impact Wabtec’s dividend policy?

The Transactions are not expected to affect Wabtec’s dividend policy. See “Summary Historical and Pro Forma Financial Data—Wabtec Dividend Policy” for a further discussion of Wabtec’s current dividend policy.

What will GE receive in the Transactions?

GE will receive a $2.875 billion cash payment as consideration for the Direct Sale, $10.0 million in cash in the sale of the SpinCo Class B preferred stock immediately prior to the Merger plus any payments GE receives pursuant to the Tax Matters Agreement. Furthermore, following consummation of the Merger, GE is expected to hold 15,000 shares of SpinCo Class A preferred stock and rights to 24.9% of Wabtec common stock on a fully-diluted, as-converted, as-exercised basis (holding 9.9% directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE), subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

What will GE stockholders receive in the Transactions?

Following the Separation, GE will distribute all of the Distribution Shares to the holders of GE common stock. Specifically, GE will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to GE stockholders as of the record date for the Distribution. GE will deliver the Distribution Shares to the exchange agent, who will hold such shares for the benefit of GE stockholders. GE stockholders will not be able to trade shares of SpinCo common stock during this period or at any time before or after the consummation of the Merger.

Upon consummation of the Merger, Wabtec will issue (1) to GE and Spin-Off record date holders of GE common stock a number of shares of Wabtec common stock and (2) to GE a number of shares of Wabtec convertible preferred stock such that, together, GE and Spin-Off record date holders of GE common stock hold a number of shares of Wabtec common stock (including shares of Wabtec common stock underlying shares of Wabtec convertible preferred stock) (the “total merger shares”) equal to (i) the product of (A) the outstanding shares of Wabtec common stock on a fully-diluted, as converted and as exercised basis immediately prior to consummation of the Merger multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9% minus (ii) 3.3 million.

In the Merger, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement. The common stock exchange ratio will be determined prior to the closing of the Merger based on the number of shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of SpinCo common stock, on the other hand, in each case outstanding immediately prior to the effective time of the Merger, such that the holders of SpinCo common stock will own a number of shares of Wabtec common stock (the “GE stockholder portion of the total merger shares”) equal to the total merger shares minus the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock) of Wabtec common stock on a fully-diluted, as converted and as exercised basis pro forma for the issuance of the total merger shares (“fully-diluted pro forma Wabtec shares”) held by GE. As described in the Merger Agreement, the common stock exchange ratio equals the quotient of (i) the GE stockholder portion of the total merger shares divided by (ii) the number of shares of SpinCo common stock outstanding immediately prior to the effective time of the Merger.

If the number of shares of GE common stock outstanding on the record date for the Spin-Off equaled the number of shares outstanding as of December 31, 2018, and if the number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the closing of the Merger equaled the number of shares outstanding on such basis as of that same date, a GE stockholder would receive 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the Spin-Off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock).

Are there any conditions to the consummation of the Transactions?

Yes. The consummation of the Transactions is subject to a number of conditions, including:

•	the approval by Wabtec stockholders of the Share Issuance, which was received on November 14, 2018;
•	the approval by Wabtec stockholders of the Wabtec Charter Amendment, which was received on November 14, 2018;
•	the termination or expiration of the applicable waiting period under the HSR Act, which has expired, and the United States Department of Justice (“DOJ”) closed its review of the Transactions on January 11, 2019;
•	the taking, making or obtaining of all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the Transactions;
•	the effectiveness under the Securities Act of (i) SpinCo’s registration statement on Form S-1 (or, if applicable, Form 10) or such Form(s) as shall be required under applicable SEC rules in connection with the Distribution and (ii) Wabtec’s registration statement on Form S-4 in connection with the Merger, and the absence of any stop order or other order or action issued by the any court or other governmental authority, including the SEC, or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the receipt of the Direct Sale Purchase Price by GE;
•	the completion of the various transaction steps contemplated by the Merger Agreement and the Separation Agreement, including the International Reorganization, the Direct Sale, the SpinCo Transfer and the Distribution; and
•	other customary conditions.

To the extent permitted by applicable law, GE and SpinCo, on the one hand, and Wabtec and Merger Sub, on the other hand, may waive the satisfaction of the conditions to their respective obligations to consummate the Transactions. If Wabtec waives the satisfaction of a material condition to the consummation of the Transactions, Wabtec will evaluate the facts and circumstances at that time and re-solicit stockholder approval of the Share Issuance and the Wabtec Charter Amendment if required to do so by law or the rules of the NYSE.

This Prospectus describes these conditions in more detail under “The Merger Agreement—Conditions to the Merger.”

When will the Transactions be completed?

The Transactions are expected to be completed by February 25, 2019, subject to customary closing conditions, as described in this Prospectus. The Merger Agreement provides that GE or Wabtec may terminate the Merger Agreement if the Merger is not consummated on or before May 20, 2019 (the one-year anniversary of the date of the Merger Agreement) subject to extension to August 20, 2019 (the fifteen-month anniversary of the date of the Merger Agreement), upon either Wabtec’s or GE’s written request, if the only reason that the Transactions have not closed is due to certain conditions relating to regulatory approvals having not yet been satisfied. For a discussion of the conditions to consummate of the Transactions and the circumstances under which the Merger Agreement may be terminated by the parties, see “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Termination,” respectively.

Are there risks associated with the Transactions?

Yes. The material risks and uncertainties associated with the Transactions are discussed in the section of this Prospectus entitled “Risk Factors” and the section of this Prospectus entitled “Cautionary Statement on Forward-Looking Statements.” Those risks include, among others, the possibility that the Transactions will not be completed on the contemplated timeline or at all, the possibility that integration may not be successful or anticipated benefits of the Transactions may not be realized, uncertainty about the impact of the Transactions and related costs on the value of Wabtec common stock, the impact of reduced ownership and voting power for existing holders of Wabtec common stock, the impact of increased leverage on Wabtec’s financial condition, results of operations and cash flows, and the possibility that Wabtec may be unable to provide certain benefits, services and resources to GE Transportation that historically have been provided by GE.

What stockholder approvals are needed in connection with the Transactions?

Under the terms of the Merger Agreement, Wabtec agreed to hold a special meeting of its stockholders for the purpose of voting upon the following proposals: (i) to authorize the issuance of Wabtec common stock in the Merger (the “Share Issuance”) and (ii) to amend the Wabtec Charter to increase the number of authorized shares of common stock from 200 million to 500 million (the “Wabtec Charter Amendment”), the approvals of which are required to complete the Transactions. At a special meeting held on November 14, 2018, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment.

Where will the Wabtec shares to be issued in the Merger be listed?

Wabtec common stock is listed on the NYSE under the symbol “WAB.” After the consummation of the Transactions, all shares of Wabtec common stock issued in the Merger, and all other outstanding shares of Wabtec common stock, will continue to be listed on the NYSE and trade under the same symbol.

Will there be any change to the Wabtec Board or executive officers of Wabtec after the consummation of the Transactions?

Yes. In connection with the Transactions, the size of the Wabtec Board will be increased to include three additional directors, each of whom is required to be independent as defined in the listing standards of the NYSE, to be designated as nominees by GE (subject to the nominees being reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board), effective at the time of closing of the Merger. The Merger Agreement provides that, at the direction of GE, the GE designees will be assigned among the Wabtec Board’s classes of directors so that one GE designee is appointed to the class of directors that is up for reelection at each of the first three annual meetings of Wabtec stockholders that occurs after the closing of the Merger. Additionally, in certain circumstances (see “The Merger Agreement—Post-Closing Wabtec Board of Directors and Officers”), the Wabtec Board will take all actions necessary to include the GE designee up for reelection at the first annual meeting of Wabtec stockholders that occurs after the closing of the Merger as nominee for the Wabtec Board at such annual meeting, to recommend that Wabtec stockholders vote in favor of the GE designee and to support the election of the GE designee at such annual meeting. The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment.

Do GE stockholders have to vote to approve the Transactions?

No. GE stockholders are not required to vote on the proposed Transactions. GE is not asking its stockholders for a proxy, and GE stockholders are requested not to send a proxy to GE.

Did any Wabtec stockholders agree to vote for the Share Issuance and the Wabtec Charter Amendment?

Yes. Certain stockholders, directors and officers of Wabtec beneficially owning approximately 10.9% of the outstanding shares of Wabtec common stock entered into a Voting Agreement with GE under which these persons agreed to vote in favor of the Share Issuance proposal and the Wabtec Charter Amendment proposal. The Voting Agreement terminated on November 14, 2018 following the approval of the Share Issuance and the Wabtec Charter Amendment by Wabtec stockholders. See “Other Agreements—The Voting Agreement.”

Can Wabtec stockholders or GE stockholders dissent and require appraisal of their shares?

No.

Will the instruments that govern the rights of Wabtec stockholders with respect to their shares of Wabtec common stock after the consummation of the Transactions be different from those that govern the rights of current Wabtec stockholders?

The only change is that the number of authorized shares of common stock has been increased from 200 million to 500 million. The rights of Wabtec stockholders with respect to their shares of Wabtec common stock after the consummation of the Transactions will otherwise continue.

Wabtec will also file a Certificate of Designation with the Delaware Secretary of State, which shall establish and designate the Wabtec convertible preferred stock, including establishing the liquidation preference applicable to the Wabtec convertible preferred stock.

Where can I find more information about Wabtec and GE Transportation?

Wabtec and GE stockholders can find more information about Wabtec and GE Transportation in “Information on Wabtec” and “Information on GE Transportation” and from the various sources described in “Where You Can Find More Information; Incorporation by Reference.”

Questions and Answers for GE Stockholders

Why am I receiving this document?

You are receiving this Prospectus because you are a holder of GE common stock. If you are a holder of GE common stock as of the record date of the Distribution, you will be entitled to receive a number of shares of SpinCo common stock with respect to each share of GE common stock that you held as of the close of business on such date, in accordance with the Distribution Ratio (as defined herein).

Each issued and outstanding share of SpinCo common stock will be converted in the Merger into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration.” This Prospectus will help you understand the Transactions and your investment in Wabtec after the Merger.

What will GE stockholders be entitled to receive pursuant to the Distribution and the Merger?

Immediately prior to the Spin-Off, there will be 8,700,000,000 shares of SpinCo common stock outstanding, all of which will be distributed to GE stockholders as of the record date in connection with the Distribution, and, pursuant to the Merger, each share of SpinCo common stock will be converted into the right to receive a number of fully paid and non-assessable shares of Wabtec common stock equal to the common stock exchange ratio set forth in the Merger Agreement.

The common stock exchange ratio will be determined prior to the closing of the Merger based on the number of shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of SpinCo common stock, on the other hand, in each case outstanding immediately prior to the effective time of the Merger, such that the GE stockholder portion of the total merger shares will be equal to the total merger shares minus the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock) of the fully-diluted pro forma Wabtec shares held by GE. As described in the Merger Agreement, the common stock exchange ratio equals the quotient of (i) the GE stockholder portion of the total merger shares divided by (ii) the number of shares of SpinCo common stock outstanding immediately prior to the effective time of the Merger.

As a result, if the number of shares of GE common stock outstanding on the record date for the Spin-Off equaled the number of shares outstanding as of December 31, 2018, and if the number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the closing of the Merger equaled the number of shares outstanding on such basis as of that same date, a GE stockholder would receive 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the Spin-Off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock). The actual number of shares of Wabtec common stock that GE stockholders will receive with respect to each share of GE common stock will be determined based on the number of shares of GE common stock outstanding on the record date and the number of shares of Wabtec common stock outstanding, calculated on fully-diluted, as-converted and as-exercised basis, as of the effective time of the Merger. Therefore, the actual number of shares of Wabtec common stock that GE stockholders will be entitled to receive in the Merger may be higher or lower if the number of outstanding shares of GE common stock and Wabtec common stock, calculated on a fully-diluted, as-converted and as-exercised basis, changes for any reason.

Based upon the reported closing sale price of $72.01 per share for Wabtec common stock on the NYSE on December 17, 2018, the approximate value that holders of GE common stock will receive in the Merger will equal approximately $3.4 billion in the aggregate and $0.39 per share of GE common stock they own on the record date. However, any change in the market value of Wabtec common stock at the effective time of the Merger, the number of shares of Wabtec common stock, calculated on a fully-diluted, as-converted and as-exercised basis, outstanding at the effective time of the Merger or the number of shares of GE common stock outstanding and entitled to receive SpinCo common stock in the Distribution will cause the estimated per share value GE stockholders receive in the Merger to change. Also, those GE stockholders who would otherwise receive a fractional share of Wabtec common stock pursuant to the Merger may receive a different per share value with respect to fractional shares when those fractional shares are liquidated by the exchange agent. See “The Merger Agreement—Merger Consideration.”

Will I be subject to U.S. federal income tax on the shares of SpinCo common stock that I receive in the Distribution, or on the shares of Wabtec common stock that I receive in the Merger?

If you are a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Distribution to U.S. Holders”), each of your receipt of shares of SpinCo common stock pursuant to the Distribution and your receipt of Wabtec common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. The SpinCo common stock you receive in the Distribution will generally be treated for U.S. federal income tax purposes as a taxable distribution from GE in respect of GE common stock. The Wabtec common stock you receive in the Merger will generally be treated for U.S. federal income tax purposes as consideration received in respect of a sale or exchange of SpinCo common stock. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders” for a more detailed discussion of the tax treatment of the Distribution and Merger. It is recommended that you consult your tax advisor as to the particular tax consequences to you of the Distribution and Merger.

If you are a non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Distribution to Non- U.S. Holders”), you will be subject to withholding at a 30% rate in respect of the gross fair market value of any common stock received by you in the Distribution that is treated as a dividend for U.S. federal income tax purposes, unless you establish an entitlement to a reduced rate of withholding by timely delivering the applicable Internal Revenue Service Form W-8 to the applicable withholding agent. If you are subject to withholding on all or any portion of the SpinCo common stock you receive in the Distribution, then the applicable withholding agent will generally be required to withhold the appropriate amount even though there is insufficient cash from which to satisfy its withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the Wabtec common stock that you would otherwise receive in the Merger, and you may bear brokerage or other costs for this withholding procedure. In addition, you should expect the applicable withholding agent to treat such stock as a dividend distribution for withholding purposes and withhold at a rate of 30% of the gross fair market value of such stock, unless you establish an entitlement to a reduced rate of withholding as provided above. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Distribution to Non-U.S. Holders” for a more detailed discussion of the tax treatment of the Distribution. Subject to the discussion below in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders— Tax Consequences of the Merger to Non-U.S. Holders,” a non-U.S. holder generally will not be subject to U.S. federal income tax on Wabtec common stock it receives in the Merger. It is recommended that non-U.S. holders consult their tax advisors regarding the application of U.S. federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Will fractional shares of Wabtec common stock be issued in the Transactions?

No. No fractional shares of Wabtec common stock will be delivered to SpinCo stockholders. Following the Transactions, you will receive cash in lieu of any fractional Wabtec common stock that you would have otherwise received. See “The Merger Agreement—Merger Consideration.”

Has GE set a record date for the Distribution?

No. GE will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

What will happen to the shares of GE common stock owned by GE stockholders?

Holders of GE common stock will retain all of their shares of GE common stock. The Distribution will not affect the number of outstanding shares of GE common stock or any rights of GE stockholders.

How will shares of Wabtec common stock be distributed to GE stockholders?

Holders of GE common stock on the record date for the Distribution will receive shares of Wabtec common stock in book-entry form. GE stockholders of record will receive additional information from the exchange agent shortly after the Distribution. Beneficial holders will receive information from their brokerage firms or other nominees.

Will GE stockholders who sell their shares of GE common stock shortly before the completion of the Distribution and the Merger still be entitled to receive shares of Wabtec common stock with respect to the shares of GE common stock that were sold?

It is currently expected that beginning one business day before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in GE common stock and Wabtec common stock on the New York Stock Exchange on the closing date), there will be two markets in GE common stock on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market.

If a GE stockholder sells shares of GE common stock in the “regular way” market under the ticker symbol “GE” during this time period, that GE stockholder will be selling both his or her shares of GE common stock and the right (represented by a “due-bill”) to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Wabtec common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. GE stockholders should consult their brokers before selling their shares of GE common stock in the “regular way” market during this time period to be sure they understand the effect of the New York Stock Exchange’s “due-bill” procedures. The “due-bill” process is not managed, operated or controlled by GE or Wabtec.

If a GE stockholder sells shares of GE common stock in the “ex-distribution” market during this time period, that GE stockholder will be selling only his or her shares of GE common stock, and will retain the right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Wabtec common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “ex-distribution” trades of GE common stock will settle within two business days after the closing date of the Merger and that if the Merger is not completed all trades in this “ex-distribution” market will be cancelled.

After the closing date of the Merger, shares of GE common stock will no longer trade in this “ex-distribution” market, and shares of GE common stock that are sold in the “regular way” market will no longer reflect the right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Wabtec common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger.

May GE stockholders sell the shares of Wabtec common stock which they are entitled to receive in the Merger prior to receiving those shares of Wabtec common stock?

It is currently expected that beginning one business day before the record date to be established for the Distribution, and continuing through the closing date of the Merger (or the previous business day, if the Merger closes before the opening of trading in GE common stock and Wabtec common stock on the New York Stock Exchange on the closing date), there will be two markets in Wabtec common stock on the New York Stock Exchange: a “regular way” market and a “when issued” market.

The “regular way” market will be the regular trading market for issued shares of Wabtec common stock under the ticker symbol “WAB.”

The “when issued” market will be a market for the shares of Wabtec common stock that will be issued to GE stockholders at the closing of the Merger. If a GE stockholder sells shares of Wabtec common stock in the “when issued” market during this time period, that GE stockholder will be selling his or her right to receive shares of SpinCo common stock in the Distribution that will be converted into the right to receive shares of Wabtec common stock, and cash in lieu of fractional shares (if any), at the closing of the Merger. It is currently expected that “when issued” trades of Wabtec common stock will settle within two business days after the closing date of the Merger and that if the Merger is not completed, all trades in this “when issued” market will be cancelled. After the closing date of the Merger, shares of Wabtec common stock will no longer trade in this “when issued” market.

Are GE stockholders required to do anything?

GE stockholders are not required to take any action to approve the Separation, the Distribution or the Merger. However, GE stockholders should carefully read this Prospectus, which contains important information about the Separation, the Distribution, the Merger, GE Transportation and Wabtec. After the Merger, Wabtec will mail to holders of GE common stock as of the record date, who are entitled to receive shares of Wabtec common stock pursuant to the Merger, book-entry statements evidencing their ownership of Wabtec common stock, cash payments in lieu of fractional shares (if any) and related tax information, and other information regarding their receipt of shares of Wabtec common stock. Beneficial holders will receive information from their brokerage firms or other nominees.

GE STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR SHARES OF GE COMMON STOCK IN THE DISTRIBUTION OR THE MERGER AND THEY SHOULD NOT RETURN THEIR GE STOCK CERTIFICATES. THE TRANSACTIONS WILL NOT RESULT IN ANY CHANGE IN GE STOCKHOLDERS’ OWNERSHIP OF GE COMMON STOCK FOLLOWING THE MERGER.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this Prospectus. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire Prospectus and the documents it refers to. See “Where You Can Find More Information; Incorporation by Reference.”

The Companies

Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, is a Delaware corporation with headquarters in Wilmerding, Pennsylvania. George Westinghouse founded the original Westinghouse Air Brake Co. in 1869 when he invented the air brake. Westinghouse Air Brake Company was formed in 1990 when it acquired certain assets and operations from American Standard, Inc., now known as Trane. The company went public on the New York Stock Exchange in 1995. In 1999, the company merged with MotivePower Industries, Inc. and adopted the name Wabtec. In 2017, Wabtec acquired Faiveley Transport, S.A. (“Faiveley Transport”), a leading provider of value-added, integrated systems and services, principally for the global transit rail market. Today, Wabtec is one of the largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. Wabtec also builds new switcher and commuter locomotives, and provides aftermarket services. Wabtec has roughly 18,000 employees and facilities located throughout the world.

Wabtec US Rail Holdings, Inc.
c/o Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Wabtec US Rail Holdings, Inc., a Delaware corporation, referred to in this Prospectus as Merger Sub, is a wholly owned subsidiary of Wabtec that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

Wabtec US Rail, Inc.
c/o Westinghouse Air Brake Technologies Corporation
1001 Air Brake Avenue
Wilmerding, PA 15148

Wabtec US Rail, Inc., a Delaware corporation, referred to in this Prospectus as Direct Sale Purchaser, is a wholly owned subsidiary of Wabtec that was organized specifically for the purpose of completing the Direct Sale. Direct Sale Purchaser has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

General Electric Company
41 Farnsworth Street
Boston, MA 02210

General Electric Company, is a New York corporation, with its principal executive offices in Boston, Massachusetts. GE is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. With products and services ranging from aircraft engines, power generation and oil and gas production equipment to medical imaging, financing and industrial products, GE serves customers in over 180 countries and employed approximately 313,000 people worldwide as of December 31, 2017. Since its incorporation in 1892, GE has developed or acquired new technologies and services that have considerably broadened and changed the scope of its activities.

Transportation Systems Holdings Inc.
c/o General Electric Company
41 Farnsworth Street
Boston, MA 02210

Transportation Systems Holdings Inc., a Delaware corporation, referred to in this Prospectus as SpinCo, is a direct, wholly owned subsidiary of GE that was organized specifically for the purpose of housing the SpinCo Business and effecting the Merger. SpinCo has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions. Prior to the closing of the Distribution and the Direct Sale, GE and SpinCo will own, directly and, indirectly, GE Transportation. GE Transportation is a global technology leader and supplier to the railroad, mining, marine, stationary power and drilling industries.

The Transactions

GE, Wabtec, SpinCo and Merger Sub, entered into the Original Merger Agreement on May 20, 2018, and GE, SpinCo, Wabtec and Direct Sale Purchaser entered into the Original Separation Agreement on May 20, 2018, which together provide for the combination of Wabtec and GE Transportation. The Original Merger Agreement and Original Separation Agreement were subsequently amended on January 25, 2019 (as amended, the “Merger Agreement” and the “Separation Agreement,” respectively). In connection with the Separation of GE Transportation from the remaining business of GE, GE will conduct the Internal Reorganization.

In connection with the Direct Sale, certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to Direct Sale Purchaser for a cash payment of $2.875 billion, and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the SpinCo Business to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) in the SpinCo Transfer, and SpinCo will issue to GE shares of SpinCo preferred stock and additional shares of SpinCo common stock. Following this issuance of additional SpinCo common stock to GE, and immediately prior to the Distribution, GE is expected to own 8,700,000,000 shares of SpinCo common stock, 15,000 shares of SpinCo Class A preferred stock, 10,000 shares of SpinCo Class B preferred stock and one share of SpinCo Class C preferred stock, which will constitute all of the outstanding stock of SpinCo.

GE will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to GE stockholders as of the record date for the Distribution. GE will deliver the Distribution Shares to the exchange agent, who will hold such shares for the benefit of GE stockholders. The number of shares of SpinCo common stock that holders of GE common stock will receive for each share of GE common stock held on the record date for the Distribution will be equal to the number of Distribution Shares divided by the number of outstanding shares of GE common stock on the record date (the “Distribution Ratio”). If the record date had been December 31, 2018, the Distribution Ratio would have been 0.999744.

Immediately prior to the closing of the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the SpinCo Class B preferred stock. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement and the share of SpinCo Class C preferred stock will be converted into receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock such that GE will directly hold 9.9% of the shares of Wabtec common stock outstanding immediately following the Merger on a fully-diluted, as-converted and as-exercised basis (which percentage does not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible). The common stock exchange ratio will be determined prior to the closing of the Merger based on the number of shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of SpinCo common stock, on the other hand, in each case outstanding immediately prior to the effective time of the Merger, such that the GE stockholder portion of the total merger shares will be equal to the total merger shares minus the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock)

of the fully-diluted pro forma Wabtec shares held by GE. As described in the Merger Agreement, the common stock exchange ratio equals the quotient of (i) the GE stockholder portion of the total merger shares divided by (ii) the number of shares of SpinCo common stock outstanding immediately prior to the effective time of the Merger.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 49.2% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Subject to adjustment under certain circumstances as set forth in the Merger Agreement, Wabtec will issue approximately 95.1 million shares of Wabtec common stock in the Merger (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) and will pay GE $10.0 million in cash immediately prior to the Merger in exchange for all of the shares of SpinCo Class B preferred stock. Based upon the reported closing sale price of $72.01 per share for Wabtec common stock on the NYSE on December 17, 2018, the total value of the shares of Wabtec common stock (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) to be issued by Wabtec in the Merger would be approximately $6.8 billion and the cash to be received by GE in the Transactions, including in respect of the Direct Sale, would be approximately $2.885 billion plus any payments GE receives pursuant to the Tax Matters Agreement, and the shares of SpinCo Class A preferred stock to be retained by GE will have a value of $15.0 million. The actual value of the Wabtec common stock and Wabtec convertible preferred stock to be issued in the Merger will depend on the market price of shares of Wabtec common stock at the time of the Merger.

After the Merger, Wabtec will own and operate the SpinCo Business and the assets acquired in the Direct Sale. It is anticipated that SpinCo, which will be Wabtec’s wholly owned subsidiary (except with respect to shares of SpinCo Class A preferred stock held by GE), will hold the SpinCo Business and Direct Sale Purchaser, which will also be Wabtec’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate post-Transaction GE Transportation. Wabtec will also continue its current businesses. All shares of Wabtec common stock, including those issued in the Merger, will be listed on the NYSE under Wabtec’s current trading symbol “WAB.”

Set forth below are diagrams that graphically illustrate, in simplified form, (i) the existing corporate structures, (ii) the corporate structures immediately following the Direct Sale, the SpinCo Transfer and the Distribution but before the Merger and (iii) the corporate structures immediately following the consummation of the Merger. A step-by-step description of material events relating to the Transactions is set forth under “The Transactions.”

Existing Structure

Wabtec Stockholders
GE Stockholders
Wabtec
GE
(holds the SpinCo Business and assets to be transferred and liabilities to be assumed in the Direct Sale)
Merger Sub
Direct Sale Purchaser
SpinCo

Structure following the Separation (including the Internal Reorganization), the Direct Sale, the SpinCo
Transfer and the Distribution but prior to the SpinCo Class B Preferred Stock Purchase and Merger

Wabtec Stockholders
GE (holds SpinCo preferred stock)
GE Stockholders (hold SpinCo common stock received in the Distribution)
GE Stockholders
Wabtec
SpinCo (holds the SpinCo Business)
GE
Merger Sub
Direct Sale Purchaser (holds the assets transferred and liabilities assumed in the Direct Sale)

Structure following the Merger

Wabtec Stockholders
GE and GE Stockholders receiving SpinCo common stock in the Distribution
GE Stockholders
50.8%
49.2%*
GE (holds SpinCo Class A preferred stock)
Wabtec
GE
SpinCo
(holds the SpinCo Business)
Direct Sale Purchaser
(holds the assets transferred and liabilities assumed in the Direct Sale)
*calculated as if the Wabtec convertible preferred stock had been converted to Wabtec common stock

After completion of all of the steps described in the section of this Prospectus entitled “The Transactions,” it is anticipated that SpinCo, which will be Wabtec’s wholly owned subsidiary (except with respect to shares of SpinCo Class A preferred stock held by GE), will hold the SpinCo Business and Direct Sale Purchaser, which will also be Wabtec’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate the post-Transaction GE Transportation.

In connection with the Transactions, on the date of the Distribution, GE or its subsidiaries and SpinCo or the SpinCo Transferred Subsidiaries will enter into the Additional Agreements relating to, among other things, intellectual property, employee matters, tax matters, research and development and transition services. See “Other Agreements.”

Number of Shares of SpinCo Common Stock to be Distributed to GE Stockholders

Immediately prior to the Distribution, the total number of shares of SpinCo common stock outstanding is expected to be 8,700,000,000 shares, all of which will be distributed in the Distribution. All shares of SpinCo common stock will be converted into the right to receive shares of Wabtec common stock at the effective time of the Merger. See “The Transactions—Determination of Number of Shares of SpinCo Common Stock to be Distributed to GE Stockholders.”

If the number of shares of GE common stock outstanding on the record date for the Spin-Off equaled the number of shares outstanding as of December 31, 2018, and if the number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the closing of the Merger equaled the number of shares outstanding on such basis as of that same date, a GE stockholder would receive 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the Spin-Off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock).

Opinion of Wabtec’s Financial Advisor

Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered to the Wabtec Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 20, 2018, that, as of the date of such written opinion and based upon and subject to the factors and assumptions as set forth in such written opinion, the Aggregate Consideration (as defined below) to be paid by Wabtec pursuant to the Original Merger Agreement, was fair from a financial point of view to Wabtec. For purposes of Goldman Sachs’ financial analyses and opinion, the term “Aggregate Consideration” means (i) the Share Issuance (or the New Issuance as defined in the Original Merger Agreement), (ii) the Direct Sale Purchase Price, as defined in the Original Separation Agreement and as adjusted pursuant to Section 2.11 of the Original Separation Agreement, and (iii) the payments relating to the Company Structure Benefits (as defined in the Tax Matters Agreement) pursuant to Section 13 of the Tax Matters Agreement (the “TMA Payments”).

The full text of the written opinion of Goldman Sachs, dated May 20, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit 99.1 to the registration statement of which this Prospectus forms a part. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Wabtec Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Wabtec common stock should vote with respect to the Share Issuance, the Wabtec Charter Amendment or any other matter. Pursuant to an engagement letter between Wabtec and Goldman Sachs, Wabtec has agreed to pay Goldman Sachs a transaction fee of $32 million plus a discretionary fee of up to $4 million, all of which is contingent upon consummation of the Transactions. See “The Transactions—Opinion of Wabtec’s Financial Advisor” for further information.

Debt Financing

On May 20, 2018, in connection with their entry into the Merger Agreement, Wabtec entered into the Commitment Letter with the Commitment Parties pursuant to which the Commitment Parties agreed to provide debt financing to Wabtec, including financing for the Direct Sale Purchase Price. Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions. See “Debt Financing” for further information.

Wabtec Convertible Preferred Stock

In exchange for the SpinCo Class C preferred stock, GE will receive in the Merger (i) a number of shares of Wabtec common stock, which it will hold directly, constituting 9.9% of the Wabtec common stock on a fully-diluted, as-converted and as-exercised basis (which shares held directly do not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible) and (ii) 10,000 shares of Wabtec convertible preferred stock. The Wabtec convertible preferred stock will be non-voting, will pay dividends on an as-converted basis, will have a liquidation preference equal to $100 per share plus the amount the holder would have received on an as-converted basis and, in the aggregate, will be convertible into a number of shares of Wabtec common stock that, immediately after the closing of the Merger, will constitute 15% of the Wabtec common stock on a fully-diluted, as-converted, as-exercised basis. The Wabtec convertible preferred stock will automatically convert into the right to receive Wabtec common stock upon a transfer by GE to a third party but is not otherwise convertible. The Wabtec convertible preferred stock may be subdivided and distributed in fractional amounts with the per share conversion rate to be subdivided accordingly. No fractional shares of Wabtec common stock will be issued upon conversion of the Wabtec convertible preferred stock, and any such fractional shares to which the purchaser, transferee or recipient would otherwise be entitled to receive will be aggregated by the exchange agent and the whole shares obtained thereby will be sold on the open market, with the net proceeds thereof to be made available on a pro rata basis. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Interests of GE’s and SpinCo’s Directors and Executive Officers in the Transactions

Directors and executive officers of GE or SpinCo who own shares of GE common stock will participate in the Distribution and the Merger on the same terms as other GE stockholders. Executive officers of SpinCo are eligible for incentive payments, accelerated vesting of equity awards and retirement benefits in connection with the Transactions. In addition, Wabtec is in the process of documenting the terms of an employment contract with Mr. Santana that will be entered into prior to the closing of the Merger and that will provide for Mr. Santana’s entitlement to base salary, annual bonus opportunity and equity incentive awards. See “The Transactions—Interests of GE’s and SpinCo’s Directors and Executive Officers in the Transactions” for further information.

Interests of Wabtec’s Directors and Executive Officers in the Transactions

Wabtec directors and executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of Wabtec stockholders generally. The members of the Wabtec Board were aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Transactions, including the Merger, and in recommending to Wabtec stockholders that they vote to approve the Share Issuance and the Wabtec Charter Amendment. See “The Transactions—Interests of Wabtec’s Directors and Executive Officers in the Transactions” for further information.

Board of Directors and Management of Wabtec Following the Transactions

Following the consummation of the Distribution, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). Directors of Wabtec serving on the Wabtec Board immediately before the consummation of the Merger are expected to continue to serve as directors of Wabtec immediately following the closing of the Merger. In connection with the Transactions, the size of the Wabtec Board will be increased to include three additional directors, each of whom is required to be independent as defined in the listing standards of the NYSE, to be designated as nominees by GE (subject to the nominees being reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board), effective at the time of closing of the Merger. The Merger Agreement provides that, at the direction of GE, the GE designees will be assigned among the Wabtec Board’s classes of directors so that one GE designee is appointed to the class of directors that is up for reelection at each of the first three annual meetings of Wabtec stockholders that occurs after the closing of the Merger.

Additionally, in certain circumstances (see “The Merger Agreement – Post-Closing Wabtec Board of Directors and Officers”), the Wabtec Board will take all actions necessary to include the GE designee up for reelection at the first annual meeting of Wabtec stockholders that occurs after the closing of the Merger as nominee for the Wabtec Board at such annual meeting, to recommend that Wabtec stockholders vote in favor of the GE designee and to support the election of the GE designee at such annual meeting. The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment.

Wabtec Stockholder Approval

At a special meeting held on November 14, 2018, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment, the approvals of which are required to complete the Transactions.

Wabtec Stockholders Meeting

Under the terms of the Merger Agreement, Wabtec agreed to call, give notice of, convene and hold a special meeting of its stockholders for the purpose of voting upon the proposals to approve the Share Issuance and the Wabtec Charter Amendment. The Wabtec Board called a special meeting of Wabtec stockholders, which was held on November 14, 2018, for Wabtec stockholders of record as of October 11, 2018. The definitive proxy statement was mailed to Wabtec stockholders on or about October 12, 2018. At the special meeting, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment.

Wabtec’s directors and executive officers held approximately 11.16% of the shares entitled to vote at Wabtec’s special meeting of stockholders as of August 1, 2018. SpinCo’s then-current directors, executive officers and their affiliates did not own any shares of Wabtec common stock entitled to vote at Wabtec’s special meeting of stockholders as of August 1, 2018.

Certain stockholders, directors and officers of Wabtec beneficially owning approximately 10.9% of the outstanding shares of Wabtec common stock entered into a Voting Agreement with GE under which these persons agreed to vote in favor of the Share Issuance proposal and the Wabtec Charter Amendment proposal. The Voting Agreement terminated on November 14, 2018 following the approval of the Share Issuance and the Wabtec Charter Amendment by Wabtec stockholders. See “Other Agreements—The Voting Agreement.”

Accounting Treatment and Considerations

Accounting Standard Codification 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Wabtec, in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

Issuance of equity by Wabtec. Wabtec expects to issue approximately 95.1 million shares of Wabtec common stock in the Merger.

Incurrence of debt by Wabtec. Approximately $2.885 billion of indebtedness is expected to be incurred in connection with the Transactions to fund the Direct Sale and the payment of the consideration payable in respect of the shares of SpinCo Class B preferred stock immediately prior to the Merger. Following the consummation of the Transactions, it is expected that post-Transaction GE Transportation will be owned by Wabtec through SpinCo, which will be a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE) and will hold the SpinCo Business, and Direct Sale Purchaser, which will also be a wholly owned subsidiary of Wabtec and will hold the assets, potentially including the equity interests in certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, acquired in the Direct Sale and the liabilities assumed in the Direct Sale. Nevertheless, because of the significant assets and operations represented by GE Transportation, Wabtec expects that following the consummation of the Transaction, SpinCo, Direct Sale Purchaser, and/or other entities through which GE Transportation is owned and operated may be required to become guarantors of the indebtedness of the Borrowers under the Credit Agreement, the New Wabtec Notes and Wabtec’s existing senior unsecured notes.

The relative voting interests of Wabtec stockholders after the consummation of the Transactions. In this case and calculated on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, GE and Spin-Off record date holders of GE common stock will collectively hold approximately 49.2% (including with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) of the common stock ownership and associated voting rights (except that the Wabtec convertible preferred stock will be non-voting prior to conversion) in Wabtec after the consummation of the Transactions and approximately 50.8% of the outstanding shares of Wabtec common stock will be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

The composition of the governing body of Wabtec after the consummation of the Transactions. The Wabtec Board currently consists of 12 directors. In connection with the Transactions, the size of the Wabtec Board will be increased to include three additional directors, each of whom is required to be independent as defined in the listing standards of the NYSE, to be designated as nominees by GE (subject to the nominees being reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board), effective at the time of closing of the Merger. The Merger Agreement provides that, at the direction of GE, the GE designees will be assigned among the Wabtec Board’s classes of directors so that one GE designee is appointed to the class of directors that is up for reelection at each of the first three annual meetings of Wabtec stockholders that occurs after the closing of the Merger. Additionally, in certain circumstances (see “Merger Agreement – Post-Closing Wabtec Board of Directors and Officers”), the Wabtec Board will take all actions necessary to include the GE designee up for reelection at the first annual meeting of Wabtec stockholders that occurs after the closing of the Merger as nominee for the Wabtec Board at such annual meeting, to recommend that Wabtec stockholders vote in favor of the GE designee and to support the election of the GE designee at such annual meeting.

The composition of the senior management of Wabtec after the consummation of the Transactions. The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment.

Wabtec management has determined that Wabtec will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the analysis of the relevant GAAP guidance. Consequently, Wabtec will apply acquisition accounting to the assets and liabilities of GE Transportation acquired or assumed upon the consummation of the Direct Sale and the Merger. The historical financial statements of Wabtec for periods ended prior to the consummation of the Merger will reflect only the operations and financial condition of Wabtec. Subsequent to the consummation of the Merger, the financial statements of Wabtec will include the combined operations and financial condition of Wabtec and GE Transportation.

Regulatory Approvals

Under the HSR Act, the parties must file pre-merger notifications with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ and observe specified waiting periods before consummating the Merger. Wabtec and GE each filed the requisite notification and report forms with the FTC and the DOJ on June 22, 2018. The DOJ has closed its review of the Transactions, and the waiting period under the HSR Act has expired. In addition, the parties have agreed to take, make or obtain all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the consummation of the Merger, including the governmental authorizations to be sought in Austria, Brazil, Canada, Germany, Kazakhstan, Mexico, Pakistan, Russia, South Africa and Ukraine. The parties have obtained clearance from Austria, Brazil (subject to a statutory appeal period that expires on January 29, 2019), Canada, Germany, Kazakhstan, Mexico, Pakistan, Russia, South Africa and Ukraine.

Federal Securities Law Consequences; Resale Restriction

Wabtec common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of Wabtec common stock issued to any person who may be deemed to be an “affiliate” of Wabtec under the Securities Act.

No Appraisal or Dissenters’ Rights

None of the stockholders of Wabtec, Merger Sub, Direct Sale Purchaser, GE or SpinCo will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders

Each of the Distribution and the Merger will be a taxable transaction for U.S. federal income tax purposes.

If you are a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders”), shares of SpinCo common stock you receive in the Distribution will be treated as taxable distribution in respect of your GE common stock. U.S. Holders that receive Wabtec common stock in the Merger generally will be treated as having disposed of their SpinCo common stock in a taxable exchange.

If you are a non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Distribution to Non- U.S. Holders”), you will be subject to withholding at a 30% rate in respect of the gross fair market value of any common stock received by you in the Distribution, unless you establish an entitlement to a reduced rate of withholding by timely delivering the applicable Internal Revenue Service Form W-8 to the applicable withholding agent. In addition, you should expect the applicable withholding agent to treat such stock as a dividend and withhold from payments to you accordingly. If you are subject to withholding on all or any portion of the SpinCo common stock you receive in the Distribution, then the applicable withholding agent will generally be required to withhold the appropriate amount even though there is insufficient cash from which to satisfy its withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the Wabtec common stock that you would otherwise receive in the Merger, and you may bear brokerage or other costs for this withholding procedure. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Distribution to Non- U.S. Holders—Withholding in the Distribution with respect to Non-U.S. Holders.” Subject to certain exceptions discussed below in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders—Tax Consequences of the Merger to Non-U.S. Holders,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of its disposition of SpinCo common stock in the Merger.

The tax consequences to you of the Distribution and the Merger will depend on your particular circumstances. You should read the discussion in the section of this document entitled “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders” and consult your own tax advisor for a full understanding of the tax consequences to you of the Distribution and the Merger.

The Exchange Agent for the Merger

The exchange agent for the Merger is Equiniti Group plc.

SUMMARY HISTORICAL, PRO FORMA AND SUPPLEMENTAL FINANCIAL DATA

The following summary combined financial data of GE Transportation and summary consolidated financial data of Wabtec are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this Prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation,” “Where You Can Find More Information; Incorporation by Reference,” “Information on GE Transportation,” “Information on Wabtec,” “Selected Historical Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Summary Historical Combined Financial Data of GE Transportation

The following data of GE Transportation as of September 30, 2018, and for the nine-month periods ended September 30, 2018 and September 30, 2017, have been derived from the unaudited combined financial statements of GE Transportation included elsewhere in this Prospectus. The following data of GE Transportation as of December 31, 2017 and 2016, and for the three years in the period ended December 31, 2017, have been derived from the audited combined financial statements of GE Transportation included elsewhere in this Prospectus. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation,” the combined financial statements of GE Transportation and the notes thereto and the unaudited pro forma condensed combined financial statements of Wabtec and GE Transportation included elsewhere in this Prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Income Statement Data
Total revenues	$2,717,519	$2,908,458	$3,930,308	$4,606,591	$5,421,479
Gross profit	749,147	614,843	923,234	1,171,637	1,325,936
Other operating and non-operating expenses(1)	(390,256)	(363,870)	(490,835)	(464,120)	(489,037)
Earnings before income taxes	358,891	250,973	432,399	707,517	836,899
Provision for income taxes	(85,325)	(90,156)	(44,303)	(167,428)	(349,275)
Net earnings	273,566	160,817	388,096	540,089	487,624
Less net earnings attributable to noncontrolling interests	6,586	12,411	14,311	6,144	7,547
Net earnings attributable to GE	$266,980	$148,406	$373,785	$533,945	$480,077
(1)	Includes selling, general and administrative expenses, impairment of goodwill, non-operating benefit costs and other (expense) income.
	As of September 30,	As of December 31,
In thousands	2018	2017	2016
Balance Sheet Data
Total assets	$3,922,129	$3,544,573	$3,626,918
Cash and cash equivalents	123,466	105,338	151,151
Total liabilities	1,938,186	1,871,350	2,243,954
Total equity	1,983,943	1,673,223	1,382,964
	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Cash provided by (used for):
Operating activities	$58,700	$(3,522)	$322,004	$853,712	$875,234
Investing activities	(109,038)	(183,875)	(200,956)	(168,214)	(225,875)
Financing activities	80,451	232,908	(171,062)	(625,586)	(622,770)

Summary Historical Consolidated Financial Data of Wabtec

The following data of Wabtec as of September 30, 2018, and for the nine-month periods ended September 30, 2018 and September 30, 2017, have been derived from the unaudited consolidated financial statements of Wabtec, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018. The following data of Wabtec as of December 31, 2017 and 2016, and for the three years in the period ended December 31, 2017, have been derived from the audited consolidated financial statements of Wabtec, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018. The summary historical consolidated financial data presented below is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. This information is only a summary and should be read in conjunction with the financial statements of Wabtec and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018 and Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, which are included in the appendices hereto or incorporated by reference in this Prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

	Nine Months Ended September 30,		Year Ended December 31,
In thousands, except per share data	2018	2017	2017	2016	2015
Income Statement Data
Net Sales	$3,245,671	$2,806,218	$3,881,756	$2,931,188	$3,307,998
Gross profit	936,860	796,873	1,065,313	924,239	1,047,816
Operating expenses	(556,879)	(467,338)	(644,234)	(467,632)	(438,962)
Income from operations	379,981	329,535	421,079	456,607	608,854
Interest expense, net	(75,917)	(57,460)	(77,884)	(50,298)	(27,254)
Other (expenses) income, net	5,958	5,304	8,868	6,528	3,768
Net income attributable to Wabtec stockholders	$260,521	$213,313	$262,261	$304,887	$398,628
Diluted Earnings per Common Share
Basic
Net income attributable to Wabtec stockholders per share	$2.71	$2.23	$2.74	$3.37	$4.14
Diluted
Net income attributable to Wabtec stockholders per share	$2.70	$2.22	$2.72	$3.34	$4.10
Cash dividends declared per share	$0.36	$0.20	$0.44	$0.36	$0.28
Weighted average shares outstanding
Basic	95,935	95,163	95,453	90,359	96,074
Diluted	96,436	95,808	96,125	91,141	97,006
	As of September 30,	As of December 31,
In thousands	2018	2017	2016
Balance Sheet Data
Total assets	$8,553,226	$6,579,980	$6,581,018
Cash and cash equivalents	411,381	233,401	398,484
Total debt	3,865,099	1,870,528	1,892,776
Total equity	2,910,352	2,828,532	2,976,825
	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015
Cash provided by (used for):
Operating activities	$38,038	$26,511	$188,811	$450,530	$450,844
Investing activities	(104,160)	(905,872)	(1,033,474)	(232,966)	(177,194)
Financing activities	1,995,310	(70,049)	(97,431)	522,971	(251,498)

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the Transactions described in this Prospectus under “The Transactions.” The following unaudited pro forma condensed combined balance sheet as of September 30, 2018, and the unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2018 and the year ended December 31, 2017 (collectively, the “Pro Forma Statements”) have been prepared in compliance with the requirements of Regulation S-X under the Securities Act using accounting policies in accordance with U.S. GAAP.

The Pro Forma Statements should be read in conjunction with the audited consolidated financial statements of Wabtec as of and for the year ended December 31, 2017, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, Wabtec’s interim financial statements as of and for the nine-month period ended September 30, 2018, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s quarterly report on Form 10-Q filed with the SEC for the quarter ended September 30, 2018, and the audited combined financial statements of GE Transportation as of and for the year ended December 31, 2017 and GE Transportation’s interim financial statements as of and for the nine-month period ended September 30, 2018, which are, in each case, included elsewhere in this Prospectus. GE Transportation’s historical financial statements included in this Prospectus have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows. The note disclosure requirements of annual consolidated financial statements provide additional disclosures to that required for pro forma condensed combined financial information.

The unaudited Pro Forma Statements give effect to the Transactions as if they had occurred on January 1, 2017, for the purposes of the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2018 and the year ended December 31, 2017. The unaudited Pro Forma Statements give effect to the Transactions as if they had occurred on September 30, 2018, for the purposes of the unaudited pro forma condensed combined balance sheet. In the opinion of Wabtec’s management, these Pro Forma Statements include all material adjustments necessary to be in accordance with Article 11 of Regulation S-X under the Securities Act. The Pro Forma Statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the combination of Wabtec and GE Transportation. Actual amounts recorded upon consummation of the Transactions will differ from the Pro Forma Statements, and the differences may be material. See “Where You Can Find More Information; Incorporation by Reference,” “Unaudited Pro Forma Combined Consolidated Financial Statements” and the interim combined financial statements of GE Transportation and the notes thereto and audited combined financial statements of GE Transportation and notes thereto, which are, in each case, included elsewhere in this Prospectus.

Unaudited Pro Forma Condensed Combined Statement of Income Data

The following table presents the unaudited pro forma combined consolidated statement of income data for the nine months ended September 30, 2018.

In millions, except per share data (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,245.7	$1,671.6	$(137.4)	$(45.5)	$4,734.4
Sales of services	—	1,045.9	137.4	(80.0)	1,103.3
Net sales	3,245.7	2,717.5	—	(125.5)	5,837.7
Cost of goods sold	(2,308.8)	(1,335.3)	216.0	31.3	(3,396.8)
Cost of services sold	—	(633.1)	(114.6)	(4.6)	(752.3)
Gross profit	936.9	749.1	101.4	(98.8)	1,688.6
Income from operations before income taxes	310.0	358.9	—	(234.0)	434.9
Income tax expense	(53.2)	(85.3)	—	55.2	(83.3)
Net income	256.8	273.6	—	(178.8)	351.6
Less: Net income attributable to noncontrolling interest	3.7	(6.6)	—	—	(2.9)
Net income attributable to Wabtec stockholders	$260.5	$267.0	$—	$(178.8)	$348.7

The following table presents the unaudited pro forma combined consolidated statement of income data for the year ended December 31, 2017.

In millions, except per share data (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,881.8	$2,546.6	$(196.1)	$(73.8)	$6,158.5
Sales of services	—	1,383.7	196.1	(78.9)	1,500.9
Net sales	3,881.8	3,930.3	—	(152.7)	7,659.4
Cost of goods sold	(2,816.4)	(2,129.7)	319.0	53.1	(4,574.0)
Cost of services sold	—	(877.4)	(149.4)	(4.1)	(1,030.9)
Gross profit	1,065.3	923.2	169.6	(103.7)	2,054.4
Income from operations before income taxes	352.2	432.4	—	(381.7)	402.9
Income tax expense	(89.8)	(44.3)	—	112.6	(21.5)
Net income	262.4	388.1	—	(269.1)	381.4
Less: Net income attributable to noncontrolling interest	—	(14.3)	—	—	(14.3)
Net income attributable to Wabtec stockholders	$262.4	$373.8	$—	$(269.1)	$367.1

Unaudited Pro Forma Condensed Combined Balance Sheet Data

The following table presents the unaudited pro forma combined consolidated balance sheet data as of September 30, 2018.

In millions (in U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments	Pro Forma Adjustments	Pro Forma Combined Wabtec/GE Transportation
Assets
Cash and cash equivalents	$411.4	$123.5	$—	$(360.0)	$174.9
Restricted cash	1,724.0	—	—	(1,724.0)	—
Total assets	8,553.2	3,922.1	—	5,925.4	18,400.7
Liabilities and Shareholders’ Equity
Long-term debt	3,818.1	65.1	—	809.4	4,692.6
Total liabilities	5,642.9	1,938.2	—	1,019.7	8,600.8
Total Group shareholders’ equity	2,895.2	1,949.6	—	4,890.7	9,735.5

Summary Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Wabtec. The Wabtec historical data has been derived from and should be read together with Wabtec’s unaudited consolidated financial statements and related notes thereto contained in Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018 and Wabtec’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2017, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018. See “Where You Can Find More Information; Incorporation by Reference.” The pro forma data as of and for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 has been derived from the unaudited pro forma condensed combined financial statements included elsewhere in this Prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

This comparative historical and pro forma per-share data is being provided for illustrative purposes only. Wabtec and GE Transportation may have performed differently had the Transactions occurred prior to the periods or at the date presented. You should not rely on the pro forma per-share data presented as being indicative of the results that would have been achieved had Wabtec and GE Transportation been combined during the periods or at the date presented or of the future results or financial condition of Wabtec or GE Transportation to be achieved following the consummation of the Transactions.

	As of and for the Nine Months Ended September 30, 2018		As of and for the Year Ended December 31, 2017
In thousands, except per share data	Wabtec Historical	Pro Forma Combined	Wabtec Historical	Pro Forma Combined
Diluted Earnings per Common Share
Basic
Net income attributable to Wabtec stockholders	$2.71	$1.82	$2.74	$1.92
Diluted
Net income attributable to Wabtec stockholders	$2.70	$1.82	$2.72	$1.92
Weighted average shares outstanding
Basic	95,935	191,042	95,453	190,560
Diluted	96,436	191,543	96,125	191,232

Historical Common Stock Market Price and Dividend Data

Historical market price data for SpinCo and GE Transportation has not been presented as GE Transportation is currently operated by GE and SpinCo is a wholly owned subsidiary of GE and there is no established trading market in SpinCo common stock. Shares of SpinCo common stock do not currently trade separately from GE common stock.

Shares of Wabtec common stock currently trade on the NYSE under the symbol “WAB.” There were 455 holders of record of Wabtec common stock at the close of business on December 31, 2018. A number of Wabtec stockholders hold their shares in “street name;” therefore Wabtec believes that there are substantially more beneficial owners of Wabtec common stock. On May 18, 2018, the last trading day before the announcement of the Transactions, the last sale price of Wabtec common stock reported by the NYSE was $95.19. The last sale price of Wabtec common stock reported by the NYSE on January 24, 2019 was $71.03.

The following table sets forth on a per share basis the cash dividend declared, and the high and low sales prices of Wabtec common stock as reported on the NYSE:

	Wabtec Common Stock
	High	Low	Dividend
2019
First Quarter (through January 24, 2019)	$76.35	$67.97	$	N/A

2018
First Quarter	$86.24	$69.75		$0.120
Second Quarter	$104.21	$78.80		$0.120
Third Quarter	$115.40	$96.56		$0.120
Fourth Quarter	$107.02	$65.45		$0.120

2017
First Quarter	$88.87	$74.06		$0.100
Second Quarter	$92.00	$77.09		$0.100
Third Quarter	$93.81	$69.20		$0.120
Fourth Quarter	$82.13	$71.96		$0.120

2016
First Quarter	$80.61	$60.28		$0.080
Second Quarter	$86.46	$66.14		$0.080
Third Quarter	$82.00	$65.54		$0.100
Fourth Quarter	$89.18	$74.32		$0.100

Wabtec Dividend Policy

Wabtec currently intends to continue paying dividends on a quarterly basis, although the declaration of any future dividends will be determined by the Wabtec Board and will depend on many factors, including available cash, estimated cash needs, earnings, financial condition, operating results, and capital requirements, as well as limitations in Wabtec’s contractual agreements, applicable law, regulatory constraints, industry practice and other business considerations that the Wabtec Board considers relevant. Wabtec’s ability to declare and pay future dividends on Wabtec common stock may be restricted by the provisions of the DGCL and covenants in Wabtec’s then-existing indebtedness arrangements.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained and incorporated by reference in this Prospectus and the exhibits hereto. Some of the risks described below relate principally to the Transactions, while others relate principally to the business and the industry in which Wabtec, including SpinCo and the Transferred Subsidiaries, will operate after the Transactions. The remaining risks relate principally to the securities markets generally and ownership of shares of Wabtec common stock. The risks described below are not the only risks that Wabtec currently faces or will face after the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial also may materially and adversely affect Wabtec’s business and financial condition or the price of Wabtec common stock following the consummation of the Transactions. In addition, you should consider the risks associated with Wabtec’s business that appear in its annual report on Form 10-K for the year ended December 31, 2017 or any subsequent reports filed with the SEC and incorporated by reference into this document.

Risks Related to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, as Wabtec and GE may be unable to satisfy the conditions or obtain the approvals required to complete the Transactions or such approvals may contain material restrictions or conditions.

The consummation of the Transactions is subject to numerous conditions, including, among other things:

•	the approval by Wabtec stockholders of the Share Issuance, which was received on November 14, 2018;
•	the approval by Wabtec stockholders of the Wabtec Charter Amendment, which was received on November 14, 2018;
•	the termination or expiration of the applicable waiting period under the HSR Act, which has expired, and the DOJ closed its review of the Transactions on January 11, 2019;
•	the taking, making or obtaining of all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the Transactions;
•	the effectiveness under the Securities Act of (i) SpinCo’s registration statement on Form S-1 (or, if applicable, Form 10) or such Form(s) as shall be required under applicable SEC rules in connection with the Distribution and (ii) Wabtec’s registration statement on Form S-4 in connection with the Merger, and the absence of any stop order or other order or action issued by the any court or other governmental authority, including the SEC, or any pending proceeding before the SEC seeking a stop order with respect thereto;
•	the receipt of the Direct Sale Purchase Price by GE;
•	the completion of the various transaction steps contemplated by the Merger Agreement and the Separation Agreement, including the International Reorganization, the Direct Sale, the SpinCo Transfer and the Distribution; and
•	other customary conditions.

There is no assurance that the Transactions will be consummated on the terms or timeline currently contemplated, or at all, in which case the Spin-Off will not be consummated. Wabtec and GE have and will continue to expend time and resources of management and to incur legal, advisory and financial services fees related to the Transactions and the related financing for the Transactions. These expenses must be paid regardless of whether the Transactions are consummated.

Governmental authorities may not approve the Transactions, may impose conditions to the approval of the Transactions or may require changes to the terms of the Transactions. Any such conditions or changes could have the effect of delaying completion of the Transactions, imposing costs on or limiting the revenues of the combined company following the Transactions or otherwise reducing the anticipated benefits of the Transactions. Any condition or change which results in a material adverse effect on GE and/or Wabtec under the Merger Agreement may cause GE and/or Wabtec to restructure or terminate the Transactions.

If completed, the integration of Wabtec and GE Transportation may not be successful or the anticipated benefits from the Transactions may not be realized.

After the consummation of the Transactions, Wabtec will have significantly more sales, assets and employees than it did prior to the consummation of the Transactions. During the period in which transition services are provided to Wabtec by GE, SpinCo will have a continued dependence on the provision of services from GE, including with respect to research and development and information technology infrastructure. The integration process will require Wabtec to expend capital and significantly expand the scope of its operations. Wabtec management will be required to devote a significant amount of time and attention to the process of integrating the operations of Wabtec’s business and GE Transportation. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include, but are not limited to:

•	integrating GE Transportation while carrying on the ongoing operations of Wabtec’s business;
•	managing a significantly larger company than before the consummation of the Transactions;
•	the possibility of faulty assumptions underlying Wabtec’s expectations regarding the integration process;
•	coordinating a greater number of diverse businesses located in a greater number of geographic locations;
•	operating in geographic markets or industry sectors in which Wabtec may have little or no experience;
•	complying with laws of new jurisdictions in which Wabtec has not previously operated;
•	integrating business systems and models;
•	attracting and retaining the necessary personnel associated with GE Transportation;
•	creating and implementing uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and
•	integrating information technology, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems, and meeting external reporting requirements following the consummation of the Transactions.

All of the risks associated with the integration process could be exacerbated by the fact that Wabtec may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate Wabtec’s business after the Transactions. Failure to hire or retain employees with the requisite skills and knowledge to run Wabtec after the Transactions may have a material adverse effect on Wabtec’s business, financial condition and results of operations.

Even if Wabtec is able to combine the two business operations successfully, it may not be possible to realize the benefits of the increased sales volume and other benefits, including the synergies that are expected to result from the Transactions, or realize these benefits within the time frame that is anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transactions may be offset by costs incurred or delays in integrating the companies. In addition, the quantification of synergies expected to result from the Transactions is based on significant estimates and assumptions that are subjective in nature and inherently uncertain. The amount of synergies actually realized following the Transactions, if any, and the time periods in which any such synergies are realized, could differ materially from the expected synergies discussed in this Prospectus, regardless of whether Wabtec is able to combine the two business operations successfully.

If Wabtec is unable to successfully integrate GE Transportation or if it is unable to realize the anticipated synergies and other benefits of the Transactions, there could be a material adverse effect on Wabtec’s business, financial condition and results of operations.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Wabtec.

The Merger Agreement contains provisions that may discourage a third party from submitting prior to the closing of the Transactions a business combination proposal to Wabtec that might result in greater value to Wabtec stockholders than the Transactions. The Merger Agreement generally prohibits Wabtec from soliciting any alternative transaction proposal, although the Wabtec Board may, subject to certain limitations, withdraw or modify its recommendation regarding the Transactions in the event it receives an unsolicited alternative transaction proposal that the Wabtec Board determines is superior to the Transactions. See “The Merger Agreement—No Solicitation” and “—Board Recommendation.” In addition, before the Wabtec Board may withdraw or modify its recommendation regarding the Transactions, GE has the opportunity to negotiate with Wabtec to modify the terms of the Transactions in response to any competing acquisition proposals. See “The Merger Agreement—Board Recommendation.” If the Merger Agreement is terminated by Wabtec or GE in certain circumstances, Wabtec may be obligated to pay a termination fee to GE, which would represent an additional cost for a potential third party seeking a business combination with Wabtec. See “The Merger Agreement—Termination Fee and Expenses.”

Failure to complete the Transactions could adversely affect the market price of Wabtec common stock as well as its business, financial condition and results of operations.

If the Transactions are not completed for any reason, the price of Wabtec common stock may decline, or the company’s business, financial condition and results of operations may be impacted: to the extent that the market price of Wabtec common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized; based on significant expenses, such as legal, advisory and financial services which generally must be paid regardless of whether the Transactions are completed; based on potential disruption of the business of Wabtec and distraction of its workforce and management team; and based on the requirement in the Merger Agreement that, under certain circumstances, Wabtec must pay GE a termination fee or reimburse GE for expenses relating to the Transactions.

Wabtec will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

Wabtec expects to incur significant, one-time costs in connection with the Transactions, some of which will be capitalized, including approximately $35.0 million of financing-related fees, approximately $60.0 million of transaction-related costs (including advisory, legal, accounting and other professional fees) and approximately $88.0 million of transition and integration-related costs (a portion of which will be incremental capital spending), which Wabtec management believes are necessary to realize the anticipated synergies from the Transactions. The incurrence of these costs may have a material adverse effect on Wabtec’s liquidity, cash flows and operating results in the periods in which they are incurred.

Investors holding shares of Wabtec common stock immediately prior to the completion of the Transactions will have a significantly reduced ownership and voting interest in Wabtec after the Transactions and will exercise less influence over management.

Investors holding shares of Wabtec common stock immediately prior to the completion of the Transactions will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the Transactions.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 49.2% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”). Consequently, Wabtec stockholders, collectively, will be able to exercise significantly less influence over the management and policies of the combined company than they will be able to exercise over the management and Wabtec’s policies immediately prior to the completion of the Transactions.

Where calculations are presented in this Prospectus on a fully-diluted, as-converted and as-exercised basis, such calculations reflect a number of outstanding shares of Wabtec common stock that will be higher than the number of shares of Wabtec common stock actually outstanding at the relevant time, which variance may affect the actual percentages upon consummation of the Merger. In addition, in those instances, references to “Wabtec stockholders” owning approximately 50.8% of the outstanding Wabtec common stock assume that the holders of instruments convertible into or exercisable for Wabtec common stock are the owners of the underlying Wabtec common stock and, with limited exceptions, assume that Wabtec equity awards, including those that may be settled in cash, are instruments convertible into or exercisable for Wabtec common stock.

The calculation of merger consideration will not be adjusted if there is a change in the value of GE Transportation or its assets or the value of Wabtec before the Transactions are completed.

The calculation of the number of shares of Wabtec common stock to be distributed in the Merger is based upon fixed percentages and will not be adjusted if there is a change in the value of GE Transportation or its assets or the value of Wabtec prior to the consummation of the Transactions. Wabtec will not be required to consummate the Merger if there has been any “material adverse effect” on GE Transportation as defined in the Merger Agreement (as discussed above under “The Merger Agreement”). However, Wabtec will not be permitted to terminate or re-solicit the vote of Wabtec stockholders because of any changes in the market prices of Wabtec common stock or any changes in the value of GE Transportation that do not constitute a material adverse effect on GE Transportation.

Sales of Wabtec common stock after the Transactions may negatively affect the market price of Wabtec common stock.

The shares of Wabtec common stock to be issued as part of the Transactions will generally be eligible for immediate resale. The market price of Wabtec common stock could decline as a result of sales of a large number of shares of Wabtec common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Following the consummation of the Transactions, GE is expected to hold rights to 24.9% of Wabtec common stock on a fully-diluted, as-converted, as-exercised basis (with 9.9% to be held directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE). Pursuant to the Shareholders Agreement, GE is subject to certain requirements to sell, transfer or otherwise divest (i) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (ii) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (i) and (ii) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (iii) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and GE has an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”). Although these required sales have been disclosed, future sales by GE of a substantial number of shares could reduce the market price of Wabtec common stock.

Currently, GE stock may be held in index funds, and may be held by institutional investors subject to various investing guidelines. Because Wabtec may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the Wabtec common stock that they receive. In addition, with respect to the GE retirement plans that receive shares of Wabtec common stock in the Transactions, if any, those persons with investment discretion with respect to those shares of Wabtec common stock may decide to sell such shares following the consummation of the Transactions.

Wabtec has incurred, and expects to incur, new indebtedness in connection with the Transactions, and the degree to which Wabtec will be leveraged following completion of the Transactions may have a material adverse effect on Wabtec’s business, financial condition or results of operations and cash flows.

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions.

If Wabtec is not able to repay or refinance its debt as it becomes due, Wabtec may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of Wabtec’s cash flow from operations to the payment of principal and interest on Wabtec’s indebtedness. In addition, Wabtec’s ability to withstand competitive pressures and react to changes in Wabtec’s industry could be impaired. The lenders who hold such debt also could accelerate amounts due, which could potentially trigger a default or acceleration of any of Wabtec’s other debt.

In addition, Wabtec may increase its debt or raise additional capital following the Transactions, subject to restrictions in Wabtec’s debt agreements. If Wabtec’s cash flow from operations is less than it anticipates, or if Wabtec’s cash requirements are more than it expects, Wabtec may require more financing. However, debt or equity financing may not be available to Wabtec on terms advantageous or acceptable to Wabtec, if at all. If Wabtec incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of Wabtec common stock, particularly in the event of liquidation. The terms of the debt or preferred stock also may impose additional and more stringent restrictions on Wabtec’s operations than those to which it is currently subject. If Wabtec raises funds through the issuance of additional equity, Wabtec stockholders’ percentage ownership in Wabtec would be further diluted. If Wabtec is unable to raise additional capital when needed, it could affect Wabtec’s financial condition.

Further, Wabtec’s credit ratings impact the cost and availability of future borrowings, and, as a result, Wabtec’s cost of capital. Wabtec’s ratings reflect each rating organization’s opinion of Wabtec’s financial strength, operating performance and ability to meet Wabtec’s debt obligations. Each of the ratings organizations reviews Wabtec’s ratings periodically, and there can be no assurance that current ratings will be maintained in the future. Following the announcement of the Transactions, Moody’s affirmed Wabtec’s current credit ratings with a negative outlook, Standard & Poor’s placed Wabtec’s credit ratings under review for a possible downgrade and Fitch assigned Wabtec a BBB- credit rating with a stable outlook. On September 10, 2018, Standard & Poor’s affirmed Wabtec’s current credit ratings with a negative outlook. Downgrades in Wabtec’s ratings could adversely affect Wabtec’s businesses, cash flows, financial condition and operating results.

The historical financial information of GE Transportation may not be representative of its results or financial condition if it had been operated independently of GE and, as a result, may not be a reliable indicator of its future results.

GE Transportation is currently operated by GE. Consequently, the financial information of GE Transportation included in this Prospectus has been derived from the consolidated financial statements and accounting records of

GE as if the operations of GE Transportation were conducted independently from GE. The historical results of operations, financial position and cash flows of GE Transportation included in this Prospectus may not be indicative of what they would have been had GE Transportation actually been an independent stand-alone entity, nor are they necessarily indicative of the future results of operations, financial position and cash flows of GE Transportation. For example, the combined financial statements of GE Transportation include all revenues and costs directly attributable to GE Transportation and an allocation of expenses related to certain GE corporate functions. These expenses have been allocated to GE Transportation based on direct usage or benefit where identifiable, with the remainder allocated pro rata based on an applicable measure of revenues, cost of revenues, headcount, fixed assets, number of transactions or other relevant measures. Although SpinCo considers these allocations to be a reasonable reflection of the utilization of services or the benefit received, the allocations may not be indicative of the actual expense that would have been incurred had SpinCo operated as an independent, stand-alone entity, nor are they indicative of SpinCo’s future expenses.

The unaudited pro forma combined financial information of Wabtec and GE Transportation is not intended to reflect what actual results of operations and financial condition would have been had Wabtec and GE Transportation been a combined company for the periods presented, and therefore these results may not be indicative of Wabtec’s future operating performance.

Because Wabtec will acquire GE Transportation only upon completion of the Transactions, it has no available historical financial information that consolidates the financial results for the GE Transportation and Wabtec. The historical financial statements contained or incorporated by reference in this Prospectus consist of the separate financial statements of GE Transportation and Wabtec.

The unaudited pro forma condensed combined financial information presented in this Prospectus is for illustrative purposes only and is not intended to, and does not purport to, represent what Wabtec’s actual results or financial condition would have been if the Transactions had occurred on the relevant date. In addition, such unaudited pro forma condensed combined financial information is based in part on certain assumptions regarding the Transactions that Wabtec believes are reasonable. These assumptions, however, are only preliminary and will be updated only after the consummation of the Transactions. The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting, with Wabtec considered the acquirer of GE Transportation. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on an estimate of the fair values of the tangible and intangible assets and liabilities of GE Transportation. In arriving at the estimated fair values, Wabtec considered the preliminary appraisals of independent consultants which were based on a preliminary and limited review of the assets and liabilities related to GE Transportation to be transferred to, or assumed by, Direct Sale Purchaser, SpinCo and the SpinCo Transferred Subsidiaries in the Transactions. Following the Merger, Wabtec expects to complete the purchase price allocation after considering the fair value of the assets and liabilities of GE Transportation at the level of detail necessary to finalize the required purchase price allocation. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital spending that Wabtec management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the pro forma financial information included in this Prospectus does not reflect what Wabtec’s results of operations or operating condition would have been had Wabtec and GE Transportation been a consolidated entity during all periods presented, or what Wabtec’s results of operations and financial condition will be in the future.

Wabtec may be unable to provide the same types and level of benefits, services and resources to GE Transportation that historically have been provided by GE, or may be unable to provide them at the same cost.

As part of GE, GE Transportation has been able to receive benefits and services from GE and has been able to benefit from GE’s financial strength and extensive business relationships. After the consummation of the Transactions, GE Transportation will be owned by Wabtec and no longer will benefit from GE’s resources. While Wabtec will enter into agreements under which GE will agree to provide certain transition services and site-related services for a period of time following the consummation of the Transactions, it cannot be assured that Wabtec will be able to adequately replace those resources or replace them at the same cost. If Wabtec is not able to replace the resources provided by GE or is unable to replace them at the same cost or is delayed in replacing the resources provided by GE, Wabtec’s business, financial condition and results of operations may be materially adversely impacted.

Wabtec’s business, financial condition and results of operations may be adversely affected following the Transactions if Wabtec cannot negotiate contract terms that are as favorable as those GE has received when Wabtec replaces certain of GE Transportation’s contracts after the closing of the Transactions.

Prior to the consummation of the Transactions, certain functions (such as purchasing, accounts payable processing, accounts receivable management, information systems, logistics and distribution) associated with GE Transportation are being performed under GE’s centralized systems and, in some cases, under contracts that also are used for GE’s other businesses and which will not be assigned in whole or in part to GE Transportation. In addition, some other contracts to which GE is a party on behalf of GE Transportation, including some contracts with customers, will require consents of third parties to assign them to GE Transportation. There can be no assurance that GE Transportation will be able to negotiate contract terms that are as favorable as those GE received when and if Wabtec replaces these contracts with its own agreements for similar services, including any contracts that may need to be replaced as a result of a failure to obtain required third-party consents.

Although Wabtec believes that it will be able to enter into new agreements for similar services and that GE and Wabtec will be able to obtain all material third-party consents required to assign contracts to GE Transportation, it is possible that the failure to enter into new agreements for similar services or to obtain required consents to assign contracts could have a material adverse impact on Wabtec’s business, financial condition and results of operations following the consummation of the Transactions.

Wabtec may fail to realize anticipated tax benefits of the Transactions.

GE and Wabtec intend that the Distribution and/or certain related transactions and the Direct Sale will be taxable to GE. Accordingly, GE and Wabtec intend that the Transactions will enable Wabtec to receive an increased tax basis in the assets of the SpinCo Business and the assets acquired in the Direct Sale and to realize other related tax benefits. However, the tax treatment of the Distribution, the Direct Sale and certain related transactions, and Wabtec’s ability to realize the increased tax basis and other related tax benefits referenced above, are not certain. GE and Wabtec are not aware of any authority directly addressing a transaction involving these same facts, and have not sought to obtain any ruling from the IRS, or any opinion of counsel, relating to the availability of the intended tax basis increases and other related tax benefits referenced above.

If the IRS or a court were to successfully assert that the Distribution and certain related transactions are not taxable to GE or that the Direct Sale is not treated as a taxable sale for U.S. federal income tax purposes, Wabtec and its subsidiaries (including SpinCo and Direct Sale Purchaser) likely would need to make increased payments for taxes in the future relative to the payments they would have made absent such successful assertion. Because GE’s obligation under the Tax Matters Agreement to repay Wabtec on account of tax benefits that are later disallowed is in respect of the portion of the tax benefits for which Wabtec made payments to GE (and not the incremental tax benefits referenced above), GE’s repayment obligation in such case would not fully compensate Wabtec and its subsidiaries for the loss of all of the intended tax basis increases and other related tax benefits referenced above. See “Other Agreements—Tax Matters Agreement” for a more detailed description of the treatment of the tax benefits referenced above under the Tax Matters Agreement.

Wabtec may be required to make significant tax-related payments to GE.

Under the Tax Matters Agreement, Wabtec has agreed to make certain payments to GE as and when Wabtec realizes certain tax benefits arising out of the Transactions. The exact amount and timing of these payments is not certain, but GE and Wabtec expect that the amount of the payments will be significant and that all or a large majority of the amounts paid by Wabtec pursuant to this obligation will be paid within several years of the Distribution.

Wabtec will have more shares of its common stock outstanding and will be a substantially larger company with significant indebtedness after the Transactions, which may discourage other companies from trying to acquire Wabtec.

Wabtec expects to issue approximately 95.1 million shares of its common stock in the Merger. Because Wabtec will be a significantly larger company and will have significantly more shares of its common stock outstanding after the consummation of the Transactions and significantly more outstanding indebtedness, an acquisition of

Wabtec by a third party may become more expensive for potential acquirors. As a result, some companies may not seek to acquire Wabtec, and the reduction in potential parties that may seek to acquire Wabtec could negatively impact the prices at which Wabtec common stock trades.

Wabtec’s estimates and judgments related to the acquisition accounting models used to record the purchase price allocation may be inaccurate.

Wabtec management will make significant accounting judgments and estimates for the application of acquisition accounting under GAAP, and the underlying valuation models. Wabtec’s business, operating results and financial condition could be materially and adversely impacted in future periods if Wabtec’s accounting judgments and estimates related to these models prove to be inaccurate.

Wabtec may be required to recognize impairment charges for goodwill and other intangible assets.

Wabtec currently estimates that the proposed Transactions will add approximately $8,730.0 million of goodwill and other intangible assets to Wabtec’s consolidated balance sheet. In accordance with GAAP, Wabtec management periodically assesses these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to Wabtec’s business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may impair goodwill and other intangible assets. Any charges relating to such impairments would adversely affect Wabtec’s results of operations in the periods recognized.

Wabtec may waive one or more of the conditions to the consummation of the Transactions without re-soliciting stockholder approval.

Wabtec may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Transactions to the extent permitted by applicable law. If Wabtec waives the satisfaction of a material condition to the consummation of the Transactions, Wabtec will evaluate the facts and circumstances at that time and re-solicit stockholder approval of the Share Issuance and the Wabtec Charter Amendment if required to do so by applicable law or other relevant rules. In some cases, if the Wabtec Board determines that such waiver or its effect on Wabtec stockholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or rules, Wabtec would complete the Merger without seeking further stockholder approval.

Wabtec directors and executive officers have interests in seeing the Transactions completed are different from, or in addition to, those of other Wabtec stockholders.

Wabtec directors and executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of Wabtec stockholders generally. The members of the Wabtec Board were aware of and considered these interests, among other matters, in deciding to approve the terms of the Transactions, including the Merger, and in recommending to Wabtec stockholders that they vote to approve the Share Issuance and the Wabtec Charter Amendment.

The directors of Wabtec immediately prior to the consummation of the Merger are generally expected to be the directors of Wabtec immediately after the consummation of the Merger (although the size of the Wabtec Board will be increased to include three additional independent directors to be designated by GE, effective at the time of closing of the Merger). The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment.

In addition, the directors and executive officers of Wabtec would be entitled to accelerated vesting of certain equity incentive awards upon the consummation of the Merger, and certain executive officers would be entitled to severance benefits upon a qualifying termination of employment in connection with the Merger that are greater than the severance benefits to which they are entitled without regard to the consummation of the Merger.

For a further description and quantification of the benefits that the Wabtec directors and executive officers may receive as a result of these interests, see “The Transactions—Interests of Wabtec’s Directors and Executive Officers in the Transactions.”

Risks Related to Wabtec, Including GE Transportation, After the Transactions

For purposes of the following discussion, unless the context requires otherwise, “Wabtec” refers to Westinghouse Air Brake Technologies Corporation and its subsidiaries, including SpinCo and the SpinCo Transferred Subsidiaries.

Prolonged unfavorable economic and market conditions could adversely affect Wabtec’s business.

Unfavorable general economic and market conditions in the United States and internationally—particularly in Wabtec’s key end markets—could have a negative impact on Wabtec’s sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market Wabtec’s products effectively, Wabtec’s business and results of operations could be materially adversely affected.

Wabtec is dependent upon key customers.

Wabtec relies on several key customers who represent a significant portion of its business. While Wabtec believes its relationships with its customers are generally good, Wabtec’s top customers could choose to reduce or terminate their relationships with Wabtec. In addition, many of Wabtec’s customers place orders for products on an as-needed basis and operate in cyclical industries. As a result, customer order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. Furthermore, the average service life of certain products in Wabtec’s end markets has increased in recent years due to innovations in technologies and manufacturing processes, which has also allowed end users to replace parts less often. As a result of Wabtec’s dependence on its key customers, Wabtec could experience a material adverse effect on its business, results of operations and financial condition if it lost any one or more of its key customers or if there is a reduction in their demand for Wabtec’s products.

Wabtec operates in a highly competitive industry.

Wabtec operates in a global, competitive marketplace and faces substantial competition from a limited number of established competitors, some of which may have greater financial resources than Wabtec, may have a more extensive low-cost sourcing strategy and presence in low-cost regions than Wabtec or may receive significant governmental support. Price competition is strong and, coupled with the existence of a small number of customers in Wabtec’s markets, many of which are cost conscious and possess significant negotiating power, has historically limited Wabtec’s ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. If Wabtec’s competitors invest heavily in innovation and develop products that are more efficient or effective than Wabtec’s products, Wabtec may not be able to compete effectively. There can be no assurance that competition in one or more of Wabtec’s markets will not adversely affect Wabtec’s business and its results of operations.

Wabtec intends to pursue acquisitions, joint ventures and alliances that involve a number of inherent risks, any of which may cause Wabtec not to realize anticipated benefits.

One aspect of Wabtec’s business strategy is to selectively pursue acquisitions, joint ventures and alliances that Wabtec believes will improve its market position, and provide opportunities to realize operating synergies. These transactions involve inherent risks and uncertainties, any one of which could have a material adverse effect on Wabtec’s business, results of operations and financial condition including:

•	difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;
•	diversion of management’s attention from other business concerns;
•	the assumption of unknown liabilities;
•	an increased amount of indebtedness and/or increased leverage; and
•	unanticipated changes in the market conditions, business and economic factors affecting such an acquisition, joint venture or alliance.

Wabtec cannot assure that it will be able to consummate any future acquisitions, joint ventures or other business combinations. If Wabtec is unable to identify or consummate suitable acquisitions, joint ventures or alliances, Wabtec may be unable to fully implement its business strategy, and its business and results of operations may be adversely affected as a result. In addition, Wabtec’s ability to engage in such strategic transactions will be dependent on its ability to raise substantial capital, and Wabtec may not be able to raise the funds necessary to implement this strategy on terms satisfactory to Wabtec, if at all.

A failure to predict and react to customer demand could adversely affect Wabtec’s business.

If Wabtec is unable to accurately forecast demand for its existing products or to react appropriately to changes in demand, Wabtec may experience delayed product shipments and customer dissatisfaction. If demand increases significantly from current levels, both Wabtec and its suppliers may have difficulty meeting such demand, particularly if such demand increases occur rapidly. Alternatively, Wabtec may carry excess inventory if demand for its products decreases below projected levels.

Additionally, Wabtec has dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which Wabtec’s customers may have a substantial capital investment. There can be no assurance that any new products that Wabtec develops will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors. Furthermore, Wabtec may incur additional warranty or other costs as new products are tested and used by customers.

Failure to accurately predict and react to customer demand could have a material adverse effect on Wabtec’s business, results of operations and financial condition.

Wabtec may fail to respond adequately or in a timely manner to innovative changes in new technology.

In recent years, the global transportation landscape has been characterized by rapid changes in technology, leading to innovative transportation and logistics concepts that could change the way the railway industry does business. There may be additional innovations impacting the railway industry that Wabtec cannot yet foresee. Any failure by Wabtec to quickly adapt to and adopt new innovations in products and processes desired by Wabtec’s customers may result in a significant loss of demand for Wabtec’s product and service offerings. In addition, advances in technology may require Wabtec to increase investments in order to remain competitive, and Wabtec’s customers may not be willing to accept higher prices to cover the cost of these investments.

A portion of Wabtec’s sales are related to delivering products and services to help its U.S. railroad and transit customers meet the Positive Train Control (“PTC”) mandate from the U.S. federal government, which requires the use of on-board locomotive computers and software by the end of 2018.

For the fiscal year ended December 31, 2017, Wabtec, without giving effect to the Transactions, had sales of about $322 million related to train control and signaling, which includes PTC. In 2015, the industry’s PTC deadline was extended by three years through December 31, 2018, which also included the ability of railroads to request an additional two years for compliance with the approval of the Department of Transportation if certain parameters are met. This could change the timing of Wabtec’s revenues and could cause Wabtec to reassess the staffing, resources and assets deployed in delivering PTC services.

Wabtec’s revenues are subject to cyclical variations in the railway and passenger transit markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions, the use of alternate methods of transportation and the levels of government spending on railway projects. In economic downturns, railroads have deferred, and may defer, certain expenditures in order to conserve cash in the short term. Reductions in freight traffic may reduce demand for Wabtec’s replacement products.

The passenger transit railroad industry is also cyclical and is influenced by a variety of factors. New passenger transit car orders vary from year to year and are influenced by a variety of factors, including major replacement programs, the construction or expansion of transit systems by transit authorities and the quality and cost of alternative modes of transportation. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond Wabtec’s control, such projects may be delayed or cancelled, resulting in a potential loss of business for Wabtec, including locomotives, transit aftermarket and new transit car orders. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, Wabtec.

Wabtec’s backlog is not necessarily indicative of the level of Wabtec’s future revenues.

Wabtec’s backlog represents future production and estimated potential revenue attributable to firm contracts with, or written orders from, its customers for delivery in various periods. Instability in the global economy, negative conditions in the global credit markets, volatility in the industries that Wabtec’s products serve, changes in legislative policy, adverse changes in the financial condition of Wabtec’s customers, adverse changes in the availability of raw materials and supplies, or un-remedied contract breaches could possibly lead to contract termination or cancellations of orders in Wabtec’s backlog or request for deferred deliveries of Wabtec’s backlog orders, each of which could adversely affect Wabtec’s cash flows and results of operations.

A growing portion of Wabtec’s sales may be derived from its international operations, which exposes Wabtec to certain risks inherent in doing business on an international level.

For the fiscal year ended December 31, 2017, without giving effect to the Transactions, approximately 66% of Wabtec’s consolidated net sales were to customers outside of the United States. Wabtec intends to continue to expand its international operations, including in emerging markets, in the future, and the consummation of the Transactions will accelerate such expansion. Wabtec’s global headquarters for the Transit group is located in France, and Wabtec conducts, or will conduct following the consummation of the Transactions, other international operations through a variety of wholly and majority-owned subsidiaries and joint ventures, including in Angola, Australia, Austria, Brazil, Canada, China, Czech Republic, Egypt, France, Germany, India, Italy, Kazakhstan, Macedonia, Mexico, the Netherlands, Pakistan, Poland, Russia, Spain, South Africa, Turkey, Ukraine and the United Kingdom. As a result, Wabtec is subject to various risks, any one of which could have a material adverse effect on those operations and on its business as a whole, including:

•	lack of complete operating control;
•	lack of local business experience;
•	currency exchange fluctuations and devaluations;
•	restrictions on currency conversion or the transfer of funds or limitations on Wabtec’s ability to repatriate income or capital;
•	the complexities of operating within multiple tax jurisdictions;
•	foreign trade restrictions and exchange controls;
•	adverse impacts of international trade policies, such as import quotas, capital controls or tariffs;
•	difficulty enforcing agreements and intellectual property rights;
•	the challenges of complying with complex and changing, laws regulations and policies of foreign governments;
•	the difficulties involved in staffing and managing widespread operations;
•	the potential for nationalization of enterprises;
•	economic, political and social instability; and
•	possible terrorist attacks, conflicts and wars, including those against American interests.

Wabtec’s exposure to the risks associated with international operations may intensify if its international operations expand in the future.

Wabtec may have liability arising from asbestos litigation.

Claims have been filed against Wabtec and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against Wabtec’s wholly owned subsidiary, Railroad Friction Products Corporation (“RFPC”), and are based on a product sold by RFPC prior to the time that Wabtec acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that have retained the liabilities for the asbestos-containing products at issue. Wabtec cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Wabtec’s ultimate legal and financial liability with respect to these claims, as is the case with most other pending litigation, cannot be estimated.

Wabtec is subject to a variety of laws and regulations, including anti-corruption laws, in various jurisdictions.

Wabtec is subject to various laws, rules and regulations administered by authorities in jurisdictions in which Wabtec does business, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act, the French Law n° 2016-1691 (Sapin II) and the U.K. Bribery Act, relating to its business and its employees. Wabtec is also subject to other laws and regulations governing its international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations. Despite Wabtec’s policies, procedures and compliance programs, its internal controls and compliance systems may not be able to protect Wabtec from prohibited acts willfully committed by its employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage Wabtec’s reputation, subject it to civil or criminal judgments, fines or penalties, and could otherwise disrupt Wabtec’s business, and as a result, could materially adversely impact Wabtec’s business, results of operations and financial condition.

In addition, Wabtec’s manufacturing operations are subject to safety, operations, maintenance and mechanical standards, rules and regulations enforced by various federal and state agencies and industry organizations both domestically and internationally. Wabtec’s business may be adversely impacted by new rules and regulations or changes to existing rules or regulations, which could require additional maintenance or substantial modification or refurbishment of certain of Wabtec’s products or could make such products obsolete or require them to be phased out prior to their useful lives. Wabtec is unable to predict what impact these or other regulatory changes may have, if any, on its business or the industry as a whole. Wabtec cannot assure that costs incurred to comply with any new standards or regulations will not be material to Wabtec’s business, results of operations and financial condition.

Wabtec is subject to a variety of environmental laws and regulations.

Wabtec is subject to a variety of increasingly stringent environmental laws and regulations governing discharges to air and water, substances in products, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Wabtec has incurred, and will continue to incur, both operating and capital costs to comply with environmental laws and regulations, including costs associated with the clean-up and investigation of some of Wabtec’s current and former properties and offsite disposal locations. Wabtec believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to its business; however, there can be no assurance that environmental requirements will not change in the future or that Wabtec will not incur significant costs to comply with such requirements. Failure to comply with environmental laws and regulations could have significant consequences on Wabtec’s business and results of operations, including the imposition of substantial fines and sanctions for violations, injunctive relief (including requirements that Wabtec limit or cease operations at affected facilities), and reputational risk.

In addition, certain of Wabtec’s products are subject to extensive, and increasingly stringent, statutory and regulatory requirements governing, e.g., emissions and noise, including standards imposed by the U.S. Environmental Protection Agency, the European Union and other regulatory agencies around the world. Wabtec has made, and will continue to make, significant capital and research expenditures relating to compliance with these standards. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost over-runs and unanticipated technical and manufacturing difficulties. In addition to these risks, the nature and timing of government implementation and enforcement of these standards—particularly in emerging markets—are unpredictable and subject to change.

Future climate change regulation could result in increased operating costs, affect the demand for Wabtec’s products or affect the ability of Wabtec’s critical suppliers to meet its needs.

Wabtec has followed the current debate over climate change and the related policy discussion and prospective legislation. The potential challenges for Wabtec that climate change policy and legislation may pose have been reviewed by Wabtec. Any such challenges are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to Wabtec’s industry. At this time, Wabtec cannot predict the ultimate impact of climate change and climate change legislation on Wabtec’s operations. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gas could require Wabtec to incur increased operating costs, and could have an adverse effect on demand for Wabtec’s products. In addition, the price and availability of certain of the raw materials that Wabtec uses could vary in the future as a result of environmental laws and regulations affecting Wabtec’s suppliers. An increase in the price of Wabtec’s raw materials or a decline in their availability could adversely affect Wabtec’s operating margins or result in reduced demand for Wabtec’s products.

The occurrence of litigation in which Wabtec could be named as a defendant is unpredictable.

From time to time, Wabtec is subject to litigation or other commercial disputes and other legal and regulatory proceedings with respect to its business, customers, suppliers, competitors, creditors, stockholders, product liability, intellectual property infringement, antitrust claims, warranty claims or environmental-related matters. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, Wabtec cannot accurately predict their ultimate outcome, including the outcome of any related appeals. Wabtec may incur significant expense to defend or otherwise address current or future claims. Any litigation, even a claim without merit, could result in substantial costs and diversion of resources and could have a material adverse effect on Wabtec’s business and results of operations. Although Wabtec maintains insurance policies for certain risks, Wabtec cannot make assurances that this insurance will be adequate to protect Wabtec from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all.

If Wabtec is not able to protect its intellectual property and other proprietary rights, Wabtec may be adversely affected.

Wabtec’s success can be impacted by its ability to protect its intellectual property and other proprietary rights. Wabtec relies primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect its intellectual property and other proprietary rights. However, filing, prosecuting and defending patents on Wabtec’s products in all countries and jurisdictions throughout the world would be prohibitively expensive. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide Wabtec with any competitive advantages and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. As a result, a significant portion of Wabtec’s technology is not patented and Wabtec may be unable or may not seek to obtain patent protection for this technology. Further, although Wabtec routinely conducts anti-counterfeiting activities in multiple jurisdictions, Wabtec has encountered counterfeit reproductions of Wabtec’s products or products that otherwise infringe on Wabtec’s intellectual property rights. Counterfeit components of low quality may negatively impact Wabtec’s brand value. Accordingly, despite Wabtec’s efforts, Wabtec may be unable to prevent third parties from infringing upon, counterfeiting or misappropriating its intellectual property or otherwise gaining access to Wabtec’s technology. If Wabtec fails to protect its intellectual property and other proprietary rights, then Wabtec’s business, results of operations and financial condition could be negatively impacted.

In addition, Wabtec operates in industries in which there are many third-party owners of intellectual property rights. Owners of intellectual property that Wabtec needs to conduct its business as it evolves may be unwilling to license such intellectual property rights to Wabtec on terms Wabtec considers reasonable. Third party intellectual property owners may assert infringement claims against Wabtec based on their intellectual property portfolios. If Wabtec is sued for intellectual property infringement, Wabtec may incur significant expenses investigating and defending such claims, even if Wabtec prevails.

Wabtec faces risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

Threats to information technology systems and other products and networks associated with cybersecurity risks and cyber incidents or attacks continue to grow and Wabtec’s business is at risk from and may be impacted by cybersecurity attacks. Wabtec relies extensively on computer systems to process transactions and manage its business. In addition, Wabtec collects, processes and retains sensitive and confidential customer information in the normal course of business. Cybersecurity attacks could include attempts to gain unauthorized access to Wabtec’s data and computer systems or expose vulnerabilities in Wabtec’s products or networks. Attacks can be both individual and/or highly organized attempts by very sophisticated hacking organizations. Wabtec employs a number of measures to prevent, detect and mitigate these threats, which include employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software in-place and frequent backups; however, there is no guarantee such efforts will be successful in preventing a cyber-attack. A cybersecurity attack could compromise the confidential information of Wabtec’s employees, customers and suppliers, and potentially violate certain domestic and international privacy laws. Furthermore, a cybersecurity attack on Wabtec’s customers and suppliers could compromise Wabtec’s confidential information in the possession of Wabtec’s customers and suppliers. Furthermore, a cybersecurity attack targeting Wabtec’s or GE Transportation’s digital platforms or locomotive systems (including those of Wabtec’s or GE Transportation’s customers) could occur, including acts of cyberterrorism that seek to control such platforms or systems. A successful attack could disrupt and otherwise adversely affect Wabtec’s business operations, including through lawsuits by third-parties. In addition, the regulatory environment related to information security and privacy is constantly changing, and compliance with those requirements could result in additional costs.

Wabtec’s manufacturer’s warranties or product liability may expose Wabtec to potentially significant claims.

Wabtec warrants the workmanship and materials of many of its products. Accordingly, Wabtec is subject to a risk of product liability or warranty claims in the event that the failure of any of its products results in personal injury or death, or does not conform to Wabtec’s customers’ specifications. In addition, in recent years, Wabtec has introduced a number of new products for which Wabtec does not have a history of warranty experience. Although Wabtec currently maintains liability insurance coverage, Wabtec cannot assure that product liability claims, if made, would not exceed Wabtec’s insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to Wabtec’s reputation.

Labor shortages and labor disputes may have a material adverse effect on Wabtec’s operations and profitability.

Wabtec depends on skilled labor in its manufacturing and other businesses. Due to the competitive nature of the labor markets in which Wabtec operates, Wabtec may not be able to retain, recruit and train the personnel Wabtec requires, particularly when the economy expands, production rates are high or competition for such skilled labor increases.

Wabtec collectively bargains with labor unions at some of its operations throughout the world. Failure to reach an agreement could result in strikes or other labor protests which could disrupt Wabtec’s operations. Furthermore, non-union employees in certain countries have the right to strike. If Wabtec were to experience a strike or work stoppage, it would be difficult for Wabtec to find a sufficient number of employees with the necessary skills to replace these employees. Wabtec cannot assure that it will reach any such agreement or that it will not encounter strikes or other types of conflicts with the labor unions of Wabtec’s personnel.

Any such labor shortages or labor disputes could have an adverse effect on Wabtec’s business, results of operations and financial condition, could cause Wabtec to lose revenues and customers and might have permanent effects on Wabtec’s business.

Equipment failures, interruptions, delays in deliveries or extensive damage to Wabtec’s facilities, supply chains, distribution systems or information technology systems, could adversely affect its business.

All of Wabtec’s facilities, equipment, supply chains, distribution systems and information technology systems are subject to the risk of catastrophic loss due to unanticipated events, such as fires, earthquakes, explosions, floods, tornados, hurricanes or weather conditions. An interruption in Wabtec’s manufacturing capabilities, supply chains, distribution systems or information technology systems, whether as a result of such catastrophic loss or any other reason, could reduce, prevent or delay Wabtec’s production and shipment of its product offerings, result in defective products or services, damage customer relationships and Wabtec’s reputation and result in legal exposure and large repair or replacement expenses. This could result in the delay or termination of orders, the loss of future sales and a negative impact to Wabtec’s reputation with Wabtec’s customers.

Third-party insurance coverage that Wabtec maintains with respect to such matters will vary from time to time in both type and amount depending on cost, availability and Wabtec’s decisions regarding risk retention, and may be unavailable or insufficient to protect Wabtec against losses. Any of these risks coming to fruition could materially adversely affect Wabtec’s business, results of operations and financial condition.

Wabtec may be exposed to raw material shortages, supply shortages and fluctuations in raw material, energy and commodity prices.

Wabtec purchases energy, steel, aluminum, copper, rubber and rubber-based materials, chemicals, polymers and other key manufacturing inputs from outside sources, and traditionally has not had long-term pricing contracts with its pure raw material suppliers. The costs of these raw materials have been volatile historically and are influenced by factors that are outside Wabtec’s control. If Wabtec is unable to pass increases in the costs of Wabtec’s raw materials on to Wabtec’s customers, experiences a lag in its ability to pass increases to Wabtec’s customers, or operational efficiencies are not achieved, Wabtec’s operating margins and results of operations may be materially adversely affected.

Wabtec’s businesses compete globally for key production inputs. In addition, Wabtec relies upon third-party suppliers, including certain single-sourced suppliers, for various components for its products. In the event of a shortage or discontinuation of certain raw materials or key inputs, Wabtec may experience challenges sourcing certain of its components to meet its production requirements and may not be able to arrange for alternative sources of certain raw materials or key inputs. Any such shortage may materially adversely affect Wabtec’s competitive position versus companies that are able to better or more cheaply source such raw materials or key inputs.

Wabtec may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

In the ordinary course of business, Wabtec is exposed to increases in interest rates that may adversely affect funding costs associated with variable-rate debt and changes in foreign currency exchange rates. Wabtec is subject to currency exchange rate risk to the extent that Wabtec’s costs may be denominated in currencies other than those in which Wabtec earns and reports revenues and vice versa. In addition, a decrease in the value of any of these currencies relative to the U.S. dollar could reduce Wabtec’s profits from non-U.S. operations and the translated value of the net assets of Wabtec’s non-U.S. operations when reported in U.S. dollars in Wabtec’s consolidated financial statements. Wabtec may seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Material changes in interest or exchange rates could result in material losses to Wabtec.

If Wabtec loses its senior management or key personnel, Wabtec’s business may be materially and adversely affected.

The success of Wabtec’s business is largely dependent on Wabtec’s senior management team, as well as on Wabtec’s ability to attract and retain other qualified key personnel. It cannot be assured that Wabtec will be able to retain all of its current senior management personnel and attract and retain other key personnel necessary for the development of Wabtec’s business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material adverse effect on Wabtec’s business, results of operations and financial condition.

Wabtec has substantial operations located in India, and Wabtec is subject to regulatory, economic, social and political uncertainties in India.

Wabtec has extensive operations in India, including a large scale project in which Wabtec is constructing a factory in the state of Bihar, which includes a township to house employees. The project also includes construction of two service sheds, in the states of Uttar Pradesh and Gujarat. Wabtec’s operations in India are inherently risky due to a number of regulatory, economic, social and political uncertainties. For example, in September 2017 several media outlets reported that the Indian government expressed a desire to switch the country’s rail system from diesel to electric locomotives, which would threaten to interfere with the completion of the project and curtail the viability of Wabtec’s ongoing operations in India. While no such actions have been taken to date, any change in policy with respect to India’s rail system could have a material adverse effect on Wabtec’s business.

In addition, the Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and Wabtec cannot assure you that such liberalization policies will continue. The rate of economic liberalization could change, and specific laws and policies affecting foreign investments in India could change as well, including exposure to possible expropriation, nationalization or other governmental actions.

Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and Wabtec’s business and prospects.

India’s physical infrastructure is less developed than that of many developed nations. Any congestion or disruption with respect to communication systems or any public facility, including transportation infrastructure, could disrupt Wabtec’s normal business activity. Any deterioration of India’s physical infrastructure would harm the national economy, disrupt the transportation of people, goods and supplies, and add costs to doing business in India. These disruptions could interrupt Wabtec’s business operations and significantly harm Wabtec’s results of operations, financial condition and cash flows.

Wabtec’s indebtedness could adversely affect its financial health.

At September 30, 2018, without giving effect to the Transactions, Wabtec had total debt of $3,865.1 million. Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions. Being indebted could have important consequences to Wabtec. For example, Wabtec’s indebtedness could:

•	increase Wabtec’s vulnerability to general adverse economic and industry conditions;
•	require Wabtec to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
•	limit Wabtec’s flexibility in planning for, or reacting to, changes in its business and the industries in which it operate;
•	place Wabtec at a disadvantage compared to competitors that have less debt; and
•	limit Wabtec’s ability to borrow additional funds.

The indenture for the New Wabtec Notes and Wabtec’s $750.0 million 3.450% senior notes due in 2026, Wabtec’s $250.0 million 4.375% senior notes due in 2023, and the Credit Agreement contain various covenants that limit Wabtec’s management’s discretion in the operation of Wabtec’s businesses.

The Credit Agreement contains customary representations and warranties by Wabtec and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. Wabtec and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on Wabtec and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, Wabtec is required to maintain (i) a ratio of EBITDA to interest expense of at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event Wabtec completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. See “Debt Financing.”

The indenture under which the New Wabtec Notes and the senior notes were issued contain covenants and restrictions which limit among other things, the following: sale and leaseback transactions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The integration of Wabtec’s recently completed acquisitions may not result in anticipated improvements in market position or the realization of anticipated operating synergies or may take longer to realize than expected.

In 2016 and 2017, Wabtec completed multiple acquisitions with a combined investment of $1,865 million, which included Wabtec’s acquisition of Faiveley Transport for $1,507 million. Although Wabtec believes that the acquisitions will improve its market position and realize positive operating results, including operating synergies, operating expense reductions and overhead cost savings, Wabtec cannot be assured that these improvements will be obtained or the timing of such improvements. The management and acquisition of businesses involves substantial risks, any of which may result in a material adverse effect on Wabtec’s business and results of operations, including:

•	the uncertainty that an acquired business will achieve anticipated operating results;
•	significant expenses to integrate;
•	diversion of management’s attention;
•	departure of key personnel from the acquired business;
•	effectively managing entrepreneurial spirit and decision-making;
•	integration of different information systems;
•	unanticipated costs and exposure to unforeseen liabilities; and
•	impairment of assets.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction or may require conditions, limitations or restrictions in connection with such approvals; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating GE Transportation, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including the impacts of tax and tariff programs, industry consolidation, and changes in the financial condition or operating strategies of customers; (13) changes in the expected timing of projects; (14) a decrease in freight or passenger rail traffic; (15) an increase in manufacturing costs; (16) actions by third parties, including government agencies; (17) the risk that the ongoing government shutdown, and potential effects thereof, may affect the timing of the proposed transaction; and (18) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

THE TRANSACTIONS

GE, Wabtec, SpinCo and Merger Sub, entered into the Original Merger Agreement on May 20, 2018, and GE, SpinCo, Wabtec and Direct Sale Purchaser entered into the Original Separation Agreement on May 20, 2018, which together provide for the combination of Wabtec and GE Transportation. The Original Merger Agreement and Original Separation Agreement were subsequently amended on January 25, 2019. These amendments were made after the initial issuance of the unaudited combined financial statements and audited combined financial statements of GE Transportation included elsewhere in this Prospectus. In connection with the Separation of GE Transportation from the remaining business of GE, GE will conduct the Internal Reorganization.

In connection with the Direct Sale, certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to Direct Sale Purchaser for a cash payment of $2.875 billion, and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the SpinCo Business to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) in the SpinCo Transfer, and SpinCo will issue to GE shares of SpinCo preferred stock and additional shares of SpinCo common stock in the SpinCo Transfer. Following this issuance of additional SpinCo common stock to GE, and immediately prior to the Distribution, GE is expected to own 8,700,000,000 shares of SpinCo common stock, 15,000 shares of SpinCo Class A preferred stock and 10,000 shares of SpinCo Class B preferred stock, which will constitute all of the outstanding stock of SpinCo immediately prior to the effective time of the Merger.

GE will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to GE stockholders as of the record date for the Distribution. GE will deliver the Distribution Shares to the exchange agent, who will hold such shares for the benefit of GE stockholders. The number of shares of SpinCo common stock that holders of GE common stock will receive for each share of GE common stock held on the record date for the Distribution will be equal to the Distribution Ratio. If the record date had been December 31, 2018, the Distribution Ratio would have been 0.999744.

Immediately prior to the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the SpinCo Class B preferred stock. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration” and the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock equal to 9.9% of the fully-diluted pro forma Wabtec shares.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 49.2% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Subject to adjustment under certain circumstances as set forth in the Merger Agreement, Wabtec will issue approximately 95.1 million shares of Wabtec common stock in the Merger (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) and will pay GE $10.0 million in cash immediately prior to the Merger in exchange for all of the shares of SpinCo Class B preferred stock. Based upon the reported closing sale price of $72.01 per share for Wabtec common stock on the NYSE on December 17, 2018, the total value of the shares of Wabtec common stock (for this purpose treating the Wabtec convertible preferred stock as if it were the Wabtec common stock into which it is convertible) to be issued by Wabtec in the Merger would be approximately $6.8 billion, the cash to be received by GE in the Transactions, including in respect of the Direct Sale, would be approximately $2.885 billion plus any payments GE receives pursuant to the Tax Matters Agreement, and the shares of SpinCo Class A preferred stock to be retained by GE will have a value of $15.0 million. The actual value of the Wabtec common stock to be issued in the Merger will depend on the market price of shares of Wabtec common stock at the time of the Merger.

After the Merger, Wabtec will own and operate the SpinCo Business and the assets acquired in the Direct Sale. It is anticipated that SpinCo, which will be Wabtec’s wholly owned subsidiary (except with respect to shares of SpinCo Class A preferred stock held by GE), will hold the SpinCo Business, and Direct Sale Purchaser, which will also be Wabtec’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate post-Transaction GE Transportation. Wabtec will also continue its current businesses. All shares of Wabtec common stock, including those issued in the Merger, will be listed on the NYSE under Wabtec’s current trading symbol “WAB.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1 Internal Reorganization

GE will undertake an internal reorganization in which the assets and liabilities of GE Transportation will be segregated from the assets and liabilities of GE’s remaining business.

Step 2 Direct Sale

On the date of the Distribution, immediately prior to the SpinCo Transfer, GE shall sell certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, to Direct Sale Purchaser for a cash payment of $2.875 billion. Concurrently, the Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase.

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price.

Step 3 SpinCo Transfer

On the date of the Distribution, immediately following the Direct Sale, GE shall transfer the SpinCo Business, which will comprise the remaining business and operations of GE Transportation after giving effect to the Direct Sale, to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries). SpinCo will assume certain liabilities of the SpinCo Business.

Step 4 Issuance of SpinCo Common Stock and SpinCo Preferred Stock to GE

In connection with the SpinCo Transfer, SpinCo will issue and deliver to GE shares of SpinCo preferred stock and additional shares of SpinCo common stock. Following this issuance of additional shares to GE, and immediately prior to the Distribution, GE is expected to own 8,700,000,000 shares of SpinCo common stock, 15,000 shares of SpinCo Class A preferred stock, 10,000 shares of SpinCo Class B preferred stock and one share of SpinCo Class C preferred stock, which will constitute all of the outstanding stock of SpinCo.

Step 5 Distribution

GE will effect the Distribution by distributing on a pro rata basis all of the Distribution Shares to GE stockholders as of the record date for the Distribution. GE will deliver the Distribution Shares to the exchange agent, who will hold such shares for the benefit of GE stockholders.

Step 6 Exchange of Cash for SpinCo Class B Preferred Stock and Merger

Immediately prior to the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the SpinCo Class B preferred stock. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration” and the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock equal to 9.9% of the fully-diluted pro forma Wabtec shares.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, approximately 49.2.8% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Set forth below are diagrams that graphically illustrate, in simplified form, (i) the existing corporate structures, (ii) the corporate structures immediately following the Direct Sale, the SpinCo Transfer and the Distribution but before the Merger and (iii) the corporate structures immediately following the consummation of the Merger.

Existing Structure

Structure following the Separation (including the Internal Reorganization), the Direct Sale, the SpinCo Transfer and the Distribution but prior to the SpinCo Class B Preferred Stock Purchase and Merger

Structure following the Merger

After completion of all of the steps described above, it is anticipated that SpinCo, which will be Wabtec’s wholly owned subsidiary (except with respect to shares of SpinCo Class A preferred stock held by GE), will hold the SpinCo Business, and Direct Sale Purchaser, which will also be Wabtec’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate post-Transaction GE Transportation.

In connection with the Transactions, on the date of the Distribution, GE or its subsidiaries and SpinCo or the SpinCo Transferred Subsidiaries will enter into the Additional Agreements relating to, among other things, intellectual property, employee matters, tax matters, research and development and transition services. See “Other Agreements.” Pursuant to the Shareholders Agreement, after completion of all of the steps described above, GE will be subject to certain obligations and restrictions, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Number of Shares of SpinCo Common Stock to Be Distributed to GE Stockholders

Immediately prior to the Distribution, the total number of shares of SpinCo common stock outstanding is expected to be 8,700,000,000 shares, all of which will be distributed in the Distribution. All shares of SpinCo common stock will be converted into the right to receive shares of Wabtec common stock at the effective time of the Merger.

If the number of shares of GE common stock outstanding on the record date for the Spin-Off equaled the number of shares outstanding as of December 31, 2018, and if the number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the closing of the Merger equaled the number of shares outstanding on such basis as of that same date, a GE stockholder would receive 1 share of Wabtec common stock for every approximately 185.1 shares of GE common stock held by such GE stockholder on the record date for the Spin-Off (approximately 0.005403 shares of Wabtec common stock for each share of GE common stock).

No Fractional Shares; Exchange of Certificates

Each issued and outstanding share of SpinCo common stock will be converted in the Merger into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration.” In the conversion, no fractional shares of Wabtec common stock will be delivered to SpinCo stockholders. All fractional shares of Wabtec common stock that any SpinCo stockholder otherwise would be entitled to receive as a result of the Merger will be aggregated by the exchange agent on behalf of Wabtec. The exchange agent will cause the whole shares obtained thereby to be sold on behalf of the SpinCo stockholders that would otherwise be entitled to receive such fractional shares of Wabtec common stock pursuant to the Merger, in the open market or otherwise, in each case at then-prevailing market prices, and, in no case later than five business days after the Distribution. The exchange agent will make available the net proceeds thereof, subject to the deduction of the amount of any withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, (based on the fractional share of each holder relative to the aggregate of all fractional shares), without interest, as soon as practicable to the holders of shares of SpinCo common stock that would otherwise be entitled to receive such fractional shares of Wabtec common stock pursuant to the Merger.

Upon consummation of the Merger, shares of SpinCo common stock held by GE stockholders will no longer be outstanding and will automatically be canceled and retired and will cease to exist. The SpinCo Class A preferred stock will not be distributed in the Distribution or converted in the Merger and, accordingly, will remain outstanding as stock of SpinCo and held by GE immediately following the effective time of the Merger. The SpinCo Class B preferred stock will not be distributed in the Distribution, but will be exchanged for a $10.0 million cash payment from Wabtec to GE, and accordingly, will remain outstanding as stock of SpinCo and held by Wabtec immediately following the effective time of the Merger. The SpinCo Class C preferred stock will not be distributed in the Distribution and the share of SpinCo Class C preferred stock will convert in the Merger into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock such that GE will directly hold 9.9% of the shares of Wabtec common stock outstanding immediately following the Merger on a fully-diluted, as-converted and as-exercised basis (which percentage does not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible). Prior to the Merger, Wabtec will deposit with the exchange agent, for the benefit of holders of SpinCo common stock, book-entry shares representing the shares of Wabtec common stock issuable to the holders of SpinCo common stock in the Merger.

Wabtec Convertible Preferred Stock

GE will receive in the Merger 10,000 shares of Wabtec convertible preferred stock. The Wabtec convertible preferred stock will be non-voting, will pay dividends on an as-converted basis, will have a liquidation preference equal to $100 per share plus the amount the holder would have received on an as-converted basis and, in the aggregate, will be convertible into a number of shares of Wabtec common stock that, immediately after the closing of the Merger, will constitute 15% of the Wabtec common stock on a fully-diluted, as-converted, as-exercised basis. The Wabtec convertible preferred stock will automatically convert into the right to receive Wabtec common stock upon a transfer by GE to a third party but is not otherwise convertible. The Wabtec convertible preferred stock may be subdivided and distributed in fractional amounts with the per share conversion rate to be subdivided accordingly. No fractional shares of Wabtec common stock will be issued upon conversion of the Wabtec convertible preferred stock, and any such fractional shares to which the purchaser, transferee or recipient would otherwise be entitled to receive will be aggregated by the exchange agent and the whole shares obtained thereby will be sold on the open market, with the net proceeds thereof to be made available on a pro rata basis. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger and (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

Background of the Transactions

Wabtec continually invests in new products and services with the objective of strategically growing its business, both organically and through acquisitions, joint ventures and other transactions.

GE continually reviews its portfolio to determine whether any changes are advisable and, on June 12, 2017, GE’s incoming Chief Executive Officer announced that GE was initiating a comprehensive review with a focus on each of its businesses’ performance, growth outlook, cost structures, returns and competitive environment.

On June 20, 2017, senior executives of Wabtec and GE met to discuss the railway transportation business generally, the parties’ respective industry outlooks and recent events affecting GE. The meeting was arranged by Morgan Stanley & Co. LLC (“Morgan Stanley”), a financial advisor to GE. At the conclusion of the meeting, the participants agreed to meet again in a few weeks to consider whether discussions of a possible strategic transaction may be worth pursuing.

On July 12, 2017, Wabtec and GE signed a confidentiality agreement. Over the course of the next several months, Wabtec and GE exchanged confidential information and engaged in preliminary discussions about a possible strategic transaction.

In September 2017, Wabtec retained Goldman Sachs as its financial advisor and Jones Day as its legal advisor in connection with the possible strategic transaction.

On November 13, 2017, GE disclosed that it was considering possible strategic alternatives for several businesses of GE, including GE Transportation.

In late November, representatives of Wabtec and GE continued to work on potential synergies that may be involved in a possible transaction and a general outline of potential terms, and agreed that their respective financial advisors should meet to discuss a potential transaction. These meetings occurred in early December 2017.

During the weeks of December 11, 2017 and December 18, 2017, representatives of Wabtec and GE conducted facility tours and engaged in detailed discussions regarding potential synergies that may be realized in a combination of GE Transportation and Wabtec. During this period, Wabtec’s senior management kept the Wabtec Board apprised on a regular basis on the progress of the discussions with respect to the possible transaction.

Wabtec management also reviewed the preliminary discussions about a strategic transaction with respect to GE Transportation with the Wabtec Board at the Wabtec Board meetings held on December 4, 2017, January 26,

2018, February 5-6, 2018, February 20, 2018 and March 6, 2018. In each such meeting, the Wabtec Board directed Wabtec’s senior management to continue discussions with GE, although the Wabtec Board recognized that transactions like the possible transaction were difficult to negotiate due to their scope and complexity.

Discussions and due diligence progressed during January 2018, February 2018 and March 2018. Early during that time period, representatives of Wabtec and GE began to focus on a possible transaction in which Wabtec and GE Transportation would be combined in a “Reverse Morris Trust” transaction in which GE Transportation would be either spun off or split-off to GE stockholders and thereafter merged with a subsidiary of Wabtec whereby GE stockholders would receive a majority of the common stock of the combined company on a tax-free basis.

On January 26, 2018, following a meeting of the Wabtec Board, Wabtec’s CEO sent to GE’s Head of Corporate Development a proposed term sheet for a possible combination of Wabtec and GE Transportation. The parties negotiated the proposed term sheet over the next several weeks, including the allocation of value between Wabtec and GE.

GE senior management met with the GE Board and various committees of the GE Board on numerous occasions in 2018 to discuss progress on the discussions with Wabtec while continuing to explore other strategic alternatives for GE Transportation, including an initial public offering.

Following the exchange of draft term sheets over the next several weeks and continuing due diligence, on March 19, 2018, Wabtec and GE signed a term sheet outlining the key high-level terms of a possible transaction. The term sheet was nonbinding except for certain customary binding provisions, including an exclusivity provision under which GE agreed to work exclusively with Wabtec on the possible transaction for 30 days. The term sheet contemplated a possible Reverse Morris Trust transaction for the combination of Wabtec and GE Transportation whereby GE would receive a cash payment from SpinCo in the range of $2.9 billion to $3.0 billion and GE stockholders would receive a majority of the combined company’s common stock, with the amount of the cash payment and percentage of common stock being subject to continued discussions. The notion that a portion of the consideration to GE would be payable in cash was part of the parties’ discussions from the outset, in part because such payments are typical in Reverse Morris Trust transactions.

The Wabtec Board met on April 16, 2018 to review the possible transaction in detail. Representatives of Goldman Sachs and Jones Day participated in the meeting. At the meeting, Wabtec’s senior management reviewed the strategic and financial rationale of the possible transaction, the results of due diligence and discussions with GE to date. A representative of Jones Day reviewed the Wabtec directors’ fiduciary duties in the circumstances, the material terms of draft transaction documentation, the major open issues at the time and the major actions involved in the possible transaction. The Transactions were considered by the Wabtec Board at this and subsequent meetings as a potential alternative to Wabtec continuing to operate pursuant to its existing business plan under its existing capital structure. The representatives of Goldman Sachs then provided a financial review of the possible transaction. Following these discussions, the Wabtec Board directed Wabtec’s management and legal and financial advisors to continue discussions with representatives of GE.

In April and through May 20, 2018, the parties continued due diligence and exchanged drafts of the principal Transaction Documents. Representatives of GE, including representatives from Davis Polk & Wardwell LLP, GE’s legal counsel, and Morgan Stanley and Dyal & Co. LLC (“Dyal”), GE’s financial advisors, and representatives of Wabtec, including representatives from Jones Day and Goldman Sachs, met on a substantially continuous basis in New York City in respect of the possible transaction and the principal Transaction Documents during most of the first three weeks of May 2018. Key terms negotiated in this period included:

•	the portion of Wabtec common stock to be owned by GE and GE stockholders following the consummation of the Transactions;
•	the terms of the cash and debt purchase price adjustments;
•	the pro forma leverage and indebtedness of the combined company;
•	the allocation of certain liabilities of GE Transportation;
•	the amount of the cash payment to GE of $2.9 billion, in line with the $2.9 billion–$3.0 billion amount reflected in the March 2018 nonbinding term sheet;

•	the parties’ decision that it would be in their mutual interests to pursue the Direct Sale rather than having SpinCo incur debt and distribute an exit dividend to GE, because the modified transaction structure should result in tax benefits to Wabtec (including by avoiding certain ambiguities under the depreciation rules in U.S. federal income tax law that otherwise might be relevant), which will be shared between the parties (up to a cap) as realized by Wabtec after the Merger. The Direct Sale also should reduce administrative complexity and financing costs;
•	provisions relating to the composition of the Wabtec Board following the closing of the Transactions;
•	provisions relating to closing certainty, including obligations to seek antitrust approvals, termination fees and certain closing conditions;
•	the terms of the tax matters agreement, including terms governing payments to be made to GE in respect of certain tax benefits expected to be realized by the combined company as a result of the Transactions;
•	obligations of various Wabtec parties to support the Transactions; and
•	GE retaining a portion of the interest in SpinCo rather than distributing it to GE stockholders and the terms of the Shareholders Agreement that would apply in respect of GE’s ownership of Wabtec shares that would be issued in the Merger in respect of that retained interest.

The GE Board met on May 17, 2018 and unanimously approved the Transactions.

On May 14, 2018 and May 19, 2018, the Wabtec Board met to review the possible transaction. Representatives of Goldman Sachs and Jones Day participated in the meetings. At the May 19, 2018 meeting, Wabtec’s senior management reviewed the strategic and financial rationale of the possible transaction, and the final results of due diligence and economic terms of the possible transaction. A representative of Jones Day reviewed the Wabtec directors’ fiduciary duties in the circumstances, and the material terms of drafts of the principal Transaction Documents. The representatives of Goldman Sachs then provided a financial review of the possible transaction. At the meeting on May 19, 2018, Goldman Sachs rendered to the Wabtec Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 20, 2018, that, as of the date of such written opinion and based upon and subject to the factors and assumptions as set forth in such written opinion, the Aggregate Consideration to be paid by Wabtec pursuant to the Original Merger Agreement was fair from a financial point of view to Wabtec (See “The Transactions—Opinion of Wabtec’s Financial Advisor”). A representative of Jones Day also provided an update on the status of the debt financing (See “Debt Financing”), as well as the various Transaction Documents. Following discussions with Wabtec management and Wabtec’s legal and financial advisors, the Wabtec Board unanimously determined that the Transactions, as well as the Wabtec Charter Amendment and the Share Issuance, were advisable and in the best interests of Wabtec and its stockholders, and approved the Transactions and the Transaction Documents, including the Wabtec Charter Amendment, the Share Issuance and the proposed debt financing.

Over the May 19-20, 2018 weekend, representatives of Wabtec and GE finalized the Transaction Documents providing for the Transactions.

On May 20, 2018, Wabtec and GE publicly announced the Transactions.

At a special meeting held on November 14, 2018, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment.

On December 21, 2018, the U.S. Congress adjourned without having approved an appropriations funding bill. As a result of this lapse in appropriations, effective December 27, 2018, the SEC significantly reduced its operations, including suspending the SEC’s declaration of registration statements effective.

Wabtec and GE commenced discussions of potential minor amendments to their agreements to facilitate a prompt closing in light of the SEC’s reduced operational status.

On January 21, 2019, the Wabtec Board met to review the potential amendments to the Transaction Documents. Representatives of Goldman Sachs and Jones Day participated in the meeting. Following discussions with Wabtec management and Wabtec’s legal and financial advisors, the Wabtec Board unanimously approved the modifications. See “The Merger Agreement” and “The Separation Agreement” for a discussion of the amended Merger Agreement and the amended Separation Agreement, respectively.

On January 24, 2019, the GE Finance and Capital Allocation Committee met to review the potential amendments to the Transaction Documents. Representatives of PJT Partners and Davis Polk participated in the meeting. Following discussions with GE management and GE’s legal and financial advisors, the GE Finance and Capital Allocation Committee approved the modifications. See “The Merger Agreement” and “The Separation Agreement” for a discussion of the amended Merger Agreement and the amended Separation Agreement, respectively.

Wabtec’s Reasons for the Transactions

In deciding to approve the Transactions, as well as the Wabtec Charter Amendment and the Share Issuance, the Wabtec Board, in consultation with Wabtec’s senior management and financial advisors, considered, among other things, the potential strategic benefits to be achieved by combining GE Transportation and Wabtec relative to Wabtec’s prospects on a standalone basis, the expected financial benefits of the Transactions and the terms of Transactions and Transaction Documents, as well as potential risks and negative considerations associated with the Transactions.

Factors Supporting the Transactions

The Wabtec Board considered the following factors, among others, as supporting its decision to approve the Transactions:

Strategic Benefits

•	The combined company is expected to be a diversified global leader in the transportation and logistics business with pro forma 2017 combined revenues of $8 billion;
•	the combined company is expected to be better positioned to meet anticipated growth in demand for train intelligence and network optimization products; and
•	Wabtec’s and GE Transportation’s respective businesses are believed to be complementary with a large, global installed customer base. It is anticipated that the combined company will have the ability to provide customers with more desirable and affordable solutions and aftermarket services in rapidly evolving categories than the two companies would have separately.

Financial Benefits

•	Wabtec believes that the combination will occur at an attractive time in the railway industry cycle and expects significant growth in revenue and adjusted EBITDA as the cycle rebounds from trough levels;
•	the Transactions are expected to be accretive to cash earnings per share beginning in the first full year after the closing of the Transactions;
•	Wabtec expects to realize $250 million total run-rate operating synergies, driven by cost and revenue opportunities, within four years after the closing of the Transactions;
•	the step-up in tax basis associated with the Transactions is expected by Wabtec to result in average annual cash tax benefits for 15 years of $150.0 million, with the first $470.0 million of cumulative cash benefits to be paid to GE and the remainder (which Wabtec estimated at a net present value of $1.1 billion) to accrue to the combined company;
•	the combined company has forecasted future cash flows which Wabtec expects will allow for rapid deleveraging after the closing of the Transactions and enable the combined company to maintain an investment grade debt rating; and
•	the Transactions were valued by the Wabtec Board at $11.1 billion based on the Wabtec share price of $83.79 on April 19, 2018—the last unaffected trading day prior to media speculation regarding a potential transaction. When adjusted for the estimated net tax step-up value of $1.1 billion accruing to the combined company, the Transactions were valued by the Wabtec Board at $10.0 billion. The Wabtec Board considered that these valuations were favorable.

Transaction Terms

•	The Transactions, including the aggregate consideration being paid by Wabtec in the Transactions, were the result of extensive arms’-length negotiations between Wabtec and GE;

•	the prospective financial results of GE Transportation (as well as the risks involved in achieving those results), the fit of GE Transportation with Wabtec’s previously established strategic goals (which include adding capabilities, expanding customer and geographic access and increasing scale) and the results of Wabtec’s due diligence review of GE Transportation;
•	the opinion of Goldman Sachs, dated May 20, 2018, to the Wabtec Board that, as of such date and based upon and subject to the factors and assumptions as set forth in such opinion, the Aggregate Consideration being paid by Wabtec pursuant to the Merger Agreement was fair from a financial point of view to Wabtec, as more fully described in the section of this Prospectus entitled “The Transactions—Opinion of Wabtec’s Financial Advisor”;
•	the Wabtec Board would be expanded to include three additional directors, each of whom shall be independent as defined in the listing standards of the NYSE, to be designated by GE;
•	immediately following the consummation of the Transactions, the current executive officers of Wabtec would continue in their current positions, with additional executive management talent to be gained from former management of GE Transportation and the other changes described in “Information on Wabtec—Directors and Officers of Wabtec Before and After the Consummation of the Transactions”;
•	the Transactions are expected to be approved by regulatory authorities without significant disruption in the business of Wabtec or GE Transportation; and
•	the Merger Agreement permits the Wabtec Board in certain circumstances to withdraw or modify its recommendation that Wabtec stockholders approve the Wabtec Charter Amendment and the Share Issuance, subject to the payment of a termination fee in certain circumstances.

Potential Risks and Negative Considerations

The Wabtec Board also considered, among other things, the following potential risks and other potentially negative considerations associated with the Transactions, but determined that the benefits of the Transactions substantially outweighed such risks and other considerations:

•	The inability of Wabtec to influence the operations of GE Transportation during the potentially significant time period prior to consummating the Transactions;
•	the possibility that the increased revenues, earnings and efficiencies expected to result from the Transactions would fail to materialize in whole or part;
•	the challenges inherent in fully and successfully separating the operations of GE Transportation from GE and integrating such business with Wabtec, especially given that GE Transportation is similar in size and scope to Wabtec’s business;
•	the significant, one-time costs expected to be incurred in connection with the Transactions, including approximately $35.0 million of financing-related fees, approximately $60.0 million of transaction-related costs (including advisory, legal, accounting and professional fees) and approximately $88.0 million of transition and integration-related costs (a portion of which will be incremental capital spending), that Wabtec management believes will be necessary to realize the anticipated synergies from the Transactions;
•	the potential impact of the restrictions under the Merger Agreement on Wabtec’s ability to take certain actions during the period between execution of the Merger Agreement and the consummation of the Transactions, generally requiring Wabtec to conduct business only in the ordinary course or, if not in the ordinary course, to first seek and obtain GE’s consent (which could delay or prevent Wabtec from undertaking business opportunities that may arise pending completion of the Transactions) and restricting the ability of Wabtec to pursue certain strategic transactions;
•	the dilution of the ownership interest of Wabtec’s current stockholders that would result from the Share Issuance and that Wabtec’s current stockholders, as a group, would control less than a majority of Wabtec’s outstanding common stock after consummation of the Transactions;
•	the fact that GE will acquire 9.9% of Wabtec’s common stock in the Transactions, including the possible effects that a sale of this stake would have on Wabtec’s stock price;

•	potential difficulties in integrating the management and operating personnel of Wabtec and GE Transportation, including the risk of losing key personnel due to uncertainties over future roles;
•	the risk that the Transactions and integration of GE Transportation with Wabtec may divert management attention and resources away from other strategic opportunities and from operational matters;
•	the operations of the business of GE Transportation will be dependent in part on the provision of transition services by GE for a period of time after the consummation of the Transactions;
•	the need for Wabtec to incur substantial indebtedness in connection with the Transactions;
•	the potential payment of a termination fee of $300 million by Wabtec in certain circumstances, including in certain circumstances based on regulatory challenges to the Transactions;
•	the restrictions imposed on Wabtec’s ability to take certain corporate actions under the terms of the Tax Matters Agreement, which could reduce its ability to engage in certain future business transactions that might be advantageous. Note that the restrictions originally contemplated by the Tax Matters Agreement were subsequently eliminated by the amended Separation Agreement;
•	the absence of an indemnity from GE for breaches of representations and warranties;
•	the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Wabtec’s reputation, if the Transactions are not completed; and
•	the other risks described under the section entitled “Risk Factors—Risks Related to the Transactions” beginning on page 28 of this Prospectus.

The foregoing discussion of the information and factors considered by the Wabtec Board is not exhaustive, but includes the material factors considered by the Wabtec Board, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by the Wabtec Board in connection with its evaluation of the Transactions and the complexity of these matters, the Wabtec Board was not asked to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the Wabtec Board based its recommendation on the totality of the information presented to and considered by it. The Wabtec Board evaluated the factors described above with the assistance of Wabtec’s senior management and legal and financial advisors. In considering the factors described above, individual members of the Wabtec Board gave different weights to other or different factors.

This explanation of the factors considered by the Wabtec Board is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this Prospectus entitled “Cautionary Statement on Forward-Looking Statements” and “Risk Factors—Risks Related to the Transactions” beginning on pages 45 and 28, respectively, of this Prospectus.

After careful consideration, the Wabtec Board unanimously approved the Merger Agreement, the Separation Agreement, the Transactions, as well as the Share Issuance and the Wabtec Charter Amendment, and determined that the Merger Agreement, the Separation Agreement and the Transactions are advisable and in the best interests of Wabtec and its stockholders.

GE’s Reasons for the Transactions

As discussed in the section of this document entitled “—Background of the Transactions,” GE continually reviews its portfolio to determine whether any changes are advisable and, on June 12, 2017, GE’s incoming Chief Executive Officer announced that GE was initiating a comprehensive review with a focus on each of its business’s performance, growth outlook, cost structures, returns and competitive environment. As part of that review, in November 2017, the GE Board and GE’s senior management determined that a strategic transaction involving GE Transportation was in the best interest of GE and GE stockholders. The GE Board believes that the Transactions will accomplish a number of important business objectives for GE, as well as provide enhanced opportunities for the combined business of Wabtec and GE Transportation.

In reaching a decision to approve the Original Merger Agreement, the Original Separation Agreement and the other Transaction Documents and to proceed with the Transactions, the GE Board and GE’s senior management, in consultation with its financial advisors, considered a variety of factors, including the significant factors listed below in support of the decision:

•	GE’s knowledge of GE Transportation’s business, financial condition, results of operations, industries and competitive environments and the results of the due diligence review of Wabtec’s business conducted by GE’s management and advisors, including an analysis of the potential synergies of the combined company, which are expected to be significant;
•	the Transactions could enable GE Transportation as part of the combined company to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with its business objectives and more consistent with its peers;
•	the Transactions would enable GE to focus on its core business segments;
•	GE’s review of strategic options for GE Transportation and the belief of GE, following such review, that the Transactions could provide more value to GE and GE stockholders than other potential strategic options for GE Transportation, including (1) retaining GE Transportation, (2) consummating an initial public offering for GE Transportation or (3) separating GE Transportation through an alternative transaction;
•	the belief of GE senior management that the Transactions reflect a compelling valuation for GE Transportation, including the fact that the Transactions provide that (1) GE would receive $2,900,000,000 in cash in connection with the Transactions and (2) upon the consummation of the Merger and calculated based on Wabtec’s outstanding common stock immediately prior to the Merger on a fully-diluted, as-converted and as-exercised basis, Spin-Off record date holders of GE common stock would own 40.2% and GE would own 9.9% of the combined company (subject to GE’s right to increase the portion of the combined company owned by GE stockholders, subject to a corresponding reduction in GE’s ownership of the combined company) and would have the opportunity to participate in any increase in the value of the shares of Wabtec common stock, including potential increases in stockholder value associated with executing on the identified synergy opportunities, and GE would receive cash proceeds from the future disposition of the Wabtec shares it receives in the Merger, which cash would be available for other uses by GE (GE, Wabtec, SpinCo and Merger Sub subsequently amended the Original Merger Agreement and Original Separation Agreement, to, among other things, (i) reduce the Direct Sale Purchase Price to $2,875,000,000, (ii) provide for the receipt by GE of $10.0 million in cash from Wabtec in exchange for all of the shares of SpinCo Class B preferred stock immediately prior to the Merger, (iii) allow GE to retain 15,000 shares of SpinCo Class A preferred stock following the consummation of the Merger, (iv) reduce the total number of shares of Wabtec common stock (including shares of Wabtec common stock underlying Wabtec convertible preferred stock being issued in the Merger) by 3.3 million and (v) provide for GE to receive the Wabtec convertible preferred stock, which will be convertible into a number of shares of Wabtec common stock equal to 15% of Wabtec’s outstanding common stock immediately after the Merger calculated on a fully-diluted, as-converted and as-exercised basis, which, in the aggregate, involved a reduction in the proposed ownership interests in Wabtec of pre-Merger holders of GE common stock from 40.2% to approximately 24.3% of the shares of Wabtec common stock on a fully-diluted, as converted and as exercised basis);
•	the fact that three individuals designated by GE would, subject to the designees being independent under NYSE listing standards and reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board, be directors of the combined company for an agreed-upon period of time following the Merger;
•	the complementary nature of the service offerings of GE Transportation with those of Wabtec, the greater scale that would be created through the combination of GE Transportation with Wabtec and the opportunity for the combined company to (1) have an increased future growth rate, earnings and prospects compared to the future growth rate, earnings and prospects of GE Transportation on a stand-alone basis and (2) create greater opportunities for GE Transportation employees and enhanced offerings for GE Transportation customers; and

•	the review by the GE Board, with the assistance of GE’s management and business, legal and financial advisors, of the structure and terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents. For more information, see “The Merger Agreement,” “The Separation Agreement” and “Other Agreements.”

In the course of its deliberations and consideration of the Transactions, the GE Board also considered a variety of risks and potentially negative factors, including the following:

•	the risk one or more of the conditions to the parties’ obligations to complete the Transactions will not be satisfied or waived, which, while not expected, could cause the Transactions not to be completed;
•	the fact that the time between the signing of the Merger Agreement and the closing could be an extended period and the uncertainty created for GE Transportation and its employees during that period;
•	the value of the Wabtec common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors many of which are outside of the control of GE and are unrelated to the performance of GE Transportation and some of which are outside of the control of GE and Wabtec, including general stock market conditions, the liquidity of Wabtec common stock and the performance of Wabtec’s business;
•	the risk that failure to complete the Transactions could negatively affect the price of GE common stock and GE’s future business, financial condition and operating results;
•	risks relating to the separation of GE Transportation from GE and the operation of GE Transportation separate from the other GE businesses, including the costs of separation, and the risk of not realizing the anticipated benefits of the separation;
•	risks relating to the integration of GE Transportation with the business and operations of Wabtec and the fact that the synergies and cost savings anticipated by the parties might not be realized or might take longer to be realized than anticipated, including risks relating to maintaining and renewing relationships with customers, suppliers and other third parties important to GE Transportation and the business and operations of Wabtec;
•	the risk that GE, SpinCo and Wabtec may be unable to retain key employees;
•	that GE, prior to the completion of the Transactions, is required to conduct the business of GE Transportation in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent GE Transportation from undertaking business opportunities that may arise prior to the completion of the Transactions;
•	the potential risk of diverting GE and GE Transportation management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;
•	GE’s obligations under the Transaction Documents, including, among others, its obligations under (x) the Tax Matters Agreement to sell a number of shares of Wabtec common stock within two years of the Distribution Date and (y) the Shareholders Agreement to, among other things, sell, subject to limited exceptions, all of the shares of Wabtec common stock GE beneficially owns within three years of the closing date of the Merger and prior thereto, to vote all of such shares in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”). Note that the sell down restriction originally contemplated by the Tax Matters Agreement was subsequently eliminated by the amended Separation Agreement, and the obligations under the Shareholders Agreement were subsequently revised to provide an obligation for GE to sell, transfer or otherwise divest (i) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (ii) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (i) and (ii) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (iii) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and GE has an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”); and

•	risks of the type and nature described under the section of this document titled “Risk Factors.”

This discussion of the information and factors considered by the GE Board is not exhaustive. In view of the wide variety of factors considered by the GE Board in connection with the evaluation of the strategic alternatives available to GE for GE Transportation and the evaluation of the Transactions and in view of the complexity of the factors considered, the GE Board did not consider it practical to, nor did it attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. Instead, the GE Board considered the factors described above, among others, and decided to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. In considering the factors described above and any other factors, individual members of the GE Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of GE’s reasons for the Transactions is forward looking in nature and should be read in light of the factors discussed in the sections of this document entitled “Cautionary Statement on Forward-Looking Statements” and “Risk Factors.”

Opinion of Wabtec’s Financial Advisor

Goldman Sachs rendered to the Wabtec Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 20, 2018, that, as of the date of such written opinion and based upon and subject to the factors and assumptions as set forth in such written opinion, the Aggregate Consideration to be paid by Wabtec pursuant to the Original Merger Agreement was fair from a financial point of view to Wabtec.

The full text of the written opinion of Goldman Sachs, dated May 20, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit 99.1 to the registration statement of which this Prospectus forms a part. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Wabtec Board in connection with its consideration of the Transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Wabtec common stock should vote with respect to the Share Issuance, the Wabtec Charter Amendment or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;
•	the Separation Agreement;
•	the Tax Matters Agreement;
•	the annual reports to stockholders and Annual Reports on Form 10-K of Wabtec and GE for the five years ended December 31, 2017;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Wabtec and GE;
•	certain other communications from Wabtec and GE to their respective stockholders;
•	certain publicly available research analyst reports for Wabtec and GE;
•	certain unaudited financial statements of GE Transportation (as described in the Merger Agreement);
•	certain internal financial analyses and forecasts for GE Transportation prepared by the management of GE;

•	certain internal financial analyses and forecasts for Wabtec standalone and pro forma for the Transactions, certain financial analyses and forecasts for tax benefits, including the Company Structure Benefits, associated with the Transactions, and certain financial analyses and forecasts for GE Transportation, in each case as prepared by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec (the “Forecasts”);
•	certain operating synergies projected by the management of Wabtec to result from the Transactions, as approved for Goldman Sachs’ use by Wabtec (the “Synergies”);
•	estimates of the SpinCo Adjustment Amount and the Direct Sale Adjustment Amount (each as defined in the Separation Agreement) prepared by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec (the “Adjustment Estimates”); and
•	estimates of the amounts and timing of the TMA Payments prepared by management of Wabtec and approved for Goldman Sachs’ use by Wabtec (the “TMA Payment Estimates”).

Goldman Sachs also (i) held discussions with members of the senior managements of Wabtec and GE regarding their assessment of the past and current business operations, financial condition and future prospects of GE Transportation, and with the members of senior management of Wabtec regarding their assessment of the past and current business operations, financial condition and future prospects of Wabtec and the strategic rationale for, and the potential benefits of, the Transactions; reviewed the reported price and trading activity for the shares of Wabtec common stock, (ii) compared certain financial and stock market information for Wabtec and certain financial information for GE Transportation with similar financial and stock market information for certain other companies the securities of which are publicly traded, (iii) reviewed the financial terms of certain recent business combinations in the rail transportation industry and in other industries and (iv) performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Wabtec’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Wabtec’s consent that the Forecasts, the Synergies, the Adjustment Estimates and the TMA Payment Estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Wabtec. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Wabtec, SpinCo, Merger Sub or GE or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on Wabtec, GE Transportation or SpinCo or on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, Separation Agreement and Tax Matters Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Wabtec to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Wabtec; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Wabtec, as of May 20, 2018, of the Aggregate Consideration to be paid by Wabtec pursuant to the Original Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, Separation Agreement or Tax Matters Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement, Separation Agreement or Tax Matters Agreement or entered into or amended in connection with the Transactions, including, without limitation, the Shareholders Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Internal Reorganization, the SpinCo Transfer, the Distribution, any allocation of the Aggregate Consideration or liabilities assumed as part of the Direct Sale or any indemnification or adjustments contemplated by the Transaction Documents; the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Wabtec; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Wabtec, SpinCo or GE, or any class of such persons, in connection with the Transactions, whether relative to the Aggregate Consideration to be paid by Wabtec pursuant to the Original Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Wabtec common stock will trade at any time or as to the impact of the Transactions on the solvency or viability of Wabtec, SpinCo, Merger Sub, GE Transportation or GE or the ability of Wabtec, SpinCo, Merger Sub, GE Transportation or GE to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Wabtec Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 17, 2018 and is not necessarily indicative of current market conditions.

Financial Analyses of GE Transportation

Analysis of Implied Transaction Values. Goldman Sachs calculated the implied enterprise value (“EV”) of GE Transportation by adding the $2.9 billion cash payment to be received by GE to the implied value of the shares of Wabtec common stock to be issued in the Transactions. Goldman Sachs calculated the implied value of such shares of Wabtec common stock by using $83.79 per share, which was the closing trading price per share of Wabtec common stock on April 19, 2018, which was the last closing price prior to media reports about the Transactions (the “Undisturbed Price”), and the closing price per share of Wabtec common stock on May 17, 2018 (the “May 17, 2018 Price”). The implied EV of GE Transportation, using the Undisturbed Price, was $11.1 billion and the implied EV of GE Transportation, using the May 17, 2018 Price, was $12.2 billion. Goldman Sachs then adjusted these implied EV calculations for GE Transportation to take into account the net present value of the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions. Goldman Sachs used the Forecasts and applied an illustrative discount rate of 7.0%, which represented a mid-point between an illustrative cost of debt and an illustrative weighted average cost of capital for Wabtec pro forma for the Transactions, to determine the net present value of these tax attributes. The illustrative implied EV of GE Transportation as adjusted to take into account these tax attributes was $10.0 billion, when using the Undisturbed Price, and $11.1 billion, when using the May 17, 2018 Price.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Wabtec and the following publicly traded companies in the rail infrastructure and equipment industry (collectively referred to as the “Rail Infrastructure & Equipment Selected Companies”), the rail car industry (collectively referred to as the “Rail Car Selected Companies”) and the diversified industrials/transportation industry (collectively referred to as the “Diversified Industrials/Transportation Selected Companies”, and together with Rail Infrastructure & Equipment Selected Companies and the Rail Car Selected Companies, the “Selected Companies”):

Rail Infrastructure & Equipment Selected Companies

•	Talgo
•	CAF
•	Vossloh
•	Alstom
•	Ansaldo

Rail Car Selected Companies

•	Greenbrier
•	American Rail Car
•	Trinity

Diversified Industrials/Transportation Selected Companies

•	Allison Transmission
•	Caterpillar
•	Cummins
•	Paccar

Although none of the Selected Companies is directly comparable to GE Transportation, the companies included were chosen because they are publicly traded companies that, for the purposes of analysis, may be considered similar to certain operations of GE Transportation.

Goldman Sachs calculated and compared public market multiples for Wabtec and mean public market multiples for each of the Rail Infrastructure & Equipment Selected Companies, the Rail Car Selected Companies and the Diversified Industrials/Transportation Selected Companies, in each case using information from publicly available historical data, publicly available market data and Institutional Brokers’ Estimate System consensus estimates.

Goldman Sachs calculated these public market multiples by dividing the EV for each of the selected companies and Wabtec (using the closing trading price per share of each company’s stock as of May 17, 2018 and, in the case of Wabtec, the Undisturbed Price, as well the latest available net debt amounts as of the dates of such trading prices) by earnings before interest, tax, depreciation and amortization (“EBITDA”) for the last reported 12 months (“LTM EBITDA”), for the next 12 months (“NTM EBITDA”), and for the one-year forward calendar year (“CY+2 EBITDA”). In addition, Goldman Sachs calculated (using historical trading prices and publicly available financial data) the average over the last five years (“Through the Cycle”), for Wabtec and the Selected Companies, of the EV/LTM EBITDA, EV/NTM EBITDA and EV/CY+2 EBITDA multiples. The Through the Cycle metrics are intended to present multiples based on normalized EBITDA in view of the cyclical nature of the industry. The following table presents the results of this analysis:

	EV/LTM EBITDA	EV/LTM EBITDA Through the Cycle	EV/NTM EBITDA	EV/NTM EBITDA Through the Cycle	EV/CY+2 EBITDA	EV/CY+2 EBITDA Through the Cycle
Wabtec	17.9x	14.3x	14.7x	12.5x	13.8x	12.0x
Median of Rail Infrastructure & Equipment Selected Companies	9.3x	10.1x	8.8x	8.5x	8.1x	8.4x
Median of Rail Car Selected Companies	9.3x	6.6x	8.3x	6.4x	9.1x	6.7x
Median of Diversified Industrials/ Transportation Selected Companies	8.6x	9.2x	8.0x	8.9x	7.8x	8.7x

In addition, Goldman Sachs calculated illustrative EV/EBITDA multiples for GE Transportation using the implied EV for GE Transportation (calculated using the Undisturbed Price and the May 17, 2018 Price, and with and without adjustment to the implied EV to account for the net present value of the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions as described above) and using the Forecasts and Synergies. The inclusion of these tax attributes is intended to present the implied EV for GE Transportation inclusive of these benefits of the transaction to Wabtec, while the exclusion of these tax attributes is intended to present the implied EV of GE Transportation reflective of GE Transportation on a stand-alone basis from a tax attributes perspective. The following table presents the results of this analysis:

	Multiple (Undisturbed Price)	Multiple (May 17, 2018 Price)
EV*/2018E EBITDA (Forecasts, No Synergies)	15.0x	16.4x
EV*/2019E EBITDA (Forecasts, No Synergies)	10.9x	11.9x
EV*/2021E EBITDA (Forecasts, No Synergies)***	9.0x	9.9x
EV*/2018E EBITDA (Forecasts with Synergies)	11.2x	12.3x
EV*/2019E EBITDA (Forecasts with Synergies)	8.7x	9.5x
EV*/2021E EBITDA (Forecasts with Synergies)***	7.5x	8.2x
EV**/2018E EBITDA (Forecasts with Synergies)	10.1x	11.2x
EV**/2019E EBITDA (Forecasts with Synergies)	7.9x	8.7x
EV**/2021E EBITDA (Forecasts with Synergies)***	6.8x	7.5x
*	No adjustment to implied EV to take into account the tax attributes of the Transaction
**	Adjustment to implied EV to take into account the tax attributes of the Transaction
***	Management of Wabtec instructed Goldman Sachs that these 2021 estimates were comparable to Through the Cycle estimates

Goldman Sachs then applied an illustrative range of multiples of 9.0x to 12.0x to the estimated EBITDA for GE Transportation for 2019 contained in the Forecasts and an illustrative range of multiples of 8.5x to 10.5x to the estimated EBITDA for GE Transportation for 2021 contained in the Forecasts, which management of Wabtec had instructed Goldman Sachs were comparable to Through the Cycle estimates, to calculate the following illustrative ranges of implied EVs for GE Transportation: $9.2 billion to $12.3 billion, and $10.5 billion to $13.0 billion, respectively.

Selected Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the following selected transactions in the rail transportation industry (the “Rail Transportation Selected Transactions”) during the preceding 16 years. Based on Goldman Sachs’ professional judgment and experience, these transactions comprised all the transactions that met these criteria and, to the extent available, the data from these transactions were all considered equally without giving weight to the available data from any transaction in particular:

Date Announced	Acquiror	Target	EV/EBITDA
October 2016	CIMIC	UGL Limited (86%)	8.5x
July 2015	Wabtec	Faiveley Transport (51%)	14.7x
February 2015	Hitachi	Ansaldo STS (40%)	11.6x
June 2014	Alstom	GE Signaling	9.7x
January 2015	Heinz Herman Thiele	Vossloh (70%)	NA
December 2014	CSR Corporation	China CNR Corporation	8.6x
November 2012	Siemens	Invensys Rail	NA
May 2011	CVC	Delachaux (Majority Stake)	9.7x
June 2010	Progress Rail	Electro-Motive Diesel	NA
May 2006	Caterpillar	Progress Rail	9.4x
December 2006	Thales	Alcatel (Rail Signaling)	NA
October 2004	Sagard PE	Faiveley Transport (36%)	NA
July 2002	Vossloh	Cogifer	NA
July 2002	Voest-Alpin Stahl	VAE (Railway Systems) (55%)	10.0x

For each of the Rail Transportation Selected Transactions, Goldman Sachs calculated and compared the EV of the target company or business segment, as applicable, as implied by the transaction value, as a multiple of the target company or business segment’s EBITDA, based on publicly available information for the 12-month period prior to the announcement of the transaction. The following table presents the results of this analysis.

EV/LTM EBITDA
High	14.7x
Median	9.7x
Low	8.5x

Goldman Sachs viewed this range of multiples for these selected transactions as illustrative of Through the Cycle multiples.

While none of the companies or business segments that participated in the Rail Transportation Selected Transactions is directly comparable to GE Transportation, such companies and business segments have operations that, for purposes of analysis, may be considered similar to certain of GE Transportation’s results, market size and product profile.

Goldman Sachs also analyzed certain publicly available information relating to the following selected transactions in the high quality industrial sector (the “High Quality Industrial Selected Transactions”). Based on Goldman Sachs’ professional judgment and experience, these transactions comprised all the transactions that met these criteria and, to the extent available, the data from these transactions were all considered equally without giving weight to the available data from any transaction in particular:

Acquiror	Target	EV/ EBITDA Multiple*
United Technologies	Goodrich	12.9x
TE Connectivity	Measurement Specialties	20.0x
Siemens	Dresser Rand	17.6x
Danaher Corporation	Pall Corporation	20.8x
Solvay	Cytec	14.5x
Berkshire Hathaway Inc.	Precision Castparts Corp.	13.1x
Sherwin Williams	Valspar	15.2x
MTS	PCB	13.5x
Kion Group	Dematic	16.2x
Thermo Fisher Scientific	FEI	15.3x
Monsanto	Bayer	18.0x
Rockwell Collins	B/E Aerospace, Inc.	13.6x
Siemens	Mentor Graphics	23.6x
Parker Hannifin Corporation	Clarcor	17.0x
*	The EV of the target company or business segment, as applicable, as implied by the transaction value, as a multiple of the target company or business segment’s LTM EBITDA or estimated forward EBITDA, based in all cases on publicly available information.

For each of the High Quality Industrial Selected Transactions, Goldman Sachs calculated and compared the EV of the target company or business segment, as applicable, as implied by the transaction value, as a multiple of the target company or business segment’s LTM EBITDA or estimated forward EBITDA, based in all cases on publicly available information. The following table presents the results of this analysis.

EV/LTM EBITDA
High	23.6x
Median	15.7x
Low	12.9x

While none of the companies or business segments that participated in the High Quality Industrial Selected Transactions is directly comparable to GE Transportation, such companies and business segments have operations that, for purposes of analysis, may be considered similar to certain of GE Transportation’s results, market size and product profile.

Goldman Sachs then applied an illustrative range of multiples of 9.0x to 11.0x to the estimated EBITDA for GE Transportation for 2021 contained in the Forecasts, which Management of Wabtec had instructed Goldman Sachs were comparable to Through the Cycle estimates, and an illustrative range of multiples of 8.5x to 14.7x to the historical EBITDA for GE Transportation for 2017, as provided by Wabtec management, to calculate the following illustrative ranges of implied EVs for GE Transportation: $11.1 billion to $13.6 billion, and $7.0 billion to $12.1 billion, respectively.

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on GE Transportation. Using discount rates ranging from 9.0% to 10.0%, reflecting estimates of GE Transportation’s weighted average cost of capital, Goldman Sachs discounted to present value as of April 2018 (i) estimates of unlevered free cash flow for GE Transportation for the final 9 months of 2018 through year-end 2022 as reflected in the Forecasts and (ii) a range of illustrative terminal values for GE Transportation, which were calculated by applying perpetuity growth rates ranging from 2.5% to 3.5%, to a terminal year estimate of the free cash flow to be generated by GE Transportation, as reflected in the Forecasts (which analysis implied exit terminal year EBITDA multiples ranging from 10.0x to 13.7x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then added the ranges of present values it derived above to derive a range of illustrative EVs for GE Transportation ranging from $10.4 billion to $13.8 billion.

Financial Analyses of Wabtec (Standalone)

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Wabtec. Using discount rates ranging from 9.0% to 10.0%, reflecting estimates of Wabtec’s weighted average cost of capital, Goldman Sachs discounted to present value as of April 2018 (i) estimates of unlevered free cash flow for Wabtec for the final 9 months of 2018 through year-end 2022 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Wabtec, which were calculated by applying perpetuity growth rates ranging from 3.0% to 4.0%, to a terminal year estimate of the free cash flow to be generated by Wabtec, as reflected in the Forecasts (which analysis implied exit terminal year EBITDA multiples ranging from 10.5x to 14.8x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then added the ranges of present values it derived above to derive a range of illustrative EVs for Wabtec of $9.3 billion to $12.7 billion. Goldman Sachs then subtracted the amount of Wabtec’s adjusted net debt for the Transactions as of March 31, 2018 as well as the value of certain other Wabtec enterprise value adjustments, both as provided by the management of Wabtec, from the range of illustrative EVs it derived for Wabtec to derive a range of illustrative equity values for Wabtec. Goldman Sachs then divided the range of illustrative equity values it derived by the fully diluted number of shares (98.0 million), as provided by the management of Wabtec (and which number was updated by management after the Wabtec Board meeting on May 19, 2018 and before the execution of the Merger Agreement to be 98.1 million), to derive a range of illustrative present values per share of Wabtec common stock ranging from $77.00 to $111.00 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Wabtec common stock on a standalone basis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. For purposes of this analysis, Goldman Sachs applied an illustrative range of EV/NTM EBITDA multiples of 11.0x to 14.0x to the estimated standalone next 12 months’ EBITDA of Wabtec at the end of each of the years 2018 to 2021 using the Forecasts. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Wabtec. Goldman Sachs derived from this analysis a range of illustrative EVs for Wabtec on a standalone basis of $10.5 billion to $12.9 billion. Goldman Sachs then subtracted the amount of Wabtec’s forecasted standalone debt for fiscal year end 2018 (in the amount of $1.723 billion), fiscal year end 2019 (in the amount of $1.450 billion), fiscal year end 2020 (in the amount of $1.094 billion) and fiscal year end 2021 (in the amount of $1.020 billion), as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, from, and added the assumed amount of Wabtec’s forecasted standalone cash and cash equivalents for fiscal year end 2018 (in the amount of $275 million), fiscal year end 2019 (in the amount of $366 million), fiscal year end 2020 (in the amount of $485 million) and fiscal year end 2021 (in the amount of $867 million), as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, to, in each case as of the relevant year-end per the Forecasts, the illustrative EVs in order to calculate the implied future equity values of Wabtec. The implied future equity values in turn were divided by the number of fully diluted shares of Wabtec common stock, as provided by the management of Wabtec. Goldman Sachs then discounted this range of implied future values per share of Wabtec common stock for the years 2018 through 2021, respectively, as well as the projected dividends per share (per the Forecasts), back to April 2018 using a discount rate of 11.0%, reflecting an estimate of the standalone cost of equity for Wabtec. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added such implied present value of projected dividends per share to such range of implied present values per share to derive a range of implied present values per share of $68.00 to $113.00 (rounded to the nearest dollar). In addition, Goldman Sachs compared the Undisturbed Price and the May 17, 2018 Price to the range of implied present values per share of Wabtec common stock of $89.00 to $113.00 (rounded to the nearest dollar), which were derived from this analysis when using only the implied future values per share of Wabtec common stock as of year-end 2021.

Present Value of Future Share Price

Years	Present Value
2018YE	$68-$90
2019YE	$76-$99
2020YE	$84-$108
2021YE	$89-$113

Financial Analysis of Wabtec (Pro Forma for the Transactions)

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the Synergies, Goldman Sachs also performed an illustrative discounted cash flow analysis on Wabtec pro forma for the Transactions (after giving effect to (a) the Synergies and (b) both the Synergies and tax attributes of the Transactions that would accrue to Wabtec (per the Forecasts)). Using discount rates ranging from 9.0% to 10.0%, reflecting estimates of Wabtec’s pro forma weighted average cost of capital, Goldman Sachs discounted to present value as of April 2018 (i) estimates of pro forma unlevered free cash flow for Wabtec pro forma for the Transactions for the final 9 months of 2018 through year-end 2022, as reflected in the Forecasts (inclusive of the Synergies) and (ii) a range of illustrative pro forma terminal values for Wabtec pro forma for the Transactions, which was calculated by applying perpetuity growth rates ranging from 2.75% to 3.75%, to a terminal year estimate of the free cash flow to be generated by Wabtec pro forma for the Transactions, as reflected in the Forecasts (inclusive of the Synergies), which analysis implied exit terminal year EBITDA multiples ranging from 11.5x to 15.9x. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of the perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative EVs for Wabtec pro forma for the Transactions by adding the ranges of present values it derived above. In addition, using the Forecasts for the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions, Goldman Sachs calculated an illustrative net present value of these tax attributes, using an illustrative discount rate of 7.0%, which represented a mid-point between an illustrative cost of debt and an illustrative weighted average cost of capital for Wabtec pro forma for the Transactions, and added this illustrative net present value to this range of illustrative EVs for Wabtec pro forma for the Transactions. Goldman Sachs then subtracted the amount of Wabtec’s adjusted net debt pro forma for the Transactions in the amount of $4.621 billion, as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, as well as the value of certain Wabtec pro forma enterprise value adjustments in the amount of $112 million, as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, both as provided by the management of Wabtec, from the range of illustrative EVs it derived for Wabtec to derive a range of illustrative equity values for Wabtec. Goldman Sachs then divided the range of illustrative equity values it derived by the fully diluted number of shares (196.5 million) pro forma for the Transactions, as provided by the management of Wabtec (and which number was updated by management after the Wabtec Board meeting on May 19, 2018 and before the execution of the Merger Agreement, but continued to be 196.5 million when rounded to the nearest decimal place), to derive a range of illustrative present values per share of Wabtec common stock pro forma for the Transactions of $88.00 to $127.00 (when the analysis included the Synergies, but not the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions) and $93.00 to $132.00 (when the analysis included both the Synergies and the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions), in each case, as rounded to the nearest dollar.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs also performed an illustrative analysis of the implied present value of an illustrative future value per share of Wabtec common stock pro forma for the Transactions. For purposes of this analysis, Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 10.0x to 13.0x to the estimated next 12 months’ EBITDA of Wabtec pro forma for the Transactions at the end of each of the years 2018 to 2021 using the Forecasts and the Synergies (but not the tax attributes of the Transactions that would accrue to Wabtec (per the Forecasts)). These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Wabtec. Goldman Sachs then subtracted the amount of Wabtec’s forecasted debt for fiscal year end 2018 (in the amount of $4.542 billion), fiscal year end 2019 (in the amount of $3.870 billion), fiscal year end 2020 (in the amount of $3.020 billion) and fiscal year end 2021 (in the amount of $3.020 billion), as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, from, and added the assumed forecasted amount of Wabtec’s cash and cash equivalents for fiscal year end 2018 (in the amount of $293 million), fiscal year end 2019 (in the amount of $517 million), fiscal year end 2020 (in the amount of $878 million) and fiscal year end 2021 (in the amount of $2.214 billion), as provided by the management of Wabtec and approved for Goldman Sachs’ use by Wabtec, to, in each case pro forma for the Transactions and as of the relevant year-end per the Forecasts and the Synergies, the illustrative EVs in order to calculate the implied future equity values of Wabtec pro forma for the Transactions. The implied future equity values in turn were divided by the fully diluted number of shares (196.5 million) of Wabtec common stock pro forma for the Transactions, as provided by the management of Wabtec (and which number was updated by management after the Wabtec Board meeting on May 19, 2018 and before the execution of the Merger Agreement, but continued to be 196.5 million when rounded to the nearest decimal place). Goldman Sachs then discounted this range of implied future values per share of Wabtec common stock for the years 2018 through 2021, respectively, as well as the projected dividends per share of Wabtec pro forma (per the Forecasts), back to April 2018 using a discount rate of 11.0%, reflecting an estimate of the pro forma cost of equity for Wabtec pro forma for the Transactions. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added such implied present value of projected dividends per share to such range of implied present values per share to derive a range of implied present values per share of $70.00 to $126.00 (rounded to the nearest dollar). In addition, Goldman Sachs adjusted this range of implied present values per share of Wabtec common stock pro forma for the Transactions as of year-end 2021 to include an illustrative net present value per share attributable to the tax attributes of the Transactions that would accrue to Wabtec pro forma for the Transactions, calculated by using the Forecasts for such attributes and an illustrative discount rate of 7.0%, which represented a mid-point between an illustrative cost of debt and an illustrative weighted average cost of capital for Wabtec pro forma for the

Transactions. Goldman Sachs compared this range to the range of implied present values per share of Wabtec common stock pro forma for the Transactions inclusive of the Synergies but not such tax attributes as of year-end 2021. This comparison presented a range of implied present values per share of $102.00 to $132.00 (taking into account both the Synergies and the tax attributes) and $97.00 to $126.00 (taking into account the Synergies, but not the tax attributes), in each case, as rounded to the nearest dollar.

Present Value of Future Share Price Pro Forma

Years	Present Value
2018YE	$70-$97
2019YE	$80-$108
2020YE	$89-$118
2021YE	$97-$126

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Wabtec, GE, GE Transportation or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Wabtec Board as to the fairness from a financial point of view to Wabtec of the Aggregate Consideration to be paid by Wabtec pursuant to the Original Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Wabtec, SpinCo, GE, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Aggregate Consideration was determined through arms’-length negotiations between Wabtec and GE and was approved by the Wabtec Board. Goldman Sachs provided advice to Wabtec during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Wabtec or the Wabtec Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Wabtec Board was one of many factors taken into account by the Wabtec Board in making its determination to approve the Merger Agreement and the transactions contemplated thereby. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Exhibit 99.1 to the registration statement of which this Prospectus forms a part.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Wabtec, GE, SpinCo, Merger Sub, and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to Wabtec in connection with, and has participated in certain of the negotiations leading to, the Transactions.

Goldman Sachs has provided certain financial advisory and/or underwriting services to General Electric and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to an initial public offering of 260,610,000 shares of common stock of Moneta Money Bank, a former General Electric subsidiary (”MMB”), in May 2016; as financial advisor to General Electric in connection with the sale of General Electric Appliances, a former General Electric subsidiary, in June 2016; as joint bookrunner with respect to a follow on public offering of 125,000,000 shares of common stock of MMB in September 2016; as financial advisor to General Electric Capital Corporation, a subsidiary of General Electric (“GCC”), in connection with GCC’s sale of a 23.3% stake in Hyundai Capital Services in September 2016; as joint bookrunner with respect to a follow on public offering of 92,214,009 shares of common stock of MMB in November 2016; as financial advisor to GCC in connection with GCC’s sale of a 43% stake in Hyundai Card in February 2017; as joint bookrunner with respect to a public offering of the 2.125% Senior Unsecured Notes due 2037, 1.500% Senior Unsecured Notes due 2029, 0.875% Senior Unsecured Notes due 2025 and 0.375% Senior Unsecured Notes due 2022 (aggregate principal amount $8.7 billion) of General Electric in May 2017; as financial advisor to General Electric in connection with the sale of General Electric Water, a former General Electric subsidiary, in September 2017; as financial advisor to General Electric in connection with the sale of General Electric Industrial Solutions, a General Electric subsidiary, announced in September 2017; as co-manager with respect to the public offering of the 4.080% Senior Notes due 2047, 3.337% Senior Notes due 2027 and 2.773% Senior Notes due 2022 (aggregate principal amount $4 billion) of Baker Hughes, a subsidiary of General Electric, in December 2017; and as financial advisor to GCC in connection with the formation of an origination venture involving General Electric Capital Aviation Services in December 2017. During the two-year period ended May 20, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to GE and/or its affiliates of approximately $83.1 million.

During the two-year period ended May 20, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by Wabtec or any of its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide, and may currently be providing, financial advisory and/or underwriting services to Wabtec, GE, SpinCo, Merger Sub and their respective affiliates for which Goldman Sachs’ Investment Banking Division may recognize compensation.

In addition, at the request of Wabtec, at the time of the execution of the Merger Agreement, an affiliate of Goldman Sachs entered into financing commitments and agreements to provide Wabtec with the Credit Agreement, the Bridge Commitments, and certain other alternative financing in connection with the consummation of the Transactions and subject to the terms of such commitments. The actual amount of aggregate fees received by Goldman Sachs and its affiliates in connection with the debt financing for the Transactions will depend on, among other things, the completion date of the Transactions. Wabtec estimates that Goldman Sachs and its affiliates will receive approximately $13 million in fees in the aggregate in connection with the proposed financing.

The Wabtec Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated March 1, 2018, Wabtec engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Wabtec and Goldman Sachs provides for a transaction fee of $32 million plus a discretionary fee of up to $4 million, all of which is contingent upon the consummation of the Transactions. In addition, Wabtec has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Financial Projections

In connection with its consideration of the potential combination of Wabtec and GE Transportation, the Wabtec Board was provided certain non-public financial projections initially prepared in Spring 2018 by management of GE and GE Transportation and subsequently adjusted by management of Wabtec, as discussed below, with respect to GE Transportation for the years ending December 31, 2018 through December 31, 2022 (as prepared by management of GE and GE Transportation, the “GE Transportation Financial Projections” and, as adjusted by management of Wabtec, the “Wabtec Adjusted GE Transportation Financial Projections”) and certain non-public financial projections prepared in Spring 2018 by management of Wabtec with respect to Wabtec’s business, as a stand-alone company, for the years ending December 31, 2018 through December 31, 2022 (the “Wabtec

Financial Projections,” and, collectively with the GE Transportation Financial Projections and the Wabtec Adjusted GE Transportation Financial Projections, the “Financial Projections”).

The Financial Projections also were provided to Wabtec’s financial advisor, Goldman Sachs, in connection with the preparation of its opinion. Wabtec believes that no material change in its operations or performance has occurred since the Wabtec Board meeting held to approve the Merger. Certain changes to assumptions relating to elements underlying the Financial Projections of which Wabtec has become aware since the Financial Projections were prepared are described below in order to highlight the sensitivity inherent in any financial projections.

The Wabtec Adjusted GE Transportation Financial Projections and the Wabtec Financial Projections are included in this Prospectus solely to provide GE stockholders access to information that was made available in connection with, and material to, the Wabtec Board’s consideration of the Transactions, and are not included in this Prospectus to influence any GE stockholder or any other person to make any investment decision with respect to the Transactions or for any other purpose. In particular, these projections should not be viewed as public guidance.

The Financial Projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent registered public accounting firms of Wabtec or GE Transportation nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and the independent accounting firms of Wabtec or GE Transportation assume no responsibility for, and disclaim any association with, the unaudited Financial Projections. The reports of the independent registered public accounting firms of Wabtec contained in Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, which is included in the appendices hereto or incorporated by reference into this document, relate to the historical financial information of Wabtec. The report of the independent registered public accounting firm of GE Transportation contained in Audited Financial Statements of GE Transportation as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017, which is included in this document, relates to the historical financial information of GE Transportation. These reports do not extend to the unaudited Financial Projections and should not be read to do so. Furthermore, the unaudited Financial Projections do not take into account any circumstances or events occurring after the date the Financial Projections were prepared.

Moreover, the Financial Projections:

•	were based upon numerous estimates or expectations, beliefs, opinions and assumptions, all of which are difficult to predict and many of which are beyond GE’s or Wabtec’s control and may not be realized, with respect to GE Transportation and Wabtec’s business, including their respective results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, including those described under the caption “Risk Factors” in this prospectus, as well as various assumptions as to the timing of delivery with respect to projects and the related timing of revenue recognition with respect to these projects, the impact of political developments in jurisdictions where GE Transportation and Wabtec operate and competitive cost pressures. All of these items are inherently difficult to estimate or accurately forecast, including, due to various assumptions about:
○	fluctuating exchange rates with respect to operations conducted in foreign locations. Both Wabtec and GE Transportation have operations in various countries and receive and make payments in local currencies, the value of which fluctuate relative to the U.S. Dollar over time. The Financial Projections were prepared using exchange rates in effect at the time of preparation, and there have been various subsequent changes, which, if given effect to, could result in lower revenue and EBIT. As an illustrative example: using today’s mix of operations and exchange rates as of January 22, 2019, Wabtec estimates that its 2019 revenue would be approximately $120 million lower and its 2019 EBIT would be approximately $20 million lower than as presented in the Wabtec Financial Projections. On these same assumptions, GE Transportation’s 2019 revenue and EBIT would be lowered by $30 million and $10 million, respectively, compared to those presented in the Wabtec Adjusted GE Transportation Financial Projections. The actual effects of changes in currency exchange rates in 2019 or any other year cannot be predicted at this time, will depend upon future events and could have a greater, or lesser, effect on Wabtec’s or GE Transportation’s actual results of operations;

○	the price of raw materials (such as steel, aluminum and copper) used in manufacturing, including assumptions about tariffs, goods and services taxes, which we refer to as “GST,” or value added taxes, which we refer to as “VAT,” and international trade agreements. Since the preparation of the Financial Projections, certain tax and tariff programs have been implemented in various countries, especially in India, China and the United States, which impact the results of operations of Wabtec and GE Transportation. For example, Wabtec estimates that tariff and GST/VAT programs, unless suspended or reduced, would increase its 2019 costs by approximately $16 million compared to costs calculated based on original assumptions underlying the Financial Projections, while the effect of tariff programs on GE Transportation’s costs could be as much as a $50 million increase relative to the original calculations. GE Transportation is still assessing the impact related to tax changes for GST and/or VAT in terms of its cost projections.
○	the timing of the delivery of customer orders, which may be subject to delays, deferrals or cancellations as a result of instability in the global economy or customers’ local economies, negative conditions in the global credit markets, volatility in the industries that Wabtec and GE Transportation serve, changes in legislative policy, adverse changes in customers’ financial conditions and adverse changes in the availability of raw materials and supplies. Such changes could impact the timing of delivery of existing backlog as well as the timing of awarding new orders and could change revenue estimates. For example, GE Transportation estimates that changes or other developments with respect to backlog delivery timing could result in a 2019 revenue reduction of approximately 5% compared to the Financial Projections; the majority of this reduction is expected to be realized in subsequent years; and
○	interest rate fluctuations;
•	do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the Merger or the other Transactions to occur;
•	do not give effect to adjustments to GE Transportation’s historical financial statements with respect to accounting policies, including with respect to the harmonization of revenue recognition policies, as described in Note 7.a. under “Unaudited Pro Forma Condensed Combined Financial Statements,” which revenue recognition policy harmonization is expected (i) to produce a $63 million decrease from GE Transportation in Wabtec’s reported consolidated net revenue and EBIT in 2019 with no material effect expected in future years and (ii) not to materially change Wabtec’s future reported consolidated cash from operations;
•	do not give effect to adjustments to GE Transportation’s capitalization policies related to software development costs and subsequent amortization, which would result in an approximately $35 million decrease from GE Transportation in Wabtec’s projected EBIT in 2019, with no material effect in future years, and which would not materially change Wabtec’s future reported consolidated cash from operations;
•	do not take into account changes in actual or anticipated revenue, EBIT or other measures and other developments in GE Transportation’s and Wabtec’s businesses, whether of a one-time nature or related to ongoing matters, as well as the companies’ actual results of operations, in each case arising after the Financial Projections were prepared;
•	are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Financial Projections or may be realized at different times or amounts than assumed in the preparation of the Financial Projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Financial Projections will be achieved.

The Wabtec Financial Projections, and the adjustments by Wabtec management that are reflected in the Wabtec Adjusted GE Transportation Financial Projections, are materially impacted by a combination of factors in the global passenger and freight rail industries. Other factors impacting such financial projections, include assumptions about energy markets and the overall economy. Wabtec’s key assumptions included:

•	Economic growth consistent with recent years, including continued expansion and growth in international markets, new products and capabilities.
•	Timely execution of original equipment backlog in the Transit markets, increasing Wabtec’s installed base of products leading to aftermarket parts and services revenues.
•	Original equipment freight markets in North America remain consistent with historical averages, especially as it relates to build rate of freight cars and locomotives. Aftermarket freight sales are expected to support current and potentially expanding rail activity and volumes.
•	Energy markets remain strong, impacting rail activity as well as our industrial markets, such as heat exchangers, cooling product and power generation equipment.
•	Electronic products, including Signaling revenues, to grow with railroad’s continuing use of technology in their industry. Revenues are expected to increase with the introduction of additional new products improving the safety and efficiency of our customer’s operations.

The GE Transportation Financial Projections are materially impacted by a combination of factors in freight rail and mining industries. GE and GE Transportation’s key assumptions included:

•	Economic growth consistent with recent years, including continued expansion and growth in international markets.
•	Timely execution of original equipment backlog, increasing GE Transportation’s installed base of products leading to future aftermarket parts and services revenue.
•	Original equipment freight markets in North America to recover and be consistent with historical averages, especially as it relates to build rate of locomotives. Aftermarket services, including parts, service and modifications, to be consistent with current and expanding rail activity and volumes, and in line with existing backlog.
•	Mining markets remain strong based on commodity prices, consistent with historical averages of units manufactured, and consistent with current backlog.
•	Growth in digital products which enhance the operations of rail customers including fuel efficiency, network optimization, as well as train monitoring products.

Wabtec management believes that the assumptions used as a basis for the Financial Projections were reasonable based on the information available to Wabtec management at the time prepared. However, the Financial Projections are not a guarantee of, and are not necessarily predictive of, future actual performance or the timing thereof. The future financial results of GE Transportation and Wabtec’s business, respectively, may differ materially from those expressed in the Financial Projections due to factors that are beyond Wabtec’s or GE’s ability to control or predict or that were unknown when the Financial Projections were prepared.

Although the Financial Projections were prepared with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature reflects assumptions about the timing of future performance and becomes less predictive with each successive quarter and year. Stockholders are urged to read the section of this Prospectus entitled “Cautionary Statement on Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. GE and Wabtec stockholders also should review the factors described in the section of this Prospectus entitled “Risk Factors” and those risk factors incorporated in this Prospectus by reference from Item 1A of Wabtec’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

None of Wabtec, GE or SpinCo or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the Financial Projections otherwise would not be realized.

Wabtec has provided additional, illustrative information regarding the potential impact of changes in certain estimates relating to factors underlying the Financial Projections. Such additional information is provided solely to highlight the potential impact of changes to individual inputs affecting the Financial Projections. Such sensitivity analyses should not be viewed as revisions or updates to the Financial Projections, but as an explanation as to the variability inherent in various underlying assumptions and estimates.

Neither GE nor SpinCo made any representations to Wabtec in the Merger Agreement or otherwise concerning the GE Transportation Financial Projections or the Wabtec Adjusted GE Transportation Financial Projections.

Certain of the financial information contained in the Financial Projections, including EBITDA, may be considered non-GAAP financial measures. Wabtec management provided this information to the Wabtec Board and Wabtec’s financial advisor because Wabtec management believed it could be useful in evaluating GE Transportation, in the case of the GE Transportation Financial Projections and the Wabtec Adjusted GE Transportation Financial Projections, and Wabtec’s business, in the case of the Wabtec Financial Projections. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Wabtec or GE may not be comparable to similarly titled amounts used by other companies.

For the foregoing reasons, the inclusion of the Wabtec Adjusted GE Transportation Financial Projections and the Wabtec Financial Projections in this Prospectus should not be regarded as an indication that Wabtec, GE, SpinCo or their respective affiliates or representatives considered or consider the Wabtec Adjusted GE Transportation Financial Projections or the Wabtec Financial Projections to be necessarily predictive of actual future events, and the Wabtec Adjusted GE Transportation Financial Projections and the Wabtec Financial Projections should not be relied upon as such. The Wabtec Adjusted GE Transportation Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding GE Transportation contained elsewhere in this Prospectus, and the Wabtec Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Wabtec’s business contained elsewhere in this Prospectus. In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance on these projections.

The Wabtec Adjusted GE Transportation Financial Projections

Wabtec was provided with non-public financial projections prepared by management of GE and GE Transportation with respect to GE Transportation. The projections reflect strong orders and the timely execution of existing backlog over the forecast period. The revenue growth in the outer years is fueled by a North American market recovery, primarily driven by carloading growth. Subsequently, Wabtec management made certain adjustments to these financial projections based on its judgment and experience in the industry to reflect Wabtec management’s alternative perspectives regarding GE Transportation. These changes resulted in the Wabtec Adjusted GE Transportation Financial Projections.

The following is a summary of the Wabtec Adjusted GE Transportation Financial Projections:

In millions	9M- 2018E	2018E	2019E	2020E	2021E	2022E
Revenue	$2,935	$3,807	$4,914	$5,141	$5,493	$6,104
EBITDA(1)	$582	$742	$1,026	$1,119	$1,234	$1,418
EBIT(2)	$479	$605	$886	$981	$1,100	$1,291
EBITDA(1) less capital expenditures	$512	$642	$927	$1,025	$1,141	$1,325
Unlevered free cash flow(3)	$232	$362	$599	$717	$827	$937
(1)	Defined as earnings before interest and tax, plus depreciation and amortization.
(2)	Defined as earnings before interest and tax.

(3)	Defined as EBIT plus depreciation and amortization, less the sum of (i) taxes (recalculated without deducting interest expense), (ii) capital expenditures and (iii) increase in non-cash net working capital.

This summary of the Wabtec Adjusted GE Transportation Financial Projections should be evaluated in conjunction with the limitations described above and in the section of this prospectus entitled “Cautionary Statement on Forward-Looking Statements,” the factors described in the section of this prospectus entitled “Risk Factors” and the historical financial statements and other information regarding GE Transportation contained elsewhere in this prospectus, which include unaudited historical combined financial statements of GE Transportation as of September 30, 2018, and for the nine month period ended September 30, 2018.

The Wabtec Financial Projections

Wabtec management prepared non-public financial projections with respect to Wabtec’s business as a stand-alone company. These projections do not give pro forma effect to the combination of Wabtec and GE Transportation.

The following is a summary of the Wabtec Financial Projections:

In millions	9M- 2018E	2018E	2019E	2020E	2021E	2022E
Revenue	$3,180	$4,210	$4,755	$5,206	$5,643	$6,063
EBITDA(1)	$509	$665	$793	$915	$1,049	$1,181
EBIT(2)	$431	$561	$683	$805	$939	$1,071
EBITDA(1) less capital expenditures	$417	$543	$698	$811	$936	$1,060
Unlevered free cash flow(3)	$274	$369	$561	$676	$662	$760
(1)	Defined as earnings before interest and tax, plus depreciation and amortization.
(2)	Defined as earnings before interest and tax.
(3)	Defined as EBIT plus depreciation and amortization, less the sum of (i) taxes (recalculated without deducting interest expense), (ii) capital expenditures and (iii) increase in non-cash net working capital.

This summary of the Wabtec Financial Projections should be evaluated in conjunction with the limitations described above and in the section of this prospectus entitled “Cautionary Statement on Forward-Looking Statements,” the factors described in the section of this prospectus entitled “Risk Factors” and the historical financial statements and other information regarding Wabtec included in the appendices hereto or incorporated by reference in this prospectus, which include unaudited historical consolidated financial statements of Wabtec as of September 30, 2018, and for the nine month period ended September 30, 2018.

Wabtec Stockholders Meeting

Under the terms of the Merger Agreement, Wabtec agreed to call, give notice of, convene and hold a special meeting of its stockholders for the purpose of voting upon the proposals to approve the Share Issuance and the Wabtec Charter Amendment. The Wabtec Board called a special meeting of Wabtec stockholders, which was held on November 14, 2018, for Wabtec stockholders of record as of October 11, 2018. The definitive proxy statement was mailed to Wabtec stockholders on or about October 12, 2018. At the special meeting, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment.

Wabtec’s directors and executive officers held approximately 11.16% of the shares entitled to vote at Wabtec’s special meeting of stockholders as of August 1, 2018. SpinCo’s then-current directors, executive officers and their affiliates did not own any shares of Wabtec common stock entitled to vote at Wabtec’s special meeting of stockholders as of August 1, 2018.

Certain stockholders, directors and officers of Wabtec beneficially owning approximately 10.9% of the outstanding shares of Wabtec common stock entered into a Voting Agreement with GE under which these persons agreed to vote in favor of the Share Issuance proposal and the Wabtec Charter Amendment proposal. The Voting Agreement terminated on November 14, 2018 following the approval of the Share Issuance and the Wabtec Charter Amendment by Wabtec stockholders. See “Other Agreements—The Voting Agreement.”

Interests of GE’s and SpinCo’s Directors and Executive Officers in the Transactions

As of January 1, 2019, SpinCo’s directors and executive officers owned less than 1% of the outstanding shares of GE’s common stock. All of SpinCo’s outstanding common stock is currently owned directly by GE. Except as described below, none of GE’s or SpinCo’s directors or executive officers will receive any severance or other compensation as a result of the Transactions, or any extra or special benefit that is not shared on a pro rata basis by all of GE stockholders in connection with the Transactions. If a director or executive officer of GE or SpinCo owns shares of GE common stock, such director or executive officer will participate in the Distribution and the Merger on the same terms as other GE stockholders.

SpinCo’s executive officers will include Rafael O. Santana (President and Chief Executive Officer), Jason M. Frierott (Chief Financial Officer), Thomas P. LaFrance (General Counsel), Nathan W. Bailey (Chief Human Resources Officer), Yuvbir Singh (Vice President, Equipment) and Pascal Schweitzer (Vice President, Global Services). Mr. Santana will also serve as the sole director of SpinCo.

GE has entered into Leadership Incentive Program agreements with 415 SpinCo employees, including each of SpinCo’s executive officers, which provide for the opportunity to earn incentive payments in the aggregate amount of approximately $65 million. The agreements are intended to secure the employees’ dedication and best efforts toward facilitating the Merger and assisting with the integration of the GE Transportation business with the business of Wabtec after the closing date of the Merger. The incentive payments will vest 50% on the closing date of the Merger and 50% twelve months following the closing date, subject to certain customary terms and conditions, including restrictions on soliciting or hiring GE employees during employment with GE and for 12 months thereafter. The target amount of the incentive payment for participating employees is based on a percentage applied to the sum of the employee’s annual base salary plus annual target bonus, with certain employees eligible for additional amounts if specified transaction or business-related goals are attained. The maximum amount of the incentive payments that may be payable in the aggregate to the executive officers is approximately $9.8 million.

As of January 1, 2019, SpinCo’s executive officers, in the aggregate, held unvested options to purchase 959,145 shares of GE common stock (with a weighted average exercise price of $17.25) and unvested restricted stock units with respect to 231,493 shares of GE common stock that will vest on the closing date of the Merger in accordance with their terms.

In addition, on the closing date of the Merger, the SpinCo executive officers (other than Mr. Schweitzer) will vest in their GE Supplemental Pension Benefit or GE Executive Retirement Benefit, as applicable, in order to avoid the forfeiture of such benefits in connection with the Transactions. These benefits will not become payable until the executive officer reaches age 60.

Wabtec may enter into employment agreements or other compensation arrangements with certain executive officers of SpinCo. Wabtec is in the process of documenting the terms of Mr. Santana’s employment which are subject to finalization in an employment contract that will be entered into prior to the closing of the Merger. The proposed terms for Mr. Santana include an annual base salary of $1,000,000, a target annual bonus opportunity of 100% of his base salary and maximum annual bonus opportunity of 225% of his base salary. In addition, subject to the approval of Wabtec’s Compensation Committee, Mr. Santana will be granted a one-time award of Wabtec restricted stock with an aggregate grant date fair market value of $2,000,000, subject to annual vesting over a four-year period, and will, subject to the approval of Wabtec’s Compensation Committee, receive annual Wabtec equity incentive awards with an aggregate grant date value of at least approximately $2,000,000. The agreement will also include severance arrangements.

Interests of Wabtec’s Directors and Executive Officers in the Transactions

Wabtec directors and executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of Wabtec stockholders generally, as more fully described below. The members of the Wabtec Board were aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Transactions.

Outstanding Stock Awards

The Merger is expected to constitute, or be deemed to constitute, a Section 11 Event (as defined under the terms of Wabtec’s 2011 Stock Incentive Plan). As a result, under the terms of Wabtec’s Stock Incentive Plans, upon the closing of the Merger, all outstanding Wabtec Options, Wabtec Restricted Stock, Wabtec Restricted Stock Units and Wabtec Performance Units are expected to vest. Wabtec Performance Units are expected to be considered earned at a level of 200% of target and they and Wabtec Restricted Stock Units are expected to be settled in cash by Wabtec as promptly as practicable following the Merger.

The following table sets forth the number of shares of Wabtec common stock underlying outstanding unvested Wabtec Options, Wabtec Restricted Stock, Wabtec Restricted Stock Units and Wabtec Performance Units (assuming maximum vesting at 200% of target), which are referred to collectively as “Wabtec equity awards,” held by Wabtec directors and executive officers as of January 1, 2019. The table also sets forth the value of these awards, assuming a price per share of Wabtec common stock of $97.07, the average per share closing price of Wabtec common stock during the first five business days following May 21, 2018, the date of the first public announcement of the Merger. The assumed $97.07 per share price is referred to as the “Assumed Wabtec Stock Price.”

Name	No. of Shares Subject to Unvested Wabtec Options	Aggregate Value of Unvested Wabtec Options ($)(1)	No. of Shares Underlying Unvested Wabtec Restricted Stock	Aggregate Value of Unvested Wabtec Restricted Stock ($)	No. of Shares Underlying Unvested Wabtec Restricted Stock Units	Aggregate Value of Unvested Wabtec Restricted Stock Units ($)	No. of Shares Underlying Unvested Wabtec Performance Units(2)	Aggregate Value of Unvested Wabtec Performance Units ($)	Total Value ($)
Executive Officers
Raymond T. Betler	32,675	748,145	42,550	4,130,329	—	—	116,000	11,260,120	16,138,594
Patrick D. Dugan	12,250	262,231	27,750	2,693,693	—	—	42,000	4,076,940	7,032,864
Stéphane Rambaud-Measson	—	—	—	—	35,183	3,415,214	54,000	5,241,780	8,656,994
David L. DeNinno	9,800	216,318	29,800	2,892,686	—	—	34,000	3,300,380	6,409,384
Scott E. Wahlstrom	5,465	122,825	12,640	1,226,965	—	—	19,200	1,863,744	3,213,534
Albert J. Neupaver	39,175	443,245	39,075	3,793,010	—	—	96,000	9,318,720	13,554,975
5 Other Executive Officers(3)	6,351	149,682	10,681	1,036,805	—	—	23,700	2,300,559	3,487,046
Non-Executive Directors
Philippe Alfroid	—	—	1,620	157,253	—	—	—	—	157,253
Robert J. Brooks	—	—	1,620	157,253	—	—	—	—	157,253
Erwan Faiveley	—	—	1,620	157,253	—	—	—	—	157,253
Emilio A. Fernandez	—	—	1,620	157,253	—	—	—	—	157,253
Lee B. Foster, II	—	—	1,620	157,253	—	—	—	—	157,253
Linda S. Harty	—	—	1,620	157,253	—	—	—	—	157,253
Brian P. Hehir	—	—	1,620	157,253	—	—	—	—	157,253
Michael W.D. Howell	—	—	1,620	157,253	—	—	—	—	157,253
William E. Kassling	—	—	1,620	157,253	—	—	—	—	157,253
(1)	For purposes of calculating these estimated values, the value of each unvested Wabtec Option is assumed to be equal to the number of shares of Wabtec common stock subject to each unvested Wabtec Option multiplied by the excess of the Assumed Wabtec Stock Price over the applicable exercise price per share of such unvested Wabtec Option.
(2)	Assumes 200% of the target number of shares granted.
(3)	Three executive officers who are not named executive officers held Wabtec equity awards as of January 1, 2019. This row includes the total number of shares of Wabtec common stock and the related total value of these unvested awards held by them. The other two executive officers who are not named executive officers did not hold any unvested Wabtec equity awards as of January 1, 2019.

Employment Continuation Agreements with Certain Executive Officers

Wabtec entered into employment continuation agreements with seven executive officers, including Raymond T. Betler, Patrick D. Dugan, David L. DeNinno, Scott E. Wahlstrom and Albert J. Neupaver (the “Continuation Agreements”). Under each Continuation Agreement, if the executive officer is employed by Wabtec on the closing date of a “change of control,” which, as defined in the Continuation Agreement, would include the Merger, the executive officer would be entitled to remain employed by Wabtec until the 24-month anniversary of the closing date (the “Protection Period”), subject to certain termination provisions described below.

During the Protection Period, the executive officer will (1) receive a base salary at a monthly rate at least equal to his monthly salary immediately prior to the closing of the Merger, (2) be afforded the opportunity to receive an annual cash bonus on terms and conditions no less favorable to him than his annual cash bonus opportunity for the year immediately prior to the closing of the Merger and in an amount not less than his target cash bonus amount in that year, (3) participate in all long-term incentive compensation programs for key executives and benefit plans at levels commensurate with his opportunity to participate in such plans immediately prior to the closing of the Merger, or, if better, at the level made available to him or other similarly situated officers at any time thereafter, (4) receive vacation and fringe benefits at a level commensurate with his benefits immediately prior to the closing of the Merger, or, if better, at the level made available to him or other similarly situated officers at any time thereafter, (5) be provided an office and support staff at a level commensurate with the level provided to other similarly situated officers or, if better, the level provided to him immediately prior to the closing of the Merger, (6) receive expense reimbursement in accordance with the policies and procedures of Wabtec in effect immediately prior to the closing of the Merger, or, if better, the policies and procedures in effect after the closing of the Merger, and (7) be indemnified for claims arising from or out of his performance as an officer, director or employee of Wabtec or any of its subsidiaries, or in any other capacity while serving at the request of Wabtec, to the maximum extent permitted by applicable law and Wabtec’s governing documents. Wabtec is also required to maintain existing or comparable insurance policies covering such matters and, in any event, provide a level of protection that is no less than that afforded under Wabtec’s governing documents in effect immediately prior to the closing of the Merger.

Termination Other than for Cause/Resignation for Good Reason. If, during the Protection Period, the executive officer’s employment is terminated by Wabtec other than for cause, as defined in the Continuation Agreement, or the executive officer terminates his employment for “good reason,” as defined in the Continuation Agreement, the executive officer will receive severance payments and benefits equal to (1) a cash amount of two times the sum of his then-current annual base salary and target cash bonus amount for the year immediately prior to the closing of the Merger and (2) any vested benefits under Wabtec’s benefit plans, including accrued but unpaid vacation. The executive officer will also be entitled to continue participation in all of Wabtec’s employee and executive welfare and fringe benefit plans until the earlier of the 24-month anniversary of the termination date and the date the executive officer becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer.

Receipt of severance payments and benefits under the Continuation Agreements is subject to standard confidentiality and other restrictive covenants, including restrictions for a period of one year following termination of the executive officer’s employment on soliciting business or employees away from Wabtec or providing any services that compete with the Wabtec business.

The Continuation Agreements provide that if the payments and benefits to each executive officer would be subject to an excise tax on “excess parachute payments” by reason of Sections 4999 and 280G of the Code, the payments and benefits under the Continuation Agreement will be reduced to the extent necessary to prevent any portion of the executive officer’s payments and benefits from becoming subject to such excise tax, but only if, by reason of that reduction, the net after-tax benefit received by the executive officer exceeds the net after-tax benefit that the executive officer would receive if no reduction was made. In addition, each Continuation Agreement provides that Wabtec will pay the executive officer’s costs, including reasonable attorneys’ fees and expenses, in asserting any claim in any contest as to the validity, enforceability or interpretation of the Continuation Agreement if the executive officer is the prevailing party.

The following table sets forth the cash severance payments and estimated value of the welfare and fringe benefits that each executive officer party to a Continuation Agreement would receive, assuming the closing date of the Merger occurred on January 1, 2019 and that each executive officer experienced a qualifying termination of employment immediately after the closing of the Merger. The following table does not take into account any reduction in payments or benefits that may apply to avoid the excise tax by reason of Sections 4999 and 280G of the Code.

Name	Cash Severance Payment ($)(1)	Welfare and Fringe Benefit Value ($)(2)	Total Value ($)
Raymond T. Betler	5,000,000	22,800	5,022,800
Patrick D. Dugan	2,340,000	22,800	2,362,800
David L. DeNinno	1,955,000	22,800	1,977,800
Scott E. Wahlstrom	1,312,000	22,800	1,334,800
Albert J. Neupaver	2,800,000	22,800	2,822,800
2 Other Executive Officers	1,470,000	45,600	1,515,600
(1)	Two times the sum of (1) the executive officer’s annual base salary and (2) the target bonus amount for the executive officer for 2018, based on the assumptions described above, to be paid in cash in a single lump sum 30 days following the date of termination.
(2)	Reflects the value of 24 months of continued welfare and fringe benefits pursuant to the Continuation Agreements, based on the full premium costs of such benefits.

Potential Change of Control. If, after the occurrence of a “potential change of control,” as defined in the Continuation Agreements, and prior to the consummation of a change of control, (1) an executive officer’s employment is terminated by Wabtec other than for cause or by the executive officer for good reason or Wabtec terminates the Continuation Agreement and (2) a change of control, which also constitutes certain changes in ownership or effective control under Section 409A of the Code, occurs within one year of such termination, the executive officer is deemed for purposes of determining the executive officer’s rights under the Continuation Agreement to have remained employed by Wabtec until the change of control and to have been terminated by Wabtec without cause immediately after the change of control. Each of the executive officers party to a Continuation Agreement would become entitled to receive the amounts described in the table above in those circumstances.

Severance Arrangement with Paul Overby

Paul Overby, one of Wabtec’s executive officers, would, upon elimination of his job, be provided with a minimum amount of severance equal to six months of his then-current base salary. Assuming such a qualifying termination of employment occurred on January 1, 2019, the aggregate value of the severance payments payable to Mr. Overby would equal $125,000. Mr. Overby has not entered into an employment continuation agreement with Wabtec.

Employment Agreement with Mr. Rambaud-Measson

Wabtec entered into an employment agreement with Mr. Rambaud-Measson, a named executive officer, in connection with the closing of Wabtec’s acquisition of Faiveley Transport in 2016. The employment agreement with Mr. Rambaud-Measson provides for an initial term of four years, during which Mr. Rambaud-Measson will serve as Executive Vice President of Wabtec and President and Chief Executive Officer of Faiveley, with such duties and responsibilities as are commensurate with such position.

During the employment period, Mr. Rambaud-Measson (1) will receive an annual base salary of €668,000, (2) will be eligible for an annual cash bonus at a target equal to 100% of annual base salary and a maximum of 225% of target, (3) received a grant of Wabtec Restricted Stock Units in connection with the Faiveley Transport acquisition in an amount equal to $1,425,000, which Restricted Stock Units vest over four years and are settled in shares of Wabtec common stock, (4) will be entitled to receive an annual grant of Wabtec Restricted Stock Units with a grant date value of at least €800,000 during each year of the employment period commencing in the first calendar quarter of 2017, (5) will be entitled to receive an annual grant of Wabtec Performance Units with a target grant date value of at least €800,000 and a three-year performance period, (6) will be eligible to participate in welfare and other benefit plans as are in effect for senior executives of Wabtec generally, provided that such benefits are at least as favorable as those provided by Faiveley, (7) will receive paid vacation of five weeks per calendar year, (8) will receive expense reimbursement for all reasonable, documented business expenses, and (9) will be indemnified to the maximum extent permitted under applicable law for acts taken within the scope of his employment and his service as an officer or director of Wabtec or any of its subsidiaries or affiliates. To the extent Wabtec maintains insurance policies covering such matters, Mr. Rambaud-Measson will be entitled to such coverage on a basis no less favorable than coverage provided to any other Wabtec officer or director.

Termination Other than for Cause/Resignation for Good Reason. If Mr. Rambaud-Measson’s employment is terminated by Wabtec other than for “cause,” death, or “disability” or by Mr. Rambaud-Measson for “good reason,” in each case as defined in the employment agreement, Mr. Rambaud-Measson will receive severance payments equal to (1) a lump-sum cash payment of two times his then-current annual base salary and two times his target bonus for the year of termination, (2) a payment of the pro rata portion of his annual bonus payable for the year in which he was terminated based on the satisfaction of applicable performance targets and payable in a lump sum at such time as bonuses are paid to other senior executives of Wabtec and (3) a pro rata portion of his Wabtec Performance Units outstanding at the time of his termination that he would have earned if he had remained employed until the end of the applicable performance period, which will be settled in shares of Wabtec common stock at such time (as such awards are generally settled for senior executives of Wabtec). Payments described in clauses (1) through (3) are subject to the execution of a release by Mr. Rambaud-Measson. Assuming Mr. Rambaud-Measson’s employment was terminated by Wabtec other than for cause or by himself for good reason on January 1, 2019, the value of the cash severance payments payable to Mr. Rambaud-Measson would have been $3,600,000, which does not include the value of a pro rata portion of outstanding Wabtec Performance Units because those are expected to vest in full upon the closing of the Merger. See the section entitled “The Transactions—Interests of Wabtec’s Directors and Executive Officers in the Transactions—Outstanding Stock Awards” for a description and quantification of Mr. Rambaud-Measson’s Wabtec Performance Units that will vest in connection with the Merger.

Golden Parachute Compensation

The table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of change-in-control compensation to which Wabtec directors and executive officers could become entitled that is based on or otherwise relates to the Merger. The amounts shown are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the Merger. These amounts do not take into account any reduction in payment of benefits that may be imposed with respect to any so-called “golden parachute payments” under Section 280G of the Code. None of the named executive officers are entitled to a “gross-up” payment with respect to any such “golden parachute payment.” The executive officers may take certain actions to reduce excise tax exposure by reason of Sections 4999 and 280G of the Code, which may include waiving vesting acceleration with respect to a portion of their incentive equity.

For purposes of calculating the amounts in the table below, the following assumptions were used solely for purposes of the disclosure in this section:

•	The relevant price per share of Wabtec common stock is the Assumed Wabtec Stock Price;
•	The closing of the Merger occurs on January 1, 2019;
•	The Merger constitutes a Section 11 Event under the terms of Wabtec’s 2011 Stock Incentive Plan; and
•	Each named executive officer of Wabtec experiences a qualifying termination of employment (termination by Wabtec without “cause” or resignation by the named executive officer for “good reason”, as such terms are defined in the Continuation Agreements or Mr. Rambaud-Measson’s employment agreement, as applicable) immediately following the assumed closing of the Merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Raymond T. Betler	5,000,000	16,138,594	22,800	21,161,394
Patrick D. Dugan	2,340,000	7,032,864	22,800	9,395,664
Stéphane Rambaud-Measson	3,600,000	8,656,994	—	12,256,994
David L. DeNinno	1,955,000	6,409,384	22,800	8,387,184
Scott E. Wahlstrom	1,312,000	3,213,534	22,800	4,548,334
Albert J. Neupaver	2,800,000	13,554,975	22,800	16,377,775
(1)	Cash. The amounts in this column represent the cash severance payments to which the named executive officers would be entitled under the employment agreement for Mr. Rambaud-Measson and under the Continuation Agreements for Mr. Betler, Mr. Dugan, Mr. DeNinno, Mr. Wahlstrom and Mr. Neupaver, in each case, as described above. Mr. Rambaud-Measson becomes entitled to the severance amounts listed here upon a qualifying termination of employment during the term of his employment agreement. The Continuation Agreements provide for double-trigger payments upon a qualifying termination of employment that occurs within the 24-month period following a change of control. The estimated amount of each such payment is shown in the following table, with maximum achievements assumed for amounts based on actual performance.
Named Executive Officer	Base Salary ($)	Target Annual Bonus ($)	Pro Rata Bonus Payment ($)	Total ($)
Raymond T. Betler	2,500,000	2,500,000	—	5,000,000
Patrick D. Dugan	1,300,000	1,040,000	—	2,340,000
Stéphane Rambaud-Measson	1,800,000	1,800,000	—	3,600,000
David L. DeNinno	1,150,000	805,000	—	1,955,000
Scott E. Wahlstrom	820,000	492,000	—	1,312,000
Albert J. Neupaver	1,400,000	1,400,000	—	2,800,000
(2)	Equity. The amounts in this column include unvested Wabtec equity awards, the vesting of which is expected to accelerate in connection with the closing of the Merger on a single-trigger basis, in each case, as described above. The amounts in this column for the unvested and accelerated Wabtec Options (1) disregard Wabtec Options that have an exercise price per share greater than the Assumed Wabtec Stock Price, and (2) do not reflect any taxes payable by the option holders. The following table sets forth the estimated value by type of equity award:
Named Executive Officer	Unvested Wabtec Options ($)	Unvested Shares of Wabtec Restricted Stock ($)	Unvested Wabtec Restricted Stock Units ($)	Unvested Wabtec Performance Units ($)	Total ($)
Raymond T. Betler	748,145	4,130,329		11,260,120	16,138,594
Patrick D. Dugan	262,231	2,693,693	—	4,076,940	7,032,864
Stéphane Rambaud- Measson	—	—	3,415,214	5,241,780	8,656,994
David L. DeNinno	216,318	2,892,686	—	3,300,380	6,409,384
Scott E. Wahlstrom	122,825	1,226,965	—	1,863,744	3,213,534
Albert J. Neupaver	443,245	3,793,010	—	9,318,720	13,554,975
(3)	Perquisites/Benefits. The amounts in this column represent the estimated value of 24 months of continued health and welfare benefits provided pursuant to the Continuation Agreements, which provide double-trigger benefits, based on the full premium costs of such benefits. The estimated values of these benefits is $22,800 for each of Mr. Betler, Mr. Dugan, Mr. DeNinno, Mr. Wahlstrom and Mr. Neupaver. These named executive officers would become entitled to these amounts under the Continuation Agreements upon a qualifying termination of employment that occurs within the 24-month period following the closing of the Merger. In accordance with applicable SEC rules, the estimated value of health and welfare benefits was calculated based on the same assumptions used for financial reporting purposes. Each Continuation Agreement contains standard confidentiality and other restrictive covenants, including non-solicitation and non-competition covenants for a period of one year following termination of the executive’s employment. Mr. Rambaud-Measson is not entitled to any continued health or welfare benefits under the terms of his employment agreement.

Accounting Treatment and Considerations

Accounting Standard Codification 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Wabtec, in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

Issuance of equity by Wabtec. Wabtec expects to issue approximately 95.1 million shares of Wabtec common stock in the Merger.

Incurrence of debt by Wabtec. Approximately $2.885 billion of indebtedness is expected to be incurred in connection with the Transactions to fund the Direct Sale and the payment of the consideration payable in respect of the shares of SpinCo Class B preferred stock that will be held by GE immediately prior to the Merger. Following the consummation of the Transactions, it is expected that post-Transaction GE Transportation will be owned by Wabtec through SpinCo, which will be a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE) and will hold the SpinCo Business, and Direct Sale Purchaser, which will also be a wholly owned subsidiary of Wabtec and will hold the assets, potentially including the equity interests in certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, acquired in the Direct Sale and the liabilities assumed in the Direct Sale. Nevertheless, because of the significant assets and operations represented by GE Transportation, Wabtec expects that following the consummation of the Transaction, SpinCo, Direct Sale Purchaser, and/or other entities through which GE Transportation is owned and operated may be required to become guarantors of the indebtedness of the Borrowers under the Credit Agreement, the New Wabtec Notes and Wabtec’s existing senior unsecured notes.

The relative voting interests of Wabtec stockholders after the consummation of the Transactions. In this case and calculated on a fully-diluted, as-converted and as-exercised basis as of December 31, 2018, GE and Spin-Off record date holders of GE common stock will collectively hold approximately 49.2% (including with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) of the common stock ownership and associated voting rights (except that the Wabtec convertible preferred stock will be non-voting prior to conversion) in Wabtec after the consummation of the Transactions and approximately 50.8% of the outstanding shares of Wabtec common stock will be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also retain 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

The composition of the governing body of Wabtec after the consummation of the Transactions. The Wabtec Board currently consists of 12 directors. In connection with the Transactions, the size of the Wabtec Board will be increased to include three additional directors, each of whom is required to be independent as defined in the listing standards of the NYSE, to be designated as nominees by GE (subject to the nominees being reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board), effective at the time of closing of the Merger. The Merger Agreement provides that, at the direction of GE, the GE designees will be assigned among the Wabtec Board’s classes of directors so that one GE designee is appointed to the class of directors that is up for reelection at each of the first three annual meetings of Wabtec stockholders that occurs after the closing of the Merger. Additionally, in certain circumstances (see “The Merger Agreement – Post-Closing Wabtec Board of Directors and Officers”), the Wabtec Board will take all actions necessary to include the GE designee up for reelection at the first annual meeting of Wabtec stockholders that occurs after the closing of the Merger as nominee for the Wabtec Board at such annual meeting, to recommend that Wabtec stockholders vote in favor of the GE designee and to support the election of the GE designee at such annual meeting.

The composition of the senior management of Wabtec after the consummation of the Transactions. The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment.

Wabtec management has determined that Wabtec will be the accounting acquiror in the Merger based on the facts and circumstances outlined above and the analysis of the relevant GAAP guidance. Consequently, Wabtec will apply acquisition accounting to the assets and liabilities of GE Transportation acquired or assumed upon the consummation of the Direct Sale and the Merger. The historical financial statements of Wabtec for periods ended prior to the consummation of the Merger will reflect only the operations and financial condition of Wabtec. Subsequent to the consummation of the Merger, the financial statements of Wabtec will include the combined operations and financial condition of Wabtec and GE Transportation.

Regulatory Approvals

Under the HSR Act, the parties must file pre-merger notifications with the FTC and the DOJ and observe specified waiting periods before consummating the Merger. Wabtec and GE each filed the requisite notification and report forms with the FTC and the DOJ on June 22, 2018. The DOJ has closed its review of the Transactions, and the waiting period under the HSR Act has expired. In addition, the parties have agreed to take, make or obtain all material actions by, consents or approvals of, or in respect of or filings with any governmental authority required to permit the consummation of the Merger, including the governmental authorizations to be sought in Austria, Brazil, Canada, Germany, Kazakhstan, Mexico, Pakistan, Russia, South Africa and Ukraine. The parties have obtained clearance from Austria, Brazil (subject to a statutory appeal period that expires on January 29, 2019), Canada, Germany, Kazakhstan, Mexico, Pakistan, Russia, South Africa and Ukraine.

Federal Securities Law Consequences; Resale Restriction

Wabtec common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of Wabtec common stock issued to any person who may be deemed to be an “affiliate” of Wabtec under the Securities Act.

No Appraisal or Dissenters’ Rights

None of the stockholders of Wabtec, Merger Sub, Direct Sale Purchaser, GE or SpinCo will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO GE STOCKHOLDERS

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income and estate tax consequences of the Distribution and the Merger to “U.S. Holders” and “non-U.S. Holders” (each as defined below) of GE common stock. This discussion addresses only the U.S. federal income tax considerations applicable to beneficial owners that hold GE common stock as capital assets (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to certain stockholders in light of their particular circumstances, including alternative minimum tax consequences or the effects of Section 451(b) of the Internal Revenue Code of 1986 (the “Code”), as revised by the 2017 legislation known as the “Tax Cuts and Jobs Act,” and differing tax consequences applicable to stockholders subject to special tax rules, such as:

•	certain financial institutions;
•	insurance companies;
•	real estate investment trusts or regulated investment companies;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•	tax-exempt entities, including any “individual retirement account” or “Roth IRA”;
•	persons that hold shares of GE common stock as part of a “straddle,” hedge, integrated transaction or similar transactions;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	former citizens or residents of the United States;
•	individuals who received shares of GE common stock upon the exercise of employee stock options or otherwise as compensation;
•	stockholders that acquire or sell shares of GE common stock in the “ex-distribution” market;
•	U.S. Holders the “functional currency” of which is not the U.S. dollar; or
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds GE common stock, the U.S. federal income tax treatment of a partner of the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding GE common stock are encouraged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Distribution and the Merger to their specific circumstances.

This discussion is based on the Code, final, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, all as of the date hereof, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the potential application of the Medicare contribution tax or discuss any aspects of state, local or non-U.S. taxation, or any U.S. federal tax considerations other than income and estate taxation.

Determining the actual tax consequences of the Distribution and the Merger to a particular holder of GE common stock will depend on the holder’s specific situation and on factors that are not within GE’s control. Beneficial owners of GE common stock should consult their own tax advisors as to the particular tax consequences of the Distribution and the Merger to them, including the application and effect of U.S. federal, state, local, and foreign tax laws.

No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of those summarized below.

Tax Consequences of the Distribution to U.S. Holders

This section applies to you if you are a U.S. Holder. You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of GE common stock that is:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States or any state therein, or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treatment of SpinCo Common Stock Received in the Distribution

The fair market value of SpinCo common stock that you receive in the Distribution will be treated as a taxable distribution to you with respect to your GE common stock. The distribution will be treated as a dividend to the extent paid out of GE’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that any portion of the distribution you receive exceeds your share of GE’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in your GE common stock (and will reduce your basis in such common stock), and, to the extent such portion exceeds your tax basis in your GE common stock, the excess will be treated as capital gain from the sale or exchange of your GE common stock. In either case, the aggregate tax basis of the SpinCo common stock you receive will initially be equal to the fair market value of such SpinCo common stock at the time of receipt. You should expect that the entire amount you receive pursuant to the Distribution will be taxed as a dividend and will not effect a tax-free return of capital or be subject to capital gain treatment.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. To the extent that SpinCo common stock received in the Distribution is treated as a dividend to a corporate U.S. Holder, it (i) generally will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) generally may be subject to the “extraordinary dividend” provisions of the Code (which could cause a reduction in the tax basis of such U.S. Holder’s shares and cause such U.S. Holder to recognize capital gain).

Tax Consequences of the Merger to U.S. Holders

If you are a U.S. Holder, you generally will recognize taxable gain or loss equal to the difference between the fair market value of the Wabtec common stock (increased by any cash in respect of fractional shares of Wabtec common stock) received pursuant to the Merger and your adjusted tax basis in the exchanged SpinCo common stock. Any gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Tax Consequences of the Distribution to Non-U.S. Holders

This section applies to you if you are a non-U.S. Holder. You are a “non-U.S. Holder” if you are a beneficial owner of GE common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

As used herein, the term “non-U.S. Holder” does not include a beneficial owner who is an individual present in the United States for 183 days or more in the taxable year of disposition of GE common stock and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a stockholder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the Distribution and the Merger.

Treatment of SpinCo Common Stock Received in the Distribution

The entire fair market value of the SpinCo common stock received by you in the Distribution (including any amount withheld, as discussed below) will be treated as a taxable distribution by GE with respect to your GE common stock. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale or exchange of GE common stock will be determined in the manner described above under “Tax Consequences of the Distribution to U.S. Holders— Treatment of SpinCo Common Stock Received in the Distribution.” Except as described in the following paragraphs and as further discussed below under “—Withholding in the Distribution with respect to Non-U.S. Holders,” to the extent that amounts received by you are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). To obtain a reduced rate of withholding under an income tax treaty, you must provide a properly executed IRS Form W-8BEN or W-8BEN-E certifying, under penalties of perjury, that you are a non-U.S. person and that dividends received by you are subject to a reduced rate of withholding under an applicable income tax treaty. You should consult your tax advisor regarding your entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.

Amounts treated as dividends that are effectively connected with your conduct of a trade or business within the United States (and, if a treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by you in the United States) are not subject to U.S. federal withholding tax but instead generally are subject to U.S. federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from U.S. federal withholding tax with respect to dividends that are effectively connected with your conduct of a trade or business within the United States, you must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that you are a non-U.S. person and the dividends are effectively connected with the conduct of your trade or business within the United States and includible in your gross income. In addition, if you are a corporation, you may be subject to a branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty), on dividends effectively connected with your conduct of a trade or business within the United States, subject to certain adjustments.

Withholding in the Distribution with respect to Non-U.S. Holders

Because it may not be known at the time of the Distribution whether the SpinCo common stock you receive in the Distribution is paid out of GE’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, you should expect the applicable withholding agent to treat such payment as a dividend distribution for withholding purposes. Accordingly, you should expect to be subject to withholding at a rate of 30% of the fair market value of the SpinCo common stock you receive, unless you establish an entitlement to an exemption or a reduced rate of withholding by timely completing, under penalties of perjury, the applicable IRS Form W-8 as discussed above. If you are subject to U.S. federal income tax withholding, backup withholding or FATCA withholding on all or any portion of the SpinCo common stock you receive in the Distribution, then the applicable withholding agent will generally be required to withhold the appropriate amount even though there is insufficient cash from which to satisfy its withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the Wabtec common stock that you would otherwise receive in the Merger, and you may bear brokerage or other costs for this withholding procedure. To the extent you hold GE common stock in a United States brokerage account or otherwise through a United States broker, dealer, commercial bank, trust company, or other nominee, you are urged to consult such United States broker or other nominee and their tax advisors to determine the particular withholding procedures that will be applicable to them.

You may be eligible to obtain a refund of all or a portion of any United States federal tax withheld if you are entitled to a reduced rate of withholding pursuant to any applicable income tax treaty and a higher rate was withheld.

You should consult your tax advisor regarding the U.S. federal income tax consequences of the Distribution, including the application of U.S. federal income tax withholding rules, eligibility for a reduction of or an exemption from withholding tax, and the refund procedure, as well as the applicability and effect of state, local, foreign and other tax laws and treaties.

Tax Consequences of the Merger to Non-U.S. Holders

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Legislation,” if you are a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on gain recognized by you in the Merger unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if a treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by you in the United States); or
•	SpinCo is or has been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and certain conditions are met.

GE believes that SpinCo is not, and does not anticipate SpinCo becoming, a United States real property holding corporation.

If you are described in the first bullet point above, you will be required to pay U.S. federal income tax on the net gain derived from the disposition generally in the same manner as if you were a U.S. Holder, and, if you are a corporation, an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) may apply to any effectively connected earnings and profits.

Tax Consequences to Non-U.S. Holders of Owning Wabtec Common Stock

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of Wabtec common stock acquired in the Merger by a non-U.S. Holder that does not own, and has not owned, actually or constructively, more than 5% of Wabtec common stock.

Dividends. Distributions of cash or other property in respect of Wabtec common stock will be treated as a dividend to the extent paid out of Wabtec’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend will be includible in your gross income without reduction for the tax basis of your Wabtec common stock, and no current loss will be recognized. To the extent that any portion of the distribution you receive exceeds your share of Wabtec’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in your Wabtec common stock (and will reduce your basis in such common stock), and, to the extent such portion exceeds your tax basis in your Wabtec common stock, the excess will be treated as capital gain from the sale or exchange of your Wabtec common stock.

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of Wabtec common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Wabtec Common Stock. Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Legislation,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of Wabtec common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if a treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by you in the United States); or

•	Wabtec is or has been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and Wabtec common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you recognize gain on a sale or other disposition of Wabtec common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of Wabtec common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Federal Estate Tax. Individual non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, Wabtec common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with amounts treated as dividends on GE common stock (including the Distribution, if so treated) or Wabtec common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of Wabtec common stock. In addition, you may be subject to backup withholding on payments on GE common stock, including the Distribution, or Wabtec common stock, or on the proceeds from a sale or other disposition of Wabtec common stock, unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. To prevent such backup withholding, each non-corporate stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the applicable withholding agent of the stockholder’s taxpayer identification number (employer identification number or social security number) and provide certain other information by completing, under penalties of perjury, an IRS Form W-9. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a $50 penalty imposed by the IRS.

Certain “exempt” recipients (including, among others, generally all corporations and certain non-U.S. Holders) are not subject to these backup withholding requirements. For a non-U.S. Holder to qualify for such exemption, such non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8), signed under penalties of perjury, attesting to such non-U.S. Holder’s exempt status.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

FATCA Legislation

Under Sections 1471 through 1474 of the Code, commonly referred to as “FATCA,” and related administrative guidance, a U.S. federal withholding tax of 30% generally will be imposed on dividends on GE common stock (including the Distribution, if so treated) or Wabtec common stock and the gross proceeds of a disposition of SpinCo common stock in the Merger or Wabtec common stock (although a recently proposed regulation, which states that taxpayers may rely on it, provides that no such withholding on gross proceeds will be required) that are paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other foreign entities unless various United States information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been met, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8). Distributions on Wabtec common stock received in the Merger and, as discussed above, the SpinCo common stock received in the Distribution may be (or be treated by the applicable withholding agent as) a dividend for U.S. federal income tax purposes. Accordingly, such amounts may also be subject to withholding under FATCA if such requirements are not met. In such case, any withholding under FATCA may be credited against, and therefore reduce, any 30% withholding tax on dividend distributions as discussed above. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are urged to consult their tax advisors regarding the possible implications of these rules.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL THE POTENTIAL TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER. EACH HOLDER OF GE COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference in this Prospectus. GE stockholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide GE stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information included in this document. It is not intended to provide any other factual information about Wabtec, Merger Sub, GE or SpinCo. Information about Wabtec, Merger Sub, GE and SpinCo can be found elsewhere in this Prospectus and in the documents incorporated by reference into this Prospectus. See also “Where You Can Find More Information; Incorporation by Reference.”

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into SpinCo. As a result of the Merger, the separate existence of Merger Sub will cease and SpinCo will continue as the surviving corporation and as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). From and after the effective time of the Merger, the surviving corporation will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of SpinCo and Merger Sub, all as provided under the DGCL. The certificate of incorporation and bylaws of Merger Sub in effect at the effective time of the Merger will be the certificate of incorporation and bylaws of the surviving corporation until amended in accordance with applicable law, except the name of the surviving corporation will be as Wabtec may determine.

Under the terms of the Merger Agreement, from and after the effective time of the Merger until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Sub at the effective time of the Merger will be the directors of the surviving corporation and (ii) the officers of SpinCo at the effective time of the Merger will be the officers of the surviving corporation.

Closing; Effective Time

Under the terms of the Merger Agreement, subject to the satisfaction or waiver of the conditions precedent to the Merger (other than those to be satisfied at closing, but subject to their satisfaction), the closing of the Merger will take place on the Distribution Date (which is required to occur no later than 10 calendar days after the registration statements become effective (unless the 10th day falls on a day other than a Business Day, in which case the Distribution Date will be the immediately following Business Day)) or on such other date as GE and Wabtec may mutually agree. At the closing, SpinCo and Merger Sub will file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as the parties may agree and as is specified in the certificate of merger).

Merger Consideration

The Merger Agreement provides that, (i) immediately prior to the closing of the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the shares of SpinCo Class B preferred stock and (ii) at the effective time of the Merger, by virtue of the Merger and without any action on the part of Wabtec, Merger Sub, SpinCo or the holders of shares of SpinCo common stock, (A) each share of SpinCo common stock outstanding immediately prior to the effective time of the Merger (except shares of SpinCo common stock held by SpinCo or Wabtec, which will be cancelled) will be converted into the right to receive a number of fully paid and non-assessable shares of Wabtec common stock equal to the common stock exchange ratio in the Merger Agreement, (B) each share of SpinCo Class A preferred stock outstanding immediately prior to the effective time of the Merger will remain outstanding as one share of Class A preferred stock of the surviving corporation having the same terms as such SpinCo Class A preferred stock, (C) each share of SpinCo Class B preferred stock outstanding immediately prior to the effective time of the Merger will remain outstanding as one share of Class B preferred stock of the surviving corporation having the same terms as such SpinCo Class B preferred stock and (D) the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock such that GE will directly hold 9.9% of the shares of Wabtec common stock outstanding immediately following the Merger on a fully-diluted, as-converted and as-exercised basis (which percentage does not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible).

Upon consummation of the Merger, Wabtec will issue (1) to GE and Spin-Off record date holders of GE common stock a number of shares of Wabtec common stock and (2) to GE a number of shares of Wabtec convertible preferred stock such that, together, GE and Spin-Off record date holders of GE common stock hold the total merger shares, which will be equal to (i) the product of (A) the outstanding shares of Wabtec common stock on a fully-diluted, as converted and as exercised basis immediately prior to consummation of the Merger multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9% minus (ii) 3.3 million.

In the Merger, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement. The common stock exchange ratio will be determined prior to the closing of the Merger based on the number of shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of SpinCo common stock, on the other hand, in each case outstanding immediately prior to the effective time of the Merger, such that the GE stockholder portion of the total merger shares will be equal to the total merger shares minus the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock) of the fully-diluted pro forma Wabtec shares held by GE. As described in the Merger Agreement, the common stock exchange ratio equals the quotient of (i) the GE stockholder portion of the total merger shares divided by (ii) the number of shares of SpinCo common stock outstanding immediately prior to the effective time of the Merger. The common stock exchange ratio will be rounded to the sixth decimal point.

For example, solely for illustrative purposes, assume there are 98,002,827 shares of Wabtec common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted, as-converted and as-exercised basis, which is the number of shares of Wabtec common stock outstanding as of December 31, 2018 on that basis. The total merger shares would equal the product of (A) 98,002,827 multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9% minus (ii) 3.3 million, or 95,095,624 shares of Wabtec common stock. In order for holders of SpinCo common stock to own shares of Wabtec common stock representing the GE stockholder portion of the total merger shares, Wabtec would have to issue to holders of the outstanding shares of SpinCo common stock 47,014,110 shares of Wabtec common stock, which is equal to 95,095,624 (which is the total merger shares) minus 48,081,514 (which is the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock) of Wabtec common stock on a fully-diluted, as converted and as exercised basis pro forma for the issuance of the total merger shares held by GE). Under these assumptions, the common stock exchange ratio would equal 0.005404. The actual common stock exchange ratio will depend on the aggregate number of shares of Wabtec common stock outstanding on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the Merger.

No fractional shares of Wabtec common stock will be issued pursuant to the Merger. All fractional shares of Wabtec common stock that a holder of shares of SpinCo common stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the exchange agent, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise at then-prevailing market prices no later than five business days after the Distribution. The exchange agent will pay the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and conveyance and similar taxes, on a pro rata basis, without interest, as soon as practicable to the holders of shares of SpinCo common stock that would otherwise be entitled to receive such fractional shares of Wabtec common stock pursuant to the Merger.

The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable withholding taxes as described below under “—Withholding Rights.”

Distribution of Per Share Merger Consideration

GE has designated Equiniti Group plc to act as exchange agent for the benefit of the holders of SpinCo common stock. Prior to the effective time of the Merger, Wabtec will deposit or cause to be deposited with the exchange agent, for the benefit of holders of shares of SpinCo common stock, for exchange in accordance with the provisions of the Merger Agreement promptly after the effective time of the Merger, book-entry shares of Wabtec common stock representing the merger consideration issuable to holders of shares of SpinCo common stock as of the effective time of the Merger.

At the effective time of the Merger, all issued and outstanding shares of SpinCo common stock will be converted into the right to receive shares of Wabtec common stock as described above under “—Merger Consideration.” As promptly as practicable thereafter, Wabtec will cause the exchange agent to distribute the shares of Wabtec common stock into which the shares of SpinCo common stock have been converted pursuant to the Merger, which, in the case of shares of SpinCo common stock distributed in the Distribution, will be distributed on the same basis as shares of SpinCo common stock were distributed in the Distribution and to the persons who received shares of SpinCo common stock in the Distribution. Each holder of shares of SpinCo common stock will be entitled to receive in respect of the shares of SpinCo common stock held by such person a book-entry authorization representing the number of whole shares of Wabtec common stock that such holder has the right to receive pursuant to the Merger (and cash in lieu of fractional shares of Wabtec common stock as described above under “—Merger Consideration”, together with any dividends or distributions and other amounts as described below under “—Distributions With Respect to Shares of Wabtec Common Stock after the Effective Time of the Merger”).

Distributions With Respect to Shares of Wabtec Common Stock after the Effective Time of the Merger

Subject to the following sentence, no dividends or other distributions declared after the effective time of the Merger with respect to Wabtec common stock will be paid with respect to any shares of Wabtec common stock that are not able to be distributed by the exchange agent promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of abandoned property, escheat, tax or other applicable laws, following the distribution of any such previously undistributed shares of Wabtec common stock, the record holder of such shares of Wabtec common stock will be paid, without interest:

•	at the time of the distribution, the amount of cash payable in lieu of fractional shares of Wabtec common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger paid before that time with respect to such whole shares of Wabtec common stock; and
•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such whole shares of Wabtec common stock and a payment date subsequent to the distribution of such whole shares of Wabtec common stock.

Wabtec is required under the Merger Agreement to deposit all such amounts with the exchange agent.

Termination of the Exchange Fund; No Liability

Any portion of the amounts deposited with the exchange agent under the Merger Agreement that remains undistributed to the former SpinCo stockholders on the one-year anniversary of the effective time of the Merger will be delivered to Wabtec upon demand. Subject to any applicable abandoned property, escheat or similar applicable law, any former SpinCo stockholders who have not received shares of Wabtec common stock (as described above under “—Merger Consideration”) may thereafter look only to Wabtec for the merger consideration to which they are entitled under the Merger Agreement (as described above under “—Merger Consideration”), any cash in lieu of fractional shares of Wabtec common stock to which they may be entitled under the Merger Agreement (as described above under “—Merger Consideration”) or any dividends or other distributions with respect to the Wabtec common stock to which they may be entitled under the Merger Agreement (as described above under “—Distributions With Respect to Shares of Wabtec Common Stock after the Effective Time of the Merger”).

Pursuant to the Merger Agreement, none of Wabtec, GE, SpinCo, Merger Sub, the surviving corporation or the exchange agent will be liable to any person for any merger consideration deposited by Wabtec with the exchange agent (or dividends or distributions with respect to Wabtec common stock) or other cash, in each case delivered to a public official pursuant to any abandoned property, escheat or similar applicable law.

Withholding Rights

Each of the exchange agent, the surviving corporation, Wabtec and Merger Sub are entitled to deduct and withhold from any amounts otherwise payable under the Merger Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the former SpinCo stockholders otherwise entitled to such amounts in respect of which such deduction and withholding was made.

Stock Transfer Books

From and after the effective time of the Merger, the stock transfer books of SpinCo will be closed, and there will be no further registration of transfers of shares of SpinCo common stock after that time on the records of SpinCo.

Post-Closing Wabtec Board of Directors and Officers

The Merger Agreement provides that Wabtec will, and will cause the Wabtec Board to, take all actions necessary to cause three individuals designated by GE to be appointed to the Wabtec Board as of the effective time of the Merger, including by increasing the size of the Wabtec Board and appointing the GE designees to fill the vacancies. Each of the GE designees will qualify as an “independent director” under the rules of the NYSE and will be reasonably acceptable to the Nomination and Corporate Governance Committee of the Wabtec Board.

At the direction of GE, (i) one of the GE designees selected by GE will be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec stockholders that occurs after the effective time of the Merger, (ii) one of the GE designees selected by GE will be assigned to the class of directors that is up for reelection at the second annual meeting of Wabtec stockholders that occurs after the effective time of the Merger, and (iii) one of the GE designees selected by GE will be assigned to the class of directors that is up for reelection at the third annual meeting of Wabtec stockholders that occurs after the effective time of the Merger.

If the effective time of the Merger occurs within six months prior to the date of the 2019 annual meeting of Wabtec stockholders and prior to the date on which Wabtec commences mailing its proxy statement for the 2019 annual meeting of Wabtec stockholders, then Wabtec will, and will cause the Wabtec Board to, take all actions necessary to (i) nominate for election to the Wabtec Board at the 2019 annual meeting of Wabtec stockholders the GE designee selected by GE to be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec stockholders that occurs after the effective time of the Merger, (ii) recommend that Wabtec stockholders vote in favor of the election of such GE designee to the Wabtec Board and (iii) use no less rigorous efforts to support the election of such GE designee to the Wabtec Board than the efforts used to support the election of each other nominee of the Wabtec Board for election to the Wabtec Board at the 2019 annual meeting of Wabtec stockholders. If the effective time of the Merger occurs after the date on which Wabtec commences mailing its proxy statement for the 2019 annual meeting of Wabtec stockholders and prior to the 2019 annual meeting of Wabtec stockholders, then Wabtec will take all necessary action to cause the GE designee selected by GE to be assigned to the class of directors that is up for reelection at the first annual meeting of Wabtec stockholders that occurs after the effective time of the Merger to be re-appointed to the Wabtec Board as of immediately following the 2019 annual meeting of Wabtec stockholders (and to be re-assigned to the class of directors that was elected at the 2019 annual meeting of Wabtec stockholders).

Stockholders Meeting

Under the terms of the Merger Agreement, Wabtec is required to call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the Share Issuance and Wabtec Charter Amendment as promptly as reasonably practicable following the date on which the SEC clears Wabtec’s proxy statement relating to such stockholders meeting and, if required by the SEC as a condition to the mailing of the proxy statement, the date on which the registration statement of Wabtec registering the shares of Wabtec common stock required for the Share Issuance has been declared effective. Subject to the provisions of the Merger Agreement described below under “—Board Recommendation” and “—No Solicitation,” Wabtec agreed to use reasonable best efforts (consistent with the efforts customarily used in transactions of the type contemplated by the Merger Agreement, including engaging a proxy solicitor) to solicit from its stockholders proxies in favor of the approval of the Share Issuance and Wabtec Charter Amendment. At a special meeting held on November 14, 2018, Wabtec stockholders approved the Share Issuance and the Wabtec Charter Amendment.

Representations and Warranties

The Merger Agreement contains representations and warranties that Wabtec has made to GE and SpinCo, on the one hand, and GE has made to Wabtec, on the other hand, as of specific dates. No representations or warranties were made as of any dates other than the dates specified in the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Wabtec and GE in connection with negotiating the terms of the Transactions or contained in other disclosure documentation. Such disclosure documentation may contain information that modifies, qualifies or creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties may be subject to contractual standards of materiality different from those generally applicable to stockholder communications, or may have been used for the purpose of allocating risk among Wabtec and GE. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Wabtec, GE and SpinCo acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to ensure compliance with all applicable securities laws.

The representations and warranties contained in the Merger Agreement relate to, among other things, the following:

•	each party’s and its subsidiaries’ due incorporation, valid existence and good standing;
•	authority to enter into and perform obligations under the Transaction Documents;
•	board and stockholder approvals obtained or required in connection with the Transactions;
•	governmental consents and approvals;
•	absence of conflicts with or violations of governance documents, other obligations or laws;
•	capitalization;
•	subsidiaries;
•	financial statements;
•	accuracy of information supplied for use in this Prospectus and certain other disclosure documents to be filed with the SEC in connection with the Transactions;
•	absence of certain changes or events;
•	absence of undisclosed liabilities;
•	compliance with applicable laws;
•	permits;
•	absence of investigations or litigation;
•	interests in real property;
•	intellectual property matters;
•	tax matters;
•	employment and employee benefits matters;
•	environmental matters;
•	material contracts; and
•	payment of fees to brokers or finders in connection with the Transactions.

Wabtec has also made representations and warranties to GE and SpinCo relating to its filings with the SEC, the Debt Financing (as described in the section of this Prospectus entitled “Debt Financing”), the opinion of Wabtec’s financial advisor (as described in the section of this Prospectus entitled “The Transactions—Opinion of Wabtec’s Financial Advisor”), the required vote of Wabtec stockholders on the transactions contemplated by the Merger Agreement (including the Share Issuance and the Wabtec Charter Amendment), and the absence of any stockholder rights plan, “poison pill,” anti-takeover plan or other similar device.

GE has also made representations and warranties to Wabtec and Merger Sub relating to the sufficiency of, and title to, assets to be contributed to SpinCo or acquired by Direct Sale Purchaser and the operations and purpose of formation of SpinCo.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

The term “material adverse effect,” when used with respect to GE Transportation, is defined in the Merger Agreement to mean any material adverse effect on the business, condition (financial or otherwise) or results of operations of GE Transportation, taken as a whole. With respect to GE Transportation, the term “material adverse effect” does not include any effect resulting from the following matters (except, in the case of the first, second and third bullet points below, to the extent that such effect has a disproportionate effect on GE Transportation, taken as a whole, as compared with other participants in the industries in which GE Transportation operates):

•	changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which GE Transportation operates or applicable law, including the interpretation or enforcement thereof;
•	changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions;
•	changes or conditions generally affecting the industry or segments of the industry in which GE Transportation operates;
•	acts of war, sabotage or terrorism or natural disasters;
•	other than for purposes of certain specified representations and warranties, the announcement or consummation of the Transactions or the identity of Wabtec, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees;
•	any failure by GE Transportation to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change in GE’s stock price or trading volume (except that the underlying cause of, or factors contributing to, such failure or change may be taken into account in determining whether a “material adverse effect” with respect to GE Transportation has occurred, unless such underlying cause or factor would be excluded by any of the above or below bullet points);
•	actions required or expressly contemplated by the Merger Agreement or taken by GE, SpinCo or any of their respective affiliates at the written direction, or with the written consent, of Wabtec; or
•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the transactions contemplated the Merger Agreement.

The term “material adverse effect,” when used with respect to Wabtec, is defined in the Merger Agreement to mean any material adverse effect on the business, condition (financial or otherwise) or results of operations of Wabtec and its subsidiaries, taken as a whole. With respect to Wabtec, the term “material adverse effect” does not include any effect resulting from the following matters (except, in the case of the first, second and third bullet points below, to the extent that such effect has a disproportionate effect on Wabtec and its subsidiaries, taken as a whole, as compared with other participants in the industries in which Wabtec operates):

•	changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which Wabtec and its subsidiaries operate or applicable law, including the interpretation or enforcement thereof;
•	changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions;
•	changes or conditions generally affecting the industry or segments of the industry in which Wabtec and its subsidiaries operate;
•	acts of war, sabotage or terrorism or natural disasters;
•	other than for purposes of certain specified representations and warranties, the announcement or consummation of the Transactions or the identity of GE, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees;

•	any failure by Wabtec to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change in Wabtec’s stock price or trading volume (except that the underlying cause of, or factors contributing to, such failure or change may be taken into account in determining whether a “material adverse effect” with respect to Wabtec has occurred, unless such underlying cause or factor would be excluded by any of the above or below bullet points);
•	actions required or expressly contemplated by the Merger Agreement or taken by Wabtec or any of its affiliates at the written direction, or with the written consent, of GE; or
•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Conduct of Business Pending the Merger

Each of the parties has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the earlier of the closing date of the Merger and the date on which the Merger Agreement is terminated in accordance with its terms as described below under “—Termination.”

In general, GE has agreed that, prior to the effective time of the Merger, except for the Transactions, as required by applicable law or with the prior written consent of Wabtec (which consent may not be unreasonably withheld, conditioned or delayed), and subject to certain other agreed exceptions, it will, and will cause its subsidiaries to, (i) use reasonable best efforts to conduct GE Transportation in the ordinary course, (ii) use reasonable best efforts to preserve intact the business organization of GE Transportation and the relations and goodwill of all material suppliers, material customers, material licensors, and governmental authorities, in each case, with respect to GE Transportation and to keep available the services of the present officers and key employees of GE Transportation, and (iii) manage the working capital of GE Transportation (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business.

In addition, GE has agreed that, prior to the effective time of the Merger, except for the Transactions, as required by applicable law, or with the prior written consent of Wabtec (which consent may not be unreasonably withheld, delayed or conditioned except in the case of the first, second, third and fourth bullet points below, and, insofar as related to any of the foregoing, the last bullet point below), and subject to certain other agreed exceptions, GE will not, and will not permit any of its subsidiaries to, take any of the following actions to the extent relating to GE Transportation:

•	amend the certificate of incorporation, bylaws or similar organizational documents of SpinCo or any Transferred Subsidiary;
•	split, combine or reclassify any shares of capital stock of SpinCo or any Transferred Subsidiary, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock or other ownership interests of SpinCo or any Transferred Subsidiary;
•	issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of capital stock or other ownership interests of SpinCo or any Transferred Subsidiary, other than the issuance, delivery or sale of any shares of capital stock or other ownership interests of any Transferred Subsidiary to SpinCo or any other Transferred Subsidiary;
•	amend any term of any shares of capital stock or other ownership interests of SpinCo or any Transferred Subsidiary;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments, (ii) acquisitions of goods or services in the ordinary course of business, or (iii) acquisitions of assets, securities, properties or interests in an amount not to exceed $10 million individually or $50 million in the aggregate;
•	sell, lease or otherwise transfer any assets, securities, properties, interests or businesses of GE Transportation, other than (i) pursuant to existing contracts or commitments and (ii) sales of inventory or other assets in the ordinary course of business;
•	make any material loans, advances or capital contributions to, or investments in, any other person;

•	incur any indebtedness for borrowed money or guarantees thereof, other than any indebtedness or guarantee incurred in the ordinary course of business;
•	except as required by applicable law, the terms of a GE Transportation employee benefit plan or collective bargaining or other labor agreement as in effect on the date of the Merger Agreement, (i) grant any material severance, retention or termination payment to, or enter into or materially amend any severance, retention, termination, employment, change in control or severance agreement with, any service provider of GE Transportation, (ii) materially increase the compensation or benefits provided to any service provider of GE Transportation, other than in the ordinary course of business based on the normal review cycle (provided that the requirement to be based on the normal review cycle will not apply to any service provider of GE Transportation who reports directly to the Chief Executive Officer of GE Transportation), (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting (except in respect of certain restricted stock unit awards) or payment of any such awards held by, any service provider of GE Transportation, other than in the ordinary course of business based on the normal review cycle (provided that the requirement to be based on the normal review cycle will not apply to any service provider of GE Transportation who reports directly to the Chief Executive Officer of GE Transportation), (iv) hire, or terminate the employment (other than for cause) of, any service provider of GE Transportation who reports directly to the Chief Executive Officer of GE Transportation, or (v) hire any service provider of GE Transportation, other than as permitted under the terms of the Employee Matters Agreement;
•	change the methods of accounting of GE Transportation, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;
•	other than in the ordinary course of business, (i) make any change (or file any such change) in any method of tax accounting or any annual tax accounting period, (ii) make, change or rescind any tax election, (iii) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (iv) file any amended tax return or claim for refund, (v) enter into any closing agreement relating to taxes, or (vi) waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Wabtec, SpinCo or any of their respective subsidiaries;
•	settle, or offer or propose to settle any material claim, action or proceeding involving GE Transportation, other than in the ordinary course of business;
•	fail to use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance against at least such risks and losses as are consistent in all material respects with the past practice of GE Transportation, except to the extent such actions affect similarly situated businesses of GE and its subsidiaries and do not disproportionately affect GE Transportation; or
•	agree or commit to do any of the foregoing.

In addition, from the date of the Merger Agreement until the Distribution, GE will, and will cause each of its subsidiaries to, (i) prepare and timely file all tax returns that it is required to file, (ii) timely pay all taxes that it is required to pay, and (iii) promptly notify Wabtec of any notice of any material claim, action or proceeding before a governmental authority in respect of any tax matters (or any significant developments with respect to ongoing claims, actions, proceedings before a governmental authority in respect of such tax matters), in each case, in respect of SpinCo, GE Transportation, the SpinCo Assets (as defined in the section of this Prospectus titled “The Separation Agreement”), the Direct Sale Assets (as defined in the section of this Prospectus titled “The Separation Agreement”) or any Transferred Subsidiary.

In general, Wabtec has agreed that, prior to the effective time of the Merger, except for the Transactions, as required by applicable law or with the prior written consent of GE (which consent may not be unreasonably withheld, conditioned or delayed), and subject to certain other agreed exceptions, it will, and will cause its subsidiaries to, use reasonable best efforts to (i) conduct the business of Wabtec and its subsidiaries in the ordinary course and (ii) preserve intact the business organization of Wabtec and its subsidiaries, and the relations and goodwill of all material suppliers, material customers, material licensors, and governmental authorities, in each case, with respect to the business of Wabtec and its subsidiaries, and to keep available the services of the present officers and key employees of Wabtec and its subsidiaries.

Furthermore, Wabtec has agreed that, prior to the effective time of the Merger, except as contemplated by the Transactions, as required by applicable law, or with the prior written consent of GE (which consent may not be unreasonably withheld, delayed or conditioned except in the case of the first, second, third and fourth bullet points below, and, insofar as related to any of the foregoing, the last bullet point below), and subject to certain other agreed exceptions, Wabtec will not, and will not permit any of its subsidiaries to, take any of the following actions:

•	amend its certificate of incorporation, bylaws or other similar organizational documents, except for the Wabtec Charter Amendment;
•	(i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly owned subsidiaries and (B) regular quarterly cash dividends by Wabtec with customary record and payment dates on the shares of Wabtec common stock not in excess of $0.12 per share for the quarter ended June 30, 2018 and $0.14 per quarter thereafter, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock or other ownership interests of Wabtec or any of its subsidiaries, other than in connection with the cashless exercise of stock options and any other equity incentives;
•	(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of capital stock or other ownership interests of Wabtec or any of its subsidiaries, other than the issuance, delivery or sale of (A) any shares of Wabtec common stock upon the exercise or settlement of Wabtec stock awards that are outstanding on the date of the Merger Agreement in accordance with the terms of those Wabtec stock awards on the date of the Merger Agreement and (B) any shares of capital stock or other ownership interests of any subsidiary of Wabtec to Wabtec or any other subsidiary of Wabtec or (ii) amend any term of any shares of capital stock or other ownership interests of Wabtec or any of its subsidiaries;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments, (ii) acquisitions of goods or services in the ordinary course of business or (iii) acquisitions of assets, securities, properties or interests in an amount unless it would reasonably be expected to result in Wabtec ceasing to be rated by at least two of the three “ratings agencies” (meaning Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings, Inc.) as “investment grade” (meaning a rating of Baa3 or better by Moody’s Investors Service, Inc., a rating of BBB- or better by Standard & Poor’s Ratings Services, and a rating of BBB- or better by Fitch Ratings, Inc.);
•	sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments and (ii) sales of inventory or other assets in the ordinary course of business;
•	make any material loans, advances or capital contributions to, or investments in, any other person to the extent that any such loan, advance, capital contribution or investment would reasonably be expected, in any material respect, to result in a delay in obtaining, or otherwise adversely affect the ability of the parties to obtain, any antitrust approval or consent necessary to consummate the transactions contemplated by the Merger Agreement;
•	except as required by applicable law, the terms of a Wabtec employee benefit plan or collective bargaining or other labor agreement as in effect on the date of the Merger Agreement, (i) grant any material severance, retention or termination payment to, or enter into or materially amend any severance, retention, termination, employment, change in control or severance agreement with, any service provider of Wabtec who reports directly to the Chief Executive Officer of Wabtec, (ii) materially increase the compensation or benefits provided to any service provider of Wabtec who reports directly to the Chief Executive Officer of Wabtec, other than in the ordinary course of business, or (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any service provider of Wabtec who reports directly to the Chief Executive Officer of Wabtec, other than in the ordinary course of business;

•	change its methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;
•	other than in the ordinary course of business, (i) make any change (or file any such change) in any method of tax accounting or any annual tax accounting period, (ii) make, change or rescind any tax election, (iii) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (iv) file any amended tax return or claim for refund, (v) enter into any closing agreement relating to taxes, or (vi) waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Wabtec, SpinCo or any of their respective subsidiaries;
•	settle, or offer or propose to settle any material claim, action or proceeding before a governmental authority involving or against Wabtec or any of its subsidiaries without first consulting with GE and giving due consideration to GE’s views in respect of such settlement, other than, in the ordinary course of business;
•	fail to use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance against at least such risks and losses as are consistent in all material respects with the past practice of the business of Wabtec and its subsidiaries; or
•	agree or commit to do any of the foregoing.

In addition, from the date of the Merger Agreement until the Distribution, Wabtec will, and will cause each of its subsidiaries to, (i) prepare and timely file all tax returns that it is required to file, (ii) timely pay all taxes (including withholding taxes) that it is required to pay, and (iii) promptly notify GE of any notice of any material claim, action or proceeding before a governmental authority in respect of any tax matters (or any significant developments with respect to ongoing claims, actions or proceedings before a governmental authority in respect of such tax matters).

Tax Matters

Covenants relating to the intended tax treatment of the SpinCo Transfer, the Distribution, the Merger and the Direct Sale are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Other Agreements—Tax Matters Agreement.”

SEC Filings

GE, SpinCo, Wabtec and Merger Sub have agreed to prepare and file with the SEC appropriate documents, including (i) a proxy statement of Wabtec on Schedule 14A relating to the Wabtec stockholder approval required for the Share Issuance and the Wabtec Charter Amendment, (ii) a registration statement on Form S-4 to register under the Securities Act the shares of Wabtec common stock to be issued by Wabtec to SpinCo stockholders in connection with the Merger, (iii) a Schedule TO and any other filings pursuant to Rule 13e-4 under the Exchange Act, to the extent required, and (iv) such Form(s) as will be required under applicable SEC rules and regulations to register under the Securities Act or the Exchange Act, as applicable, the shares of SpinCo common stock to be distributed in the Distribution. GE, SpinCo, Wabtec and Merger Sub have also agreed to use reasonable best efforts to have the registration statements described above declared effective under the Securities Act or become effective under the Exchange Act, as applicable, as promptly as practicable after such filings.

Wabtec is required under the Merger Agreement to use reasonable best efforts to mail its proxy statement to its stockholders as promptly as practicable after the SEC clears that proxy statement. The definitive proxy statement was mailed to Wabtec stockholders on or about October 12, 2018.

Regulatory Matters

The Merger Agreement provides that each of GE, SpinCo and Wabtec will use reasonable best efforts to consummate the Transactions, including:

•	preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and
•	obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Transactions.

Each of GE, SpinCo and Wabtec has also agreed to (i) cooperate with each other party in determining whether any applications, notices, registrations and requests are required or advisable to be filed with any governmental authority in order to consummate the transactions contemplated the Merger Agreement; (ii) file, individually or jointly, as appropriate, such applications, notices, registrations and requests as may be required or advisable to be filed by it with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement, including (A) an appropriate filing of a notification and report form or forms, as applicable, pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement, as promptly as practicable and (B) any other filings and clearances or expiration of waiting periods required in order to consummate the transactions contemplated by the Merger Agreement, as promptly as practicable; and (iii) supply as promptly as practicable any additional information and documentary material that may be requested by any such governmental authority.

Subject to applicable law relating to the sharing of information, each of GE, SpinCo and Wabtec has also agreed to furnish the other party or parties, as applicable, with copies of all documents and correspondence (i) prepared by or on behalf of such party or parties for any governmental authority and affording the other party or parties, as applicable, opportunity to comment and participate in responding, where appropriate; and (ii) received by or on behalf of such party or parties from any governmental authority, in each case in connection with any such consent, authorization, order or approval; provided that materials may be redacted (A) to remove references concerning valuation of GE Transportation, the other businesses of GE or the business of Wabtec and its subsidiaries or (B) as necessary to address reasonable attorney-client or other privilege concerns. Each of GE, SpinCo and Wabtec has also agreed to consult with and keep the other parties informed as to the status of the matters described in this paragraph and the immediately preceding paragraph.

In addition, the parties to the Merger Agreement will share the right to control and direct the process by which the parties seek to obtain the approvals, consents, registrations, permits, authorizations and other confirmations contemplated by the Merger Agreement, except that, following consultation with, and after giving due consideration to the views of, GE, Wabtec, acting reasonably and in good faith, will have the right to determine the strategy and implementation of the strategy for obtaining any and all necessary antitrust consents or approvals. The Merger Agreement provides that the parties to the Merger Agreement are prohibited from meeting or engaging in material conversations with any governmental authority or representative of such governmental authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent not precluded by applicable law or regulation, offers the other party the opportunity to participate in such meeting or conversation. Each party to the Merger Agreement has agreed that it will not and will cause its affiliates not to, take, refrain from taking or cause to be taken any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of any consent, authorization, order or approval of any governmental authorities.

In addition, the Merger Agreement provides that, notwithstanding the above, Wabtec will not be required in connection with its efforts to obtain any antitrust consents or approvals, to (i) litigate, appeal any such litigation, or enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the Merger Agreement, or (ii) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its affiliates’ business, assets or properties or GE Transportation in connection with its efforts to obtain any antitrust consents or approvals.

Finally, the Merger Agreement provides that, notwithstanding the above, neither GE nor SpinCo will be required, in connection with its efforts to obtain any antitrust consents or approvals, to (x) litigate, appeal any such litigation, or enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the Merger Agreement, except that Wabtec and SpinCo will be required to litigate, or appeal any such litigation, to the extent reasonably directed to do so by Wabtec in the exercise of its authority to determine and implement the strategy for obtaining any and all necessary antitrust consents or approvals following consultation with, and after giving due consideration to the views of, GE as described above, (y) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or any of its affiliates’ business, assets or properties other than GE Transportation as set forth in the following clause, or (z) effect any disposition, licensing or holding separate of assets or lines of business or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to GE Transportation that is not in any such case conditioned on the occurrence of the closing of the Merger.

No Solicitation

The Merger Agreement contains detailed provisions restricting GE’s ability to seek certain alternative transactions with respect to GE Transportation and restricting Wabtec’s ability to seek certain alternative transactions.

GE has agreed, from and after the date of the Merger Agreement through the earlier of the Closing Date or the termination of the Merger Agreement, that it and its subsidiaries will not, and it and its subsidiaries will not authorize its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (each a “representative”) to:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Competing SpinCo Transaction (as defined below);
•	enter into or participate in any discussions or negotiations with, furnish any information relating to GE Transportation or afford access to the business, properties, assets, books or records of GE Transportation to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made, is seeking to make or would reasonably be expected to make, a Competing SpinCo Transaction;
•	approve, recommend or consummate any Competing SpinCo Transaction; or
•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Competing SpinCo Transaction.

In addition, GE agreed that it will, and will cause its subsidiaries to, and will instruct its representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any third party and its representatives conducted prior to the execution of the Merger Agreement with respect to any Competing SpinCo Transaction.

In addition, from and after the date of the Merger Agreement through the nine-month anniversary of the date of the Merger Agreement, (i) GE agreed that it will not, and will cause its subsidiaries not to, and it will instruct its representatives not to, release any third party from, or waive any provision of, any confidentiality or, subject to applicable duties of its directors under applicable law, standstill agreement to which it or one of its Affiliates is a party in connection with a Competing SpinCo Transaction and (ii) GE agreed to reasonably promptly (and in any event no later than the next business day) notify (orally and in writing) Wabtec after it or any of its representatives receives any proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing SpinCo Transaction, including in connection therewith any request for discussions or negotiations and any request for information relating to GE or any of its affiliates with respect to GE Transportation, or for access to the business, properties, assets, books or records of GE or any of its affiliates with respect to GE Transportation. The receipt by GE of a proposal in respect of a Competing SpinCo Transaction will not in any way or manner alter its or SpinCo’s obligations under the Transaction Documents.

The Merger Agreement provides that the term “Competing SpinCo Transaction” means any transaction or series of related transactions with a third party (other than the Transactions and asset sales and transfers not in violation of the interim operating covenants described above under “—Conduct of Business Pending the Merger”) that constitutes a merger, consolidation, share exchange, business combination, acquisition, sale, transfer or other disposition, in each case, of 20% or more of GE Transportation, except that that a “Competing SpinCo Transaction” will not be deemed to include: (i) a public offering, spin-off or split-off of GE Transportation (including an acquisition of shares by an investor or sponsor in connection therewith) if no third party obtains beneficial ownership of 50% or more of the shares of SpinCo common stock in connection therewith or (ii) any transaction or series of related transactions with a third party that includes the sale, transfer or other disposition of businesses or assets (or interests therein) in addition to GE Transportation if the aggregate revenues attributable to such other businesses and/or assets during the calendar year ended December 31, 2017 (as such revenues would be measured in accordance with GAAP, applied in a manner consistent with the audited financial statements of GE for such calendar year) were greater than the revenues of GE Transportation for such calendar year (as such revenues are reflected in the audited financial statements of GE Transportation).

Wabtec has agreed that it and its subsidiaries will not, and it and its subsidiaries will not authorize its or their representatives to:

•	solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal (as defined below);
•	enter into or participate in any discussions or negotiations with, furnish any information relating to Wabtec or any of its subsidiaries or afford access to the business, properties, assets, books or records of Wabtec or any of its subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made, is seeking to make or would reasonably be expected to make, an Acquisition Proposal;
•	make an Adverse Recommendation Change (as defined below under “—Board Recommendation”);
•	either fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of Wabtec or any of its subsidiaries unless the Wabtec Board determines, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL;
•	approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL; or
•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal or consummate any Acquisition Proposal.

In addition, Wabtec agreed that it will, and will cause its subsidiaries and its and their representatives to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and will use its reasonable best efforts to cause any such third party (together with its representatives) that has executed a confidentiality agreement within the 12-month period prior to the date of the Merger Agreement and that is in possession of confidential information furnished by or on behalf of Wabtec or any of its subsidiaries before the date of the Merger Agreement (and all analyses and other materials prepared by or on behalf of such person that contains, reflects or analyzes that information) to return or destroy all such information as promptly as practicable. Wabtec also represents and warrants to GE that, during the 12-month period prior to the date of the Merger Agreement, neither it nor any of its subsidiaries has granted any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Wabtec or any of its subsidiaries.

Notwithstanding the covenants described in the foregoing paragraphs in this section, at any time prior to the receipt of the approval of Wabtec stockholders for the Share Issuance and the Wabtec Charter Amendment, Wabtec may, directly or indirectly through its representatives, furnish information to, and engage in negotiations or discussions with, a third party (and its representatives) who has made a bona fide written Acquisition Proposal that did not result from a breach of the Merger Agreement by Wabtec if, prior to furnishing such information and engaging in such negotiations and discussions, the Wabtec Board has:

•	reasonably determined that the Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal (which is described below), and has determined (after consulting with outside legal counsel and its financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL;

•	obtained from such third party a confidentiality agreement on terms no less favorable to Wabtec than those contained in Wabtec’s confidentiality agreement with GE and that include standstill obligations that Wabtec reasonably determines are customary and expressly allow Wabtec to comply with its obligations described in this section and delivered to GE a copy of the confidentiality agreement for informational purposes only; and
•	provided or made available to GE all such information (to the extent that such information has not been previously provided or made available to GE) prior to or substantially concurrently with the time it is provided or made available to such third party.

Moreover, the Merger Agreement requires Wabtec to:

•	advise GE on a prompt basis of the status and terms of any discussions and negotiations described in the preceding paragraph with any third party;
•	notify (orally and in writing) GE promptly (but in no event later than the next business day) after receipt by Wabtec (or any of its representatives) of any Acquisition Proposal or any request for information relating to Wabtec or any of its subsidiaries or for access to the business, properties, assets, books or records of Wabtec or any of its subsidiaries by any third party that has made, is seeking to make or would reasonably be expected to make, an Acquisition Proposal, which notice must identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request;
•	keep GE reasonably informed, on a prompt basis, of the status and details of any such Acquisition Proposal, indication or request; and
•	promptly (but in no event later than the next business day after receipt) provide to GE copies of all correspondence and written materials sent or provided to Wabtec or any of its subsidiaries or any of its or their representatives that describes any material terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).

The Merger Agreement provides that the term “Acquisition Proposal” means (other than the transactions contemplated by the Merger Agreement) any offer or proposal relating to, or any third party indication of interest in:

•	any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Wabtec and its subsidiaries or 20% or more of any class of equity or voting securities of Wabtec or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Wabtec;
•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 20% or more of any class of equity or voting securities of Wabtec or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Wabtec;
•	a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Wabtec or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Wabtec; or
•	any combination of the foregoing.

The Merger Agreement provides that the term “Superior Proposal” means an unsolicited written Acquisition Proposal for a majority of the outstanding shares of Wabtec common stock or a majority of the consolidated assets of Wabtec and its subsidiaries on terms that the Wabtec Board determines by a majority vote, after considering the advice of a financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation (and expected timing of consummation relative to the transactions contemplated by the Merger Agreement), are more favorable to Wabtec stockholders than as provided under the Merger

Agreement (taking into account any proposal by GE to amend the terms of the Merger Agreement in response to such Acquisition Proposal), which the Wabtec Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Wabtec Board.

Board Recommendation

Wabtec has agreed in the Merger Agreement that the Wabtec Board will not:

•	either fail to make, or withdraw or modify in a manner adverse to GE or SpinCo, the Wabtec Board’s recommendation that Wabtec stockholders vote in favor of the Share Issuance and the Wabtec Charter Amendment (the “Wabtec Recommendation”);
•	fail to recommend against acceptance of any tender or exchange offer for Wabtec common stock within 10 business days after the commencement of such offer; or
•	approve, resolve to approve, adopt or recommend, or propose publicly to approve, resolve to approve, adopt or recommend, any Acquisition Proposal.

Any of the actions described in the foregoing bullet points constitutes an “Adverse Recommendation Change”.

In addition, notwithstanding the restrictions described above, at any time prior to obtaining Wabtec stockholder approval of the Share Issuance and the Wabtec Charter Amendment, the Wabtec Board may make an Adverse Recommendation Change following receipt of a Superior Proposal or in response to an Intervening Event (as defined below), but only if:

•	the Wabtec Board has determined (after consulting with outside legal counsel and its financial advisor) that failure to make an Adverse Recommendation Change with respect to the Superior Proposal or Intervening Event, as applicable, would be inconsistent with its fiduciary duties under the DGCL;
•	such Acquisition Proposal constitutes a Superior Proposal (if such Adverse Recommendation Change is to be taken in circumstances involving or relating to an Acquisition Proposal);
•	Wabtec promptly provides written notice to GE at least five business days before taking such action of its intention to do so, containing (i) in the case of any action intended to be taken in circumstances involving an Acquisition Proposal, the material terms of such Acquisition Proposal, including the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal or (ii) in the case of any action to be taken in circumstances where there has been an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action;
•	GE does not make, within five business days after its receipt of the notice described in the third bullet point of this paragraph, an offer that (i) in the case of any action intended to be taken in circumstances involving an Acquisition Proposal, is at least as favorable to the Wabtec stockholders as such Acquisition Proposal or (ii) in the case of any action to be taken in circumstances where there has been an Intervening Event, obviates the need for taking such action;
•	during the five business day period following delivery of the notice described in the third bullet point of this paragraph (and three business day period in respect of a subsequent revised Acquisition Proposal described in the following bullet point), Wabtec and its representatives negotiate in good faith with GE and its representatives regarding any revisions proposed by GE to the terms of the transactions contemplated by the Merger Agreement; and
•	if there is any amendment to the financial or other material terms of the Acquisition Proposal during the five business day period following delivery of the notice described in the third bullet point of this paragraph, Wabtec provides a new written notice of the terms of such amended Acquisition Proposal giving GE an additional three business day period to make an offer or proposal to revise the terms of the Merger Agreement in a manner that the Wabtec Board determines to be at least as favorable to Wabtec stockholders as such amended Acquisition Proposal.

The Merger Agreement provides that the term “Intervening Event” means material events or changes in circumstances the existence or consequences of which were not known to, or reasonably foreseeable by, Wabtec as of or prior to the date of the Merger Agreement and that do not relate to or involve any Acquisition Proposal, except that in no event will any changes resulting from the following constitute or be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event:

•	changes (or proposed changes) in GAAP, the regulatory accounting requirements applicable to any industry in which GE, SpinCo or any of their respective subsidiaries operate or applicable law, in each case to the extent affecting GE Transportation;
•	changes in the financial, credit or securities markets (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities market) or general economic or political conditions, in each case to the extent affecting GE Transportation;
•	changes or conditions generally affecting the industry or segments thereof in which GE, SpinCo or any of their respective subsidiaries operate, in each case to the extent affecting GE Transportation;
•	acts of war, sabotage or terrorism or natural disasters, in each case to the extent affecting GE Transportation;
•	the announcement of the Transactions or the identity of GE or Wabtec, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors and licensees;
•	any failure by Wabtec or any of its subsidiaries, GE or any of its subsidiaries or GE Transportation to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change in GE or Wabtec’s stock price or trading volume (except that the underlying cause of, or factors contributing to, such failure or change may be taken into account in determining whether there has been an Intervening Event, unless such underlying cause or factor would otherwise be excepted by another bullet point of this paragraph);
•	actions required or expressly contemplated by the Merger Agreement to be taken by Wabtec, Merger Sub, GE, SpinCo or any of their respective affiliates;
•	actions taken by GE, SpinCo or any of their respective affiliates at the written direction, or with the written consent, of Wabtec; or
•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the Transactions.

In addition, the Merger Agreement provides that Wabtec is not prohibited from complying with Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is not in breach of the Merger Agreement; provided that any such action taken or statement made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the Wabtec Board reaffirms the Wabtec Recommendation in such statement or in connection with such action.

Financing

Simultaneously with the execution of the Merger Agreement, Wabtec entered into the Commitment Letter, as described in the section of this Prospectus entitled “Debt Financing.”

The Merger Agreement provides that Wabtec will, and will cause its subsidiaries to, use reasonable best efforts to take all actions necessary, proper or advisable to arrange the debt financing as promptly as practicable prior to the closing of the Merger on the terms and conditions set forth in the Commitment Letter. Furthermore, Wabtec is required to, and to cause its subsidiaries to, use reasonable best efforts to:

•	maintain the Commitment Letter in effect until the earlier of the initial funding of the debt financing or the effectiveness of definitive agreements with respect thereto;

•	negotiate definitive agreements with respect to the debt financing, on the terms and conditions contained in the Commitment Letter or on such other terms that would not be prohibited by the Merger Agreement, and upon effectiveness thereof, maintain such definitive agreements in effect until the initial funding of the debt financing;
•	comply with the obligations that are set forth in the Commitment Letter that are applicable to Wabtec or any of its subsidiaries and satisfy on a timely basis all conditions precedent to the availability of the debt financing set forth in the Commitment Letter and the definitive agreements for the debt financing (upon the effectiveness thereof) that are within its control; and
•	fully enforce the rights of Wabtec under the Commitment Letter and the definitive agreements for the debt financing (upon the effectiveness thereof).

The Merger Agreement provides that if all or any portion of the financing contemplated by the Commitment Letter or the related definitive agreements becomes unavailable or it becomes reasonably likely that it may become unavailable (in each case, other than as a result of the existence of Wabtec financing (as described below)), on the terms and conditions contemplated in the Commitment Letter or such definitive agreements, Wabtec will, and will cause its subsidiaries to, use reasonable best efforts to obtain promptly alternative financing, from the same or alternative financing sources, that is sufficient to finance the payments to be made to GE under the Separation Agreement and the Merger Agreement on terms that (x) do not contain conditions precedent to the funding that are less favorable to Wabtec than those in the Commitment Letter and (y) have been approved in writing by GE (which approval will not be unreasonably withheld, conditioned or delayed). Wabtec will be subject to the same obligations described in this section with respect to any such alternative financing arrangements.

Wabtec has agreed to keep GE informed of the status of its efforts to arrange the debt financing contemplated under the Commitment Letter and to provide GE prompt notice if it or any of its subsidiaries obtain knowledge of any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letter or the related definitive agreements, any actual or threatened withdrawal, repudiation or termination of the financing contemplated by the Commitment Letter by any of the lenders, any material dispute or disagreement between or among any of the parties to the Commitment Letter or the related definitive agreements relating to, or otherwise potentially affecting, the amount or the availability of the financing contemplated by the Commitment Letter on the closing date of the Merger or satisfaction of the conditions thereunder; and any amendment or modification of, or waiver under, the Commitment Letter or the related definitive agreements. Wabtec will give GE prompt written notice if for any reason it believes in good faith that Wabtec will not be able to timely obtain all or any portion of the financing contemplated by the Commitment Letter on the terms and in the manner or from the sources contemplated by the Commitment Letter or the related definitive agreements (other than as a result of Wabtec financing (as described below)).

Except in limited circumstances, Wabtec may not, without GE’s consent, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Commitment Letter in a manner that adds new or expands upon the conditions precedent to the funding or that would reduce the aggregate amount of the financing provided for under the Commitment Letter, limit the rights and remedies of Wabtec as against the lenders party to the debt financing contemplated under the Commitment Letter or otherwise prevent, impair or materially delay the consummation of the Transactions. Notwithstanding the foregoing, Wabtec may implement or exercise any of the “market flex” provisions exercised by such lenders in accordance with the fee letters relating to the debt financing that were entered into concurrently with the Merger Agreement (or, in respect of any alternative financing, in accordance with the “market flex” provisions exercised by the lenders in accordance with any fee letter relating thereto), and additional lenders and financing sources, and affiliates thereof, may be added (including in replacement of a lender) to the Commitment Letter (or all or a portion of the commitments may be assigned to new or existing lenders and financing sources) after the date of the Merger Agreement or the date of the Commitment Letter and Wabtec may reallocate commitments or assign or re-assign titles and roles to or among parties to the Commitment Letter.

Notwithstanding anything in the Merger Agreement, Wabtec has the right (i) to substitute for all or any portion of the financing contemplated by the Commitment Letter by reducing commitments under the Commitment Letter by an amount not in excess of the proceeds of consummated equity offerings or debt offerings or incurrences of debt provided that (A) if any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the closing or termination of the Merger Agreement and the End Date (as defined below under “—Termination”) and (B) the conditions to the use of such proceeds are no more restrictive than the conditions precedent to the availability of the financing set forth in the Commitment Letter, and (ii) to substitute commitments in respect of other financing for all or any portion of the financing contemplated by the Commitment Letter from the same or alternative bona fide third party financing sources, provided that such other financing (A) does not contain conditions precedent to the funding thereof that are less favorable to Wabtec than the conditions precedent with respect to funding set forth in the Commitment Letter, (B) would not reasonably be expected to prevent, impair or materially delay the consummation of the transactions contemplated by the Transaction Documents (including not having conditions to the use of such proceeds more restrictive than the conditions set forth in the Wabtec Commitment) and (C) would not adversely affect the ability of Wabtec to enforce its rights against other parties to the Commitment Letter or any related definitive agreements (any such financing pursuant to the foregoing clauses (i) and (ii), the “Wabtec financing”). Wabtec also agreed to hold the proceeds from any such Wabtec financing as unrestricted cash until the earliest of the closing or termination of the Merger Agreement and the End Date (as described under “—Termination”).

Prior to the closing of the Merger, GE has agreed to, and to cause its subsidiaries to, at Wabtec’s expense, use reasonable best efforts to provide the cooperation reasonably requested by Wabtec that is necessary, proper or customary in connection with the arrangement and consummation of the debt financing or the Wabtec financing, including taking certain actions set forth in the relevant section of the Merger Agreement.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	each party’s obligation to (i) give to the other party and its authorized representatives reasonable access to the personnel, offices, properties, books and records of Wabtec or GE Transportation, as applicable, (ii) furnish to the other party and its authorized representatives such financial and operating data and other information relating to Wabtec or GE Transportation, as applicable as such persons may reasonably request, and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation of Wabtec or GE Transportation, as applicable.
•	preservation of the indemnification provisions in the certificate of incorporation and bylaws of SpinCo with respect to directors, officers, employees or agents of SpinCo;
•	the obligations of Wabtec to obtain the release of GE from certain contracts, instruments or other arrangements to the extent relating to GE Transportation and for which GE or any of its subsidiaries other than the Transferred Subsidiaries is a guarantor or person required to provide financial support, including by substituting Wabtec or one of its subsidiaries for the GE entity that is a party to the contract, instrument or arrangement;
•	the obligations of GE and Wabtec to take all actions necessary to cause SpinCo and Merger Sub, as applicable, to perform their obligations under the Merger Agreement and to consummate the Merger on the terms and conditions set forth in the Merger Agreement;
•	an acknowledgement that Wabtec, GE, SpinCo and Merger Sub exercise complete control and supervision over their respective operations prior to the consummation of the Merger;
•	the listing of the shares of Wabtec common stock to be issued as part of the merger consideration in the Merger on the NYSE;
•	steps required to cause any disposition of shares of SpinCo common stock or acquisitions of Wabtec common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Wabtec or SpinCo to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	confidentiality obligations of GE and Wabtec;

•	each party’s obligation to take appropriate actions, and to assist and cooperate with the other parties, to do all things necessary, proper or advisable under applicable law to execute and deliver the Additional Agreements and any other documents as may be required to carry out the provisions of the Merger Agreement and to consummate the Transactions; and
•	GE’s obligation to provide to Wabtec audited financial statements and interim financial statements of GE Transportation.

Conditions to the Merger

The obligations of Wabtec, GE, Merger Sub and SpinCo to consummate the Merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Wabtec and GE) of the following conditions:

•	the Internal Reorganization, the Direct Sale and the Distribution will have been consummated in all material respects in accordance with the Separation Agreement;
•	specified required filings with the SEC will have become effective under the Securities Act or the Exchange Act, as applicable, and will not be the subject of any stop order or any litigation, suit, proceeding or action before the SEC seeking a stop order;
•	the shares of Wabtec common stock to be issued in the Merger will have been approved for listing on the NYSE;
•	the approval by Wabtec stockholders of the Share Issuance and Wabtec Charter Amendment will have been obtained;
•	all waiting periods under the HSR Act relating to the Merger will have been terminated or expired and all other material governmental approvals required to consummate the closing of the Merger will have been obtained, including the antitrust approvals in specified agreed-upon jurisdictions; and
•	no court of competent jurisdiction or other governmental authority will have enacted or issued any applicable law that is still in effect restraining, enjoining or prohibiting the Internal Reorganization, the Direct Sale, the Distribution or the Merger.

The conditions listed above are referred to as the “Joint Conditions to the Merger.”

The obligations of Wabtec and Merger Sub to effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Wabtec) of the following additional conditions:

•	each of GE and SpinCo will have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it prior to the effective time of the Merger;
•	the representations and warranties of GE with respect to corporate existence and power, corporate authorization, capitalization and brokers’ fees (disregarding all materiality, material adverse effect and similar qualifications contained in such representations and warranties) will be true in all material respects at and as of the effective time of the Merger as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which will be true in all material respects only as of such time);
•	the other representations and warranties of GE (disregarding all materiality, material adverse effect and similar qualifications contained in such representations and warranties) will be true at and as of the effective time of the Merger as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which will be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on GE Transportation (as discussed above under “—Representations and Warranties”);
•	Wabtec will have received a certificate signed by an executive officer of GE to the effect that each of the conditions specified in the first three bullet points above have been satisfied;
•	GE and SpinCo (or a subsidiary thereof) will have entered into each applicable Additional Agreement and each such agreement will be in full force and effect;

•	since the date of the Merger Agreement, no event, change, effect, development or occurrence will have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on GE Transportation (as discussed above under “—Representations and Warranties”); and
•	GE will have delivered to Wabtec the audited financial statements of GE Transportation and such audited financial statements will not differ from the applicable unaudited financial statements of GE Transportation that GE delivered to Wabtec prior to the date of the Merger Agreement in a manner that is material to the intrinsic value (determined in a manner consistent with appropriate valuation methodologies) of GE Transportation in a manner that is adverse (excluding any differences resulting from (x) any changes in the amount of goodwill or intangible assets and (y) certain other matters specifically agreed upon by the parties), except that Wabtec will be deemed to have irrevocably waived the condition set forth in this bullet point if it does not exercise its right to terminate the Merger Agreement within 20 business days following GE’s delivery of audited financial statements of GE Transportation.

All of the foregoing bullet points are referred to as “Wabtec Conditions to the Merger.” The first four bullet points listed above are referred to as the “Additional Conditions to the Merger for Wabtec’s Benefit.” The eighth bullet point listed above is referred to as the “Financial Statement Condition for Wabtec’s Benefit.”

GE’s and SpinCo’s obligations to effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by GE) of the following additional conditions:

•	each of Wabtec and Merger Sub will have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it prior to the effective time of the Merger,
•	the representations and warranties of Wabtec with respect to corporate existence and power, corporate authorization, capitalization, brokers’ fees and no shareholders rights plans or antitakeover laws (disregarding all materiality, material adverse effect and similar qualifications contained in such representations and warranties) will be true in all material respects at and as of the effective time of the Merger as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which will be true in all material respects only as of such time);
•	the other representations and warranties of Wabtec and Merger Sub contained in the Merger Agreement (disregarding all materiality, material adverse effect and similar qualifications contained in such representations and warranties) will be true at and as of the effective time of the Merger as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which will be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Wabtec (as discussed above under “—Representations and Warranties”);
•	GE will have received a certificate signed by an executive officer of Wabtec to the effect that each of the conditions specified in the first three bullet points above have been satisfied;
•	Wabtec (or a subsidiary thereof) will have entered into each applicable Additional Agreement and each such agreement will be in full force and effect;
•	since the date of the Merger Agreement, no event, change, effect, development or occurrence will have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Wabtec (as discussed above under “—Representations and Warranties”); and
•	GE will have received the Direct Sale Purchase Price.

The first four bullet points listed above are referred to as the “Additional Conditions to the Merger for GE’s Benefit.”

Termination

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the consummation of the Merger by the mutual written agreement of GE and Wabtec. In addition, subject to specified qualifications and exceptions, either GE or Wabtec may terminate the Merger Agreement and abandon the Transactions at any time prior to the consummation of the Merger:

•	if the Merger has not been consummated by May 20, 2019 (such date, as it may be extended as described below, the “End Date”), unless, (i) as of May 15, 2019, the only conditions to the consummation of the Merger that have not been satisfied or waived are the conditions relating to the HSR Act and other material governmental approvals required with respect to the Transaction and the absence of any laws or governmental orders prohibiting the Transactions relating to the foregoing and certain conditions that certain of the Transactions have been consummated, in which case either party may elect to extend the End Date from May 20, 2019 to August 20, 2019 or (ii) as of May 6, 2019, the registration statements have not become effective but all other conditions to the consummation of the Merger have been satisfied then the End Date will be extended to the date that is 30 days after the date that the registration statements become effective, except that the End Date may not be extended beyond August 20, 2019, except that this right to terminate will not be available to (x) any party whose breach of any provision of the Merger Agreement results in the failure of the closing of the Merger to have occurred by the End Date or (y) Wabtec at a time when the GE is permitted to proceed with a Termination for Failure to Pay Direct Sale Purchase Price (as described below);
•	if any governmental authority has issued any final and nonappealable order, decree or judgment permanently restraining, enjoining or otherwise prohibiting the Transactions, except that this right will not be available to any party whose breach of the Merger Agreement results in the imposition of any such order, decree or judgment; or
•	if Wabtec stockholders fail to approve the Share Issuance and the Wabtec Charter Amendment at the meeting of Wabtec stockholders (including any adjournment, continuation or postponement of such meeting), except that this right will not be available to Wabtec if Wabtec has not complied with its obligations described above in “—No Solicitation” and “—Board Recommendation”.

In addition, subject to specified qualifications and exceptions, Wabtec may terminate the Merger Agreement if:

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GE or SpinCo set forth in the Merger Agreement will have occurred that would cause the Additional Conditions to the Merger for Wabtec’s Benefit not to be satisfied, and such breach or failure to perform (i) is incapable of being cured by the End Date or (ii) has not been cured by GE or SpinCo within 45 days following written notice to GE from Wabtec of such breach or failure to perform and Wabtec’s intent to terminate the Merger Agreement; or
•	the Financial Statement Condition for Wabtec’s Benefit is not satisfied upon the delivery to Wabtec of the audited financial statements of GE Transportation and Wabtec exercises its right of termination within 20 business days of such delivery.

In addition, subject to specified qualifications and exceptions, GE may terminate the Merger Agreement and abandon the Transactions if:

•	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Wabtec or Merger Sub set forth in the Merger Agreement will have occurred that would cause the Additional Conditions to the Merger for GE’s Benefit not to be satisfied, and such breach or failure to perform (i) is incapable of being cured by the End Date or (ii) has not been cured by Wabtec or Merger Sub within 45 days following written notice to Wabtec from GE of such breach or failure to perform and GE’s intent to terminate the Merger Agreement (a termination pursuant to this provision, a “Termination for Wabtec’s Material Breach”);
•	an Adverse Recommendation Change has occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Wabtec Board has failed to reaffirm the Wabtec Board Recommendation as promptly as reasonably practicable (but in any event within five business days) after receipt of any written request to do so from GE;

•	Wabtec has failed to comply with its obligations under the Merger Agreement relating to the meeting of Wabtec stockholders, the solicitation of alternative transactions or the content of the proxy statement and registration statements, except for de minimis breaches with respect to these obligations that are promptly cured, if such breach is curable;
•	all of the Joint Conditions to the Merger and Wabtec Conditions to the Merger have been satisfied (other than (i) the condition that the Internal Reorganization, the Direct Sale and the Distribution will have been consummated in all material respects in accordance with the Separation Agreement and (ii) those conditions which by their terms or nature are to be satisfied at the closing of the Merger), GE has given written notice to Wabtec that it is prepared to consummate the Internal Reorganization, the Distribution and the closing of the Merger if the Direct Sale occurs and the Direct Sale does not occur within two business days of such written notice as a result of Direct Sale Purchaser’s failure to pay the Direct Sale Purchase Price (a termination pursuant to this provision, a “Termination for Failure to Pay Direct Sale Purchase Price”); or
•	any Governmental Authority has issued any order, decree or judgment in respect of any governmental approvals required to consummate the Merger, including under the HSR Act or other antitrust laws, restraining, enjoining or otherwise prohibiting any of the Transactions which order, decree or judgment has not become final and non-appealable and Wabtec has not, within 30 days of such order, decree or judgment first being in effect, instituted appropriate proceedings seeking to, or thereafter has not been using reasonable best efforts to, have such order, decree or judgment vacated, lifted, reversed, overturned or terminated.

If the Merger Agreement is validly terminated, the Merger Agreement will terminate without any liability on the part of any party or their respective representatives except as described below in the section of this Prospectus entitled “—Termination Fee and Expenses,” except that the provisions of the Merger Agreement relating to confidentiality, the effect of termination of the Merger Agreement, reimbursement, fees and expenses and certain of the general provisions of the Merger Agreement will survive any termination and remain in full force and effect and no party will be relieved from liability for any willful and material breach prior to such termination. In addition, if there is a Termination for Failure to Pay Direct Sale Purchase Price, Wabtec will be deemed to have willfully and materially breached its obligations to consummate the closing of the Merger.

In addition, if any governmental authority shall have issued any order, decree or judgment restraining, enjoining or otherwise prohibiting the transactions as contemplated by the amended Merger Agreement and the amended Separation Agreement and such order, decree or judgment shall be either permanent or have been continuing in effect for no fewer than 20 calendar days as of the date of termination, then (i) the transactions contemplated by the amended Merger Agreement and amended Separation Agreement may be terminated by either Wabtec or GE and upon such a termination would have no further force or effect and (ii) if the transactions contemplated by the amended Merger Agreement and amended Separation Agreement are so terminated, the parties will enter into a second amendment to the Merger Agreement (“Second Merger Agreement Amendment”) and a second amendment to the Separation Agreement (“Second Separation Agreement Amendment” and together with the Second Merger Agreement Amendment, the “Second Transaction Agreement Amendments”). See “The Merger Agreement—Termination of Amendments.”

Termination Fee and Expenses

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, a termination fee of $300 million is payable by Wabtec to GE. The circumstances under which this termination fee is payable include:

•	if GE terminates the Merger Agreement due to (i) an Adverse Recommendation Change or a failure by the Wabtec Board to reaffirm the Wabtec Board Recommendation, (ii) Wabtec’s failure to include the Wabtec Recommendation in the Wabtec proxy statement, or (iii) Wabtec’s failure to comply with its obligations under the Merger Agreement relating to the meeting of Wabtec stockholders or the non-solicitation of alternative transactions;
•	if (i) Wabtec or GE terminates the Merger Agreement because the Merger has not been consummated by the End Date (if the Wabtec stockholder approval of the Share Issuance and Wabtec Charter Amendment has not been received) or the Wabtec stockholders fail to approve the Share Issuance or the Wabtec Charter Amendment or there is a Termination for Wabtec’s Material Breach, (ii) prior to the termination of the Merger Agreement, an Acquisition Proposal is publicly announced or otherwise has been communicated to the Wabtec Board or the management of Wabtec or Wabtec stockholders, and (iii) within 12 months after the date of termination, Wabtec enters into a definitive agreement with respect to, or recommends to its stockholders, any Acquisition Proposal or any Acquisition Proposal has been consummated; provided that solely for purpose of this provision, references to “20%” in the definition of Acquisition Proposal will be deemed to refer to “50%”;

•	if Wabtec or GE terminates the Merger Agreement because (i) the End Date has passed or (ii) any governmental authority of any competent jurisdiction has issued an order, judgment or decree that has the effect of permanently prohibiting the consummation of the Transactions and such order has become final and nonappealable (solely in respect of the matters described in (A) or (B) below), if, as of the time of such termination, one or more of the conditions to closing set forth in the Merger Agreement (discussed above) relating to (A) the termination or expiration of any applicable waiting period under the HSR Act relating to the Merger, (B) taking, making or obtaining all material actions by, consents or approvals of, or in respect of or filing with any governmental authority required to permit the consummation of the closing of the Merger or (C) any order, judgment or decree issued by a governmental authority of competent jurisdiction that is in effect and has the effect of permanently prohibiting the consummation of the Merger (if the order, judgment or decree relates to any of the matters references in (A) and (B)) have not been satisfied, but all Wabtec Conditions to the Merger (other than those conditions which by their terms or nature are to be satisfied at the closing, but provided that such conditions not so satisfied are capable of being satisfied promptly if the closing of the Merger were to occur) have been satisfied or waived;
•	if there is a Termination for Wabtec’s Material Breach in respect of Wabtec’s obligations described above under “—Regulatory Matters”; or
•	if GE terminates the Merger Agreement because (i) any governmental authority of any competent jurisdiction has issued an order, judgment or decree that has the effect of permanently prohibiting the consummation of the Transactions, which such order has not become final and nonappealable and (ii) Wabtec fails to (A) institute appropriate proceedings seeking to have such order, judgment or decree vacated, lifted reversed, overturn or terminated within 30 days of such order, judgment or decree first being in effect or (B) use reasonable best efforts to have such order, judgment or decree vacated, lifted reversed, overturn or terminated thereafter.

The parties acknowledge that in no event will Wabtec be required to pay more than one termination fee.

If the Merger Agreement had been terminated because Wabtec stockholders had failed to approve the Share Issuance and the Wabtec Charter Amendment at the meeting of Wabtec stockholders, Wabtec would have been required to reimburse GE and SpinCo and their respective affiliates in cash for all of their out-of-pocket fees and expenses in connection with the Transactions after submission of written documentation therefor, up to a maximum of $40 million. Any such fees and expenses reimbursed by Wabtec would have reduced the amount of the termination fee payable in the circumstances described the second bullet point above.

Except as described in this section and subject to certain exceptions, the Merger Agreement provides that all out-of-pocket expenses incurred in connection with the Merger Agreement and the Transactions are to be paid by the party incurring the expenses.

If Wabtec fails to pay the termination fee or expenses described above when due, the amount of such payment will be increased to include the costs of all expenses reasonably incurred by GE and SpinCo in connection with a legal action to enforce the Merger Agreement that results in a judgment against Wabtec, together with interest on the unpaid termination fee or expense. Payment of the fees and expenses described in this section will not be in lieu of any damages incurred in the event of willful and material breach of the Merger Agreement.

Specific Performance

In the Merger Agreement, the parties acknowledge that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction to prevent breaches of the Merger Agreement and to enforce the Merger

Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity, without the requirement for securing or posting of any bond in connection with such remedy. The parties to the Merger Agreement further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, or that a remedy of monetary damages would provide an adequate remedy. Notwithstanding the foregoing, while GE may pursue both a grant of specific performance of Wabtec’s and Merger Sub’s obligations pursuant to the Merger Agreement and the payment of the termination fee, the parties to the Merger Agreement agree that under no circumstances will GE or any person be entitled to receive both a grant of specific performance for the consummation of the transactions contemplated by the Merger Agreement and any termination fee described above under “—Termination Fee and Expenses,” unless such grant of specific performance is not complied with or does not result in the consummation of the Merger.

Amendments; Waivers

No provision of the Merger Agreement may be amended or waived except by an instrument in writing signed by, in the case of an amendment, all of the parties to the Merger Agreement, or, in the case of a waiver, by the party or parties against whom the waiver is to be effective. For any amendments or waivers to the sections of the Merger Agreement relating to amendments and waivers, successors and assigns, governing law, jurisdiction, waiver of jury trial, third-party beneficiaries and non-recourse to certain non-parties to the Merger Agreement that, in each case, adversely affect any of Wabtec’s financing sources, the prior written consent of the affected financing sources will be required before such amendment or waiver is effective with respect to such affected financing source.

Termination of Amendments

If any governmental authority shall have issued any order, decree or judgment restraining, enjoining or otherwise prohibiting the transactions as contemplated by the amended Merger Agreement and the amended Separation Agreement and such order, decree or judgment shall be either permanent or have been continuing in effect for no fewer than 20 calendar days as of the date of termination, then (i) the transactions contemplated by the amended Merger Agreement and amended Separation Agreement may be terminated by either Wabtec or GE and upon such a termination would have no further force or effect and (ii) if the transactions contemplated by the amended Merger Agreement and amended Separation Agreement are so terminated, the parties will enter into the Second Transaction Agreement Amendments.

The Second Transaction Agreement Amendments will provide, among other things, that (i) the assets included in the Direct Sale will be reduced by $25 million and those assets will be included in the SpinCo Transfer, (ii) in the SpinCo Transfer, SpinCo will issue shares of non-voting Class A preferred stock (the “Second Amendment SpinCo Class A preferred stock”) and non-voting Class B preferred stock (the “Second Amendment SpinCo Class B preferred stock” and, together with the Second Amendment Class A preferred stock, the “Second Amendment SpinCo preferred stock”) in SpinCo in addition to the SpinCo common stock that GE will otherwise be receiving in the SpinCo Transfer, (iii) the Direct Sale Purchase Price will be reduced by $25 million and (iv) GE will elect to pursue the Distribution in the form of a split-off. Under the transactions contemplated by the Second Transaction Agreement Amendments, (x) immediately prior to the Merger, Wabtec would pay GE $10.0 million in cash in exchange for all of the shares of the Second Amendment Class B preferred stock and (y) the Second Amendment preferred stock would not be distributed in the Distribution or converted in the Merger and, accordingly, would remain outstanding as stock of SpinCo and held by GE immediately following the effective time of the Merger. The Second Amendment SpinCo preferred stock would pay cumulative quarterly dividends at an annual rate of three month LIBOR (as of the closing date of the Merger) plus 4.7%. At any time after the seventh anniversary of the effective time of the Merger, SpinCo would be permitted (but would not be obligated) to redeem the Second Amendment SpinCo preferred stock for a redemption price of $1,000 per share (plus an amount in satisfaction of any accrued and unpaid dividends).

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by reference to the full text of the Separation Agreement, which is incorporated by reference in this Prospectus. GE stockholders are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide GE stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this Prospectus. It is not intended to provide any other factual information about Wabtec, Direct Sale Purchaser, GE or SpinCo. Information about Wabtec, Direct Sale Purchaser, GE and SpinCo can be found elsewhere in this Prospectus and in the documents incorporated by reference into this prospectus. See also “Where You Can Find More Information; Incorporation by Reference.”

Descriptions regarding the assets and liabilities conveyed to Direct Sale Purchaser and SpinCo and retained by GE contained in the Separation Agreement are qualified in their entirety by certain information that has been exchanged between Wabtec and GE that is not reflected in the Separation Agreement. Accordingly, GE stockholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged between Wabtec and GE.

Overview

The Separation Agreement provides for the Separation of GE Transportation from GE, including the Internal Reorganization, the Direct Sale, the SpinCo Transfer and the Distribution. Among other things, the Separation Agreement specifies (1) those assets of GE related to GE Transportation that are to be transferred to, and those liabilities of GE related to GE Transportation that are to be assumed by, Direct Sale Purchaser in the Direct Sale and (2) those assets of GE related to GE Transportation that are to be transferred to, and those liabilities of GE related to GE Transportation that are to be assumed by, SpinCo and the SpinCo Transferred Subsidiaries in the Separation, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures for the Internal Reorganization and the Distribution by which GE and SpinCo will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.

Separation of GE Transportation

Internal Reorganization

At or prior to the Distribution Date, GE and SpinCo will take such steps (which may include transfers of stock or other equity interests, formation of new entities and/or declaration of dividends) as may be required to effect the Internal Reorganization in accordance with the Separation Agreement, pursuant to which, among other things, all of the SpinCo Transferred Subsidiaries will become direct or indirect subsidiaries of SpinCo.

Direct Sale

Under the Separation Agreement, on the Distribution Date immediately prior to the consummation of the Separation, in consideration of the Direct Sale Purchase Price to be paid to GE by Direct Sale Purchaser on the Distribution Date, (i) GE will assign, transfer, convey and deliver (“transfer”) to Direct Sale Purchaser, certain specified assets of GE Transportation (the “Direct Sale Assets”), potentially including the equity interests of one or more subsidiaries of GE (such subsidiaries and each of their respective subsidiaries, the “Direct Sale Transferred Subsidiaries”) and (ii) the Direct Sale Purchaser will assume certain specified liabilities of GE Transportation (the “Direct Sale Liabilities”). The Direct Sale Transferred Subsidiaries and the SpinCo Transferred Subsidiaries are referred to as the “Transferred Subsidiaries.”

In addition, Wabtec has agreed that (i) Direct Sale Purchaser will not be a direct or indirect subsidiary of Merger Sub and (ii) Merger Sub will not be a direct or indirect subsidiary of Direct Sale Purchaser.

Transfer of SpinCo Assets; Assumption of SpinCo Liabilities

Generally, subject to the terms and conditions contained in the Separation Agreement or in any Additional Agreement and except to the extent not previously effected pursuant to the Internal Reorganization, effective as of immediately following the consummation of the Internal Reorganization and the Direct Sale but immediately prior to the Distribution Effective Time:

•	GE will transfer to SpinCo or a SpinCo Transferred Subsidiary all the SpinCo Assets (as defined below);
•	SpinCo will, or will cause a SpinCo Transferred Subsidiary to, transfer to GE and/or any of its subsidiaries that is not a Transferred Subsidiary all the Excluded Assets (as defined below); and
•	GE will transfer to SpinCo or a SpinCo Transferred Subsidiary, and SpinCo will, or cause a SpinCo Transferred Subsidiary to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms, all of the SpinCo Liabilities (as defined below) and SpinCo will, or cause a SpinCo Transferred Subsidiary to, transfer to GE and/or any of its subsidiaries that is not a Transferred Subsidiary, and GE and/or such subsidiaries will assume all of the Excluded Liabilities (as defined below), in each case regardless of (i) when or where such Excluded Liabilities arose or arise, (ii) where or against whom such Excluded Liabilities are asserted or determined, (iii) whether such Excluded Liabilities arise from or are alleged to arise from negligence, gross negligence, recklessness, violation of applicable law, willful misconduct, bad faith, fraud or misrepresentation by GE or any of its subsidiaries that is not a Transferred Subsidiary or SpinCo or any SpinCo Transferred Subsidiary, as the case may be, or any of their past or present respective representatives, (iv) which person is named in any action or proceeding associated with any Excluded Liability and (v) whether the facts on which such Excluded Liabilities are based occurred prior to, on or after the date of the Separation Agreement.

Following the Distribution Date, if the parties receive any assets or liabilities that are allocated to another party pursuant to the Separation Agreement or an Additional Agreement (including funds upon payment of accounts receivable or other amounts attributable to assets or liabilities transferred to the other party), then the parties will transfer such misallocated assets or liabilities, or related funds, to the appropriate party.

Transfer of SpinCo Assets

The assets to be transferred or assigned to SpinCo or a SpinCo Transferred Subsidiary (the “SpinCo Assets”) include, in each case to the extent existing and owned or held immediately prior to the Direct Sale by GE or any of its subsidiaries, the following assets, but in each case excluding any Excluded Assets and Direct Sale Assets:

•	all owned real property listed on a schedule to the Separation Agreement, together with all structures and improvements and all appurtenant rights, privileges and easements relating thereto, that are used more than 80% in, arise, directly or indirectly, more than 80% out of, or are related more than 80% to, the operation or conduct of GE Transportation;
•	all leasehold interests under the real property leases governing the leased real property listed on a schedule to the Separation Agreement;
•	all of the tangible personal property, governmental licenses and permits, including environmental permits, contracts and certain intellectual property third party licenses specified on a schedule to the Separation Agreement that are, in each case, used more than 80% in, arise, directly or indirectly, more than 80% out of, or are related more than 80% to, GE Transportation;
•	all expenses to the extent related to GE Transportation that have been prepaid by GE or any of its subsidiaries, including lease and rental payments to the extent related to GE Transportation;
•	all accounts and other receivables to the extent related to GE Transportation, other than Factored Customer Receivables (as defined below under “—Cash, Debt and Receivables Adjustment”);
•	all rights, claims, credits, causes of action (including counter-claims and rights of set-off) against third parties to the extent related to GE Transportation, including unliquidated rights under manufacturing and vendors’ warranties to the extent related to GE Transportation;

•	all intellectual property, including the registerable intellectual property listed on a specified schedule to the Separation Agreement and all other intellectual property rights (excluding the GE Names and Marks (defined below) and registrable IP) that are used exclusively in GE Transportation, and the right to sue and collect damages for past, present and future infringement, misappropriation, violation or dilution of any of the forgoing (“SpinCo intellectual property”);
•	all rights to technology and data that are used exclusively by GE and its subsidiaries in GE Transportation to the extent owned by GE or any of its subsidiaries (“SpinCo data/technology”);
•	all rights to software listed on a specified schedule to the Separation Agreement to the extent owned by GE or any of its subsidiaries (“SpinCo software”);
•	all corporate or limited liability company minute books and related stock records of SpinCo and the SpinCo Transferred Subsidiaries and all other books and records that are used more than 80% in, arise, directly or indirectly, more than 80% out of, or are related more than 80% to, GE Transportation, excluding tax returns and other tax records;
•	all assets expressly to be retained by or transferred to SpinCo or a SpinCo Transferred Subsidiary pursuant to the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	all of the equity interests of the SpinCo Transferred Subsidiaries;
•	all of the equity interests of certain joint ventures listed on a schedule to the Separation Agreement;
•	the right to enforce the confidentiality or assignment provisions of any confidentiality, non-disclosure or other similar contracts (including any contracts with prospective purchasers of all or any portion of GE Transportation) to the extent related to confidential information of GE Transportation;
•	all rights of SpinCo and the SpinCo Transferred Subsidiaries under the Separation Agreement or any other Transaction Documents and the certificates and instruments delivered in connection therewith;
•	all assets set forth on or reflected in the December 31, 2017 balance sheet included in the unaudited financial statements of GE Transportation delivered to Wabtec prior to the date of the Merger Agreement, as the same may change as a result of the operation of GE Transportation between the date of such balance sheet and the Distribution Date;
•	restricted cash held by SpinCo or a SpinCo Transferred Subsidiary and cash and cash equivalents calculated in accordance with the cash adjustment as more fully described below under “—Cash, Debt and Receivables Adjustment”;
•	transferred notes listed on a specified schedule to the Separation Agreement;
•	all other assets of a type not expressly covered in the definition of “SpinCo Assets” that are owned by GE or any of its subsidiaries and that are used more than 80% in, arise, directly or indirectly, more than 80% out of or are related more than 80%, to the operation or conduct of GE Transportation, including items listed on specified schedules to the Separation Agreement; and
•	certain assets listed on a specified schedule to the Separation Agreement.

Excluded Assets

The Separation Agreement provides that the assets to be transferred or assigned to SpinCo or a SpinCo Transferred Subsidiary will not include any and all of the following assets that are owned, used or held, at or prior to the Distribution Effective Time, by GE (the “Excluded Assets”):

•	all cash and cash equivalents, other than cash and cash equivalents counted in determining the Direct Sale Closing Cash (as defined below under “—Cash, Debt and Receivables Adjustment”) and restricted cash held by SpinCo or any Transferred Subsidiary as of the Distribution Effective Time calculated in accordance with the cash adjustment as more fully described below under “—Cash, Debt and Receivables Adjustment”;
•	all rights to the GE Names and Marks (as defined below under “—GE Names and Marks”), together with any contracts granting rights to use the same;

•	all owned and leased real property other than owned or leased real property constituting SpinCo Assets;
•	other than any loans or advances between or among GE and its subsidiaries on behalf of GE Transportation (and not any other business of GE), all loans or advances among GE and any of its subsidiaries (including, for the avoidance of doubt, advances made in connection with GE’s trade payables program);
•	any work papers of GE’s auditors and any other tax records (including accounting records) of GE or any of its subsidiaries other than SpinCo or any Transferred Subsidiary, provided, however, that SpinCo will in all events be entitled to copies of, and will be entitled to use, any such books and records to the extent solely related to GE Transportation, SpinCo or any Direct Sale Transferred Subsidiary;
•	all employee plans, except to the extent expressly transferred to, or retained by, SpinCo or any Transferred Subsidiary in the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	without limiting SpinCo’s rights under the Separation Agreement, all insurance policies of GE or any of its subsidiaries, and all rights of any nature with respect to any insurance policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;
•	for the avoidance of doubt, any assets held on the date of the Separation Agreement, or acquired after the date of the Separation Agreement, and sold or otherwise disposed of prior to the Distribution Effective Time;
•	all rights, claims, causes of action (including counterclaims and rights of set-off) and defenses against third parties to the extent relating to any of the Excluded Assets or the Excluded liabilities as well as any books, records and privileged information relating thereto;
•	except as expressly contemplated pursuant to the Additional Agreements, intellectual property rights (“GE intellectual property”), software (“GE software”) and technology and data (“GE technology/data”), in each case, that do not constitute a SpinCo Asset;
•	all assets expressly retained by or transferred to GE or any of its subsidiaries that is not a Transferred Subsidiary pursuant to the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	any governmental licenses and permits, including environmental licenses and permits, held by GE or any of its subsidiaries that is not a Transferred Subsidiary that are not used more than 80% in, do not arise, directly or indirectly, more than 80% out of, or are not related more than 80% to, GE Transportation;
•	all interests of GE or any of its subsidiaries that is not a Transferred Subsidiary under the Transaction Documents and the confidentiality agreement between GE and Wabtec;
•	all personnel and employment records for employees and former employees of GE or any of its subsidiaries that is not a Transferred Subsidiary or SpinCo or any Transferred Subsidiary who are not continuing employees under the Employee Matters Agreement, except to the extent necessary for SpinCo or any Transferred Subsidiary to meet its obligations pursuant to the Separation Agreement or the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	any other assets to the extent not used more than 80% in, arising, directly or indirectly, more than 80% out of, or related more than 80% to, GE Transportation, except (x) SpinCo intellectual property, SpinCo software and SpinCo data/technology and (y) assets expressly to be retained by or transferred to SpinCo or any Transferred Subsidiary pursuant to the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	other than (i) any accounts receivable exclusively between or among GE and any of its subsidiaries on behalf of GE Transportation (and not any other GE business) and (ii) any surviving intercompany accounts (as defined below under “—SpinCo Liabilities”), any intercompany accounts receivable owing from GE or any of its affiliates;

•	(i) all corporate minute books (and other similar corporate records) and stock records of GE and its subsidiaries that are not Transferred Subsidiaries, (ii) any books and records relating to the Excluded Assets, (iii) any books and records or other materials of or in the possession of GE or any of its subsidiaries that is not a Transferred Subsidiary or SpinCo or any Transferred Subsidiary that (A) GE or any of its subsidiaries that is not a Transferred Subsidiary is required by applicable law to retain, (B) GE or any of its subsidiaries that is not a Transferred Subsidiary reasonably believes are necessary to enable it to prepare and/or file tax returns, or (C) GE or any of its subsidiaries that is not a Transferred Subsidiary is prohibited by applicable law from delivering to SpinCo, any Transferred Subsidiary or Wabtec (including by transfer of equity of SpinCo or any Transferred Subsidiary), including any books and records, reports, information or other materials that disclose in any manner the contents of any other books and records, reports, information or other materials that constitute an Excluded Asset under this subclause (C) or (iv) any copies of any books and records that GE or any of its subsidiaries that is not a Transferred Subsidiary retains pursuant to the retention of books and records provision of the Separation Agreement;
•	(i) all records and reports prepared or received by GE or any of its subsidiaries in connection with the disposition of GE Transportation or the Transactions, including all analyses relating to GE Transportation or Wabtec so prepared or received, (ii) all confidentiality agreements with prospective purchasers of GE Transportation or any portion thereof (other than to the extent set forth in the 14th bullet point of the definition of “SpinCo Assets”), and all bids and expressions of interest received from third parties with respect to GE Transportation, and (iii) all privileged materials, documents and records that are not used more than 80% in, do not arise, directly or indirectly, more than 80% out of, or are not related more than 80% to, GE Transportation;
•	any Factored Customer Receivables (as defined below under “—Cash, Debt and Receivables Adjustment”); and
•	certain assets listed on a schedule to the Separation Agreement.

SpinCo Liabilities

The Separation Agreement provides that the liabilities that are to be assumed by SpinCo or a SpinCo Transferred Subsidiary (the “SpinCo liabilities”) include all liabilities of GE, SpinCo and the SpinCo Transferred Subsidiaries to the extent arising from or related to the SpinCo Assets or GE Transportation, existing at or after the Distribution Effective Time and irrespective of whether arising prior to, at or after the Distribution Effective Time and the following liabilities, but excluding any liabilities transferred in the Direct Sale:

•	all liabilities set forth on or reflected in the December 31, 2017 balance sheet included in the unaudited financial statements (including the notes thereto) delivered to Wabtec prior to the date of the Merger Agreement, as the same may change as a result of the operation of GE Transportation between the date of such balance sheet and the Distribution Date;
•	all liabilities under any receivable, payable or loan between GE or any of its subsidiaries on behalf of a GE business other than GE Transportation, on the one hand, and GE or any of its subsidiaries on behalf of GE Transportation, on the other hand, that (i) expressly arises pursuant to any Transaction Document, or (ii) is a receivable or payable arising from purchases or sales of products or services in the ordinary course between GE or any of its subsidiaries on behalf of a GE business other than GE Transportation, on the one hand, and GE or any of its subsidiaries on behalf of GE Transportation, on the other hand (including payables under GE’s trade payables program), including those listed on a specified schedule to the Separation Agreement (collectively, the “surviving intercompany accounts”);
•	all liabilities arising under contracts constituting SpinCo Assets;
•	all liabilities to the extent arising, directly or indirectly, more than 80% out of, or related more than 80% to, GE Transportation (including all liabilities with respect to the SpinCo Assets and Direct Sale Assets), whether accruing before, on or after the Distribution Date (whether direct or indirect, known or unknown, absolute or contingent, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, matured or unmatured or due or to become due as of the Distribution Date);
•	all liabilities, whether accruing before, on or after the Distribution Date, (i) (A) under environmental laws and (B) arising from or relating in any way to the SpinCo Assets, the Direct Sale Assets, GE

Transportation or otherwise to any past, current or future businesses, operations or properties of or associated with the SpinCo Assets, the Direct Sale Assets or GE Transportation or (ii) relating to the use, application, malfunction, defect, design, operation, performance or suitability of, or actual or alleged presence of hazardous materials in, any product or component sold or distributed prior to the Distribution Effective Time by, or service rendered prior to the Distribution Effective Time by or on behalf of, GE (in connection with GE Transportation or otherwise with any past, current or future businesses, operations or properties of or associated with the SpinCo Assets, the Direct Sale Assets or GE Transportation) to any person or entity;

•	all liabilities expressly transferred to, or retained by, SpinCo or any Transferred Subsidiary pursuant to the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement”;
•	all liabilities to the extent arising from or related to any business or line of business disposed of or discontinued, or any facility or other real property disposed of, by or on behalf of GE Transportation prior to the Distribution Date, including under any providing for the sale of any such business, line of business, facility or real property;
•	all liabilities described on a schedule to the Separation Agreement;
•	any liability for taxes expressly transferred to, or retained by, SpinCo or any Transferred Subsidiary pursuant to the Tax Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Tax Matters Agreement”;
•	any warranty, product liability obligation or claim or similar obligation entered into, created or incurred in the course of GE Transportation with respect to its products or services, whether prior to, at or after the Distribution Effective Time;
•	all liabilities allocated to SpinCo or any Transferred Subsidiary under the Transaction Documents;
•	all liabilities to the extent arising under the allocated portion of any contract entered into prior to the Distribution Effective Time to which GE, SpinCo or any Transferred Subsidiary is a party that relates to both (i) GE Transportation and (ii) any other GE business (each a “shared contract”) that is assigned to a member of SpinCo or any Transferred Subsidiary under the Separation Agreement;
•	all liabilities relating to any transferred notes listed on a schedule to the Separation Agreement; and
•	all liabilities to the extent related to (i) indebtedness of SpinCo any SpinCo Transferred Subsidiary (excluding any liabilities solely among SpinCo and any SpinCo Transferred Subsidiaries or among SpinCo Transferred Subsidiaries) (to the extent taken into account in the determination the debt adjustment as more fully described below under “—Cash, Debt and Receivables Adjustment”), (ii) indebtedness of any Direct Sale Transferred Subsidiaries (excluding any liabilities solely between Direct Sale Transferred Subsidiaries) (to the extent taken into account in the determination the debt adjustment as more fully described below under “—Cash, Debt and Receivables Adjustment”) or (iii) the debt financing completed by the Commitment Letter (see the section of this Prospectus entitled “Debt Financing”).

Excluded Liabilities

The Separation Agreement provides that SpinCo and the SpinCo Transferred Subsidiaries will not assume any liabilities of GE to the extent arising from or related to the Excluded Assets or any GE business other than GE Transportation including the following liabilities (the “Excluded liabilities”):

•	any liability to the extent relating to any Excluded Asset;
•	any liability expressly retained by, or transferred to, GE or any of its subsidiaries that is not SpinCo or a Transferred Subsidiary pursuant to the Employee Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Employee Matters Agreement or the Tax Matters Agreement as more fully described in the section of this Prospectus entitled “Other Agreements—Tax Matters Agreement;”
•	other than (i) intercompany accounts payable exclusively between or among GE and its subsidiaries on behalf of GE Transportation (and not any other GE business) and (ii) surviving intercompany accounts

(as defined above under “—SpinCo Liabilities”), any liability for any intercompany accounts payable to GE or any of its affiliates, which intercompany accounts payable will (subject to the foregoing exceptions) be extinguished at the closing of the Transactions;

•	all liabilities, whether presently in existence or arising after the date of the Separation Agreement, relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor employed by GE or any of its subsidiaries that is not a Transferred Subsidiary or, to the extent the relevant engagement was entered into prior to the closing of the Transactions, SpinCo or any Transferred Subsidiary in connection with the transactions contemplated by the Separation Agreement or the Transaction Documents (other than, for the avoidance of doubt, to the extent otherwise provided in any Transaction Document);
•	all Liabilities to the extent relating to (i) the conduct and operation of any GE business other than GE Transportation (including, to the extent relating any GE business other than GE Transportation, any liability relating to, arising out of or resulting from any act or failure to act by any representatives of GE or any of its subsidiaries that is not a Transferred Subsidiary (whether or not such act or failure to act is or was within such person or entity’s authority)) or (ii) any warranty, product liability obligation or claim or similar obligation entered into, created or incurred in the course of any GE business other than GE Transportation with respect to its products or services, whether prior to, at or after the Distribution Effective Time;
•	all liabilities to the extent arising under the allocated portion of any shared contract that is assigned to GE or any of its subsidiaries that is not a Transferred Subsidiary in accordance with the Separation Agreement;
•	all liabilities of GE or any of its subsidiaries that is not a Transferred Subsidiary under the Transaction Documents; and
•	all fines or penalties imposed by any governmental authority relating to the matter set forth on a schedule to the Separation Agreement to the extent relating to filings made by GE prior to the Distribution Effective Time.

Consents and Delayed Transfers

The Separation Agreement provides that parties will cooperate to obtain any third-party consents required in connection with the transactions contemplated by the Separation Agreement. Neither GE nor Wabtec nor any of their respective affiliates will be required to compensate any such third party, commence or participate in any action or offer or grant any accommodation in connection with obtaining any third-party consent or approval, except that Wabtec has agreed to provide a guaranty to each third party requested to eliminate any liability of GE or any of its subsidiaries that is not a Transferred Subsidiary in respect of any contract constituting a SpinCo Asset or Direct Sale Asset.

If and to the extent that any consent or governmental approval with respect to any SpinCo Asset, SpinCo Liability, Direct Sale Asset, Direct Sale Liability, Excluded Asset or Excluded Liability has not been obtained prior to the Distribution Effective Time, then the transfer of any such asset or liability in connection with the Separation will be automatically deemed deferred until such time as all legal impediments are removed and all necessary consents and governmental approvals have been obtained, subject to specified exceptions. Where the transfer of an asset or liability requires the consent of a third party and such consent has not been obtained prior to the Distribution, then, to the extent permitted under such contract and applicable law, the parties to the Separation Agreement will use reasonable best efforts to develop and implement mutually acceptable arrangements to place the applicable party (or affiliate thereof) entitled to receive such asset or liability, as the case may be, insofar as reasonably possible, in substantially the same position as if such asset or liability has been transferred as contemplated by the Separation Agreement. The applicable party (or affiliate thereof) entitled to receive such asset or liability (as applicable) will be deemed to have acquired complete and sole beneficial ownership of such assets as if such asset had been transferred as contemplated by the Separation Agreement and will treat for all tax purposes such assets and liabilities as having been transferred to it as contemplated by the Separation Agreement. The party retaining such asset will hold such asset in trust for the use and benefit and burden of the other (at such other party’s expense) until properly conveyed.

In addition, the parties agreed to use commercially reasonable efforts to separate certain identified shared contracts ((i) that are material to GE Transportation and identified on a schedule to be delivered by Wabtec to GE within 60 days following the date of the Separation Agreement or (ii) with respect to which the parties agree to seek separation prior to the Distribution) into separate contracts effective as of the Distribution Effective Time or as promptly as practicable thereafter so that SpinCo or any Transferred Subsidiary will be entitled to rights and benefits and will assume the related portion of liabilities with respect to each such shared contract to the extent related to GE Transportation and GE and its subsidiaries that are not a Transferred Subsidiaries will have the rights and benefits and will assume the related portion of liabilities with respect to each such shared contract to the extent related to any GE business other than GE Transportation, except that neither party will be required to pay any amount to any third party, commence or participate in any action or offer or grant any accommodation to any third party to obtain any such separation. Upon such separation of such shared contract, the separated contract will be a SpinCo Asset or an Excluded Asset, as applicable. The obligations of the parties to seek separation will terminate on the first anniversary of the Distribution Date or, if earlier with respect to any such identified shared contract, upon the expiration of the term of such shared contract.

Certain Additional Agreements

The Separation Agreement requires that on or prior to the Distribution Date, GE and Wabtec will, and will cause their respective applicable affiliates to, execute and deliver prior to the Distribution Effective Time all conveyance and assumption instruments as may be necessary to effect the Internal Reorganization and the transfers of the SpinCo Assets, the SpinCo Liabilities, the Direct Sale Assets, the Direct Sale Liabilities, the Excluded Assets and the Excluded Liabilities, as applicable, in accordance with the terms of the Separation Agreement.

In addition, on the Distribution Date, each of GE, SpinCo, Wabtec and Direct Sale Purchaser will, and will cause each of their applicable subsidiaries to, execute and deliver each of the Additional Agreements, as more fully described in the section of this Prospectus entitled “Other Agreements.”

Intercompany Agreements and Intercompany Accounts

All contracts between GE or any of its subsidiaries on behalf of any of a GE business other than GE Transportation, on the one hand, and GE or any of its subsidiaries on behalf of GE Transportation, on the other hand, will be terminated at or prior to the Distribution Effective Time, except for certain agreements like the Transaction Documents, conveyance and assignment agreements and certain contracts listed on a schedule to the Separation Agreement. In addition, all outstanding intercompany accounts, including intercompany liabilities, between GE or any of its subsidiaries on behalf of a GE business other than GE Transportation, on the one hand, and GE or any of its subsidiaries on behalf of GE Transportation, on the other hand, will be satisfied, settled or otherwise terminated no later than the Distribution Effective Time, except for any surviving intercompany accounts (as defined above under “—SpinCo Liabilities”).

Cash, Debt and Receivables Adjustment

Within 60 days after the Distribution Date, (i) SpinCo will prepare and submit to GE a statement that sets forth its calculation of (A) the SpinCo Cash Amount (as defined below) as of immediately prior to the Distribution Effective Time, (B) SpinCo Indebtedness (as defined below) as of immediately prior to the Distribution Effective Time, and (C) the Excess Factored Customer Receivables (as defined below), if any, which, in each case, will be prepared in accordance with certain accounting principles set forth on a schedule to the Separation Agreement (the “SpinCo Proposed Statement”) and (ii) Direct Sale Purchaser will prepare and submit to GE a statement that sets forth its calculation of (A) the Direct Sale Cash Amount (as defined below) as of immediately prior to the consummation of the Direct Sale and (B) the Direct Sale Indebtedness (as defined below) as of immediately prior to the consummation of the Direct Sale, which, in each case, will be prepared in accordance with certain accounting principles set forth on a schedule to the Separation Agreement (the “Direct Sale Proposed Statement”).

The Separation Agreement sets forth the procedures to be followed regarding the provision of information and in the event that GE disputes the correctness of the SpinCo Proposed Statement or the Direct Sale Proposed Statement.

If the SpinCo Adjustment Amount (as defined below) or the Direct Sale Adjustment Amount (as defined below), in each case, as finally determined in accordance to the provisions above, is a positive number, then within three business days following the final determination of the SpinCo Adjustment Amount or the Direct Sale Adjustment Amount, as the case may be, SpinCo or Direct Sale Purchaser, as applicable, will pay to GE in immediately available funds via wire transfer an amount equal to such SpinCo Adjustment Amount or the Direct Sale Adjustment Amount, as applicable. If the SpinCo Adjustment Amount or the Direct Sale Adjustment Amount, in each case, as finally determined in accordance to the provisions above, is a negative number, then within three business days following the final determination of the SpinCo Adjustment Amount or the Direct Sale Adjustment Amount, as the case may be, GE will pay to SpinCo or Direct Sale Purchaser, as applicable, in immediately available funds via wire transfer an amount equal to the absolute value of such SpinCo Adjustment Amount or the Direct Sale Adjustment Amount, as applicable.

Under the Separation Agreement, the following terms have the following meanings:

•	“Direct Sale Cash Amount” means, whether positive or negative, as of any time, the aggregate amount of cash and cash equivalents held by any Direct Sale Transferred Subsidiary (in each case other than restricted cash held by any Direct Sale Transferred Subsidiary), including the amount of any checks and drafts (including both written and electronic fund transfer orders) (i) received by any Direct Sale Transferred Subsidiary but not yet deposited and (ii) deposited for the account of any Direct Sale Transferred Subsidiary but not yet cleared as of immediately prior to the consummation of the Direct Sale (but only to the extent actually cleared after such time), except that the value of any cash and cash equivalents held in non-U.S. jurisdictions will be determined in accordance with the accounting principles listed on a schedule to the Separation Agreement. The Direct Sale Cash Amount will be reduced by an amount equal to any cut but uncashed checks as of immediately prior to the consummation of the Direct Sale (to the extent that such cut but uncashed checks are drawn from bank accounts that are included in the Direct Sale Assets or which obligations otherwise constitute Direct Sale Liabilities).
•	“Direct Sale Indebtedness” means, without duplication, any indebtedness of any Direct Sale Transferred Subsidiary, excluding any liabilities solely between Direct Sale Transferred Subsidiaries.
•	“Direct Sale Adjustment Amount” means, whether positive or negative, an amount equal to Direct Sale Closing Cash (as finally determined in accordance with the provisions above) minus Direct Sale Closing Indebtedness (as finally determined in accordance with the provisions above).
•	“SpinCo Cash Amount” means, whether positive or negative, as of any time, the aggregate amount of cash and cash equivalents held by SpinCo or any SpinCo Transferred Subsidiary (in each case other than restricted cash held by SpinCo or any SpinCo Transferred Subsidiary), including the amount of any checks and drafts (including both written and electronic fund transfer orders) (i) received by SpinCo or any SpinCo Transferred Subsidiary but not yet deposited and (ii) deposited for the account of SpinCo or any SpinCo Transferred Subsidiary but not yet cleared as of immediately prior to the Distribution Effective Time (but only to the extent actually cleared after such time), except that the value of any cash and cash equivalents held in non-U.S. jurisdictions will be determined in accordance with the accounting principles listed on a schedule to the Separation Agreement. The SpinCo Cash Amount will be reduced by an amount equal to any cut but uncashed checks as of immediately prior to the Distribution Effective Time (to the extent that such cut but uncashed checks are drawn from bank accounts that are included in the SpinCo Assets or which obligations otherwise constitute SpinCo Liabilities).
•	“SpinCo Indebtedness” means, without duplication, any indebtedness of SpinCo or any SpinCo Transferred Subsidiary, excluding any liabilities solely between SpinCo and any SpinCo Transferred Subsidiaries or between SpinCo Transferred Subsidiaries.
•	“Excess Factored Customer Receivables” means the excess, if any, of (i) the amount of Factored Customer Receivables (as defined below) over (ii) the lesser of (A) $180,000,000 and (B) (1) 60%, multiplied by (2) the Gross Customer Receivables (as defined below).
•	“Factored Customer Receivables” means any Gross Customer Receivables that as of the Distribution Effective Time have been sold to a third party, including General Electric Working Capital Solutions,

LLC, Working Capital Solutions Funding LLC and any person designed by GE as a “factoring entity” following the date of the Separation Agreement, subject to a factoring agreement, as determined in a manner consistent with the historical accounting practices of GE Transportation.

•	“Gross Customer Receivables” means any amounts billed by GE Transportation to customers for the sale and delivery of goods and services that have not yet been collected as of the Distribution Effective Time, as determined in a manner consistent with the historical accounting practices of GE Transportation.
•	“SpinCo Adjustment Amount” means, whether positive or negative, an amount equal to (i) SpinCo Closing Cash (as finally determined in accordance with the provisions above) minus (ii) SpinCo Closing Indebtedness Cash (as finally determined in accordance with the provisions above) minus (iii) Excess Factored Customer Receivables (as finally determined in accordance with the provisions above), if any.

Issuance of SpinCo Common Stock and SpinCo Preferred Stock

On or before the Distribution Date, in connection with the SpinCo Transfer, SpinCo is expected to issue and deliver to GE 8,700,000,000 shares of SpinCo common stock in book-entry form, 15,000 shares of SpinCo Class A preferred stock, 10,000 shares of SpinCo Class B preferred stock and one share of SpinCo Class C preferred stock.

Distribution

The Separation Agreement provides that the Distribution Shares will be distributed to GE’s stockholders in a spin-off.

Conditions to the Distribution and the Direct Sale

The obligations of GE, Wabtec and Direct Sale Purchaser to consummate the Direct Sale and the obligations of GE to commence and consummate the Distribution are subject to the prior or simultaneous satisfaction or, to the extent permitted by applicable law, waiver of each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger and effect the other transactions contemplated by the Merger Agreement (other than those conditions that by their nature are to be satisfied contemporaneously with or immediately following the Direct Sale or the Distribution which such conditions are capable of being satisfied at such date), in each case as described in the section of this Prospectus entitled “The Merger Agreement—Conditions to the Merger.” The parties to the Separation Agreement agree that the Distribution Effective Time will occur on the same date as the closing of the Merger.

Disclaimer

Except as expressly provided otherwise in any Transaction Document, each party, on behalf of itself and each of its affiliates, has agreed that no other party nor any of their respective affiliates is making any representation or warranty of any kind whatsoever, express or implied, to the other parties or any of their respective affiliates or to any other person in respect of the transactions contemplated by the Separation Agreement or any information that may have been exchanged or provided pursuant to the Separation Agreement or any other Transaction Document, and that all SpinCo Assets are being assigned and transferred, and all SpinCo Liabilities are being assumed, on an “as is,” “where is” basis, with no representation or warranty of any kind.

Mutual Release; Indemnification; Limitation of Liability

Both GE and SpinCo will release each other and specified related parties from any and all liabilities existing or arising from any acts or events occurring (or failing to occur) or any conditions existing or alleged to have existed, in each case, on or prior to the Distribution Effective Time. The Separation Agreement, however, provides the release described above will not limit or otherwise affect any person’s rights or obligations pursuant to or contemplated by, or the ability to enforce, any surviving intercompany agreement or surviving intercompany account (as defined above under “—SpinCo Liabilities”).

The Separation Agreement provides that, without limiting the indemnity provisions of the Additional Agreements, following the Distribution Effective Time, GE will indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless SpinCo, its affiliates and their respective representatives and successors and assigns (the “SpinCo indemnitees”) from and against, and will reimburse such SpinCo indemnitees with respect to, any and all liabilities, including damages, losses, deficiencies, obligations, penalties, judgments, settlements, claims, payments, fines and other costs and expenses of any and all actions, demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights under the Separation Agreement (subject to the limitations in the Separation Agreement, “indemnifiable losses”) of the SpinCo indemnitees to the extent arising out of, resulting from or related to (without duplication): (i) any Excluded Liabilities, including the failure of GE or any of its subsidiaries that is not a Transferred Subsidiary to assume any Excluded Liabilities or (ii) any breach by GE or any of its subsidiaries that is not a Transferred Subsidiary of any obligations to be performed by such persons pursuant to the Separation Agreement after the Distribution Effective Time.

In addition, the Separation Agreement provides that, without limiting the indemnity provisions of the Additional Agreements, following the Distribution Effective Time, Wabtec will indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless GE, its affiliates and their respective representatives and successors and assigns (the “GE indemnitees”) from and against, and will reimburse such GE indemnitees with respect to, any and all indemnifiable losses of the GE indemnitees to the extent arising out of, resulting from or related to (without duplication): (i) any SpinCo Liabilities, including the failure of any member of SpinCo or any SpinCo Transferred Subsidiary to assume any SpinCo Liabilities, (ii) any Direct Sale Liabilities, including the failure of Direct Sale Purchaser to assume any Direct Sale Liabilities, or (iii) any breach by SpinCo, any Transferred Subsidiary, Wabtec or Direct Sale Purchaser of any obligations to be performed by such persons pursuant to the Separation Agreement after the Distribution Effective Time.

The Separation Agreement provides that, after the Distribution, the sole and exclusive remedy with respect to any breach of the Separation Agreement or any conveyance and assumption instrument entered into in connection with the Separation Agreement will be a claim for indemnification as described above, except that the foregoing will not impair any person’s right to specific performance or equitable relief under any of the Transaction Documents.

Under the Separation Agreement, the amount of any indemnifiable losses will be reduced by:

•	any insurance proceeds or third-party proceeds actually received by or on behalf of the applicable indemnitee corresponding to any such indemnifiable loss, in each case net of the costs of collection of such indemnifiable loss and any increase in premium attributable thereto, and, in the case of any insurance proceeds, net of any applicable deductible or retention; and
•	any tax benefit actually realized by the applicable indemnitee arising from the incurrence or payment of any such indemnifiable loss (determined on a “with and without” basis and by treating the loss or deduction (or a carryforward thereof) attributable to such indemnifiable loss as the last item taken into account in determining the applicable indemnitee’s tax liability).

All rights and obligations of GE and Wabtec with respect to indemnification for tax matters will be governed by the Tax Matters Agreement and will not be subject to the provisions of the Separation Agreement described in this section (see the section of this Prospectus entitled “Other Agreements—Tax Matters Agreement”).

The Separation Agreement provides for certain limitations in connection with indemnification sought by the parties for indemnifiable losses, including the following:

•	no indemnitee will be entitled to payment or indemnification more than once with respect to the same matter; and
•	no party will have any right to set off any losses (including indemnifiable losses) against any payments to be made by any such party under any other agreement between the parties, including the Transaction Documents.

The Separation Agreement provides each party will, and will cause its subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the indemnifying party to collect or recover, or cooperate with each other in collecting or recovering, any insurance proceeds that may be collectible or recoverable with respect to indemnifiable losses. If an indemnifying party makes any payment for any indemnifiable losses pursuant to the provisions described above, such indemnifying party will be subrogated, to the extent of such payment, to all rights and remedies of the indemnitee to any insurance benefits or other claims of the indemnitee with respect to such indemnifiable losses and the matters giving rise to such indemnifiable losses.

If the indemnification described above is unavailable for any reason to an indemnitee in respect of any indemnifiable loss (other than, and to the extent resulting from, failure to provide notice with respect to any third-party claims in accordance with the Separation Agreement), then the indemnifying party will contribute to the indemnifiable losses incurred, paid or payable by such indemnitee as a result of such indemnifiable loss in such proportion as is appropriate to reflect the relative fault of Wabtec, Direct Sale Purchaser, SpinCo and each Transferred Subsidiary, on the one hand, and GE and each of its subsidiaries that is not Transferred Subsidiaries, on the other hand, in connection with the circumstances which resulted in such indemnifiable loss. Solely for purposes of determining relative fault under the contribution provisions in the Separation Agreement: (i) any fault associated with the conduct of any GE business other than GE Transportation prior to the Distribution Effective Time will be deemed to be allocated to GE and its subsidiaries that are not Transferred Subsidiaries, and no such fault will be deemed to be the fault of SpinCo or any Transferred Subsidiary; and (ii) any fault associated with the conduct of GE Transportation prior to the Distribution Effective Time will be deemed to be the fault of SpinCo and the Transferred Subsidiaries, and no such fault will be deemed to be the fault of GE or any of its subsidiaries that are not Transferred Subsidiaries.

Further Assurances and Certain Additional Covenants

The Separation Agreement addresses additional obligations of the parties relating to, among other things, cash management, insurance, amendments to the Internal Reorganization step plan, access generally, financial statements and accounting, witness services, reimbursement, retention of books and records, confidentiality, privileged matters, ownership of information, further action regarding intellectual property rights and other agreements. Certain of these obligations and covenants are described below.

Further Assurances

Subject to the terms of the Merger Agreement and the Separation Agreement, the Separation Agreement requires that each party use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing or causing to be done, all things necessary, proper or advisable under applicable laws to consummate the Transactions as soon as practicable after the date of the Separation Agreement and as may be otherwise required to consummate and make effective the Transactions.

GE Names and Marks

The Separation Agreement provides that the parties will enter into the Trademark License Agreement with respect to the licensing of certain GE Names and Marks (as defined below) as described below in “Other Agreements—Trademark and Licensing Agreement.” Except as otherwise provided in the Separation Agreement or the Trademark License Agreement, SpinCo and its affiliates will cease and discontinue all uses of the GE Names and Marks immediately upon the Distribution Effective Time. SpinCo, for itself and its affiliates, has agreed that the rights of SpinCo and the Transferred Subsidiaries and their respective affiliates to the GE Names and Marks pursuant to the terms of any trademark agreements or otherwise between GE or any of its affiliates, on the one hand, and SpinCo, any of the Transferred Subsidiaries or their respective affiliates, on the other, will terminate on the Distribution Date and be replaced by such rights as are provided by the Separation Agreement and the Trademark License Agreement.

Under the Separation Agreement, immediately as of the Distribution Date, SpinCo has agreed to, and to cause its affiliates to:

•	except as permitted under the Separation Agreement and the Trademark License Agreement, (i) cease all use of any of the GE Names and Marks on or in connection with all stationery, business cards, purchase orders, lease agreements, warranties, indemnifications, invoices and other similar correspondence and other documents of a contractual nature and (ii) complete the removal of the GE Names and Marks from all product, services and technical information promotional brochures prior to expiration of the Trademark License Agreement;

•	with respect to assets or SpinCo Assets bearing any GE Names and Marks, use their commercially reasonable efforts to relabel such assets or SpinCo Assets or remove such GE Names and Marks from such assets or SpinCo Assets as promptly as practicable, and in any event prior to the expiration of the Trademark License Agreement;
•	not, expressly or by implication, do business as or represent themselves as GE or any of its affiliates;
•	with respect to assets managed, operated or leased after the Distribution Date, represent in writing to the owners or lessors of such assets that such assets are those of SpinCo and its affiliates and not those of GE and its affiliates;
•	except to the extent otherwise provided in the Trademark License Agreement, cooperate with GE and its affiliates in terminating any contracts pursuant to which GE or any of its subsidiaries that is not a Transferred Subsidiary or SpinCo or any of the Transferred Subsidiaries license any GE Names and Marks to customers in connection with GE Transportation;
•	take all necessary action to ensure that other users of any GE Names and Marks, whose rights terminate upon the Distribution Effective Time pursuant to the provisions of the Separation Agreement described above, will cease use of the GE Names and Marks, except as expressly authorized thereafter by GE.
•	except as contemplated by the Trademark License Agreement, promptly after the Distribution Date, but in any event no later than 10 business days after the Distribution Date, make all filings with any and all offices, agencies and bodies and take all other actions necessary to adopt new corporate names, registered names, and registered fictitious names of SpinCo and the Transferred Subsidiaries and their respective affiliates that do not consist in whole or in part of, and are not dilutive of or confusingly similar to, the GE Names and Marks (“new corporate names”), and upon receipt of confirmation from the appropriate registry that such name changes have been effected, provide GE with written proof that such name changes have been effected; and
•	use best efforts to adopt new corporate names as soon as possible after the Distribution Effective Time.

Under the Separation Agreement, “GE Names and Marks” means the names or marks owned, licensed or used by GE, any of its subsidiaries that are not Transferred Subsidiaries or any of their respective affiliates, including names that use or contain “GENERAL ELECTRIC” (in block letters or otherwise), the General Electric monogram, “General Electric Company” and “GE,” either alone or in combination with other words and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words, except those specified on an annex to the Separation Agreement.

Further Action Regarding Intellectual Property Rights

If, after the Distribution Date, GE or SpinCo identifies any item of (i) SpinCo intellectual property, (ii) SpinCo data/technology, (iii) SpinCo software, (iv) registrable intellectual property owned by GE or any of its subsidiaries that was not set forth on the schedules to the Separation Agreement listing the same but for which GE Transportation is responsible as reflected in GE’s intellectual property rights docketing systems (it being understood that GE and SpinCo will discuss in good faith any identified misallocation of designations of responsibility within such docketing systems) (“unscheduled registrable intellectual property”) or (v) intellectual property rights (other than registrable intellectual property and the GE Names and Marks), data or technology owned by GE or any of its subsidiaries that is not used exclusively in GE Transportation or set forth on the schedules to the Separation Agreement listing the same but for which GE Transportation is responsible as reflected in GE’s intellectual property rights docketing systems (it being understood that GE and SpinCo will discuss in good faith any identified misallocation of designations of responsibility within such docketing systems) (“SpinCo docketed intellectual property/data/technology”), in each case, that inadvertently was not previously transferred or set forth on the applicable annex to the Separation Agreement, as applicable, by GE, any of its subsidiaries that are not Transferred Subsidiaries or any of their affiliates to SpinCo, then, to the extent that GE has the right to do so and without paying additional consideration (other than a nominal fee (e.g., $1)) to a third party, GE will (or will cause any of its subsidiaries that are not Transferred Subsidiaries or its affiliates to) transfer such SpinCo intellectual property, SpinCo data/technology, SpinCo software, unscheduled registrable intellectual property or SpinCo docketed intellectual property/data/technology to SpinCo pursuant to the terms of the Separation Agreement for no additional consideration, except that if such transfer requires payment of additional consideration, then SpinCo may elect to have such license so transferred at its own expense.

Further, until such time as the transfers described above have been effected, GE and its subsidiaries that are not Transferred Subsidiaries, on behalf of themselves and their affiliates, have granted to SpinCo and the SpinCo Transferred Subsidiaries, effective as of the Distribution Date, (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such SpinCo intellectual property, SpinCo software, SpinCo data/technology, unscheduled registrable intellectual property, or SpinCo docketed intellectual property/data/technology controlled by GE or any of its subsidiaries that is not a Transferred Subsidiary, as applicable, and its affiliates and (ii) a covenant not to sue with respect to the foregoing activities.

In addition, if, after the Distribution Date, GE or SpinCo identifies any item of GE intellectual property, GE software or GE data/technology (other than unscheduled registrable intellectual property and SpinCo docketed intellectual property/data/technology) that was (i) transferred by GE or any of its subsidiaries that is not a Transferred Subsidiary or any of its affiliates or (ii) owned by SpinCo or a SpinCo Transferred Subsidiary prior to the Distribution Date and that was not transferred to GE or an affiliate of GE prior to the Distribution Date, SpinCo will, or will cause the SpinCo Transferred Subsidiary to, promptly transfer such GE intellectual property, GE software or GE data/technology to GE or its designated affiliate pursuant to the terms of the Separation Agreement for no additional consideration.

Further, until such time as the transfers described above have been effected, SpinCo, on behalf of itself and its affiliates, has granted to GE and its affiliates, effective as of the Distribution Date, (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such GE intellectual property, GE software or GE data/technology controlled by SpinCo or its affiliates and (ii) a covenant not to sue with respect to the foregoing activities.

Third Party Licenses

Under the Separation Agreement, the parties have agreed that, to the extent that any intellectual property rights, software, technology or data included in SpinCo Assets or Direct Sale Assets is licensed or sublicensed from a third party under a contract (other than a contract constituting a SpinCo Asset), such intellectual property rights, software, technology or data is subject to all of the terms and conditions of the contract between GE or any of its subsidiaries that is not a Transferred Subsidiary and such third party pursuant to which such intellectual property rights, software, technology or data has been licensed or sublicensed to GE or any of its subsidiaries that is not a Transferred Subsidiary, as applicable, including limitations to the field or scope of use.

Factored Customer Receivables

Under the Separation Agreement, GE has agreed to cause GE Transportation not to have any accounts receivable of GE Transportation as of the Distribution Effective Time sold or otherwise transferred or divested by GE Transportation to any person or entity, or otherwise subject to any factoring arrangement, as of the Distribution Effective Time, other than Factored Customer Receivables (as defined above under “—Separation of GE Transportation—Cash, Debt and Receivables Adjustment”).

Access to Information

Subject to compliance with the terms of the Transaction Documents and to appropriate restrictions for privileged information or confidential information, until the later of the sixth anniversary of the Distribution Effective Time and the expiration of the applicable statute of limitations, if applicable, and subject to compliance with the terms of the Transaction Documents, upon the prior written reasonable request by GE or SpinCo, the applicable party will use commercially reasonable efforts to provide, as soon as reasonably practicable following the receipt of such request, reasonable access or, to the extent such information is reasonably practicable to identify and extract, copies of such information in the possession or control of such applicable party (or its affiliates), but only to the extent such requested information is not already in the possession or control of the requesting party or any of its affiliates and is necessary for a reasonable business purpose. GE and SpinCo have also agreed to make their respective personnel available during regular business hours to discuss the information exchanged pursuant to the foregoing and inform their respective representatives who have or have access to the other party’s information provided pursuant to the foregoing of their obligation to hold such information confidential in accordance with the provisions of the Separation Agreement.

Matters related to the provision of tax records for tax matters will be governed by the Tax Matters Agreement and will not be subject to the provisions of the Separation Agreement described in this section (see the section of this Prospectus entitled “Other Agreements—Tax Matters Agreement”).

Insurance

From and after the Distribution Date, SpinCo and the Transferred Subsidiaries will cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any insurance policies of GE (“GE insurance policies”) other than (i) any insurance policy issued exclusively in the name and for the benefit of SpinCo or any Transferred Subsidiary, (ii) with respect to any matters covered by an insurance policy that have been properly reported to the relevant insurer(s) prior to the Distribution Date, or (iii) for claims brought solely under certain insurance policies listed on a schedule to the Separation Agreement, for any claim, occurrence, injury, damage or loss that occurred or existed prior to the Distribution Date, in each case under clauses (i) through (iii) above subject to the terms and conditions of the relevant insurance policies and the Separation Agreement, except to the extent otherwise mandated by applicable law.

In addition, SpinCo and the Transferred Subsidiaries agreed to procure all contractual and statutorily obligated insurance at the Distribution Effective Time. In addition, the rights of SpinCo and the Transferred Subsidiaries under subparagraphs (ii) and (iii) of the preceding paragraph are subject to and conditioned upon the following:

•	SpinCo and the Transferred Subsidiaries (A) will be solely responsible for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims; (B) will not, without the written consent of GE, amend, modify or waive any rights of GE or other insureds under any such insurance policies and programs; and (C) will exclusively bear and be liable (and the GE will have no obligation to repay or reimburse SpinCo or any Transferred Subsidiary) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims.
•	With respect to coverage claims or requests for benefits asserted by SpinCo and the Transferred Subsidiaries under the insurance policies listed on a schedule to the Separation Agreement as described in subclause (iii) above, GE will have the right but not the duty to monitor and/or associate with such claims its sole cost and expense. SpinCo and the Transferred Subsidiaries will be liable for any fees, costs and expenses reasonably incurred by GE directly or indirectly through the insurers or reinsurers of the under the insurance policies listed on a schedule to the Separation Agreement as described in subclause (iii) above relating to any unsuccessful coverage claims pursued at SpinCo’s written request. SpinCo and the Transferred Subsidiaries will not assign any under the insurance policies listed on a schedule to the Separation Agreement as described in subclause (iii) of the first paragraph of this section or any rights or claims under such policies.

Notwithstanding anything contained in the Separation Agreement:

•	nothing in the Separation Agreement will limit, waive or abrogate in any manner any rights of GE to insurance coverage for any matter, whether relating to SpinCo or any Transferred Subsidiary or otherwise; and
•	GE will retain the exclusive right to control the GE insurance policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any GE insurance policies and to amend, modify or waive any rights under any such GE insurance policies, notwithstanding whether any such GE insurance policies apply to any liabilities or losses as to which SpinCo or any Transferred Subsidiary has made, or could in the future make, a claim for coverage; provided, that SpinCo and the Transferred Subsidiaries will cooperate with GE with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary in order to permit GE to manage and conduct its insurance matters as it deems appropriate.

The foregoing provisions will not limit, modify or in any way affect the rights and obligations of the parties under the indemnification provisions described above under “—Mutual Release; Indemnification;” provided, however, that any Insurance Proceeds actually collected with respect to a particular indemnifiable loss will be taken into account under and to the extent required by the indemnification provisions of the Separation Agreement. No payments due with respect to the above will be affected by, or be subject to set off against, any payments due pursuant to the cash and indebtedness adjustment provisions of the Separation Agreement discussed above under “—Separation of GE Transportation—Cash, Debt and Receivables Adjustment.” Whenever the insurance provisions of the Separation Agreement, as summarized in this section, require SpinCo or any Transferred Subsidiary to take any action after the closing of the Transactions, such requirement will be deemed to constitute an undertaking on the part of Wabtec to take such action or to cause SpinCo or such Transferred Subsidiary, as applicable, to take such action.

Termination

The Separation Agreement will terminate without further action at any time before the Distribution Effective Time upon termination of the Merger Agreement. If the Separation Agreement is so terminated, no party will have any liability of any kind to any other party or any other person on account of the Separation Agreement, except as provided in the Merger Agreement.

Assignment

The Separation Agreement and the rights and obligations under the Separation Agreement may not be assigned or delegated in whole or in part by any party by operation of law or otherwise without the express written consent of Wabtec, in the case of an attempted assignment or delegation by GE, or GE, in the case of an attempted assignment or delegation by Wabtec, Direct Sale Purchaser or SpinCo, except that Direct Sale Purchaser may assign or delegate any of its rights or obligations pursuant to this Agreement, in whole or in part, to one or more wholly owned subsidiaries of Wabtec (other than Merger Sub or any of its subsidiaries) without the prior consent of GE; provided that such assignment or delegation will not relieve Direct Sale Purchaser of its obligations under the Separation Agreement. Any attempted assignment that is not in accordance with this paragraph will be null and void.

Amendment and Waiver

Except as otherwise provided in the Separation Agreement with respect to the Internal Reorganization or amendments to the step plan for the Internal Reorganization provided by GE to Wabtec prior to the date of the Separation Agreement, no provision of the Separation Agreement may be amended or waived except by an instrument in writing signed by, in the case of an amendment, all of the parties to the Merger Agreement, or, in the case of a waiver, by the party or parties against whom the waiver is to be effective. For any amendments or waivers to the sections of the Separation Agreement relating to amendments and waivers, third-party beneficiaries, governing law, jurisdiction, waiver of jury trial and non-recourse to certain non-parties to the Merger Agreement that, in each case, adversely affect any of Wabtec’s financing sources, the prior written consent of the affected financing sources will be required before such amendment or waiver is effective.

OTHER AGREEMENTS

Wabtec, GE, SpinCo and Merger Sub and certain of their respective subsidiaries and stockholders, directors and officers, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships among GE, SpinCo and Wabtec. The material terms of these agreements are summarized below.

Voting Agreement

In connection with the signing of the Merger Agreement, certain stockholders, directors and officers of Wabtec beneficially owning approximately 10.9% of the outstanding shares of Wabtec entered into the Voting Agreement with GE which will remain in effect until the earliest of (i) the date on which the applicable approval of the Share Issuance and the Wabtec Charter Amendment is obtained from Wabtec stockholders, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, and (iii) one year after GE or Wabtec sends a notice of termination of the Merger Agreement that is not withdrawn prior to the end of such one-year period. This summary is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference into this Prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

With respect to each stockholder party to the Voting Agreement, the Wabtec common stock covered by the Voting Agreement (“covered shares”) includes their existing shares (subject to certain permitted transfers), together with any shares of Wabtec common stock or other capital stock of Wabtec and any shares of Wabtec common stock or other capital stock of Wabtec issuable upon the conversion, exercise or exchange of securities that are as of the relevant date securities convertible into or exercisable or exchangeable for shares of Wabtec common stock or other capital stock of Wabtec, in each case that such specified stockholder has or acquires beneficial ownership of on or after May 20, 2018.

Each stockholder party to the Voting Agreement agreed that until expiration of the Voting Agreement, at any meeting of Wabtec stockholders, such stockholder will:

•	appear or otherwise cause their covered shares to be counted as present for purposes of calculating a quorum; and
•	vote (or cause to be voted), in person or by proxy, all of their covered shares:
○	in favor of the Share Issuance, the Wabtec Charter Amendment and any related action reasonably requested by GE;
○	against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Wabtec in the Merger Agreement or of such stockholder in the Voting Agreement; and
○	against any Acquisition Proposal or Superior Proposal and against any other action, agreement or transaction involving Wabtec or its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or otherwise materially adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the performance by Wabtec of its obligations under the Merger Agreement or by such stockholder of its obligations under the Voting Agreement.

Additionally, each applicable stockholder agreed (i) not to commence or participate in and (ii) to take all actions necessary to opt out of any claim against Wabtec, Merger Sub, GE, SpinCo or any of their respective affiliates relating to the Voting Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby. Furthermore, each applicable stockholder agreed not to, at any time prior to expiration of the Voting Agreement (A) enter into any voting agreement or voting trust with respect to their covered shares, (B) grant a proxy, consent or power of attorney with respect to their covered shares, or (C) knowingly take any action that would make any representation or warranty of such stockholder untrue or incorrect or have the effect of preventing such stockholder from performing any of its obligations under the Voting Agreement.

Until the expiration of the Voting Agreement, each applicable stockholder agreed not to:

•	enter into agreement or take any action that violates or conflicts with (or would reasonably be expected to do the same) such stockholder’s representations, warranties, covenants and obligations under the Voting Agreement, or

•	take any action that could restrict or otherwise affect such stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

Additionally, until expiration of the Voting Agreement, each applicable stockholder agreed not to request registration of the transfer of any of its covered shares or any certificate in respect thereof.

Until expiration of the Voting Agreement, subject to certain exceptions, each applicable stockholder is prohibited from transferring any of such stockholder’s covered shares, beneficial ownership thereof or any other interest therein.

Nothing in the Voting Agreement limits or restricts a stockholder in his or her capacity as a director or officer of Wabtec from acting or voting in such capacity in such person’s sole discretion or exercising such stockholder’s fiduciary duties. No party may assign, delegate or otherwise transfer any of its rights or obligations under the Voting Agreement without the consent of the other parties.

The Voting Agreement terminated on November 14, 2018 following the approval of the Share Issuance and the Wabtec Charter Amendment by Wabtec stockholders.

Shareholders Agreement

In connection with the closing of the Transactions, Wabtec and GE will enter into a Shareholders Agreement governing the rights and obligations of Wabtec, GE and certain of GE’s affiliates with respect to the shares of Wabtec common stock and Wabtec convertible preferred stock issued to GE in connection with the Merger. The Shareholders Agreement sets out, among other things, standstill restrictions, a voting agreement, transfer restrictions and registration rights and procedures as further described below. This summary is qualified by reference to (i) the full text of the form of Shareholders Agreement, which is incorporated by reference into this Prospectus, and (ii) the terms and conditions of the final Shareholders Agreement. See “Where You Can Find More Information; Incorporation By Reference.”

Pursuant to the Merger Agreement, GE will become the beneficial owner of a number of shares of Wabtec common stock in an amount equal to 9.9% of Wabtec’s outstanding common stock (the “Initial Shares”) and 10,000 shares of Wabtec convertible preferred stock (the “Initial Preferred Shares”).

The Initial Shares (including any equity securities of Wabtec issued or issuable directly or indirectly with respect to or on account of the Initial Shares or the Initial Preferred Shares (excluding any additional shares of Wabtec convertible preferred stock issued or issuable directly or indirectly with respect to or on account of the initial Wabtec convertible preferred stock (the “additional preferred shares”)) (the “subject shares”) and the Initial Preferred Shares (including any additional preferred shares) (the “preferred shares”) are subject to the terms of the Shareholders Agreement.

Pursuant to the Shareholders Agreement, from the closing date of the Merger until the earlier of (i) the later of the 24-month anniversary of the closing date of the Merger and the 3-month anniversary of the date that GE and any of its permitted transferees that hold subject shares (“Stockholder Parties”) first cease to beneficially own any subject shares or preferred shares and (ii) a change of control of Wabtec (as defined below), the Stockholder Parties will not, and will cause all of their respective subsidiaries and controlled affiliates not to, directly or indirectly, unless approved by a majority of the Wabtec Board:

•	acquire (or offer or agree to do the same) beneficial ownership of Wabtec common stock, Wabtec convertible preferred stock or any other security of Wabtec other than equity securities of Wabtec issued or issuable directly or indirectly with respect to or on account of the Initial Shares or the Initial Preferred Shares;
•	make any statement or proposal to Wabtec or its stockholders regarding, or make any public announcement, proposal or offer or otherwise solicit or effect (whether directly or indirectly, publicly or otherwise):
○	any business combination, merger, tender offer, exchange offer or similar transaction involving Wabtec or any of its subsidiaries that may reasonably be expected to result in a change of control;
○	any restructuring, recapitalization, liquidation, dissolution or similar transaction involving Wabtec or any of its subsidiaries, including any material divestiture, break-up or spinoff;

○	any acquisition of any equity securities of Wabtec or any of its subsidiaries or rights or options to acquire the same; or
○	the composition of or election of any individual to the Wabtec Board;
•	enter into any discussions, negotiations, arrangements or understandings with respect to the foregoing, or form, join or participate in a “group” with respect to Wabtec common stock or Wabtec convertible preferred stock in connection with any of the forgoing;
•	request, call or seek to call a meeting of Wabtec stockholders, nominate any individual for election to the Wabtec Board at any meeting of stockholders, submit any stockholder proposal to seek representation on the Wabtec Board or any other proposal to be considered by Wabtec stockholders, or recommend that any other Wabtec stockholders vote in favor of, or otherwise publicly comment favorably or unfavorably about, or solicit votes or proxies for, any such nomination or proposal submitted by another stockholder, or otherwise publicly seek to control or influence the Wabtec Board, management or policies of Wabtec;
•	deposit any subject shares, preferred shares or any other Wabtec common stock in a voting trust or similar arrangement or subject such shares to any voting agreement, pooling arrangement or similar arrangement; or
•	take any action which would reasonably be expected to require Wabtec to make a public announcement regarding any of the foregoing.

The foregoing limitations will not (i) preclude confidential proposals made by a Stockholder Party to the Wabtec Board, (ii) limit the activities of any person appointed to the Wabtec Board pursuant to the terms of the Merger Agreement taken in his or her capacity as a director of Wabtec or (iii) preclude the exercise of any rights received as a dividend or other distribution (x) in a rights offering or other issuance in respect of any subject shares or (y) pursuant to the terms of any preferred shares.

For purposes of the Shareholders Agreement, a “change of control” of Wabtec includes an event(s) by which (i) any “person” or “group” directly or indirectly becomes the beneficial owner of 50% or more of outstanding Wabtec common stock, (ii) all or substantially all of the consolidated assets of Wabtec are sold, (iii) Wabtec is consolidated, merged, amalgamated, reorganized or otherwise enters into a similar transaction in which it is combined with another person, unless the persons who beneficially own the outstanding Wabtec common stock immediately before such transaction beneficially own a majority of the outstanding voting securities of the combined, resulting or surviving entity (or its parent) immediately thereafter, (iv) Wabtec stockholders approve of any plan or proposal for liquidation or dissolution, or (v) a majority of the Wabtec Board no longer consists of directors who were (i) a member of the Wabtec Board as of the date of the Shareholders Agreement, (ii) appointed to the Wabtec Board pursuant to the Merger Agreement or (iii) nominated or elected to the Wabtec Board with the approval of a majority of the then-existing Wabtec Board.

For as long as the Stockholder Parties hold subject shares, each Stockholder Party must vote all its shares of Wabtec common stock in the same proportion as the votes cast by all Wabtec common stock not beneficially owned by the Stockholder Parties on such matter. So long as the Stockholder Parties, in the aggregate, hold at least 5% of the then-outstanding Wabtec common stock, Wabtec must meet with such Stockholder Parties’ representatives at such times as they may reasonably request.

Subject to certain exceptions, for a period of 30 days following the closing date of the Merger, in the case of the First Tranche Shares (as defined below), the Stockholder Parties will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any subject shares, preferred shares or any securities convertible into, or exercisable or exchangeable for subject shares, or publicly announce an intention to effect any such transaction. After such periods, subject to certain exceptions, the subject shares and Wabtec convertible preferred stock (including any additional preferred shares) will not be subject to transfer restrictions under the Shareholders Agreement except that the Stockholder Parties will be prohibited from transferring more than 1% of the outstanding Wabtec common stock (whether by transferring subject shares or preferred shares, or any combination thereof) to any person if such Stockholder Party actually knows (after reasonable inquiry) that the transferee holds 2% or more of outstanding Wabtec common stock prior to such transfer.

Pursuant to the Shareholders Agreement and subject to certain exceptions and limited extensions, by no later than 120 days following the closing date of the Merger (the “First Tranche Sell Down Date”), the Stockholder Parties

must sell, transfer or divest their ownership of a number of shares of Wabtec common stock (the “First Tranche Shares”) that is (i) greater than or equal to 5% of the number of shares of Wabtec common stock outstanding immediately after the closing of the Merger and (ii) less than or equal to 10% of the number of shares of Wabtec common stock outstanding immediately after the closing of the Merger. The Stockholder Parties will be restricted in their ability to sell, transfer or otherwise divest any remaining (i) subject shares, (ii) preferred shares or (iii) any securities convertible into, or exercisable or exchangeable for subject shares or preferred shares (the “other securities”) for a period of six months after the pricing date of the First Tranche Shares, after which the Stockholder Parties may sell, transfer or divest a number of shares of Wabtec common stock (the “Second Tranche Shares”) that is less than or equal to 7.5% of the number of shares of Wabtec common stock outstanding immediately after the closing of the Merger. Following the Stockholder Parties' divestiture of the Second Tranche Shares, the Stockholder Parties will be restricted in their ability to sell, transfer or otherwise divest any remaining (i) subject shares, (ii) preferred shares or (iii) other securities for a period of three months, after which point it may divest any remaining subject shares and/or preferred shares. Additionally, on or prior to the first anniversary of the closing date of the Merger, the Stockholder Parties must sell, transfer or otherwise divest subject shares and/or preferred shares such that as of such anniversary, the Stockholder Parties will beneficially own less than 18.5% of the number of shares of Wabtec common stock outstanding immediately after the closing of the Merger. Lastly, by no later than the third anniversary of the closing date of the Merger, the Stockholder Parties must sell, transfer or divest all of the subject shares that they beneficially own. For purposes of determining the number of shares of Wabtec common stock owned by the Stockholder Parties and for purposes of determining the number of shares of Wabtec common stock outstanding, the Wabtec convertible preferred stock will be treated as the Wabtec common stock into which it is convertible. The Shareholders Agreement will terminate with respect to each Stockholder Party at the time such Stockholder Party ceases to beneficially own any subject shares or, if earlier, upon the written agreement of Wabtec and such Stockholder Party.

Employee Matters Agreement

In connection with the Transactions, GE, SpinCo, Wabtec and Direct Sale Purchaser have agreed to enter into an Employee Matters Agreement with respect to the transfer of employees engaged in GE Transportation and related matters, including terms of employment, benefit plans and coverage and other compensation and labor matters. This summary is qualified by reference to (i) the full text of the form of Employee Matters Agreement, which is incorporated by reference into this Prospectus, and (ii) the terms and conditions of the final Employee Matters Agreement, which will be entered into in connection with the completion of the Transactions. See “Where You Can Find More Information; Incorporation By Reference.”

Offers of Employment and Continuing Employment

As of the closing date of the Merger, SpinCo will, or will cause one of its subsidiaries to, and Direct Sale Purchaser will cause a Direct Sale Transferred Subsidiary to, continue to employ each employee of SpinCo (or one of its subsidiaries) or a Direct Sale Transferred Subsidiary, as applicable (including accepting the employment of individuals whose employment automatically transfers to SpinCo, Direct Sale Purchaser or one of their respective subsidiaries as a result of certain transfer regulations), following the Distribution Date. In addition, Direct Sale Purchaser will, or will cause one of its subsidiaries to, offer employment to each other employee of GE or its affiliates who provides at least 80% of his or her business services in support of GE Transportation with such employment commencing on the closing date of the Merger (each, an “Offer Employee”). For Offer Employees who are inactive as of immediately prior to the Distribution, Direct Sale Purchaser will, or will cause one of its subsidiaries to, offer employment to each such inactive employee, provided that such inactive employee is able to commence, and actually commences, active employment with Direct Sale Purchaser (or one of its subsidiaries) no later than 12 months following the Distribution Date (or such longer period as required by applicable law). Each individual who continues or commences employment with Wabtec, SpinCo, Merger Sub or Direct Sale Purchaser in accordance with this paragraph is referred to herein as a “Continuing Employee.”

Terms and Conditions of Employment

For a period of 12 months following the closing date of the Merger, except where superseded by the terms of any collective bargaining agreement entered into on or after the closing date of the Merger, Wabtec and its subsidiaries (including SpinCo, Direct Sale Purchaser and any Direct Sale Transferred Subsidiary), or any of their respective affiliates, will provide to each Continuing Employee (i) at least the same salary or wages, same cash incentive compensation opportunities and same cash bonus opportunities as were provided to such Continuing Employee immediately prior to the Distribution, (ii) employee benefits having a comparable aggregate employer-provided value (including the value of tax qualified and non-tax qualified defined benefit plans and retiree health benefits) to those provided to such Continuing Employee immediately prior to the Distribution (excluding stock options and other equity awards, except as otherwise required by applicable law), and (iii) to the extent required by applicable law or a pension plan or bonus plan assumed by Wabtec or any of its subsidiaries or affiliates in connection with the Transactions, other material terms and conditions of employment as were provided to such Continuing Employee immediately prior to the Distribution.

In addition, Wabtec and its subsidiaries and affiliates will be required to (i) honor all obligations of GE and its affiliates to the Continuing Employees under any cash incentive or bonus program covering such employees as of immediately prior to the Distribution, (ii) pay the Continuing Employees cash incentives or bonuses for the entire applicable performance measurement period which includes the Distribution in accordance with such programs, and (iii) except where superseded by the terms of any collective bargaining agreement entered into on or after the closing date of the Merger, (A) provide vacation benefits to Continuing Employees that are at least as favorable as those provided by GE and its affiliates to such Continuing Employees immediately prior to the Distribution, (B) honor all obligations of GE, SpinCo and their respective affiliates for the accrued, unused vacation and paid time off of such Continuing Employees as of immediately prior to the Distribution, and (C) provide severance benefits to Continuing Employees who are laid off or terminated during the 12-month period following the closing date of the Merger with the same severance benefits that would have applied to the Continuing Employees under a severance or layoff plan of GE or its affiliates immediately prior to the closing date of the Merger (or, if higher, the severance benefits provided under the severance arrangements of Wabtec or one of its subsidiaries or affiliates applicable to similarly-situated employees) and to consider such employees for a pro rata bonus under the terms of a bonus plan of Wabtec, SpinCo or their respective affiliates for the year of termination.

Benefit Plan Assumption

Wabtec and its subsidiaries will assume certain (i) cash-based incentive programs covering the Continuing Employees, (ii) defined benefit pension and termination indemnity plans maintained outside of the United States (with reimbursement or indemnification by GE for certain underfunding with respect thereto), (iii) certain offer letters and employment contracts, and (iv) retention bonus agreements (provided that GE will reimburse Wabtec for any payments under such retention bonus agreements required to be paid by Wabtec that exceed $32,500,000 in the aggregate).

In addition, the parties will effect a transfer of Continuing Employees’ accounts from any health or dependent care flexible spending account plan maintained by GE or its affiliates to the corresponding flexible spending account plans maintained by Wabtec or its subsidiaries.

Allocation of Liabilities

Wabtec and its subsidiaries will generally assume all liabilities relating to the Continuing Employees, as well as all pre-closing liabilities relating to employees of GE who are offered employment with Wabtec and its subsidiaries but who decline such offers of employment and all former employees who, immediately prior to their termination of employment, were employed by SpinCo or one of its subsidiaries or were providing at least 80% of their business services in support of GE Transportation. However, GE and its affiliates will retain all liabilities relating to the current collective bargaining agreements covering Continuing Employees who are based in the U.S. and any employee benefit plans, programs and arrangements that do not transfer to Wabtec or its subsidiaries in connection with the Transactions.

Wabtec and its subsidiaries will reimburse GE and its affiliates for any payments made with respect to claims incurred prior to the closing date of the Merger, by Continuing Employees who are based in the U.S. and their eligible spouses, dependents or qualified beneficiaries under any GE-sponsored benefit plans providing health, disability, worker’s compensation, life insurance or similar benefits.

U.S. Labor Matters

Wabtec (including Direct Sale Purchaser and any of their respective subsidiaries or affiliates) will not assume any collective bargaining agreement between GE, or an affiliate of GE, and any labor organization representing any employees working for GE Transportation and employed in the United States (a “U.S. CBA”). If Wabtec or Direct Sale Purchaser is deemed to be a successor employer under the National Labor Relations Act, Wabtec will, or will cause Direct Sale Purchaser to, recognize and, if requested to, bargain in good faith as a successor employer with any labor organization that has been certified or recognized as the exclusive collective bargaining representative of any Continuing Employees who are Offer Employees.

SpinCo or a Direct Sale Transferred Subsidiary will assume each collective bargaining, works agreement or other agreement entered into between GE, or an affiliate of GE, and any labor union, works council or other labor organization representing any Continuing Employee employed outside of the United States (“Non-U.S. CBAs”), that covers any Continuing Employee employed outside of the United States, otherwise requires assumption by applicable law, or expressly states that such agreement applies to successors. With respect to each Non-U.S. CBA, GE and its affiliates must comply with certain obligations including (i) providing notice of the Distribution and Merger to each labor organization representing employees covered by Non-U.S. CBAs, if required under applicable law; (ii) ensuring that SpinCo or a Direct Sale Transferred Subsidiary recognizes and bargains in good faith with the applicable representative bodies in connection with the Transactions; (iii) complying with any consultation obligations in accordance with applicable law; and (iv) taking no actions in violation of applicable law pertaining to the protection of employee rights in the event of the transfer of undertakings. Wabtec and GE have agreed to cooperate in good faith to ensure that GE meets the foregoing obligations relating to each Non-U.S. CBA.

Prior to the effective time of the Merger, GE or one of its affiliates will comply with any notice and/or collective bargaining obligations under applicable law with respect to the Transactions, including advance notice to Wabtec of any material modifications to any U.S. CBA or Non-U.S. CBA; provided that, prior to the effective time of the Merger, GE retains the sole authority to agree to or implement any modifications.

Wabtec agrees to indemnify GE for any monetary losses suffered by GE or any of its affiliates as a result of pending or future claims asserted under any U.S. CBAs, with the exception of any claims asserted by Offer Employees (or labor organizations representing Offer Employees) pertaining to modification, termination or denial of any employee benefits that are not expressly allocated to SpinCo or a Direct Sale Transferred Subsidiary.

Non-U.S. Continuing Employees

Other than with respect to the collective bargaining agreements described above, the Employee Matters Agreement generally provides that SpinCo and Direct Sale Purchaser will, or will cause one of their respective affiliates to, in addition to meeting the requirements of the Employee Matters Agreement, comply with any additional obligations or standards required by applicable law governing the terms and conditions of employment of Continuing Employees based outside of the United States in connection with the Distribution. In addition, Wabtec will indemnify GE for certain severance or termination indemnities and related liabilities incurred by GE or its affiliates as a result of changes made after the Merger to any benefit plan or other employment terms and conditions for Continuing Employees who are resident outside of the U.S.

Non-Solicitation

GE and its subsidiaries will not, for the 12-month period following the closing date of the Merger, directly or indirectly solicit, induce or attempt to solicit or induce any Continuing Employee who was a member of GE’s executive band or higher immediately prior to the Distribution to leave the employ of Wabtec or its subsidiaries or affiliates. Wabtec and its subsidiaries will not, for the 12-month period following the closing date of the Merger, directly or indirectly induce or attempt to induce to leave the employ of GE or its affiliates any person who at the time occupies, or at any time during the preceding 12 months occupied, a position: (i) assigned to the executive band or higher and working on matters relating to SpinCo, Direct Sale Transferred Subsidiary, the Merger or the Distribution or any subsidiary transferred pursuant to the Direct Sale, or (ii) in connection with the provision of services to Wabtec and its subsidiaries and affiliates pursuant to a transition services agreement.

Tax Matters Agreement

In connection with the Transactions, GE, SpinCo, Wabtec and Direct Sale Purchaser will enter into the Tax Matters Agreement that will govern the respective rights, responsibilities, and obligations of GE, Wabtec, SpinCo and their respective subsidiaries after the Distribution, the Merger and the Direct Sale with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests and other tax matters. This summary is qualified by reference to (i) the full text of the form of Tax Matters Agreement, which is incorporated by reference into this Prospectus, and (ii) the terms and conditions of the final Tax Matters Agreement. See “Where You Can Find More Information; Incorporation By Reference.”

In general, the Tax Matters Agreement will govern the rights and obligations of GE, on the one hand, and SpinCo and Wabtec, on the other hand, after the Distribution with respect to taxes for tax periods (or portions thereof) ending on, before or after the Distribution Date. Subject to certain exceptions, under the Tax Matters Agreement:

•	GE generally will be responsible for (i) taxes of SpinCo and its subsidiaries, and taxes imposed on or in respect of the assets or entities sold and the liabilities assumed pursuant to the Direct Sale, in each case, for tax periods (or portions thereof) ending on or before the Distribution Date, (ii) 100% of applicable transfer taxes relating to the Internal Reorganization and the SpinCo Transfer and 50% of other applicable transfer taxes and (iii) taxes (other than transfer taxes) arising from the making of elections under Section 336(e) of the Code with respect to the Distribution, under Section 338(h)(10) of the Code with respect to the SpinCo Transfer and the Merger and under Section 338(g) of the Code with respect to certain non-U.S. entities; and
•	Wabtec and SpinCo generally will be responsible for (i) taxes of SpinCo and its subsidiaries, and taxes imposed on or in respect of the assets or entities sold and the liabilities assumed pursuant to the Direct Sale, in each case, for tax periods (or portions thereof) ending after the Distribution Date; (ii) 50% of applicable transfer taxes (except for transfer taxes relating to the Internal Reorganization and the SpinCo Transfer); and (iii) taxes (other than transfer taxes) arising from the making of elections under Section 338(g) with respect to certain non-U.S. entities.

Where the Tax Matters Agreement requires a party to pay an amount in respect of another person’s taxes, such party also is generally required to pay related costs and expenses.

In addition, subject to certain exceptions, the Tax Matters Agreement will generally prohibit SpinCo, Wabtec and their respective subsidiaries from taking any action that would reasonably be expected to increase the tax liability of GE or its affiliates with respect to tax periods (or portions thereof) ending on or before the Distribution Date. The Tax Matters Agreement will also provide that GE, Wabtec and their respective subsidiaries will make certain tax elections with respect to the SpinCo Transfer, the Distribution and the Merger and will govern related filing, reporting and other actions by the parties in order to ensure that such tax elections are validly made and effective.

GE and Wabtec intend that the Transactions will generally provide SpinCo, Direct Sale Purchaser and their respective domestic subsidiaries with increased tax bases in their assets equal, in most cases, to their fair market values as of the Distribution Date. These increased tax bases are expected to result in future reductions in Wabtec’s tax liability that would not be realized by Wabtec if GE and Wabtec were to engage in a tax-free transaction. The Tax Matters Agreement will require Wabtec to pay certain amounts, capped at a specified total, to GE as and when Wabtec realizes actual cash tax savings on account of such reductions in its tax liability. Wabtec’s obligation to pay such amounts may be accelerated or increased upon the occurrence of certain specified events, including late payments by Wabtec, breaches by Wabtec of its obligations under the Tax Matters Agreement, or the occurrence of an insolvency, a bankruptcy or a similar proceeding, a default under a material lending arrangement, or a related event, in each case, with respect to Wabtec or its affiliates. GE will be required to repay certain amounts received under the Tax Matters Agreement on account of tax benefits of Wabtec that are later disallowed.

The Tax Matters Agreement will be binding on and inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

IP Cross License Agreement

Prior to the Distribution Effective Time, GE and SpinCo will enter into the IP Cross License Agreement, pursuant to which (i) GE will license to SpinCo certain intellectual property, software, technology, data and GE materials, and (ii) SpinCo will license to GE certain intellectual property, software, technology and data all as further described below. The IP Cross License Agreement will continue until terminated and may only be terminated upon mutual written agreement; however, the licenses granted thereunder survive termination.

Grants from GE to SpinCo

Pursuant to the IP Cross License Agreement, GE will grant to SpinCo the following rights and licenses (subject to the terms and conditions of any third party agreement pursuant to which applicable intellectual property, software, technology or data has been licensed to GE) along with certain covenants not to sue with respect to such rights and licenses:

•	GE will grant to SpinCo and its subsidiaries a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, non-sublicensable and non-transferable (except as described below), perpetual right and license to use certain specified GE software solely as used (or contemplated to be used) by GE Transportation as of the date of the IP Cross License Agreement. The IP Cross License Agreement also prohibits marketing or reselling any element of such GE software;
•	GE will grant to SpinCo and its subsidiaries a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, non-sublicensable and non-transferable (except as described below), perpetual right and license to use, improve, and commercialize certain specified GE intellectual property, GE technology, and GE data (collectively, the “Specified GE Licensed Items”) as used (or contemplated to be used) by GE Transportation as of the date of the IP Cross License Agreement, subject to certain restrictions;
•	GE will grant to SpinCo and its subsidiaries a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, non-sublicensable and non-transferable (except as described below), perpetual right and license allowing SpinCo to use certain specified GE materials and create and develop improvements thereto; and
•	The licenses permit sublicensing to (i) an acquirer of all or substantially all of the assets of SpinCo and its subsidiaries to which the IP Cross License Agreement relates or (ii) customers or end-users in connection with products or services provided in substantially the same manner that such sublicenses were granted as of the Distribution Date.

Grants from SpinCo to GE and its Affiliates

Pursuant to the IP Cross License Agreement, SpinCo will grant to GE the following rights and licenses (subject to the terms and conditions of any third party agreement pursuant to which the applicable intellectual property, software, technology or data has been licensed to SpinCo) along with certain covenants not to sue with respect to such rights and licenses:

•	SpinCo will grant to GE and its affiliates a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, non-sublicensable and non-transferable (except as described below), perpetual right and license to use certain specified SpinCo software, subject to certain restrictions;
•	SpinCo will grant to GE and its affiliates a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, non-sublicensable and non-transferable (except as described below), perpetual right and license to use, improve, and commercialize certain specified SpinCo intellectual property, SpinCo technology and SpinCo data (collectively, the “Specified SpinCo Licensed Items”) subject to certain restrictions; and
•	The licenses permit sublicensing to an acquirer of any of the businesses, a line of business, or all or substantially all of the operations or assets of GE or such affiliates to which the IP Cross License Agreement relates.

Under the IP Cross License Agreement, each party will retain the sole right, but not the obligation, to protect the intellectual property, software, technology and data owned by such party.

The IP Cross License Agreement will place restrictions on SpinCo’s use of the Jenbacher Type 6 Engine Platform and the intellectual property rights therein and on GE’s use of the Powerhaul P616/P612 and the intellectual property rights therein. Additionally, pursuant to the IP Cross License Agreement, GE will agree not to assert certain claims it may have against SpinCo arising solely out of SpinCo’s internal use of Six Sigma and LEAN software, documentation and materials owned by GE or any of its affiliates relating to the Six Sigma program. GE will also have certain obligations to assist SpinCo in its efforts to obtain non-exclusive licenses related to the Six Sigma program.

The IP Cross License Agreement is not assignable, in whole or in part, by SpinCo without the prior written consent of GE; except SpinCo may assign the IP Cross License Agreement (i) in whole but not in part, to an affiliate in connection with a corporate reorganization or (ii) in whole or in part to a subsidiary. GE is permitted, without the consent of SpinCo, to assign the IP Cross License Agreement or any of its rights and obligations thereunder to an affiliate that expressly assumes all of its obligations.

Trademark License Agreement

In connection with the Transactions, GE and SpinCo will enter into the Trademark License Agreement, effective as of the Distribution Date, pursuant to which GE will grant to SpinCo a license to use certain of the GE Names and Marks. Unless terminated or extended, the Trademark License Agreement will expire five years after the Distribution Date, but may be renewed by SpinCo, upon written notice to GE, for one additional five year period. All terms of the Trademark License Agreement will also remain in effect throughout any applicable grace period granted thereunder.

Under the Trademark License Agreement, GE will grant to SpinCo a personal, non-exclusive, non-transferable, non-assignable (except as described below), non-sublicensable (except to certain permitted subsidiaries as described below), license during the term of the Trademark License Agreement and any grace period to use certain of the GE Names and Marks only (i) as part of the new corporate name of SpinCo or certain of its subsidiaries or (ii) in connection with the manufacture by or for SpinCo or certain of its subsidiaries (including the right to have manufactured by vendors approved by GE) and the display, sale, marketing, advertising, promotion and distribution of certain licensed products. Licensed products include existing products and services bearing the applicable licensed GE Names and Marks that are sold in the licensed territory by GE Transportation under such GE Names and Marks as of the Distribution Date. SpinCo may request that the foregoing license be extended to cover additional products or services subject to GE’s written approval.

The territory in which SpinCo will be permitted to use the licensed GE Names and Marks is worldwide, except for Cuba (unless SpinCo has a license or other authorization from the U.S. government permitting SpinCo’s operation in Cuba with respect to the licensed products), Iran, North Korea, Syria and any other country(ies) that the U.S. government or GE reasonably determines is a state sponsor of terrorism and GE does not conduct business in such country(ies), upon written notice to SpinCo. The Trademark License Agreement also prohibits exercise of any rights granted under it with respect to any jurisdiction (i) in which the licensee group, its affiliates or GE is not permitted to conduct business, and (ii) to the extent that GE makes a policy determination that it and its affiliates will cease doing business in such jurisdiction.

The foregoing license will be royalty-free during the initial term and, if applicable, the renewal term. If the license is extended to cover additional products or services, it will be royalty-bearing at GE’s then-current royalty rates.

Additionally, use of the licensed GE Names and Marks pursuant to the foregoing license must be in strict accordance with certain of GE’s quality, safety, usage and other guidelines as well as other restrictions, covenants and approval rights granted to GE in the Trademark License Agreement.

Sublicensing of the rights and licenses will only be permitted when to one of SpinCo’s direct or indirect subsidiaries engaged in the GE Transportation business as of the Distribution Date and which has executed an agreement to be bound by all obligations of SpinCo under the Trademark License Agreement.

GE retains exclusive ownership of the licensed GE Names and Marks. All goodwill, rights or interests that might be acquired by the use of the licensed GE Names and Marks by the licensee group inure to the sole benefit of GE.

The Trademark License Agreement also governs the parties’ rights and obligations with respect to registration as well as enforcement and defense of third party claims relating to the licensed GE Names and Marks. GE retains the sole right to protect the licensed GE Names and Marks in its sole discretion, including deciding whether and how to file and prosecute applications to register the licensed GE Names and Marks, whether to abandon such applications or registrations, and whether to discontinue payment of any maintenance or renewal fees with respect to any such registrations. GE retains the sole and exclusive right to determine whether or not action will be taken due to or against third party infringements or to otherwise terminate such infringements.

Should GE’s trademark counsel render a legal opinion that concludes that use of the licensed GE Names and Marks becomes threatened as a result of a claim by a third party or applicable law or rule, regulation or policy of a governmental authority, then the licensee group must use its reasonable best efforts to cease use of the licensed GE Names and Marks upon notice from GE. In addition, in the event of any such opinion, GE’s and SpinCo’s respective trademark counsel will negotiate in good faith an amendment that modifies the Trademark License Agreement to the extent reasonably necessary to address the legal issue arising out of such third party claim or applicable law or rule, regulation or policy.

Except for liability for indemnification, GE’s total liability under or related to the Trademark License Agreement is limited to $1,000.

The Trademark License Agreement is not assignable, in whole or in part, by operation of law or otherwise without the prior written consent of both parties, except that GE is permitted to assign its rights and obligations to affiliates. Furthermore, the licensee group is prohibited from extending, sublicensing, conveying, pledging, encumbering, or otherwise disposing of the Trademark License Agreement or its rights or interest thereunder without the prior written consent of GE.

SpinCo will have the right to terminate the Trademark License Agreement upon six months’ prior notice to GE. GE will have the right to terminate the Trademark License Agreement in the event of certain listed events including a change of control of SpinCo or certain of its subsidiaries without notice to and prior written consent of GE. For purposes of the Trademark License Agreement, “change of control” includes, with respect to SpinCo or the applicable subsidiary, the acquisition, directly or indirectly, of control of SpinCo or such subsidiary by a third party, either alone or pursuant to an arrangement or understanding with one or more persons.

The Trademark License Agreement also governs the parties’ obligations with respect to recalls. Specifically, SpinCo bears any and all costs related to any product recall of licensed products, whether voluntary or required by a governmental authority or GE.

Transition Services Agreement

GE and SpinCo will enter into the Transition Services Agreement on the Distribution Date. Pursuant to the Transition Services Agreement, GE will provide SpinCo and its subsidiaries with certain services, including information technology, supply chain, financial, human resources and other specified services, as well as access to certain of GE’s existing facilities. In addition, SpinCo will provide GE with certain limited post-Distribution services and facility access. The full scope of the transition services to be provided under the Transition Services Agreement will continue to be refined and supplemented by GE and SpinCo prior to the date of the Distribution.

The services provided by GE to SpinCo and by SpinCo to GE are generally planned to extend for an initial term of 18 to 24 months. In most cases, a recipient of a given service under the Transition Services Agreement can terminate the service prior to the applicable expiration date upon advanced notice given to the service provider (which, depending on the service, can be up to six months’ prior notice), provided the recipient pays the additional costs incurred by the provider in connection with the early wind-down of the service. Certain individual services may be extended at no additional premium upon 60 days’ prior written notice by the recipient and the provider will not unreasonably withhold its consent to any such extension requests, however, the total service period (including any extensions) with respect to any service may not extend more than 24 months following the Distribution Date.

Services are generally provided at a base monthly service fee per service and the provider is permitted to increase a given service fee in the event that the provider’s direct costs of providing such a service increases.

Additional Agreements

GE and SpinCo expect to enter into other commercial agreements or arrangements in connection with the separation of the operations of GE Transportation from GE, including, without limitation, agreements relating to certain research and development activities and co-location services.

DEBT FINANCING

Overview

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. The Credit Agreement is expected to have approximately $812 million of unused availability immediately following consummation of the Transactions. In addition, the Credit Agreement contains an uncommitted accordion feature allowing Wabtec to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment.

The proceeds of the Refinancing Term Loan were used to refinance, in part, that certain Second Amended and Restated Refinancing Credit Agreement, dated as of June 22, 2016, by and among Wabtec, the other borrowers from time to time party thereto, the guarantors from time to time party thereto, the lenders from time to time party thereto, PNC Bank, National Association, as administrative agent, and the other agents from time to time party thereto. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. The Revolving Credit Facility will be used for working capital needs and general corporate expenses.

The Credit Agreement

Guarantors

Pursuant to the Guarantee Agreement, dated as of June 8, 2018, by and among Wabtec, the subsidiary guarantors party from time to time thereto, and PNC Bank, National Association, as administrative agent, the obligations of the Borrowers under the Credit Agreement are guaranteed by certain of Wabtec’s wholly owned subsidiaries, subject to certain carve-outs and exceptions.

Interest Rate; Commitment Fee

Wabtec will pay interest on the unpaid principal amount of each loan under the Credit Agreement at a rate per annum equal to (i) the sum of the alternate base rate plus an applicable margin for ABR loans or (ii) LIBOR plus an applicable margin for LIBOR loans, which margins are subject to certain step-ups and step-downs based on the lower of the pricing corresponding to (A) Wabtec’s Leverage Ratio (as defined below) or (B) Wabtec’s ratings by Moody’s Investors Service, Inc., S&P Global Ratings or Fitch Ratings, Inc. of its senior unsecured non-credit enhanced long-term indebtedness for borrowed money (the “Applicable Ratings”), ranging from (A) 0.00% to 0.875% in the case of ABR loans and (B) 1.00% to 1.875% in the case of LIBOR loans. Wabtec will pay to the Administrative Agent, for the account of each lender under the Revolving Credit Facility, an unused commitment fee calculated at the applicable rate based on the lower of the pricing corresponding to (i) Wabtec’s Leverage Ratio or (ii) Wabtec’s Applicable Rating, ranging from 0.10% to 0.30%.

Repayment; Maturity

The Refinancing Term Loan amortizes in equal quarterly installments of 2.50% of the original principal amount of the Refinancing Term Loan, with the balance due on June 8, 2021. The Delayed Draw Term Loan will amortize in equal quarterly installments of 2.50% of the original principal amount of the Delayed Draw Term Loan, beginning after the funding of the Delayed Draw Term Loan and with the balance due on the third anniversary of such date. The Revolving Credit Facility will mature on June 8, 2023.

Prepayments

Voluntary prepayments of loans in whole or in part may be made at any time without premium or penalty, (i) on three business days’ notice not later than 11:00 a.m. local time in the case of prepayment of LIBOR loans denominated in US Dollars, (ii) on four business days’ notice not later than 11:00 a.m. local time in the case of prepayment of LIBOR loans denominated in an alternative currency or loans at the applicable average rate per annum for Canadian Dollar bankers acceptances as displayed on the applicable Bloomberg page (currently BTMM CA) (“CDOR”), and (iii) on one business day’s notice not later than 11:00 a.m. local time in the case of prepayment of ABR loans; provided that prepayment of term or revolving LIBOR loans shall be subject to reimbursement for any related breakage costs. Voluntary prepayments will be applied ratably to the loans included in such prepayments.

The Credit Agreement requires that Wabtec (or the applicable borrower) make mandatory prepayments under the Revolving Credit Facility if, on any date, the aggregate revolving exposure exceeds 103% of the aggregate revolving commitment not later than three business days’ following such date. In addition, Wabtec (or the applicable borrower) shall make mandatory prepayments under the Revolving Credit Facility if, on any date, the aggregate revolving exposure exceeds the aggregate revolving commitment on the last day of any interest period for any LIBOR or CDOR revolving loan and not later than three business days’ following such date for any ABR revolving loan.

Representations; Covenants

The Credit Agreement contains customary representations and warranties by Wabtec and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. Wabtec and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on Wabtec and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds.

In addition, Wabtec is required to maintain (i) a ratio of EBITDA to interest expense of at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a ratio of total debt, less unrestricted cash up to $300.0 million, to EBITDA (“Leverage Ratio”), calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event Wabtec completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition.

Events of Default

Events of default under the Credit Agreement include the following (with customary qualifications and exceptions):

•	nonpayment of principal, interest, fees or other amounts;
•	nonpayment of other material indebtedness;
•	non-compliance with loan documents, including violation of any covenants in the Credit Agreement;
•	inaccuracy of representations and warranties;
•	ERISA events;
•	material judgments;
•	actual or asserted invalidity of any loan documents;
•	change of control; and
•	bankruptcy, insolvency, or inability or refusal to pay debts as they become due.

The New Wabtec Notes

On September 14, 2018, Wabtec completed a public offering and sale of (i) $500 million aggregate principal amount of its Floating Rate Senior Notes, (ii) $750 million aggregate principal amount of its 2024 Notes and (iii) $1.25 billion aggregate principal amount of its 2028 Notes. The offering and sale of the New Wabtec Notes was made pursuant to Wabtec’s shelf registration statement (No. 333-219657) filed with the SEC.

The New Wabtec Notes were issued pursuant to the New Wabtec Notes Indenture.

The Floating Rate Notes bear interest at a floating rate equal to the three-month LIBOR (as defined in the New Wabtec Notes Indenture) plus 1.05% per year and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 2018. The 2024 Notes bear interest at 4.150% per year and the 2028 Notes bear interest at 4.700% per year, in each case, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2019. The interest rate payable on the New Wabtec Notes is subject to adjustment based on certain rating events.

The Floating Rate Notes will mature on September 15, 2021; the 2024 Notes will mature on March 15, 2024; and the 2028 Notes will mature on September 15, 2028.

Wabtec may redeem the Floating Rate Notes, in whole or in part, at any time on or after September 16, 2019 at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Wabtec may redeem the 2024 Notes at any time prior to February 15, 2024, in whole or in part, by paying a “make-whole” premium, as described in the New Wabtec Notes Indenture. At any time on or after February 15, 2024, Wabtec may redeem the 2024 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Wabtec may redeem the 2028 Notes at any time prior to June 15, 2028, in whole or in part, by paying a “make-whole” premium, as described in the New Wabtec Notes Indenture. At any time on or after June 15, 2028, Wabtec may redeem the 2028 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

All payments with respect to the New Wabtec Notes are fully and unconditionally guaranteed, jointly and severally, on an unsecured basis by each of Wabtec’s current and future subsidiaries that is a guarantor under the Credit Agreement or any other debt of Wabtec or any other guarantor.

If a change of control triggering event (as defined in the New Wabtec Notes Indenture) occurs, Wabtec must make an offer to purchase the New Wabtec Notes of each series at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

In the event (i) the Transactions have not closed by 5:00 p.m., New York City time, on August 20, 2019 (the “Special Mandatory Trigger Date”), or (ii) the Merger Agreement and the Separation Agreement are terminated, other than in connection with the consummation of the Transactions, at any time prior to the Special Mandatory Trigger Date, Wabtec will be required to redeem the New Wabtec Notes of each series, in whole at a special mandatory redemption price equal to 101% of the principal amount of such New Wabtec Notes, plus accrued and unpaid interest from the last date on which interest was paid or, if interest has not been paid, the issue date of such New Wabtec Notes, to, but not including, the payment date of such special mandatory redemption.

The New Wabtec Notes are subject to customary events of default, as set forth in the New Wabtec Notes Indenture. The New Wabtec Notes are subject to covenants that limit Wabtec’s ability, and the ability of Wabtec’s restricted subsidiaries, to (i) incur, suffer to exist or guarantee any debt secured by certain liens and (ii) enter into sale and leaseback transactions, in each case, subject to exceptions and qualifications, as set forth in the New Wabtec Notes Indenture.

The New Wabtec Notes are Wabtec’s senior unsecured obligations and rank equally in right of payment with Wabtec’s other senior unsecured indebtedness outstanding from time to time. The New Wabtec Notes are effectively subordinated to Wabtec’s existing and future secured indebtedness to the extent of the assets securing that indebtedness and effectively subordinated to any existing and future indebtedness and other liabilities, including trade payables, of Wabtec’s subsidiaries that do not guarantee the New Wabtec Notes. The guarantees of the New Wabtec Notes will be the senior unsecured obligations of each guarantor, ranking equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of such guarantor. The guarantees of the New Wabtec Notes will be effectively subordinated to existing and future secured indebtedness of such guarantor to the extent of the value of any assets securing that indebtedness and effectively subordinated to the existing and future indebtedness and other liabilities of subsidiaries of such guarantor that do not guarantee the New Wabtec Notes.

The foregoing is a summary of the material terms of the New Wabtec Notes Indenture. Accordingly, the foregoing is qualified in its entirety by reference to the full text of the New Wabtec Notes Indenture. See “Where You Can Find More Information; Incorporation By Reference.”

INFORMATION ON WABTEC

Overview

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, is a Delaware corporation with headquarters in Wilmerding, Pennsylvania. George Westinghouse founded the original Westinghouse Air Brake Co. in 1869 when he invented the air brake. Westinghouse Air Brake Company was formed in 1990 when it acquired certain assets and operations from American Standard, Inc., now known as Trane. The company went public on the New York Stock Exchange in 1995. In 1999, the company merged with MotivePower Industries, Inc. and adopted the name Wabtec. In 2017, Wabtec acquired Faiveley Transport, a leading provider of value-added, integrated systems and services, principally for the global transit rail market. Today, Wabtec is one of the largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. Wabtec also builds new switcher and commuter locomotives, and provides aftermarket services. Wabtec has roughly 18,000 employees and facilities located throughout the world.

Wabtec provides its products and services through two principal business segments, the Transit Segment and the Freight Segment, both of which have different market characteristics and business drivers. The acquisition of Faiveley Transport significantly strengthened Wabtec’s capabilities and presence in the worldwide transit market.

The Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; builds new commuter locomotives; and refurbishes passenger transit vehicles. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of passenger transit vehicles and buses around the world. Demand in the transit market is primarily driven by general economic conditions, passenger ridership levels, government spending on public transportation, and investment in new rolling stock. The addition of Faiveley Transport’s key products strengthened Wabtec’s presence in the following areas: high-speed braking and door systems; heating, ventilation and air conditioning systems; pantographs and power collection; information systems; platform screen doors and gates; couplers; and aftermarket services, maintenance and spare parts. Geographically, Faiveley Transport significantly strengthened Wabtec’s presence in the European and Asia Pacific transit markets.

The Freight Segment primarily manufactures and services components for new and existing locomotives and freight cars; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; overhauls locomotives; and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. Demand is primarily driven by general economic conditions and industrial activity; traffic volumes, as measured by freight carloadings; investment in new technologies; and deliveries of new locomotives and freight cars.

For a more detailed description of the business of Wabtec, see Wabtec’s annual report on Form 10-K for the year ended December 31, 2017, which is included in the appendices hereto or incorporated by reference in this Prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Wabtec’s Business After the Consummation of the Transactions

The combination of GE Transportation with Wabtec’s existing business is intended to add GE Transportation’s global digital solutions and supplier relationships in the rail, mining, marine, stationary power and drilling industries to Wabtec’s broad range of freight, transit and electronics solutions.

Wabtec expects the Transactions to have the following strategic benefits:

•	Increased Scale and Diversification of Wabtec’s Product Portfolio with Focus on Transportation Industry. As a result of the Transactions, Wabtec expects the combined business to be one of the world’s largest providers of technology-enabled equipment, systems and services for the locomotive, freight and passenger rail industries with approximately $8.0 billion in revenue and 25,000 employees in 52 countries.

•	Complementary Digital Technologies. GE Transportation will contribute a comprehensive digital portfolio and leading engineering and technical intellectual property to Wabtec, providing electronics and digital technologies that position the combined company to meet growing demand for train intelligence and network optimization.
•	Enhanced Aftermarket and Services Opportunities. The combined entity will have an installed base of over 22,500 locomotives and content on virtually all North American locomotives and freight cars, which enables significant opportunities in the high-margin aftermarket parts and services business and mitigates the combined company’s exposure to cycles.
•	Significant Operating Synergies. The consummation of the Transactions is expected to generate $250.0 million total run-rate operating synergies, driven by cost and revenue opportunities, within four years after closing.
•	Improved Financial Profile. The consummation of the Transactions will enhance Wabtec’s margins and revenue growth opportunities with strong free cash flow generation to enable strategic deleveraging. The combination is also expected to generate a net tax benefit of approximately $1.1 billion over the next 15 years.

Prior to the consummation of the Transactions, certain functions for GE Transportation have generally been performed under GE’s centralized systems and, in some cases, under contracts that are also used for GE’s other businesses which are not being sold in the Direct Sale or assigned to SpinCo as part of the Transactions. To enable Wabtec to manage an orderly transition in its operation of GE Transportation, GE or its subsidiaries and SpinCo or the SpinCo Transferred Subsidiaries will enter into the Additional Agreements relating to, among other things, intellectual property, employee matters, tax matters, research and development and transition services. See “Other Agreements—Additional Agreements.”

Wabtec’s Liquidity and Capital Resources After the Consummation of the Transactions

Wabtec had current assets of $2.27 billion, total assets of $6.58 billion, current liabilities of $1.57 billion and long-term debt of $1.82 billion as of December 31, 2017. Following the consummation of the Transactions, Wabtec’s total assets and liabilities will increase significantly.

On a pro forma basis (as described in “Unaudited Pro Forma Condensed Combined Financial Statements”), Wabtec would have had current assets of $4.07 billion, total assets of $18.40 billion, current liabilities of $3.16 billion and long-term debt of $4.69 billion as of September 30, 2018. Wabtec’s cash from operations was $188.8 million for the year ended December 31, 2017. Wabtec also expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of GE Transportation.

Wabtec believes that the combination of GE Transportation with Wabtec’s existing business will result in anticipated realization of $250.0 million total run-rate operating synergies, driven by cost and revenue opportunities, within four years after closing. If Wabtec is able to increase sales to new and existing customers and access new product and services markets as a result of the Transactions, Wabtec estimates that additional annualized synergies potentially may be achievable.

Wabtec expects to incur significant, one-time costs in connection with the Transactions, some of which will be capitalized, including approximately $35.0 million of financing-related fees, approximately $60.0 million of transaction-related costs (including advisory, legal, accounting and other professional fees) and approximately $88.0 million of transition and integration-related costs (a portion of which will be incremental capital spending), which Wabtec management believes to be necessary to realize the anticipated synergies from the Transactions. The incurrence of these costs may have a material adverse effect on Wabtec’s liquidity, cash flows and operating results in the periods in which they are incurred. The transition and integration-related costs will be incurred during the first three years following the consummation of the Transactions, and will primarily be funded through cash generated from operations. No assurances of the timing or amount of synergies able to be captured, or the costs necessary to achieve those synergies, can be provided.

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) the $1.2 billion Revolving Credit Facility, which replaced Wabtec’s previous revolving credit facility, (ii) the $350.0 million Refinancing Term Loan, which refinanced Wabtec’s previous term loan, and (iii) the $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge

Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. See “Debt Financing.”

Wabtec anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Credit Agreement, which is expected to have $812 million of unused availability immediately following the consummation of the Transactions. Wabtec expects that these sources of liquidity will be sufficient to make required payments of interest and principal on the outstanding Wabtec debt and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions described above, and the costs of future acquisitions. Wabtec expects that it will be able to comply with the financial and other covenants of its existing debt arrangements and the covenants under the agreements governing the Credit Agreement and the New Wabtec Notes.

For more information on GE Transportation’s and Wabtec’s existing sources of liquidity, see the section of this Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation” and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, which is included in the appendices hereto or incorporated by reference in this Prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

Directors and Officers of Wabtec Before and After the Consummation of the Transactions

Board of Directors

The Wabtec Board currently consists of 12 directors. In connection with the Transactions, the size of the Wabtec Board will be increased to include three additional directors, each of whom is required to be independent as defined in the listing standards of the NYSE, to be designated as nominees by GE (subject to the nominees being reasonably acceptable to the Nominating and Corporate Governance Committee of the Wabtec Board). See “The Merger Agreement—Post-Closing Wabtec Board of Directors and Officers.”

Listed below is the biographical information for each person who is currently a member of the Wabtec Board:

Philippe Alfroid has over three decades of experience in executive and board positions in a variety of industries, including the transportation industry and large international companies. His knowledge of the transportation industry, understanding of Wabtec and his experience as a director of Faiveley Transport, S.A., make him well suited to provide guidance to the Wabtec Board while Faiveley has been integrated with Wabtec.

Raymond T. Betler currently is the President and Chief Executive Officer of Wabtec, a position he has held since May 2014. As a member of Wabtec’s Executive Office since 2008 and as Chief Operating Officer from 2010 to 2014, he has helped to lead Wabtec on an unprecedented record of growth. His leadership, business acumen and more than three decades of experience in the transportation industry have played an important role in Wabtec’s recent success. Through his service on corporate and non-profit boards, he has developed insight into corporate governance and public company issues.

Robert J. Brooks had an extensive career as an executive at Wabtec, including serving as its Chief Financial Officer for many years. His thorough knowledge of Wabtec and the rail industry, and his financial background and experience have enabled him to provide an important executive and leadership perspective to the Wabtec Board and to Wabtec.

Erwan Faiveley was a member of the Board of Faiveley Transport, S.A., a leading provider of value-added, integrated systems and services that now is a wholly owned subsidiary of Wabtec, from January 2005 until December 2016. Mr. Faiveley also has served as President and Chairman of the Board of Financiére Faiveley S.A. and Famille Faiveley Participations S.A.S. since January 2005, and is a Manager (Gérant) of Faivinvest S.C.A. Mr. Faiveley has over 11 years of experience in executive and board positions in the financial and transportation industry. His knowledge of the transportation industry and his experience as a director of Faiveley Transport, S.A. make him well suited to provide guidance to the Wabtec Board while Faiveley has been integrated with Wabtec.

Emilio A. Fernandez has over 30 years of experience in executive positions in the railroad industry. His knowledge of the rail market, understanding of Wabtec’s products and his overall business acumen provide the Wabtec Board with an executive and leadership perspective on Wabtec and the railroad industry in general.

Lee B. Foster, II has had an extensive career within the railroad industry, including 35 years with the L.B. Foster Co., a supplier to the railroad and transit industries, where he has served in a multitude of roles including President, CEO and Chairman, as well as Director. Mr. Foster brings to the Wabtec Board not only a solid background within the industry, but also his experience on various boards and committees, including the executive committee of DM&E and the audit and compensation committees of the private company Capital Guidance Ltd.

Linda S. Harty has extensive financial expertise, particularly in the areas of treasury, tax, decision support and acquisitions, which will serve as a valuable resource to Wabtec’s Board and Wabtec’s management team. Ms. Harty’s insights and perspectives will be especially helpful as Wabtec continues to strengthen and grow while navigating a challenging global market. In addition, her service to the boards of other publicly traded companies provides further expertise and insight into corporate governance issues.

Brian B. Hehir has had an extensive career in global financial markets with over 30 years of experience working in investment banking, financing, corporate advisory services and capital markets. In this capacity, he advised clients on mergers and acquisitions and other corporate transactions, which are an integral part of Wabtec’s growth strategy. His experience from the highly regulated investment banking industry also provides the Wabtec Board with a critical perspective on risk management.

Michael W.D. Howell has 35 years of experience from executive and board positions with various companies in the railroad business, such as Cummins Engine Company, Inc., GE Canada, Inc., General Electric Company, Inc., Railtrack Group PLC and Transport Initiatives Edinburgh Limited. His understanding of many aspects of the United States and international railroad industries, as well as his CEO and Chairman experience, provides the Wabtec Board with a broad and relevant background regarding the management and operations of a growing public company in the railroad industry.

William E. Kassling has experience as an officer and director of Wabtec, he has extensive knowledge of Wabtec and the industry, and has also served as a board member for other publicly traded companies, through which he has gained additional experience in corporate governance. With his vast experience, he provides the Wabtec Board with broad leadership insight on the management and operations of a public company.

Albert J. Neupaver was re-appointed Executive Chairman of Wabtec in May 2018. Prior to that, Mr. Neupaver served as Chairman of Wabtec since May 2017 and as Executive Chairman of Wabtec from May 2014 to May 2017. Previously, he served as Chairman and CEO from May 2013 to May 2014 and as Wabtec’s President and CEO from February 2006 to May 2013. Prior to joining Wabtec, Mr. Neupaver served in various positions at AMETEK, Inc., a leading global manufacturer of electronic instruments and electric motors. Most recently he served as President of its Electromechanical Group for nine years.

Stéphane Rambaud-Measson has a wealth of experience in the transportation industry. Mr. Rambaud-Measson’s experience as a multinational executive at various rail companies, including as the chief executive officer of Faiveley Transport, makes him well suited to provide guidance to the Wabtec Board while Faiveley has been integrated with Wabtec.

Executive Officers

The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment. Listed below is the biographical information for each person who is currently an executive officer of Wabtec:

Albert J. Neupaver was re-appointed Executive Chairman of Wabtec in May 2018. Prior to that, Mr. Neupaver served as Chairman of Wabtec since May 2017 and as Executive Chairman of Wabtec from May 2014 to May 2017. Previously, he served as Chairman and CEO from May 2013 to May 2014 and as Wabtec’s President and CEO from February 2006 to May 2013. Prior to joining Wabtec, Mr. Neupaver served in various positions at AMETEK, Inc., a leading global manufacturer of electronic instruments and electric motors. Most recently he served as President of its Electromechanical Group for nine years.

Raymond T. Betler was named President and Chief Executive Officer in May 2014. Previously, Mr. Betler was President and Chief Operating Officer since May 2013 and Wabtec’s Chief Operating Officer since December 2010. Prior to that, he served as Vice President, Group Executive of Wabtec since August 2008. Prior to joining Wabtec, Mr. Betler served in various positions of increasing responsibility at Bombardier Transportation since 1979. Most recently, Mr. Betler served as President, Total Transit Systems from 2004 until 2008 and before that as President, London Underground Projects from 2002 to 2004.

Stephane Rambaud-Measson was named Executive Vice President and Chief Operating Officer in May 2017. Prior to that, Mr. Rambaud-Measson served as Executive Vice President, President and CEO, Transit Segment from December 2016. Previously, Mr. Rambaud-Measson was Chairman of the Management Board and Chief Executive Officer of Faiveley Transport from April 2014 until November 30, 2016. Prior to that position, he served as Executive Vice President of Faiveley Transport from March 2014 to April 2014. Prior to joining Faiveley Transport, Mr. Rambaud-Measson was Chief Executive Officer of Veolia Verkehr. Prior to that, Mr. Rambaud-Measson served in various management roles at Bombardier Transport including President of the Passengers Division beginning in 2008. Before that, in 2005, he was appointed President of Mainline & Metro after serving as Group Vice President Project Management and Administration, which he began in 2004.

Patrick D. Dugan was named Executive Vice President and Chief Financial Officer effective December 2016. Previously Mr. Dugan served as Senior Vice President and Chief Financial Officer since January 2014. Previously, Mr. Dugan was Senior Vice President, Finance and Corporate Controller from January 2012 until November 2013. He originally joined Wabtec in 2003 as Vice President, Corporate Controller. Prior to joining Wabtec, Mr. Dugan served as Vice President and Chief Financial Officer of CWI International, Inc. from December 1996 to November 2003. Prior to 1996, Mr. Dugan was a Manager with PricewaterhouseCoopers.

David L. DeNinno was named Executive Vice President, General Counsel and Secretary of Wabtec effective December 2016. Previously, Mr. DeNinno served as Sr. Vice President, General Counsel and Secretary since February 2012. Previously, Mr. DeNinno served as a partner at K&L Gates LLP since May 2011 and prior to that with Reed Smith LLP.

Scott E. Wahlstrom was named Executive Vice President, Human Resources effective December 2016. Previously, Mr. Wahlstrom served as Senior Vice President, Human Resources since January 2012. Prior to that, Mr. Wahlstrom has been Vice President, Human Resources, since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries, Inc. from August 1996 until November 1999.

John A. Mastalerz was named Senior Vice President of Finance, Corporate Controller and Principal Accounting Officer in July 2017. Previously, Mr. Mastalerz served as Vice President and Corporate Controller from January 2014 to July 2017. Prior to joining Wabtec, Mr. Mastalerz served in various executive management roles with the H.J. Heinz Company from January 2001 to December 2013, most recently as Corporate Controller and Principal Accounting Officer. Prior to 2001, Mr. Mastalerz was a Senior Manager with PricewaterhouseCoopers.

Paul I. Overby was named Vice President, Corporate Strategy in January of 2016. Prior to joining Wabtec, Mr. Overby was founder and President of Paul Overby Associates from 2009 and prior to that, Mr. Overby served in various executive management roles at Bombardier.

Timothy R. Wesley was named Vice President, Investor Relations and Corporate Communications in November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999.

INFORMATION ON GE

GE is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. With products and services ranging from aircraft engines, power generation and oil and gas production equipment to medical imaging, financing and industrial products, GE serves customers in over 180 countries and employed approximately 313,000 people worldwide as of December 31, 2017. Since GE’s incorporation in 1892, GE has developed or acquired new technologies and services that have considerably broadened and changed the scope of GE’s activities.

GE’s principal executive offices are located at 41 Farnsworth Street, Boston, Massachusetts, 02210, and its telephone number is (617) 443-3000. GE’s internet address is http://www.ge.com. Please note that GE’s internet address is included in this Prospectus as an inactive textual reference only. The information contained on GE’s website is not incorporated by reference into this Prospectus or any future documents that may be filed with the SEC and should not be considered part of this document. GE makes available on this website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after it electronically files or furnishes such materials with or to the SEC. Investors may access these filings in the “Investor Relations” section of GE’s website.

For a more detailed description of the business of GE, please see GE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC. The information contained on GE’s filings and reports is not incorporated by reference into this Prospectus and should not be considered part of this Prospectus.

INFORMATION ON GE TRANSPORTATION

Overview

GE Transportation is a leading global provider of products and solutions to transportation, logistics and other industrial markets. GE Transportation designs, engineers and manufactures diesel-electric locomotives, supplies associated aftermarket parts and services and provides digital solutions.

GE Transportation’s culture of innovation and differentiated aftermarket solutions has allowed it to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. GE Transportation’s products and services, which are globally recognized for their quality, reliability, fuel efficiency and emissions compliance, are important to GE Transportation’s customers’ operating and financial success and help enable them to operate with reliability and efficiency.

Leveraging GE Transportation’s engineering history and heritage in diesel-electric locomotives, GE Transportation has continued to expand its technologies into new products, end markets and logistics applications. For example, GE Transportation uses its core locomotive manufacturing competencies to produce electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. GE Transportation also has used its engineering and software capabilities to build a digital business that delivers significant benefits across the transportation, logistics and mining landscape.

These attributes combined have fostered strong brand loyalty and generated longstanding customer relationships, which contribute to GE Transportation’s leading market positions.

As of December 31, 2017, GE Transportation’s North American installed base was more than 16,200 diesel-electric locomotives and kits, comprising the largest portion of GE Transportation’s global installed base of more than 22,500 diesel-electric locomotives. As of December 31, 2017, GE Transportation had sales in more than 50 countries and eight primary manufacturing facilities and approximately 8,500 employees worldwide. For the year ended December 31, 2017, GE Transportation generated revenue of $3,930 million and net earnings of $374 million.

For over 110 years, GE Transportation has served the worldwide rail industry, which is a critical component of the global transportation system and the global economy. In North America, railroads carry approximately 28% of total freight, as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. Rail is one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally.

GE Transportation’s North American customers are principally Class I railroads. GE Transportation’s international customers are principally international freight railroads in Latin America, Russia/Commonwealth of Independent States (CIS), Australia, India and Sub-Saharan Africa, who depend on diesel-electric locomotives. GE Transportation’s diverse product portfolio is designed to cater to the varying requirements of Class I and international railroads.

GE Transportation’s customers’ ongoing usage of locomotives and associated wear and tear on the equipment generate opportunities to support railroads with aftermarket parts and services. Railroads place a high value on reliability, fuel efficiency and minimal downtime. As a result, the availability of replacement parts and GE Transportation’s maintenance and overhaul services are important value drivers for GE Transportation’s customers and generate high-margin recurring revenue opportunities.

GE Transportation’s business experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry. GE Transportation has recently undergone a set of transformation and restructuring initiatives, including expanding GE Transportation’s international footprint, optimizing GE Transportation’s supply base and utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of GE Transportation’s total supply chain. GE Transportation believes these initiatives have resulted in a more streamlined cost structure and optimized workforce to position GE Transportation for growth in the recovering U.S. freight rail market and in international markets.

As part of GE Transportation’s transformation and restructuring initiatives, it reorganized itself into three business segments, Equipment, Services and Digital, based on the different sales drivers and market characteristics of each.

•	Equipment (45% of 2017 total revenue): GE Transportation is the largest global manufacturer of diesel-electric locomotives used by freight railroads, and produces electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications.
•	Services (48% of 2017 total revenue): GE Transportation provides aftermarket parts and services to its global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives.
•	Digital (7% of 2017 total revenue): GE Transportation provides a comprehensive suite of software-enabled solutions designed to improve customer efficiency and productivity in the transportation and mining industries.

GE Transportation’s Solutions

Equipment

GE Transportation’s Equipment segment is the largest global manufacturer of diesel-electric locomotives for freight railroads. GE Transportation produces mission-critical products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with emissions standards. In addition to locomotives, GE Transportation also produces a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications.

Locomotives

GE Transportation believes it has the world’s most comprehensive, competitive and technically advanced diesel-electric locomotive portfolio with a global installed base of more than 22,500 locomotives in over 50 countries. GE Transportation also has numerous local partnerships in various jurisdictions which further support its product platform.

Customers choose diesel-electric locomotives based on many factors, including fuel efficiency, emissions compliance, reliability, tractive effort, price, total cost of ownership, aftermarket support and digital capabilities. GE Transportation believes customers are also trending towards signing multiyear equipment and service / parts agreements. For example, in 2018, GE Transportation signed an agreement with Kazakhstan’s state-run railroad, Kazakhstan Temir Zholy (KTZ), to supply 300 shunter locomotives over the next ten years and agreements with Canadian National Railway (CN) for 200 new locomotives and Kansas City Southern for 50 locomotives.

GE Transportation’s current locomotive offerings include 24 different types of locomotives of varying features and capabilities such as axle weight, clearance and gross horsepower. GE Transportation believes the Evolution series, GE Transportation’s primary locomotive offering, is the most technologically advanced, diesel-electric, heavy-haul locomotive in the world today. GE Transportation introduced the base Evolution series in 2005 and has since substantively evolved the locomotive to meet EPA Tier 4 emission standards. GE Transportation now has over 870 Tier 4 locomotives in the field with over 100-million miles of experience.

GE Transportation’s sales, product management and engineering teams work together with its customers to optimize configurations for their requirements related to performance, reliability, lifecycle costs and other additions (e.g., Digital, signaling, etc.) that they may specifically require for their locomotive. However, GE Transportation strives to standardize its offerings as much as possible. For example, the engine family used in North America for the 33-tonnes/axle application is used in both Kazakhstan for the 23-tonnes/axle application and in South Africa for the 22-tonnes/axle application. Similarly, GE Transportation’s new control systems and traction motors have been standardized across a significant portion of GE Transportation’s portfolio.

New technologies will continue to evolve the diesel-electric space. GE Transportation continues to invest substantively and selectively in R&D to maintain its differentiation and market position. One key focus of GE Transportation’s investments is control systems, which GE Transportation believes enable and support remote monitoring, predictive maintenance and asset optimization as well as connectivity between fleets and operations. Additionally, GE Transportation’s investments are generally focused on new engine platforms, fuel efficiency, alternative fuel solutions and hybrid locomotives. Finally, GE Transportation believes GE Transportation’s additional investment focus on additive technologies is going to help make GE Transportation’s products lighter, more reliable and fuel efficient. GE Transportation believes its focus in these key investment areas will drive positive outcomes for its customers, primarily linked to operating ratio reduction and lifecycle cost savings, among others.

Mining, Marine and Stationary Power

Mining: GE Transportation has leveraged its core competencies in electric drives and propulsion to produce integrated, advanced propulsion systems used in off highway vehicle (OHV) mining applications. These solutions help enable mining customers to increase productivity, reduce maintenance costs and improve performance. GE Transportation’s key mining original equipment manufacturer customers include Komatsu, NHL and BelAZ, who serve the world’s largest mining end-customers such as Rio Tinto, Anglo American, Vale, BHP and others.

Marine: GE Transportation has adapted its locomotive engines for marine applications to produce fuel-efficient medium-speed diesel engines for fishing vessels, tugboats, ferries and offshore oil and gas support vessels. GE Transportation’s marine engines meet the EPA’s Tier 4 and IMO’s Tier III emission standards without the use of selective catalytic reduction equipment or urea-based after-treatment, reducing key emissions by more than 70% compared to emissions from GET’s Tier III locomotives, while maintaining fuel efficiency. These engines are increasingly being accepted in the market.

Stationary Power: GE Transportation provides fuel-efficient medium-speed diesel engines and generator setups (gensets) for continuous and emergency stand-by power applications. Medium-speed diesel generators deliver significantly lower life cycle cost due to reduced fuel consumption, less downtime (e.g., fewer oil changes) and significantly less required maintenance and overhauls compared with high-speed diesel generators. GE Transportation’s primary stationary power industrial customers are based in Asia Pacific, Sub-Saharan Africa and the Middle East.

Services

Locomotive fleet performance is critical for all railroads. Operators strive to maximize the value of their assets over their entire lifecycle, which can be as many as four decades. For locomotives to remain competitive, available, reliable, safe and fuel efficient over such a long period, they require regular maintenance as well as technology upgrades. Operators also often need to adjust fleet haulage profiles to reflect changing market conditions (e.g., moving from build materials to containerized intermodal freight). These requirements translate into significant investments by railroads throughout the entire lifecycle of their locomotives.

GE Transportation has been strategically focused on the Services segment for more than two decades, providing an efficient supply of spare parts, repair instructions, on-site technical support by certified employees and predictive maintenance based on GE Transportation’s suite of remote monitoring and diagnostics solutions. GE Transportation’s installed base comprises approximately 22,500 locomotives globally with an average age of 10 to 15 years, which are distributed across all strategic markets (including North America, Brazil, Australia, Indonesia, South Africa and Kazakhstan). GE Transportation also has a dedicated global service footprint to support its customers’ service requirements. Additionally, GE Transportation’s vertically integrated locomotive offerings and comprehensive set of services and technology solutions are designed to help maintain the operational efficiency of GE Transportation’s customers’ fleets, which GE Transportation believes allows it to win business. GE Transportation supports railroads across the globe to help them achieve best in class cost of ownership, availability, reliability and safety for their locomotive fleets.

Approximately 80% of GE Transportation’s Services revenues are generated in North America, in line with the distribution of its installed base, and around 70% of such revenues are generated from multi-year service agreements, reflecting the long-term and stable nature of the partnership with its customers. Locomotive maintenance can be contracted under different models, ranging from fully transactional set-ups to multi-year contracts. GE Transportation’s customers typically favor long-term agreements associated with performance guarantees for new locomotives and become more transactional as assets age. For locomotives not covered by multi-year contracts, GE Transportation has implemented a rigorous tracking of potential parts usage, which identifies what customers are buying compared to forecasts. GE Transportation has made servicing of transactional customers an important component of its Services segment.

Since 2014, GE Transportation has focused on the development of locomotive modernization offerings. This mid-life locomotive refresh, typically performed with the second engine overhaul, allows railroads to further maximize the value of their assets over their lifecycle. GE Transportation offers customized solutions that range from controls systems upgrades to complex restorations outfitted with state-of-the-art technologies, which potentially gives locomotives an additional 20 or more years of performance. This refresh ensures GE Transportation’s locomotives remain competitive and prioritized for daily duties over competitor products. The solution is customized depending on a railroad’s fleet strategies (e.g., better fuel consumption, alternative fleet re-purposing, improved tractive effort, step change in reliability and/or digital upgrade). Locomotive modernization has drawn strong interest from both North American and international customers, and as a result, GE Transportation has secured multi-year programs with a majority of Class I railroads and several major international customers resulting in a backlog of over 750 locomotives. Modernizations completed to date have helped GE Transportation’s customers realize a 30% increase in reliability and a 50% increase in haul ability in their locomotives.

Digital

GE Transportation’s Digital segment develops and works with its customers to implement a comprehensive set of software-enabled solutions that deliver significant benefits across the transportation and mining landscape.

Across global freight and mining industries, productivity and efficiency gains, and new business opportunities, should come largely from digital innovation. Digital tools are expected to improve efficiency of existing assets, connect disparate processes, optimize key chokepoints and entire systems, and open value across freight and mining. In industries characterized by in-house and boutique solution providers, the breadth and market presence of GE Transportation’s Digital solutions have positioned GE Transportation as a key player for digital innovation. GE Transportation’s Digital solutions incorporate numerous key next generation technologies, which GE Transportation believes positions itself to remain a leader with its customers and continue to contribute to new business models for growth in freight transportation and mining.

Focus Area	Train Performance	Transport Intelligence	Transport Logistics	Network Optimization	Digital Mine
Key Attributes	• Distributed locomotive power • Train ‘cruise control’ • Train remote control	• Industrial/mobile Internet of Things (IoT) hardware & software • Edge-to-cloud, on and off-board analytics & rules • Asset performance management	• Rail transportation management • Shipper transportation management • Port visibility and optimization	• Rail network scheduling, dispatch, and optimization • Intermodal terminal management and optimization • Rail yard management and optimization	• Safety systems • Operations performance management (OPM) • Asset performance management (APM)
Key Customer Benefits	• Longer, heavier trains • 90+% reduction in ‘break-in-twos’ • 7-13% fuel savings, lower emissions • Decrease manpower for yard shunting, mainline	• Asset reliability / decreased maintenance cost • Decreased operating costs • Lower spend for IoT management & analytics	• Freight visibility across entities • Meaningful increase in port efficiency • Improved back-office and day of operation processes • Reduced revenue leakage	• Faster, more efficient rail networks • Reduced dwell / higher throughput	• Collision avoidance • Higher blast yields • Higher asset reliability / decreased maintenance cost

GE Transportation’s Digital solutions are utilized by all North American Class I railroads, a substantial majority of North American short line railroads and international freight rail systems on all continents (except Antarctica). Additionally, hundreds of mining clients and freight shippers in industrial applications such as oil & gas and agriculture use GE Transportation’s solutions to improve productivity and efficiency, with the potential to serve over 2,300 mining sites globally.

Digital solutions have been sold utilizing GE Transportation’s direct sales force and an enterprise license agreement or subscription-based model. Licenses typically include a long-term support contract providing recurring revenue. Post-sales implementation and support has traditionally been done through GE Transportation’s own teams. Approximately 34% of Digital revenues are recurring through Software as a Service (SaaS) or software maintenance contracts. This component of GE Transportation’s revenue is increasing as new products are increasingly subscription based. GE Transportation’s non-recurring revenue comes from hardware, software, and implementation sales. GE Transportation is building a global partner and alliance program, which saw partner influenced sales in its first full-year (2017). The partner and alliance channel provide geographic scale, domain and local expertise, customer relationships in new markets, and a scalable pool of implementation resources. GE Transportation believes partner and alliance-influenced sales will become an increasingly important component of its growth strategy.

GE Transportation believes its global installed base and domain expertise gives it a significant competitive advantage in its target markets that increasingly look to digital solutions to transform their operations. GE Transportation’s competition consists of fragmented and niche players or enterprise software providers without the domain expertise and focus to meet the demands of the freight transportation and mining industries.

GE Transportation’s customers choose GE Transportation because it combines industry expertise, leading technologies and analytics, and solutions moving to an integrated suite of connected products. Where others have not delivered, GE Transportation has consistently brought high value products that have become industry standards. GE Transportation’s installed base of IoT hardware and software, operational systems, and asset performance management systems and analytics positions GE Transportation to support the growing demand for digital solutions in its target markets.

GE Transportation’s Business Transformation

The transportation industry and GE Transportation’s business specifically experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry. GE Transportation believes its recent initiatives, including (i) expanding its international footprint, (ii) optimizing its supply base and (iii) utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of its total supply chain, have positioned GE Transportation for growth in the recovering U.S. freight rail market and in international markets.

GE Transportation’s business has historically generated most of its revenues in North America, with more than 80% of GE Transportation’s locomotive deliveries from 2014-2016 going to customers in that region. While North American locomotive deliveries are expected to remain an important driver of GE Transportation’s business, in recent years GE Transportation has prioritized portfolio diversification by geography and product. GE Transportation’s localization and partnership strategy has contributed to recent large international contracts, such as its $2.5 billion contract for 1,000 locomotives with Indian Railways in 2015. In 2017, GE Transportation delivered 281 locomotives to international customers, over 1.5x its average from 2014-2016.

As part of GE Transportation’s international growth, GE Transportation has invested in creating a flexible, truly global footprint that it believes differentiates itself with respect to its competition. Partnerships in India, Kazakhstan, Brazil, South Africa and Korea have enabled GE Transportation to manufacture locomotives in many different regions of the world. For example, GE Transportation now produces up to 100 locomotives a year in its Contagem, Brazil facility for use in Latin America and have recently acquired a 50% stake in local locomotive manufacturer Lokomotiv Kurastyru Zauyty (LKZ) in Kazakhstan to manufacture Evolution series locomotives for customers in Russia/CIS. This globalized approach leverages cost effective manufacturing with an aim to minimize the impact of industry-driven volume changes to GE Transportation’s cost structure and capital investment requirements.

Complementing the globalization of GE Transportation’s supply chain, GE Transportation now utilizes digitization and lean manufacturing strategies to enhance the efficiency and effectiveness of its global supply chain, as a part of what GE Transportation defines as its “Brilliant Factory” strategy. Through this strategy, GE Transportation seeks to drive improvements across its entire manufacturing process by reducing waste and removing overall inefficiencies (e.g., wait times, rework, downtime and bottlenecks). Brilliant Factory aims to streamline information and product flow to drive continued productivity and reduction to total manufacturing time.

GE Transportation’s recent initiatives have reduced its variable cost by restructuring its footprint and workforce, reducing full-time employees and increasing the productivity of its business. Between 2016 and 2017, GE Transportation invested more than $320 million in restructuring. The restructuring projects have been completed as of today. GE Transportation expects these investments in operating efficiency to propel the growth of its business as demand from Class I railroads continues to recover.

GE Transportation’s Competitive Strengths

GE Transportation believes the following key strengths have been instrumental to its success and positions it well to protect and continue to grow GE Transportation’s business and market share:

Iconic Legacy and Strong Reputation with a History of over 110 Years of Innovation

The rail industry has been in operation for 150 years and GE Transportation has been at the forefront of shaping and transforming the rail landscape through various technologies such as engine technologies, microprocessor-based controls, DC to AC propulsion, the first locomotive to meet the EPA’s stringent Tier 4 emission standards, and software-based asset and network optimization. GE Transportation believes that its technical, engineering and manufacturing expertise forms the foundation of its competency in innovation. GE Transportation has produced a succession of world-class locomotives and developed technologies designed to respond to changing customer requirements for innovation and compliance with advancing emission standards. GE Transportation believes its continued dedication to innovation not only enables it to uphold its responsibility to its customers and the wider community, but also positions GE Transportation favorably in its industry as innovation, reliability and integrated service models continue to be priorities for its customers.

Market Leader with Longstanding Customer Partnerships in a Critical Infrastructure Sector

For more than a century, rail has been a cornerstone of the global transportation system, and thus, the economy. Rail remains one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally. As the largest global producer of diesel-electric locomotives, GE Transportation has a significant market share both in North America and globally. GE Transportation has been a trusted provider of mission-critical products to Class I railroads for a number of years. Internationally, GE Transportation has longstanding relationships with railroads in Brazil, South Africa, Australia, Indonesia and Kazakhstan. More recently, GE Transportation’s strategy of adapting its business to localization, alliance or joint venture models has resulted in significant international opportunities, including a $2.5 billion transaction in India and a $1 billion framework agreement in Ukraine.

Significant Installed Base and Growing Services Business Drive Visible, Recurring Revenues

With an installed base among the largest in the industry and a unique service model, GE Transportation’s Services business drives recurring revenues and strong customer partnerships. GE Transportation’s installed base allows it to generate significant recurring revenues and strong customer partnerships by providing maintenance and overhaul services and replacement parts in the aftermarket. GE Transportation also provides aftermarket digital solutions designed to improve train performance, fuel efficiency and reliability, and provide upgrades and modernizations that support GE Transportation’s customers throughout the lifecycle of their assets. GE Transportation’s comprehensive service offering combines traditional maintenance with digital tools, making GE Transportation a key partner to GE Transportation’s customers and helping them optimize their fleet performance and drive efficiency. GE Transportation’s Services business is a key differentiator, which supports the sale of new locomotives and the continued growth of its fleet.

Leading Engineering and Solutions Capabilities

GE Transportation designs, develops and manufactures critical components and systems for the rail, mining and marine industries, which include proprietary propulsion systems, engine platforms and controls technology. These innovative and differentiated solutions serve as the building blocks for the rail, mining and marine industries, and help keep GE Transportation’s global customers at the forefront of advancing technologies. When coupled with GE Transportation’s advanced digital analytic capabilities, GE Transportation’s solutions help drive increased locomotive velocity, energy management, performance and reliability.

Leading the Digital Transformation of GE Transportation’s Industries

GE Transportation’s early investment in data analytics and software has allowed GE Transportation to become a strategic partner for customers looking to derive new value from assets and digitally transform their operations. Through these initiatives, the transportation industry, from mine to port, from shipper to receiver, from port to intermodal terminals to main line locomotives and railcars and across train yards and operation centers, has evolved to include digital solutions. The breadth of GE Transportation’s Digital solutions gives customers confidence in GE Transportation’s ability to address their current and future needs.

Streamlined Cost Structure and Operational Excellence Provide Operating Leverage and Support GE Transportation’s Growth

GE Transportation’s current manufacturing footprint is designed to leverage cost effective manufacturing and customer specific build requirements. This design allows GE Transportation the flexibility to drive margin improvement through productivity and customer delivery commitments across multiple product lines and global regions. This footprint has also been optimized through strategic alignment and utilizing global build partners, so as to allow for volume changes driven by industry dynamics, without significant impacts to GE Transportation’s overall cost structure and/or additional capital investment requirements. GE Transportation has continuously evolved its supply footprint to now a true global supply base, where it can leverage the use of suppliers to optimize cost and/or lead time, while continuing to deliver to customer specifications.

Geographies

GE Transportation primarily serves the worldwide freight rail industry. In North America, railroads carry about 28% of total freight as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. They also carry 40% of intercity freight as measured by ton-miles, more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming one of the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest seven railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues.

The Asia Pacific market is driven by continued urbanization in China and India. Investments in Australia remain centered around the mining and natural resource markets. Other key geographical markets include Russia/CIS, Africa and Brazil. With almost 28,000 locomotives, Russia/CIS is amongst the largest markets in the world. In addition, this region has a similarly sized shunter fleet which is substantially aged and in need of replacement.

GE Transportation continues to see new locomotive and modernization opportunities in markets such as Ukraine and Moldova, among others, and are well positioned to capture those opportunities. GE Transportation estimates the Brazilian market opportunity is between 50 and 100 locomotives per annum and is focused on the sugar, agriculture, minerals and mining space. African markets continue to grow, with a renaissance in South Africa stemming from new governmental interest to participate in Pan-African transportation growth opportunities. Nigeria has virtually no freight carried via rail, but given the current state of roads and other transportation infrastructure, an opportunity for growth may materialize. Mozambique, Ivory Coast, Ghana and Cameroon markets all present opportunities for growth as such countries modernize infrastructure.

Raw Materials and Suppliers

The cost of raw materials and components represents a substantial majority of the manufacturing costs of most of GE Transportation’s equipment product lines. As a result, the management of raw materials and components purchasing is critical to GE Transportation’s profitability. See “Risk Factors—Risks Relating to Wabtec, Including GE Transportation, After the Transactions—Wabtec may be exposed to raw material shortages, supply shortages and fluctuations in raw material, energy and commodity prices.”

GE Transportation enjoys generally strong relationships with its suppliers, which helps to ensure access to supplies when railcar demand is high.

Customers

GE Transportation’s customers include all operators of GE locomotives globally. GE Transportation’s customers are mainly standalone railroads or logistics divisions of mining or agriculture companies. They include a mix of privately owned and governmental companies, representing a total of approximately 100 different entities. For the fiscal year ended December 31, 2017, GE Transportation’s top ten customers accounted for approximately 83% of GE Transportation’s revenues. For the fiscal year ended December 31, 2017, BNSF comprised 17% of

GE Transportation revenue. For the fiscal year ended December 31, 2016, BNSF, Union Pacific and CSX comprised 19%, 13% and 13% of GE Transportation revenue, respectively. For the fiscal year ended December 31, 2015, BNSF, Union Pacific and CSX comprised 17%, 12% and 12% of GE Transportation revenue, respectively. GE Transportation provides them with essential parts and maintenance services for their GE locomotives, helping them to successfully operate wherever they are in the world.

GE Transportation structures its services based on its customers specific needs, ranging from purely transactional parts and services supply, to multi-year agreements based on outcome guarantees (parts availability, locomotive availability and reliability).

Competition

GE Transportation believes it holds a leading market share for many of its core product lines globally. GE Transportation’s market shares are typically higher in North America and lower in other regions of the world, depending on specific product lines and geographies.

GE Transportation operates in a highly competitive marketplace especially in periods of low market demand resulting in excess manufacturing capacity. Price competition is strong because GE Transportation has a relatively small number of customers and they are very cost-conscious. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery, and customer service and support.

Employees

As of December 31, 2017, GE Transportation had approximately 9,000 full-time employees, with approximately 30% of the U.S. workforce and 28% of the global workforce unionized.

Regulation

The industries in which GE Transportation operate are subject to extensive regulation by various governmental, regulatory and industry authorities and by federal, state, local and foreign authorities. The primary regulatory and industry authorities involved in the issuance of regulations and standards for the rail industry in the U.S. are the Federal Railroad Administration (“FRA”), the Association of American Railroads (“AAR”) and U.S. Department of Transportation (“USDOT”). The FRA administers and enforces U.S. Federal laws and regulations relating to railroad safety. These regulations govern equipment and safety compliance standards for railcars and rail equipment used in interstate commerce. The AAR promulgates a wide variety of standards governing safety and design of equipment, relationships among railroads with respect to railcars in interchange and other matters. The AAR also certifies railcar manufacturers and component manufacturers that provide equipment for use on railroads in the U.S. New products must generally undergo AAR testing and approval processes. Because of these regulations, GE Transportation must maintain certifications with the AAR as a manufacturer of locomotives and components, and products that it sells must meet AAR and FRA standards. GE Transportation must also comply with the rules of the USDOT.

GE Transportation is also subject to oversight in other jurisdictions by foreign regulatory agencies. The governing bodies include Transport Canada in Canada, the International Union of Railways (“UIC”) and the European Railway Agencies (“EUAR”) in Europe. Also in Europe, the European Committees for Standardization (“CEN” and “CENELEC”) continually draft new European standards which cover, for example, the Reliability, Availability, Maintainability and Safety of railways systems. To guarantee interoperability in Europe, the European Union for Railway Agencies is responsible for defining and implementing Technical Standards of Interoperability, which covers areas such as infrastructure, energy, rolling stock, telematic applications, traffic operation and management subsystems, noise pollution and waste generation, protection against fire and smoke, and system safety. Most countries and regions in which GE Transportation does business have similar rule-making bodies. In Russia, a GOST-R certificate of conformity is mandatory for all products related to the safety of individuals on Russian territory. In China, any product or system sold on the Chinese market must have been certified in accordance with national standards. In the local Indian market, most products are covered by regulations patterned after AAR and UIC standards.

Effects of Seasonality

GE Transportation’s business is not typically seasonal, although the third quarter results may be affected by vacation and scheduled plant shutdowns at several of its major customers during this period. Quarterly results can also be affected by the timing of projects in backlog and by project delays.

Environmental and Regulatory Matters

GE Transportation is subject to comprehensive federal, state, local and international environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. These laws and regulations not only exposes GE Transportation to liability for its own negligent acts, but also may expose GE Transportation to liability for the conduct of others or for its actions that complied with all applicable laws at the time these actions were taken. In addition, these laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. GE Transportation’s operations that involve hazardous materials also raise potential risks of liability under the common law.

Environmental operating permits are, or may be, required for GE Transportation’s operations under environmental laws and regulations. These operating permits are subject to modification, renewal and revocation. GE Transportation regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of GE Transportation’s business, as it is with other businesses engaged in similar industries. GE Transportation believes that its operations and facilities are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on its operations or financial condition.

Future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on GE Transportation’s financial condition and operations. In addition, GE Transportation has in the past conducted investigation and remediation activities at properties that GE Transportation operates to address historic contamination. To date, such costs have not been material. Although GE Transportation believes GE Transportation has satisfactorily addressed all known material contamination through its remediation activities, there can be no assurance that these activities have addressed all historic contamination. The discovery of historic contamination or the release of hazardous substances into the environment could require GE Transportation in the future to incur investigation or remediation costs or other liabilities that could be material or that could interfere with the operation of GE Transportation’s business.

In addition to environmental laws and regulations, the transportation of commodities by railcar raises potential risks in the event of a derailment or other accident. Generally, liability under existing law in the United States for a derailment or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar or its components. However, for the shipment of certain hazardous commodities, strict liability concepts may apply.

Principal Properties

The following table provides certain summary information about the principal facilities owned or leased by GE Transportation as of December 31, 2017. GE Transportation believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the facilities are long-term and generally include options to renew. GE Transportation’s corporate headquarters are located at the Chicago, Illinois site.

Location	Approximate Square Feet	Owned/Leased
Office Space
Chicago, IL	53,972	Leased
Manufacturing Facilities
Fort Worth, TX – Locomotive	923,266	Owned
Fort Worth, TX – Off-Highway Vehicle	249,700	Owned
Erie, PA – Manufacturing, Engineering, and Testing	4,200,000	Owned
Grove City, PA – Engine Remanufacturing	242,000	Owned
Grove City, PA – Main Engine	486,000	Owned
Contagem, Minas Gerais, Brazil	114,452	Leased

Intellectual Property

GE Transportation relies on a combination of trade secrets and other intellectual property, nondisclosure agreements and other protective measures to establish and protect its proprietary rights in its intellectual property. GE Transportation also follows the product development practices of its competitors to monitor any possible patent infringement by them, and to evaluate their strategies and plans.

GE Transportation has entered into a variety of license agreements as licensor and licensee. GE Transportation does not believe that any single license agreement is of material importance to its business or any of its business segments as a whole.

Legal Proceedings

GE Transportation is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. GE Transportation is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes meritorious defenses are available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon GE Transportation’s financial position, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR GE TRANSPORTATION

The following discussion and analysis of GE Transportation’s financial condition and results of operations should be read in conjunction with GE Transportation’s unaudited condensed combined financial statements and related notes and audited combined financial statements and related notes, each of which are included elsewhere in this Prospectus. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Prospectus particularly under “Cautionary Statement on Forward-Looking Statements” and “Risk Factors.”

GE Transportation’s historical financial statements included in this Prospectus have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows.

Overview

GE Transportation is a leading global provider of products and solutions to transportation, logistics and other industrial markets. GE Transportation designs, engineers and manufactures diesel-electric locomotives, supplies associated aftermarket parts and services and provides digital solutions. GE Transportation’s culture of innovation and differentiated aftermarket solutions has allowed it to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. GE Transportation’s products and services are important to its customers’ operating and financial success and help them operate with reliability and efficiency. Leveraging its heritage in diesel-electric locomotives, GE Transportation has continued to expand its technologies into new products, end markets and logistics applications. Leveraging its core competencies in locomotive manufacturing, GE Transportation produces electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. GE Transportation also has used its engineering and software capabilities to build a digital business that delivers significant benefits across the transportation and mining landscape. GE Transportation’s products are globally recognized for their quality, reliability, fuel efficiency and emissions compliance, and GE Transportation is known for its superior customer service. These attributes combined have fostered strong brand loyalty and generated longstanding customer relationships, which contribute to its leading market positions. As of September 30, 2018, GE Transportation’s North American installed base was more than 16,000 diesel-electric locomotives and kits, comprising the largest portion of GE Transportation’s global installed base of more than 23,000 diesel-electric locomotives and kits. As of September 30, 2018, GE Transportation had sales in more than 50 countries and eight primary manufacturing facilities and approximately 9,200 employees worldwide. For the nine months ended September 30, 2018, GE Transportation generated revenue of $2,718 million and net earnings of $274 million.

For over 110 years, GE Transportation has served the worldwide freight and passenger rail industries, which are a critical component of the global transportation system and the global economy. In North America, railroads carry about 28% of total freight, as measured by ton-miles, and over 40% of long distance freight travelling over 750 miles, which is more than any other mode of transportation. Rail is one of the most cost-effective, energy-efficient modes of transport, both domestically and internationally. GE Transportation’s North American customers are principally Class I railroads. GE Transportation’s international customers are principally international freight and passenger railroads in Latin America, Russia/CIS, Australia, India and Sub-Saharan Africa, who depend on diesel-electric locomotives. GE Transportation’s diverse product portfolio is designed to cater to the varying requirements of Class I and international railroads. GE Transportation’s customers’ ongoing usage of locomotives and associated wear and tear on the equipment present opportunities to support railroads with aftermarket parts and services. Railroads place a high value on reliability, fuel efficiency and minimal downtime. As a result, the availability of replacement parts and GE Transportation’s maintenance and overhaul services are important value drivers for GE Transportation’s customers and generate high-margin recurring revenue opportunities.

GE Transportation’s business experienced significant headwinds in 2016 and 2017 due to a downturn in the U.S. freight rail industry driven by commodity prices. GE Transportation has recently undergone a set of transformation and restructuring initiatives, including expanding its international footprint, optimizing its supply base and utilizing digitization and lean manufacturing to enhance the efficiency and effectiveness of its total supply chain. GE Transportation believes these initiatives have resulted in a more streamlined cost structure and optimized workforce to position it for growth in the recovering U.S. freight rail market and in international markets.

Factors Impacting GE Transportation’s Performance

GE Transportation primarily serves the worldwide freight and transit rail industries. As such, its operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet, and growth in global trade are expected to drive continued investment in freight and transit rail.

GE Transportation monitors a variety of factors and statistics to gauge market activity. Freight rail markets around the world are driven primarily by overall economic conditions and activity, while transit markets are driven primarily by government funding and passenger ridership. Changes in these market drivers can cause fluctuations in demand for GE Transportation’s products and services.

According to the 2018 edition of the World Rail Market Study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services is more than $115 billion and is expected to grow at about 2.6% annually through 2023. The three largest geographic markets, which represent nearly 80% of the total accessible market, are Western Europe, North America and Asia Pacific. UNIFE projects that all regional markets will grow through 2023, with more mature markets like North America accounting for the largest share of absolute growth due to planned large-scale transit projects and smaller markets like Latin America and Africa/Middle East experiencing the highest growth rates due to infrastructure and transit investments. The largest product segments of the market are services, rolling stock, and infrastructure, which represent almost 90% of the accessible market. UNIFE projects that the rolling stock and services segments will be the most significant absolute growth drivers through 2023, with projected growth rates of 2.7% and 2.5%, respectively. UNIFE projects spending on rolling stock to grow due to increased investment in passenger transit vehicles (particularly high-speed trains). UNIFE estimates that the global installed base of locomotives is about 114,000 units, with about 33% in Asia Pacific, about 26% in North America and about 18% in Russia/CIS.

In North America, railroads carry about 40% of long distance freight travelling over 750 miles, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry and the emergence of autonomous trucks, and are always seeking ways to improve safety, cost and reliability. New technologies offered by GE Transportation and others in the industry can provide some of these benefits. Demand for GE Transportation’s locomotives, freight related products and services, and digital solutions in North America is driven by a number of factors, including rail traffic, average railroad velocity and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems. Demand for GE Transportation’s services is affected by the number of parked locomotives, which hit historic highs in 2016 and has recovered into 2018.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in infrastructure, metro vehicles, and rail controls. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to GE Transportation.

Other key geographic markets include Russia/CIS and Africa-Middle East. With about 1.2 million freight cars and about 26,000 locomotives, Russia/CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. Africa-Middle East rail supply is expected to grow over the long-term due to investment in transit vehicles in South Africa, growing demand for infrastructure in the Middle East, and services needs to support new rail systems going into service.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. GE Transportation offers integrated solutions to help customers make ongoing investments in these initiatives.

In 2018 and beyond, general global economic and market conditions will have an impact on GE Transportation’s sales and operations. To the extent that these factors cause instability of capital markets amid a rising interest rate environment, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market GE Transportation’s products effectively with a higher cost of capital, GE Transportation’s business and results of operations could be materially adversely affected. In addition, GE Transportation faces risks inherent in global expansion and risk associated with its four-point growth strategy, including the level of investment in innovation that customers are willing to make, especially in integrated technologies developed by the industry and GE Transportation. When necessary, GE Transportation will modify its financial and operating strategies to reflect changes in market conditions and risks.

Presentation

Certain terms are used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation” as follows:

•	Equipment segment: GE Transportation’s Equipment segment is a leading manufacturer of diesel-electric locomotives serving freight and passenger railroads. GE Transportation produces products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with stringent emissions standards. In addition to locomotives, GE Transportation also produces a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications.
•	Services segment: GE Transportation’s Services segment is responsible for supporting railroads in the operation of their fleet of GE Transportation locomotives in an efficient manner throughout their entire lifecycle in terms of safety, availability, reliability and economic performance. GE Transportation provides aftermarket parts and services to its global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives. GE Transportation’s offerings include supply of parts, technical support and locomotive modernizations. Commercially, locomotive maintenance can be contracted on a fully transactional basis or through multi-year contracts (Contractual Service Agreements or “CSAs”), where GE Transportation assumes certain service activities, and the related performance risks, in return for fixed and variable payments based on underlying utilization of the asset(s) covered.
•	Digital segment: GE Transportation’s Digital segment combines a history of industrial leadership with cutting-edge data science and analytics acumen to create an efficient, productive and reliable digital-rail ecosystem, from mine to port, from shipper to receiver, from port to intermodal terminals to main line locomotives and railcars and across train yards and operation centers. GE Transportation’s Digital segment develops and works with customers to implement a comprehensive set of software-enabled solutions that deliver significant benefits across the transportation and mining landscape. Characterized by in-house and boutique solution providers, the breadth and market presence of GE Transportation’s Digital solutions have positioned GE Transportation as a key player for digital innovation.

•	Sales (costs) of goods: Goods primarily consists of GE Transportation’s Equipment segment, as well as parts sales in GE Transportation’s Services segment and some Digital segment products. Specifically, goods consist of locomotives, locomotive parts, modernizations, marine, stationary and drilling apparatuses and parts, mining equipment and parts, and digital equipment.
•	Sales (costs) of services: Services primarily consists of GE Transportation’s Services segment, as well as some Digital segment products. Sales and costs of services consists of maintenance services, marine, stationary and drilling services, mining services, and digital services.
•	Operating income: The term “operating income” is used in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation” and in the combined financial statements of GE Transportation and the notes thereto. This term is defined as Gross profit less Selling, general and administrative expenses.

Results of Operations

Nine Months Ended September 30, 2018 Compared to the Nine Months Ended September 30, 2017

The following table sets forth GE Transportation’s income statement data for the nine months ended September 30, 2018 and 2017:

	For the Nine Months Ended September 30
	2018	2017	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$1,671,579	$1,865,741	$(194,162)	(10%)
Sales of services	1,045,940	1,042,717	3,223	0%
Total revenues	2,717,519	2,908,458	(190,939)	(7%)
Cost of revenues
Cost of goods sold	1,335,314	1,639,191	(303,877)	(19%)
Cost of services sold	633,058	654,424	(21,366)	(3%)
Gross profit	749,147	614,843	134,304	22%
Selling, general and administrative expenses	378,837	324,677	54,160	17%
Impairment of goodwill	—	—	—	—
Non-operating benefit costs	7,548	13,658	(6,110)	(45%)
Other (expense) income	(3,871)	(25,535)	21,664	(85%)
Earnings before income taxes	358,891	250,973	107,918	43%
Provision for income taxes	(85,325)	(90,156)	4,831	(5%)
Net earnings	273,566	160,817	112,749	70%
Less net earnings attributable to noncontrolling interests	6,586	12,411	(5,825)	(47%)
Net earnings attributable to Parent	$266,980	$148,406	$118,574	80%
Other comprehensive (loss) income
Foreign currency translation adjustments	(32,013)	41,778	(73,791)	(177%)
Benefit plans, net of taxes	2,767	1,481	1,286	87%
Other comprehensive (loss) income, net of taxes	(29,246)	43,259	(72,505)	(168%)
Less other comprehensive income (loss) attributable to noncontrolling interests	(4,967)	2,445	(7,412)	(303%)
Other comprehensive (loss) income attributable to Parent	(24,279)	40,814	(65,093)	(159%)
Comprehensive income (loss)	244,320	204,076	40,244	20%
Less comprehensive income (loss) attributable to noncontrolling interests	1,619	14,856	(13,237)	(89%)
Comprehensive income attributable to Parent	$242,701	$189,220	$53,481	28%

Sales of goods

Sales of goods for the nine months ended September 30, 2018 was $1,671,579 thousand, a decrease of $194,162 thousand, or 10%, from $1,865,741 thousand for the nine months ended September 30, 2017, primarily driven by lower locomotive deliveries, partially offset by increased sales of locomotive parts, wheel shipments, and modernization shipments.

Sales of services

Sales of services for the nine months ended September 30, 2018 was $1,045,940 thousand, an increase of $3,223 thousand, essentially flat to September 30, 2017.

Total revenues

Total revenues for the nine months ended September 30, 2018 was $2,717,519 thousand, a decrease of $190,939 thousand, or 7%, from $2,908,458 thousand for the nine months ended September 30, 2017, primarily due to a 56% decline in locomotive unit shipments, partially offset by a 103% increase in mining wheel unit shipments and locomotive spare parts increased 45%.

Cost of goods sold

Cost of goods sold for the nine months ended September 30, 2018 was $1,335,314 thousand, a decrease of $303,877 thousand, or 19%, from $1,639,191 thousand for the nine months ended September 30, 2017, in-line with the decline in locomotive deliveries and reduction in restructuring charges of $74,556 thousand, partly offset by increased volume on locomotive parts and mining wheels.

Cost of services sold

Cost of services sold for the nine months ended September 30, 2018 was $633,058 thousand, a decrease of $21,366 thousand, or 3%, from $654,424 thousand for the nine months ended September 30, 2017. The decrease in cost of services sold was driven by lower volume on service contracts.

Gross profit

Gross profit for the nine months ended September 30, 2018 was $749,147 thousand, an increase of $134,304 thousand, or 22%, from $614,843 thousand for the nine months ended September 30, 2017. The gross margin on both goods and services improved in the first nine months of 2018, attributable to increased services, mining and locomotive parts volume, lower restructuring charges, and lower locomotive shipments. In addition, the mix of goods versus services shifted favorably towards services, improving overall margins to 28% compared to 21% for the nine months ended September 30, 2017. Gross margin on sales of goods was 20% compared to 12% for the nine months ended September 30, 2017, and gross margin on sales of services was 39% compared to 37% for the nine months ended September 30, 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the nine months ended September 30, 2018 was $378,837 thousand, an increase of $54,160 thousand, or 17%, from $324,677 thousand for the nine months ended September 30, 2017, primarily attributable to costs associated with the Transaction and business-specific incentive compensation.

Impairment of goodwill

There was no impairment of goodwill for the nine months ended September 30, 2018 or for the nine months ended September 30, 2017.

Non-operating benefit costs

Non-operating benefit costs for the nine months ended September 30, 2018 was $7,548 thousand, a decrease of $6,110 thousand, or 45%, from $13,658 thousand for the nine months ended September 30, 2017, primarily attributable to a decrease in pension costs assessed by GE.

Other (expense) income

Other (expense) income for the nine months ended September 30, 2018 was ($3,871) thousand, a decrease of $21,664 thousand, or 85%, from ($25,535) thousand for the nine months ended September 30, 2017, primarily driven by lower interest expense from receivables factoring. Additionally, gains were realized in the first nine months of 2018 related to asset sales associated with prior period restructuring projects.

Income taxes

The effective income tax rate was 24% and 36% in the nine months ended September 30, 2018 and 2017, respectively. The rate for 2018 benefited from a lower U.S. statutory rate effective for years beginning in 2018 due to U.S. tax reform and favorable changes in mix of earnings. GE Transportation’s operating results are included in the consolidated income tax returns of GE where allowable. The provision for income taxes represents federal, state and local, and non-U.S. taxes on income calculated on a separate tax return basis. As a separate stand-alone company, GE Transportation’s tax profile may differ from historical results.

Net earnings

Net earnings for the nine months ended September 30, 2018 was $273,566 thousand, an increase of $112,749 thousand, or 70%, from $160,817 thousand for the nine months ended September 30, 2017, primarily attributable to improvements in gross profit and other income as well as lower provisions for taxes, offset by higher SG&A costs.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth GE Transportation’s income statement data for the years ended December 31, 2017 and 2016:

	For the Year Ended December 31
	2017	2016	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$2,546,637	$3,046,546	$(499,909)	(16)%
Sales of services	1,383,671	1,560,045	(176,374)	(11)%
Total revenues	3,930,308	4,606,591	(676,283)	(15)%
Cost of revenues
Cost of goods sold	2,129,684	2,525,838	(396,154)	(16)%
Cost of services sold	877,390	909,116	(31,726)	(3)%
Gross profit	923,234	1,171,637	(248,403)	(21)%
Selling, general and administrative expenses	449,651	432,229	17,422	4%
Impairment of goodwill	—	2,027	(2,027)	(100)%
Non-operating benefit costs	16,877	18,455	(1,578)	(9)%
Other (expense) income	(24,307)	(11,409)	(12,898)	113%
Earnings before income taxes	432,399	707,517	(275,118)	(39)%
Provision for income taxes	(44,303)	(167,428)	123,125	(74)%
Net earnings	388,096	540,089	(151,993)	(28)%
Less net earnings attributable to noncontrolling interests	14,311	6,144	8,167	133%
Net earnings attributable to Parent	373,785	533,945	(160,160)	(30)%
Other comprehensive income (loss)
Foreign currency translation adjustments	15,568	22,970	(7,402)	(32)%
Benefit plans, net of taxes	459	(1,092)	1,551	(142)%
Other comprehensive income (loss), net of taxes	16,027	21,878	(5,851)	(27)%
Less other comprehensive income (loss) attributable to noncontrolling interests	703	(6,101)	6,804	(112)%
Other comprehensive income (loss) attributable to Parent	15,324	27,979	(12,655)	(45)%
Comprehensive income (loss)	404,123	561,967	(157,844)	(28)%
Less comprehensive income (loss) attributable to noncontrolling interests	15,014	43	14,971	34,816%
Comprehensive income attributable to Parent	$389,109	$561,924	(172,815)	(31)%

Sales of goods

Sales of goods for the year ended December 31, 2017 was $2,546,637 thousand, a decrease of $499,909 thousand, or 16%, from $3,046,546 thousand for the year ended December 31, 2016. Locomotive unit shipments were down 42%, driven by a 72% decrease of North America shipments, partially offset by a 36% increase in international locomotive shipments. Locomotive shipment decline was partially offset by an 82% increase in mining wheel shipments and a 24% increase in sales of locomotive spare parts.

Sales of services

Sales of services for the year ended December 31, 2017 was $1,383,671 thousand, a decrease of $176,374 thousand, or 11%, from $1,560,045 thousand for the year ended December 31, 2016. Contractual services were down 11%, primarily driven by lower volume on existing long term maintenance contracts attributable to lower asset utilization by North American customers reducing the need for spare parts and maintenance. Though carload volumes improved slightly in 2017 and the number of parked locomotives declined, parking still remained near historically high levels and the environment for sales of services remained challenging. The decline in sales of services was partly offset by continued sales to the international installed base, as well as aftermarket digital product sales, which continued to see growth.

Total revenues

Total revenues for the year ended December 31, 2017 was $3,930,308 thousand, a decrease of $676,283 thousand, or 15%, from $4,606,591 thousand for the year ended December 31, 2016. The Equipment segment was the largest contributor to the decline in revenues with a $676,272 thousand decline, or 28%. International revenues increased as a percentage of total revenues over 2016, increased to 45% of total revenues compared to 38% of total revenues in 2016.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2017 was $2,129,684 thousand a decrease of $396,154 thousand, or 16%, from $2,525,838 thousand for the year ended December 31, 2016. The decrease was due to the decrease in North America shipments discussed above and a $36,766 thousand decrease in restructuring costs, partially offset by increased costs from increased international locomotive shipments, mining wheels and locomotive spare parts volume discussed above.

Cost of services sold

Cost of services sold for the year ended December 31, 2017 was $877,390 thousand, a decrease of $31,726 thousand, or 4%, from $909,116 thousand for the year ended December 31, 2016. The decline was due to a 9% decrease in contractual services, primarily driven by lower volume on existing long term maintenance contracts.

Gross profit

Gross profit for the year ended December 31, 2017 was $923,234 thousand, a decrease of $248,403 thousand, or 21%, from $1,171,637 thousand for the year ended December 31, 2016. Gross profit related to goods was down 20% primarily driven by softness in North American locomotive markets, partially offset by increased locomotive spare parts volume and lower restructuring charges. Gross Profit related to services were down 22% primarily driven by softness in the contractual services market for maintenance.

Selling, general and administrative expenses

Selling, general and administrative expense for the year ended December 31, 2017 was $449,651 thousand, an increase of $17,422 thousand, or 4%, from $432,229 thousand for the year ended December 31, 2016. The increase is primarily attributable to costs from new acquisitions of $8,941 thousand and restructuring costs of $4,321 thousand.

Impairment of goodwill

There was no impairment of goodwill for the year ended December 31, 2017 compared to $2,027 thousand for the year ended December 31, 2016, due in part to an improved global commodities market positively impacting the fair value of the reporting units.

Non-operating benefit costs

Non-operating benefit costs for the year ended December 31, 2017 was $16,877 thousand, a decrease of $1,578 thousand, or 9%, from $18,455 thousand for the year ended December 31, 2016, primarily due to a decrease in severance charges, partly offset by an increase in health benefits for retirees.

Other (expense) income

Other (expense) income for the year ended December 31, 2017 was $(24,307) thousand, an increase of $12,898 thousand, or 113%, from $(11,409) thousand for the year ended December 31, 2016, primarily attributable to a one-time sale of leased equipment in 2016.

Income taxes

The effective income tax rate was significantly reduced to 10% in the year ended December 31, 2017 from 24% in the year ended December 31, 2016. The decrease in the effective rate was primarily the result of newly enacted U.S. tax reform regulations. The effective tax rate in the year ended December 31, 2016 benefited by 16 percentage points from a restructuring of GE Transportation's foreign operations that resulted in a one-time recognition of foreign tax credits.

Net earnings

Net earnings for the year ended December 31, 2017 was $388,096 thousand, a decrease of $151,993 thousand, or 28%, from $540,089 thousand for the year ended December 31, 2016. The main contributing factor for the decrease in net earnings was the decline in North American locomotive sales, partly offset by recent growth in sales of mining equipment and parts.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

	For the Year Ended December 31
	2016	2015	Variation ($)	Variation (%)
	In thousands, except for percentages
Income Statement Data:
Revenues
Sales of goods	$3,046,546	$3,998,100	$(951,554)	(24)%
Sales of services	1,560,045	1,423,379	136,666	10%
Total revenues	4,606,591	5,421,479	(814,888)	(15)%
Cost of revenues
Cost of goods sold	2,525,838	3,163,798	(637,960)	(20)%
Cost of services sold	909,116	931,745	(22,629)	(2)%
Gross profit	1,171,637	1,325,936	(154,299)	(12)%
Selling, general and administrative expenses	432,229	414,488	17,741	4%
Impairment of goodwill	2,027	85,421	(83,394)	(98)%
Non-operating benefit costs	18,455	16,249	2,206	14%
Other (expense) income	(11,409)	27,121	(38,530)	(142)%
Earnings before income taxes	707,517	836,899	(129,382)	(15)%
Provision for income taxes	(167,428)	(349,275)	181,847	(52)%
Net earnings	540,089	487,624	52,465	11%
Less net earnings attributable to noncontrolling interests	6,144	7,547	(1,403)	(19)%
Net earnings attributable to Parent	533,945	480,077	53,868	11%
Other comprehensive income (loss)
Foreign currency translation adjustments	22,970	(42,755)	65,725	(154)%
Benefit plans, net of taxes	(1,092)	120	(1,212)	(1,010)%
Other comprehensive income (loss), net of taxes	21,878	(42,635)	64,513	(151)%
Less other comprehensive income (loss) attributable to noncontrolling interests	(6,101)	3,194	(9,295)	(291)%
Other comprehensive income (loss) attributable to Parent	27,979	(45,829)	73,808	(161)%
Comprehensive income (loss)	561,967	444,989	116,978	26%
Less comprehensive income (loss) attributable to noncontrolling interests	43	10,741	(10,698)	(100)%
Comprehensive income attributable to Parent	$561,924	$434,248	$127,676	29%

Sales of goods

Sales of goods for the year ended December 31, 2016 was $3,046,546 thousand, a decrease of $951,554 thousand, or 24%, from $3,998,100 thousand for the year ended December 31, 2015, primarily attributable to the Equipment segment. North American locomotive deliveries as well the demand for replacement parts declined. Challenges in the coal and petroleum industries led to a decrease in carload volumes, which in turn led to a significant increase in the number of parked locomotives.

Sales of services

Sales of services for the year ended December 31, 2016 was $1,560,045 thousand, an increase of $136,666 thousand, or 10%, from $1,423,379 thousand for the year ended December 31, 2015, primarily driven by the Services segment. North America maintenance and non-U.S. sales of services were both favorable compared to the prior year. Increased sales of services were also due in part to growth in sales of Digital.

Total revenues

Total revenues for the year ended December 31, 2016 was $4,606,591 thousand, a decrease of $814,888 thousand, or 15%, from $5,421,479 thousand for the year ended December 31, 2015. The decline in total revenues was primarily attributable to the Equipment segment. Non-U.S. revenues increased as a percentage of total revenues over 2015, up to 38% of total revenues compared to 31% of total revenues in 2015.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2016 was $2,525,838 thousand, a decrease of $637,960 thousand, or 20%, from $3,163,798 thousand for the year ended December 31, 2015, primarily attributable to the associated costs related to declining North American locomotive deliveries and replacement parts.

Cost of services sold

Cost of services sold for the year ended December 31, 2016 was $909,116 thousand, a decrease of $22,629 thousand, or 2%, from $931,745 thousand for the year ended December 31, 2015, primarily attributable to lower costs associated with the disposal of the signaling business in November 2015.

Gross profit

Gross profit for the year ended December 31, 2016 was $1,171,637 thousand, a decrease of $154,299 thousand, or 12%, from $1,325,936 thousand for the year ended December 31, 2015. The decline in gross profit was primarily attributable to challenging market conditions in North America. Total gross margin remained at 25% from 2015. Gross margins on sales of goods fell to 17% in 2016, down from 21% in 2015. Gross margins on sales of services grew to 42% in 2016, up from 35% in 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2016 was $432,229 thousand, an increase of $17,741 thousand, or 4%, from $414,488 thousand for the year ended December 31, 2015, primarily attributable to an increase of restructuring costs.

Impairment of goodwill

Impairment of goodwill for the year ended December 31, 2016 was $2,027 thousand, a decrease of $83,394 thousand, or 98%, from $85,421 thousand for the year ended December 31, 2015. The suppression of the global commodities market and the resulting impact on the global mining investment environment led to a revision of expected cash flows for all reporting units in 2015, resulting in an impairment of goodwill. In 2016, the goodwill impairment for the Equipment segment was reversed due to a slight improvement in market conditions.

Non-operating benefit costs

Non-operating benefit costs for the year ended December 31, 2016 was $18,455 thousand, an increase of $2,206 thousand, or 14%, from $16,249 thousand for the year ended December 31, 2015, primarily due to a decrease in pension and severance costs offset by an increase in health benefits for retirees.

Other (expense) income

Other (expense) income for the year ended December 31, 2016 was $(11,409) thousand, a decrease of $38,530 thousand, or 142%, from $27,121 thousand for the year ended December 31, 2015, primarily attributable to foreign exchange fluctuations and partly offset by a one-time sale of leased equipment in 2016.

Income taxes

The effective income tax rate was reduced to 24% in the year ended December 31, 2016 from 42% in the year ended December 31, 2015. The decrease in the effective tax rate was primarily due to a restructuring of GE Transportation's foreign operations that resulted in a one-time recognition of foreign tax credits that reduced the effective tax rate in the year ended December 31, 2016 by 16%.

Net earnings

Net earnings for the year ended December 31, 2016 was $540,089 thousand, an increase of $52,465 thousand, or 11%, from $487,624 thousand for the year ended December 31, 2015. The increase in net earnings was primarily due to improved margins in GE Transportation’s services business, partly offset by declining margins for sales of goods.

Cash Flows

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016	2015
In thousands	(in thousands of U.S. dollars)
Net earnings	$273,566	$160,817	$388,096	$540,089	$487,624
Less net earnings attributable to noncontrolling interests	6,586	12,411	14,311	6,144	7,547
Net earnings attributable to GE	266,980	148,406	373,785	533,945	480,077
Cash provided by (used for) operating activities	58,700	(3,522)	322,004	853,712	875,234
Cash provided by (used for) investing activities	(109,038)	(183,875)	(200,956)	(168,214)	(225,875)
Cash provided by (used for) financing activities	80,451	232,908	(171,062)	(625,586)	(622,770)
Effect of currency exchange rate changes on cash and equivalents	(11,985)	9,423	4,201	4,133	(7,784)
Increase in cash and equivalents	18,128	54,935	(45,813)	64,045	18,805
Cash and cash equivalents at beginning of period	105,338	151,151	151,151	87,106	68,301
Cash and cash equivalents at end of period	$123,466	$206,086	$105,338	$151,151	$87,106

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

Operating Activities

Cash provided by operating activities was $58,700 thousand during the first nine months of 2018, an increase of $62,222 thousand, from ($3,522) thousand during the prior year period. The increase was driven primarily by improved earnings before income taxes which increased $107,918 thousand. Earnings before income taxes increased due to improvements in gross profit and lower interest expense, partially offset by increases in SG&A. The cash generated by earnings was partially offset by cash used for working capital management. Changes in working capital were primarily attributable to increases in inventory in preparation for fourth quarter locomotive and mining unit deliveries and increases in accounts receivable due to lower utilization of the receivable factoring program and increases in customer days sales outstanding. The increase in inventory and accounts receivable was partially offset by improvements in accounts payable days to pay as well as reduced liquidations of progress collections due to deposits received on new orders.

Investing Activities

Cash (used for) investing activities in the first nine months of 2018 was $(109,038) thousand, a reduction of $74,837 thousand, from $(183,875) thousand during the prior year period. The decrease was driven by GE

Transportation’s purchase of a 50% interest in locomotive manufacturer Lokomotiv Kurastyru Zauyty (LKZ) in 2017 in addition to reduced investment in property, plant and equipment and internal-use software.

Financing Activities

Cash provided by financing activities was $80,451 thousand in the first nine months of 2018, a decrease of $152,457 thousand, from $232,908 thousand during the prior year period. The decrease was primarily due to a reduction of $153,928 thousand of transfers received from GE when compared to the first nine months of 2017 in addition to dividends paid to noncontrolling interest holders, partially offset by the receipt of the final tranche of the unsecured loan facility from Wipro GE Healthcare Private Limited in the first nine months of 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Activities

Cash provided by operating activities was $322,004 thousand during the year ended December 31, 2017, a decrease of $531,708 thousand, from $853,712 thousand during the year ended December 31, 2016. Earnings before income taxes was down $275,118 thousand primarily due to lower North American locomotive deliveries and services volume decline. Working capital decreased by $197,695 thousand primarily due to down payments received in prior years that were recognized as revenue in 2017.

Investing Activities

Cash (used for) investing activities was $(200,956) thousand during the year ended December 31, 2017, a decrease of $32,742 thousand, from $(168,214) thousand in year ended December 31, 2016. This was mainly due to an increase in GE Transportation’s non-U.S. manufacturing footprint and continued investment in GE Transportation’s Digital business, partly offset by proceeds from the sale of assets as part of GE Transportation’s restructuring activities.

Financing Activities

Cash (used for) financing activities was $(171,062) thousand during the year ended December 31, 2017, an increase of $454,524 thousand, from $(625,586) thousand in the year ended December 31, 2016, mainly due to a substantial $499,998 thousand reduction in payments to GE when compared to 2016. GE Transportation also made repayments of debt, which were partly offset by newly issued debt.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Activities

Cash provided by operating activities was $853,712 thousand during the year ended December 31, 2016, a decrease of $21,522 thousand, from $875,234 thousand during the year ended December 31, 2015. Earnings before income taxes was down $129,382 thousand offset by improvements in material management of $108,776 thousand.

Investing Activities

Cash (used for) investing activities was $(168,214) thousand during the year ended December 31, 2016, a decrease of $57,661, from $(225,875) thousand in year ended December 31, 2015. This was mainly due to a reduction of GE Transportation’s capital expenditures, offset by GE Transportation’s expansion of non-U.S. manufacturing capacity.

Financing Activities

Cash (used for) financing activities was $(625,586) thousand during the year ended December 31, 2016, a decrease of $2,816 thousand, from $(622,770) thousand in the year ended December 31, 2015, mainly due to no new debt being issued in 2016, and a slightly reduced payment to GE.

Indebtedness

As of September 30, 2018, GE Transportation’s borrowings consisted principally of an unsecured loan facility.

Unsecured loan facility

In September 2017, GE Transportation entered into an unsecured loan facility agreement with Wipro GE Healthcare Private Limited to fund various ongoing projects and operational requirements. The loan had a total disbursement value of $68,703 thousand as of September 30, 2018, disbursed in three tranches. As of December 31, 2017, the first two tranches had been disbursed with a total value of $44,256 thousand. The final tranche was disbursed in the first quarter of 2018. The loan carries an 8% annual interest rate, compounded quarterly and matures in three tranches due October 2019, November 2019, and January 2020.

Off Balance Sheet Obligations

As of September 30, 2018 and December 31, 2017, the Business has off-balance sheet credit exposure for bank guarantees of approximately $461,048 thousand and $532,196 thousand, respectively. These balances represent the notional amount of bank guarantees obtained in the normal course of business from non-affiliated third party financial institutions to guarantee the Business’s own performance on contracts with customers and suppliers. In the event nonperformance by the Business results in a customer or supplier drawings on the guarantee, the Business would be secondarily liable. Historically, the Business has not experienced any losses on these credit exposures.

Contractual Obligations, Commitments and Contingencies

Future minimum lease payments on non-cancelable operating lease arrangements, net of amounts due under subleases, as of December 31, 2017, consist of the following:

In thousands	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$100,097	23,670	24,083	15,915	36,429

GE Transportation did not enter into any additional material operating leases during the nine months ended September 30, 2018. Additionally, GE Transportation did not enter into any significant capital leases during the three years ended December 31, 2017 or in the nine months ended September 30, 2018.

Quantitative and Qualitative Disclosure About Market Risk

GE Transportation’s business involves buying, manufacturing and selling components and products across global markets. These activities expose GE Transportation to changes in foreign currency exchange rates and commodity prices which can adversely affect revenues earned and costs of its operating businesses. When the currency in which equipment is sold differs from the primary currency of the legal entity and the exchange rate fluctuates, it will affect the revenue earned on the sale. These sales and purchase transactions also create receivables and payables denominated in foreign currencies and exposure to foreign currency gains and losses based on changes in exchange rates. Changes in the price of raw materials used in manufacturing can affect the cost of manufacturing, including any potential change in tariffs and free trade agreements. GE Transportation uses derivatives to mitigate or eliminate these exposures, where appropriate. Most derivative activity consists of currency exchange and commodity contracts.

Critical Accounting Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires GE Transportation’s management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of any contingent assets or liabilities at the date of these combined financial statements and the reported amounts of revenue and expenses during the reporting period. GE Transportation bases its estimates and judgments on historical experience and on various other assumptions and information that it believes to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as GE Transportation’s operating environment changes. While GE Transportation believes that the estimates and assumptions used in the preparation of these combined financial statements are appropriate, actual results could differ from those estimates.

Estimates are used for, but are not limited to, determining the following: estimates of variable revenues and/or costs on long-term revenue generating contracts, recoverability of long-lived assets and inventory, valuation of goodwill; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies including warranties; actuarial assumptions used to determine costs on employee benefit plans, valuation assumptions for long term stock-based compensation expense, valuation and recoverability of receivables, valuation of derivatives and the fair value of assets acquired and liabilities assumed in acquisitions.

Revenue from contracts with customers

Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, (ASC 606), requires GE Transportation to make certain estimates that affect the amount and timing of revenue recognized in a given period, primarily related to equipment and service contracts that are recognized on an overtime basis (refer to Note 2 and Note 3 to GE Transportation’s audited financial statements included elsewhere in this Prospectus for further discussion of GE Transportation’s accounting policy for these contracts). The most critical estimates relevant to GE Transportation’s revenue accounting are related to GE Transportation’s long-term CSAs as discussed below.

GE Transportation enters into CSA contracts with GE Transportation’s customers, which require GE Transportation to provide preventative maintenance, asset overhaul / updates, and standby “warranty-type” services that include certain levels of assurance regarding asset performance and uptime throughout the contract periods, which generally range from 5 to 25 years. Contract modifications that extend or revise contract terms are not uncommon and generally result in GE Transportation’s recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract). GE Transportation’s revenue recognition on CSAs requires estimates of both customer payments expected to be received over the contract term as well as the costs expected to be incurred to perform required maintenance services. GE Transportation routinely reviews estimates under product services agreements and regularly revises them to adjust for changes in outlook as described below.

GE Transportation recognizes revenue as it performs under these arrangements using an over-time accounting model based on costs incurred relative to total expected costs. Throughout the life of a contract, this measure of progress captures the timing and extent of GE Transportation’s underlying performance activities as GE Transportation’s stand-ready services often fluctuate between routine inspections and maintenance, unscheduled service events and major overhauls at pre-determined usage intervals. Customers generally pay GE Transportation based on the utilization of the asset (daily billing rate per running locomotive for example) or upon the occurrence of a major event within the contract such as an overhaul. As a result, a significant estimate in determining expected revenues of a contract is estimating how customers will utilize their assets over the term of the agreement. Changes in customer utilization can influence the timing and extent of overhauls and other service events over the life of the contract.

As a result, the revenue recognized each period is dependent on GE Transportation’s estimate of how a customer will utilize their assets over the term of the agreement. GE Transportation generally uses a combination of both historical utilization trends as well as forward-looking information such as market conditions, locomotive parking and potential asset retirements in developing GE Transportation’s revenue estimates. This estimate of customer utilization will impact both the total contract billings and costs to satisfy GE Transportation’s obligation to maintain the equipment. To the extent required, GE Transportation limits the amount of variable consideration used to estimate GE Transportation’s transaction price such that it is improbable that a significant revenue reversal will occur in future periods.

To develop GE Transportation’s cost estimates, GE Transportation considers the timing and extent of future maintenance and overhaul events, including the amount and cost of labor, spare parts and other resources required to perform the services. In developing GE Transportation’s cost estimates, GE Transportation utilizes a combination of GE Transportation’s historical cost experience and expected cost improvements. Cost improvements are only included in future cost estimates after savings have been observed in actual results or proven effective through an extensive regulatory or engineering approval process.

GE Transportation regularly assesses customer credit risk inherent in the carrying amounts of receivables and contract assets and estimated earnings, including the risk that contractual penalties may not be sufficient to offset GE Transportation’s accumulated investment in the event of customer termination. GE Transportation gains insight into future utilization and cost trends, as well as credit risk, through GE Transportation’s knowledge of the installed base of equipment and the close interaction with GE Transportation’s customers that comes with supplying critical services and parts over extended periods.

Long-lived assets

GE Transportation reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. GE Transportation derives the required undiscounted cash flow estimates from GE Transportation’s historical experience and GE Transportation’s internal business plans. To determine fair value, GE Transportation uses quoted market prices when available, GE Transportation’s internal cash flow estimates discounted at an appropriate discount rate and independent appraisals, as appropriate.

See Note 2 to GE Transportation’s audited financial statements included elsewhere in this Prospectus for further information on impairment losses.

Goodwill and other identified intangible assets

GE Transportation tests goodwill for impairment annually each year. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value; in step two, which is applied when the carrying value is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of its equity, and comparing that amount with the carrying amount of goodwill. GE Transportation determines fair values for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. GE Transportation assesses the valuation methodology based upon the relevance and availability of the data at the time GE Transportation performs the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Valuations using the market approach are derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have the characteristics similar to GE Transportation’s businesses.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. GE Transportation uses its internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on GE Transportation’s most recent views of the long-term outlook for each business. Actual results may differ from those assumed in GE Transportation’s forecasts. GE Transportation derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to GE Transportation’s reporting units to estimate the cost of equity financing. GE Transportation uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in GE Transportation’s internally developed forecasts.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

GE Transportation reviews identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. GE Transportation tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

See Notes 2 and 8 to GE Transportation’s audited financial statements included elsewhere in this Prospectus for further information.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill. This ASU simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation, and will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one will always result in goodwill impairment. The new guidance is effective for annual and interim goodwill impairment tests beginning after December 15, 2019 and early adoption is permitted. GE Transportation is currently evaluating the impact of the adoption of ASU 2017-04 on GE Transportation’s combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models under current U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard will also apply to receivables arising from revenue transactions such as contract assets and accounts receivables and is effective for fiscal years beginning after December 15, 2019. GE Transportation continues to evaluate the effect of the standard on GE Transportation’s combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, creating ASC Subtopic 842, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter, with early adoption permitted. GE Transportation is planning to elect the new transition method approved by the FASB on July 30, 2018, which allows companies to apply the provisions of the new leasing standard as of January 1, 2019, without adjusting the comparative periods presented by recognizing a cumulative-effect adjustment to the opening balance of retained earnings. GE Transportation is currently in the process of accumulating and evaluating all the necessary information required to properly account for its lease portfolio under the new standard. Additionally, GE Transportation is implementing an enterprise-wide lease management system to support the ongoing accounting requirements. Development and testing of its selected systems solution is ongoing. GE is working closely with the software system developer as the timely readiness of the lease software system is critical to ensure an efficient and effective adoption of the standard. GE Transportation is evaluating additional changes to its processes and internal controls to ensure it meets the standard’s reporting and disclosure requirements. While GE Transportation continues to evaluate the effect of the standard on its combined financial statements, the adoption of the ASU will result in the recognition of a right of use asset and related liability in the Combined Statement of Financial Position upon adoption.

SELECTED HISTORICAL FINANCIAL DATA

The following selected combined financial data of GE Transportation and selected consolidated financial data of Wabtec are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this document. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation,” “Where You Can Find More Information; Incorporation by Reference,” “Information on the GE Transportation,” “Information on GE,” “Information on Wabtec” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Selected Historical Combined Financial Data of GE Transportation

The following data of GE Transportation as of September 30, 2018, and for the nine-month periods ended September 30, 2018 and September 30, 2017, have been derived from the unaudited combined financial statements of GE Transportation included elsewhere in this Prospectus. The following data of GE Transportation as of December 31, 2017 and 2016, and for the three years in the period ended December 31, 2017, has been derived from the audited combined financial statements of GE Transportation included elsewhere in this Prospectus. The data below as of December 31, 2015, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013 has been derived from the historical consolidated financial statements of GE not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation,” the combined financial statements of GE Transportation and the notes thereto and the unaudited pro forma condensed combined financial statements of Wabtec and GE Transportation included elsewhere in this Prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
In thousands	2018	2017	2017	2016	2015(1)	2014(1)	2013(1)
Income Statement Data
Total revenues	$2,717,519	$2,908,458	$3,930,308	$4,606,591	$5,421,479	$5,643,680	$5,880,292
Earnings before income taxes	358,891	250,973	432,399	707,517	836,899	1,118,063	1,153,056
Provision for income taxes	(85,325)	(90,156)	(44,303)	(167,428)	(349,275)	(375,685)	(372,923)
Net earnings	273,566	160,817	388,096	540,089	487,624	742,379	780,132
Less net earnings attributable to noncontrolling interests	6,586	12,411	14,311	6,144	7,547	3,810	4,577
Net earnings attributable to GE	$266,980	$148,406	$373,785	$533,945	$480,077	$738,569	$775,555
	As of September 30,	As of December 31,
	2018	2017	2016	2015(1)	2014(1)	2013(1)
Balance Sheet Data
Total assets	$3,922,129	$3,544,573	$3,626,918	$4,341,768	$4,503,357	$4,471,927
Long-term debt	65,097	44,257	92,772	185	8,495	24,153
(1)	The data above as of December 31, 2015, 2014 and 2013 and for each of the years ended December 31, 2014 and 2013 has been derived from the historical consolidated financial statements of GE not included or incorporated by reference in this document. The data above as of and for each such period represents the historical results of GE’s transportation segment, and does not reflect (i) the adjustments and other assumptions that were utilized to present GE Transportation’s historical financial statements included elsewhere in this Prospectus on a “carve-out” basis from GE’s consolidated financial statements or (ii) the retrospective application of certain changes in accounting principles under U.S. GAAP. As such, GE Transportation’s results for such periods may not be directly comparable with GE Transportation’s historical financial statements included elsewhere in this Prospectus.

Selected Historical Consolidated Financial Data of Wabtec

The following data of Wabtec as of September 30, 2018, and for the nine-month periods ended September 30, 2018 and September 30, 2017, have been derived from the unaudited consolidated financial statements of Wabtec, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018. The following data of Wabtec as of December 31, 2017, 2016, 2015, 2014 and 2013, and for the five years in the period ended December 31, 2017, have been derived from Wabtec’s historical audited consolidated financial statements. The selected historical consolidated financial data presented below is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. This information is only a summary and should be read in conjunction with the financial statements of Wabtec and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018 and Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, which are included in the appendices hereto or incorporated by reference in this Prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

	Nine Months Ended September 30,		Year Ended December 31,
In thousands, except per share data	2018	2017	2017	2016	2015	2014	2013
Income Statement Data
Net Sales	$3,245,671	$2,806,218	$3,881,756	$2,931,188	$3,307,998	$3,044,454	$2,566,392
Gross profit	936,860	796,873	1,065,313	924,239	1,047,816	935,982	764,027
Operating expenses	(556,879)	(467,338)	(644,234)	(467,632)	(438,962)	(406,198)	(319,291)
Income from operations	379,981	329,535	421,079	456,607	608,854	529,784	444,736
Interest expense, net	(75,917)	(57,460)	(77,884)	(50,298)	(27,254)	(29,074)	(25,247)
Other (expenses) income, net	5,958	5,304	8,868	6,528	3,768	7,145	1,598
Net income attributable to Wabtec stockholders	$260,521	$213,313	$262,261	$304,887	$398,628	$351,680	$292,235
Diluted Earnings per Common Share
Net income attributable to Wabtec stockholders	$2.70	$2.22	$2.72	$3.34	$4.10	$3.62	$3.01
Cash dividends declared per share	$0.36	$0.20	$0.44	$0.36	$0.28	$0.20	$0.13
Weighted average shares outstanding Diluted	96,436	95,808	96,125	91,141	97,006	96,885	96,832
	As of September 30,	As of December 31,
In thousands	2018	2017	2016	2015	2014	2013
Balance Sheet Data
Total assets	$8,553,226	$6,579,980	$6,581,018	$3,229,513	$3,303,841	$2,821,997
Cash and cash equivalents	411,381	233,401	398,484	226,191	425,849	285,760
Total debt	3,865,099	1,870,528	1,892,776	692,238	521,195	450,709
Total equity	2,910,352	2,828,532	2,976,825	1,701,339	1,808,298	1,587,167

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the Transactions described in this Prospectus under “The Transactions.”

The following unaudited pro forma condensed combined balance sheet as of September 30, 2018, and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2018 and the year ended December 31, 2017 (collectively, the “Pro Forma Statements”) have been prepared in compliance with the requirements of Regulation S-X under the Securities Act using accounting policies in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information is based on Wabtec’s historical consolidated financial statements and GE Transportation’s historical combined financial statements as adjusted to give effect to the Transactions, including the Merger.

Accounting policies used in the preparation of the Pro Forma Statements are based on the audited consolidated financial statements of Wabtec for the year ended December 31, 2017 and the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2018. Pro Forma adjustments have been made to GE Transportation’s financial statements to align to Wabtec’s accounting policies. Specifically, GE Transportation adopted Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from Contracts with Customers” using the full retrospective method. Included as a pro forma adjustment in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 is an adjustment to conform GE Transportation’s method of adopting ASC 606 to Wabtec’s method of adoption which was the modified retrospective method.

The Transactions have not been consummated. The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that Wabtec management believes are reasonable. The notes to the Pro Forma Statements provide a discussion of how such adjustments were derived and presented in the Pro Forma Statements. Changes in facts and circumstances or discovery of new information may result in revised estimates. As a result, there may be material adjustments to the Pro Forma Statements. See note 7 to the Pro Forma Statements. Certain historical GE Transportation and Wabtec financial statement caption amounts have been reclassified or combined to conform to Wabtec’s presentation and the disclosure requirements of the combined company. See note 6 to the Pro Forma Statements.

The Pro Forma Statements should be read in conjunction with the audited consolidated financial statements of Wabtec as of and for the year ended December 31, 2017, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018, Wabtec’s interim financial statements as of and for the nine-month period ended September 30, 2018, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s quarterly report on Form 10-Q filed with the SEC for the quarter ended September 30, 2018, and the audited combined financial statements of GE Transportation as of and for the year ended December 31, 2017 and GE Transportation’s interim financial statements as of and for the nine-month period ended September 30, 2018, which are, in each case, included elsewhere in this Prospectus. GE Transportation’s historical financial statements included in this Prospectus have been presented on a “carve-out” basis from GE’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of GE Transportation and include allocations of corporate expenses from GE. These allocations reflect significant assumptions, and the financial statements do not fully reflect what GE Transportation’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of GE Transportation’s future results of operations, financial position or cash flows. The note disclosure requirements of annual consolidated financial statements provide additional disclosures to that required for pro forma condensed combined financial information.

The unaudited Pro Forma Statements give effect to the Transactions as if they had occurred on January 1, 2017, for the purposes of the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2018 and the year ended December 31, 2017. The unaudited Pro Forma Statements give effect to the Transactions as if they had occurred on September 30, 2018, for the purposes of the unaudited pro forma condensed combined balance sheet. In the opinion of Wabtec’s management, these Pro Forma Statements include all material adjustments necessary to be in accordance with Article 11 of Regulation S-X under the Securities Act.

The Pro Forma Statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings or the costs of integration activities that could result from the combination of Wabtec and GE Transportation. Actual amounts recorded upon consummation of the Transactions will differ from the Pro Forma Statements, and the differences may be material.

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Statements of Income (Unaudited)
For the Nine Months Ended September 30, 2018

In millions, except per share data (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments (Note 6)	Pro Forma Adjustments	Notes		Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,245.7	$1,671.6	$(137.4)	$(45.5)			$4,734.4
Sales of services	—	1,045.9	137.4	(80.0)	7(a	)	1,103.3
Net sales	3,245.7	2,717.5	—	(125.5)			5,837.7
Cost of goods sold	(2,308.8)	(1,335.3)	216.0	31.3	7(d	)	(3,396.8)
Cost of services sold	—	(633.1)	(114.6)	(4.6)	7(d	)	(752.3)
Gross profit	936.9	749.1	101.4	(98.8)			1,688.6

Selling, general and administrative expenses	(465.2)	(378.8)	—	76.8	7(n	)	(767.2)
Engineering expenses	(61.6)	—	(67.1)	—			(128.7)
Amortization expense	(30.1)	—	(34.3)	(129.4)	7(e	)	(193.8)
Total operating expenses	(556.9)	(378.8)	(101.4)	(52.6)			(1,089.7)

Income from operations	380.0	370.3	—	(151.4)			598.9

Interest expense, net	(75.9)	—	(20.2)	(82.6)	7(k	)	(178.7)
Non-operating benefit costs	—	(7.5)	7.5	—			—
Other (expense) income, net	6.0	(3.9)	12.7	—			14.8
Income from operations before income taxes	310.0	358.9	—	(234.0)			434.9

Income tax expense	(53.2)	(85.3)	—	55.2	7(j	)	(83.3)
Net income	$256.8	$273.6	$—	$(178.8)			$351.6

Less: Net income attributable to noncontrolling interest	3.7	(6.6)	—	—			(2.9)
Net income attributable to Wabtec stockholders	$260.5	$267.0	$—	$(178.8)			$348.7

Earnings Per Common Share
Basic
Net income attributable to Wabtec stockholders	$2.71	—	—	—			$1.82
Diluted
Net income attributable to Wabtec stockholders	$2.70	—	—	—			$1.82

Weighted average shares outstanding
Basic	95.935	—	—	95.107	7(m	)	191.042
Diluted	96.436	—	—	95.107			191.543

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Statements of Income (Unaudited)
For the Twelve Months Ended December 31, 2017

In millions, except per share data (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustments (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Sales of goods	$3,881.8	$2,546.6	$(196.1)	$(73.8)	7(a)	$6,158.5
Sales of services	—	1,383.7	196.1	(78.9)	7(a)	1,500.9
Net sales	3,881.8	3,930.3	—	(152.7)		7,659.4
Cost of goods sold	(2,816.4)	(2,129.7)	319.0	53.1	7(a), 7(d)	(4,574.0)
Cost of services sold	—	(877.4)	(149.4)	(4.1)	7(a), 7(d)	(1,030.9)
Gross profit	1,065.3	923.2	169.6	(103.7)		2,054.4

Selling, general and administrative expenses	(512.6)	(449.7)	15.2	—		(947.1)
Engineering expenses	(95.2)	—	(113.1)	—		(208.3)
Amortization expense	(36.5)	—	(71.7)	(146.6)	7(e)	(254.8)
Total operating expenses	(644.2)	(449.7)	(169.6)	(146.6)		(1,410.1)

Income from operations	421.1	473.5	—	(250.3)		644.3

Interest expense, net	(77.9)	—	(41.2)	(130.4)	7(k)	(249.5)
Non-operating benefit costs	—	(16.9)	16.9	—		—
Other (expense) income, net	8.9	(24.3)	24.3	(1.0)	7(a)	7.9
Income from operations before income taxes	352.2	432.4	—	(381.7)		402.9

Income tax expense	(89.8)	(44.3)	—	112.6	7(j)	(21.5)
Net income	262.4	388.1	—	(269.1)		381.4

Less: Net income attributable to noncontrolling interest	—	(14.3)	—	—		(14.3)
Net income attributable to Wabtec stockholders	$262.4	$373.8	$—	$(269.1)		$367.1

Earnings Per Common Share
Basic
Net income attributable to Wabtec stockholders	$2.74	—	—	—		$1.92
Diluted
Net income attributable to Wabtec stockholders	$2.72	—	—	—		$1.92

Weighted average shares outstanding
Basic	95.453	—	—	95.107	7(m)	190.560
Diluted	96.125	—	—	95.107		191.232

Westinghouse Air Brake Technologies Corporation
Pro Forma Condensed Combined Balance Sheet (Unaudited)
As of September 30, 2018

In millions (In U.S. dollars unless otherwise indicated)	Wabtec Historical	GE Transportation Historical	Reclassification Adjustment (Note 6)	Pro Forma Adjustments	Notes	Pro Forma Combined Wabtec/GE Transportation
Assets
Current Assets
Cash and cash equivalents	$411.4	$123.5	$—	$(360.0)	7(b)	$174.9
Restricted Cash	1,724.0	—	—	(1,724.0)	7(b)	—
Accounts receivable	851.2	251.7	—	(10.4)		1,092.5
Unbilled accounts receivables	389.3	—	628.5	(261.0)	7(a)	756.8
Contract and other deferred assets	—	628.5	(628.5)	—		—
Inventories	866.2	816.0	—	83.0	7(l)	1,765.2
Other current assets	111.4	166.6	—	—		278.0
Total current assets	4,353.5	1,986.2	—	(2,272.4)		4,067.3
Property, plant and equipment	1,026.2	1,958.2	—	(773.4)	7(d)	2,211.0
Accumulated depreciation	(468.8)	(1,057.7)	—	1,057.7	7(d)	(468.8)
Property, plant and equipment, net	557.4	900.5	—	284.3	7(d)	1,742.2
Other Assets
Goodwill	2,412.6	282.6	—	4,847.4	7(f)	7,542.6
Other intangibles, net	1,157.4	253.9	—	3,346.1	7(e)	4,757.4
Long-term contract and other deferred assets	—	359.6	(359.6)	—		—
Deferred income taxes	—	55.1	(55.1)	—		—
Other noncurrent assets	72.3	84.1	414.7	(280.0)	7(a), 7(h)	291.1
Total other assets	3,642.3	1,035.3	—	7,913.5		12,591.1
Total Assets	$8,553.2	$3,922.1	$—	$5,925.4		$18,400.7
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$557.4	$746.5	$—	$(10.4)		$1,293.5
Customer deposits	374.1	—	518.7	—		892.8
Progress collections and other deferred income	—	518.7	(518.7)	—		—
Accrued compensation	165.2	—	127.4	—		292.6
Accrued warranty	136.4	—	41.5	—		177.9
Current portion of long-term debt	47.0	—	—	—		47.0
Other accrued liabilities	250.1	304.0	(168.9)	71.2	7(a), 7(i)	456.4
Total current liabilities	1,530.3	1,569.2	—	60.8		3,160.3
Long-term debt	3,818.1	65.1	—	809.4	7(c), 7(g)	4,692.6
Long-term progress collections and other deferred income	—	31.4	(31.4)	—		—
Reserve for postretirement and pension benefits	95.3	—	21.0	—		116.3
Deferred income taxes	153.5	203.2	—	(203.2)	7(h)	153.5
Accrued warranty	18.1	—	25.7	—		43.8
Other long term liabilities	27.6	69.3	(15.3)	352.7	7(a), 7(i)	434.3
Total Liabilities	5,642.9	1,938.2	—	1,019.7		8,600.8
Equity
Preferred Stock	—	—	—	—		—
Common Stock	1.3	—	—	0.7	7(m)	2.0
Additional paid-in capital	916.8	—	2,029.5	4,818.5	7(m)	7,764.8
Net parent investment	—	2,029.5	(2,029.5)	—		—
Treasury stock	(816.3)	—	—	—		(816.3)
Retained earnings	2,999.1	—	—	(8.4)		2,990.7
Accumulated other comprehensive loss	(205.7)	(79.9)	—	79.9	7(m)	(205.7)
Total Group shareholders’ equity	2,895.2	1,949.6	—	4,890.7		9,735.5
Noncontrolling Interest	15.2	34.3	—	15.0		64.5
Total Equity	2,910.4	1,983.9	—	4,905.7		9,800.0
Total Liabilities and Equity	$8,553.2	$3,922.1	$—	$5,925.4		$18,400.7

Westinghouse Air Brake Technologies Corporation
Notes to Pro Forma Statements (Unaudited)
(Expressed in U.S. dollars, unless otherwise indicated)

1.	Description of the transaction

GE, Wabtec, SpinCo and Merger Sub, entered into the Original Merger Agreement on May 20, 2018, and GE, SpinCo, Wabtec and Direct Sale Purchaser entered into the Original Separation Agreement on May 20, 2018, which together provide for the combination of Wabtec and GE Transportation. The Original Merger Agreement and Original Separation Agreement were subsequently amended on January 25, 2019. In connection with the Separation of GE Transportation from the remaining business of GE, GE will conduct the Internal Reorganization. The Transactions have been approved by the Wabtec Board and the GE Board.

In connection with the Direct Sale, certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to Direct Sale Purchaser for a cash payment of $2.875 billion, and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the SpinCo Business to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries), and SpinCo will issue to GE shares of SpinCo Class A preferred stock, SpinCo Class B preferred stock, SpinCo Class C preferred stock and additional shares of SpinCo common stock in the SpinCo Transfer. Following this issuance of additional SpinCo common stock to GE, and immediately prior to the Distribution, GE is expected to own 8,700,000,000 shares of SpinCo common stock, 15,000 shares of SpinCo Class A preferred stock, 10,000 shares of SpinCo Class B preferred stock and one share of SpinCo Class C preferred stock, which will constitute all of the outstanding stock of SpinCo.

Following the Direct Sale, GE will distribute the Distribution Shares of SpinCo in a spin-off transaction. Immediately after the Distribution and on the closing date of the Merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock held by GE). In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of Wabtec common stock based on the common stock exchange ratio set forth in the Merger Agreement, as described in the section of this Prospectus entitled “The Merger Agreement—Merger Consideration” and the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock equal to 9.9% of the fully-diluted pro forma Wabtec shares. Immediately prior to the Merger, Wabtec will pay $10.0 million in cash to GE in exchange for all of the shares of SpinCo Class B preferred stock.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock on a fully-diluted, as-converted and as-exercised basis, as of December 31, 2018, approximately 49.2% of the outstanding shares of Wabtec common stock would be held collectively by GE and Spin-Off record date holders of GE common stock (with 9.9% to be held by GE directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock to be held by GE) and approximately 50.8% of the outstanding shares of Wabtec common stock would be held by pre-Merger Wabtec stockholders. Following the effective time of the Merger, GE will also own 15,000 shares of SpinCo Class A preferred stock, and Wabtec will hold 10,000 shares of SpinCo Class B preferred stock. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement, including, among other things, and in each case subject to certain exceptions, (i) restrictions on the ability to sell, transfer or otherwise divest such shares for a period of 30 days and (ii) an obligation to sell, transfer or otherwise divest (A) by no later than 120 days following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not less than 14.9% and not more than 19.9% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, (B) by no later than one year following the closing date of the Merger, GE’s (and its affiliates’) ownership of Wabtec common stock and/or Wabtec convertible preferred stock so that GE (together with its affiliates) beneficially owns not more than 18.5% of the number of shares of Wabtec common stock that were outstanding immediately after the closing of the Merger, in each case of clauses (A) and (B) treating the Wabtec convertible preferred stock as the Wabtec common stock into which it is convertible both for purposes of determining the number of shares of Wabtec common stock owned and for purposes of determining the number of shares of Wabtec common stock outstanding and (C) by no later than the third anniversary of the closing date of the Merger, all of the subject shares that GE (together with its affiliates) beneficially owns, and (iii) an obligation to vote all of such shares of Wabtec common stock in the proportion required under the Shareholders Agreement (as described in the section of this Prospectus entitled “Other Agreements—Shareholders Agreement”).

The estimated total value of the consideration to be paid by Wabtec in the Transactions is subject to the market price of shares of Wabtec common stock at the date of closing. Using Wabtec’s closing stock price on the NYSE as of December 17, 2018, the total value of the consideration for the Transactions would be approximately $10.2 billion, including the Direct Sale Purchase Price, contingent consideration, assumed debt and net of cash acquired. The following chart illustrates the impact of a 10% change in Wabtec’s stock price on the transaction purchase price and estimated goodwill (in millions):

	Purchase Price	Estimated Goodwill
As presented in the Pro Forma Combined results	$10,168.4	$5,130.0
10% Increase in Wabtec Common Stock Price	$10,853.3	$5,814.9
10% Decrease in Wabtec Common Stock Price	$9,483.5	$4,445.1
2.	Basis of presentation

The Transactions have been accounted for as a business combination using the acquisition method in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 805, Business Combinations. As the acquirer for accounting purposes, Wabtec has estimated the fair value of GE Transportation’s assets acquired and liabilities assumed and conformed the accounting policies of GE Transportation to its own accounting policies.

The pro forma purchase price allocation is subject to change based on the market price of Wabtec common stock at the time of the Merger, finalization of purchase price adjustments and completion of Wabtec management’s assessment of the fair values of the assets and liabilities acquired. Wabtec has not completed the final valuation necessary to determine the acquisition date fair market value of GE Transportation’s net assets. As more information becomes available, Wabtec will complete a more detailed review of the preliminary allocation of the purchase price to reflect the acquisition date fair value of those assets and liabilities. As a result of that review, more information could become available that, when analyzed, could have a material impact on the Pro Forma Statements.

Estimated remaining transaction costs for Wabtec and GE Transportation are reflected as an adjustment to cash and retained earnings in the unaudited pro forma condensed combined balance sheet. Estimated remaining transaction costs for Wabtec and GE Transportation have not been reflected in the unaudited pro forma condensed combined statement of income on the basis that these expenses are directly related to the Transactions but are nonrecurring in nature. Total estimated transaction costs for Wabtec and GE Transportation are approximately $100 million. Certain of GE Transportation’s transaction costs will be borne by GE.

In addition, Wabtec expects to record post-combination compensation expense related to the acceleration of unvested stock compensation awards and other employee compensation arrangements directly related to the Merger. This amount is excluded from the unaudited pro forma condensed combined statements of income because it does not have a continuing impact on operations. At this point in time Wabtec is unable to provide a reasonable estimate of the total compensation expense related to the merger; therefore, no adjustment has been recorded to retained earnings in the unaudited pro forma condensed combined balance sheet.

3.	Preliminary purchase price allocation

The Transactions have been accounted for as a business combination in accordance with Financial Accounting Standards Board ASC 805, Business Combinations. Under the acquisition method of accounting, Wabtec allocated purchase price to the tangible and intangible net assets acquired pursuant to the Direct Sale and the Merger based on the preliminary estimated fair values as of the assumed date of the Merger.

Wabtec has performed a preliminary valuation analysis of the fair market value of GE Transportation’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the assumed date of the Merger (in millions):

Cash and cash equivalents	$0.0
Accounts receivable	608.8
Inventories	899.0
Other current assets	166.6
Property, plant and equipment	1,184.8
Goodwill	5,130.0
Trade names	300.0
Intellectual property	600.0
Backlog	2,000.0
Customer relationships	700.0
Other noncurrent assets	218.7
Total assets acquired	11,807.9
Current liabilities	(1,547.8)
Contingent consideration	(434.7)
Other noncurrent liabilities	(100.7)
Total liabilities assumed	(2,083.2)
Net assets acquired	$9,724.7
Noncontrolling interest acquired	$(49.3)

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Pro Forma Statements. The final purchase price allocation will be determined when Wabtec has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, backlog, intellectual property, and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

4.	Financing transactions

Wabtec and the other Borrowers entered into the Credit Agreement on June 8, 2018, which includes (i) a $1.2 billion Revolving Credit Facility, (ii) a $350.0 million Refinancing Term Loan and (iii) a $400.0 million Delayed Draw Term Loan. Wabtec also obtained Bridge Commitments in respect of the Bridge Loan Facility in an amount not to exceed $2.5 billion. On September 14, 2018, in accordance with the Commitment Letter, the Bridge Commitments were permanently reduced to $0 in connection with Wabtec’s issuance of $500 million aggregate principal amount of the Floating Rate Notes, $750 million aggregate principal amount of the 2024 Notes and $1.25 billion aggregate principal amount of the 2028 Notes. Wabtec will use funds available under the Delayed Draw Term Loan and the proceeds from the issuance of the New Wabtec Notes to pay the Direct Sale Purchase Price. Additionally, in the Merger, Wabtec will issue common stock and convertible preferred stock valued (based on Wabtec’s closing stock price on the NYSE as of December 17, 2018) at approximately $4.8 billion and $2.1 billion, respectively. The Wabtec convertible preferred stock will be convertible into a number of shares of Wabtec common stock that, immediately after the closing of the Merger, will constitute 15% of the Wabtec common stock on a fully-diluted, as-converted, as-exercised basis. The Wabtec convertible preferred stock will automatically convert into the right to receive Wabtec common stock upon a transfer by GE to a third party but is not otherwise convertible.

5.	Tax benefits

As a result of the Transactions, Wabtec will be able to deduct for tax purposes the stepped-up basis of certain assets acquired including, but not limited to, property, plant and equipment, trade names, intellectual property, customer relationships, backlog and goodwill. Wabtec estimates the fair value of these tax benefits created in the Transactions to be approximately $1.5 billion. The final amount and timing of when these tax benefits may be realized could differ materially from the preliminary estimate.

Deferred taxes have not been reflected in the Pro Forma Statements because based on currently available information there are no significant book to tax differences on the acquired assets and assumed liabilities.

6.	Reclassification adjustments

Certain reclassifications have been made to the historical presentation of GE Transportation to conform to the historical financial statement presentation of Wabtec. Specifically, Wabtec presents Engineering expense and Amortization expense as separate captions within the statement of income, while GE Transportation presents these expenses within the Cost of goods sold caption within the statement of income. Reclassification adjustments have been made to conform the GE Transportation presentation of these expenses to the Wabtec financial statement presentation.

Additionally, certain other GE Transportation income statement and balance sheet accounts have been reclassified to conform to Wabtec’s financial statement presentation. Reclassifications have also been made to the historical presentation of Wabtec to disclose the amount of revenue and costs related to goods and services.

These reclassification adjustments had no net impact on Income from operations, Income from operations before income tax, Net income, Net income attributable to Wabtec stockholders, Total current assets, Total assets, Total current liabilities, Total liabilities, Total group shareholders’ equity, or Total equity.

7.	Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Pro Forma Statements:

a.	Reflects adjustments to GE Transportation’s historical financial statements to conform to Wabtec’s adoption of ASC 606 using the modified retrospective method. GE Transportation adopted Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from Contracts with Customers” using the full retrospective method. Additionally, reflects adjustments to GE Transportation’s historical financial statements to conform to Wabtec’s revenue recognition policy for long term service contracts. Other adjustments may be required to conform to Wabtec’s accounting policies, but they are not expected to be material. In addition, non-cash amortization expense from purchase price accounting will impact the results of operations.
b.	Represents the change in cash and cash equivalents and restricted cash resulting from the following adjustments directly related to the Transactions (in millions):
As of September 30, 2018
Additional new debt	$875.0
Deferred issuance costs on new debt	(0.5)
Direct Sale Purchase Price payment from restricted cash	(1,724.0)
Direct Sale Purchase Price payment from cash and cash equivalents	(1,151.0)
Purchase of SpinCo Class B Preferred Stock	(10.0)
Settlement of GE Transportation loans payable	(65.1)
Additional Transaction costs to be paid at closing	(8.4)
Pro forma decrease in cash and cash equivalents and restricted cash	$(2,084.0)
c.	Represents additional borrowings of $875.0 million, net of deferred issuance costs of $0.5 million, to finance the Direct Sale Purchase Price.
d.	Reflects the adjustment of $284.3 million to increase the basis in the acquired property, plant and equipment to estimated fair value and eliminates GE Transportation’s historical Accumulated depreciation of $1,057.7 million against property, plant and equipment. The estimated useful lives range from three to forty years. The fair value and useful life calculations are preliminary and subject to change after Wabtec finalizes its review of the specific types, nature, age, condition and location of GE Transportation’s property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense (in millions):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Estimated depreciation expense	$131.3	$98.5
Historical depreciation expense	(112.3)	(84.3)
Pro forma increase in depreciation expense	$19.0	$14.2

For the year ended December 31, 2017, $13.4 million and $5.6 million of depreciation expense is included in Cost of goods sold and Cost of services sold, respectively. For the nine months ended September 30, 2018, $9.6 million and $4.6 million of depreciation expense is included in Cost of goods sold and Cost of services sold, respectively. In addition, for the year ended December 31, 2017 and the nine months ended September 30, 2018, the adjustment with respect to Cost of goods sold also reflects the impact on Cost of goods sold in the amount of $49.9 million and $40.9 million, respectively, of eliminating sales between Wabtec and GE Transportation, which will be considered intercompany sales following the consummation of the Transactions.

e.	Reflects the adjustment of historical intangible assets acquired by Wabtec to their estimated fair values. As part of the preliminary valuation analysis, Wabtec identified intangible assets, including trade names, intellectual property, backlog and customer relationships. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of expected future cash flows related to these intangibles.

The following table summarizes the estimated fair values of GE Transportation’s identifiable intangible assets, their estimated useful lives and their amortization on a linear basis (in millions):

			Amortization
	Estimated Fair Value	Estimated Useful Life in Years	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Trade names	$300.0	9	$33.3	$25.0
Intellectual property	600.0	12	50.0	37.5
Backlog	2,000.0	20	100.0	75.0
Customer relationships	700.0	20	35.0	26.3
	$3,600.0		$218.3	$163.8
Historical amortization expense			(71.7)	(34.3)
Pro forma increase in amortization expense			$146.6	$129.5
f.	Reflects adjustment to remove GE Transportation’s historical goodwill of $282.6 million and record goodwill associated with the Transactions of $5,130.0 million as shown in Note 3.
g.	Reflects the adjustment for the settlement of GE Transportation’s loans payable to GE affiliates outside of GE Transportation in the amount of $65.1 million which will be settled prior to the consummation of the Transactions.
h.	Reflects adjustment to eliminate GE Transportation’s historical deferred tax assets and deferred tax liabilities in the amount of $55.1 million and $203.2 million, respectively.
i.	Represents the estimated fair value of contingent consideration of $434.7 million related to payment of a fixed amount, $470.0 million, to GE which is directly related to the timing of tax benefits expected to be realized subsequent to the Transactions. $82.1 million of the total contingent consideration is classified in Other accrued liabilities and $352.6 million is classified in Other long term liabilities.
j.	Reflects the income tax effect of pro forma adjustments based on an estimated combined tax rate of 29.5% and 23.6% for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively.

k.	Represents the net increase to interest expense resulting from interest on the assumed $2.875 billion of new debt to finance the Direct Share Purchase Price and other interest adjustments directly related to the Transactions, as follows (in millions):
	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Interest expense on new debt	$122.4	$91.8
Elimination of interest expense on Bridge Commitments	0.0	(14.8)
Elimination of interest on retired GET debt	(4.8)	(3.9)
Accretion of contingent consideration	8.8	6.6
Amortization of new debt issuance costs	4.0	2.9
Pro forma adjustments to interest expense	$130.4	$82.6

The effect of a 1/8 percent variance in the assumed interest rate related to the new debt would impact pro forma interest expense by approximately $4.2 million and $3.2 million for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively.

l.	Represents the estimated adjustment to step up GE Transportation’s inventory to a fair value of approximately $899.0 million, an increase of $83.0 million from the carrying value. The fair value calculation is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory less the remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts. After the consummation of the Transactions, the step-up in inventory fair value of $83.0 million will increase cost of sales over approximately 12 months as the inventory is sold. This increase is not reflected in the unaudited pro forma condensed combined statements of income because it does not have a continuing impact.
m.	Represents the elimination of the historical equity of GE Transportation and the issuance of 10,000 shares of Wabtec convertible preferred stock which will be convertible into 28.7 million shares of Wabtec common stock and the issuance of 66.4 million shares of Wabtec common stock as consideration in the Merger resulting in an immaterial adjustment to Preferred Stock and adjustments to Common Stock and Additional paid-in-capital of $0.7 million and $6,848.0 million, respectively. The shares of Wabtec common stock and Wabtec convertible preferred stock held by GE will be subject to GE’s obligations under the Shareholders Agreement.
n.	Represents the elimination of transaction costs of $76.8 million directly related to the Transactions which will not have a recurring impact on operations.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Wabtec. The Wabtec historical data has been derived from and should be read together with Wabtec’s unaudited consolidated financial statements and related notes thereto contained in Wabtec’s quarterly report on Form 10-Q filed with the SEC for the nine-month period ended September 30, 2018 and Wabtec’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2017, which are included in the appendices hereto or incorporated by reference herein from Wabtec’s current report on Form 8-K filed with the SEC on September 10, 2018. See “Where You Can Find More Information; Incorporation by Reference.” The pro forma data as of and for the nine-month period ended September 30, 2018 and for the year ended December 31, 2017 has been derived from the unaudited pro forma condensed combined financial statements included elsewhere in this Prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

This comparative historical and pro forma per-share data is being provided for illustrative purposes only. Wabtec and GE Transportation may have performed differently had the Transactions occurred prior to the periods or at the date presented. You should not rely on the pro forma per-share data presented as being indicative of the results that would have been achieved had Wabtec and GE Transportation been combined during the periods or at the date presented or of the future results or financial condition of Wabtec or GE Transportation to be achieved following the consummation of the Transactions.

	As of and for the Nine Months Ended September 30, 2018		As of and for the Year Ended December 31, 2017
In thousands, except per share data	Wabtec Historical	Pro Forma Combined	Wabtec Historical	Pro Forma Combined
Diluted Earnings per Common Share
Basic
Net income attributable to Wabtec stockholders	$2.71	$1.82	$2.74	$1.92
Diluted
Net income attributable to Wabtec stockholders	$2.70	$1.82	$2.72	$1.92
Weighted average shares outstanding
Basic	95,935	191,042	95,453	190,560
Diluted	96,436	191,543	96,125	191,232

Historical Common Stock Market Price and Dividend Data

Historical market price data for SpinCo and GE Transportation has not been presented as GE Transportation is currently operated by GE and SpinCo is a wholly owned subsidiary of GE and there is no established trading market in SpinCo common stock. Shares of SpinCo common stock do not currently trade separately from GE common stock.

Shares of Wabtec common stock currently trade on the NYSE under the symbol “WAB.” There were 455 holders of record of Wabtec common stock at the close of business on December 31, 2018. A number of Wabtec stockholders hold their shares in “street name;” therefore Wabtec believes that there are substantially more beneficial owners of Wabtec common stock. On May 18, 2018, the last trading day before the announcement of the Transactions, the last sale price of Wabtec common stock reported by the NYSE was $95.19. The last sale price of Wabtec common stock reported by the NYSE on January 24, 2019 was $71.03.

The following table sets forth on a per share basis the cash dividend declared, and the high and low sales prices of Wabtec common stock as reported on the NYSE:

	Wabtec Common Stock
	High	Low	Dividend
2019
First Quarter (through January 24, 2019)	$76.35	$67.97	$	N/A

2018
First Quarter	$86.24	$69.75		$0.120
Second Quarter	$104.21	$78.80		$0.120
Third Quarter	$115.40	$96.56		$0.120
Fourth Quarter	$107.02	$65.45		$0.120

2017
First Quarter	$88.87	$74.06		$0.100
Second Quarter	$92.00	$77.09		$0.100
Third Quarter	$93.81	$69.20		$0.120
Fourth Quarter	$82.13	$71.96		$0.120

2016
First Quarter	$80.61	$60.28		$0.080
Second Quarter	$86.46	$66.14		$0.080
Third Quarter	$82.00	$65.54		$0.100
Fourth Quarter	$89.18	$74.32		$0.100

Wabtec Dividend Policy

Wabtec currently intends to continue paying dividends on a quarterly basis, although the declaration of any future dividends will be determined by the Wabtec Board and will depend on many factors, including available cash, estimated cash needs, earnings, financial condition, operating results, and capital requirements, as well as limitations in Wabtec’s contractual agreements, applicable law, regulatory constraints, industry practice and other business considerations that the Wabtec Board considers relevant. Wabtec’s ability to declare and pay future dividends on Wabtec common stock may be restricted by the provisions of the DGCL and covenants in Wabtec’s then-existing indebtedness arrangements.

DESCRIPTION OF SPINCO CAPITAL STOCK

The following description of the material terms of the capital stock of SpinCo includes a summary of certain provisions of SpinCo’s amended and restated certificate of incorporation, which we refer to as SpinCo’s certificate of incorporation, and bylaws, which we refer to as SpinCo’s bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of SpinCo’s certificate of incorporation or SpinCo’s bylaws.

SpinCo’s authorized capital stock currently consists of 12,500,000,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding and held by GE, and 50,000 shares of preferred stock, none of which are issued or outstanding. A holder of SpinCo common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. The holders of SpinCo common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by SpinCo’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of SpinCo common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the SpinCo common stock.

Prior to the Distribution, SpinCo will file certificates of designation with the Delaware Secretary of State designating 15,000 shares as SpinCo Class A preferred stock, 10,000 shares as SpinCo Class B preferred stock and one share as SpinCo Class C preferred stock.

The SpinCo Class A preferred stock and SpinCo Class B preferred stock will pay cumulative quarterly dividends at an annual rate of three month LIBOR (as of the closing date of the Merger) plus 4.7% and will rank senior to the SpinCo common stock and pari passu with the SpinCo Class C preferred stock. The SpinCo Class A preferred stock and SpinCo Class B preferred stock will, with limited exceptions, have no voting rights. Upon any liquidation, dissolution or winding up of SpinCo, the holders of SpinCo Class A preferred stock and SpinCo Class B preferred stock will be entitled to receive, prior to the holders of SpinCo common stock, $1,000 for each share of SpinCo Class A preferred stock and SpinCo Class B preferred stock plus any accrued but unpaid dividends. The SpinCo Class A preferred stock and SpinCo Class B preferred stock will be redeemable, at SpinCo’s option, for $1,000 per share plus accrued but unpaid dividends at any time after the seventh anniversary of the issuance of the SpinCo Class A preferred stock and SpinCo Class B preferred stock. The SpinCo Class A preferred stock and SpinCo Class B preferred stock is not transferable before the first anniversary of its issuance and, thereafter, will be transferable only with Wabtec’s written consent, which cannot be unreasonably withheld, conditioned or delayed. The SpinCo Class C preferred stock will be non-voting, will not pay any dividends, will rank senior to the SpinCo common stock and pari passu with the SpinCo Class A preferred stock and SpinCo Class B preferred stock, will convert into 8,897,524,116 shares of SpinCo common stock per share and will have a liquidation preference of $1,000 per share.

In the Merger, each issued and outstanding share of SpinCo common stock will be converted into the right to receive a number of fully paid and non-assessable shares of Wabtec common stock equal to the common stock exchange ratio set forth in the Merger Agreement. See “The Merger Agreement—Merger Consideration.” No trading market currently exists or ever will exist for SpinCo common stock. GE and GE stockholders will not be able to trade SpinCo common stock before or after it is converted into the right to receive Wabtec common stock in the Merger. The SpinCo Class A preferred stock will not be distributed in the Distribution or converted in the Merger and, accordingly, will remain outstanding as stock of SpinCo and held by GE immediately following the effective time of the Merger. Immediately prior to the closing of the Merger, Wabtec will pay $10,000,000 in cash to GE in exchange for all of the SpinCo Class B preferred stock. The SpinCo Class B preferred stock will not be distributed in the Distribution or converted in the Merger and, accordingly, will remain outstanding as stock of SpinCo and held by Wabtec immediately following the effective time of the Merger. The SpinCo Class C preferred stock will not be distributed in the Distribution and the share of SpinCo Class C preferred stock will be converted into the right to receive (a) 10,000 shares of Wabtec convertible preferred stock and (b) a number of shares of Wabtec common stock such that GE will directly hold 9.9% of the shares of Wabtec common stock outstanding immediately following the Merger on a fully-diluted, as-converted and as-exercised basis (which percentage does not include the shares of Wabtec common stock into which shares of Wabtec convertible preferred stock are convertible).

DESCRIPTION OF WABTEC CAPITAL SECURITIES

The rights of holders of Wabtec’s stock are governed by Delaware law, the Wabtec Charter and the Wabtec Bylaws. For information on how to obtain a copy of the Wabtec Charter and the Wabtec Bylaws, see “Where You Can Find More Information; Incorporation by Reference”

The following description of Wabtec’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Wabtec Charter and the Wabtec Bylaws.

General

As of the date of this Prospectus, Wabtec’s authorized capital stock consists of 501,000,000 shares of capital stock, consisting of up to 500,000,000 shares of common stock, par value $0.01 per share, and up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of November 1, 2018, there were 96,614,946 shares of Wabtec common stock issued and outstanding and Wabtec had reserved 2,774,197 additional shares of common stock for issuance under its stock compensation plans. As of the date of this Prospectus, no shares of preferred stock have been issued.

Common Stock

Dividends. The holders of Wabtec common stock are entitled to receive dividends when, as and if declared by the Wabtec Board, out of funds legally available for their payment subject to the rights of holders of Wabtec preferred stock.

Voting Rights. The holders of Wabtec common stock are entitled to one vote per share on all matters submitted to a vote of Wabtec stockholders. There are no cumulative voting rights associated with Wabtec common stock.

Rights Upon Liquidation. In the event of Wabtec’s voluntary or involuntary liquidation, dissolution or winding up, the holders of Wabtec common stock will be entitled to share equally in any of Wabtec’s assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of the outstanding shares of Wabtec preferred stock have received their liquidation preferences in full.

Miscellaneous. The outstanding shares of Wabtec common stock are fully paid and nonassessable. The holders of Wabtec common stock are not entitled to preemptive or redemption rights. There are no sinking fund provisions applicable to the common stock. Shares of Wabtec common stock are not convertible into shares of any other class of capital stock. Wells Fargo Shareowner Services is the transfer agent and registrar for the Wabtec common stock.

Stock Exchange Listing. Wabtec common stock is listed on the New York Stock Exchange and trades under the symbol “WAB.”

Preferred Stock

The Wabtec Charter expressly authorizes the Wabtec Board, subject to any limitations prescribed by law and without further stockholder action, to provide for the issuance of up to 1,000,000 shares of preferred stock in one or more series from time to time. In addition, the Wabtec Board is authorized to establish from time to time the number of shares to be included in each series of preferred stock and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each series of preferred stock.

As of the date of this Prospectus, no shares of preferred stock have been issued. Prior to the Merger, Wabtec will file certificates of designation with the Delaware Secretary of State designating the Wabtec convertible preferred stock that will be issued to GE in the Merger with respect to GE’s ownership of the SpinCo Class C preferred stock. The Wabtec convertible preferred stock will be non-voting, will pay dividends on an as-converted basis, will have a liquidation preference equal to $100 per share plus the amount the holder would have received on an as-converted basis and, in the aggregate, will be convertible into a number of shares of Wabtec common stock that, immediately after the closing of the Merger, will constitute 15% of the Wabtec common stock on a fully-diluted, as-converted, as-exercised basis. The Wabtec convertible preferred stock will automatically convert into the right to receive Wabtec common stock upon a transfer by GE to a third party but is not otherwise convertible. In the event of a merger or consolidation of Wabtec with, or sale, transfer, lease or conveyance of all or substantially all of the consolidated properties and assets of Wabtec and its subsidiaries to, another person, or reclassification or statutory exchange of Wabtec common stock, in each case as a result of which Wabtec common stock would be converted into, or exchanged for, securities, cash or other property, each share of Wabtec convertible preferred stock will become convertible into the kind and amount of securities, cash and other property that the holder of such share would have been entitled to receive if such holder had converted its Wabtec convertible preferred stock into Wabtec common stock immediately prior to such event (if such event causes the Wabtec common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration, determined based in part upon any form of stockholder election, then the property into which the Wabtec convertible preferred stock will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Wabtec common stock). The Wabtec convertible preferred stock may be subdivided and distributed in fractional amounts with the per share conversion rate to be subdivided accordingly. No fractional shares of Wabtec common stock will be issued upon conversion of the Wabtec convertible preferred stock, and any such fractional shares to which the purchaser, transferee or recipient would otherwise be entitled to receive will be aggregated by the exchange agent and the whole shares obtained thereby will be sold on the open market, with the net proceeds thereof to be made available on a pro rata basis.

Special Charter Provisions

The Wabtec Charter and the Wabtec Bylaws contain various provisions that may discourage or delay attempts to gain control of Wabtec. For example:

•	the Wabtec Board is classified into three classes, with one class elected each year to serve a three-year term;
•	the Wabtec Bylaws require the Nominating and Corporate Governance Committee to nominate (a) William E. Kassling (so long as Mr. Kassling is able and willing to serve and members of his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec beneficially owned by Mr. Kassling immediately after the closing of the stock purchase transaction governed by the stock purchase agreement dated as of March 5, 1997 and described in the Current Report on Form 8-K filed by Wabtec on April 11, 1997) and (b) Emilio A. Fernandez (so long as Mr. Fernandez is able and willing to serve and Mr. Fernandez and his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of common stock of Wabtec delivered by the Corporation pursuant to that certain Asset Purchase Agreement dated as of January 23, 1995 by and among Wabtec, Pulse Acquisition Corporation, Pulse Electronics, Incorporated and Pulse Embedded Computer Systems, Inc., which was filed as an exhibit to Wabtec’s Registration Statement on Form S-1 (Registration No. 33-90866)). The Wabtec Corporate Governance Guidelines, amended as of May 15, 2018, provide for the resignation of directors from the Wabtec Board upon reaching the age of 75;
•	except as otherwise provided by applicable law, the Wabtec Charter or the Wabtec Bylaws may be altered, amended or repealed by the stockholders at any annual or special meeting or by action of the Wabtec Board;
•	special meetings of the stockholders may be called at any time by the Chairman of the Wabtec Board, the Chief Executive Officer, a majority of the Wabtec Board or stockholders owning not less than 25% of the capital stock of Wabtec’s issued and outstanding capital stock entitled to vote and may not be called by any other person or persons or in any other manner; and
•	stockholders must provide advance notice if they wish to submit a proposal or nominate candidates for director at Wabtec’s annual meeting of stockholders.

Other Contractual Provisions

Other contracts to which Wabtec is a party also contain provisions that may discourage or delay attempts to gain control of Wabtec. For example, pursuant to the terms of a shareholders agreement entered into in connection with Wabtec’s acquisition of Faiveley Transport, two of Wabtec’s directors, Erwan Faiveley and Philippe Alfroid, who were designated by the Faiveley stockholders, were appointed to the Wabtec Board upon completion of Wabtec’s acquisition of Faiveley Transport and will continue to be nominated to the Wabtec Board so long as the former Faiveley stockholders beneficially own a certain percentage of the outstanding shares of Wabtec common stock. In addition, pursuant to the terms of that shareholders agreement, Stéphane Rambaud-Measson initially was appointed as an observer to the Wabtec Board in November 2016. Mr. Rambaud-Measson was appointed to the Wabtec Board in May 2017 in accordance with the terms of his employment agreement with Wabtec. Copies of the shareholders agreement and the employment agreement with Mr. Rambaud-Measson described above are exhibits to documents incorporated by reference into this Prospectus. See “Where You Can Find More Information” for information on how to obtain copies of those agreements.

OWNERSHIP OF WABTEC COMMON STOCK

Stock Ownership of Certain Beneficial Owners

The following table shows stockholders who are known to Wabtec to be a beneficial owner of more than 5% of Wabtec common stock as of January 1, 2019, except as otherwise indicated.

Name and Address of Beneficial Owner	Beneficial Ownership(1)		Percentage of Class
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	7,799,634	(2)	8.10%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	7,382,288	(3)	7.66%
Faiveley Family Interests 3, rue du 19 mars 196Z 92230 Gennevilliers, France	6,309,670	(4)	6.54%
Farallon Capital Partners, L.P. c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111	5,409,481	(5)	5.62%
EdgePoint Investment Group Inc. 150 Bloor Street West, Suite 500 Toronto, Ontario M5S 2X9, Canada	5,143,571	(6)	5.34%
(1)	Under SEC regulations, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each person has sole voting power and sole investment power as to all shares listed opposite such person’s name.
(2)	Based solely upon the information in the Schedule 13G/A filed January 23, 2018, BlackRock, Inc. has sole dispositive power with respect to 7,799,634 shares and sole voting power with respect to 7,171,303 shares.
(3)	Based solely upon the information in the Schedule 13G/A filed February 9, 2018, The Vanguard Group has sole dispositive power with respect to 7,299,017 shares, sole voting power with respect to 67,195 shares, shared dispositive power with respect to 83,271 shares and shared voting power with respect to 20,102 shares.
(4)	Based solely upon the information in the Schedule 13D/A filed May 24, 2018, the Faiveley family members and entities described therein (collectively, the “Faiveley Family Interests”) have voting and dispositive power with respect to Wabtec common stock as follows: (i) Mr. Erwan Faiveley may be deemed to have sole power to direct the voting and disposition of 3,898 shares, and the shared power to direct the voting and disposition of 6,305,582 shares; (ii) Mr. Francois Faiveley may be deemed to have sole power to direct the voting and disposition of 190 shares, and the shared power to direct the voting and disposition of 6,305,582 shares; (iii) Financiére Faiveley S.A. may be deemed to have the shared power to direct the voting and disposition of 6,305,582 shares; (iv) Famille Faiveley Participations S.A.S. may be deemed to have the shared power to direct the voting and disposition of 6,305,582 shares; and (v) Faivinvest S.C.A. may be deemed to have shared power to direct the voting and disposition of 6,305,582 shares.
(5)	Based solely upon the information in the Schedule 13G/A filed February 14, 2018. Farallon Capital Partners, L.P. and its affiliates have, in the aggregate, shared dispositive power and shared voting power with respect to 5,409,481 shares.
(6)	Based solely upon the information in the Schedule 13G filed February 13, 2018. EdgePoint Investment Group Inc. has shared dispositive power and shared voting power with respect to 5,143,571 shares.

Stock Ownership of Directors and Officers

Under the proxy rules of the SEC, a person beneficially owns Wabtec common stock if the person has the power to vote or dispose of the shares, or if such power may be acquired, by exercising Wabtec Options or otherwise, within 60 days. The table below shows the number of shares of Wabtec common stock beneficially owned as of January 1, 2019 by Wabtec’s directors, Chief Executive Officer, Chief Financial Officer and the other named executive officers, and the directors and executive officers as a group. Each person has sole voting power and sole dispositive power with respect to the shares listed unless indicated otherwise.

Named Executive Officer	Shares Owned		Percentage of Class
Raymond T. Betler	232,703(1	)(2)(3)	*
Patrick D. Dugan	73,421(1	)(2)	*
Stéphane Rambaud-Measson	35,183(1	)(2)	*
David L. DeNinno	63,738(1	)(2)	*
Scott E. Wahlstrom	145,919(1	)(2)	*
Albert J. Neupaver	739,300(1	)(2)	*

Director
Philippe Alfroid	3,380(1)		*
Robert J. Brooks	448,645(1	)(2)(4)(5)	*
Erwan Faiveley	6,310,679(1	)(6)	6.55%
Emilio A. Fernandez	1,351,096(1	)(2)(5)(7)	1.40%
Lee B. Foster, II	69,486(1	)(2)(8)	*
Linda S. Harty	6,254(1)		*
Brian P. Hehir	26,573(1	)(9)	*
Michael W.D. Howell	5,650(1)		*
William E. Kassling	1,095,378(1	)(2)(5)(10)	1.14%
Directors and Executive Officers as a Group (18 persons)	10,649,619(1	)(2)	11.05%
*	Less than 1%
(1)	Includes shares of Wabtec Restricted Stock as follows: Mr. Betler 42,550; Mr. Dugan 27,750; Mr. Rambaud-Measson 35,183; Mr. DeNinno 29,800; Mr. Wahlstrom 12,640; Mr. Neupaver 39,075; each non-employee director 1,620; and all directors and executive officers as a group 212,259. The restricted stockholders have sole voting power with respect to the shares of Wabtec Restricted Stock but do not have sole or shared dispositive power until the shares of Wabtec Restricted Stock vest.
(2)	Includes Wabtec Options that are exercisable on or within 60 days of January 1, 2019 as follows: Mr. Betler 12,900; Mr. Dugan 4,550; Mr. Rambaud-Measson 0; Mr. DeNinno 3,850; Mr. Wahlstrom 23,485; Mr. Neupaver 140,825; Mr. Brooks 0; Mr. Fernandez 0; Mr. Foster 0; Mr. Kassling 0; and all directors and executive officers as a group 195,505.
(3)	Includes 193,277 shares owned by Mr. Betler. Also includes 26,526 shares owned by a grantor annuity trust established by Mr. Betler.
(4)	Includes 62,872 shares owned by Mr. Brooks. Also includes 385,773 shares owned by Suebro, Inc., a Delaware holding company.
(5)	Includes certain shares pledged to financial institutions as collateral for credit arrangements at December 31, 2017 as follows. Mr. Kassling had a margin balance of approximately $150,000, a reduction of approximately $6.5 million from the prior year. Mr. Kassling has pledged 475,000 shares of Wabtec stock. Mr. Brooks had a margin balance of approximately $11.6 million, a reduction of approximately $1 million from the prior year. Mr. Brooks has pledged 374,804 shares of Wabtec stock. Additionally, there are also non-Wabtec shares pledged against the margin balance in the amount of $8.3 million. Mr. Fernandez had a margin balance of approximately $3.3 million. Mr. Fernandez has pledged 324,479 shares of Wabtec stock, which was a decrease of 500,000 shares of Wabtec stock pledged against the margin balance from the prior year. On February 29, 2016, the Wabtec Board adopted a policy prohibiting future pledges of Company stock as collateral for credit arrangements and requiring any such existing pledges to be eliminated by December 30, 2016 unless it is reasonably impracticable to do so and an extension is granted by the Board. During 2017, the Board approved an extension for Messrs. Kassling, Brooks and Fernandez based upon substantial ongoing progress made in unwinding the pledge agreements and will again review these outstanding pledges during 2018.
(6)	Includes 6,306,781 shares held by the Faiveley Family Interests as described in Footnote (5) to the table above.
(7)	Includes 836,746 shares owned by Mr. Fernandez. Also includes 514,350 shares owned by Mr. Fernandez’s wife. Mr. Fernandez disclaims beneficial ownership of the shares held by his wife.
(8)	Includes 15,200 shares owned by Mr. Foster, 17,500 shares held by Lee B. Foster II Dynasty Trust and 37,406 shares held by the Lee B. Foster II Revocable Trust.
(9)	Includes 23,573 shares owned by Mr. Hehir. Also includes 3,000 shares held by the Brian P. Hehir and Janet S. Hehir Foundation for which Mr. Hehir serves as a trustee.
(10)	Includes 73,444 shares owned by Mr. Kassling. Also includes 1,018,654 shares owned by Davideco, a Delaware corporation, and 3,280 shares owned by Mr. Kassling’s wife. Mr. Kassling disclaims beneficial ownership of the shares held by his wife.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Wabtec’s directors and executive officers to file reports of beneficial ownership and changes in beneficial ownership of Wabtec stock. Directors and officers must furnish Wabtec with copies of these reports. Based on these copies and directors’ and executive officers’ representations, Wabtec believes all directors and executive officers complied with the requirements of Section 16(a) for the year ended December 31, 2017 except that, due to administrative error, each executive officer was late in the reporting of the withholding of shares to cover tax obligations related to the vesting of shares of Wabtec Restricted Stock in March 2017.

Annual Report on Form 10-K

Wabtec will provide without charge to any stockholder, upon written or oral request, a copy of Wabtec’s annual report on Form 10-K for the year ended December 31, 2017 without exhibits. Requests should be directed to Westinghouse Air Brake Technologies Corporation, 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148-0001, Attention: Corporate Secretary; telephone number: (412) 825-1000.

COMPARISON OF RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of Wabtec and SpinCo is a Delaware corporation and subject to the provisions of the DGCL. GE is a New York corporation and subject to New York law, including the New York Business Corporation Law (the “NYBCL”). The rights of GE stockholders are governed by GE’s restated certificate of incorporation, as amended by the certificate of amendment, dated December 2, 2015, as further amended by the certificate of amendment, dated January 19, 2016, and as further amended by the certificate of change of GE, dated September 1, 2016 (the “GE Charter”), and GE’s by-laws, as amended and restated on June 9, 2017 (the “GE Bylaws”). The rights of the Wabtec stockholders are governed by the Wabtec Charter and the Wabtec Bylaws.

Following the Merger, GE stockholders will continue to own the shares of GE common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of GE common stock will represent an interest in GE that no longer reflects the ownership and operation of GE Transportation. In addition, GE stockholders entitled to shares of SpinCo common stock in the Distribution will also own shares of Wabtec common stock after the Merger. Following the Merger, Wabtec stockholders will continue to own the shares of Wabtec common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Wabtec common stock will represent an interest in Wabtec that also reflects the ownership and operation of GE Transportation. In addition, if approved by Wabtec stockholders, the Wabtec Charter will be amended pursuant to the terms of the proposed Wabtec Charter Amendment.

The following description summarizes the material differences between the rights associated with GE common stock and Wabtec common stock that may affect GE stockholders who receive shares of Wabtec common stock in connection with the Distribution and the Merger. Since Wabtec stockholders will not receive additional shares of Wabtec common stock in connection with the Merger, the rights of such stockholders with respect to their shares of Wabtec common stock will not be impacted by the Merger. Although Wabtec and GE believe that this summary covers the material differences between the rights of the two groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL and the NYBCL, as well as the GE Charter, the GE Bylaws, the Wabtec Charter and the Wabtec Bylaws, copies of which have been filed with the SEC. The Wabtec Charter and the Wabtec Bylaws are incorporated by reference into this Prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

Comparison of Rights of Stockholders

Stockholder Right	Wabtec	GE
Amendment of the Certificate of Incorporation
The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote. The Wabtec Charter permits amendments to the Wabtec Charter in the manner prescribed by statute as of the date thereof or thereafter.

The NYBCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved by a majority vote of the board of directors and by the affirmative vote of at least a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote, which the GE Charter does not.

Stockholder Right	Wabtec	GE
Amendment of the Bylaws
Under the Wabtec Charter and the Wabtec Bylaws, the Wabtec Board is expressly authorized to alter, amend or repeal the Wabtec Bylaws or adopt new bylaws. Under the Wabtec Bylaws, Wabtec stockholders are expressly authorized to alter, amend or repeal the Wabtec Bylaws or adopt new bylaws at any annual or special meeting. All such amendments to the Wabtec Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the Wabtec Board then in office. Notwithstanding the foregoing, Article VIII (Indemnification) of the Wabtec Bylaws shall not be altered, amended or repealed in whole or in part, unless such alteration, amendment or repeal is approved by the Wabtec stockholders pursuant to a vote which would be sufficient to adopt an amendment to the Wabtec Charter.

Under the GE Charter and the GE Bylaws, the GE Board and the GE stockholders are expressly authorized to alter, amend or repeal the GE Bylaws or adopt new bylaws, except that the GE Board is not authorized to amend or repeal any bylaw adopted by GE stockholders after April 20, 1948, unless such authority is granted to the GE Board by a specific provision of a bylaw adopted by the GE stockholders. All such amendments to the GE Bylaws must be approved by an affirmative vote of a majority of the votes cast in favor or against at a meeting of stockholders by the holders of shares entitled to vote thereon.

Authorized Capital Stock
Under the Wabtec Charter, the total number of shares of all classes of stock which Wabtec shall have authority to issue is 501,000,000 shares, consisting of (1) 500 million shares of common stock, each having a par value of one penny ($.01); and (2) one million shares of preferred stock, each having a par value of one penny ($.01).

Under the GE Charter, the total number of shares of all classes of stock which GE has the authority to issue is 13,250,000,000 shares, consisting of (1) 13,200,000,000 shares of common stock, each having a par value of $0.06, and (2) 50,000,000 shares of preferred stock, each having a par value of $1.00. As of September 30, 2018, there were 8,698,115,000 shares of GE common stock outstanding and 5,939,874 shares of GE preferred stock outstanding.

Preferred Stock
The Wabtec Charter expressly authorizes the Wabtec Board, subject to limitations prescribed by law and the provisions of the Wabtec Charter, to provide for the issuance from time to time in one or more series of any number of shares of preferred stock and, by filing a certificate pursuant to the DGCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The GE Charter expressly authorizes the GE Board, subject to limitations prescribed by law and the provisions of the GE Charter, to provide for the issuance from time to time in one or more series of any number of shares of preferred stock and, by filing a certificate pursuant to the NYBCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences and limitations of the shares of each such series.

Stockholder Right	Wabtec	GE
Voting Rights
Under the Wabtec Bylaws, each Wabtec stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. The Wabtec Bylaws provide that any question brought before any meeting of stockholders (for the avoidance of doubt, “question” does not include the election of directors) shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

The DGCL provides that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The right to cumulate votes in the election of directors does not exist with respect to shares of Wabtec common stock.

Under the NYBCL, each GE stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Further, under the NYBCL, any action to be taken by a vote of the GE stockholders, other than the election of directors, must be authorized by the affirmative vote of majority of the votes cast in favor of or against such action at a meeting of stockholders by the holders of shares entitled to vote thereon.

The GE Charter requires directors to be elected by the affirmative vote of a majority of the votes cast in favor of or against such election, except in a contested election. In a contested election, directors are elected by a plurality of the votes cast.

The right to cumulate votes in the election of directors does not exist with respect to shares of GE common stock.

Number and Classification of the Board of Directors
The Wabtec Charter and the Wabtec Bylaws provide that the total number of Wabtec directors will be fixed from time to time by the Wabtec Board. The Wabtec Board is divided into three classes with staggered, three-year terms. Each class consists as nearly as possible of 1/3rd of the total number of directors then serving.

The GE Charter provides that the total number of GE directors will consist of no less than 10 directors. The GE Bylaws further provide that the total number of GE directors will be determined by a vote of a majority of the entire GE Board, except that the number of directors for any year may be fixed by GE stockholders at any annual statutory meeting by a majority vote of the outstanding shares entitled to vote thereon.

The GE Board is not divided into classes.

Removal of Directors
Under the DGCL, directors may be removed only for cause and only by the holders of a majority of the voting power of the then outstanding shares of capital stock of Wabtec entitled to vote generally in the election of directors, voting together as a single class.

Under the NYBCL, directors may be removed for cause and, if the certification of incorporation or bylaws so provide, without cause, in each case, by an affirmative vote of a majority of votes cast in favor or against at a meeting of stockholders by the holders of shares entitled to vote thereon. The GE Charter and the GE Bylaws do not provide for the removal of directors without cause.

Stockholder Right	Wabtec	GE
Vacancies on the Board of Directors
Any vacancies in the Wabtec Board for any reason, including by reason of any increase in the number of directors, may be filled by the Wabtec Board, acting by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any directors so elected shall hold office until the next election of the class for which such directors have been elected and until their successors are elected and qualify.
The GE Bylaws provide that any vacancy occurring in the GE Board may be filled for the unexpired term by the GE Board.

Special Meetings
The Wabtec Bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called by (1) the Chairman of the Wabtec Board, if there be one, (2) the Chief Executive Officer, (3) directors constituting not less than half of the members of the Wabtec Board then in office or (4) stockholders owning not less than twenty-five percent (25%) of the capital stock of Wabtec issued and outstanding and entitled to vote, in each case by delivering a written request to the Secretary of Wabtec.

The GE Bylaws provide that special meetings of stockholders may be called by (1) the GE Board or (2) by the Secretary upon the written request of stockholders holding ten percent (10%) of the then issued stock of GE entitled to vote generally in the election of directors.

Action by Written Consent
The Wabtec Bylaws provide that any action required or permitted to be taken at any annual or special meeting of Wabtec stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such written consent is delivered to Wabtec by delivery to its registered office in Delaware, its principal place of business or an officer or agent of Wabtec having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

The NYBCL provides that any action required or permitted to be taken by a vote of stockholders may be taken without a meeting on unanimous written consent, setting forth the action so taken, and signed by the holders of all outstanding shares entitled to vote on such action, unless the certificate of incorporation provides otherwise, which the GE Charter does not.

Stockholder Right	Wabtec	GE
Advance Notice Procedures for Stockholder Proposals or Director Nominations
Under the Wabtec Bylaws, stockholders who wish to make a proposal or nominate directors at an annual meeting of stockholders must have given timely notice thereof in writing to the Secretary of Wabtec and such business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of Wabtec at the principal executive offices of Wabtec not later than the close of business on the 60th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the preceding year’s proxy statement for the annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Wabtec Bylaws provide that in no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (1) as to any business that the stockholder properly proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (2) a representation that the stockholder intends to appear in person or by proxy at the meeting to raise the proposal specified in the notice; and (3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (A) the name and address of such stockholder, as they appear on Wabtec’s books, and of such beneficial owner and (B) the class and number of shares of Wabtec which are owned beneficially and of record by such stockholder and such beneficial owner.

In general, a GE stockholder wishing to nominate a director or propose other business to be brought before the annual meeting of shareholders must notify GE in writing no later than the close of business on the 120th day nor earlier than the 150th day prior to the anniversary of the date GE commenced mailing of its proxy materials in connection with the most recent annual meeting of shareholders.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal.

Stockholder Right	Wabtec	GE
Dividends
The Wabtec Bylaws provide that dividends upon the capital stock of Wabtec may be declared by the Wabtec Board at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock.
The NYBCL provides that a corporation may declare and pay dividends on its outstanding shares except when the corporation is insolvent or would be made insolvent as a result of the dividend.

State Antitakeover Statute
Wabtec is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

GE is subject to Section 912 of the NYBCL, which regulates business combinations and generally prohibits an interested stockholder, defined generally as a person beneficially owning 20% or more of a corporation’s outstanding voting stock, from engaging in a business combination with the corporation for five years after first becoming an interested stockholder, unless the board of directors approves the business combination or the transaction resulting in such person becoming an interested stockholder. After the five year period, the interested stockholder and the corporation may engage in a business combination if the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder or if certain fair price requirements are met.

Stockholder Rights Plan	Wabtec does not maintain a stockholder rights plan.	GE does not maintain a stockholder rights plan.

Limitation of Liability of Directors
As permitted by the DGCL, the Wabtec Charter provides that no Wabtec director shall be personally liable to Wabtec or any of its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Wabtec or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL or (4) for any transactions from which a director derived an improper personal benefit.

As permitted by the NYBCL, the GE Bylaws provide that no GE director shall be personally liable to GE or any of its stockholders for monetary damages for breach of duty as a director, except for liability where (1) a director’s acts were committed in bad faith or result from active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated or (2) a director personally gained a financial profit or other advantage to which the director was not legally entitled.

CERTAIN ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND THE WABTEC CHARTER AND THE WABTEC BYLAWS

Provisions of the DGCL, the Wabtec Charter and the Wabtec Bylaws contain provisions that may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Wabtec stockholders.

Delaware Anti-Takeover Statute

Wabtec is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

No Cumulative Voting

Wabtec stockholders do not have cumulative voting rights with respect to the election of directors.

Size of Board of Directors and Vacancies

The Wabtec Charter and the Wabtec Bylaws provide that the total number of Wabtec directors will be fixed from time to time by the Wabtec Board. Any vacancies in the Wabtec Board for any reason, including by reason of any increase in the number of directors, may be filled by the Wabtec Board, acting by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any directors so elected shall hold office until the next election of the class for which such directors have been elected and until their successors are elected and qualify.

Staggered, Classified Board of Directors

Under the Wabtec Bylaws, the Wabtec Board is divided into three classes with staggered, three-year terms so that not all members of the Wabtec Board are elected at one time.

Removal for Cause

Under the DGCL, directors may be removed only for cause and only by the holders of a majority of the voting power of the then outstanding shares of capital stock of Wabtec entitled to vote generally in the election of directors, voting together as a single class.

Blank Check Preferred Stock

The Wabtec Charter authorizes the Wabtec Board to issue blank check preferred stock.

Calling of Annual Meetings

Under the Wabtec Bylaws, the annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be scheduled by the Wabtec Board.

Advance Notice Requirements

The Wabtec Bylaws provide that written notice of the annual meeting of stockholders stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting. Additionally, nominations of persons for election to the Wabtec Board and the proposal of business to be considered by the stockholders at an annual meeting of stockholders must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Wabtec Board or (2) otherwise properly brought before the meeting by or at the direction of the Wabtec Board.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Wabtec and such business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of Wabtec at the principal executive offices of Wabtec not later than the close of business on the 60th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the preceding year’s proxy statement for the annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The Wabtec Bylaws provide that in no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (1) as to any business that the stockholder properly proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (2) a representation that the stockholder intends to appear in person or by proxy at the meeting to raise the proposal specified in the notice; and (3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (A) the name and address of such stockholder, as they appear on Wabtec’s books, and of such beneficial owner and (B) the class and number of shares of Wabtec which are owned beneficially and of record by such stockholder and such beneficial owner.

With respect to special meetings, only such business related to the purpose or purposes stated in the notice of the meeting shall be transacted.

Amendments to the Bylaws

Under the Wabtec Charter and the Wabtec Bylaws, the Wabtec Board is expressly authorized to alter, amend or repeal the Wabtec Bylaws or adopt new bylaws.

Authorized but Unissued Shares

Wabtec’s authorized but unissued shares of common stock and preferred stock under the Wabtec Charter are available for future issuance without the approval of Wabtec stockholders. Wabtec may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Wabtec by means of a proxy contest, tender offer, merger or otherwise.

Limited Liability of Directors and Officers

As permitted by the DGCL, the Wabtec Charter provides that no Wabtec director shall be personally liable to Wabtec or any of its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Wabtec or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL or (4) for any transactions from which a director derived an improper personal benefit.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GE, SpinCo, Wabtec and certain of their respective subsidiaries, in each case as applicable, have entered into or before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and on-going relationships between GE, SpinCo, Wabtec and certain of their respective subsidiaries. See “Other Agreements.”

The Transaction—Interests of Wabtec’s Directors and Executive Officers in the Transaction

Wabtec directors and executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of Wabtec stockholders generally. The members of the Wabtec Board were aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Transactions, including the Merger, and in recommending to Wabtec stockholders that they vote to approve the Share Issuance and the Wabtec Charter Amendment.

Interests of Wabtec’s Directors in the Transaction

The directors of Wabtec immediately prior to the consummation of the Merger are generally expected to be the directors of Wabtec immediately after the consummation of the Merger (although the size of the Wabtec Board will be increased to include three additional independent directors to be designated by GE, effective at the time of closing of the Merger). The directors of Wabtec would be entitled to accelerated vesting of certain equity incentive awards upon the consummation of the Merger.

Interests of Wabtec’s Executive Officers in the Transaction

The executive officers of Wabtec immediately prior to consummation of the Merger are generally expected to be the executive officers of Wabtec immediately following consummation of the Merger, with Albert J. Neupaver remaining as Wabtec’s executive chairman and Raymond T. Betler remaining as Wabtec’s president and CEO. Following consummation of the Transactions, Stéphane Rambaud-Measson will become president and CEO of Wabtec’s Transit Segment and Rafael O. Santana, president and CEO of GE Transportation, will become president and CEO of Wabtec’s Freight Segment. In addition, the executive officers of Wabtec would be entitled to accelerated vesting of certain equity incentive awards upon the consummation of the Merger, and certain executive officers would be entitled to severance benefits upon a qualifying termination of employment in connection with the Merger that are greater than the severance benefits to which they are entitled without regard to the consummation of the Merger. For a further description and quantification of the benefits that Wabtec executive officers may receive as a result of these interests, including these enhanced severance benefits as well as the accelerated vesting of equity incentive awards in connection with the Merger, see “The Transactions—Interests of Wabtec’s Directors and Executive Officers in the Transactions.

EXPERTS

The combined financial statements of GE Transportation as of December 31, 2017 and 2016, and for each of the three years in the three-year period ended December 31, 2017, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Westinghouse Air Brake Technologies Corporation appearing in Westinghouse Air Brake Technologies Corporation’s Current Report (Form 8-K) dated September 10, 2018, as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference (or included in the appendices hereto, as applicable), which as to the year 2016 is based in part on the report of PricewaterhouseCoopers Audit, independent registered public accounting firm. The financial statements referred to above are incorporated herein by reference (or included in the appendices hereto, as applicable) in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Faiveley Transport S.A. as of December 31, 2016 and November 30, 2016, and the results of operations and cash flows for the period from November 30, 2016 to December 31, 2016, not separately incorporated by reference herein, have been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, whose report thereon is incorporated by reference herein (or included in the appendices hereto, as applicable). The audited financial statements of Westinghouse Air Brake Technologies Corporation to the extent they relate to Faiveley Transport S.A. have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of Wabtec common stock is being passed upon for Wabtec by Jones Day. The validity of the shares of SpinCo common stock and certain tax matters are being passed upon for GE by Davis Polk & Wardwell LLP.

CERTAIN DEFINITIONS

Certain terms are used in this Prospectus as follows (if any term is defined in a Transaction Document, such term as used in this Prospectus is subject to, and qualified in its entirety by, the definition of such term in such Transaction Document, which definition is incorporated by reference into this Prospectus):

“2024 Notes” means $750 million aggregate principal amount of Wabtec’s 4.150% Senior Notes due 2024 issued pursuant to the New Wabtec Notes Indenture;

“2028 Notes” means $1.25 billion aggregate principal amount of Wabtec’s 4.700% Senior Notes due 2028 issued pursuant to the New Wabtec Notes Indenture;

“Additional Agreements” means the Employee Matters Agreement, the Tax Matters Agreement, the Shareholders Agreement, the IP Cross License Agreement, the Trademark License Agreement, the Transition Services Agreement, the R&D Agreement and the India R&D Agreement;

“Administrative Agent” means PNC Bank, National Association, in its capacity as administrative agent under the Credit Agreement, or any successor administrative agent under the Credit Agreement;

“Base Indenture” means the Indenture, dated August 8, 2013, between Wabtec and Wells Fargo Bank, National Association, as trustee;

“Borrowers” means Wabtec, Wabtec Coöperatief U.A. and the other borrowers party to the Credit Agreement from time to time;

“Code” means the Internal Revenue Code of 1986, as amended;

“Commitment Letter” means the Commitment Letter dated May 20, 2018, between Goldman Sachs Bank USA and Wabtec, and any associated fee letters, in respect of loans in the aggregate principal amount of $2.9 billion, together in each case with any amendments, supplements and joinders thereto including by the Commitment Parties;

“Commitment Parties” means, collectively, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Bank of America, N.A., PNC Bank, National Association, HSBC Bank USA, N.A., The Toronto-Dominion Bank, New York Branch, Branch Banking and Trust Company, SG Americas Securities, LLC Societé Generale, Citibank, N.A., Credit Agricole Corporate and Investment Bank, MUFG Bank, Ltd., Citizens Bank, N.A., Wells Fargo Bank, N.A., BNP Paribas, The Bank of Nova Scotia, U.S. Bank National Association, The Huntington National Bank, First National Bank of PA, Dollar Bank, Federal Savings Bank, together with all additional lenders added to the Commitment Letter from time to time;

“Credit Agreement” means the credit agreement dated as of June 8, 2018, by and among the Borrowers, the other borrowing subsidiaries party thereto from time to time, the lenders party thereto from time to time, PNC Bank, National Association, as administrative agent, and the other parties thereto;

“DGCL” means the General Corporation Law of the State of Delaware, as amended;

“Direct Sale” means the sale of certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, to Direct Sale Purchaser and the assignment of certain liabilities of GE Transportation to Direct Sale Purchaser, in each case, as described in the Separation Agreement;

“Direct Sale Purchase Price” means the purchase price of $2.875 billion for certain assets to be purchased in the Direct Sale;

“Direct Sale Purchaser” means Wabtec US Rail, Inc., a Delaware corporation and wholly owned subsidiary of Wabtec (collectively with its subsidiaries, as the context may require);

“Distribution” means the distribution by GE of the Distribution Shares to GE stockholders as of the record date by way of a pro rata dividend;

“Distribution Date” means the date on which the Distribution occurs; the Distribution Date has not been set;

“Distribution Effective Time” means the time established by the GE Board as the effective time of the Distribution on the Distribution Date;

“Distribution Ratio” means the number of shares of SpinCo common stock that holders of GE common stock will receive for each share of GE common stock held on the record date for the Distribution, which is equal to the number of Distribution Shares divided by the number of outstanding shares of GE common stock on the record date. The Distribution Ratio will be determined on or promptly after the record date for the Distribution;

“Distribution Shares” means 8,700,000,000 shares of SpinCo common stock;

“Employee Matters Agreement” means the Employee Matters Agreement to be entered into prior to the Distribution Effective Time among GE, SpinCo, Wabtec and Direct Sale Purchaser, the form of which is incorporated by reference into this Prospectus;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder;

“Floating Rate Notes” means $500 million aggregate principal amount of Wabtec’s Floating Rate Senior Notes due 2021 issued pursuant to the New Wabtec Notes Indenture;

“fully-diluted pro forma Wabtec shares” means the number of shares of Wabtec common stock on a fully-diluted, as converted and as exercised basis pro forma for the issuance of the total merger shares;

“GAAP” means generally accepted accounting principles in the United States;

“GE” means General Electric Company, a New York corporation, and, unless the context otherwise requires, its subsidiaries, which, after consummation of the Direct Sale, will not include any subsidiaries transferred in the Direct Sale, and, which after the Distribution, will not include SpinCo and the SpinCo Transferred Subsidiaries;

“GE Board” means the board of directors of GE;

“GE common stock” means the common stock, par value $0.06 per share, of GE;

“GE stockholder portion of the total merger shares” means a number of shares of Wabtec common stock equal to the total merger shares minus the 24.9% (including 15% underlying the shares of Wabtec convertible preferred stock) of the fully-diluted pro forma Wabtec shares held by GE;

“GE stockholders” means the holders of GE common stock;

“GE Transportation” means the transportation business of GE, which comprises GE’s worldwide business of sourcing, manufacturing, developing, providing and selling transportation products and services for the railroad, mining, marine, stationary power and drilling industries;

“Goldman Sachs” means Goldman Sachs & Co. LLC;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“India R&D Agreement” means the Research & Development Agreement to be entered into prior to the Distribution Effective Time by and between John F. Welch Technology Center and SpinCo;

“Internal Reorganization” means the internal reorganization within GE of GE Transportation in anticipation of the Direct Sale, the SpinCo Transfer and the Distribution as contemplated by the Separation Agreement and the Merger Agreement;

“IP Cross License Agreement” means the Intellectual Property Cross License Agreement to be entered into prior to the Distribution Effective Time by and between GE and SpinCo;

“IRS” means the United States Internal Revenue Service;

“Merger” means the merger of Merger Sub with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and as a wholly owned subsidiary of Wabtec (except with respect to shares of SpinCo Class A preferred stock), as contemplated by the Merger Agreement;

“Merger Agreement” means the Original Merger Agreement, amended as of January 25, 2019, which is incorporated by reference into this Prospectus;

“Merger Sub” means Wabtec US Rail Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Wabtec;

“New Wabtec Notes” means, collectively, the 2024 Notes, the 2028 Notes and the Floating Rate Notes;

“New Wabtec Notes Indenture” means the Base Indenture, as supplemented by the Second Supplemental Indenture and the Ninth Supplemental Indenture;

“Ninth Supplemental Indenture” means the Ninth Supplemental Indenture, dated September 14, 2018, between Wabtec, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee;

“NYSE” means the New York Stock Exchange;

“Original Merger Agreement” means the Agreement and Plan of Merger dated as of May 20, 2018, among GE, SpinCo, Wabtec and Merger Sub;

“Original Separation Agreement” means the Separation, Distribution and Sale Agreement dated as of May 20, 2018, among GE, SpinCo, Wabtec and Direct Sale Purchaser;

“R&D Agreement” means the Research & Development Agreement to be entered into prior to the Distribution Effective Time by and between GE, acting through its GE Global Research Center, and SpinCo;

“SEC” means the United States Securities and Exchange Commission;

“Second Supplemental Indenture” means the Second Supplemental Indenture, dated November 3, 2016, between Wabtec, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee;

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder;

“Separation” means the separation of GE Transportation from the remaining businesses of GE and its subsidiaries pursuant to the Separation Agreement;

“Separation Agreement” means the Original Separation Agreement, amended as of January 25, 2019, which is incorporated by reference into this Prospectus;

“Share Issuance” means the issuance of shares of Wabtec common stock in the Merger;

“Shareholders Agreement” means the Shareholders Agreement, to be entered into as of the closing date of the Merger, between Wabtec and GE, the form of which is incorporated by reference into this Prospectus;

“SpinCo” means Transportation Systems Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GE;

“SpinCo Business” means the business and operations of GE Transportation, but not including the Direct Sale Assets or the Direct Sale Liabilities;

“SpinCo Class A preferred stock” means 15,000 shares of Class A non-voting preferred stock of SpinCo;

“SpinCo Class B preferred stock” means 10,000 shares of Class B non-voting preferred stock of SpinCo;

“SpinCo Class C preferred stock” means one share of Class C non-voting convertible preferred stock of SpinCo;

“SpinCo common stock” means the common stock, par value $0.01 per share, of SpinCo;

“SpinCo preferred stock” means, collectively, SpinCo Class A preferred stock and SpinCo Class B preferred stock;

“SpinCo stockholders” means the holders of SpinCo common stock;

“SpinCo Transfer” means the contribution of the SpinCo Business to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) pursuant to the Separation Agreement;

“SpinCo Transferred Subsidiaries” means each of the subsidiaries of GE that GE will contribute to SpinCo pursuant to the Separation Agreement, and each of their respective subsidiaries;

“Spin-Off” means the distribution by GE, on a pro rata basis, of the Distribution Shares of SpinCo common stock, par value $0.01 per share, to GE stockholders;

“Stock Incentive Plans” means Wabtec’s 2000 Stock Incentive Plan and Wabtec’s 2011 Stock Incentive Plan;

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into prior to the Distribution Effective Time by and among GE, SpinCo, Wabtec and Direct Sale Purchaser, the form of which is incorporated by reference into this Prospectus;

“total merger shares” means the number of shares of Wabtec common stock (including shares of Wabtec common stock underlying the shares of Wabtec convertible preferred stock) equal to (i) the product of (A) the number of outstanding shares of Wabtec common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to consummation of the Merger multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9% minus (ii) 3.3 million;

“Trademark License Agreement” means the General Electric Trademark License to be entered into prior to the Distribution Effective Time by and between GE and SpinCo;

“Transaction Documents” means the Separation Agreement, the Merger Agreement and the Voting Agreement, as well as the Additional Agreements, each of which have been entered into or will be entered into in connection with the Transactions;

“Transactions” means the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for, among other things, the Separation (including the Internal Reorganization), the Direct Sale, the SpinCo Transfer, the Distribution and the Merger, as described in “The Transactions”;

“Transferred Subsidiaries” means any SpinCo Transferred Subsidiary or any subsidiary of GE to be transferred in the Direct Sale;

“Transition Services Agreements” means the Transition Services Agreement to be entered into at or prior to the Distribution Effective Time by and between the GE and SpinCo;

“Trustee” means Wells Fargo Bank, National Association;

“Voting Agreement” means the Voting and Support Agreement dated as of May 20, 2018 by and among GE and each of the Wabtec stockholders listed on Schedule 1 thereto, which is incorporated by reference into this Prospectus;

“Wabtec” means Westinghouse Air Brake Technologies Corporation, a Delaware corporation, and, unless the context otherwise requires, its subsidiaries, which, after consummation of the Merger, will include SpinCo and the SpinCo Transferred Subsidiaries;

“Wabtec Board” means the board of directors of Wabtec;

“Wabtec Bylaws” means the Bylaws of Wabtec, as amended;

“Wabtec Charter” means the Restated Certificate of Incorporation of Wabtec, as amended;

“Wabtec Charter Amendment” means the proposed amendment to Wabtec’s Charter to increase the number of authorized shares of common stock from 200 million to 500 million;

“Wabtec common stock” means the common stock, par value $0.01 per share, of Wabtec;

“Wabtec Option” means each outstanding option to purchase shares of Wabtec common stock issued by Wabtec pursuant to the Stock Incentive Plans;

“Wabtec Performance Unit” means each performance unit issued by Wabtec pursuant to the Stock Incentive Plans;

“Wabtec convertible preferred stock” means 10,000 shares of Wabtec non-voting convertible preferred stock;

“Wabtec preferred stock” means the preferred stock, par value $0.01 per share, of Wabtec;

“Wabtec Restricted Stock” means each restricted share of Wabtec common stock issued by Wabtec pursuant to the Stock Incentive Plans;

“Wabtec Restricted Stock Unit” means each restricted stock unit issued by Wabtec pursuant to the Stock Incentive Plans; and

“Wabtec stockholders” means the holders of Wabtec common stock.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Wabtec and GE file annual, quarterly and current reports, proxy statements and other information with the SEC.

Wabtec’s and GE’s SEC filings are available to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Wabtec’s SEC filings are also available to the public on Wabtec’s website, www.wabtec.com, and GE’s SEC filings are also available to the public on GE’s website, www.ge.com. Information contained on Wabtec’s website and GE’s website is not incorporated by reference into this Prospectus, and you should not consider information contained on that website as part of this Prospectus.

Statements contained in this Prospectus, or in any document incorporated by reference in this Prospectus, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Wabtec to “incorporate by reference” into this Prospectus, when used by Wabtec as a prospectus as part of its registration statement, documents Wabtec files with it. This means that Wabtec can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and later information that Wabtec files with the SEC will update and supersede that information. Wabtec incorporates by reference into this Prospectus the documents listed below and any future filings Wabtec makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this Prospectus until the date that shares of Wabtec common stock are issued in connection with the Merger. The information incorporated by reference by Wabtec is an important part of this Prospectus. Any statement in a document incorporated by reference by Wabtec into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this Prospectus modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this Prospectus.

•	Wabtec’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 26, 2018*;
•	Wabtec’s quarterly reports on Form 10-Q for the three-month period ended March 31, 2018 filed with the SEC on May 4, 2018, for the six-month period ended June 30, 2018 filed with the SEC on July 31, 2018 and for the nine-month period ended September 30, 2018 filed with the SEC on October 30, 2018**;
•	Wabtec’s Current Reports on Form 8-K filed with the SEC on May 17, 2018, May 21, 2018, May 24, 2018, June 14, 2018, September 10, 2018***, September 14, 2018 and November 14, 2018;
•	Wabtec’s Definitive Proxy Statement filed with the SEC on April 5, 2018****; and
•	The description of Wabtec common stock, par value $0.01 per share, contained in Wabtec’s Form 8-A filed with the SEC on May 19, 1995.

Notwithstanding the foregoing, Wabtec is not incorporating any document, portion thereof or information not deemed “filed” in accordance with SEC rules, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K, except to the extent specified otherwise in such Current Reports.

You can obtain a copy of any document incorporated by reference into this Prospectus except for the exhibits to those documents from Wabtec. You may also obtain these documents from the SEC or through the SEC’s website described

*	− When this Prospectus is used by SpinCo as a prospectus as part of its registration statement, this document is included in Appendix A to, and forms a part of, this Prospectus.
**	− When this Prospectus is used by SpinCo as a prospectus as part of its registration statement, this document is included in Appendix B to, and forms a part of, this Prospectus.
***	− When this Prospectus is used by SpinCo as a prospectus as part of its registration statement, an excerpt from this document is included in Appendix C to, and forms a part of, this Prospectus.
****	− When this Prospectus is used by SpinCo as a prospectus as part of its registration statement, this document is included in Appendix D to, and forms a part of, this Prospectus.

above. Documents incorporated by reference are available from Wabtec without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this Prospectus. Requests should be directed to Westinghouse Air Brake Technologies Corporation, Wilmerding, Pennsylvania 15148-0001, Attention: Corporate Secretary; telephone number: (412) 825-1000.

If you are a GE stockholder and you have any questions about the proposed transactions, please contact GE’s Investor Relations Department at (617) 443-3400.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
General Electric Company:

Opinion on the Combined Financial Statements

We have audited the accompanying combined statement of financial position of GE Transportation (a carve-out business of General Electric Company) (the Company) as of December 31, 2017 and 2016, the related combined statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

Chicago, Illinois
June 4, 2018, except for the last paragraph of Description of Business in Note 1, which is as of January 25, 2019.

KPMG LLP is a Delaware limited liability partnership and the U.S member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GE Transportation
(A carve-out business of General Electric Company)

COMBINED STATEMENT OF EARNINGS

For the years ended December 31 (In thousands)	2017	2016	2015
Revenues
Sales of goods	$2,546,637	$3,046,546	$3,998,100
Sales of services	1,383,671	1,560,045	1,423,379
Total revenues (Note 3)	3,930,308	4,606,591	5,421,479

Costs of revenues
Cost of goods sold	2,129,684	2,525,838	3,163,798
Cost of services sold	877,390	909,116	931,745
Gross profit	923,234	1,171,637	1,325,936

Selling, general and administrative expenses	449,651	432,229	414,488
Impairment of goodwill	—	2,027	85,421
Non-operating benefit costs	16,877	18,455	16,249
Other (expense) income	(24,307)	(11,409)	27,121
Earnings before income taxes	432,399	707,517	836,899

Provision for income taxes (Note 13)	(44,303)	(167,428)	(349,275)
Net earnings	388,096	540,089	487,624

Less net earnings attributable to noncontrolling interests	14,311	6,144	7,547
Net earnings attributable to Parent	$373,785	$533,945	$480,077

See Notes to the Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

COMBINED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31 (In thousands)	2017	2016	2015
Net earnings	$388,096	$540,089	$487,624
Less net earnings attributable to noncontrolling interests	14,311	6,144	7,547
Net earnings attributable to Parent	373,785	533,945	480,077

Other comprehensive income (loss)
Foreign currency translation adjustments	15,568	22,970	(42,755)
Benefit plans, net of taxes	459	(1,092)	120
Other comprehensive income (loss), net of taxes	16,027	21,878	(42,635)
Less other comprehensive income (loss) attributable to noncontrolling interests	703	(6,101)	3,194
Other comprehensive income (loss) attributable to Parent	15,324	27,979	(45,829)

Comprehensive income (loss)	404,123	561,967	444,989
Less comprehensive income (loss) attributable to noncontrolling interests	15,014	43	10,741
Comprehensive income attributable to Parent	$389,109	$561,924	$434,248

See Notes to the Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

COMBINED STATEMENT OF CHANGES IN EQUITY

(In thousands)	Net Parent Investment	Accumulated Other Comprehensive Income / (Loss)	Equity Attributable to Noncontrolling Interests	Total Equity
Balances as of January 1, 2015	$1,659,426	$(53,066)	$11,831	$1,618,191

Net earnings	480,077	—	7,547	487,624
Foreign currency translation adjustments	—	(45,959)	3,204	(42,755)
Benefit plans, net of taxes	—	130	(10)	120
Transfers (to) Parent	(635,458)	—	—	(635,458)
Changes in equity attributable to noncontrolling interests	—	—	(662)	(662)
Total equity balance as of December 31, 2015	1,504,045	(98,895)	21,910	1,427,060

Net earnings	533,945	—	6,144	540,089
Foreign currency translation adjustments	—	28,992	(6,022)	22,970
Benefit plans, net of taxes	—	(1,013)	(79)	(1,092)
Transfers (to) Parent	(612,311)	—	—	(612,311)
Changes in equity attributable to noncontrolling interests	—	—	6,248	6,248
Total equity balance as of December 31, 2016	1,425,679	(70,916)	28,201	1,382,964

Net earnings	373,785	—	14,311	388,096
Foreign currency translation adjustments	—	14,849	719	15,568
Benefit plans, net of taxes	—	475	(16)	459
Transfers (to) Parent	(112,313)	—	—	(112,313)
Changes in equity attributable to noncontrolling interests	—	—	(1,551)	(1,551)
Total equity balance as of December 31, 2017	$1,687,151	$(55,592)	$41,664	$1,673,223

See Notes to the Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

COMBINED STATEMENT OF FINANCIAL POSITION

As of December 31 (In thousands)	2017	2016
Assets
Cash and equivalents	$105,338	$151,151
Current receivables, net (Note 5)	172,386	162,536
Inventories (Note 6)	560,443	740,958
Contract and other deferred assets (Note 3)	535,442	465,532
Prepaid expenses and other current assets (Note 9)	226,280	185,415
Total current assets	1,599,889	1,705,592

Property, plant and equipment, net (Note 7)	943,168	934,515
Goodwill and intangible assets (Note 8)	537,526	547,420
Long-term contract and other deferred assets (Note 3)	321,392	357,231
Deferred income taxes (Note 13)	64,839	61,165
Other assets (Note 10)	77,759	20,995
Total assets	$3,544,573	$3,626,918

Liabilities and equity
Short-term borrowings (Note 11)	$45	$21,740
Accounts payable	604,328	682,540
Progress collections and deferred income (Note 3)	592,427	689,946
Other current liabilities (Note 14)	282,723	241,301
Total current liabilities	1,479,523	1,635,527

Long-term borrowings (Note 11)	44,257	92,772
Long-term progress collections and other deferred income (Note 3)	23,797	9,798
Deferred income taxes (Note 13)	231,582	363,368
Other liabilities (Note 14)	92,191	142,489
Total liabilities	1,871,350	2,243,954

Net parent investment	1,687,151	1,425,679
Accumulated other comprehensive loss	(55,592)	(70,916)
Total equity attributable to Parent	1,631,559	1,354,763

Equity attributable to noncontrolling interests	41,664	28,201
Total equity	1,673,223	1,382,964
Total liabilities and equity	$3,544,573	$3,626,918

See Notes to the Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

COMBINED STATEMENT OF CASH FLOWS

For the years ended December 31 (In thousands)	2017	2016	2015
Cash flows - operating activities
Net earnings	$388,096	$540,089	$487,624
Less net earnings attributable to noncontrolling interests	14,311	6,144	7,547
Net earnings attributable to the Parent	373,785	533,945	480,077

Adjustments to reconcile net earnings attributable to the Parent to cash provided by operating activities:
Depreciation and amortization expenses	184,012	219,628	208,899
Unrealized (gains) losses from derivative instruments	2,535	(362)	(28,582)
Impairment of goodwill	—	2,027	85,421
Share-based compensation expense	7,375	10,587	13,825
Deferred income taxes	(135,461)	14,691	20,384
Losses (gains) from sale of property, plant and equipment	100	(14,157)	(5,565)
Changes in operating assets and liabilities:
(Increase) decrease in current receivables	(10,148)	14,407	158,353
Decrease (increase) in inventories	189,659	155,356	(63,313)
(Increase) decrease in contract and other deferred assets	(56,228)	(85,394)	26,514
(Decrease) in prepaid expenses and other assets	(46,401)	(107,254)	(15,361)
(Decrease) increase in accounts payable	(82,736)	(70,253)	39,640
(Decrease) increase in progress collections and other deferred income	(83,519)	147,997	(25,549)
(Increase) decrease in other liabilities	(19,510)	35,345	(16,410)
All other operating activities	(1,459)	(2,851)	(3,099)
Cash provided by operating activities	322,004	853,712	875,234

Cash flows - investing activities
Additions to property, plant and equipment	(116,811)	(116,389)	(188,970)
Dispositions of property, plant and equipment	25,550	63,430	15,587
Additions to internal-use software	(61,581)	(66,372)	(52,089)
Payments for principal businesses purchased	—	(63,439)	—
Investment in associated companies	(50,116)	(444)	—
All other investing activities	2,002	15,000	(403)
Cash (used for) investing activities	(200,956)	(168,214)	(225,875)

Cash flows - financing activities
Newly issued debt (maturities longer than 90 days)	44,256	—	33,945
Repayments and other reductions (maturities longer than 90 days)	(114,466)	(13,961)	(16,651)
Transfers (to) Parent	(112,313)	(612,311)	(635,458)
All other financing activities	11,461	686	(4,606)
Cash (used for) financing activities	(171,062)	(625,586)	(622,770)

Effect of currency exchange rate changes on cash and equivalents	4,201	4,133	(7,784)
(Decrease) increase in cash and equivalents	(45,813)	64,045	18,805

Cash and equivalents at beginning of year	151,151	87,106	68,301
Cash and equivalents at end of year	$105,338	$151,151	$87,106

Supplemental disclosure of cash flow information
Cash paid during the year for interest on borrowings	$(4,484)	$(7,611)	$(6,321)
Cash paid during the year for income taxes	$(200,482)	$(313,672)	$(296,776)

See Notes to the Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF THE BUSINESS

GE Transportation (the “Business”, “GET”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). We are a leading global provider of products and solutions to transportation, logistics and other industrial markets. We design, engineer and manufacture diesel-electric locomotives, supply associated aftermarket parts and services and provide digital solutions. Our culture of innovation and differentiated aftermarket solutions has allowed us to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. Our products and services are critical to our customers’ operating and financial success and enable them to operate with reliability and efficiency. Leveraging our heritage in diesel-electric locomotives, we have continued to innovate to expand our technologies into new products, end markets and logistics applications. Leveraging our core competencies in locomotive manufacturing, we produce electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. We have combined industry leadership with engineering and software capabilities to build a digital business that is leading the transformation of the transportation and mining industries. We employ approximately 9,000 employees and serve customers across approximately 60 countries.

The Business is comprised of three reportable segments, which reflect the way performance is assessed and resources are allocated.

EQUIPMENT

Our Equipment segment is a leading producer of diesel-electric locomotives serving freight and passenger railroads. We produce mission-critical products and solutions that help railroads reduce operating costs, decrease fuel use, minimize downtime and comply with stringent emissions standards. In addition to locomotives, we also produce a range of engines, electric motors and premium propulsion systems used in mining, marine, stationary power and drilling applications. This segment represents approximately 45%, 53% and 59% of annual revenues in the years ended December 31, 2017, 2016 and 2015, respectively.

SERVICES

Our Services segment is responsible for supporting railroads in the operation of their fleet of GE Transportation locomotives in an efficient manner throughout their entire lifecycle in terms of safety, availability, reliability and economic performance. We provide aftermarket parts and services to our global installed base, including predictive maintenance, regular maintenance, and unscheduled maintenance and overhaul services for locomotives. Our offerings include supply of parts, technical support and locomotive modernizations. Commercially, locomotive maintenance can be contracted on a fully transactional basis or through multi-year contracts (Contractual Service Agreements or “CSAs”), where we assume certain service activities, and the related performance risks, in return for fixed and variable payments based on underlying utilization of the asset(s) covered. This segment represents approximately 48%, 41% and 37% of annual revenues in the years ended December 31, 2017, 2016 and 2015, respectively.

DIGITAL

Our Digital segment combines decades of industrial leadership with cutting-edge data science and analytics acumen to create an efficient, productive and reliable digital-rail ecosystem – from shipper to receiver – from ports to intermodal terminals – main line locomotives and railcars – to train yards and operation centers. Digital includes transport logistics, transport intelligence, network optimization, train performance and digital mine. Our Digital segment develops and works with our customers to implement a comprehensive set of software-enabled solutions that deliver significant benefits across the transportation and mining landscape. Across global freight and mining industries, productivity and efficiency gains – and new business opportunities – will come largely from digital innovation. Digital tools will improve efficiency of existing assets, connect disparate processes, optimize key chokepoints and entire systems, and open up value across freight and mining. In industries

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

characterized by in-house and boutique solution providers, the breadth and market presence of our Digital solutions have positioned us as a key player for digital innovation. This segment represents approximately 7%, 6% and 4% of annual revenues in the years ended December 31, 2017, 2016 and 2015, respectively.

On May 21, 2018, GE and Westinghouse Air Brake Technologies (“Wabtec”) Corporation announced that they had entered into a definitive agreement whereby Wabtec acquired the Business (the “Proposed Transaction”).

Under the agreement, which has been approved by the Boards of Directors of Wabtec and GE, GE will receive approximately $2.9 billion in cash at closing. GE stockholders will own approximately 24.3%, GE will hold rights to 24.9% (holding 9.9% directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock held by GE), and Wabtec stockholders will own approximately 50.8% of the combined company on a fully-diluted, as-converted, as exercised basis.

BASIS OF PRESENTATION

These combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of GE. These combined financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 are presented as carve-out financial statements and reflect the combined historical results of operations, comprehensive income, financial position and cash flows of the Business, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Refer below to Recent Accounting Pronouncements Reflected in These Combined Financial Statements for a summary of recent accounting pronouncements that were adopted and applied in these combined financial statements.

These combined financial statements consolidate all majority-owned subsidiaries. The noncontrolling interests have been shown in the Combined Statement of Financial Position as Equity attributable to noncontrolling interests.

All intercompany balances and transactions within the Business have been eliminated in these combined financial statements. As described in Note 4 Related Party Transactions, certain transactions between the Business and GE have been included in these combined financial statements.

The Combined Statement of Financial Position reflects, among other things, all of the assets and liabilities of GE and the Business that are specifically identifiable as being directly attributable to the Business, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Business and includes accumulated net earnings attributable to GE, the net effect of transactions with GE and GE entities, and cost allocations from GE that were not historically allocated to the Business.

GE uses a centralized approach to cash management and financing of its operations. These arrangements are not reflective of the manner in which the Business would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Cash pooling arrangements are excluded from the asset and liability balances in the Combined Statement of Financial Position. These amounts have instead been reported as Net parent investment as a component of equity.

GE and its affiliates provide a variety of services to the Business. The Business may also sell products in the ordinary course of business to GE and its affiliates. The Combined Statement of Earnings includes expense allocations for services and certain support functions (“GE Corporate Overhead”) that are provided on a centralized basis within GE such as legal, business development, human resources, corporate audit, treasury and various other GE corporate functions that are routinely allocated to the Business and reflected in the Combined Statement of Earnings in Selling, general and administrative expenses. In addition to GE Corporate Overhead allocations, Selling, general and administrative expenses that would have been incurred in the ordinary course of business if the Business operated as a stand-alone company, such as compensation and benefits for employees of the Business, were included based on either specific identification of direct expenses or an allocation using an approach related to the nature of the item (e.g., external revenue or headcount).

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

Where allocations of amounts were necessary, the Business believes the allocation of these amounts were determined on a reasonable basis, reflecting all of the costs of GE Transportation and consistently applied in the periods presented. These allocated amounts, however, are not necessarily indicative of the actual amounts that might have been incurred or realized had the Business operated as a separate stand-alone entity during the periods presented. Consequently, these combined financial statements do not necessarily represent the results the Business would have achieved if the Business had operated as a separate stand-alone entity from GE during the periods presented.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A)	ESTIMATES AND ASSUMPTIONS

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of any contingent assets or liabilities at the date of these combined financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Business believes that the estimates and assumptions used in the preparation of these combined financial statements are appropriate, actual results could differ from those estimates.

Estimates are used for, but are not limited to, determining the following: estimates of variable revenues and/or costs on long-term revenue generating contracts, recoverability of long-lived assets and inventory, valuation of goodwill, useful lives used in depreciation and amortization, income taxes and related valuation allowances, accruals for contingencies including warranties, actuarial assumptions used to determine costs on employee benefit plans, valuation assumptions for long term stock-based compensation expense, valuation and recoverability of receivables, valuation of derivatives and the fair value of assets acquired and liabilities assumed in acquisitions.

Our revenue recognition on long-term CSAs requires estimates of both customer payments expected to be received over the contract term as well as the costs expected to be incurred to perform required maintenance services. We routinely review estimates under CSAs and regularly revise them to adjust for changes in outlook, however these estimates may materially vary from actual payments and costs incurred over the life of the contracts.

(B)	FOREIGN CURRENCY

Certain of our international operations have determined that the local currency is the functional currency whereas others have determined the U.S. dollar is their functional currency. When the functional currency is not the US dollar, the Business translates assets and liabilities to their U.S. dollar equivalents using rates that approximate the exchange rates in effect at the Combined Statement of Financial Position date, and the Business translates functional currency income and expense amounts to their U.S. dollar equivalents using rates that approximate average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates from functional currencies are recorded in Accumulated other comprehensive loss in the Combined Statement of Financial Position.

Gains and losses from foreign currency transactions, such as those resulting from the settlement of monetary items in the non-functional currency and those resulting from remeasurements of monetary items, are included in Costs of revenues and Selling, general and administrative expenses. Gains (losses) of $26,177 thousand, $(18,735) thousand and $27,076 thousand were incurred in the years ended December 31, 2017, 2016 and 2015, respectively.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

(C)	EQUITY-ACCOUNTED INVESTMENTS

Associated companies are entities in which we do not have a controlling financial interest, but over which we have significant influence, most often because we hold a voting interest of 20% to 50%. Associated companies are accounted for as equity method investments. Results of associated companies are presented on a one-line basis. Investments in, and advances to, associated companies are presented in the caption Other assets in our Combined Statement of Financial Position. See Note 10 Other Assets. Income earned on these investments are presented in Other (expense) income in our Combined Statement of Earnings.

(D)	ACQUISITIONS

Our combined financial statements include the operations of acquired businesses from the date of acquisition. The Business accounts for acquired businesses using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When the Business acquires net assets that do not constitute a “business” as defined in U.S. GAAP, no goodwill is recognized.

Amounts recorded for acquisitions can result from a complex series of judgments about future events and uncertainties and can rely on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 2(A) Estimates and Assumptions.

There were no significant acquisitions that were completed during the years ended December 31, 2017, 2016 and 2015 that affected our combined financial statements. See Note 8 for information on changes in goodwill and intangible assets as a result of acquisitions.

(E)	CASH AND EQUIVALENTS

Marketable securities with original maturities of three months or less are included in Cash and equivalents. Cash held in commingled accounts with our Parent, or its affiliates, are presented within Net parent investment.

As of December 31, 2017, $80,228 thousand of Cash and equivalents were held in bank accounts and cannot be released, transferred or otherwise converted into a currency that is regularly transacted internationally, due to lack of market liquidity, capital controls or similar monetary or exchange limitations limiting the flow of capital out of the jurisdiction.

(F)	CURRENT RECEIVABLES, NET

Current receivables, net are recorded at the invoiced amount, less an allowance for doubtful accounts, and do not bear interest. The Business maintains an allowance for doubtful accounts for estimated losses inherent in our accounts receivable portfolio. We establish an allowance for doubtful accounts based on various factors including the payment history and financial condition of our debtors and the economic environment. In addition, we consider current receivables aging, unless a specific reserve is established when customers are in bankruptcy or involved in legal disputes about amounts owed. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. See Note 5 Current Receivables, net.

(G)	CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2017, one customer accounted for more than 10% of our combined revenues. For the years ended December 31, 2016 and 2015, three customers each accounted for more than 10% of our combined revenues Additionally, two customers accounted for approximately 14% and 13%, respectively, of gross customer receivables as of December 31, 2017 and one customer accounted for approximately 24% of gross customer receivables as of December 31, 2016. Although this concentration affects our overall exposure to credit risk, our customer receivables are spread over a diverse group of customers across many countries, which mitigates this risk. We perform periodic credit evaluations of our customers’ financial conditions, including

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

monitoring our customers’ payment history and current credit worthiness to manage this risk. We do not generally require collateral in support of our customer receivables, but we may require payment in advance or security in the form of a letter of credit or a bank guarantee. Our customer receivables do not represent a significant concentration of credit risk as of December 31, 2017 and 2016 due to the wide variety of customers and markets into which our equipment and services are sold and their dispersion across geographic regions. See Note 5 Current Receivables, net.

See Note 19 Segment Information and Major Customers for further details.

(H)	CURRENT RECEIVABLES FACTORING PROGRAM

Some of the Business's accounts receivables are legally transferred through current receivables factoring programs established for GE and various GE subsidiaries administered by an operation of GE Capital called Working Capital Solutions (“WCS”). GE Transportation participates in three different WCS Accounts Receivable factoring programs: GE Accounts Receivable (“GEAR”), On Book, and Emerging Market Debtor Pool (“EMDP”). GE Transportation also utilizes external syndication, which is facilitated either internally or by WCS.

Under the factoring programs, WCS performs a risk analysis and allocates a nonrecourse credit limit for each customer. If the customer exceeds this credit limit, then the remaining amount is either factored with recourse or is not factored as certain jurisdictions do not allow factoring with recourse.

All transfers of receivables qualify as true sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 860, Transfers and Servicing and are therefore derecognized from our Combined Statement of Financial Position. These factoring arrangements are for goods and services sold by GET to third parties in the ordinary course of business, and cash inflows received as part of the transaction are recorded as an operating cash inflow. See Note 4 Related Party Transactions.

The Business does not have any material off-balance-sheet credit exposure related to our customers. See Note 11 Borrowings.

(I)	INVENTORIES

Inventories are stated at the lower of cost and net realizable values. Generally, production inventory including raw materials and work in process and finished goods inventory is valued at cost using a first-in, first-out (“FIFO”) basis.

As necessary, we record provisions and write-downs for excess, slow moving and obsolete inventory. To determine these amounts, we regularly review inventory quantities on hand and compare them to estimates of historical utilization, future product demand, market conditions, production requirements and technological developments.

Effective January 1, 2018, we voluntarily changed the cost flow assumption of the U.S. inventories that were previously measured on a last-in, first-out (“LIFO”) basis to FIFO basis. We believe the FIFO method is a preferable measure for our inventories as it is expected to better reflect the current value of inventory reported in the Combined Statement of Financial Position, improve the matching of cost of goods sold with related revenue and provide for greater consistency and uniformity across our operations with respect to the method of inventory valuation. The Business applied this change in accounting principle retrospectively to all prior periods presented herein in accordance with FASB ASC Topic 250, Accounting Changes and Error Corrections.

See Note 6 Inventories.

(J)	RESTRUCTURING COSTS

Costs of restructuring are accounted for in accordance with FASB ASC 420, Exit or Disposal Cost Obligations, ASC 712, Compensation - Nonretirement Postemployment Benefits and other related pronouncements. ASC 420 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

incurred. ASC 712 requires employers to recognize the obligation to provide postemployment benefits if all of the following conditions are met: (a) if the obligation is attributable to employees' services already rendered, (b) employees' rights to those benefits accumulate or vest, (c) payment of the benefits is probable, and (d) the amount of the benefits can be reasonably estimated. If those four conditions are not met, the employer should account for postemployment benefits when it is probable that a liability has been incurred and the amount can be reasonably estimated. See Note 18 Restructuring and Other Activities for additional discussion.

(K)	SEGMENT REPORTING

We conduct our operations through three operating and reportable segments, which are generally organized based on product lines. Operating segments represent components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in determining how to allocate resources and in assessing performance. The chief operating decision maker uses a variety of measures to assess the performance of the Business as a whole, depending on the nature of the activity. Operating activities are managed through three reportable segments: Equipment, Services and Digital. The performance of these three segments is principally measured based on revenues and operating profit. See Note 19 Segment Information and Major Customers.

(L)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“P&E”) is stated at cost and is depreciated over its estimated economic life. Subsequently, property, plant and equipment is measured at cost less accumulated depreciation and impairment losses.

P&E includes rotable assets used to support sales in our Services segment and are presented in the line item Machinery and equipment within P&E. These assets represent already-repaired equipment exchanged for equipment to be serviced, which in turn is repaired and kept for another exchange. Repair costs on rotable assets are expensed as incurred.

The Business incurs maintenance costs on our major equipment. Repair and maintenance costs are expensed as incurred. See Note 7 Property, Plant and Equipment, net.

(M)	GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is assigned to specific reporting units, and the Business tests goodwill for impairment at the reporting unit level at least annually or more frequently when facts or circumstances indicate an impairment may have occurred. A reporting unit is an operating segment, or one level below that operating segment (the component level), if discrete financial information is prepared and regularly reviewed by segment management. The Business also tests goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Business uses quantitative assessment or qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Business chooses to perform a qualitative assessment and concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a further quantitative fair value test is performed. The Business recognizes an impairment charge if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill based on the results of our quantitative tests. The market and income approach are used for estimating the fair values for our reporting units. See Note 8 Goodwill and Intangible Assets.

(N)	INTANGIBLE ASSETS, NET

All intangible assets of the Business other than goodwill are subject to amortization. The cost of intangible assets is amortized on a straight-line basis over their estimated useful lives. See Note 8 Goodwill and Intangible Assets.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

INTERNAL USE SOFTWARE

Internal use software is software that is internally developed, purchased or modified to meet internal needs and for which no substantive plan exists to sell, lease or otherwise market the software externally. Software projects which meet this scope include internal software we use in running our business and software products developed to support certain revenue streams in our Digital segment (e.g., SaaS offerings). All costs associated with project tasks classified in the preliminary project development or post-implementation/operation stage are expensed as incurred. Capitalization of application development stage costs begin after both of the following occur: (a) preliminary project development stage is completed, and (b) management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for the purpose for which it was intended. Capitalization ceases when the project is substantially complete. Capitalized amounts are generally amortized using the straight-line method over the asset’s estimated economic life, which in most cases is five years, but does not exceed ten years.

EXTERNAL USE SOFTWARE

External use software is software that is (a) intended to be sold, licensed or marketed to our customers, or is (b) embedded and integral to our tangible products for which research and development has been completed. Costs that are related to the conceptual formulation and design of software are expensed as incurred. Costs that are incurred after technological feasibility has been established are capitalized as an intangible asset. Capitalized costs for software to be sold, leased, or otherwise marketed are amortized on an individual product basis. The annual amortization is the greater of the amount computed using (a) the ratio of current year gross revenues for a product to the total of current year and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated life of the product including the current year.

The Business performs reviews to ensure that unamortized capitalized software program costs remain recoverable from future revenue. See Note 8 Goodwill and Intangible Assets.

(O)	TRADE PAYABLES ACCELERATED PAYMENT PROGRAM

The Business’s North American operations, and certain of its suppliers, participate in accounts payable programs with GE Capital. Supplier invoices may be settled early by GE Capital to obtain early pay cash discounts. The Business settles its obligations by reimbursing GE Capital on the invoice’s contractual due date. As the payables in the Trade Payables Services (“TPS”) program relate to operating activities incurred in the ordinary course of business and retain the principal characteristics of a trade payable, the results of this program are included within operating activities in our Combined Statement of Cash Flows. See Note 4 Related Party Transactions.

(P)	RESEARCH AND DEVELOPMENT COSTS (“R&D”)

The Business conducts R&D activities to continually enhance our existing products and services, develop new products and services to meet our customer’s changing needs and requirements and address new market opportunities. R&D costs are expensed as incurred and amounted to $113,087 thousand, $175,020 thousand and $214,267 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Costs of revenues. This includes direct R&D expenses as well as expenses incurred with the use of services from GE Global Research. See Note 4 Related Party Transactions.

(Q)	PENSION AND POSTRETIREMENT BENEFITS

Certain employees and retirees of the Business participate in pension and postretirement benefit plans sponsored by GE. These plans are accounted for in accordance with ASC Sub topic 715-80, Compensation – Retirement Benefits: Multiemployer Plans and Subtopic 715-20, Compensation – Retirement Benefits: Defined Benefit Plans respectively. See Note 17 Pension and Postretirement Benefit Plans.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

(R)	FAIR VALUE MEASUREMENTS

The following sections describe the valuation methodologies the Business uses to measure financial and non-financial instruments accounted for at fair value in accordance with the fair value hierarchy as set forth in ASC 820, Fair Value Measurement and Disclosures.

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Business would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 -	Quoted prices for identical instruments in active markets.
Level 2 -	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 -	Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value instruments using the best and most relevant data available. In addition, the Business performs reviews to assess the reasonableness of the valuations. This detailed review may include the use of a third-party valuation firm.

(S)	RECURRING FAIR VALUE MEASUREMENTS

The following sections describe the valuation methodologies used to measure different financial instruments at fair value on a recurring basis.

FINANCIAL INSTRUMENTS – GENERAL

Our financial instruments include trade receivables, trade payables, short and long-term debt and derivative financial instruments. The estimated fair value of our financial instruments as of December 31, 2017 and 2016 approximates their carrying value as reflected in our combined financial statements. See Note 5 Current Receivables, net, Note 9 Prepaid Expenses and Other Current Assets, Note 10 Other Assets, Note 11 Borrowings and Note 14 Other Current Liabilities and Other Liabilities.

DERIVATIVES

The Business uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets. The majority of our derivatives are valued using internal models and are included in Level 2. Derivative assets and liabilities included in Level 2 are currency exchange contracts, foreign currency forward contracts, and commodity swap contracts.

All derivatives held as of December 31, 2017 and 2016 were valued using Level 2 inputs. See Note 2(W) Derivative Instruments and Hedging Activities.

There were no transfers between Levels 1, 2 and 3 during the years ended December 31, 2017 and 2016.

(T)	NON-RECURRING FAIR VALUE MEASUREMENTS

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances. These assets can include long-lived assets that have been reduced to fair value when they are held for sale, and equity method investments

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

and long-lived assets that are written down to fair value when they are impaired. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs. The following sections describe the valuation methodologies the Business uses to measure those assets not measured on an ongoing fair value basis.

The following sections describe the valuation methodologies the Business uses to measure those assets not measured on an ongoing fair value basis.

EQUITY METHOD INVESTMENTS

Equity method investments are valued using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using a discounted cash flow model, comparative market multiples or a combination of both approaches as appropriate and other third-party pricing sources. These investments are included in Level 3.

LONG-LIVED ASSETS

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The required undiscounted cash flow estimates are derived from our historical experience and our internal business plans. To determine fair value, the Business uses quoted market prices when available, our internal cash flow estimates discounted at an appropriate discount rate, or independent appraisals, as appropriate. Fair values of long-lived assets are primarily derived internally and are based on observed sales transactions for similar assets. These assets are generally included in Level 3. See Note 18 Restructuring and Other activities for impairments recognized related to long-lived assets.

(U)	INCOME TAXES

The Business is included in the consolidated U.S. federal, foreign and state income tax returns of GE, where applicable. The Business determines its current and deferred taxes based on the separate return method (i.e., as if the Business were a taxpayer separate from GE). All income taxes due to or due from the Business’s Parent that have not been settled or recovered by the end of the period are reflected in Note 13 Income Taxes as such balances will be maintained and settled. Any differences between actual amounts paid or received by the Business and taxes accrued under the separate return method have been reflected in Net parent investment.

The Business accounts for taxes under the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial statement and tax return bases of assets and liabilities as well as from net operating losses and tax credit carryforwards, based on enacted tax rates expected to be in effect when taxes are actually paid or recovered and other provisions of the tax law. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period in which such change is enacted. The Business currently intends to indefinitely reinvest earnings of our foreign subsidiaries with operations outside the U.S. and, accordingly, has not provided U.S. income tax on such earnings. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not, and a valuation allowance is established for any portion of a deferred tax asset that management believes it is not more likely than not to be realized.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. The Business operates in approximately 60 countries and our tax filings are subject to audit by the tax authorities in the jurisdictions where business is conducted. These audits may result in assessments of additional taxes that are resolved with the tax authorities or through the courts. The Business has

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

provided for the amounts believed that will ultimately result from these proceedings. The Business recognizes uncertain tax positions that are “more likely than not” to be sustained if the relevant tax authority were to audit the position with full knowledge of all the relevant facts and other information. For those tax positions that meet this threshold, the Business measures the amount of tax benefit based on the largest amount of tax benefit that the Business has a greater than 50% chance of realizing in a final settlement with the relevant authority. The Business classifies interest and penalties associated with uncertain tax positions as interest expense and provision for income taxes, respectively, on the Combined Statement of Earnings. The effects of tax adjustments and settlements from taxing authorities are presented in these combined financial statements in the period they are recorded.

Due to the enactment of U.S. tax reform, repatriations of foreign earnings will generally be free of U.S. federal tax, but may incur other taxes, such as withholding or state taxes. Indefinite reinvestment is determined by management’s judgment about and intentions concerning the future operations of the Business. Most of these earnings have been reinvested in active non-U.S. business operations. At December 31, 2017, we have not changed our indefinite reinvestment decision as a result of U.S. tax reform, but will reassess this during the course of 2018; accordingly, we have not provided income tax on such earnings. It is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.

Additionally, as part of U.S. tax reform, the U.S. has enacted a tax on “base eroding” payments from the U.S. and a minimum tax on foreign earnings (global intangible low-taxed income). Because aspects of the new minimum tax and the effect on our operations is uncertain and because aspects of the accounting rules associated with this provision have not been resolved, we have not made a provisional accrual for the deferred tax aspects of this provision and consequently have not made an accounting policy election on the deferred tax treatment of this tax.

(V)	COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from product warranties, claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 15 Commitments and Contingencies.

(W)	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Our business activities are conducted in diverse markets around the world. As a result, the Business is exposed to the impact of foreign currency exchange. See Note 4 Related Party Transactions. We use derivatives to manage a variety of risks, including risks related to commodity prices. The Business designates our derivative instruments as economic hedges and does not have any derivatives qualifying as hedges of fair value or cash flows. As the hedged item and the hedging derivative may not fully offset, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivative and the hedged item. See Note 12 Derivatives and Hedging.

(X)	RECENT ACCOUNTING PRONOUNCEMENTS REFLECTED IN THESE COMBINED FINANCIAL STATEMENTS

As our combined financial statements will be distributed to users of our financial statements on a carve-out basis for the first time in 2018, we have applied the following new guidance for these combined financial statements.

REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the FASB issued a new comprehensive set of revenue recognition principles (ASU No. 2014-09, Revenue from Contracts with Customers) that supersedes most existing U.S. GAAP revenue recognition guidance (including ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts). The new standard became effective for annual reporting periods beginning after December 15, 2017. We have adopted the standard and applied it retrospectively to all periods presented. Refer to Note 3 Revenue Related to Contracts with Customers for more details.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

CLASSIFICATION OF CERTAIN CASH RECEIPTS AND CASH PAYMENTS

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The standard addresses the classification and presentation of eight specific cash flow items that currently result in diverse practices including the requirement to present cash receipts from a transferor’s beneficial interest in securitized trade receivables to be classified as cash inflows from investing activities. This pronouncement is effective for annual reporting periods beginning after December 15, 2017 and is applied on a retrospective basis. The Business has adopted the new guidance and applied it retrospectively to all periods presented in the Combined Statement of Cash Flows. The impact of adopting this standard did not have an effect on the Combined Statement of Cash Flows.

IMPROVEMENTS TO EMPLOYEE SHARE-BASED PAYMENT ACCOUNTING

On September 30, 2016, the Business adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which was intended to simplify several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the Combined Statement of Cash Flows. The Business adopted the standard on a prospective basis with the effect of adoption reflected for the interim periods after the year beginning January 1, 2016 as required by the standard. The primary effects of adoption were the recognition of excess tax benefits in our provision for income taxes rather than net parent investment and the reclassification of cash flows related to excess tax benefits from a financing activity to an operating activity for the periods beginning January 1, 2016. The Business will continue to estimate the number of awards that are expected to vest in our determination of the related periodic compensation cost. The impact of adopting this standard did not have a material effect on the provision for income taxes or the classification within the Combined Statement of Cash Flows.

IMPROVING THE PRESENTATION OF NET PERIODIC PENSION COST AND NET PERIODIC POSTRETIREMENT BENEFIT COST

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires an employer to report the service cost component of net periodic pension benefit cost in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period, with other cost components presented separately from the service cost component and outside of income from operations. Additionally, only the service cost component of net periodic pension benefit cost is eligible for capitalization when applicable. Provisions related to presentation of components of pension costs are to be applied retrospectively, while provisions related to cost capitalization must be applied prospectively. The provisions of this ASU are effective for annual periods beginning after December 15, 2017. The Business has adopted the new guidance and applied it retrospectively to all periods.

SIMPLIFYING OF THE MEASUREMENT OF INVENTORY

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330), Simplifying of the Measurement of Inventory, which requires inventory not measured using the (LIFO) or retail inventory method, to change the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Currently, inventory measured using these methods is required to be subsequently measured at the lower of cost or market with market defined as replacement cost, net realizable value or net realizable value less a normal profit margin. This ASU eliminates the requirement to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This pronouncement is effective for annual reporting periods beginning after December 15, 2016 and is applied on a retrospective basis. The Business has adopted the new guidance and applied it retrospectively to all periods presented in the Combined Statement of Financial Position. The impact of adopting this standard did not have a material effect on the Combined Statement of Financial Position.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

SIMPLIFYING THE ACCOUNTING FOR MEASUREMENT-PERIOD ADJUSTMENTS

On January 1, 2016, we adopted ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminated the requirement for an acquirer in a business combination to account for measurement-period adjustments retrospectively. The Business will recognize measurement-period adjustments when amounts are determined.

BALANCE SHEET CLASSIFICATION OF DEFERRED TAXES

In November 2015, the FASB issued 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes. In order to simplify the presentation of deferred income taxes, this ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this amendment. This ASU is effective for annual and interim reporting periods beginning after December 15, 2016 and is applied on a retrospective basis. The Business has adopted the new guidance and applied it retrospectively to all periods presented in the Combined Statement of Financial Position.

(Y)	OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), creating ASC Subtopic 842, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter, with early adoption permitted. The Business is currently evaluating the impact of the adoption of ASU 2016-02 on our financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a new framework that will assist in the evaluation of whether business combination transactions should be accounted as acquisition of a business or a group of assets, as well as specifying the minimum required inputs and processes necessary to be a business. The provisions of this ASU are effective for years beginning after December 15, 2017. Any future acquisitions and disposals will be accounted for under these provisions.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill. This ASU simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation, and will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one will always result in goodwill impairment. The new guidance is effective for annual and interim goodwill impairment tests beginning after December 15, 2019 and early adoption is permitted. The Business is currently evaluating the impact of the adoption of ASU 2017-04 on our financial position, results of operations and cash flows.

In October 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory, which amends existing guidance on income taxes to require the accounting for the income tax effects of intercompany sales and transfers of assets other than inventory when the transfer occurs. As a result, the tax expense from the intercompany sale of assets, other than inventory, and associated changes to deferred taxes will be recognized when the sale occurs even though the pre-tax effects of the transaction have not been recognized. The pronouncement is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods, with early adoption permitted at the beginning of an annual period for which no financial statements have already been issued. This amendment is to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Business will apply it on a modified retrospective basis.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models in current GAAP, which generally require that a loss be incurred before it is recognized. The new standard will also apply to receivables arising from revenue transactions such as contract assets and accounts receivables and is effective for fiscal years beginning after December 15, 2019. We continue to evaluate the effect of the standard on our combined financial statements.

NOTE 3	REVENUE RELATED TO CONTRACTS WITH CUSTOMERS

ADOPTION OF TOPIC 606 REVENUE FROM CONTRACTS WITH CUSTOMERS

All periods presented in the combined financial statements are presented under the FASB’s new accounting standard codification Topic 606 Revenue from Contracts with Customers as we elected the full retrospective method of adoption. Changes in accounting on a retrospective basis requires entities to restate their financial information as if the new accounting was always followed unless it is impracticable to do so. Certain of our CSA terms exceed 20 years making it impractical to restate this selection of contracts since their inception due to data limitations. As a result, contract balances prior to January 1, 2010 for these contracts were unadjusted for the impacts of the new revenue standard. We adjusted these balances prospectively from January 1, 2010 following our new accounting policies and procedures under the new revenue standard.

For the purposes of the financial statement display of Revenues and Costs of revenues in our Combined Statement of Earnings, “goods” include all sales of tangible products, and “services” include all other sales, including other services activities.

PERFORMANCE OBLIGATION IDENTIFICATION

The Business recognizes revenue as it satisfies its performance obligations to our customers. A single contract may have multiple performance obligations comprising multiple promises to our customers. We determine our performance obligations based on our customer’s intended use of our products and services including considering whether we are providing a significant integration service on our customer’s behalf. Non-complex products principally result in each completed product being a separate performance obligation recognized at a point in time. Complex products or services principally result in a single performance obligation as our customer is either procuring a bundled offering that is managed or utilized on a combined basis (e.g., software development solutions in our digital business) or there are multiple complex goods or services in the contract, which are substantially the same and recognized over time (e.g., CSAs or certain highly customized locomotives). When there are multiple performance obligations, revenue is allocated based on the relative stand-alone selling price.

DETERMINATION OF WHEN REVENUE SHOULD BE RECOGNIZED

Revenue for each performance obligation is recognized when our customers obtain control of the underlying goods and services allowing them the ability to direct the use of and substantially obtain all of the remaining benefits. This may occur at a point in time or over time. Non-complex equipment sales manufactured for a broad market, such as platform locomotives, spare parts and other high volume transactional orders are principally recognized at a point in time, which is generally when title transfers to the customer. Services and complex equipment manufactured to a customer’s specification are principally recognized over time including CSAs, certain highly customized locomotives, premium propulsion systems, digital implementation projects and digital service offerings.

MANNER IN WHICH REVENUE IS RECOGNIZED FOR OVER TIME CONTRACTS

For those performance obligations recognized over time, we generally recognize revenue either using a straight-line or cost-to-cost measure. A cost-to-cost method is used when costs incurred directly correlates to the fulfillment of our performance obligation to our customers. Under this method of progress, we recognize revenue

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

based upon costs incurred at the estimated margin rate of the related performance obligation. Contract costs are generally accumulated in inventory, and therefore excluded from our measure of progress until the inventory practically or contractually cannot be utilized to fulfill another customer’s contract. Contract costs include direct labor, materials and subcontractors’ costs, as well as a reasonable allocation of indirect costs related to the service provided or good produced. Certain costs, such as non-recurring engineering, may also be specifically related to the contract, however, do not directly contribute to the transfer of control of the tangible product being created. These types of costs are accounted for as fulfillment costs and amortized proportionally to cost of sales rather than included in our measure of progress.

ESTIMATION PROCESS FOR CONTRACTS RECOGNIZED USING THE COST-TO-COST METHOD

The Business utilizes historical customer data, prior product performance data, statistical analysis, third party data, and internal management estimates to calculate contract-specific margins as our complex products require estimation of costs and certain of our arrangements, including CSAs, have variable billing terms based on customer utilization of the covered assets. While we believe our estimates and estimation processes are reasonable, there can be no assurances that changes in estimates will not occur in the future and such changes may be material. Changes in estimates are recorded in the current period based on a cumulative catch up approach, which recognizes the cumulative effect of the changes on current and prior periods based on the revised percentage of completion and estimated contract margin. The changes in estimates, principally within our CSA portfolio in Services, impacted revenue and operating income by approximately $38,019 thousand, $83,464 thousand and $15,452 thousand for fiscal years ended 2017, 2016 and 2015, respectively. If our estimation process anticipates a loss on the performance obligation, we reserve for the loss that we expect to incur when it is evident.

MANNER IN WHICH CONTRACT MODIFICATIONS ARE TREATED

Contract modifications are routine in the performance of our complex equipment and CSAs. Modifications that do not change the scope or price of the contract are commonly accounted for as a change in estimate to our existing performance obligation. Contract modifications that significantly change the scope and/or price of our contracts, most commonly in our CSAs, are accounted for prospectively.

DISAGGREGATION OF REVENUES

GEOGRAPHIC MARKETS

(In thousands)		Equipment	Services	Digital	Total
U.S.	2017	$775,008	$1,205,801	$200,556	$2,181,365
	2016	1,317,493	1,296,111	224,155	2,837,759
	2015	2,218,226	1,366,143	153,640	3,738,009
Europe	2017	60,341	6,028	3,087	69,456
	2016	22,462	7,154	826	30,442
	2015	45,517	6,425	31,011	82,953
Asia	2017	190,484	199,383	4,093	393,960
	2016	174,085	180,959	3,996	359,040
	2015	127,272	211,206	12,124	350,602
Other	2017	742,135	475,743	67,649	1,285,527
	2016	930,200	407,316	41,834	1,379,350
	2015	789,927	415,966	44,022	1,249,915
Total revenue	2017	$1,767,968	$1,886,955	$275,385	$3,930,308
	2016	2,444,240	1,891,540	270,811	4,606,591
	2015	3,180,942	1,999,740	240,797	5,421,479

Geographic market is defined as the “ship to” location.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

CONTRACT AND OTHER DEFERRED ASSETS AND PROGRESS COLLECTIONS AND OTHER DEFERRED INCOME

Contract assets reflect revenues earned in excess of billings on our long-term contracts related to our equipment and CSAs. Contract liabilities reflects billings in excess of revenue recognized on similar agreements. Other deferred assets are fulfillment costs that principally relate to contractually required non-recurring engineering incurred during the initial design phase of a contract, which is recoverable over revenues generated as part of our production efforts. Recoverable costs are capitalized and amortized to Costs of revenues based on their expected pattern of benefit of the customers’ order. Amortization of fulfillment costs was approximately $23,828 thousand, $25,519 thousand and $23,329 thousand for fiscal periods ended 2017, 2016 and 2015, respectively.

Revenue recognized that was included in the contract liability at the beginning of the period was $570,651 thousand and $425,347 thousand for fiscal years ended 2017 and 2016, respectively.

CONTRACT AND OTHER DEFERRED ASSETS, NET

Contract and other deferred assets and progress collections, considering current and non-current classification, as of December 31, 2017 and 2016, are as follows:

	At December 31,
(in thousands)	2017	2016
Contractual service agreements(a)	$416,199	$368,321
Equipment contract revenue(b)	79,588	73,102
Deferred inventory costs(c)	39,655	24,199
Total contract and other deferred assets	$535,442	$465,532
Long-term contractual service agreements(a)	$193,389	$227,610
Long-term equipment contract revenue(b)	33,484	14,549
Long-term non-recurring engineering costs(d)	86,868	84,539
Other	7,651	30,533
Total long-term contract and other deferred assets	$321,392	$357,231
Progress collections(e)	$564,971	$660,036
Deferred income	27,456	29,910
Total progress collections and deferred income	$592,427	$689,946
Long-term progress collections(e)	$20,740	$6,743
Long-term deferred income	3,057	3,055
Total long-term progress collections and other deferred income	$23,797	$9,798
Total contract and other deferred assets, net	$240,610	$123,019
(a)	Reflects revenues earned in excess of billings on our CSAs in our Services segment.
(b)	Reflects revenues earned in excess of billings primarily on our long-term contracts to construct equipment principally in our Equipment and Digital segments.
(c)	Represents cost deferral for shipped goods and other costs for which the criteria for revenue recognition has not yet been met.
(d)	Includes fulfillment costs incurred prior to production (e.g., engineering costs specific to an individual customer’s contract) for long-term equipment production contracts, primarily within our Equipment segment, which are allocated proportionately over the life of the contract.
(e)	Includes billings in excess of revenue on our long-term equipment and CSAs.

The Contract assets and other deferred assets, net, increased by $122,690 thousand from December 31, 2016, which was due to revenue recognized for work performed exceeding billings, principally in our long-term equipment and CSAs. The increase included $38,019 thousand related to changes in contract estimates, principally in our CSAs.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

REMAINING PERFORMANCE OBLIGATIONS

As of December 31, 2017, the aggregate amount of the transaction price allocated to the unsatisfied (or partially unsatisfied) performance obligations was $15,519,353 thousand. This amount excludes highly probable but uncommitted purchases from our customers that are not legally enforceable. We expect to recognize revenue as we satisfy the remaining performance obligations as follows:

•	Equipment - total remaining performance obligations of $4,688,665 thousand of which 71% is expected to be satisfied within 5 year(s) and the remaining thereafter.
•	Services - total remaining performance obligations of $10,263,026 thousand of which 52% is expected to be satisfied within 5 year(s), 80% within 10 year(s) and the remaining thereafter.
•	Digital - total remaining performance obligations of $567,662 thousand of which 79% is expected to be satisfied within 5 year(s) and the remaining thereafter.
NOTE 4	RELATED PARTY TRANSACTIONS

As discussed in Note 1 Description of Business and Basis of Presentation, GE provides the Business with a number of services. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either (a) recognized through our allocated portion of GE’s Corporate Overhead, or (b) billed directly to the Business (such as most of our employee benefit costs). The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services (such as GE Global Research Center) under various master purchasing and service agreements to which GE (and not the Business) is a party. We are billed directly for services we procure under these arrangements.

We receive an allocated share of GE’s Corporate Overhead for certain services that GE provides to the Business, but which are not specifically billed to the Business, such as public relations, investor relations, treasury, and corporate internal audit services. Costs of $27,163 thousand, $28,249 thousand and $32,599 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, were recorded in our Combined Statement of Earnings for our allocated share of GE’s Corporate Overhead. The Business has related party revenues of $817 thousand, $279 thousand and $2,145 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. The majority of these sales were made by the Equipment segment to other GE industrial business units.

These combined financial statements include additional related party transactions with GE and GE entities that include the following:

•	Amounts for due to / due from affiliates are recorded in Accounts payable and Current receivables, and are settled in cash. The Business has accounts payable resulting from amounts due to affiliates of $48,057 thousand and $70,008 thousand as of December 31, 2017 and 2016, respectively. The Business has current receivables resulting from amounts due from affiliates of $21,259 thousand and $9,295 thousand as of December 31, 2017 and 2016, respectively.
•	The Business factors U.S. and non-U.S. receivables through WCS on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. The Business had factored receivables of $146,221 thousand and $216,967 thousand without recourse as of December 31, 2017 and 2016, respectively. The Business had factored receivables of $3,989 thousand and $4,509 thousand with recourse as of December 31, 2017 and 2016, respectively. For agreements with recourse, the Business establishes a bad debt reserve based on the aging policy discussed in Note 2(F) Current Receivables. Historically, the Business has outsourced our servicing responsibilities to Global Operations AR CoE for a market-based fee and therefore no servicing asset or liability has been recorded on the Combined

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

Statement of Financial Position as of December 31, 2017 and 2016. Under the programs, the Business incurred interest expense and finance charges of $19,943 thousand, $12,866 thousand and $6,355 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, which are included in Other (expense) income.

•	The Business’s North American operations participate in accounts payable programs with TPS. The Business’s liability associated with the funded participation in the accounts payable programs, which is presented as accounts payable within the Combined Statement of Financial Position, was $332,584 thousand and $364,655 thousand as of December 31, 2017 and 2016, respectively.
•	The Business participates in GE Treasury centralized hedging and offsetting programs. See Note 12 Derivatives and Hedging.
•	Employees of the Business participate in pensions and benefit plans that are sponsored by GE. See Note 17 Pension and Postretirement Benefit Plans.
•	GE grants stock options, restricted stock units and performance share units to its group employees, including those of GE Transportation, under the GE Long-Term Incentive Plan. Compensation expense associated with this plan was $4,794 thousand, $6,881 thousand and $8,986 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.
•	Lease agreements are based on market terms. The Business incurs rent expense resulting from related party leases with GE or GE entities as lessor. See Note 16 Leases.
•	All adjustments relating to certain transactions among the Business, GE and GE entities, which include the transfer of the balance of cash and equivalents to GE, transfer of the balance of cash held in cash pooling arrangements to GE, settlement of intercompany debt between the Business and GE or other GE entities and pushdown of all costs of doing business that were paid on behalf of the Business by GE or GE entities, are classified as Net parent investment.
NOTE 5	CURRENT RECEIVABLES, NET

Current receivables, net, as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Customer receivables	$86,882	$77,782
Due from GE	21,259	9,295
Sundry receivables	69,127	82,881
	177,268	169,958
Less allowance for doubtful accounts	(4,882)	(7,422)
Current receivables, net	$172,386	$162,536

Sundry receivables primarily consist of value added tax receivables.

NOTE 6	INVENTORIES

Inventories as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Raw materials and work in process	$268,261	$405,154
Finished goods	292,182	335,804
Total inventories	$560,443	$740,958

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 7	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of December 31, 2017 and 2016 consist of the following:

	Depreciable Life (in years)	Original Cost		Net Carrying Value
As of December 31 (In thousands)		2017	2016	2017	2016
Land and improvements	8(a)	$19,857	$23,230	$16,781	$18,467
Buildings, structures and related equipment	8-40	565,076	518,375	337,978	336,369
Machinery and equipment(b)	4-20	1,305,883	1,474,625	476,407	484,414
Leasehold costs and manufacturing plant under construction	3-10	100,597	97,709	112,002	95,265
Total property, plant and equipment, net		$1,991,413	$2,113,939	$943,168	$934,515
ELTO (net)		$30,075	$220,011	$12,135	$23,586
(a)	Depreciable lives exclude land.
(b)	Equipment leased to others (“ELTO”) is presented in the line item Machinery and equipment. This is equipment we own that is available to lease to customers and is stated at cost less accumulated depreciation.

In 2017, GE Transportation had an asset disposition as part of a sale to a customer with a carrying value of $25,297 thousand and recognized a gain on the sale of $203 thousand. The gain on sale is reflected in the Combined Statement of Earnings in Other (expense) income. This asset was included in our Services reportable segment. Based on estimated cash flows from the potential sale of the asset, an impairment loss of $2,203 thousand was recorded during the year ended December 31, 2017. The impairment loss was recorded on the Combined Statement of Earnings in Selling, general and administrative expenses.

In 2016, GE Transportation sold locomotives categorized as ELTO with a carrying value of $14,090 thousand and recognized a gain on the sale of $11,476 thousand. The gain on sale is included in the Combined Statement of Earnings in Other (expense) income.

Total depreciation expense was $112,283 thousand, $171,776 thousand and $172,454 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. In addition, restructuring activities in the Business related to underground mining actions, structural cost actions in our Erie manufacturing plant, the exit of a legacy manufacturing facility for a discontinued product line, and the shutdown of our mining leasing business impacted the decline in original cost from 2016 to 2017. Refer to Note 18 Restructuring and other activities for additional details.

NOTE 8	GOODWILL AND INTANGIBLE ASSETS

GOODWILL

After initial recognition, goodwill is measured net of any accumulated impairment losses. Changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2016, by reportable segment, are as follows:

(In thousands)	Equipment	Services	Digital	Total
Balance at December 31, 2015(a)	$2,027	$112,483	$135,594	$250,104
Acquisitions and purchase accounting adjustments	—	—	41,433	41,433
Impairments, currency translation, and other	(2,027)	—	—	(2,027)
Balance at December 31, 2016	$—	$112,483	$177,027	$289,510
Acquisitions and purchase accounting adjustments	—	—	(6,886)	(6,886)
Impairments, currency translation, and other	—	—	—	—
Balance at December 31, 2017	$—	$112,483	$170,141	$282,624
(a)	Goodwill is reported net of $286,388 thousand of accumulated impairments at December 31, 2015, all of which occurred in the Equipment segment.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

In performing the annual goodwill impairment test during 2017, we determined that the fair value of the reporting units was more than their carrying amounts. Therefore, no further impairment testing was required and no goodwill impairment was recognized during the fiscal year. As of December 31, 2017, we believe that goodwill is recoverable for all of the reporting units; however, there can be no assurance that the goodwill will not be impaired in future periods.

In 2016 and 2015, we recorded a $2,027 thousand and $85,421 thousand impairment charge, respectively, to a reporting unit within the Equipment reportable segment. The impairment charge was a direct result of a multi-year suppressed global commodities market and the related effect on the global mining investment environment that caused us to revise the expected cash flows of the reporting units. The impairment losses were recorded on the Combined Statement of Earnings in Impairment of goodwill and represented a complete impairment of goodwill in the Equipment reportable segment.

OTHER INTANGIBLE ASSETS

Intangible assets and accumulated amortization as of December 31, 2017 and 2016 consist of the following:

		2017			2016
As of December 31 (In thousands)	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	11-20	$21,860	$(7,636)	$14,224	$40,876	$(12,172)	$28,704
Patents & technology	7-11	56,866	(21,419)	35,447	87,449	(49,747)	37,702
Capitalized software - internal-use	5	211,209	(116,151)	95,058	208,467	(93,348)	115,119
Capitalized software - external	5-10	130,245	(20,358)	109,887	88,325	(16,087)	72,238
Trademarks & other	18-30	286	(0)	286	6,887	(2,740)	4,147
Total		$420,466	$(165,564)	$254,902	$432,004	$(174,094)	$257,910

During 2017 and 2016, we recorded additions to intangible assets subject to amortization of $61,882 thousand and $72,400 thousand, respectively, primarily driven by capitalized software.

Amortization expense related to intangible assets subject to amortization was $71,728 thousand, $47,852 thousand and $36,445 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

Estimated annual amortization for intangible assets over the next five calendar years consists of the following:

(In thousands)	2018	2019	2020	2021	2022
Estimated annual amortization expense	$54,526	$54,745	$43,535	$37,036	$32,689
NOTE 9	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Derivative assets	$3,303	$9,172
Miscellaneous deferred charges	36,807	31,179
Prepaid insurance and other	6,080	10,494
Income tax receivable	179,394	115,937
Other	696	18,633
Prepaid expenses and other current assets	$226,280	$185,415

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 10	OTHER ASSETS

Other assets as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Associated companies	$56,428	$6,859
Other assets(a)	21,331	14,136
Total other assets	$77,759	$20,995
(a)	Other assets consists of long-term prepaid expenses, advances to suppliers and non-current value added tax receivables.
NOTE 11	BORROWINGS

SHORT-TERM BORROWINGS

Beginning in September 2014, the Business entered into a series of unsecured loans with BNDES, a Brazilian Development Bank. The Business receives financing using local resources from this bank. The amounts outstanding under these loans as of December 31, 2017 and 2016 classified as short-term borrowings is $0 and $21,195 thousand, respectively. As of December 31, 2017, all of the BNDES loans had been paid in full and terminated. The weighted-average interest rate as of December 31, 2016 was 8.36%. Interest expense recognized for these loans was $1,824 thousand, $5,183 thousand and $2,336 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Interest expense is included within Other (expense) income in the Combined Statement of Earnings.

LONG-TERM BORROWINGS

In November 2012, the Business entered into two unsecured term loans with General Electric Europe Holdings C.V. for a total of $131,545 thousand. The debt was related to the acquisition of Industrea Limited, a move that expanded the Business’s product offering to the underground mining space. The estimated fair value approximates the carrying value. The debt carried a 5.07% interest rate, paid annually for the first year, with the interest rate resetting on the anniversary of the loan to the mid-rate of the one year swap rate plus a credit spread of 200 basis points. In November 2015, the Business extended both agreements by five years from the day of signing to a maturity date in November 2020 and amended the interest rate to the mid-rate of the one year swap rate plus a credit spread of 175 basis points. In May and November 2017, the Business terminated both loans early utilizing cash pool resources. Interest included in interest expense for long-term borrowings, including the current portion, is $2,377 thousand, $5,950 thousand and $8,043 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Interest expense is included within Other (expense) income in the Combined Statement of Earnings.

In September 2017, the Business entered into an unsecured loan facility agreement with Wipro GE Healthcare Private Limited to fund various ongoing projects and operational requirements. The loan has a total value of $68,703 thousand, disbursed in three tranches. As of December 31, 2017 the first two tranches had been disbursed with a total value of $44,256 thousand. The final tranche will be disbursed in January 2018. The loan carries an 8% annual interest rate, paid quarterly until the maturity of the loan in January 2020. Interest included in interest expense for long-term borrowings, including the current portion, is $588 thousand, $0 thousand and $0 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Interest expense is included within Other (expense) income in the Combined Statement of Earnings.

Due to the nature and terms of the debt, the Business carries the debt at face value and did not recognize a discount or premium at issuance. The current portion of long-term debt is included in Short-term borrowings, and the non-current portion of the debt is included in Long-term borrowings. The amounts outstanding under the long-term borrowings as of December 31, 2017 and 2016 are reflected in the table below.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

LETTERS OF CREDIT

As of December 31, 2017 and 2016, the Business has off-balance sheet credit exposure for unused letters of credit, bank guarantees, bid bonds, and surety bonds of approximately $532,196 thousand and $453,750 thousand, respectively.

Borrowings as of December 31, 2017 and 2016 consist of the following:

Short-term borrowings

As of December 31 (In thousands)	2017	2016
Current portion of long-term borrowings	$45	$120
Bank borrowings and other	—	21,620
Total short-term borrowings	$45	$21,740

Long-term borrowings

As of December 31 (In thousands)		2017	2016
	Maturities
Long-term portion of borrowings	2019-2020	$44,257	$92,772
Total long-term borrowings		$44,257	$92,772

Total interest expense and other finance charges were $21,805 thousand, $20,002 thousand and $14,712 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Interest expense includes expense related to current receivable factoring programs. See Note 4 Related Party Transactions.

NOTE 12	DERIVATIVES AND HEDGING

Economic hedges are not designated as hedged from an accounting standpoint (and therefore we do not apply hedge accounting to the relationship), but otherwise serve the same economic purpose as other hedging arrangements. We use economic hedges when we have exposures to currency exchange risk for which we are unable to meet the requirements for hedge accounting or when changes in the carrying amount of the hedged item are already recorded in earnings in the same period as the derivative-making hedge accounting unnecessary. Even though the derivative is an effective economic hedge, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivative and the hedged item. Notional amounts outstanding are approximately $332,821 thousand and $240,589 thousand as of December 31, 2017 and 2016, respectively.

The following table provides information about the fair value of our derivatives, by contract type and the accounts in the Combined Statement of Financial Position in which the balances are presented:

	At December 31,
	2017		2016
(In thousands)	Prepaid expenses and other current assets	Other current liabilities	Prepaid expenses and other current assets	Other current liabilities
	Fair Value
Currency exchange and commodity contracts	$3,303	$6,372	$9,172	$8,056

Derivative instruments are principally administered by GE and the (losses) gains are $(9,210) thousand, $(25,804) thousand and $32,414 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. These (losses) gains are included in Other (expense) income.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 13	INCOME TAXES

The tax provisions have been prepared on a separate return basis as if the Business was a separate group of companies under common ownership. The operations have been combined as if the Business was filing on a consolidated basis for U.S. Federal, U.S. state and non-U.S. income tax purposes, where allowable by law. The Business is subject to regulation under a wide variety of U.S. federal, U.S. state and non-U.S. tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations.

COMBINED EARNINGS (LOSS) BEFORE INCOME TAXES

(In thousands)	2017	2016	2015
U.S.	$280,346	$619,667	$839,500
Non-U.S.	152,053	87,850	(2,601)
Total earnings	$432,399	$707,517	$836,899

COMBINED EXPENSE (BENEFIT) PROVISION FOR INCOME TAXES

(In thousands)	2017	2016	2015
Current
U.S. Federal	$70,879	$61,949	$248,238
U.S. State and Local	20,202	33,362	43,290
Non-U.S.	92,028	55,838	48,411
Deferred
U.S. Federal	(118,361)	7,305	(14,775)
U.S. State and Local	(1,564)	5,088	(1,151)
Non-U.S.	(18,881)	3,886	25,262
Total	$44,303	$167,428	$349,275

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

(In thousands)	2017	2016	2015
Income before taxes	$432,399	$707,517	$836,899
Tax expected at 35%	151,340	247,631	292,915
Foreign operations and Foreign Tax Credits	843	(119,780)	(675)
State taxes	12,115	24,992	27,662
U.S. Tax Reform	(108,714)	—	—
Domestic manufacturing deduction benefits	(2,610)	(16,214)	(19,843)
Research & Development benefits	(4,147)	(1,601)	(3,223)
Valuation allowance	6,459	25,794	50,441
Other	(10,983)	6,606	1,998
Total income tax	$44,303	$167,428	$349,275
Actual Income tax rate	10%	24%	42%

UNRECOGNIZED TAX POSITIONS

The Business is under continuous examination by the Internal Revenue Service (IRS), various U.S. state taxing authorities, and non-U.S. taxing authorities as part of the audit of GE’s tax returns. The IRS is currently auditing GE's consolidated U.S. income tax returns for 2012-2013 and has begun the audit for 2014-2015. During 2015,

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

the IRS completed the audit of GE's consolidated U.S. income tax returns for 2010-2011, except for certain issues that were completed in 2016. We believe that there are no jurisdictions in which the outcome of unresolved issues or claims is likely to be material to the results of operations, financial position or cash flows. We further believe that we have made adequate provisions for all income tax uncertainties.

The balance of unrecognized tax benefits, the amount of related interest and penalties we have provided and what we believe to be the range of reasonably possible changes in the next 12 months were as follows:

UNRECOGNIZED TAX BENEFITS

Liability (In thousands)	2017	2016
Unrecognized tax benefits	$(5,717)	$(4,802)
Accrued interest on unrecognized tax benefits	(2,222)	(2,565)
Accrued penalties on unrecognized tax benefits	(1,446)	(1,629)
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	—	—
Portion that, if recognized, would reduce tax expense and effective tax rate	(5,717)	(4,802)

UNRECOGNIZED TAX BENEFITS RECONCILIATION

(In thousands)	2017	2016
Balance at January 1	$(4,802)	$(4,465)
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	(1,320)	(561)
Reductions for tax positions of prior years	405	224
Settlements with tax authorities	—	—
Expiration of the statute of limitations	—	—
Balance at December 31	$(5,717)	$(4,802)

At December 31, 2017, we had $5,717 thousand of unrecognized tax benefits. In addition, we have accrued interest and penalties of $2,222 thousand and $1,446 thousand, respectively. The amount of unrecognized tax benefits that would impact the effective tax rate would be $5,717 thousand. Additionally, none of the amount of unrecognized tax benefits are expected to change in the next twelve months. We classify interest on tax deficiencies as interest expense; we classify income tax penalties as a provision for income taxes.

DEFERRED INCOME TAXES

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. GE Transportation did not operate as a stand-alone entity in the past and, accordingly, tax losses, receivables and other deferred tax assets included in the combined carve-out financial statements on a separate return basis may not be available upon separation of the Business from GE.

We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets at December 31, 2017, we considered all available evidence, including the nature of financial statement losses and reversing taxable temporary differences and future operating profits.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

Aggregated deferred income tax amounts are summarized below.

DEFERRED INCOME TAX AMOUNTS

(In thousands)	2017	2016
Assets	$6,770	$1,322
Liabilities	(173,513)	(303,526)
Net deferred income tax (liability)	$(166,743)	$(302,204)

COMPONENTS OF THE NET DEFERRED INCOME TAX ASSET LIABILITY

(In thousands)	2017	2016
Deferred tax assets
Goodwill & other intangibles	$88,232	$72,246
Operating loss carryforwards	56,783	54,098
Employee benefits	12,373	16,230
Other	—	319
Total deferred income tax asset	157,388	142,893
Valuation allowances	(150,618)	(141,571)
Total deferred income tax asset after valuation allowance	$6,770	$1,322

Deferred tax liabilities
Goodwill and other intangibles	$(21,888)	$(32,185)
Property	(80,075)	(162,055)
Receivables	(41,374)	(73,755)
Inventory	(3,433)	(25,468)
Other accrued expenses	(15,059)	(10,063)
Other	(11,684)	—
Total deferred income tax liability	$(173,513)	$(303,526)
Net deferred income tax liability	$(166,743)	$(302,204)

NET OPERATING LOSSES

At December 31, 2017 and 2016, the Business had net operating loss carryforwards of approximately $191,063 thousand and $181,672 thousand, respectively. The net operating loss carryforwards result in a deferred tax asset of $56,783 thousand and $54,098 thousand at December 31, 2017 and 2016. The majority of the net operating losses are located in Australia where losses can be carried forward indefinitely.

UNDISTRIBUTED EARNINGS

Substantially all of our undistributed earnings of our foreign subsidiaries are indefinitely reinvested. Due to the enactment of U.S. tax reform, repatriations of foreign earnings will generally be free of U.S. federal tax but may incur other taxes such as withholding or state taxes. Indefinite reinvestment is determined by management’s intentions concerning the future operations of the Business. Most of these earnings have been reinvested in active non-U.S. business operations, and we do not intend to repatriate these earnings to fund U.S. operations. In addition, as a result of U.S. tax reform, substantially all of our prior unrepatriated foreign earnings were subject to U.S. tax, and accordingly we expect to have the ability to repatriate those earnings without incremental U.S. federal tax cost. As of December 31, 2017, the cumulative amount of indefinitely reinvested foreign earnings is approximately $278,956 thousand. Computation of any deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

TAX REFORM

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“U.S. tax reform”) that lowers the statutory tax rate on our U.S. earnings, taxes historic foreign earnings at a reduced rate of tax, creates a territorial tax system and enacts new taxes associated with global operations. The impact of U.S. tax reform has been recorded on a provisional basis as the legislation provides for additional guidance to be issued by the U.S. Department of the Treasury on several provisions including the computation of the transition tax on historic foreign earnings. Future guidance could impact the information required for and the calculation of the transition tax charge and could affect decisions on timing of various U.S. and foreign items which would further impact the final 2017 amounts included in the transition charge and the revaluation of deferred taxes. In addition, analysis performed and conclusions reached as part of the tax return filing process and additional guidance on accounting for tax reform could affect the provisional estimate.

The U.S. has also enacted a minimum tax on foreign earnings (“global intangible low-taxed income”). Because we have tangible assets outside the U.S. and pay a rate of foreign tax above the minimum tax rate, we are not expecting a significant increase in tax liability from this new U.S. minimum tax. Because aspects of the new law and the effect on our operations is uncertain and because aspects of the accounting rules associated with these taxes have not been resolved, our deferred tax may be affected by these or other newly enacted provisions of U.S. law. Pending further accounting guidance and analysis, we have not made a provisional accrual for the deferred tax effects of the tax on base eroding payments and the tax on global intangible low-taxed income.

Included in 2017 is a tax charge of $5,454 thousand for the provisional estimate associated with the transition tax on historic foreign earnings under U.S. Tax Reform. Also, included in 2017 is a tax benefit of $114,168 thousand for the provisional estimate associated with the U.S. tax rate change. We expect to finalize these amount during 2018 as additional guidance is released by the U.S. Department of the Treasury and as we make final decisions and computations based on that guidance. In addition, there may be additional guidance during 2018 on the tax on base erosion payments and the tax on global intangible lower-taxed income. As these amounts are updated and analysis and conclusions to be performed as part of the U.S. tax return process are completed, the effect of revaluation of deferred taxes will also be finalized.

NOTE 14	OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Employee related liabilities(a)	$90,801	$105,796
Derivative liabilities	6,372	8,056
Discounts and allowances	14,132	2,593
Accrued taxes	47,113	41,642
Accrued costs for freight, utility & other	28,563	30,735
Warranties	49,564	25,672
Restructuring and sundry losses(b)	24,032	17,689
Other current liabilities(c)	22,146	9,118
Total other current liabilities	$282,723	$241,301
(a)	Employee related liabilities are largely comprised of payroll, employee compensation and benefits, pension and other postretirement benefit obligations.
(b)	Restructuring accruals and accruals for legal costs arising from claims, assessments, litigation, fines and penalties and other sources and are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. See Note 18 Restructuring and Other Activities.
(c)	Other current liabilities primarily consists of professional fees and various other accruals.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

OTHER LIABILITIES

Other liabilities as of December 31, 2017 and 2016 consist of the following:

As of December 31 (In thousands)	2017	2016
Employee related liabilities(a)	$27,135	$31,374
Sundry losses(b)	8,503	11,973
Warranties	30,753	75,820
Tax related liabilities(c)	7,163	6,431
Other liabilities(d)	18,637	16,891
Total other liabilities	$92,191	$142,489
(a)	Employee related liabilities are largely comprised of long-term employee compensation programs.
(b)	Consists of accruals for legal costs and various other accruals.
(c)	Consists of reserves for uncertain tax positions.
(d)	Other liabilities primarily consist of holdbacks and earn-outs.
NOTE 15	COMMITMENTS AND CONTINGENCIES

WARRANTY OBLIGATIONS

As part of our product sales we provide standard warranty coverage to our customers as part of customary practices in the market to provide assurance that the equipment sold will comply with agreed upon specifications and such standard warranty at the time of sale is limited to fixing product defects. Issuance of a product warranty constitutes a commitment, which must be accrued as a loss contingency if expenditures under the warranty are both probable and reasonably estimable. The Business provides for estimated product warranty expenses when the related product sale is recognized. Additionally, we may elect certain corrective actions, at our expense, for certain product-related matters impacting our product portfolios. Warranty obligations are recognized for these matters when we commit to these corrective actions and they are estimable. Because warranty estimates are forecasts that are based on the best available information, primarily based on historical warranty claims experience and outstanding warranty period, claims costs may differ from amounts provided.

(In thousands)	2017	2016
Balance at January 1	$101,492	$120,172
Current year provisions	54,346	50,359
Utilizations and other	(75,521)	(69,039)
Balance at December 31	$80,317	$101,492

Approximately 38% and 75% of warranty costs as of December 31, 2017 and 2016, respectively, are expected to be incurred beyond 12 months and therefore are classified as a long-term liability in Other liabilities. Refer to Note 14 Other Current Liabilities and Other Liabilities.

GUARANTEES

The Business provides guarantees in the ordinary course of business. The Business believes the likelihood is remote that any such arrangements could have a significant adverse effect on these combined financial statements of the Business. The Business records liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows, which are zero as of December 31, 2017 and 2016. The Business has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 11 Borrowings. In addition, our Parent may provide the Business with parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects. We are charged by our Parent the fair market value of such guarantees.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

LITIGATION

The Business is subject to a variety of legal proceedings and legal compliance risks in all parts of the world where the Business operates or buys or sells its equipment and services. The Business has adopted appropriate risk management and compliance programs to address these and other matters that may arise from time to time. The global and diverse nature of our business and the changing enforcement environments in which it operates, means the Business will continue to face legal and compliance risks, the nature and outcome of which cannot be predicted with certainty. Currently, management believes there are no legal contingencies that are likely to have a material effect on the Business's Combined Statements of Financial Position, Earnings, or Cash Flows.

In late November 2017, staff of the Boston office of the U.S. Securities & Exchange Commission (SEC) notified GE that they are conducting an investigation of GE’s revenue recognition practices and internal controls over financial reporting related to long-term service agreements. We have provided documentation to Parent regarding our long-term service agreement practices. Parent is providing documents and other information requested by the SEC staff, and our Parent is cooperating with their ongoing investigation.

OTHER CONTRACTUAL COMMITMENTS

We also had commitments outstanding for purchase obligations, which represents take-or-pay contracts as well as purchase orders for goods and services utilized in the normal course of business such as capital expenditures, inventory and services under contracts.

At December 31, 2017, we had the following purchase commitments:

(In thousands)	2018	2019	2020	2021	2022
Purchase obligations	$19,436	$90	$—	$22,669	$1,300

OTHER LOSS CONTINGENCIES

Other loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, product quality and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of GE Transportation’s best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low end of such range. However, the likelihood of a loss, with respect to a contingency, is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure is also provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. GE Transportation regularly reviews all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss, or range of loss, can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with, or decisions by, third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low estimates.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 16	LEASES

LEASE COMMITMENTS

The Business is a lessee under various cancelable and non-cancelable operating lease arrangements for facilities, information technology, fleet, and other equipment having terms, which expire on various dates. Rent expense for third party leases was $23,274 thousand, $28,255 thousand and $30,411 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. We did not enter into any significant capital leases during the three years ended December 31, 2017.

Future minimum lease payments on non-cancelable operating lease arrangements, net of amounts due under subleases, as of December 31, 2017, consist of the following:

For the years ended December 31 (In thousands)	Total
Due in
2018	$23,670
2019	15,081
2020	9,002
2021	8,641
2022	7,274
2023 and thereafter	36,429
Total	$100,097

This table excludes arrangements with GE and GE entities, which are cancelable at the option of the Business. Rent of approximately $5,828 thousand was paid to GE for these leases for the year ended December 31, 2017, which was generally consistent with prior years. See Note 4 Related Party Transactions.

NOTE 17	PENSION AND POSTRETIREMENT BENEFIT PLANS

Certain employees are covered under GE’s retirement plans (e.g. pension, retiree health and life insurance). In addition, certain Canadian employees participate in the GE Canada Defined Benefit Pension Plan as well as the Canada Postretirement Benefits.

The Business is allocated relevant participation costs for these GE employee benefit plans by GE. As such, the Business has not recorded any liabilities associated with our participation in this multi-employer plan in our Combined Statement of Financial Position as of December 31, 2017 and 2016.

Expenses associated with our employees’ participation in the U.S. GE pension and postretirement benefit plans are $77,965 thousand, $86,285 thousand and $108,647 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Expenses associated with our employees’ participation in the GE Canada Defined Benefit Pension Plan and Canada Postretirement Benefits are $1,019 thousand, $1,015 thousand and $1,792 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 18	RESTRUCTURING AND OTHER ACTIVITIES

The Business plans for restructuring initiatives to be completed within one year from the date the plan is effective. Restructuring actions are an essential component of our improvement efforts to both existing operations and those recently acquired, and there have been several initiatives in recent years as we have right-sized our businesses for changing market conditions.

Restructuring and other charges relate primarily to workforce reductions, facility exit costs associated with the consolidation of sales, service and manufacturing facilities, and other asset write-downs. The Business continues to closely monitor the economic environment and may undertake further restructuring actions to more closely align our cost structure with earnings goals.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

The Business’s restructuring activities include consolidation of footprint and workforce reductions and realignment. In 2017 and 2016, restructuring activities were primarily in the U.S., Mexico, Canada, Australia, Chile and Brazil. In 2015, restructuring activities were primarily in the U.S., Canada, Mexico, Brazil and Australia. Restructuring expenses and related charges for the years ended December 31, 2017, 2016 and 2015 consist of the following:

	For the years ended December 31
(In Thousands)	2017	2016	2015
Equipment
Asset impairment	$73,576	$81,774	$3,922
Contract termination costs	33	19,359	—
Employee separation expense	24,522	29,375	8,861
Total Equipment	$98,131	$130,508	$12,783
Services
Asset impairment	12,748	21,141	68
Contract termination costs	—	—	—
Employee separation expense	14,977	24,100	2,095
Total Services	$27,725	$45,241	$2,163
Digital
Asset impairment	17,971	1,544	—
Contract termination costs	—	—	—
Employee separation expense	1,021	600	39
Total Digital	$18,992	$2,144	$39
Total	$144,848	$177,893	$14,985

Restructuring costs are reflected in the Combined Statement of Earnings in Selling, general and administrative expenses and Costs of revenues. Liabilities related to restructuring are included in Other current liabilities. See Note 14 Other Current Liabilities and Other Liabilities.

NOTE 19	SEGMENT INFORMATION AND MAJOR CUSTOMERS

BASIS OF PRESENTATION

Our reportable segments are organized based on the nature of markets and customers. Segment accounting policies are the same as described and referenced in Note 2 Summary of Significant Accounting Policies.

Certain information concerning our segments for the years ended December 31, 2017, 2016 and 2015 is presented in the following tables. Consistent accounting policies have been applied by all segments within the Business, within all reporting periods. A description of our reportable segments as of December 31, 2017 have been provided in Note 1 Description of Business and Basis of Presentation.

SEGMENT REVENUES

Refer to the table below for total revenues by segment for the years ended December 31, 2017, 2016 and 2015.

	Total revenues
	For the years ended December 31
(In Thousands)	2017	2016	2015
Equipment	$1,767,968	$2,444,240	$3,180,942
Services	1,886,955	1,891,540	1,999,740
Digital	320,406	344,854	339,423
Eliminations	(45,021)	(74,043)	(98,626)
Total revenues	$3,930,308	$4,606,591	$5,421,479

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO COMBINED FINANCIAL STATEMENTS

Revenues from customers located in the United States were $2,181,365 thousand, $2,837,759 thousand and $3,738,009 thousand for the years ending December 31, 2017, 2016 and 2015, respectively. Revenues from customers located outside the United States were $1,748,943 thousand, $1,768,832 thousand and $1,683,470 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

OTHER SEGMENT INFORMATION

The Business uses segment profit to manage the Business and allocate resources. Management defines segment profit as operating income, plus interest income, less noncontrolling interest. Costs for corporate overhead functions are first attributed to the segments to the extent possible before being subject to various allocation methodologies. Refer to the table below for segment profit and a reconciliation to Net earnings attributable to Parent for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31
(In Thousands)	2017	2016	2015
Equipment	$(28,907)	$142,508	$130,407
Services	603,344	683,824	710,709
Digital	27,181	93,418	119,603
Segment profit	$601,618	$919,750	$960,719
Non-operating benefit costs	(16,877)	(18,455)	(16,249)
Impairment of goodwill	—	(2,027)	(85,421)
Restructuring costs	(144,848)	(177,893)	(14,985)
Interest expense and other finance charges	(21,805)	(20,002)	(14,712)
Provision for income taxes	(44,303)	(167,428)	(349,275)
Net earnings attributable to Parent	$373,785	$533,945	$480,077

The Business does not identify total assets by segment for internal purposes as the Business’ CODM (“Chief Operating Decision Maker”) does not assess performance, make strategic decisions, or allocate resources based on assets.

Refer to the table below for details on depreciation and amortization by segment for the years ended December 31, 2017, 2016 and 2015.

	Depreciation and amortization
	For the years ended December 31
(In Thousands)	2017	2016	2015
Equipment	$119,657	$166,405	$146,305
Services	47,903	39,596	45,994
Digital	16,452	13,627	16,600
Total	$184,012	$219,628	$208,899

MAJOR CUSTOMERS

For the year ended December 31, 2017, a single customer accounted for approximately 17% of combined revenues. For the years ended December 31, 2016 and 2015, three customers each accounted for approximately 19%, 13% and 13%, and 17%, 12% and 12% of combined revenues, respectively. These revenues are within the Equipment, Services, and Digital segments.

NOTE 20	SUBSEQUENT EVENTS

The Business performed an evaluation of subsequent events through June 4, 2018, the date these combined financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in these combined financial statements. Refer to Note 1 Description of Business and Basis of Presentation for further detail on the Proposed Transaction announced on May 21, 2018.

Independent Auditors’ Review Report

To the Board of Directors
General Electric Company:

Report on the Financial Statements

We have reviewed the condensed combined statement of financial position of GE Transportation (a carve-out business of General Electric Company) (the Company) as of September 30, 2018 and December 31, 2017, and the related condensed combined statement of earnings, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the three-month and nine-month periods ended September 30, 2018 and September 30, 2017.

Management’s Responsibility

The Company’s management is responsible for the preparation and fair presentation of the combined financial information in accordance with U.S. generally accepted accounting principles; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with U.S. generally accepted accounting principles.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the combined financial information referred to above for it to be in accordance with U.S. generally accepted accounting principles.

Report on Combined Statement of Financial Position as of December 31, 2017

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the PCAOB, the combined statement of financial position as of December 31, 2017, and the related combined statement of earnings, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited combined financial statements in our report dated June 4, 2018, except for the last paragraph of Description of Business in Note 1, which is as of January 25, 2019. In our opinion, the accompanying condensed combined statement of financial position of GE Transportation as of December 31, 2017, is consistent, in all material respects, with the audited combined financial statement from which it has been derived.

Chicago, Illinois
November 2, 2018, except for the last paragraph of Description of Business in Note 1, which is as of January 25, 2019.

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF EARNINGS (UNAUDITED)

For the three months ended September 30 (In thousands)	2018	2017
Revenues
Sales of goods	$569,798	$553,581
Sales of services	373,833	374,292
Total revenues (Note 3)	943,631	927,873

Costs of revenues
Cost of goods sold	453,978	522,870
Cost of services sold	227,103	208,179
Gross profit	262,550	196,824

Selling, general and administrative expenses	114,067	95,964
Non-operating benefit costs	2,393	2,396
Other (expense) income	491	(4,574)
Earnings before income taxes	146,581	93,890

Provision for income taxes (Note 14)	(41,241)	(33,172)
Net earnings	105,340	60,718

Less net earnings attributable to noncontrolling interests	2,450	5,600
Net earnings attributable to Parent	$102,890	$55,118

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF EARNINGS (UNAUDITED)

For the nine months ended September 30 (In thousands)	2018	2017
Revenues
Sales of goods	$1,671,579	$1,865,741
Sales of services	1,045,940	1,042,717
Total revenues (Note 3)	2,717,519	2,908,458

Costs of revenues
Cost of goods sold	1,335,314	1,639,191
Cost of services sold	633,058	654,424
Gross profit	749,147	614,843

Selling, general and administrative expenses	378,837	324,677
Non-operating benefit costs	7,548	13,658
Other (expense) income	(3,871)	(25,535)
Earnings before income taxes	358,891	250,973

Provision for income taxes (Note 14)	(85,325)	(90,156)
Net earnings	273,566	160,817

Less net earnings attributable to noncontrolling interests	6,586	12,411
Net earnings attributable to Parent	$266,980	$148,406

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

For the three months ended September 30 (In thousands)	2018	2017
Net earnings	$105,340	$60,718
Less net earnings attributable to noncontrolling interests	2,450	5,600
Net earnings attributable to Parent	102,890	55,118

Other comprehensive (loss) income
Foreign currency translation adjustments	(11,164)	21,700
Benefit plans, net of taxes	594	709
Other comprehensive (loss) income, net of taxes	(10,570)	22,409
Less other comprehensive loss attributable to noncontrolling interests	(2,567)	1,114
Other comprehensive (loss) income attributable to Parent	(8,003)	21,295
Comprehensive income	94,770	83,127
Less comprehensive (loss) income attributable to noncontrolling interests	(117)	6,714
Comprehensive income attributable to Parent	$94,887	$76,413

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

For the nine months ended September 30 (In thousands)	2018	2017
Net earnings	$273,566	$160,817
Less net earnings attributable to noncontrolling interests	6,586	12,411
Net earnings attributable to Parent	266,980	148,406

Other comprehensive (loss) income
Foreign currency translation adjustments	(32,013)	41,778
Benefit plans, net of taxes	2,767	1,481
Other comprehensive (loss) income, net of taxes	(29,246)	43,259
Less other comprehensive (loss) income attributable to noncontrolling interests	(4,967)	2,445
Other comprehensive (loss) income attributable to Parent	(24,279)	40,814

Comprehensive income	244,320	204,076
Less comprehensive income attributable to noncontrolling interests	1,619	14,856
Comprehensive income attributable to Parent	$242,701	$189,220

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(In thousands)	Net Parent Investment	Accumulated Other Comprehensive Income / (Loss)	Equity Attributable to Noncontrolling Interests	Total Equity
Balances as of January 1, 2017	$1,425,679	$(70,916)	$28,201	$1,382,964

Net earnings	148,406	—	12,411	160,817
Foreign currency translation adjustments	—	39,345	2,433	41,778
Benefit plans, net of taxes	—	1,469	12	1,481
Transfers from Parent	229,296	—	—	229,296
Changes in equity attributable to noncontrolling interests	—	—	11,174	11,174
Total equity balance as of September 30, 2017	$1,803,381	$(30,102)	$54,231	$1,827,510

Balances as of January 1, 2018	$1,687,151	$(55,592)	$41,664	$1,673,223

Net earnings	266,980	—	6,586	273,566
Foreign currency translation adjustments	—	(27,075)	(4,938)	(32,013)
Benefit plans, net of taxes	—	2,795	(28)	2,767
Transfers from Parent	75,367	—	—	75,367
Changes in equity attributable to noncontrolling interests	—	—	(8,967)	(8,967)
Total equity balance as of September 30, 2018	$2,029,498	$(79,872)	$34,317	$1,983,943

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

(In thousands)	September 30, 2018 (Unaudited)	December 31, 2017
Assets
Cash, cash equivalents and restricted cash	$123,466	$105,338
Current receivables, net (Note 6)	251,689	172,386
Inventories (Note 7)	815,984	560,443
Contract and other deferred assets (Note 3)	628,515	535,442
Prepaid expenses and other current assets (Note 10)	166,579	226,280
Total current assets	1,986,233	1,599,889

Property, plant and equipment, net (Note 8)	900,478	943,168
Goodwill and intangible assets (Note 9)	536,564	537,526
Long-term contract and other deferred assets (Note 3)	359,612	321,392
Deferred income taxes (Note 14)	55,136	64,839
Other assets (Note 11)	84,106	77,759
Total assets	$3,922,129	$3,544,573

Liabilities and equity
Short-term borrowings (Note 12)	$15	$45
Accounts payable	746,527	604,328
Progress collections and deferred income (Note 3)	518,698	592,427
Other current liabilities (Note 15)	304,006	282,723
Total current liabilities	1,569,246	1,479,523

Long-term borrowings (Note 12)	65,097	44,257
Long-term progress collections and other deferred income (Note 3)	31,422	23,797
Deferred income taxes (Note 14)	203,156	231,582
Other liabilities (Note 15)	69,265	92,191
Total liabilities	1,938,186	1,871,350

Net parent investment	2,029,498	1,687,151
Accumulated other comprehensive loss	(79,872)	(55,592)
Total equity attributable to Parent	1,949,626	1,631,559

Equity attributable to noncontrolling interests	34,317	41,664
Total equity	1,983,943	1,673,223
Total liabilities and equity	$3,922,129	$3,544,573

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

CONDENSED COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)

For the nine months ended September 30 (In thousands)	2018	2017
Cash flows - operating activities
Net earnings	$273,566	$160,817
Less net earnings attributable to noncontrolling interests	6,586	12,411
Net earnings attributable to the Parent	266,980	148,406

Adjustments to reconcile net earnings attributable to the Parent to cash provided by (used for) operating activities:
Depreciation and amortization expenses	118,590	115,307
Unrealized losses from derivative instruments	5,551	2,448
Share-based compensation expense	8,594	5,309
Deferred income taxes	(18,722)	(46,179)
Gains from sale of property, plant and equipment	(2,009)	198
Gains from disposal of business	(5,614)	—
Changes in operating assets and liabilities:
(Increase) decrease in current receivables	(94,653)	4,407
(Increase) decrease in inventories	(264,264)	123,224
(Increase) in contract and other deferred assets	(129,139)	(50,993)
(Increase) in prepaid expenses and other assets	73,471	(44,643)
Increase (decrease) in accounts payable	188,528	(72,437)
Increase (decrease) in progress collections and other deferred income	(76,692)	(197,459)
Increase (decrease) in other liabilities	(10,820)	(23,456)
All other operating activities	(1,101)	32,346
Cash provided by (used for) operating activities	58,700	(3,522)

Cash flows - investing activities
Additions to property, plant and equipment	(86,318)	(90,525)
Dispositions of property, plant and equipment	2,519	1,798
Additions to software	(30,965)	(49,648)
Proceeds from principal business dispositions	5,687	—
Investment in associated companies	—	(50,060)
All other investing activities	39	4,560
Cash (used for) investing activities	(109,038)	(183,875)

Cash flows - financing activities
Newly issued debt (maturities longer than 90 days)	24,570	—
Repayments and other reductions (maturities longer than 90 days)	—	(7,848)
Transfers from Parent	75,367	229,296
All other financing activities	(19,486)	11,460
Cash provided by financing activities	80,451	232,908

Effect of currency exchange rate changes on cash, cash equivalents and restricted cash	(11,985)	9,423
Increase in cash, cash equivalents and restricted cash	18,128	54,935

Cash, cash equivalents and restricted cash at beginning of year	105,338	151,151
Cash, cash equivalents and restricted cash at September 30	$123,466	$206,086

Supplemental disclosure of cash flow information
Cash paid during the nine months ended September 30 for interest on borrowings	$—	$(1,275)
Cash paid during the nine months ended September 30 for income taxes	$(68,463)	$(156,615)

See Notes to the Condensed Combined Financial Statements

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF THE BUSINESS

GE Transportation (the “Business”, “GET”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). We are a leading global provider of products and solutions to transportation, logistics and other industrial markets. We design, engineer and manufacture diesel-electric locomotives, supply associated aftermarket parts and services, and provide digital solutions. Our culture of innovation and differentiated aftermarket solutions has allowed us to build a leading global installed base of diesel-electric locomotives, significant contracted services backlog and longstanding customer relationships. Our products and services are critical to our customers’ operating and financial success and enable them to operate with reliability and efficiency. Leveraging our heritage in diesel-electric locomotives, we have continued to innovate to expand our technologies into new products, end markets and logistics applications. Leveraging our core competencies in locomotive manufacturing, we produce electric motors and premium propulsion systems for mining, marine, stationary power and drilling applications. We have combined industry leadership with engineering and software capabilities to build a digital business that is leading the transformation of the transportation and mining industries. We employ approximately 9,200 employees and had sales in more than 50 countries.

The Business is comprised of three reportable segments, which reflect the way performance is assessed and resources are allocated. These reportable segments are Equipment, Services, and Digital.

On May 21, 2018, GE and Westinghouse Air Brake Technologies (“Wabtec”) Corporation announced that they had entered into a definitive agreement whereby Wabtec would acquire the Business (the “Proposed Transaction”).

Under the agreement, which has been approved by the Boards of Directors of Wabtec and GE, GE will receive approximately $2.9 billion in cash at closing. GE stockholders will own approximately 24.3%, GE will hold rights to 24.9% (holding 9.9% directly in shares of Wabtec common stock and 15% underlying the shares of Wabtec convertible preferred stock held by GE), and Wabtec stockholders will own approximately 50.8% of the combined company on a fully-diluted, as-converted, as exercised basis.

BASIS OF PRESENTATION

These condensed combined financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of GE. These unaudited condensed combined financial statements as of September 30, 2018 and for each of the three months and nine months ended September 30, 2018 and 2017 are presented as carve-out financial statements and reflect the condensed combined historical results of earnings, comprehensive income, financial position and cash flows of the Business, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Refer below to Recent Accounting Pronouncements Reflected in These Condensed Combined Financial Statements for a summary of recent accounting pronouncements that were adopted and applied in these condensed combined financial statements.

These condensed combined financial statements consolidate all majority-owned subsidiaries of the Business. The noncontrolling interests have been shown in the Condensed Combined Statement of Financial Position as Equity attributable to noncontrolling interests.

All intercompany balances and transactions within the Business have been eliminated in these condensed combined financial statements. As described in Note 5 Related Party Transactions, certain transactions between the Business and GE have been included in these condensed combined financial statements.

The Condensed Combined Statement of Financial Position reflects, among other things, all of the assets and liabilities of GE and the Business that are specifically identifiable as being directly attributable to the Business, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Business and includes accumulated net earnings attributable to GE, the net effect of transactions with GE and GE entities, and cost allocations from GE that were not historically allocated to the Business.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

GE uses a centralized approach to cash management and financing of its operations. These arrangements are not reflective of the manner in which the Business would have financed its operations had it been a stand-alone business separate from GE during the periods presented. Cash pooling arrangements are excluded from the asset and liability balances in the Condensed Combined Statement of Financial Position. These amounts have instead been reported as Net parent investment as a component of equity.

GE and its affiliates provide a variety of services to the Business. The Business may also sell products in the ordinary course of business to GE and its affiliates. The Condensed Combined Statement of Earnings includes expense allocations for services and certain support functions (“GE Corporate Overhead”) that are provided on a centralized basis within GE such as legal, business development, human resources, corporate audit, treasury and various other GE corporate functions that are routinely allocated to the Business and reflected in the Condensed Combined Statement of Earnings in Selling, general and administrative expenses. In addition to GE Corporate Overhead allocations, Selling, general and administrative expenses that would have been incurred in the ordinary course of business if the Business operated as a stand-alone company, such as compensation and benefits for employees of the Business, were included based on either specific identification of direct expenses or an allocation using an approach related to the nature of the item (e.g., external revenue or headcount).

Where allocations of amounts were necessary, the Business believes the allocation of these amounts was determined on a reasonable basis, reflecting all of the costs of GE Transportation and consistently applied in the periods presented. These allocated amounts, however, are not necessarily indicative of the actual amounts that might have been incurred or realized had the Business operated as a separate stand-alone entity during the periods presented. Consequently, these condensed combined financial statements do not necessarily represent the results the Business would have achieved if the Business had operated as a separate stand-alone entity from GE during the periods presented.

INTERIM PERIOD PRESENTATION

These condensed combined financial statements and notes thereto are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of earnings, financial position and cash flows. The results reported in these condensed combined financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed combined financial statements be read in conjunction with the annual combined financial statements for the year ended December 31, 2017 and notes thereto.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of any contingent assets or liabilities at the date of these condensed combined financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that we believe to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While the Business believes that the estimates and assumptions used in the preparation of these condensed combined financial statements are appropriate, actual results could differ from those estimates.

Estimates are used for, but are not limited to, determining the following: estimates of variable revenues and/or costs on long-term revenue generating contracts, recoverability of long-lived assets and inventory, valuation of goodwill, useful lives used in depreciation and amortization, income taxes and related valuation allowances, accruals for contingencies including warranties, actuarial assumptions used to determine costs on employee benefit plans, valuation assumptions for long term stock-based compensation expense, valuation and recoverability of receivables, valuation of derivatives and the fair value of assets acquired and liabilities assumed in acquisitions.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Our revenue recognition on long-term Contractual Service Agreements (“CSAs”) requires estimates of both customer payments expected to be received over the contract term as well as the costs expected to be incurred to perform required maintenance services. We routinely review estimates under CSAs and regularly revise them to adjust for changes in outlook, however these estimates may materially vary from actual payments and costs incurred over the life of the contracts.

Additionally, please refer to Note 2, Summary of Significant Accounting Policies, in the annual 2017 combined financial statements for the discussion of our significant accounting policies.

(A)	RECENT ACCOUNTING PRONOUNCEMENTS REFLECTED IN THESE CONDENSED COMBINED FINANCIAL STATEMENTS

Our combined annual financial statements for the year ended December 31, 2017 included the adoption of the following new accounting standards that became effective for annual reporting periods beginning after December 15, 2017. As a result, these interim condensed combined financial statements are consistently presented in accordance with the following recently adopted standards:

•	ASU No. 2014-09, Revenue from Contracts with Customers. Refer to Note 3 Revenue Related to Contracts with Customers for more details.
•	ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. Refer to the combined annual financial statements for more details.
•	ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. Refer to the combined annual financial statements for more details.
•	ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Refer to the combined annual financial statements for more details.
•	ASU 2015-11, Inventory (Topic 330), Simplifying of the Measurement of Inventory. Refer to the combined annual financial statements for more details.
•	ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. Refer to the combined annual financial statements for more details.
•	ASU 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes. Refer to the combined annual financial statements for more details.

The following standards have been adopted within these interim condensed combined financial statements:

•	ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a new framework that will assist in the evaluation of whether business combination transactions should be accounted as acquisition of a business or a group of assets, as well as specifying the minimum required inputs and processes necessary to be a business. The provisions of this ASU are effective for years beginning after December 15, 2017. All disposals in the current period were accounted for under the provision of the new guidance.
•	ASU 2016-16, Accounting for Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory. This standard amends existing guidance on income taxes to require the accounting for the income tax effects of intercompany sales and transfers of assets other than inventory when the transfer occurs. As a result, the tax expense from the intercompany sale of assets, other than inventory, and associated changes to deferred taxes will be recognized when the sale occurs even though the pre-tax effects of the transaction have not been recognized. The pronouncement is effective for annual periods beginning after December 15, 2017, and interim periods within those annual periods, with early adoption

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

permitted at the beginning of an annual period for which no financial statements have already been issued. This amendment has been applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption, which did not have an impact on our historical results.

•	ASU 2016-18, Statement of Cash Flows: Restricted Cash. This standard requires the changes in the total of cash and restricted cash to be presented in the statement of cash flows. In addition, when cash and restricted cash are presented on separate lines on the balance sheet, an entity is required to reconcile the totals in the statement of cash flows to the related line items in the balance sheet. While not a direct effect of the adoption of the standard, to simplify the reconciliation of the statement of cash flows to the cash balances presented in our statement of financial position, we have elected to present cash and restricted cash as a single line on the balance sheet, which did not have an impact on our historical results.
(B)	OTHER RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation, and a goodwill impairment loss will now be the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one will always result in goodwill impairment. The new guidance is effective for annual and interim goodwill impairment tests beginning after December 15, 2019 and early adoption is permitted. The Business is currently evaluating the impact of the adoption of ASU 2017-04 on our combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models under current U.S. GAAP, which generally require that a loss be incurred before it is recognized. The new standard will also apply to receivables arising from revenue transactions such as contract assets and accounts receivables and is effective for fiscal years beginning after December 15, 2019. We continue to evaluate the effect of the standard on our combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, creating ASC Subtopic 842, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet. Lessor accounting is substantially unchanged compared to the current accounting guidance. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter, with early adoption permitted. We are planning to elect the new transition method approved by the FASB on July 30, 2018, which allows companies to apply the provisions of the new leasing standard as of January 1, 2019, without adjusting the comparative periods presented by recognizing a cumulative-effect adjustment to the opening balance of retained earnings. We are currently in the process of accumulating and evaluating all the necessary information required to properly account for our lease portfolio under the new standard. Additionally, we are implementing an enterprise-wide lease management system to support the ongoing accounting requirements. Development and testing of our selected systems solution is ongoing. Our Parent is working closely with the software system developer as the timely readiness of the lease software system is critical to ensure an efficient and effective adoption of the standard. We are evaluating additional changes to our processes and internal controls to ensure we meet the standard’s reporting and disclosure requirements. While we continue to evaluate the effect of the standard on our combined financial statements, the adoption of the ASU will result in the recognition of a right of use asset and related liability in the Combined Statement of Financial Position upon adoption.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3	REVENUE RELATED TO CONTRACTS WITH CUSTOMERS

ADOPTION OF TOPIC 606 REVENUE FROM CONTRACTS WITH CUSTOMERS

All periods presented in the condensed combined financial statements are presented under the FASB’s new accounting standard codification Topic 606 Revenue from Contracts with Customers as we elected the full retrospective method of adoption.

DISAGGREGATION OF REVENUES

GEOGRAPHIC MARKETS

For the three months ended September 30, (In thousands)		Equipment	Services	Digital	Total
U.S.	2018	$125,349	$339,262	$54,760	$519,371
	2017	115,779	331,484	44,750	492,013
Europe	2018	16,092	125	635	16,852
	2017	14,367	949	1,270	16,586
Asia	2018	47,873	46,296	1,662	95,831
	2017	4,039	43,298	1,418	48,755
Other	2018	108,096	178,585	24,896	311,577
	2017	237,791	113,980	18,748	370,519
Total revenue	2018	$297,410	$564,268	$81,953	$943,631
	2017	371,976	489,711	66,186	927,873
For the nine months ended September 30, (In thousands)		Equipment	Services	Digital	Total
U.S.	2018	$383,151	$985,611	$138,656	$1,507,418
	2017	557,842	892,584	143,484	1,593,910
Europe	2018	30,666	1,921	1,335	33,922
	2017	48,567	4,002	3,280	55,849
Asia	2018	189,125	162,126	5,294	356,545
	2017	175,966	158,840	2,785	337,591
Other	2018	293,929	451,744	73,961	819,634
	2017	551,483	325,620	44,005	921,108
Total revenue	2018	$896,871	$1,601,402	$219,246	$2,717,519
	2017	1,333,858	1,381,046	193,554	2,908,458

Geographic market is defined as the “ship to” location.

CONTRACT AND OTHER DEFERRED ASSETS AND PROGRESS COLLECTIONS AND OTHER DEFERRED INCOME

Contract assets reflect revenues earned in excess of billings on our long-term contracts related to our equipment and CSAs. Contract liabilities reflect billings in excess of revenue recognized on similar agreements. Other deferred assets are fulfillment costs that principally relate to contractually required non-recurring engineering incurred during the initial design phase of a contract, which is recoverable over revenues generated as part of our production efforts. Recoverable costs are capitalized and amortized to Costs of revenues based on their expected pattern of benefit of the customers’ order. Amortization of fulfillment costs was approximately $5,571 thousand and $2,576 thousand for the three months ended September 30, 2018 and 2017, respectively, and $18,124 thousand and $17,774 thousand for the nine months ended September 30, 2018 and 2017, respectively.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognized that was included in the contract liability at the beginning of the period was $69,196 thousand and $151,495 thousand for the three months ended September 30, 2018 and 2017, respectively, and $349,517 thousand and $526,250 thousand for the nine months ended September 30, 2018 and 2017, respectively.

CONTRACT AND OTHER DEFERRED ASSETS, NET

Contract and other deferred assets and progress collections, considering current and non-current classification, as of September 30, 2018 and December 31, 2017, are as follows:

(in thousands)	September 30, 2018	December 31, 2017
Contractual service agreements(a)	$384,975	$416,199
Equipment contract revenue(b)	208,640	79,588
Deferred inventory costs(c)	34,900	39,655
Total contract and other deferred assets	$628,515	$535,442
Long-term contractual service agreements(a)	$225,023	$193,389
Long-term equipment contract revenue(b)	33,457	33,484
Long-term non-recurring engineering costs(d)	101,132	86,868
Other	—	7,651
Total long-term contract and other deferred assets	$359,612	$321,392
Progress collections(e)	$494,886	$564,971
Deferred income	23,812	27,456
Total progress collections and deferred income	$518,698	$592,427
Long-term progress collections(e)	$31,257	$20,740
Long-term deferred income	165	3,057
Total long-term progress collections and other deferred income	$31,422	$23,797
Total contract and other deferred assets, net	$438,007	$240,610
(a)	Reflects revenues earned in excess of billings on our CSAs in our Services segment.
(b)	Reflects revenues earned in excess of billings primarily on our long-term contracts to construct equipment principally in our Equipment and Digital segments.
(c)	Represents cost deferral for shipped goods and other costs for which the criteria for revenue recognition has not yet been met.
(d)	Includes fulfillment costs incurred prior to production (e.g., engineering costs specific to an individual customer’s contract) for long-term equipment production contracts, primarily within our Equipment segment.
(e)	Includes billings in excess of revenue on our long-term equipment and CSAs.

Contract assets, net, increased by $195,539 thousand from December 31, 2017 due to revenue recognized for work performed exceeding billings principally in our CSA portfolio and in our long-term equipment portfolios. The changes in estimates for the nine months ended September 30, 2018 and 2017, principally in our CSA portfolio, increased revenue and operating income by approximately $47,190 thousand and $41,770 thousand, respectively.

REMAINING PERFORMANCE OBLIGATIONS

As of September 30, 2018, the aggregate amount of the transaction price allocated to the unsatisfied (or partially unsatisfied) performance obligations was $16,116,960 thousand. This amount excludes highly probable but uncommitted purchases from our customers that are not legally enforceable. We expect to recognize revenue as we satisfy the remaining performance obligations as follows:

•	Equipment - total remaining performance obligations of $6,364,127 thousand of which 78% is expected to be satisfied within 5 year(s) and the remaining thereafter.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

•	Services - total remaining performance obligations of $9,298,666 thousand of which 49% is expected to be satisfied within 5 year(s), 79% within 10 year(s) and the remaining thereafter.
•	Digital - total remaining performance obligations of $454,167 thousand of which 80% is expected to be satisfied within 5 year(s) and the remaining thereafter.
NOTE 4	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

At September 30, 2018, $91,822 thousand of GET cash, cash equivalents and restricted cash was held in countries with currency controls that may restrict the transfer of funds to the U.S. or limit our ability to transfer funds to the U.S. without incurring substantial costs. These funds are available to fund operations and growth in these countries and we do not currently anticipate a need to transfer these funds to the U.S.

NOTE 5	RELATED PARTY TRANSACTIONS

As discussed in Note 1 Description of Business and Basis of Presentation, GE provides the Business with a number of services. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either (a) recognized through our allocated portion of GE’s Corporate Overhead, or (b) billed directly to the Business (such as most of our employee benefit costs). The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services (such as GE Global Research Center) under various master purchasing and service agreements to which GE (and not the Business) is a party. We are billed directly for services we procure under these arrangements.

We receive an allocated share of GE’s Corporate Overhead for certain services that GE provides to the Business, but which are not specifically billed to the Business, such as public relations, investor relations, treasury, and corporate internal audit services. Costs of $8,241 thousand and $6,791 thousand for the three months ended September 30, 2018 and 2017, respectively and $20,823 thousand and $20,373 thousand for the nine months ended September 30, 2018 and 2017, respectively, were recorded in our Unaudited Condensed Combined Statement of Earnings for our allocated share of GE’s Corporate Overhead. The Business has related party revenues of $649 thousand and $729 thousand for the three months ended September 30, 2018 and 2017, respectively and $4,404 thousand and $1,087 thousand for the nine months ended September 30, 2018 and 2017, respectively. The majority of these sales were made by the Equipment segment to other GE industrial business units.

These condensed combined financial statements include additional related party transactions with GE and GE entities that include the following:

•	Amounts for due to / due from affiliates are recorded in Accounts payable and Current receivables, and are settled in cash. The Business has accounts payable resulting from amounts due to affiliates of $82,876 thousand and $48,057 thousand as of September 30, 2018 and December 31, 2017, respectively. The Business has current receivables resulting from amounts due from affiliates of $33,688 thousand and $21,259 thousand as of September 30, 2018 and December 31, 2017, respectively.
•	The Business factors U.S. and non-U.S. receivables through Working Capital Solutions (“WCS”), on a recourse and nonrecourse basis pursuant to various factoring and servicing agreements. The Business had factored receivables of $115,840 thousand and $146,221 thousand without recourse as of September 30, 2018 and December 31, 2017, respectively. The Business had factored receivables of $9,601 thousand and $3,989 thousand with recourse as of September 30, 2018 and December 31, 2017, respectively. For agreements with recourse, the Business establishes a bad debt reserve based on the aging policy. Historically, the Business has outsourced our servicing responsibilities to Global Operations AR CoE for a market-based fee, and therefore, no servicing asset or liability has been recorded on the Unaudited Condensed Combined Statement of Financial Position as of September 30,

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

2018 and December 31, 2017. Under the programs, the Business incurred interest expense and finance charges of $2,406 thousand and $5,000 thousand for the three months ended September 30, 2018 and 2017, respectively, and $9,100 thousand and $19,049 thousand for the nine months ended September 30, 2018 and 2017, respectively, which are included in Other (expense) income.

•	The Business’s North American operations participate in accounts payable programs with Trade Payables Services (“TPS”). The Business’s liability associated with the funded participation in the accounts payable programs, which is presented as accounts payable within the Condensed Combined Statement of Financial Position, was $442,593 thousand and $332,584 thousand as of September 30, 2018 and December 31, 2017, respectively.
•	The Business participates in GE Treasury centralized hedging and offsetting programs. See Note 13 Derivatives and Hedging.
•	Employees of the Business participate in pensions and benefit plans that are sponsored by GE. See Note 18 Pension and Postretirement Benefit Plans.
•	GE grants stock options, restricted stock units and performance share units to its group employees, including those of GE Transportation, under the GE Long-Term Incentive Plan.
•	Lease agreements are based on market terms. The Business incurs rent expense resulting from related party leases with GE or GE entities as lessor. See Note 17 Leases.
•	All adjustments relating to certain transactions among the Business, GE and GE entities, which include the transfer of the balance of cash and equivalents to GE, transfer of the balance of cash held in cash pooling arrangements to GE, settlement of intercompany debt between the Business and GE or other GE entities and pushdown of all costs of doing business that were paid on behalf of the Business by GE or GE entities, are classified as Net parent investment.
NOTE 6	CURRENT RECEIVABLES, NET

Current receivables, net, as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Customer receivables	$143,330	$86,882
Due from GE	33,688	21,259
Sundry receivables	82,283	69,127
	259,301	177,268
Less allowance for doubtful accounts	(7,612)	(4,882)
Current receivables, net	$251,689	$172,386

Sundry receivables primarily consist of value added tax receivables.

NOTE 7	INVENTORIES

Inventories as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Raw materials and work in process	$544,864	$268,261
Finished goods	271,120	292,182
Total inventories	$815,984	$560,443

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as of September 30, 2018 and December 31, 2017 consist of the following:

	Depreciable Life (in years)	Original Cost		Net Carrying Value
(In thousands)		September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Land and improvements	8(a)	$15,684	$19,857	$15,557	$16,781
Buildings, structures and related equipment	8-40	576,835	565,076	332,919	337,978
Machinery and equipment(b)	4-20	1,252,705	1,305,883	446,141	476,407
Leasehold costs and manufacturing plant under construction	3-10	112,992	100,597	105,861	112,002
Total property, plant and equipment, net		$1,958,216	$1,991,413	$900,478	$943,168
ELTO (net)		$22,964	$30,075	$18,117	$12,135
(a)	Depreciable lives exclude land.
(b)	Equipment leased to others (“ELTO”) is presented in the line item Machinery and equipment. This is equipment we own that is available to lease to customers and is stated at cost less accumulated depreciation.

Total depreciation expense was $29,147 thousand and $17,662 thousand for the three months ended September 30, 2018 and 2017 and $84,256 thousand and $80,100 thousand for the nine months ended September 30, 2018 and 2017, respectively.

NOTE 9	INTANGIBLE ASSETS

INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets and accumulated amortization as of September 30, 2018 and December 31, 2017 consist of the following:

	Useful Life (in years)	September 30, 2018			December 31, 2017
(In thousands)		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	11-20	$21,757	$(8,654)	$13,103	$21,860	$(7,636)	$14,224
Patents & technology	7-11	58,678	(27,389)	31,289	56,866	(21,419)	35,447
Capitalized software - internal-use	5	218,072	(136,046)	82,026	211,209	(116,151)	95,058
Capitalized software – external	5-10	156,704	(29,452)	127,252	130,245	(20,358)	109,887
Trademarks & other	18-30	270	0	270	285	—	286
Total		$455,481	$(201,541)	$253,940	$420,466	$(165,564)	$254,902

During the nine months ended September 30, 2018, we recorded additions to intangible assets subject to amortization of $35,015 thousand, primarily driven by capitalized software.

Amortization expense related to intangible assets subject to amortization was $11,249 thousand and $10,890 thousand for the three months ended September 30, 2018 and 2017 and $34,323 thousand and $35,207 thousand for the nine months ended September 30, 2018 and 2017, respectively.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Derivative assets	$4,747	$3,303
Miscellaneous deferred charges	30,872	36,807
Prepaid insurance and other	12,073	6,080
Income tax receivable	118,642	179,394
Other	245	696
Prepaid expenses and other current assets	$166,579	$226,280
NOTE 11	OTHER ASSETS

Other assets as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Associated companies(a)	$57,983	$56,428
Other assets(b)	13,783	21,331
Assets held for sale(c)	12,340	—
Total other assets	$84,106	$77,759
(a)	Associated companies are entities in which we do not have a controlling financial interest, but over which we have significant influence, most often because we hold a voting interest of 20% to 50%.
(b)	Other assets mainly consist of long-term prepaid expenses and non-current value added tax receivables.
(c)	During the first quarter of 2018, the Business entered into an agreement to sell locomotives which were previously utilized for research and development purposes that met the criteria for held for sale during the third quarter of 2018. The Business expects the sale of these assets to close within the next twelve months.
NOTE 12	BORROWINGS

In September 2017, the Business entered into an unsecured loan facility agreement with Wipro GE Healthcare Private Limited to fund various ongoing projects and operational requirements. The loan had a total disbursement value of $68,703 thousand, disbursed in three tranches. As of December 31, 2017 the first two tranches had been disbursed with a total value of $44,256 thousand. The final tranche was disbursed in the first quarter of 2018. The loan carries an 8% annual interest rate, compounded quarterly and matures in three tranches due October 2019, November 2019, and January 2020. However, under the agreement, this loan will be settled by the Business prior to the consummation of the Proposed Transaction. Interest included in interest expense for long-term borrowings, including the current portion, is $1,458 thousand and $0 thousand for the three months ended September 30, 2018 and 2017 and $3,938 thousand and $0 thousand for the nine months ended September 30, 2018 and 2017, respectively. Interest expense is included within Other (expense) income in the Unaudited Condensed Combined Statement of Earnings.

Due to the nature and terms of the debt, the Business carries the debt at face value and did not recognize a discount or premium at issuance. The current portion of long-term debt is included in Short-term borrowings, and the non-current portion of the debt is included in Long-term borrowings. The amounts outstanding under the long-term borrowings as of September 30, 2018 and December 31, 2017 are reflected in the table below.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Borrowings as of September 30, 2018 and December 31, 2017 consist of the following:

Short-term borrowings

(In thousands)	September 30, 2018	December 31, 2017
Current portion of long-term borrowings	$15	$45
Total short-term borrowings	$15	$45

Long-term borrowings

(In thousands)		September 30, 2018	December 31, 2017
Long-term portion of borrowings	Maturities 2019-2020	$65,097	$44,257
Total long-term borrowings		$65,097	$44,257

Total interest expense and other finance charges were $3,319 thousand and $5,578 thousand for the three months ended September 30, 2018 and 2017 and $12,700 thousand and $20,931 thousand for the nine months ended September 30, 2018 and 2017, respectively. Interest expense includes expense related to current receivable factoring programs. See Note 5 Related Party Transactions.

LETTERS OF CREDIT

As of September 30, 2018 and December 30, 2017, the Business has off-balance sheet credit exposure primarily for bank guarantees of approximately $461,048 thousand and $532,196 thousand, respectively. This balance represents the notional amount of bank guarantees obtained in the normal course of business from non-affiliated third party financial institutions to guarantee the Business’s own performance on contracts with customers and suppliers. In the event nonperformance by the Business results in a customer or supplier drawing on the guarantee, the Business would be secondarily liable. Historically, the Business has not experienced any losses on these credit exposures.

NOTE 13	DERIVATIVES AND HEDGING

Economic hedges are not designated as hedged from an accounting standpoint (and therefore we do not apply hedge accounting to the relationship), but otherwise serve the same economic purpose as other hedging arrangements. We use economic hedges when we have exposures to currency exchange and commodity price risk for which we are unable to meet the requirements for hedge accounting or when changes in the carrying amount of the hedged item are already recorded in earnings in the same period as the derivative, making hedge accounting unnecessary. Even though the derivative is an effective economic hedge, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivative and the hedged item. Notional amounts outstanding related to currency exchange contracts are approximately $355,333 thousand and $332,821 thousand as of September 30, 2018 and December 31, 2017, respectively. Notional amounts related to commodity contracts are approximately $59,118 thousand as of September 30, 2018. There were no commodity contracts outstanding as of December 31, 2017. Additionally, the Business enters into contracts from time to time with international customers in the normal course of business that have embedded derivative components that are accounted for separately from the contract.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides information about the fair value of our derivatives, by contract type and the accounts in the Unaudited Condensed Combined Statement of Financial Position in which the balances are presented:

(In thousands)	September 30, 2018		December 31, 2017
	Prepaid expenses and other current assets	Other current liabilities	Prepaid expenses and other current assets	Other current liabilities
	Fair Value
Currency exchange and commodity contracts	$4,747	$11,351	$3,303	$6,372

Derivative instruments are principally administered by GE and the loss for the three months ended September 30, 2018 was $3,249 thousand and the gain for the three months ended September 30, 2017 was $2,957. The loss was $11,388 thousand and $6,550 thousand for the nine months ended September 30, 2018 and 2017, respectively. These gains (losses) are included in Other (expense) income.

NOTE 14	INCOME TAXES

Our consolidated effective income tax rates were 24% and 36% during the nine months ended September 30, 2018 and 2017, respectively. The rate for 2018 benefited from a lower U.S. statutory rate effective for years beginning in 2018 due to U.S. tax reform and favorable changes in mix of earnings.

On December 22, 2017, the U.S. enacted legislation commonly known as the Tax Cuts and Jobs Act (“U.S. tax reform”) that lowered the statutory tax rate on U.S. earnings to 21%, taxes historic foreign earnings at a reduced rate of tax, establishes a territorial tax system and enacts new taxes associated with global operations.

The impact of enactment of U.S. tax reform was recorded on a provisional basis as the legislation provides for additional guidance to be issued by the U.S. Department of the Treasury on several provisions. Guidance during 2018 could impact the information required for and the calculation of the foreign-derived intangible income ("FDII"), base erosion anti-abuse tax ("BEAT") and global intangible low-taxed income ("GILTI") provisions and could affect decisions that affect the tax on various U.S. and foreign items, which would further impact the final amounts included in these provisions and impact the revaluation of deferred taxes. In addition, analysis performed and conclusions reached as part of the tax return filing process and additional guidance on accounting for U.S. tax reform could affect the provisional amount.

Additionally, as part of tax reform, the U.S. has enacted a minimum tax on foreign earnings (“GILTI”). We have not made an accounting policy election on the deferred tax treatment and, consequently, we have not made an accrual for the deferred tax aspects of this provision.

In the next twelve months, we do not expect uncertain tax positions to materially change.

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 15	OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

OTHER CURRENT LIABILITIES

Other current liabilities as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Employee related liabilities(a)	$127,418	$90,801
Derivative liabilities	11,351	6,372
Discounts and allowances	5,857	14,132
Accrued taxes	53,555	47,113
Accrued costs for freight, utility & other	23,250	28,563
Warranties	41,499	49,564
Restructuring and sundry losses(b)	11,582	24,032
Other current liabilities(c)	29,494	22,146
Total other current liabilities	$304,006	$282,723
(a)	Employee related liabilities are largely comprised of payroll, employee compensation and benefits, pension and other postretirement benefit obligations.
(b)	Restructuring accruals and accruals for legal costs arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.
(c)	Other current liabilities primarily consist of accruals related to prior acquisitions and investments, as well as various other miscellaneous accruals and professional fees.

OTHER LIABILITIES

Other liabilities as of September 30, 2018 and December 31, 2017 consist of the following:

(In thousands)	September 30, 2018	December 31, 2017
Employee related liabilities(a)	$20,993	$27,135
Sundry losses	505	8,503
Warranties	25,663	30,753
Tax related liabilities(b)	5,786	7,163
Other liabilities(c)	16,318	18,637
Total other liabilities	$69,265	$92,191
(a)	Employee related liabilities are largely comprised of long-term employee compensation programs.
(b)	Consists of reserves for uncertain tax positions.
(c)	Other liabilities primarily consist of holdbacks and earn-outs.
NOTE 16	COMMITMENTS AND CONTINGENCIES

WARRANTY OBLIGATIONS

As part of our product sales we provide standard warranty coverage to our customers as part of customary practices in the market to provide assurance that the equipment sold will comply with agreed upon specifications and such standard warranty at the time of sale is limited to fixing product defects. Issuance of a product warranty constitutes a commitment, which must be accrued as a loss contingency if expenditures under the warranty are both probable and reasonably estimable. The Business provides for estimated product warranty expenses when the related product sale is recognized. Additionally, we may elect certain corrective actions, at our expense, for certain product-related matters impacting our product portfolios. Warranty obligations are recognized for these

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

matters when we commit to these corrective actions and they are estimable. Because warranty estimates are forecasts that are based on the best available information, primarily based on historical warranty claims experience and outstanding warranty period, claims costs may differ from amounts provided.

(In thousands)	2018	2017
Balance at January 1	$80,317	101,492
Current year provisions	42,071	40,775
Utilizations and other	(55,227)	(54,364)
Balance at September 30	$67,161	87,903

Approximately 38% and 31% of the warranty provision as of September 30, 2018 and 2017, respectively, are expected to be consumed beyond 12 months and therefore, are classified as a long-term liability in Other liabilities. Refer to Note 15 Other Current Liabilities and Other Liabilities.

GUARANTEES

The Business provides guarantees in the ordinary course of business. The Business believes the likelihood is remote that any such arrangements could have a significant adverse effect on these condensed combined financial statements of the Business. The Business records liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows, which are zero as of September 30, 2018 and December 31, 2017. In addition, our Parent may provide the Business with parent company guarantees in certain jurisdictions where we lack the legal structure to issue the requisite guarantees required on certain projects. We are charged by our Parent the fair market value of such guarantees.

LITIGATION

The Business is subject to a variety of legal proceedings and legal compliance risks in all parts of the world where the Business operates or buys or sells its equipment and services. The Business has adopted appropriate risk management and compliance programs to address these and other matters that may arise from time to time. The global and diverse nature of our business and the changing enforcement environments in which it operates, means the Business will continue to face legal and compliance risks, the nature and outcome of which cannot be predicted with certainty. Currently, management believes there are no legal contingencies that are likely to have a material effect on the Business's Condensed Combined Statements of Financial Position, Earnings, or Cash Flows.

In late November 2017, staff of the Boston office of the U.S. Securities & Exchange Commission (“SEC”) notified GE that they are conducting an investigation of GE’s revenue recognition practices and internal controls over financial reporting related to long-term service agreements. We have provided documentation to Parent regarding our long-term service agreement practices. Parent is providing documents and other information requested by the SEC staff, and our Parent is cooperating with their ongoing investigation. Staff from the Department of Justice are also investigating these matters, and our Parent is providing them with requested documents and information as well.

NOTE 17	LEASES

LEASE COMMITMENTS

The Business is a lessee under various cancelable and non-cancelable operating lease arrangements for facilities, information technology, fleet, and other equipment having terms which expire on various dates. Rent expense for third party leases was $6,014 thousand and $6,495 thousand for the three months ended September 30, 2018 and 2017 and $17,991 thousand and $19,356 thousand for the nine months ended September 30, 2018 and 2017, respectively. Rent of approximately $429 thousand and $1,016 thousand was charged by GE for related party

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

leases for the three months ended September 30, 2018 and 2017 and $1,825 thousand and $2,080 thousand for the nine months ended September 30, 2018 and 2017, respectively, which was generally consistent with prior years. See Note 5 Related Party Transactions.

NOTE 18	PENSION AND POSTRETIREMENT BENEFIT PLANS

Certain employees are covered under GE’s retirement plans (e.g. pension, retiree health and life insurance). In addition, certain Canadian employees participate in the GE Canada Defined Benefit Pension Plan as well as the Canada Postretirement Benefits.

The Business is allocated relevant participation costs for these GE employee benefit plans by GE. As such, the Business has not recorded any liabilities associated with our participation in this multi-employer plan in our Unaudited Condensed Combined Statement of Financial Position as of September 30, 2018 and December 31, 2017.

Expenses associated with our employees’ participation in the U.S. GE pension and postretirement benefit plans are $23,731 thousand and $18,357 thousand for the three months ended September 30, 2018 and 2017 and $63,440 thousand and $59,772 thousand for the nine months ended September 30, 2018 and 2017, respectively. Expenses associated with our employees’ participation in the GE Canada Defined Benefit Pension Plan and Canada Postretirement Benefits are $309 thousand and $293 thousand for the three months ended September 30, 2018 and 2017 and $593 thousand and $843 thousand for the nine months ended September 30, 2018 and 2017, respectively.

NOTE 19	SEGMENT INFORMATION

BASIS OF PRESENTATION

Our reportable segments are organized based on the nature of markets and customers. Segment accounting policies are the same as described and referenced in Note 2 Summary of Significant Accounting Policies of our annual financial statements.

Certain information concerning our segments for the three and nine months ended September 30, 2018 and 2017 is presented in the following tables. Consistent accounting policies have been applied by all segments within the Business, within all reporting periods.

SEGMENT REVENUES

Refer to the table below for total revenues by segment for the three months ended September 30, 2018 and 2017.

(In Thousands)	Total revenues
	For the three months ended September 30
	2018	2017
Equipment	$297,410	$371,976
Services	564,268	489,711
Digital	101,427	78,297
Eliminations	(19,474)	(12,111)
Total revenues	$943,631	$927,873
(In Thousands)	Total revenues
	For the nine months ended September 30
	2018	2017
Equipment	$896,871	$1,333,858
Services	1,601,402	1,381,046
Digital	258,202	229,020
Eliminations	(38,956)	(35,466)
Total revenues	$2,717,519	$2,908,458

GE Transportation
(A carve-out business of General Electric Company)

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

OTHER SEGMENT INFORMATION

The Business uses segment profit to manage the Business and allocate resources. Management defines segment profit as operating income, plus interest income, less noncontrolling interest. Costs for corporate overhead functions are first attributed to the segments to the extent possible before being subject to various allocation methodologies. Refer to the table below for segment profit and a reconciliation to Net earnings attributable to Parent for the three months and nine months ended September 30, 2018 and 2017.

(In thousands)	For the three months ended September 30
	2018	2017
Equipment	$(54,599)	$(56,113)
Services	197,770	179,618
Digital	1,560	7,941
Segment profit	$144,731	$131,446

Non-operating benefit costs	(2,393)	(2,396)
Restructuring costs	4,694	(35,182)
Interest expense and other finance charges	(2,901)	(5,578)
Provision for income taxes	(41,241)	(33,172)
Net earnings attributable to Parent	$102,890	$55,118
(In thousands)	For the nine months ended September 30
	2018	2017
Equipment	$(150,762)	$(69,105)
Services	520,210	432,563
Digital	2,409	14,552
Segment profit	$371,857	$378,010
Non-operating benefit costs	(7,548)	(13,658)
Restructuring costs	278	(104,859)
Interest expense and other finance charges	(12,282)	(20,931)
Provision for income taxes	(85,325)	(90,156)
Net earnings attributable to Parent	$266,980	$148,406

The Business does not identify total assets by segment for internal purposes as the Business’ CODM (“Chief Operating Decision Maker”) does not assess performance, make strategic decisions, or allocate resources based on assets.

NOTE 20	SUBSEQUENT EVENTS

The Business performed an evaluation of subsequent events through November 2, 2018, the date these unaudited condensed combined financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in these condensed combined financial statements. Refer to Note 1 Description of Business and Basis of Presentation for further detail on the Proposed Transaction announced on May 21, 2018.

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from          to
Commission file number 033-90866

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	25-1615902
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1001 Air Brake Avenue Wilmerding, Pennsylvania 15148	(412) 825-1000
(Address of principal executive offices, including zip code)	(Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No  ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes  ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☒ No  ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	(Do not check if smaller reporting company)
Emerging growth company	☐	Smaller reporting company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes  ☐ No ☒.

The registrant estimates that as of June 30, 2017, the aggregate market value of the voting shares held by non-affiliates of the registrant was approximately $7.8 billion based on the closing price on the New York Stock Exchange for such stock.

As of February 16, 2018, 96,090,518 shares of Common Stock of the registrant were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the registrant’s Annual Meeting of Stockholders to be held on May 7, 2018 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1.	BUSINESS

General

Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, is a Delaware corporation with headquarters at 1001 Air Brake Avenue in Wilmerding, Pennsylvania. Our telephone number is 412-825-1000, and our website is located at www.wabtec.com. All references to “we”, “our”, “us”, the “Company” and “Wabtec” refer to Westinghouse Air Brake Technologies Corporation and its consolidated subsidiaries. George Westinghouse founded the original Westinghouse Air Brake Co. in 1869 when he invented the air brake. Westinghouse Air Brake Company (“WABCO”) was formed in 1990 when it acquired certain assets and operations from American Standard, Inc., now known as Trane (“Trane”). The company went public on the New York Stock Exchange in 1995. In 1999, WABCO merged with MotivePower Industries, Inc. and adopted the name Wabtec.

In 2017, Wabtec completed the acquisition of Faiveley Transport, S.A. (“Faiveley Transport”), a leading provider of value-added, integrated systems and services, primarily for the global transit rail market, for a purchase price of approximately $1.5 billion. Based in France, Faiveley Transport has roots to 1919 and became a leader in manufacturing pantographs, automatic door mechanisms and air conditioning systems. Faiveley Transport was listed on the Paris Stock Exchange in 1994 and during the next 20 years acquired a number of rail industry leaders including Sab Wabco, a specialist in railway braking systems and couplers. Wabtec believes that the acquisition of Faiveley Transport provides the following strategic benefits:

•	Increased diversity of revenues by product, geography and market. A majority of Faiveley Transport’s revenues are outside the U.S. and in the transit market, which helps to balance the cyclicality of our North American freight business.
•	Broadened product line. Faiveley Transport provides many products that we did not previously offer, including braking and door systems for high-speed trains and air conditioning systems.
•	Expanded international presence in the transit market. A majority of Faiveley Transport’s revenues come from transit markets outside the U.S., where we previously did not have a strong presence.
•	Increased technical and engineering expertise. Faiveley Transport strengthens Wabtec’s technical capabilities and product development efforts.

Today, we are one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. We believe we hold a leading market share for many of our core product lines globally. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world. In 2017, the Company had sales of approximately $3.9 billion and net income attributable to our shareholders of about $262.3 million. In 2017, sales of aftermarket parts and services represented about 56% of total sales, while sales to customers outside of the U.S. accounted for about 66% of total sales.

Industry Overview

The Company primarily serves the global passenger transit and freight rail industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of passenger transit agencies and freight railroads around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization and growth in developing markets, a focus on sustainability and environmental awareness, increasing investment in technology solutions, an aging equipment fleet, and growth in global trade are expected to drive continued investment in passenger transit and freight rail.

According to the 2016 bi-annual edition of a market study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services was more than $100 billion, and was expected to grow at about 3.2% annually through 2021. The three largest geographic markets, which represented about 80% of the total accessible market, were Europe, North America and Asia Pacific. UNIFE projected above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues, and increasing government support. The largest product segments of the market were rolling stock, services and infrastructure, which represent almost 90% of the accessible market. UNIFE projected spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimated that the global installed base of locomotives was about 114,000 units, with about 32% in Asia Pacific, about 25% in North America and about 18% in Russia-CIS (Commonwealth of Independent States). Wabtec estimates that about 2,600 new locomotives were delivered worldwide in 2017, and we expect deliveries of about 2,700 in 2018. UNIFE estimated the global installed base of freight cars was about 5.5 million units, with about 37% in North America, about 26% in Russia-CIS and about 20% in Asia Pacific. Wabtec estimates that about 155,000 new freight cars were delivered worldwide in 2017, and it expects deliveries of about 148,000 in 2018. UNIFE estimated the global installed base of passenger transit vehicles to be about 569,000 units, with about 43% in Asia Pacific, about 32% in Europe and about 14% in Russia-CIS. Wabtec estimates that about 34,000 new passenger transit vehicles were delivered worldwide in 2017, and we expect deliveries of about 44,000 in 2018.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as energy and environmental factors encourage continued investment in public mass transit. According to UNIFE, France, Germany and the United Kingdom were the largest Western European transit markets, representing almost two-thirds of industry spending in the European Union. UNIFE projected the Western European rail market to grow at about 3.6% annually, led by investments in new rolling stock in France and Germany. Significant investments were also expected in Turkey, the largest market in Eastern Europe. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In recent years, the European Commission has adopted a series of measures designed to increase the efficiency of the European rail network by standardizing operating rules and certification requirements. UNIFE believes that adoption of these measures should have a positive effect on ridership and investment in public transportation over time.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits. Demand for our freight related products and services in North America is driven by a number of factors, including rail traffic, and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to a U.S. manufacturer. UNIFE expected the increased spending in India to offset decreased spending on very-high-speed rolling stock in China.

Other key geographic markets include Russia-CIS and Africa-Middle East. With about 1.4 million freight cars and about 20,000 locomotives, Russia-CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets were expected to grow at above-average rates as global trade led to increased freight volumes and urbanization led to increased demand for efficient mass-transportation systems. As this growth occurs, Wabtec expects to have additional opportunities to provide products and services in these markets.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. Wabtec offers products and services to help customers make ongoing investments in these initiatives.

Business Segments and Products

We provide our products and services through two principal business segments, the Transit Segment and the Freight Segment, both of which have different market characteristics and business drivers. The acquisition of Faiveley Transport significantly strengthened our capabilities and presence in the worldwide transit market.

The Transit Segment, primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; builds new commuter locomotives; and refurbishes passenger transit vehicles. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of passenger transit vehicles and buses around the world. Demand in the transit market is primarily driven by general economic conditions, passenger ridership levels, government spending on public transportation, and investment in new rolling stock. In 2017, the Transit Segment accounted for 64% of our total sales, with about 21% of its sales in the U.S. About two-thirds of the Transit Segment’s sales are in the aftermarket with the remainder in the original equipment market. The addition of Faiveley Transport’s key products strengthened Wabtec’s presence in the following areas: high-speed braking and door systems; heating, ventilation and air conditioning systems; pantographs and power collection; information systems; platform screen doors and gates; couplers; and aftermarket services, maintenance and spare parts. Geographically, Faiveley Transport significantly strengthened Wabtec’s presence in the European and Asia Pacific transit markets.

The Freight Segment primarily manufactures and services components for new and existing locomotives and freight cars; supplies rail control and infrastructure products including electronics, positive train control equipment, and signal design and engineering services; overhauls locomotives; and provides heat exchangers and cooling systems for rail and other industrial markets. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities. Demand is primarily driven by general economic conditions and industrial activity; traffic volumes, as measured by freight carloadings; investment in new technologies; and deliveries of new locomotives and freight cars. In 2017, the Freight Segment accounted for 36% of our total sales, with about 58% of its sales in the U.S. In 2017, slightly more than half of the Freight Segment’s sales were in the aftermarket.

Following is a summary of our leading product lines in both aftermarket and original equipment across both of our business segments:

Specialty Products & Electronics:

•	Positive Train Control equipment and electronically controlled pneumatic braking products
•	Railway electronics, including event recorders, monitoring equipment and end of train devices
•	Signal design and engineering services
•	Freight car trucks and couplers
•	Draft gears, couplers and slack adjusters
•	Air compressors and dryers
•	Heat exchangers and cooling products for locomotives and power generation equipment
•	Track and switch products

Brake Products:

•	Railway braking equipment and related components for Freight and Transit applications, including high-speed passenger transit vehicles
•	Friction products, including brake shoes, discs and pads

Remanufacturing, Overhaul and Build:

•	New commuter and switcher locomotives
•	Transit car and locomotive overhaul and refurbishment

Transit Products:

•	Heating, ventilation and air conditioning equipment
•	Doors for buses and subway cars
•	Platform screen doors
•	Pantographs
•	Window assemblies
•	Couplers
•	Accessibility lifts and ramps for buses and subway cars
•	Traction motors

We have become a leader in the passenger transit and freight rail industries by capitalizing on the strength of our existing products, technological capabilities and new product innovations, and by our ability to harden products to protect them from severe conditions, including extreme temperatures and high-vibration environments. Supported by our technical staff of over 2,300 engineers and specialists, we have extensive experience in a broad range of product lines, which enables us to provide comprehensive, systems-based solutions for our customers.

In recent years, we have introduced a number of significant new products, including Positive Train Control (“PTC”) equipment that encompasses onboard digital data and global positioning communication protocols. We are making additional investments in this technology which we believe will provide customers with opportunities to improve safety and efficiency, in part through data analytics solutions. Other new products include HVAC inverter integrated solutions, brake discs and brake controls, platform doors and gates, and door controllers.

For additional information on our business segments, see Note 20 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

Competitive Strengths

Our key strengths include:

•	Leading market positions in core products. Dating back to 1869 and George Westinghouse’s invention of the air brake, we are an established leader in the development and manufacture of pneumatic braking equipment for freight and passenger transit vehicles. Faiveley Transport, founded nearly 100 years ago, has a long history and is a market leader for its core products, including pantographs, automatic door mechanisms and air conditioning systems. We have leveraged our leading positions by focusing on research and engineering to expand beyond pneumatic braking components to supplying integrated parts and assemblies for the locomotive through the end of the train. We are a recognized leader in the development and production of electronic recording, measuring and communications systems, positive train control equipment, highly engineered compressors and heat exchangers for locomotives, and a leading manufacturer of freight car components, including electronic braking equipment, draft gears, trucks, brake shoes and electronic end-of-train devices. We are also a leading provider of braking equipment; heating, ventilation and air conditioning equipment; door assemblies and platform screen doors; lifts and ramps; couplers and current collection equipment, such as pantographs, for passenger transit vehicles.

•	Breadth of product offering with a stable mix of original equipment market (OEM) and aftermarket business. Our product portfolio is one of the broadest in the rail industry, as we offer a wide selection of quality parts, components and assemblies across the entire train and worldwide. We provide our products in both the original equipment market and the aftermarket. Our substantial installed base of products with end-users such as the railroads and the passenger transit authorities is a significant competitive advantage for providing products and services to the aftermarket because these customers often look to purchase safety- and performance-related replacement parts from the original equipment components supplier. In addition, as OEMs and railroad operators attempt to modernize fleets with new products designed to improve and maintain safety and efficiency, these products must be designed to be interoperable with existing equipment. On average, over the last several years, about 60% of our total net sales have come from our aftermarket products and services business.
•	Leading design and engineering capabilities. We believe a hallmark of our relationship with our customers has been our leading design and engineering practice, which has, in our opinion, assisted in the improvement and modernization of global railway equipment. We believe both our customers and the government authorities value our technological capabilities and commitment to innovation, as we seek not only to enhance the efficiency and profitability of our customers, but also to improve the overall safety of the railways through continuous improvement of product performance. The Company has an established record of product improvements and new product development. We have assembled a wide range of patented products, which we believe provides us with a competitive advantage. Wabtec currently owns 3,135 active patents worldwide. During the last three years, we have filed for approximately 450 patents worldwide in support of our new and evolving product lines.
•	Experience with industry regulatory requirements. The freight rail and passenger transit industries are governed by various government agencies and regulators in each country and region. These groups mandate rigorous manufacturer certification, new product testing and approval processes that we believe are difficult for new entrants to meet cost-effectively and efficiently without the scale and extensive experience we possess. Certification processes are lengthy, and often require local presence and expertise. In addition, each transit agency places a high degree of importance on vehicle customization, which requires experience and technical expertise to meet ever-evolving specifications.
•	Experienced management team and the Wabtec Excellence Program (WEP) Wabtec’s lean manufacturing and continuous improvement initiatives have been a part of the Company’s culture for more than 25 years and have enabled Wabtec to manage successfully through cycles in the rail supply market. With the acquisition of Faiveley Transport (see Note 3 of “Notes to Consolidated Financial Statements” for further details), which introduced its Worldwide Excellence Program several years ago, we have combined the best practices of both organizations into WEP. We expect WEP will not only drive a successful integration of Wabtec and Faiveley Transport, but will also result in a reduced cost structure and ensure standardized excellence in all processes. We believe that using WEP as our operational foundation will foster state-of-the-art processes and continuous improvement, promote a constant pursuit of quality, and drive practical innovations and best-in-class, modern manufacturing.

Business strategy

Using WEP, we strive to generate sufficient cash to invest in our growth strategies and to build on what we consider to be a leading position as a low-cost producer in the industry while maintaining world-class product quality, technology and customer responsiveness. Through WEP and employee-directed initiatives such as Kaizen, a Japanese-developed team concept, we continuously strive to improve quality, delivery and productivity, and to reduce costs utilizing global sourcing and supply chain management. These practices enable us to streamline processes, improve product reliability and customer satisfaction, reduce product cycle times and respond more rapidly to market developments. We also rely on functional experts within the company across various disciplines to train, coach and share best practices throughout the corporation, while benchmarking against best-in-class competitors and peers. Over time, we believe the principles of WEP will enable us to continue to increase operating margins, improve cash flow and strengthen our ability to invest in the following growth strategies:

•	Product innovation and new technologies. We continue to emphasize innovation and development funding to create new products and capabilities, such as vehicle monitoring and data analytics.

WabtecONE is a multi-year initiative to ensure that we continue to build on our existing expertise and technologies in electronics. In addition, we invest in developing enhancements and new features to existing products, such as brake discs and heat exchangers. We are focusing on technological advances, especially in the areas of electronics, braking products and other on-board equipment, as a means to deliver new product growth. We seek to provide customers with incremental technological advances that offer immediate benefits with cost-effective investments.

•	Global and market expansion. We believe that international markets represent a significant opportunity for future growth. In 2017, sales to non-U.S. customers were approximately $2.6 billion. We intend to increase international sales through direct sales of existing products to current and new customers, by developing specific new products for application in new geographic markets, by making strategic acquisitions and through joint ventures with railway suppliers which have a strong presence in their local markets. In transit, we are focused on mature markets such as Europe and emerging markets such as India. In freight, we are targeting markets that operate significant fleets of U.S.-style locomotives and freight cars, including Australia, Brazil, China, India, Russia, South Africa, and other select areas within Europe and South America. In addition, we have opportunities to increase the sale of certain products that we currently manufacture for the rail industry into other industrial markets, such as mining, off-highway and energy. These products include heat exchangers and friction materials.
•	Aftermarket products and services. Historically, aftermarket sales are less cyclical than OEM sales because a certain level of aftermarket maintenance and service work must be performed, even during an industry slowdown. In 2017, Wabtec’s aftermarket sales and services represented approximately 56% of the Company’s total sales across both of our business segments. As a long time supplier of original equipment, we have an extensive installed base of equipment in the field, which generates recurring aftermarket sales. Wabtec provides aftermarket parts and services for its components, and we seek to expand this business with customers who currently perform the work in-house. In this way, we expect to benefit as transit authorities and railroads outsource certain maintenance and overhaul functions.
•	Acquisitions, joint ventures and alliances. We invest in acquisitions, joint ventures and alliances using a disciplined, selective approach and rigorous financial criteria. These transactions are expected to meet our financial criteria and contribute to growth strategies of product innovation and new technologies, global expansion, and aftermarket products and services. We believe these expansion strategies will help Wabtec to grow profitably, expand geographically, and dampen the impact from potential cycles in the North American freight rail industry.

Recent Acquisitions and Joint Ventures

See Note 3 of the Notes to Consolidated Financial Statements

Backlog

The Company’s backlog was about $4.6 billion at December 31, 2017. For 2017, about 56% of total sales came from aftermarket orders, which typically carry lead times of less than 30 days, and are not recorded in backlog for a significant period of time.

The Company’s contracts are subject to standard industry cancellation provisions, including cancellations on short notice or upon completion of designated stages. Generally, if a customer were to cancel a contract we would have an enforceable right to payment for work completed up to the date of cancellation which would include a reasonable profit margin. Substantial scope-of-work adjustments are common. For these and other reasons, completion of the Company’s backlog may be delayed or canceled. The railroad industry, in general, has historically been subject to fluctuations due to overall economic conditions and the level of use of alternative modes of transportation.

The backlog of firm customer orders as of December 31, 2017 and December 31, 2016, and the expected year of completion are as follows:

	Total	Expected Delivery		Total	Expected Delivery
In thousands	Backlog 12/31/2017	2018	Other Years	Backlog 12/31/2016	2017	Other Years
Freight Segment	$549,188	$423,805	$125,383	$575,931	$396,160	$179,771
Transit Segment	4,050,460	1,891,079	2,159,381	3,405,561	1,565,519	1,840,042
Total	$4,599,648	$2,314,884	$2,284,764	$3,981,492	$1,961,679	$2,019,813

Engineering and Development

To execute our strategy to develop new products, we invest in a variety of engineering and development activities. For the fiscal years ended December 31, 2017, 2016, and 2015, we invested about $95.2 million, $71.4 million and $71.2 million, respectively, on product development and improvement activities. The engineering resources of the Company are allocated between research and development activities and the execution of original equipment customer contracts. Across the corporation we have established multiple Centers of Competence, which have specialized, technical expertise in various disciplines and product areas.

Our engineering and development program includes investments in data analytics, train control and other new technologies, with an emphasis on developing products that enhance safety, productivity and efficiency for our customers. For example, we have developed advanced cooling systems that enable lower emissions from diesel engines used in rail and other industrial markets. Sometimes we conduct specific research projects in conjunction with universities, customers and other industry suppliers.

We use our Product Development System to develop and monitor new product programs. The system requires the product development team to follow consistent steps throughout the development process, from concept to launch, to ensure the product will meet customer expectations and internal profitability targets.

Positive Train Control (“PTC”)

PTC is a collision-avoidance system that uses GPS to monitor and control the movement of passenger and freight trains. In 2008, the U.S. mandated the use of PTC on a majority of the locomotives and track in the U.S. The Federal Railroad Administration (“FRA”) eventually approved the use of Wabtec’s Electronic Train Management System® as the on-board locomotive standard for the deployment of this technology. Our system includes an on-board locomotive computer and related software. The deadline to implement this technology is December 31, 2018, and we are working with the U.S. Class I railroads, commuter rail authorities and other industry suppliers to meet this deadline. Under certain conditions, the deadline could be extended through 2019 and 2020. In 2017, Wabtec recorded about $322 million of revenue from freight and transit train control and signaling projects, which includes PTC.

Intellectual Property

We have 3,135 active patents worldwide and on average file for approximately 150 new patents each year. We also rely on a combination of trade secrets and other intellectual property laws, nondisclosure agreements and other protective measures to establish and protect our proprietary rights in our intellectual property. We also follow the product development practices of our competitors to monitor any possible patent infringement by them, and to evaluate their strategies and plans.

Certain trademarks, among them the name WABCO®, were acquired or licensed from American Standard Inc., now known as Trane, in 1990 at the time of our acquisition of the North American operations of the Railway Products Group of Trane. Other trademarks have been developed through the normal course of business, or acquired as a part of our ongoing merger and acquisition program.

We have entered into a variety of license agreements as licensor and licensee. We do not believe that any single license agreement is of material importance to our business or either of our business segments as a whole.

We have issued licenses to the two sole suppliers of railway air brakes and related products in Japan, Nabtesco and Mitsubishi Electric Company. The licensees pay annual license fees to us and also assist us by acting as liaisons with key Japanese passenger transit vehicle builders for projects in North America. We believe that our relationships with these licensees are beneficial to our core transit business and customer relationships in North America.

Customers

We provide products and services for more than 500 customers worldwide. Our customers include passenger transit authorities and railroads throughout North America, Europe, Asia Pacific, South Africa and South America; manufacturers of transportation equipment, such as locomotives, freight cars, passenger transit vehicles and buses; and companies that lease and maintain such equipment.

Top customers can change from year to year. For the fiscal year ended December 31, 2017, our top five customers accounted for approximately 18% of net sales: Bombardier, Inc., Alstom, the Greenbrier Companies, Siemens and Union Pacific Corporation. No one customer represents 10% or more of consolidated sales. We believe that we have strong relationships with all of our key customers.

Competition

We believe we hold a leading market share for many of our core product lines globally, although market shares vary by product lines and geographies. We operate in a highly competitive marketplace. Price competition is strong because we have a relatively small number of customers and they are very cost-conscious. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery, and customer service and support.

Our principal competitors vary across product lines and geographies. Within North America, New York Air Brake Company, a subsidiary of the German air brake producer Knorr-Bremse AG (“Knorr”) and Amsted Rail Company, Inc., a subsidiary of Amsted Industries Corporation, are our principal overall OEM competitors. Our competition for locomotive, freight and passenger transit service and repair is mostly from the railroads’ and passenger transit authorities’ in-house operations, Electro-Motive Diesel, a division of Caterpillar, GE Transportation Systems, and New York Air Brake/Knorr. We believe our key strengths, which include leading market positions in core products, breadth of product offering with a stable mix of OEM and aftermarket business, leading design and engineering capabilities, significant barriers to entry and an experienced management team, enable us to compete effectively in this marketplace. Outside of North America, Knorr is our main competitor, although not in every product line or geography. In addition, our competitors often include smaller, local suppliers in most international markets. Depending on the product line and geography, we can also compete with our customers, such as CRRC Corporation Limited, a China-based manufacturer of rolling stock.

Employees

At December 31, 2017, we employed approximately 18,000 full-time employees around the world. This figure includes employees subject to collective bargaining agreements, most of which are outside of North America. We consider our relations with employees and union representatives to be good, but cannot assure that future contract negotiations and labor relations will be favorable to us.

Regulation

In the course of our operations, we are subject to various regulations and standards of governments and other agencies in the U.S. and around the world. These entities typically govern equipment, safety and interoperability standards for passenger transit and freight rail rolling stock, oversee a wide variety of rules and regulations governing safety and design of equipment, and evaluate certification and qualification requirements for suppliers. New products generally must undergo testing and approval processes that are rigorous and lengthy. As a result of these regulations and requirements, we must usually obtain and maintain certifications in a variety of jurisdictions and countries. The governing bodies include the FRA and the Association of American Railroads (“AAR”) in the U.S., and the International Union of Railways (“UIC”) and the European Railway Agencies in Europe. Also in Europe, the European Committees for Standardization continually draft new European standards which cover, for example, the Reliability, Availability, Maintainability and Safety of railways systems. To guarantee interoperability in Europe, the European Union for Railway Agencies is responsible for defining and implementing Technical Standards of Interoperability, which covers areas such as infrastructure, energy, rolling stock, telematic applications, traffic operation and management subsystems, noise pollution and waste generation, protection against fire and smoke, and system safety.

Most countries and regions in which Wabtec does business have similar rule-making bodies. In Russia, a GOST-R certificate of conformity is mandatory for all products related to the safety of individuals on Russian territory. In China, any product or system sold on the Chinese market must have been certified in accordance with national standards. In the local Indian market, most products are covered by regulations patterned after AAR and UIC standards.

Effects of Seasonality

Our business is not typically seasonal. The third quarter results may be affected by vacation and scheduled plant shutdowns at several of our major customers and fourth quarter results may be affected by the timing of spare parts and service orders placed by transit agencies worldwide. Quarterly results can also be affected by the timing of projects in backlog and by project delays.

Environmental Matters

Additional information on environmental matters is included in Note 19 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

Available Information

We maintain a website at www.wabtec.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as the annual report to stockholders and other information, are available free of charge on this site. The Internet site and the information contained therein or connected thereto are not incorporated by reference into this Form 10-K. The following are also available free of charge on this site and are available in print to any shareholder who requests them: Our Corporate Governance Guidelines, the charters of our Audit, Compensation and Nominating and Corporate Governance Committees, our Code of Conduct, which is applicable to all employees, our Code of Ethics for Senior Officers, which is applicable to our executive officers, our Policies on Related Party Transactions and Conflict Minerals, and our Sustainability Report.

Item 1A.	RISK FACTORS

Prolonged unfavorable economic and market conditions could adversely affect our business.

Unfavorable general economic and market conditions in the United States and internationally could have a negative impact on our sales and operations. To the extent that these factors result in continued instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected.

We are dependent upon key customers.

We rely on several key customers who represent a significant portion of our business. Our top customers can change from year to year. For the fiscal year ended December 31, 2017, our top five customers accounted for approximately 18% of our net sales. While we believe our relationships with our customers are generally good, our top customers could choose to reduce or terminate their relationships with us. In addition, many of our customers place orders for products on an as-needed basis and operate in cyclical industries. As a result, their order levels have varied from period to period in the past and may vary significantly in the future. Such customer orders are dependent upon their markets and customers, and may be subject to delays and cancellations. As a result of our dependence on our key customers, we could experience a material adverse effect on our business, results of operations and financial condition if we lost any one or more of our key customers or if there is a reduction in their demand for our products.

Our business operates in a highly competitive industry.

We operate in a global, competitive marketplace and face substantial competition from a limited number of established competitors, some of which may have greater financial resources than we do. Price competition is strong and, coupled with the existence of a number of cost conscious customers, has historically limited our ability to increase prices. In addition to price, competition is based on product performance and technological leadership, quality, reliability of delivery and customer service and support. There can be no assurance that competition in one or more of our markets will not adversely affect us and our results of operations.

We intend to pursue acquisitions, joint ventures and alliances that involve a number of inherent risks, any of which may cause us not to realize anticipated benefits.

One aspect of our business strategy is to selectively pursue acquisitions, joint ventures and alliances that we believe will improve our market position, and provide opportunities to realize operating synergies. These transactions involve inherent risks and uncertainties, any one of which could have a material adverse effect on our business, results of operations and financial condition including:

•	difficulties in achieving identified financial and operating synergies, including the integration of operations, services and products;
•	diversion of management’s attention from other business concerns;
•	the assumption of unknown liabilities; and
•	unanticipated changes in the market conditions, business and economic factors affecting such an acquisition.

We cannot assure that we will be able to consummate any future acquisitions, joint ventures or other business combinations. If we are unable to identify suitable acquisition candidates or to consummate strategic acquisitions, we may be unable to fully implement our business strategy, and our business and results of operations may be adversely affected as a result. In addition, our ability to engage in strategic acquisitions will be dependent on our ability to raise substantial capital, and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all.

As we introduce new products and services, a failure to predict and react to customer demand could adversely affect our business.

We have dedicated significant resources to the development, manufacturing and marketing of new products. Decisions to develop and market new transportation products are typically made without firm indications of customer acceptance. Moreover, by their nature, new products may require alteration of existing business methods or threaten to displace existing equipment in which our customers may have a substantial capital investment. There can be no assurance that any new products that we develop will gain widespread acceptance in the marketplace or that such products will be able to compete successfully with other new products or services that may be introduced by competitors. In addition, we may incur additional warranty or other costs as new products are tested and used by customers.

A portion of our sales are related to delivering products and services to help our U.S. railroad and transit customers meet the Positive Train Control (PTC) mandate from the U.S. federal government, which requires the use of on-board locomotive computers and software by the end of 2018.

For the year ended December 31, 2017, we had sales of about $322 million related to Train Control and Signaling, which includes PTC. In 2015, the industry’s PTC deadline was extended by three years through December 31, 2018, which also included the ability of railroads to request an additional two years for compliance with the approval of the Department of Transportation if certain parameters are met. This could change the timing of our revenues and could cause us to reassess the staffing, resources and assets deployed in delivering Positive Train Control services.

Our revenues are subject to cyclical variations in the railway and passenger transit markets and changes in government spending.

The railway industry historically has been subject to significant fluctuations due to overall economic conditions, the use of alternate methods of transportation and the levels of government spending on railway projects. In economic downturns, railroads have deferred, and may defer, certain expenditures in order to conserve cash in the short term. Reductions in freight traffic may reduce demand for our replacement products.

The passenger transit railroad industry is also cyclical. New passenger transit car orders vary from year to year and are influenced greatly by major replacement programs and by the construction or expansion of transit systems by transit authorities. To the extent that future funding for proposed public projects is curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond our control, such projects may be delayed or cancelled, resulting in a potential loss of business for us, including transit aftermarket and new transit car orders. There can be no assurance that economic conditions will be favorable or that there will not be significant fluctuations adversely affecting the industry as a whole and, as a result, us.

Our backlog is not necessarily indicative of the level of our future revenues.

Our backlog represents future production and estimated potential revenue attributable to firm contracts with, or written orders from, our customers for delivery in various periods. Instability in the global economy, negative conditions in the global credit markets, volatility in the industries that our products serve, changes in legislative policy, adverse changes in the financial condition of our customers, adverse changes in the availability of raw materials and supplies, or un-remedied contract breaches could possibly lead to contract termination or cancellations of orders in our backlog or request for deferred deliveries of our backlog orders, each of which could adversely affect our cash flows and results of operations.

A growing portion of our sales may be derived from our international operations, which exposes us to certain risks inherent in doing business on an international level.

In fiscal year 2017, approximately 66% of our consolidated net sales were to customers outside of the U.S. and we intend to continue to expand our international operations in the future. Our global headquarters for the Transit group is located in France, and we currently conduct other international operations through a variety of wholly and majority-owned subsidiaries and joint ventures in Australia, Austria, Brazil, Canada, China, Czech Republic, France, Germany, India, Italy, Macedonia, Mexico, the Netherlands, Poland, Russia, Spain, South Africa, Turkey, and the United Kingdom. As a result, we are subject to various risks, any one of which could have a material adverse effect on those operations and on our business as a whole, including:

•	lack of complete operating control;
•	lack of local business experience;
•	currency exchange fluctuations and devaluations;
•	foreign trade restrictions and exchange controls;

•	difficulty enforcing agreements and intellectual property rights;
•	the potential for nationalization of enterprises; and
•	economic, political and social instability and possible terrorist attacks against American interests.

In addition, certain jurisdictions have laws that limit the ability of non-U.S. subsidiaries and their affiliates to pay dividends and repatriate cash flows.

We may have liability arising from asbestos litigation.

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly owned subsidiary, Railroad Friction Products Corporation (RFPC), and are based on a product sold by RFPC prior to the time that the Company acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retain the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with most other pending litigation, cannot be estimated.

We are subject to a variety of environmental laws and regulations.

We are subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. We believe our operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Future climate change regulation could result in increased operating costs, affect the demand for our products or affect the ability of our critical suppliers to meet our needs.

The Company has followed the current debate over climate change and the related policy discussion and prospective legislation. The potential challenges for the Company that climate change policy and legislation may pose have been reviewed by the Company. Any such challenges are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industry. At this time, the Company cannot predict the ultimate impact of climate change and climate change legislation on the Company’s operations. Further, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape. Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gas could require us to incur increased operating costs, and could have an adverse effect on demand for our products. In addition, the price and availability of certain of the raw materials that we use could vary in the future as a result of environmental laws and regulations affecting our suppliers. An increase in the price of our raw materials or a decline in their availability could adversely affect our operating margins or result in reduced demand for our products.

The occurrence of litigation in which we could be named as a defendant is unpredictable.

From time to time, the Company is subject to litigation or other commercial disputes and other legal and regulatory proceedings with respect to our business, customers, suppliers, creditors, shareholders, product liability, intellectual property infringement, warranty claims or environmental-related matters. Due to the inherent uncertainties of any litigation, commercial disputes or other legal or regulatory proceedings, the Company cannot accurately predict their ultimate outcome, including the outcome of any related appeals. We may incur significant expense to defend or otherwise address current or future claims. Any litigation, even a claim without merit, could result in substantial costs and diversion of resources and could have a material adverse effect on our business and results of operations. Although we maintain insurance policies for certain risks, we cannot make assurances that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all.

The Company is subject to national and international laws and regulations, such as the anti-corruption laws of the U.S. Foreign Corrupt Practices Act, the French Law n° 2016-1691 (Sapin II) and the U.K. Bribery Act, relating to its business and its employees. Despite the Company’s policies, procedures and compliance programs, its internal controls and compliance systems may not be able to protect the Company from prohibited acts willfully committed by its employees, agents or business partners that would violate such applicable laws and regulations. Any such improper acts could damage the Company’s reputation, subject it to civil or criminal judgments, fines or penalties, and could otherwise disrupt the Company’s business, and as a result, could materially adversely impact the Company’s business, financial condition or results of operations.

If we are not able to protect our intellectual property and other proprietary rights, we may be adversely affected.

Our success can be impacted by our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, a significant portion of our technology is not patented and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be negatively impacted.

We face risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

We rely extensively on computer systems to process transactions and manage our business, and our business is at risk from and may be impacted by cybersecurity attacks. These could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and/or highly organized attempts organized by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software in-place and frequent backups; however, there is no guarantee such efforts will be successful in preventing a cyber-attack. A cybersecurity attack could compromise the confidential information of our employees, customers and supplier, and potentially violate certain domestic and international privacy laws. Furthermore, a cybersecurity attack on our customers and suppliers could compromise our confidential information in the possession of our customers and suppliers. A successful attack could disrupt and otherwise adversely affect our business operations, including through lawsuits by third-parties.

Our manufacturer’s warranties or product liability may expose us to potentially significant claims.

We warrant the workmanship and materials of many of our products. Accordingly, we are subject to a risk of product liability or warranty claims in the event that the failure of any of our products results in personal injury or death, or does not conform to our customers’ specifications. In addition, in recent years, we have introduced a number of new products for which we do not have a history of warranty experience. Although we currently maintain liability insurance coverage, we cannot assure that product liability claims, if made, would not exceed our insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, if at all. The possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

Labor disputes may have a material adverse effect on our operations and profitability.

We collectively bargain with labor unions at some of our operations throughout the world. Failure to reach an agreement could result in strikes or other labor protests which could disrupt our operations. Furthermore, non-union employees in certain countries have the right to strike. If we were to experience a strike or work stoppage, it would be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. We cannot assure that we will reach any such agreement or that we will not encounter strikes or other types of conflicts with the labor unions of our personnel. Such labor disputes could have an adverse effect on our business, financial condition or results of operations, could cause us to lose revenues and customers and might have permanent effects on our business.

We may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates

In the ordinary course of business, we are exposed to increases in interest rates that may adversely affect funding costs associated with variable-rate debt and changes in foreign currency exchange rates. We may seek to minimize these risks through the use of interest rate swap contracts and currency hedging agreements. There can be no assurance that any of these measures will be effective. Material changes in interest or exchange rates could result in material losses to us.

Our indebtedness could adversely affect our financial health.

Being indebted could have important consequences to us. At December 31, 2017, we had total debt of $1,870.5 million. If it becomes necessary to access our available borrowing capacity under our 2016 Refinancing Credit Agreement, the $853.1 million currently borrowed under this facility and the $747.7 million 3.450% senior notes, and the $248.6 million 4.375% senior notes. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•	place us at a disadvantage compared to competitors that have less debt; and
•	limit our ability to borrow additional funds.

The indenture for our $750 million 3.450% senior notes due in 2026, our $250 million 4.375% senior notes due in 2023, and our 2016 Refinancing Credit Agreement contain various covenants that limit our management’s discretion in the operation of our businesses.

The 2016 Refinancing Credit Agreement limits the Company’s ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations and sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; capital expenditures; and imposes a minimum interest expense coverage ratio and a maximum debt to EBITDA ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and see Note 8 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

The indentures under which the senior notes were issued contain covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The integration of our recently completed acquisitions may not result in anticipated improvements in market position or the realization of anticipated operating synergies or may take longer to realize than expected.

In 2016 and 2017, we completed multiple acquisitions with a combined investment of $1,865 million, which included our acquisition of Faiveley Transport for $1,507 million. Although we believe that the acquisitions will improve our market position and realize positive operating results, including operating synergies, operating expense reductions and overhead cost savings, we cannot be assured that these improvements will be obtained or the timing of such improvements. The management and acquisition of businesses involves substantial risks, any of which may result in a material adverse effect on our business and results of operations, including:

•	the uncertainty that an acquired business will achieve anticipated operating results;
•	significant expenses to integrate;

•	diversion of Management’s attention;
•	departure of key personnel from the acquired business;
•	effectively managing entrepreneurial spirit and decision-making;
•	integration of different information systems;
•	unanticipated costs and exposure to unforeseen liabilities; and
•	impairment of assets.
Item 1B.	UNRESOLVED STAFF COMMENTS

None.

Item 2.	PROPERTIES

Facilities

The following table provides certain summary information about the principal facilities owned or leased by the Company as of December 31, 2017. The Company believes that its facilities and equipment are generally in good condition and that, together with scheduled capital improvements, they are adequate for its present and immediately projected needs. Leases on the facilities are long-term and generally include options to renew. The Company’s corporate headquarters are located at the Wilmerding, PA site.

Location	Primary Use	Segment	Own/Lease	Approximate Square Feet
Domestic
Rothbury, MI	Manufacturing/Warehouse/Office	Freight	Own	500,000
Wilmerding, PA	Manufacturing/Service	Freight	Own	365,000	(1)
Lexington, TN	Manufacturing	Freight	Own	170,000
Jackson, TN	Manufacturing	Freight	Own	150,000
Berwick, PA	Manufacturing/Warehouse	Freight	Own	150,000
Chicago, IL	Manufacturing/Service	Freight	Own	123,000
Greensburg, PA	Manufacturing	Freight	Own	113,000
Chillicothe, OH	Manufacturing/Office	Freight	Own	104,000
Warren, OH	Manufacturing	Freight	Own	103,000
Delray Beach, FL	Warehouse	Freight	Lease	126,000
Boise, ID	Manufacturing	Freight/Transit	Own	326,000
Maxton, NC	Manufacturing	Freight/Transit	Own	105,000
Salem, VA	Manufacturing	Transit	Own	320,000
Greenville, SC	Manufacturing	Transit	Own	154,000
Brenham, TX	Manufacturing/Office	Transit	Own	145,000
Spartanburg, SC	Manufacturing/Service	Transit	Lease	184,000
Carson City, NV	Manufacturing	Transit	Lease	176,000
Buffalo Grove, IL	Manufacturing	Transit	Lease	116,000
International
Sao Paulo, Brazil	Manufacturing/Office	Freight	Own	177,000
Wallaceburg (Ontario), Canada	Manufacturing	Freight	Own	126,000
Northampton, UK	Manufacturing	Freight	Lease	300,000
Shenyang City, Liaoning Province, China	Manufacturing	Freight	Lease	291,000
Lincolnshire, UK	Manufacturing/Office	Freight	Lease	149,000
London (Ontario), Canada	Manufacturing	Freight	Lease	104,000
Doncaster, UK	Manufacturing/Service	Freight/Transit	Own	330,000
Kilmarnock, UK	Manufacturing	Freight/Transit	Own	108,000
Loughborough, UK	Manufacturing	Freight/Transit	Lease	245,000

Location	Primary Use	Segment	Own/Lease	Approximate Square Feet
Kempton Park, South Africa	Manufacturing	Freight/Transit	Lease	156,000
Piossasco, Italy	Manufacturing	Transit	Own	301,000
Monte Alto, Brazil	Manufacturing/Office	Transit	Own	244,000
Tamil Nadu, India	Manufacturing	Transit	Own	220,000
Schkeuditz, Germany	Manufacturing	Transit	Own	219,000
Schuttorf, Germany	Manufacturing/Office	Transit	Own	189,000
Amiens, France	Manufacturing	Transit	Own	142,000
Chard, UK	Manufacturing/Office	Transit	Own	142,000
St Pierre Des Corps, France	Manufacturing	Transit	Own	133,000
Avellino, Italy	Manufacturing/Office	Transit	Own	132,000
Burton on Trent, UK	Manufacturing/Office	Transit	Lease	253,000
Blovice, Czech Republic	Manufacturing	Transit	Lease	235,000
Witten, Germany	Manufacturing	Transit	Lease	209,000
Verviers, Belgium	Manufacturing/Office	Transit	Lease	137,000
Camisano, Italy	Manufacturing/Office	Transit	Lease	136,000
San Luis Potosi, Mexico	Manufacturing/Office	Transit	Lease	113,000
Birkenhead, UK	Overhaul/Manufacturing	Transit	Lease	109,000
Shanghai, China	Manufacturing	Transit	Lease	104,000
(1)	Approximately 250,000 square feet are currently used in connection with the Company’s corporate and manufacturing operations. The remainder is leased to third parties.
Item 3.	LEGAL PROCEEDINGS

Additional information with respect to legal proceedings is included in Note 19 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report and incorporate by reference herein.

Item 4.	MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table provides information on our executive officers as of December 31, 2017. They are elected periodically by our Board of Directors and serve at its discretion.

Officers	Age	Position
Albert J. Neupaver	67	Chairman of the Board
Raymond T. Betler	62	President and Chief Executive Officer
Stephane Rambaud-Measson	55	Executive Vice President, President and Chief Operating Officer
Patrick D. Dugan	51	Executive Vice President Finance, and Chief Financial Officer
R. Mark Cox	49	Executive Vice President, Corporate Development
David L. DeNinno	62	Executive Vice President, General Counsel and Secretary
Scott E. Wahlstrom	54	Executive Vice President, Human Resources
John A. Mastalerz	51	Senior Vice President of Finance, Corporate Controller and Principal Accounting Officer
Paul I. Overby	60	Vice President, Corporate Strategy
Timothy R. Wesley	56	Vice President, Investor Relations and Corporate Communications

Albert J. Neupaver was named Chairman of the Board of Directors in May 2017. Prior to that, Mr. Neupaver served as Executive Chairman of the Company since May 2014. Previously, he served as Chairman and CEO from May 2013 to May 2014 and as the Company’s President and CEO from February 2006 to May 2013. Prior to joining Wabtec, Mr. Neupaver served in various positions at AMETEK, Inc., a leading global manufacturer of electronic instruments and electric motors. Most recently he served as President of its Electromechanical Group for nine years.

Raymond T. Betler was named President and Chief Executive Officer in May 2014. Previously, Mr. Betler was President and Chief Operating Officer since May 2013 and the Company’s Chief Operating Officer since December 2010. Prior to that, he served as Vice President, Group Executive of the Company since August 2008. Prior to joining Wabtec, Mr. Betler served in various positions of increasing responsibility at Bombardier Transportation since 1979. Most recently, Mr. Betler served as President, Total Transit Systems from 2004 until 2008 and before that as President, London Underground Projects from 2002 to 2004.

Stephane Rambaud-Measson was named Executive Vice President and Chief Operating Officer in May 2017. Prior to that, Mr. Rambaud-Measson served as Executive Vice President, President and CEO, Transit Segment from December 2016. Previously, Mr. Rambaud-Measson was Chairman of the Management Board and Chief Executive Officer of Faiveley Transport from April 2014 until November 30, 2016. Prior to that position, he served as Executive Vice President of Faiveley Transport from March 2014 to April 2014. Prior to joining Faiveley Transport, Mr. Rambaud-Measson was Chief Executive Officer of Veolia Verkehr. Prior to that, Mr. Rambaud-Measson served in various management roles at Bombardier Transport including President of the Passengers Division beginning in 2008. Before that, in 2005, he was appointed President of Mainline & Metro after serving as Group Vice President Project Management and Administration, which he began in 2004.

Patrick D. Dugan was named Executive Vice President and Chief Financial Officer effective December 2016. Previously Mr. Dugan served as Senior Vice President and Chief Financial Officer since January 2014. Previously, Mr. Dugan was Senior Vice President, Finance and Corporate Controller from January 2012 until November 2013. He originally joined Wabtec in 2003 as Vice President, Corporate Controller. Prior to joining Wabtec, Mr. Dugan served as Vice President and Chief Financial Officer of CWI International, Inc. from December 1996 to November 2003. Prior to 1996, Mr. Dugan was a Manager with PricewaterhouseCoopers.

R. Mark Cox was named Executive Vice President, Corporate Development effective December 2016. Previously, Mr. Cox served as Sr. Vice President Corporate Development from January 2012, and has been with Wabtec since September 2006 as Vice President, Corporate Development. Prior to joining Wabtec, Mr. Cox served as Director of Business Development for the Electrical Group of Eaton Corporation since 2002. Prior to joining Eaton, Mr. Cox was an investment banker with UBS Warburg, Prudential and Stephens.

David L. DeNinno was named Executive Vice President, General Counsel and Secretary of the Company effective December 2016. Previously, Mr. DeNinno served as Sr. Vice President, General Counsel and Secretary since February 2012. Previously, Mr. DeNinno served as a partner at K&L Gates LLP since May 2011 and prior to that with Reed Smith LLP.

Scott E. Wahlstrom was named Executive Vice President, Human Resources effective December 2016. Previously, Mr. Wahlstrom served as Senior Vice President, Human Resources since January 2012. Prior to that, Mr. Wahlstrom has been Vice President, Human Resources, since November 1999. Previously, Mr. Wahlstrom was Vice President, Human Resources & Administration of MotivePower Industries, Inc. from August 1996 until November 1999.

John A. Mastalerz was named Senior Vice President of Finance, Corporate Controller and Principal Accounting Officer in July 2017. Previously, Mr. Mastalerz served as Vice President and Corporate Controller from January 2014 to July 2017. Prior to joining Wabtec, Mr. Mastalerz served in various executive management roles with the H.J. Heinz Company from January 2001 to December 2013, most recently as Corporate Controller and Principal Accounting Officer. Prior to 2001, Mr. Mastalerz was a Senior Manager with PricewaterhouseCoopers.

Paul I. Overby was named Vice President, Corporate Strategy in January of 2016. Prior to joining Wabtec, Mr. Overby was founder and President of Paul Overby Associates from 2009 and prior to that, Mr. Overby served in various executive management roles at Bombardier.

Timothy R. Wesley was named Vice President, Investor Relations and Corporate Communications in November 1999. Previously, Mr. Wesley was Vice President, Investor and Public Relations of MotivePower Industries, Inc. from August 1996 until November 1999.

PART II

Item 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock of the Company is listed on the New York Stock Exchange under the symbol “WAB”. As of February 16, 2018, there were 96,090,518 shares of Common Stock outstanding held by 473 holders of record. The high and low sales price of the shares and dividends declared per share were as follows:

2017	High	Low	Dividends
First Quarter	$88.87	$74.06	$0.100
Second Quarter	$92.00	$77.09	$0.100
Third Quarter	$93.81	$69.20	$0.120
Fourth Quarter	$82.13	$71.96	$0.120
2016	High	Low	Dividends
First Quarter	$80.61	$60.28	$0.080
Second Quarter	$88.46	$66.14	$0.080
Third Quarter	$82.00	$65.54	$0.100
Fourth Quarter	$89.18	$74.32	$0.100

The Company’s 2016 Refinancing Credit Agreement restricts the ability to make dividend payments, with certain exceptions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and see Note 8 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

At the close of business on February 16, 2018, the Company’s Common Stock traded at $77.27 per share.

The following performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference to any future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, except to the extent that Wabtec specifically incorporates it by reference into such filing. The graph below compares the total stockholder return through December 31, 2017, of Wabtec’s common stock to (i) the S&P 500 and (ii) our peer group of manufacturing companies which consists of the following publicly traded companies: AGCO, AMETEK, Colfax, Dana, Dover, Flowserve, The Greenbrier Companies, Navistar, Oshkosh, Regal Beloit, Rockwell Automation, Rockwell Collins, Terex, Trinity Industries, Snap-On, WABCO and Xylem.

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs(1)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Programs(1)
October 2017	—	—	—	$137,824,347
November 2017	—	$—	—	$137,824,347
December 2017	—	$—	—	$137,824,347
Total quarter ended December 31, 2017	—	$—	—	$137,824,347
(1)	On February 9, 2016, the Board of Directors amended its stock repurchase authorization to $350.0 million of the Company’s outstanding shares. During the twelve months ended December 31, 2017 and 2016, the Company repurchased $0.0 million and $212.2 million, respectively, leaving $137.8 million remaining under the authorization. No time limit was set for the completion of the programs which conforms to the requirements under the 2016 Refinancing Credit Agreement, as well as the senior notes currently outstanding.

The Company intends to purchase shares on the open market or in negotiated or block trades. No time limit was set for the completion of the programs which conform to the requirements under the 2016 Refinancing Credit Agreement, as well as the senior notes currently outstanding.

Item 6.	SELECTED FINANCIAL DATA

The following table shows selected consolidated financial information of the Company and has been derived from audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Form 10-K.

	Year Ended December 31,
In thousands, except per share amounts	2017	2016	2015	2014	2013
Income Statement Data
Net sales	$3,881,756	$2,931,188	$3,307,998	$3,044,454	$2,566,392
Gross profit	1,065,313	924,239	1,047,816	935,982	764,027
Operating expenses	(643,580)	(465,878)	(440,249)	(408,873)	(326,717)
Income from operations	$421,733	$458,361	$607,567	$527,109	$437,310
Interest expense, net	$(68,704)	$(42,561)	$(16,888)	$(17,574)	$(15,341)
Other (expense) income, net	(966)	(2,963)	(5,311)	(1,680)	(882)
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628	$351,680	$292,235
Diluted Earnings per Common Share
Net income attributable to Wabtec shareholders(1)	$2.72	$3.34	$4.10	$3.62	$3.01
Cash dividends declared per share(1)	$0.44	$0.36	$0.28	$0.20	$0.13
Fully diluted shares outstanding(1)	96,125	91,141	97,006	96,885	96,832
Balance Sheet Data
Total assets	$6,579,980	$6,581,018	$3,229,513	$3,303,841	$2,821,997
Cash and cash equivalents	233,401	398,484	226,191	425,849	285,760
Total debt	1,870,528	1,892,776	692,238	521,195	450,709
Total equity	2,828,532	2,976,825	1,701,339	1,808,298	1,587,167
(1)	Information above for net income attributable to Wabtec shareholders, cash dividends declared per share and fully diluted shares outstanding for all periods presented reflects the two-for-one split of the Company’s common stock, which occurred on May 14, 2013.

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Wabtec is one of the world’s largest providers of value-added, technology-based products and services for the global rail industry. Our products are found on virtually all U.S. locomotives, freight cars and passenger transit vehicles, as well as in more than 100 countries throughout the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries. In 2017, about 66% of the Company’s revenues came from customers outside the U.S.

Management Review and Future Outlook

Wabtec’s long-term financial goals are to generate cash flow from operations in excess of net income, maintain a strong credit profile while minimizing our overall cost of capital, increase margins through strict attention to cost controls and implementation of the Wabtec Excellence Program, and increase revenues through a focused growth strategy, including product innovation and new technologies, global and market expansion, aftermarket products and services, and acquisitions. In addition, Management evaluates the Company’s current operational performance through measures such as quality and on-time delivery.

The Company primarily serves the worldwide freight and transit rail industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet, and growth in global trade are expected to drive continued investment in freight and transit rail.

The Company monitors a variety of factors and statistics to gauge market activity. Freight rail markets around the world are driven primarily by overall economic conditions and activity, while Transit markets are driven primarily by government funding and passenger ridership. Changes in these market drivers can cause fluctuations in demand for Wabtec’s products and services.

According to the 2016 edition of a market study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services was more than $100 billion, and was expected to grow at about 3.2% annually through 2021. The three largest geographic markets, which represented about 80% of the total accessible market, were Europe, North America and Asia Pacific. UNIFE projected above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues, and increasing government support. The largest product segments of the market were rolling stock, services and infrastructure, which represented almost 90% of the accessible market. UNIFE projected spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimated that the global installed base of locomotives was about 114,000 units, with about 32% in Asia Pacific, about 25% in North America and about 18% in Russia-CIS (Commonwealth of Independent States). Wabtec estimates that about 2,600 new locomotives were delivered worldwide in 2017, and it expects deliveries of about 2,700 in 2018. UNIFE estimated the global installed base of freight cars was about 5.5 million units, with about 37% in North America, about 26% in Russia-CIS and about 20% in Asia Pacific. Wabtec estimates that about 155,000 new freight cars were delivered worldwide in 2017, and it expects deliveries of about 148,000 in 2018. UNIFE estimated the global installed base of passenger transit vehicles to be about 569,000 units, with about 43% in Asia Pacific, about 32% in Europe and about 14% in Russia-CIS. Wabtec estimates that about 34,000 new passenger transit vehicles were delivered worldwide in 2017, and it expects deliveries of about 44,000 in 2018.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as energy and environmental factors encourage continued investment in public mass transit. According to UNIFE, France, Germany and the United Kingdom were the largest Western European transit markets, representing almost two-thirds of industry spending in the European Union. UNIFE projected the

Western European rail market to grow at about 3.6% annually, led by investments in new rolling stock in France and Germany. Significant investments were also expected in Turkey, the largest market in Eastern Europe. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In recent years, the European Commission has adopted a series of measures designed to increase the efficiency of the European rail network by standardizing operating rules and certification requirements. UNIFE believes that adoption of these measures should have a positive effect on ridership and investment in public transportation over time.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits. Demand for our freight related products and services in North America is driven by a number of factors, including rail traffic, and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to a U.S. manufacturer. UNIFE expected the increased spending in India to offset decreased spending on very-high-speed rolling stock in China.

Other key geographic markets include Russia-CIS and Africa-Middle East. With about 1.4 million freight cars and about 20,000 locomotives, Russia-CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets were expected to grow at above-average rates as global trade led to increased freight volumes and urbanization led to increased demand for efficient mass-transportation systems. As this growth occurs, Wabtec expects to have additional opportunities to provide products and services in these markets.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. Wabtec offers products and services to help customers make ongoing investments in these initiatives.

In 2018 and beyond, general global economic and market conditions will have an impact on our sales and operations. To the extent that these factors cause instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected. In addition, we face risks associated with our four-point growth strategy including the level of investment that customers are willing to make in new technologies developed by the industry and the Company, and risks inherent in global expansion. When necessary, we will modify our financial and operating strategies to reflect changes in market conditions and risks.

ACQUISITION OF FAIVELEY TRANSPORT S.A.

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport S.A. (“Faiveley Transport”) under the terms of a Share Purchase Agreement (“Share Purchase Agreement”). Faiveley Transport is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.
•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statements of Operations for the years indicated.

	Year Ended December 31,
In thousands	2017	2016	2015
Net sales	$3,881,756	$2,931,188	$3,307,998
Cost of sales	(2,816,443)	(2,006,949)	(2,260,182)
Gross profit	1,065,313	924,239	1,047,816
Selling, general and administrative expenses	(511,898)	(371,805)	(347,373)
Engineering expenses	(95,166)	(71,375)	(71,213)
Amortization expense	(36,516)	(22,698)	(21,663)
Total operating expenses	(643,580)	(465,878)	(440,249)
Income from operations	421,733	458,361	607,567
Interest expense, net	(68,704)	(42,561)	(16,888)
Other (expense) income, net	(966)	(2,963)	(5,311)
Income from operations before income taxes	352,063	412,837	585,368
Income tax expense	(89,773)	(99,433)	(186,740)
Net income	262,290	313,404	398,628
Net income attributable to noncontrolling interest	(29)	(8,517)	—
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628

2017 COMPARED TO 2016

The following table summarizes the results of operations for the period:

	For the year ended December 31,
In thousands	2017	2016	Percent Change
Freight Segment	$1,396,588	$1,543,098	(9.5)%
Transit Segment	2,485,168	1,388,090	79.0%
Net sales	3,881,756	2,931,188	32.4%
Income from operations	421,733	458,361	(8.0)%
Net income attributable to Wabtec shareholders	$262,261	$304,887	(14.0)%

The following table shows the major components of the change in sales in 2017 from 2016:

In thousands	Freight Segment	Transit Segment	Total
2016 Net Sales	$1,543,098	$1,388,090	$2,931,188
Acquisitions	148,122	1,035,061	1,183,183
Change in Sales by Product Line:
Specialty Products & Electronics	(164,532)	8,502	(156,030)
Remanufacturing, Overhaul & Build	(79,129)	10,548	(68,581)
Brake Products	(51,595)	2,473	(49,122)
Other	(480)	1,397	917
Transit Products	—	45,462	45,462
Foreign exchange	1,104	(6,365)	(5,261)
2017 Net Sales	$1,396,588	$2,485,168	$3,881,756

Net sales increased by $950.6 million to $3,881.8 million in 2017 from $2,931.2 million in 2016. The increase is due to sales from acquisitions of $1,183.2 million with the majority related to the Faiveley Transport acquisition. This increase was partially offset by a $156.0 million decrease for Specialty Products and Electronics due to lower demand for freight original equipment rail products and train control and signaling products and services, a $68.6 million decrease for Remanufacturing, Overhaul and Build primarily due to the absence of a large locomotive rebuild contract that completed in 2016, and a $49.1 million decrease for Brake products due to lower demand for original equipment brakes from freight and transit customers. Unfavorable foreign exchange decreased sales $5.3 million.

Freight Segment sales decreased by $146.5 million, or 9.5%, primarily due to a $164.5 million decrease for Specialty Products and Electronics sales from lower demand for freight original equipment rail products and train control and signaling products attributable to lower freight car and locomotive builds, a decrease of $79.1 million for Remanufacturing, Overhaul and Build sales due to a large locomotive rebuild contract that was completed in 2016, and a $51.6 million decrease in Brake Products sales from lower demand for original equipment brakes and aftermarket services. Acquisitions increased sales by $148.1 million and favorable foreign exchange increased sales by $1.1 million.

Transit Segment sales increased by $1,097.1 million, or 79.0%, primarily due to an increase in sales from acquisitions of $1,035.1 million with the majority related to the Faiveley Transport acquisition. Additionally, Transit Products sales increased $45.5 million from increased demand in original train doors, air conditioning systems, and other transit electronics, Overhaul & Build sales increased $10.5 million due to an increase in transit overhaul demand, and Specialty Products & Electronics sales increased $8.5 million due to increased demand for transit train control and signaling products and services. Unfavorable foreign exchange decreased sales by $6.4 million.

Cost of Sales and Gross Profit The following table shows the major components of cost of sales for the periods indicated:

	Twelve Months Ended December 31, 2017
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$526,727	37.7%	$1,123,571	45.2%	$1,650,298	42.5%
Labor	186,863	13.4%	339,110	13.6%	525,973	13.5%
Overhead	233,786	16.7%	341,389	13.7%	575,175	14.8%
Other/Warranty	7,148	0.5%	57,849	2.3%	64,997	1.7%
Total cost of sales	$954,524	68.3%	$1,861,919	74.8%	$2,816,443	72.5%
	Twelve Months Ended December 31, 2016
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$590,876	38.3%	$587,516	42.3%	$1,178,392	40.2%
Labor	176,518	11.4%	170,481	12.3%	346,999	11.8%
Overhead	242,956	15.7%	213,821	15.4%	456,777	15.6%
Other/Warranty	5,575	0.4%	19,206	1.4%	24,781	0.8%
Total cost of sales	$1,015,925	65.8%	$991,024	71.4%	$2,006,949	68.4%

Cost of sales increased by $809.5 million to $2,816.4 million in 2017 compared to $2,006.9 million in the same period of 2016. For the twelve months ended 2017, cost of sales as a percentage of sales was 72.5% compared to 68.4% in the same period of 2016. The increase as a percentage of sales is due to product mix largely attributable to higher transit segment sales due to acquisitions, along with an unfavorable product mix within the freight segment. Also contributing to the increase were higher project adjustments of $44.5 million recorded on certain existing contracts and $11.8 million of restructuring and integration costs related to recent acquisitions.

Freight Segment cost of sales increased 2.5% as a percentage of sales to 68.3% in 2017 compared to 65.8% for the same period of 2016. The increase is primarily related to lower demand for freight original equipment rail products and train control and signaling products and services which typically offer a higher margin, higher project adjustments of $6.9 million on certain existing contracts related to labor, material and warranty costs, and $4.5 million of restructuring and integration costs related to recent acquisitions.

Transit Segment cost of sales increased 3.4% as a percentage of sales to 74.8% in 2017 compared to 71.4% for the same period in 2016. The increase is primarily related to product mix largely attributable to the acquisition of Faiveley Transport, which has lower overall margins and higher project adjustments of $37.6 million on certain existing contracts primarily related to material and warranty costs and $7.3 million of restructuring and integration costs related to recent acquisitions.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $50.4 million in 2017 compared to $28.9 million in 2016. The increase in warranty expense is primarily related to the increase in sales and the contract adjustments noted above.

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2017	Percentage of Sales	2016	Percentage of Sales
Selling, general and administrative expenses	$511,898	13.2%	$371,805	12.7%
Engineering expenses	95,166	2.5%	71,375	2.4%
Amortization expense	36,516	0.9%	22,698	0.8%
Total operating expenses	$643,580	16.6%	$465,878	15.9%

Total operating expenses were 16.6% and 15.9% of sales for 2017 and 2016, respectively. Selling, general, and administrative expenses increased $140.1 million, or 37.7%, primarily due to $174.7 million in incremental expense from acquisitions partially offset by lower costs due to cost saving initiatives and lower organic sales volumes. Engineering expense increased $23.8 million or 33.3% primarily due to additional expenses from acquisitions and remained a relatively consistent as a percentage of sales. Amortization expense increased $13.8 million due to amortization of intangibles associated with new acquisitions.

The following table shows our segment operating expenses:

	For the year ended December 31,
In thousands	2017	2016	Percent Change
Freight Segment	$177,460	$182,718	(2.9)%
Transit Segment	434,704	225,620	92.7%
Corporate	31,416	57,540	(45.4)%
Total operating expenses	$643,580	$465,878	38.1%

Freight Segment operating expenses decreased $5.3 million, or 2.9%, in 2017 and increased 150 basis points to 12.7% of sales. The decrease is primarily attributable to reduced sales volumes and realized benefits associated with the cost saving initiatives undertaken in 2017 partially offset by $19.7 million of incremental operating expenses from acquisitions and $3.2 million related to integration and restructuring costs.

Transit Segment operating expenses increased $209.1 million, or 92.7%, in 2017 and increased 290 basis points to 17.5% of sales. The increase is primarily related to $191 million of incremental operating expenses related to acquisitions and $20 million related to integration and restructuring costs related to recent acquisitions.

Corporate non-allocated operating expenses decreased $26.1 million in 2017 primarily due to a decrease in Faiveley Transport transaction and integration costs as well as benefits from cost savings initiatives undertaken in 2017 and 2016.

Interest expense, net Overall interest expense, net, increased $26.1 million in 2017 due to a higher overall debt balance in 2017 compared to 2016, primarily related to the Faiveley Transport acquisition and higher interest rates.

Other expense, net Other expense, net, decreased $2.0 million to $1.0 million for 2017, compared to 2016 primarily due to an increase in equity income earned on unconsolidated subsidiaries.

Income taxes The effective income tax rate was 25.5% and 24.1% in 2017 and 2016, respectively. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. tax reform bill”). On December 23, 2017, the French government enacted the Finance Act for 2018 and it was published in the Official Bulletin on December 31, 2017. As a result, tax expense increased by $55.0 million related to the U.S. tax reform bill, see Note 10 of “Notes to Consolidated Financial Statements” included in Part IV, Item 8 of this report for further explanation. This was offset by decreases of $50.7 million primarily due to the revaluation of the net U.S. and French deferred tax liabilities as a result of the tax law enactments and the result of a lower earnings mix in higher tax rate jurisdictions. The net favorable deferred tax benefits related to the adjustment of deferred tax liabilities which had originally been established in prior periods.

2016 COMPARED TO 2015

The following table summarizes the results of operations for the period:

	For the year ended December 31,
In thousands	2016	2015	Percent Change
Freight Segment	$1,543,098	$2,054,715	(24.9)%
Transit Segment	1,388,090	1,253,283	10.8%
Net sales	2,931,188	3,307,998	(11.4)%
Income from operations	458,361	607,567	(24.6)%
Net income attributable to Wabtec shareholders	$313,404	$398,628	(21.4)%

The following table shows the major components of the change in sales in 2016 from 2015:

In thousands	Freight Segment	Transit Segment	Total
2015 Net Sales	$2,054,715	$1,253,283	$3,307,998
Acquisition	55,097	134,095	189,192
Change in Sales by Product Line:
Specialty Products & Electronics	(438,285)	35,611	(402,674)
Remanufacturing, Overhaul & Build	(33,700)	22,743	(10,957)
Brake Products	(50,665)	(4,442)	(55,107)
Transit Products	—	656	656
Other	(26,908)	57	(26,851)
Foreign exchange	(17,156)	(53,913)	(71,069)
2016 Net Sales	$1,543,098	$1,388,090	$2,931,188

Net sales decreased by $376.8 million to $2,931.2 million in 2016 from $3,308.0 million in 2015. The decrease is primarily due to lower sales for Specialty Products and Electronics of $402.7 million and lower Brake Products sales of $55.1 million due to decreased demand for freight products attributable to lower freight car and locomotive builds, and train control and signaling products and services, and lower Other Products sales of $26.9 million from decreased demand for freight spare part kits. Acquisitions increased sales $189.2 million and unfavorable foreign exchange decreased sales $71.1 million.

Freight Segment sales decreased by $511.6 million, or 24.9%, primarily due to a $438.3 million decrease for Specialty Products and Electronics sales from lower demand for freight original equipment rail products and train control and signaling products attributable to lower freight car and locomotive builds, a decrease of $50.7 million for Brake Products sales from lower demand for original equipment brakes and aftermarket services, a decrease of $33.7 million for Remanufacturing, Overhaul and Build sales due to a large locomotive rebuild contract that completed in 2016, and a decrease of $26.9 million for Other Product sales from decreased demand for freight spare part kits. Acquisitions increased sales by $55.1 million and unfavorable foreign exchange decreased sales by $17.2 million.

Transit Segment sales increased by $134.8 million, or 10.8%, primarily due to a $35.6 million increase for Specialty Products and Electronics from higher demand for original equipment conduction systems and current collectors, and an increase of $22.7 million for Remanufacturing, Overhaul and Build sales from higher demand for aftermarket locomotive builds. Acquisitions increased sales by $134.1 million and unfavorable foreign exchange decreased sales by $53.9 million.

Cost of Sales and Gross Profit The following table shows the major components of cost of sales for the periods indicated:

	Twelve Months Ended December 31, 2016
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$590,876	38.3%	$587,516	42.3%	$1,178,392	40.2%
Labor	176,518	11.4%	170,481	12.3%	346,999	11.8%
Overhead	242,956	15.7%	213,821	15.4%	456,777	15.6%
Other/Warranty	5,575	0.4%	19,206	1.4%	24,781	0.8%
Total cost of sales	$1,015,925	65.8%	$991,024	71.4%	$2,006,949	68.4%
	Twelve Months Ended December 31, 2015
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$854,728	41.6%	$531,152	42.4%	$1,385,880	41.9%
Labor	219,495	10.7%	156,357	12.5%	375,852	11.4%
Overhead	282,132	13.7%	182,501	14.6%	464,633	14.0%
Other/Warranty	5,926	0.3%	27,891	2.2%	33,817	1.0%
Total cost of sales	$1,362,281	66.3%	$897,901	71.7%	$2,260,182	68.3%

Cost of sales decreased by $253.2 million to $2,006.9 million in 2016 compared to $2,260.2 million in the same period of 2015. For the twelve months ended 2016, cost of sales as a percentage of sales was 68.4% compared to 68.3% in the same period of 2015.

Freight Segment cost of sales decreased 0.5% as a percentage of sales to 65.8% in 2016 compared to 66.3% for the same period of 2015. The decrease as a percentage of sales is primarily related to sales with lower material content, lower overall material costs due to ongoing sourcing efforts, and decreases in various commodity prices partially offset by an increase in overhead costs as a percentage of sales which is primarily due to certain fixed overhead costs.

Transit Segment cost of sales decreased 0.3% as a percentage of sales to 71.4% in 2016 compared to 71.7% for the same period in 2015. The decrease is primarily due to better margin performance from prior year acquisitions and ongoing sourcing savings. These benefits were partially offset by $13.8 million of costs related to adjustments on certain long-term contracts.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $28.9 million in 2016 compared to $35.4 million in 2015.

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2016	Percentage of Sales	2015	Percentage of Sales
Selling, general and administrative expenses	$371,805	12.7%	$347,373	10.5%
Engineering expenses	71,375	2.4%	71,213	2.2%
Amortization expense	22,698	0.8%	21,663	0.7%
Total operating expenses	$465,878	15.9%	$440,249	13.4%

Total operating expenses were 15.9% and 13.4% of sales for 2016 and 2015, respectively. Selling, general, and administrative expenses increased $24.4 million, or 7.0%, primarily due to $38.9 million of costs related to the Faiveley acquisition and $5.4 million in costs related to restructuring activity. These costs were partially offset by lower incentive and non-cash compensation expense and the effects of foreign exchange. Engineering expense was consistent with the prior year. Amortization expense increased $1.0 million due to amortization of intangibles associated with acquisitions.

The following table shows our segment operating expenses:

	For the year ended December 31,
In thousands	2016	2015	Percent Change
Freight Segment	$182,718	$208,773	(12.5)%
Transit Segment	225,620	205,415	9.8%
Corporate	57,540	26,061	120.8%
Total operating expenses	$465,878	$440,249	5.8%

Freight Segment operating expenses decreased $26.1 million, or 12.5%, in 2016 and increased 160 basis points to 11.8% of sales. The decrease is primarily attributable to reduced sales volumes and realized benefits associated with the cost saving initiatives undertaken in 2016 partially offset by $8.8 million of incremental operating expenses from acquisitions.

Transit Segment operating expenses increased $20.2 million, or 9.8%, in 2016 and decreased 10 basis points to 16.3% of sales. The increase is primarily related to $26.2 million of incremental operating expenses related to acquisitions and $7.1 million related to the Faiveley Transport transaction. This increase is partially offset by lower operating expenses due to foreign exchange.

Corporate non-allocated operating expenses increased $31.5 million in 2016 primarily due to $31.8 million of costs related to the Faiveley acquisition partially offset by realized benefits from cost saving initiatives in 2016.

Interest expense, net Overall interest expense, net, increased $25.7 million in 2016 due to a higher overall debt balance in 2016 compared to 2015, primarily related to the Faiveley Transport acquisition and $14.9 million of debt refinancing costs. Refer to Note 8 of “Notes to Condensed Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional information on debt.

Other expense, net Other expense, net, decreased $2.3 million to $3.0 million for 2016, compared to 2015 primarily due to foreign exchange adjustments.

Income taxes The effective income tax rate was 24.1% and 31.9% in 2016 and 2015, respectively. The decrease in the effective rate is primarily the result of an enacted tax rate change which reduces the corporate income tax rate in France and a higher earnings mix in lower tax rate jurisdictions, partially offset by 2016 transaction charges related to the acquisition of Faiveley Transport that are not deductible.

Liquidity and Capital Resources

Liquidity is provided by operating cash flow and borrowings under the Company’s unsecured credit facility with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data:

	For the year ended December 31,
In thousands	2017	2016	2015
Cash provided by (used for):
Operating activities	$188,811	$450,530	$450,844
Investing activities	(275,729)	(775,065)	(380,136)
Financing activities:
Proceeds from debt	1,216,740	1,875,000	787,400
Payments of debt	(1,269,537)	(1,102,748)	(612,680)
Stock repurchases	—	(212,176)	(387,787)
Cash dividends	(42,218)	(32,430)	(26,963)
Other	(2,416)	(4,675)	(11,468)

Operating activities. Cash provided by operations in 2017 was $188.8 million compared with $450.5 million in 2016. In comparison to 2016, cash provided by operations decreased due to unfavorable working capital performance and lower net income of $51.1 million. The major components of working capital were as follows: an unfavorable change of $88.4 million in accounts receivable primarily due to higher sales, an unfavorable change in accounts payable of $72.8 million due to the timing of payments to suppliers, an unfavorable change of $25.4 million in other assets and liabilities primarily due to an unfavorable change in accrued liabilities due to payments related to contract liabilities, accrued expenses, and acquisition costs in 2017, and an unfavorable change in inventory of $54.3 million due to efforts to ramp up production in anticipation of stronger product demand in 2018.

Cash provided by operations in 2016 was $450.5 million compared with $450.8 million in 2015. In comparison to 2015, cash provided by operations in 2016 changed due to favorable working capital requirements partially offset by lower operating results. The favorable working capital requirements primarily related to a $57.7 million favorable change in accounts payable principally due to the timing of payments, $25.2 million favorable change in inventory driven by successful efforts to control the amount of inventory on hand. These favorable changes in working capital were partially offset by an unfavorable change in accrued income taxes of $33.5 million driven by lower income taxes owed at the end of 2016 given the decrease in pretax income.

Investing activities. In 2017, 2016 and 2015, cash used in investing activities was $275.7 million, $775.1 million and $380.1 million, respectively. The major components of the cash outflow in 2017 were planned additions to property, plant, and equipment of $89.5 million for continued investments in our facilities and manufacturing processes and $921.5 million in net cash paid for acquisitions. These outflows were partially offset by $734.0 million in cash released from escrow related to the Faiveley acquisition. This compares to $50.2 million for property, plant, and equipment and $183.1 million in net cash paid for acquisitions in 2016. Additionally in 2016, $744.7 million of cash was deposited into escrow to finance the purchase of the noncontrolling interest of Faiveley Transport, which was partially offset by $202.9 million of cash deposited into escrow to finance the purchase of a controlling interest in Faiveley Transport in 2015 and subsequently released from escrow in 2016. Refer to Note 3 of “Notes to Condensed Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional information on acquisitions.

Financing activities. In 2017, cash used for financing activities was $97.4 million, which included $1,216.7 million in proceeds from the revolving credit facility, $1,269.5 million in repayments of debt, and $42.2 million of dividend payments. In 2016, cash provided by financing activities was $523.0 million, which included $1,125.0 million in proceeds from the revolving credit facility debt, $770.0 million of repayments of debt on the revolving credit facility, $332.7 million in repayments of other debt, which was primarily driven by repayments of debt acquired from the purchase of Faiveley Transport, $750.0 million of new borrowings on the 2026 Senior Notes, $32.4 million of dividend payments and $212.2 million of Wabtec stock repurchases.

The following table shows outstanding indebtedness at December 31, 2017 and 2016:

	December 31,
In thousands	2017	2016
3.45% Senior Notes due 2026, net of unamortized debt issuance costs of $2,345 and $2,526	$747,655	$747,474
4.375% Senior Notes due 2023, net of unamortized discount and debt issuance costs of $1,433 and $1,690	248,567	248,310
Revolving Credit Facility and Term Loan, net of unamortized debt issuance costs of $2,451 and $3,850	853,124	796,150
Schuldschein Loan	11,998	98,671
Other Borrowings	6,860	1,153
Capital Leases	2,324	1,018
Total	1,870,528	1,892,776
Less - current portion	47,225	129,809
Long-term portion	$1,823,303	$1,762,967

Wabtec’s acquisition of the controlling stake of Faiveley Transport triggered the early repayment of a syndicated loan and the mandatory offer to investors to repay the US and Schuldschein private placements. Both the syndicated loan and US private placements were repaid in full in December 2016.

3.45% Senior Notes Due 2026

In October 2016, the Company issued $750.0 million of Senior Notes due 2026 (the “2016 Notes”). The 2016 Notes were issued at 99.965% of face value. Interest on the 2016 Notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The proceeds were used to finance the cash portion of the Faiveley Transport acquisition, refinance Faiveley Transport’s indebtedness, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.7 million of deferred financing costs related to the issuance of the 2016 Notes.

The 2016 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2016 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2016 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

4.375% Senior Notes Due 2023

In August 2013, the Company issued $250.0 million of Senior Notes due 2023 (the “2013 Notes”). The 2013 Notes were issued at 99.879% of face value. Interest on the 2013 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The proceeds were used to repay debt outstanding under the Company’s existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.6 million of deferred financing costs related to the issuance of the 2013 Notes.

The 2013 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2013 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2013 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended its existing revolving credit facility with a consortium of commercial banks. This “2016 Refinancing Credit Agreement” provides the Company with a $1.2 billion, 5 year revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing cost related to the 2016 Refinancing Credit Agreement. The facility expires on June 22, 2021. The 2016 Refinancing Credit Agreement borrowings bear variable interest rates indexed as described below. At December 31, 2017, the Company had available bank borrowing capacity, net of $35.4 million of letters of credit, of approximately $679.0 million, subject to certain financial covenant restrictions.

The Term Loan was drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw on November 25, 2016.

Under the 2016 Refinancing Credit Agreement, the Company may elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.50% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin is 0 basis points and the Alternate Rate margin is 175 basis points.

At December 31, 2016, the weighted average interest rate on the Company’s variable rate debt was 2.92%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date was November 7, 2016. The impact of the interest rate swap agreement converted a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value was fixed at 1.415% plus the Alternate Rate margin. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for these agreements, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2016 Refinancing Credit Agreement limits the Company’s ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to EBITDA ratio of 3.25. The Company is in compliance with the restrictions and covenants of the 2016 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing our operating activities.

Schuldschein Loan, Due 2016

In conjunction with the acquisition of Faiveley Transport, Wabtec acquired $137.2 million of a Schuldshein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, the Company repaid $125.3 million of the outstanding Schuldschein loan. The remaining balance of $12.0 million as of December 31, 2017 matures on March 5, 2024 and bears a fixed rate of 4.00%.

Contractual Obligations and Off-Balance Sheet Arrangements

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and has certain contingent commitments such as debt guarantees. The Company has grouped these contractual obligations and off-balance sheet arrangements into operating activities, financing activities, and investing activities in the same manner as they are classified in the Statement of Consolidated Cash Flows to provide a better understanding of the nature of the obligations and arrangements and to provide a basis for comparison to historical information. The table below provides a summary of contractual obligations and off-balance sheet arrangements as of December 31, 2017:

In thousands	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating activities:
Purchase obligations(1)	$148,598	$22,871	$64,661	$17,850	$43,216
Operating leases(2)	187,406	31,647	53,024	36,694	66,041
Pension benefit payments(3)	174,551	15,651	32,185	34,622	92,093
Postretirement benefit payments(4)	11,371	1,254	2,455	2,354	5,308

In thousands	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Financing activities:
Interest payments(5)	365,772	62,573	104,500	89,582	109,117
Long-term debt(6)	1,870,528	47,225	331,460	483,587	1,008,256
Dividends to shareholders(7)	46,096	46,096	—	—	—
Other:
Standby letters of credit(8)	36,803	12,704	4,314	16,690	3,095
Total	$2,841,125	$240,021	$592,599	$681,379	$1,327,126
(1)	Purchase obligations represent non-cancelable contractual obligations at December 31, 2017. In addition, the Company had $368.3 million of open purchase orders for which the related goods or services had not been received. Although open purchase orders are considered enforceable and legally binding, their terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.
(2)	Future minimum payments for operating leases are disclosed by year in Note 14 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(3)	Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Pension benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets and rate of compensation increases. The Company expects to contribute about $7.3 million to pension plan investments in 2018. See further disclosure in Note 9 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(4)	Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Postretirement payments are based on actuarial estimates using current assumptions for discount rates and health care costs. See further disclosure in Note 9 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(5)	Interest payments are payable May and November of each year at 3.45% of $750 million Senior Notes due in 2026. Interest payments are payable February and August of each year at 4.375% of $250 million Senior Notes due in 2023. Interest payments for the Revolving Credit Facility and Capital Leases are based on contractual terms and the Company’s current interest rates.
(6)	Scheduled principal repayments of outstanding loan balances are disclosed in Note 8 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(7)	Shareholder dividends are subject to approval by the Company’s Board of Directors, currently at an annual rate of approximately $46.1 million.
(8)	The $36.8 million of standby letters of credit is comprised of $35.3 million in outstanding letters of credit for performance and bid bond purposes and $1.5 million in interest, which expire in various dates through 2050. Amounts include interest payments based on contractual terms and the Company’s current interest rate.

The above table does not reflect uncertain tax positions of $6.9 million, the timing of which are uncertain except for $5.2 million that may become payable during 2017. Refer to Note 10 of the “Notes to Consolidated Financial Statements” for additional information on uncertain tax positions.

Obligations for operating activities. The Company has entered into $148.6 million of material long-term non-cancelable materials and supply purchase obligations. Operating leases represent multi-year obligations for rental of facilities and equipment. Estimated pension funding and post-retirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases and health care cost trend rates. Benefits paid for pension obligations were $16.0 million and $13.3 million in 2017 and 2016, respectively. Benefits paid for post-retirement plans were $1.2 million and $0.9 million in 2017 and in 2016, respectively.

Obligations for financing activities. Cash requirements for financing activities consist primarily of long-term debt repayments, interest payments and dividend payments to shareholders. The Company has historically paid quarterly dividends to shareholders, subject to quarterly approval by our Board of Directors, currently at a rate of approximately $46.1 million annually.

The Company arranges for performance bonds to be issued by third party insurance companies to support certain long term customer contracts. At December 31, 2017, the initial value of performance bonds issued on the Company’s behalf is about $461 million.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia, and South Africa;
•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
•	reliance on major original equipment manufacturer customers;
•	original equipment manufacturers’ program delays;
•	demand for services in the freight and passenger rail industry;
•	demand for our products and services;
•	orders either being delayed, canceled, not returning to historical levels, or reduced or any combination of the foregoing;
•	consolidations in the rail industry;
•	continued outsourcing by our customers;
•	industry demand for faster and more efficient braking equipment;
•	fluctuations in interest rates and foreign currency exchange rates; or
•	availability of credit;

Operating factors

•	supply disruptions;
•	technical difficulties;
•	changes in operating conditions and costs;
•	increases in raw material costs;
•	successful introduction of new products;
•	performance under material long-term contracts;
•	labor relations;
•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;
•	completion and integration of acquisitions, including the acquisition of Faiveley Transport; or
•	the development and use of new technology;

Competitive factors

•	the actions of competitors; or
•	the outcome of negotiations with partners, suppliers, customers or others;

Political/governmental factors

•	political stability in relevant areas of the world;
•	future regulation/deregulation of our customers and/or the rail industry;
•	levels of governmental funding on transit projects, including for some of our customers;
•	political developments and laws and regulations, including those related to Positive Train Control; or
•	federal and state income tax legislation; and
•	the outcome of negotiations with governments.

Statements in this 10-K apply only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Critical Accounting Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires Management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for allowance for doubtful accounts, inventories, the testing of goodwill and other intangibles for impairment, warranty reserves, pensions and other postretirement benefits, stock based compensation and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company’s financial statements at any given time. Despite these inherent limitations, Management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in Notes 2 and 17, respectively, in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

A summary of the Company’s significant accounting policies is included in Note 2 in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report and is incorporated by reference herein. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company’s operating results and financial condition.

Accounts Receivable and Allowance for Doubtful Accounts:

Description The Company provides an allowance for doubtful accounts to cover anticipated losses on uncollectible accounts receivable.

Judgments and Uncertainties The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Effect if Actual Results Differ From Assumptions If our estimates regarding the collectability of troubled accounts, and/or our actual losses within our receivable portfolio exceed our historical experience, we may be exposed to the expense of increasing our allowance for doubtful accounts.

Inventories:

Description Inventories are stated at the lower of cost or market and are reviewed to ensure that an adequate provision is recognized for excess, slow moving and obsolete inventories.

Judgments and Uncertainties Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead. The Company compares inventory components to prior year sales history and current backlog and anticipated future requirements. To the extent that inventory parts exceed estimated usage and demand, a reserve is recognized to reduce the carrying value of inventory. Also, specific reserves are established for known inventory obsolescence.

Effect if Actual Results Differ From Assumptions If the market value of our products were to decrease due to changing market conditions, the Company could be at risk of incurring write-downs to adjust inventory value to a market value lower than stated cost. If our estimates regarding sales and backlog requirements are inaccurate, we may be exposed to the expense of increasing our reserves for slow moving and obsolete inventory.

Goodwill and Indefinite-Lived Intangibles:

Description Goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The Company performs its annual impairment test during the fourth quarter and more frequently when indicators of impairment are present. The Company reviews goodwill for impairment at the reporting unit level. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill).

Judgments and Uncertainties A number of significant assumptions and estimates are involved in the application of the impairment test, including the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such amount.

Effect if Actual Results Differ From Assumptions Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual amounts realized may differ from those used to evaluate the impairment of goodwill. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to impairment losses that could be material to our results of operations. For example, based on the quantitative analysis performed as of October 1, 2017, a decline in the terminal growth rate by 50 basis points would decrease fair market value by $334 million, or an increase in the weighted-average cost of capital by 100 basis points would result in a decrease in fair market value by $984 million. Even with such changes the fair value of the reporting units would be greater than their net book values, necessitating no Step 2 calculations. See Note 2 in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional discussion regarding impairment testing.

Warranty Reserves:

Description The Company provides warranty reserves to cover expected costs from repairing or replacing products with durability, quality or workmanship issues occurring during established warranty periods.

Judgments and Uncertainties In general, reserves are provided for as a percentage of sales, based on historical experience. In addition, specific reserves are established for known warranty issues and their estimable losses.

Effect if Actual Results Differ From Assumptions If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, the Company may be at risk of realizing material gains or losses.

Accounting for Pensions and Postretirement Benefits:

Description The Company provides pension and postretirement benefits for its employees. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality).

Judgments and Uncertainties Significant judgments and estimates are used in determining the liabilities and expenses for pensions and other postretirement benefits. The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. The differences between actual and expected asset returns are recognized in expense using the normal amortization of gains and losses per ASC 715.

Effect if Actual Results Differ From Assumptions If assumptions used in determining the pension and other postretirement benefits change significantly, these costs can fluctuate materially from period to period. The key assumptions in determining the pension and other postretirement expense and obligation include the discount rate, expected return on assets and health care cost trend rate. For example, a 1% decrease or increase in the discount rate used in determining the pension and postretirement expense would increase expense $1.2 million or decrease expense $1.8 million, respectively. A 1% decrease or increase in the discount rate used in determining the pension and postretirement obligation would increase the obligation $53.1 million or decrease the obligation $67.2 million, respectively. A 1% decrease or increase in the expected return on assets used in determining the pension expense would increase or decrease expense $3.0 million. If the actual asset values at December 31, 2017 had been 1% lower, the amortization of losses in the following year would decrease $0.2 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement expense would increase or decrease the expense less than $0.1 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement obligation would increase or decrease the obligation $0.3 million.

Stock-based Compensation:

Description The Company has issued incentive stock units to eligible employees that vest upon attainment of certain cumulative three-year performance goals. The program is structured as a rolling three-year plan; each year starts a new three-year performance cycle with the most recently completed cycle being 2015-2017. No incentive stock units will vest for performance below the three-year cumulative threshold. The Company utilizes an economic profit measure for this performance goal. Economic profit is a measure of the extent to which the Company produces financial results in excess of its cost of capital. Based on the Company’s achievement of the threshold and three-year cumulative performance, the stock units vested can range from 0% to 200% of the shares granted.

Judgments and Uncertainties Significant judgments and estimates are used in determining the estimated three-year performance, which is then used to estimate the total shares expected to vest over the three year vesting cycle and corresponding expense based on the grant date fair value of the award. When determining the estimated three-year performance, the Company utilizes a combination of historical actual results, budgeted results and forecasts. In the initial grant year of a performance cycle, the Company estimates the three-year performance at 100%. As actual performance results for a cycle begin to accumulate and the Company completes its budgeting and forecasting cycles the performance estimates are updated. These judgments and estimates are reviewed and updated on a quarterly basis.

Effect if Actual Results Differ From Assumptions If assumptions used in determining the estimated three-year performance change significantly, stock-based compensation expense related to the unvested incentive stock awards can fluctuate materially from period to period. For example, a 10% decrease or increase in the estimated vesting percentage for incentive stock awards would decrease or increase stock-based compensation expense by approximately $0.7 million and $0.7 million, respectively.

Income Taxes:

Description Wabtec records an estimated liability or benefit for income and other taxes based on what it determines will likely be paid in various tax jurisdictions in which it operates in accordance with ASC 740-10 Accounting for Income Taxes and Accounting for Uncertainty in Income Taxes.

Judgments and Uncertainties The estimate of our tax obligations are uncertain because Management must use judgment to estimate the exposures associated with our various filing positions, as well as realization of our deferred tax assets. ASC 740-10 establishes a recognition and measurement threshold to determine the amount of tax benefit that should be recognized related to uncertain tax positions.

Effect if Actual Results Differ From Assumptions Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. A deferred tax valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition:

Description Revenue is recognized in accordance with ASC 605 “Revenue Recognition.” The Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised at a minimum quarterly and adjustments are reflected in the accounting period as such amounts are determined. Certain pre-production costs relating to long term production and supply contracts have been deferred and will be recognized over the life of the contracts.

Judgments and Uncertainties Revenue is recognized when products have been shipped to the respective customers, title has passed and the price for the product has been determined. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated profit margin percentages. For each contract with revenue recognized using the percentage of completion method, the amount reported as revenue is determined by calculating cost incurred to date as a percentage of the total expected contract costs to determine the percentage of total contract revenue to be recognized in the current period. Due to the size, duration and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, and price adjustment clauses (such as inflation or index-based clauses). Total contract cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. For long-term contracts, revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined. Pre-production costs are recognized over the expected life of the contract usually based on the Company’s progress toward the estimated number of units expected to be delivered under the production or supply contract.

Effect if Actual Results Differ From Assumptions Should market conditions and customer demands dictate changes to our standard shipping terms, the Company may be impacted by longer than typical revenue recognition cycles. The development of expected contract costs and contract profit margin percentages involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Due to the significance of judgment in the estimation process, it is likely that materially different revenue amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined profit margin for all contracts recognized on the percentage of completion method during 2017 had been estimated to be higher or lower by 1%, it would have increased or decreased revenue and gross profit for the year by approximately $29.8 million. A few of our contracts are expected to be completed in a loss position. Provisions are made currently for estimated losses on uncompleted contracts. A charge to expense for unrecognized portions of pre-production costs could be realized if the Company’s estimate of the number of units to be delivered changes or the underlying contract is cancelled.

Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In the ordinary course of business, Wabtec is exposed to risks that increases in interest rates may adversely affect funding costs associated with its variable-rate debt. The Company’s variable rate debt represents 38% and 36% of total long-term debt at December 31, 2017 and 2016, respectively. On an annual basis, a 1% change in the interest rate for variable rate debt at December 31, 2017 would increase or decrease interest expense by about $7.1 million.

To reduce the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into interest rate swap agreements which effectively converted a portion of the debt from a variable to a fixed-rate borrowing during the term of the swap contracts. Refer to “Financial Derivatives and Hedging Activities” in Note 2 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional information regarding interest rate risk.

Foreign Currency Exchange Risk

The Company is subject to certain risks associated with changes in foreign currency exchange rates to the extent our operations are conducted in currencies other than the U.S. dollar. For the year ended December 31, 2017, approximately 34% of Wabtec’s net sales were in the United States, 9% in the United Kingdom, 7% in

Canada, 6% in France, 5% in China, 5% in Germany, 4% in Australia, 4% in Mexico, 4% in India, 4% in Italy, 2% in Brazil, and 16% in other international locations. (See Note 20 of “Notes in Consolidated Financial Statements” included in Part IV, Item 15 of this report). To reduce the impact of changes in currency exchange rates, the Company has periodically entered into foreign currency forward contracts. Refer to “Financial Derivatives and Hedging Activities” in Note 2 of “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report for more information regarding foreign currency exchange risk.

Our market risk exposure is not substantially different from our exposure at December 31, 2016.

Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial statements and supplementary data are set forth in Item 15 of Part IV hereof.

Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent registered public accountants.

Item 9A.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Wabtec’s principal executive officer and its principal financial officer have evaluated the effectiveness of Wabtec’s “disclosure controls and procedures,” (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2017. Based upon their evaluation, the principal executive officer and principal financial officer concluded that Wabtec’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by Wabtec in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to provide reasonable assurance that information required to be disclosed by Wabtec in such reports is accumulated and communicated to Wabtec’s Management, including its principal executive officer and principal finance officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in Wabtec’s “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, Wabtec’s internal control over financial reporting. Management’s annual report on internal control over financial reporting and the attestation report of the registered public accounting firm are included in Part IV, Item 15 of this report.

Management’s Report on Internal Control over Financial Reporting

Management’s Report on Internal Control Over Financial Reporting appears on page 0 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Ernst & Young LLP’s attestation report on internal control over financial reporting appears on page 0 and is incorporated herein by reference.

Item 9B.	OTHER INFORMATION

None.

PART III

Items 10 through 14.

In accordance with the provisions of General Instruction G(3) to Form 10-K, the information required by Item 10 (Directors, Executive Officers and Corporate Governance), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), Item 13 (Certain Relationships and Related Transactions, and Director Independence) and Item 14 (Principal Accounting Fees and Services) is incorporated herein by reference from the Company’s definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 7, 2018, except for the Equity Compensation Plan Information required by Item 12, which is set forth in the table below. The definitive Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2017. Information relating to the executive officers of the Company is set forth in Part I.

Wabtec has adopted a Code of Ethics for Senior Officers which is applicable to our executive officers. As described in Item 1 of this report the Code of Ethics for Senior Officers is posted on our website at www.wabtec.com. In the event that we make any amendments to or waivers from this code, we will disclose the amendment or waiver and the reasons for such on our website.

This table provides aggregate information as of December 31, 2017 concerning equity awards under Wabtec’s compensation plans and arrangements.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders	983,512	$40.62	3,192,453
Equity compensation plans not approved by shareholders	—	—	—
Total	983,512	$40.62	3,192,453

PART IV

Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The financial statements, financial statement schedules and exhibits listed below are filed as part of this annual report:

		Filing Method
	Exhibits
2.1	Share Purchase Agreement among Financiere Faiveley S.A., Famille Faiveley Participations Francois Faiveley, Erwan Faiveley, FW Acquisition, LLC and Wabtec Corporation dated as of October 6, 2015	16
2.2	Tender Offer Agreement among Faiveley Transport S.A., FW Acquisition, LLC, and Wabtec Corporation dated as of October 6, 2015	16
2.3	Shareholder’s Agreement among Financiere Faiveley S.A., FW Acquisition, LLC, and Wabtec Corporation dated as of October 6, 2015	16
2.4	Amendment No. 1 to Share Purchase Agreement among Mr. Erwan Faiveley, Wabtec France, and Wabtec Corporation dated as of October 24, 2016	17
2.5	Amendment No. 1 to Tender Offer Agreement among Faiveley Transport, S.A., Wabtec France, and Wabtec Corporation dated as of October 24, 2016	17
2.6	Amendment No. 1 to Shareholder’s Agreement among Financiere Faiveley S.A., Famille Faiveley Participations, Francois Faiveley, Erwan Faiveley, and Wabtec Corporation dated as of dated as of October 24, 2016	17
3.1	Restated Certificate of Incorporation of the Company dated January 30, 1995, as amended December 31, 2003	9
3.2	Certificate of Amendment of Restated Certificate of Incorporation dated May 14, 2013	11
3.3	Amended By-Laws of the Company, effective May 14, 2014	8
4.1	Indenture, dated August 8, 2013 by and between the Company and Wells Fargo, National Association, as Trustee	12
4.2	First Supplemental Indenture, dated August 8, 2013, by and between the Company and Wells Fargo Bank, National Association, as Trustee	12
4.3	Form of 4.375% Senior Note due 2023 (included in Exhibit 4.2)	12

		Filing Method
4.4	Second Supplemental Indenture, dated November 3, 2016, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee	19
4.5	Third Supplemental Indenture, dated November 3, 2016, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee	19
4.6	Form of 3.450% Senior Note due 2026 (included in Exhibit 4.5)	19
4.7	Fourth Supplemental Indenture, dated February 9, 2017, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee	20
4.8	Fifth Supplemental Indenture, dated April 28, 2017, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee	21
4.9	Sixth Supplemental Indenture, dated June 21, 2017, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee.	22
10.1	Agreement of Sale and Purchase of the North American Operations of the Railway Products Group, an operating division of American Standard Inc. (now known as Trane), dated as of 1990 between Rail Acquisition Corp. and American Standard Inc. (only provisions on indemnification are reproduced)	2
10.2	Letter Agreement (undated) between the Company and American Standard Inc. (now known as Trane) on environmental costs and sharing	2
10.3	Purchase Agreement dated as of June 17, 1992 among the Company, Schuller International, Inc., Manville Corporation and European Overseas Corporation (only provisions on indemnification are reproduced)	2
10.4	Westinghouse Air Brake Company 1995 Non-Employee Directors’ Fee and Stock Option Plan, as amended and restated*	4
10.5	Westinghouse Air Brake Technologies Corporation 2000 Stock Incentive Plan, as amended*	4
10.6	Employment Agreement with Albert J. Neupaver, dated February 1, 2006*	3
10.7	Form of Restricted Stock Agreement*	10
10.8	Westinghouse Air Brake Technologies Corporation 2011 Stock Incentive Plan as amended and restated*	5
10.9	Stock Purchase Agreement, by and among the Company, Standard Car Truck Company and Robclif, Inc., dated September 12, 2008	6
10.10
Second Amended and Restated Refinancing Credit Agreement, dated as of June 22, 2016, by and among the Company, Wabtec Cooperatief UA, as borrowers, certain subsidiaries of the Company as guarantors and the lenders party thereto and PNC Bank, National Association, as Administrative Agent, PNC Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Inc., JPMorgan Chase Bank, N.A., HSBC Bank, USA, National Association and Société Générale, as Joint Lead Arrangers and Joint Bookrunners, Bank of America, National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents, and HSBC Bank USA, National Association and Société Générale, as Co-Documentation Agents.
		14
10.11	First Amendment to Second Amended and Restated Refinancing Credit Agreement, dated as of April 19, 2017, by and among the Company, Wabtec Cooperatief UA, as a borrower, certain subsidiaries of the Company as guarantors, the lenders party thereto and PNC Bank, National Association, as Administrative Agent.	21
10.12	Second Amendment to Second Amended and Restated Refinancing Credit Agreement, dated as of October 11, 2017, by and among the Company, Wabtec Cooperatief UA, as a borrower, certain subsidiaries of the Company as guarantors, the lenders party thereto and PNC Bank, National Association, as Administrative Agent.	23

		Filing Method
10.12	Form of Employment Continuation Agreement entered into by the Company with Albert J. Neupaver, Raymond T. Betler, David L. DeNinno, Patrick D. Dugan, Scott E. Wahlstrom, Michael E. Fetsko, Timothy R. Wesley and John A Mastalerz Jr.*	7
10.13	Amended and Restated Employment Agreement with Stephane Rambaud-Measson dated October 24, 2016*	20
10.14	Amended and Restated Employment Agreement with Guillaume Bouhours dated October 24, 2016*	20
10.15	Wabtec Corporation Deferred Compensation Plan for Executive Officers and Directors as adopted December 10, 2009*	10
10.16	Form of Agreement for Nonstatutory Stock Option under the 1995 Non-Employee Directors’ Fee and Stock Option Plan, as amended and restated*	10
10.17	Form of Agreement for Nonstatutory Stock Options under 2000 Stock Incentive Plan, as amended*	10
10.18	Form of Agreement for Nonstatutory Stock Options under 2011 Stock Incentive Plan as amended and restated*	10
21.0	List of subsidiaries of the Company	1
23.1	Consent of Ernst & Young LLP	1
23.2	Consent of Independent Accountants	1
31.1	Rule 13a-14(a)/15d-14(a) Certifications	1
31.2	Rule 13a-14(a)/15d-14(a) Certifications	1
32.1	Section 1350 Certifications	1
101.INS	XBRL Instance Document.	1
101.SCH	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	1
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	1
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	1
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	1
1	Filed herewith.
2	Filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 33-90866).
3	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q (File No. 033-90866) for the period ended March 31, 2006.
4	Filed as an Annex to the Company’s Schedule 14A Proxy Statement (File No. 1-13782) filed on April 13, 2006.
5	Filed as an Annex to the Company’s Schedule 14A Proxy Statement (File No. 1-13782) filed on March 31, 2011.
6	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q (File No. 1-13782) for the period ended September 30, 2008.
7	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782) dated July 2, 2009.
8	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated May 19, 2014.
9	Filed as an exhibit to the Company’s Annual Report on Form 10-K (File No. 1-13782), dated February 25, 2011.
10	Filed as an exhibit to the Company’s Annual Report on Form 10-K (File No. 1-13782), dated February 22, 2013.
11	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated May 15, 2013.
12	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated August 8, 2013.
13	Filed as an exhibit to the Company’s Annual Report on Form 10-K (File No. 1-13782), dated February 21, 2014.
14	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated June 24, 2016.
15	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated July 30, 2015.
16	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated October 6, 2015.
17	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated October 26, 2016.
18	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated November 1, 2016.
19	Filed as an exhibit to the Company’s Current Report on Form 8-K (File No. 1-13782), dated November 3, 2016.
20	Filed as an exhibit to the Company’s Annual Report on Form 10-K (File No. 1-13782), dated February 28, 2017.
21	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q (File No. 1-13782) for the period ended March 31, 2017.
22	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. 333-219354).
23	Filed as an exhibit to the Company’s Quarterly Report on Form 10-Q (File No. 1-13782) for the period ended September 30, 2017.
*	Management contract or compensatory plan.

MANAGEMENT’S REPORTS TO WABTEC SHAREHOLDERS

Management’s Report on Financial Statements and Practices

The accompanying consolidated financial statements of Westinghouse Air Brake Technologies Corporation and subsidiaries (the “Company”) were prepared by Management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on Management’s best judgments and estimates. The other financial information included in the 10-K is consistent with that in the financial statements.

Management also recognizes its responsibility for conducting the Company’s affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of host countries in which the Company operates and potentially conflicting outside business interests of its employees. The Company maintains a systematic program to assess compliance with these policies.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, Management has conducted an assessment, including testing, using the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Aero Transportation Products (“ATP”), Thermal Transfer Corporation (“TTC”), Semvac Group (“Semvac”), AM General Contractor (“AM General”), and Melett Limited (“Melett”) from its assessment of internal controls over financial reporting as of December 31, 2017 because the Company acquired ATP effective March 13, 2017, TTC effective April 5, 2017, Semvac effective April 28, 2017, AM General effective October 2, 2017, and Melett effective December 4, 2017. ATP, TTC, Semvac, AM General, and Melett are subsidiaries whose total assets represents 1.1%, 0.6%, 0.3%, 0.9%, and 1.5%, respectively, and whose customer revenues represents 0.9%, 0.4%, 0.3%, 0.2%, and 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Based on its assessment, Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2017, based on criteria in Internal Control-Integrated Framework issued by the COSO. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Westinghouse Air Brake Technologies Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Westinghouse Air Brake Technologies Corporation (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and schedule as listed in the Index at Item 15.(2) (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

We did not audit the pre-acquisition historical basis consolidated financial statements of Faiveley Transport S.A., a consolidated subsidiary, which statements reflect total assets constituting 25.9% in 2016, and total revenues constituting 3.8% in 2016 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Faiveley Transport S.A., is based solely on the report of the other auditors. We audited the adjustments necessary to convert the pre-acquisition historical amounts included for Faiveley Transport S.A. to the basis reflected in the Company’s 2016 consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 2002.

Pittsburgh, Pennsylvania
February 26, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board of Faiveley Transport

In our opinion, the consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Faiveley Transport and its subsidiaries as of December 31, 2016 and November 30, 2016, and the results of their operations and their cash flows for the period from November 30, 2016 to December 31, 2016 (not presented separately herein), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Note 3, the company has not applied push down accounting for its acquisition by Wabtec.

PricewaterhouseCoopers Audit

/s/ Philippe Vincent
Partner

Neuilly-sur-Seine, France
February 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Westinghouse Air Brake Technologies Corporation

Opinion on Internal Control over Financial Reporting

We have audited Westinghouse Air Brake Technologies Corporation’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Westinghouse Air Brake Technologies Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Aero Transportation Products (“ATP”), Thermal Transfer Corporation (“TTC”), Semvac Group (“Semvac”), AM General Contractor (“AM General”), and Melett Limited (“Melett”), which are included in the 2017 consolidated financial statements of the Company and constituted 1.1%, 0.6%, 0.3%, 0.9%, and 1.5% of total assets, respectively, as of December 31, 2017 and 0.9%, 0.4%, 0.3%, 0.2%, and 0.1% of revenues, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of ATP, TTC, Semvac, AM General, and Melett.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and schedule as listed in the Index at Item 15.(2) and our report dated February 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 26, 2018

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
In thousands, except shares and par value	2017	2016
Assets
Current Assets
Cash and cash equivalents	$233,401	$398,484
Accounts receivable	800,619	667,596
Unbilled accounts receivable	366,168	274,912
Inventories	742,634	658,510
Deposits in escrow	—	744,748
Other assets	122,291	123,381
Total current assets	2,265,113	2,867,631
Property, plant and equipment	1,026,046	912,230
Accumulated depreciation	(452,074)	(393,854)
Property, plant and equipment, net	573,972	518,376
Other Assets
Goodwill	2,460,103	2,078,765
Other intangibles, net	1,204,432	1,053,860
Other noncurrent assets	76,360	62,386
Total other assets	3,740,895	3,195,011
Total Assets	$6,579,980	$6,581,018
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$552,525	$530,211
Customer deposits	369,716	256,591
Accrued compensation	164,210	145,324
Accrued warranty	137,542	123,190
Current portion of long-term debt	47,225	129,809
Other accrued liabilities	302,112	261,514
Total current liabilities	1,573,330	1,446,639
Long-term debt	1,823,303	1,762,967
Accrued postretirement and pension benefits	103,734	110,597
Deferred income taxes	175,902	245,680
Accrued warranty	15,521	15,802
Other long-term liabilities	59,658	22,508
Total liabilities	3,751,448	3,604,193
Commitment and Contingencies (Note 19)
Equity
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value; 200,000,000 shares authorized: 132,349,534 shares issued and 96,034,352 and 95,425,432 outstanding at December 31, 2017 and December 31, 2016, respectively	1,323	1,323
Additional paid-in capital	906,616	869,951
Treasury stock, at cost, 36,315,182 and 36,924,102 shares, at December 31, 2017 and December 31, 2016, respectively	(827,379)	(838,950)
Retained earnings	2,773,300	2,553,258
Accumulated other comprehensive loss	(44,992)	(379,605)
Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	2,808,868	2,205,977
Noncontrolling interest	19,664	770,848
Total equity	2,828,532	2,976,825
Total Liabilities and Equity	$6,579,980	$6,581,018

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2017	2016	2015
In thousands, except per share data
Net sales	$3,881,756	$2,931,188	$3,307,998
Cost of sales	(2,816,443)	(2,006,949)	(2,260,182)
Gross profit	1,065,313	924,239	1,047,816
Selling, general and administrative expenses	(511,898)	(371,805)	(347,373)
Engineering expenses	(95,166)	(71,375)	(71,213)
Amortization expense	(36,516)	(22,698)	(21,663)
Total operating expenses	(643,580)	(465,878)	(440,249)
Income from operations	421,733	458,361	607,567
Other income and expenses
Interest expense, net	(68,704)	(42,561)	(16,888)
Other (expense) income, net	(966)	(2,963)	(5,311)
Income from operations before income taxes	352,063	412,837	585,368
Income tax expense	(89,773)	(99,433)	(186,740)
Net income	262,290	313,404	398,628
Less: Net income attributable to noncontrolling interest	(29)	(8,517)	—
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Earnings Per Common Share
Basic
Net income attributable to Wabtec shareholders	$2.74	$3.37	$4.14
Diluted
Net income attributable to Wabtec shareholders	$2.72	$3.34	$4.10
Weighted average shares outstanding
Basic	95,453	90,359	96,074
Diluted	96,125	91,141	97,006

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016	2015
In thousands, except per share data
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Foreign currency translation gain (loss)	326,096	(93,684)	(132,899)
Unrealized gain (loss) on derivative contracts	9,799	305	(1,202)
Unrealized gain (loss) on pension benefit plans and post-retirement benefit plans	2,845	(12,021)	26,689
Other comprehensive gain (loss) before tax	338,740	(105,400)	(107,412)
Income tax (expense) benefit related to components of other comprehensive loss	(4,127)	2,514	(9,821)
Other comprehensive income (loss), net of tax	334,613	(102,886)	(117,233)
Comprehensive income attributable to Wabtec shareholders	$596,874	$202,001	$281,395

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2017	2016	2015
In thousands, except per share data
Operating Activities
Net income	$262,290	$313,404	$398,628
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	103,248	69,795	64,734
Stock-based compensation expense	21,287	20,813	26,019
Deferred income taxes	(67,423)	(10,228)	4,981
Loss on disposal of property, plant and equipment	1,907	232	587
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable and unbilled accounts receivable	(68,676)	19,728	21,500
Inventories	(8,955)	45,340	20,147
Accounts payable	(91,722)	(18,932)	(76,650)
Accrued income taxes	47,644	(11,759)	21,740
Accrued liabilities and customer deposits	(18,891)	(11,338)	(14,837)
Other assets and liabilities	8,102	33,475	(16,005)
Net cash provided by operating activities	188,811	450,530	450,844
Investing Activities
Purchase of property, plant and equipment	(89,466)	(50,216)	(49,428)
Proceeds from disposal of property, plant and equipment	1,291	363	1,784
Acquisitions of business, net of cash acquired	(921,537)	(183,113)	(129,550)
Deposit in escrow	733,983	(542,099)	(202,942)
Net cash used for investing activities	(275,729)	(775,065)	(380,136)
Financing Activities
Proceeds from debt	1,216,740	1,875,000	787,400
Payments of debt	(1,269,537)	(1,102,748)	(612,680)
Stock re-purchase	—	(212,176)	(387,787)
Proceeds from exercise of stock options and other benefit plans	4,428	1,983	3,097
Payment of income tax withholding on share-based compensation	(6,844)	(6,658)	(14,565)
Cash dividends ($0.44, $0.36 and $0.28 per share for the years ended December 31, 2017, 2016 and 2015)	(42,218)	(32,430)	(26,963)
Net cash (used for) provided by financing activities	(97,431)	522,971	(251,498)
Effect of changes in currency exchange rates	19,266	(26,143)	(18,868)
(Decrease) increase in cash	(165,083)	172,293	(199,658)
Cash, beginning of year	398,484	226,191	425,849
Cash, end of year	$233,401	$398,484	$226,191

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In thousands, except share and per share data	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total
Balance, December 31, 2014	132,349,534	$1,323	$448,531	(36,075,139)	$(392,262)	$1,909,136	$(159,486)	$1,732	$1,808,974
Cash dividends ($0.28 dividend per share)	—	—	—	—	—	(26,963)	—	—	(26,963)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(2,918)	450,738	4,925	—	—	—	2,007
Stock based compensation	—	—	23,713	—	—	—	—	—	23,713
Net income	—	—	—	—	—	398,628	—	—	398,628
Translation adjustment	—	—	—	—	—	—	(132,899)	—	(132,899)
Unrealized loss on foreign exchange contracts, net of $14 tax	—	—	—	—	—	—	(66)	—	(66)
Unrealized loss on interest rate swap contracts, net of $444 tax	—	—	—	—	—	—	(678)	—	(678)
Change in pension and post-retirement benefit plans, net of $10,279 tax	—	—	—	—	—	—	16,410	—	16,410
Stock re-purchase	—	—	—	(4,889,027)	(387,787)	—	—	—	(387,787)
Balance, December 31, 2015	132,349,534	1,323	469,326	(40,513,428)	(775,124)	2,280,801	(276,719)	1,732	1,701,339
Cash dividends ($0.36 dividend per share)	—	—	—	—	—	(32,430)	—	—	(32,430)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(8,490)	328,245	5,038	—	—	—	(3,452)
Stock based compensation	—	—	17,748	—	—	—	—	—	17,748
Non-controlling interests associated with Faiveley Transport Acquisition	—	—	—	—	—	—	—	760,599	760,599
Net income	—	—	—	—	—	304,887	—	8,517	313,404
Translation adjustment	—	—	—	—	—	—	(93,684)	—	(93,684)
Unrealized loss on foreign exchange contracts, net of $45 tax	—	—	—	—	—	—	(324)	—	(324)
Unrealized gain on interest rate swap contracts, net of $230 tax	—	—	—	—	—	—	354	—	354
Change in pension and post-retirement benefit plans, net of $2,790 tax	—	—	—	—	—	—	(9,232)	—	(9,232)
Stock issued for Faiveley Transport Acquisition	—	—	391,367	6,307,489	143,312	—	—	—	534,679
Stock re-purchase	—	—	—	(3,046,408)	(212,176)	—	—	—	(212,176)
Balance, December 31, 2016	132,349,534	1,323	869,951	(36,924,102)	(838,950)	2,553,258	(379,605)	770,848	2,976,825
Cash dividends ($0.44 dividend per share)	—	—	—	—	—	(42,218)	—	—	(42,218)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(7,361)	608,920	4,945	—	—	—	(2,416)
Stock based compensation	—	—	16,650	—	—	—	—	—	16,650
Acquisition of Faiveley Transport noncontrolling interest	—	—	8,931	—	—	—	—	(751,213)	(742,282)
Net income	—	—	—	—	—	262,261	—	29	262,290
Translation adjustment	—	—	—	—	—	—	326,095	—	326,095
Unrealized gain on foreign exchange contracts, net of $1,763 tax	—	—	—	—	—	—	2,282	—	2,282
Unrealized gain on interest rate swap contracts, net of $1,079 tax	—	—	—	—	—	—	4,689	—	4,689
Change in pension and post-retirement benefit plans, net of $1,300 tax	—	—	—	—	—	—	1,546	—	1,546
Stock issued for Faiveley Transport Acquisition	—	—	18,445	—	6,626	—	—	—	25,071
Balance, December 31, 2017	132,349,534	$1,323	$906,616	(36,315,182)	$(827,379)	$2,773,301	$(44,993)	$19,664	$2,828,532

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Wabtec is one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries and our products can be found in more than 100 countries throughout the world. In 2017, about 66% of the Company’s revenues came from customers outside the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and all subsidiaries that it controls. For consolidated subsidiaries in which the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as noncontrolling interests. These statements have been prepared in accordance with U.S. generally accepted accounting principles. Sales between subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation.

Cash Equivalents Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Allowance for Doubtful Accounts The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The allowance for doubtful accounts was $12.3 million and $7.3 million as of December 31, 2017 and 2016, respectively.

Inventories Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead.

Property, Plant and Equipment Property, plant and equipment additions are stated at cost. Expenditures for renewals and improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed as incurred. The Company computes book depreciation principally on the straight-line method. Accelerated depreciation methods are utilized for income tax purposes.

Leasing Arrangements The Company conducts a portion of its operations from leased facilities and finances certain equipment purchases through lease agreements. In those cases in which the lease term approximates the useful life of the leased asset or the lease meets certain other prerequisites, the leasing arrangement is classified as a capital lease. The remaining arrangements are treated as operating leases.

Goodwill and Intangible Assets Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles (with definite lives) are amortized on a straight-line basis over their estimated economic lives. Amortizable intangible assets are reviewed for impairment when indicators of impairment are present. The Company tests goodwill and indefinite-lived intangible assets for impairment at the reporting unit level and at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed, and also tests for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Periodically, Management of the Company assesses whether or not an indicator of impairment is present that would necessitate an impairment analysis be performed.

For 2017, the Company opted to proceed directly to the two-step quantitative impairment test for all reporting units with goodwill. In the first step of the quantitative assessment, our assets and liabilities, including existing goodwill and other intangible assets, are assigned to the identified reporting units to determine the carrying value of the reporting units. The income approach and the market approach are weighted at 50% and 50%, respectively, in arriving at fair value. The discounted cash flow model requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins and capital expenditures for the reporting units. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the years forecasted by the reporting units), as well as projections of future operating margins. The market approach requires several assumptions including EBITDA

(earnings before interest, taxes, depreciation and amortization) multiples for comparable companies that operate in the same markets as the Company’s reporting units. The estimated fair value of all reporting units was substantially in excess of its respective carrying value, which resulted in a conclusion that no impairment existed.

Additionally, the Company proceeded directly to the quantitative impairment test for some trade names with indefinite lives. The fair value of all trade names subject to the quantitative impairment test exceeded its respective carrying value, resulting in a conclusion that no impairment existed. For trade names not subject to the quantitative testing, the Company opted to perform a qualitative trade name impairment assessment and determined from the qualitative assessment that it was not more likely than not that the estimated fair values of the trade names were less than their carrying values; therefore, no further analysis was required. In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a trade name is less than its carrying amount, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the trade name. The identification of relevant events and circumstances and how these may impact a trade name’s fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events, share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

Warranty Costs Warranty costs are accrued based on Management’s estimates of repair or upgrade costs per unit and historical experience. Warranty expense was $50.4 million, $28.9 million and $35.4 million for 2017, 2016 and 2015, respectively. Accrued warranty was $153.1 million and $139.0 million at December 31, 2017 and 2016, respectively.

Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws. The provision for income taxes includes federal, state and foreign income taxes.

Stock-Based Compensation The Company recognizes compensation expense for stock-based compensation based on the grant date fair value amortized ratably over the requisite service period following the date of grant.

Financial Derivatives and Hedging Activities The Company has entered into foreign currency forward contracts to reduce the impact of changes in currency exchange rates. Foreign currency forward contracts are agreements with a counterparty to exchange two distinct currencies at a set exchange rate for delivery on a set date at some point in the future. There is no exchange of funds until the delivery date. At the delivery date, the Company can either take delivery of the currency or settle on a net basis. For further information regarding the foreign currency forward contracts, see Footnote 17.

To reduce the impact of interest rate changes on a portion of its variable-rate debt, the Company has entered into an interest rate swap agreement with a notional value of $150 million. As of December 31, 2017, the Company has recorded a current liability of $1.2 million and a corresponding offset in accumulated other comprehensive loss of $0.7 million, net of tax, related to these agreements. For further information regarding the interest rate swap agreement, see Footnote 17.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company’s Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the period. Foreign currency gains and losses resulting from transactions, and the translation of financial statements are recorded in the Company’s consolidated financial statements based upon the provisions of Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters.” The effects of currency exchange rate changes on intercompany transactions and balances of a long-term investment nature are accumulated and carried as a component of accumulated other comprehensive loss. The effects of currency exchange rate changes on intercompany transactions that are denominated in a currency other than an entity’s functional currency are charged or credited to earnings. Foreign exchange transaction losses recognized in other (expense) income, net were $6.6 million, $4.0 million and $4.7 million for 2017, 2016 and 2015, respectively.

Noncontrolling Interests In accordance with ASC 810, the Company has classified noncontrolling interests as equity on our condensed consolidated balance sheets as of December 31, 2017 and 2016. Net income attributable to noncontrolling interests was $8.5 million for the year ended December 31, 2016. Net income attributable to noncontrolling interest was not material for the years ended December 31, 2017 and 2015. Other comprehensive income attributable to noncontrolling interests for the years ended December 31, 2017, 2016 and 2015 was not material.

Revenue Recognition Revenue is recognized in accordance with ASC 605 “Revenue Recognition,” The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for quantity rebates and sales returns and allowances as an offset to revenue in the same period the related revenue is recognized, based upon its experience. These items are included as a reduction in deriving net sales.

In general, the Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined. Provisions are made currently for estimated losses on uncompleted contracts. Unbilled accounts receivables were $366.2 million and $274.9 million, customer deposits were $369.7 million and $256.6 million, and provisions for loss contracts were $94.0 million and $60.5 million at December 31, 2017 and 2016, respectively.

Certain pre-production costs relating to long-term production and supply contracts have been deferred and will be recognized over the life of the contracts. Deferred pre-production costs were $20.2 million and $29.4 million at December 31, 2017 and 2016, respectively.

Significant Customers and Concentrations of Credit Risk The Company’s trade receivables are from rail and transit industry original equipment manufacturers, Class I railroads, railroad carriers and commercial companies that utilize rail cars in their operations, such as utility and chemical companies. No one customer accounted for more than 10% of the Company’s consolidated net sales in 2017, 2016 or 2015.

Shipping and Handling Fees and Costs All fees billed to the customer for shipping and handling are classified as a component of net revenues. All costs associated with shipping and handling are classified as a component of cost of sales.

Research and Development Research and development costs are charged to expense as incurred. For the years ended December 31, 2017, 2016 and 2015, the Company incurred costs of approximately $95.2 million, $71.4 million, and $71.2 million, respectively.

Earnings Per Share Basic and diluted earnings per common share is computed in accordance with ASC 260 “Earnings Per Share.” Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and included in the computation of earnings per share pursuant to the two-class method included in ASC 260-10-55. (See Note 11 “Earnings Per Share” included herein)

Reclassifications Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation. Refer to Recently Adopted Accounting Pronouncements below.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, Management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Recently Issued Accounting Pronouncements In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-02 “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this update address certain stranded income tax effects in accumulated other comprehensive income (“AOCI”) resulting from the Tax Cuts and Jobs Act (“TCJA”). Current guidance requires the effect of a change in tax laws or rates on deferred tax balances to be reported in income from continuing operations in the accounting period that includes the period of enactment, even if the related income tax effects were originally charged or credited directly to AOCI. The amount of the reclassification would include the effect of the change in the U.S. federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances, if any, at the date of the enactment of TCJA related to items in AOCI. The updated guidance is effective for reporting periods beginning after December 15, 2018 and is to be applied retrospectively to each period in which the effect of the TCJA related to items remaining in AOCI are recognized or at the beginning of the period of adoption. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-07 “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendments in this update require the service cost component of net benefit costs to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit costs are required to be presented in the income statement separately from the service cost component and outside income from operations. This update also allows the service cost component to be eligible for capitalization when applicable. The ASU is effective for public companies in the fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption was permitted as of the beginning of an annual period. The amendments should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The Company does not expect the adoption of this guidance in 2018 to have a material impact on the Company’s financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The amendments in this update eliminate the requirement to perform Step 2 of the goodwill impairment test. Instead, an entity should perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value up to the carrying amount of the goodwill. The ASU is effective for public companies in the fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The impact of adopting this guidance could result in a change in the overall conclusion as to whether or not a reporting units’ goodwill is impaired and the amount of an impairment charge recognized in the event a reporting units’ carrying value exceeds its fair value. All of the Company’s reporting units had fair values that were greater than the carrying value as of the Company’s last quantitative goodwill impairment test, which was performed as of October 1, 2017.

In November 2016, the FASB issued ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. The amendments in this update require a statement of cash flows to explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for public companies in the fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this guidance in 2018 to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 814)” which requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with terms less than 12 months, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. The ASU is effective for public companies in the fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-9, “Revenue from Contract with Customers.” The ASU will supersede most of the existing revenue recognition requirements in U.S. GAAP and will require entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity’s nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Board voted to propose that the standard would take effect for reporting periods beginning after December 15, 2017 and that early adoption would be allowed as of the original effective date. The impact to results is not anticipated to be material because the analysis of the Company’s current long-term contracts under the new revenue recognition standard supports the recognition of revenue over time under the cost-to-cost method for substantially all of our long-term contracts, which is consistent with our current revenue recognition model. The Company plans to adopt this accounting standard update using the modified retrospective method, with the cumulative effect of initially applying this update recognized in the first reporting period of 2018. The Company has evaluated new disclosure requirements and is implementing appropriate changes to its business processes and controls to support disclosure under the new guidance.

Recently Adopted Accounting Pronouncements In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU simplifies several aspects for the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU became effective for public companies during interim and annual reporting periods beginning after December 15, 2016. In accordance with this update, the Company began recognizing all excess tax deficiencies and tax benefits from share-based payment awards as a benefit or expense to income tax in the income statement. This update has been adopted prospectively in accordance with the ASU and the impact of adoption on the income statement was not material. Additionally, in accordance with this update, the Company began classifying excess income tax benefits from exercise of stock options as an operating activity on the consolidated statement of cash flows. The Company elected to adopt this amendment retrospectively and the impact of the adoption on operating and financing cash flows was not material.

3. ACQUISITIONS

Faiveley Transport

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport S.A. (“Faiveley Transport”) under the terms of a Share Purchase Agreement (“Share Purchase Agreement”). Faiveley Transport is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.
•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.

•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and are considered Level 3. The December 31, 2016 consolidated balance sheet includes the assets and liabilities of Faiveley Transport, which have been measured at fair value. The fair value of the noncontrolling interest was preliminarily determined using the market price of Faiveley Transport’s publicly traded common stock multiplied by the number of publicly traded common shares outstanding at the acquisition date and is considered Level 1. The acquisition of the noncontrolling interest during the three months ended March 31, 2017 resulted in a $8.9 million increase to additional paid-in capital on the consolidated balance sheet which represents the difference in consideration paid to acquire the noncontrolling interest and the carrying value of noncontrolling interest at acquisition.

The following table summarizes the final fair values of the Faiveley Transport assets acquired and liabilities assumed.

In thousands
Assets acquired
Cash and cash equivalents	$178,318
Accounts receivable	439,631
Inventories	205,649
Other current assets	70,930
Property, plant, and equipment	148,746
Goodwill	1,262,350
Trade names	346,328
Customer Relationships	233,529
Patents	1,201
Other noncurrent assets	184,564
Total assets acquired	3,071,246
Liabilities assumed
Current liabilities	819,493
Debt	409,899
Other noncurrent liabilities	335,039
Total liabilities assumed	1,564,431
Net assets acquired	$1,506,815

During the twelve months ended December 31, 2017, the estimated fair values for customer relationships and current liabilities were adjusted by $21.8 million and $65.3 million, respectively, for changes to initial estimates based on information that existed at the date of acquisition. Additionally, the estimated fair values for accounts receivable and current liabilities were adjusted by $2.8 million and $36.2 million, respectively, to correct errors in the preliminary estimated fair values of the Faiveley Transport assets acquired and liabilities assumed. Other noncurrent assets were adjusted by $30.0 million to record the deferred tax impact of these adjustments. As a result of these adjustments and other immaterial adjustments related to changes to initial estimates based on information that existed at the date of acquisition, goodwill increased by $74.1 million. Accounts receivable and current liabilities were adjusted by $64.3 million to correct an error in the preliminary estimated fair values of Faiveley Transport assets and liabilities assumed related to a factoring arrangement with recourse.

Substantially all of the accounts receivable acquired are expected to be collectible. Included in current liabilities is $25.9 million of accrued compensation for acquired share-based stock plans that are obligated to be settled in cash. Contingent liabilities assumed as part of the transaction were not material. These contingent liabilities are related to environmental, legal and tax matters. Contingent liabilities are recorded at fair value in purchase accounting, aside from those pertaining to uncertainty in income taxes which are an exception to the fair value basis of accounting.

Goodwill was calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits, including synergies and assembled workforce, that we expect to achieve as a result of the acquisition. Purchased goodwill is not deductible for tax purposes. The goodwill allocated to the Freight segment is $72.0 million and the goodwill allocated to the Transit segment is $1,190.4 million.

Other Acquisitions

The Company made the following acquisitions operating as a business unit or component of a business unit in the Freight Segment:

•	On December 4, 2017, the Company acquired Melett Limited (“Melett”), a leader in the design, manufacture, and supply of high-quality turbochargers and replacement parts to the turbocharger aftermarket, for a purchase price of approximately $74.0 million, net of cash acquired, resulting in preliminary goodwill of $22.5 million, none of which will be deductible for tax purposes.
•	On April 5, 2017, the Company acquired Thermal Transfer Corporation (“TTC”), a leading provider of heat transfer solutions for industrial applications, for a purchase price of approximately $32.5 million, net of cash acquired, resulting in preliminary goodwill of $16.3 million, all of which will be deductible for tax purposes.
•	On March 13, 2017, the Company acquired Aero Transportation Products (“ATP”), a manufacturer of engineered covering systems for hopper freight cars, for a purchase price of approximately $65.3 million, net of cash acquired, resulting in preliminary goodwill of $29.0 million, all of which will be deductible for tax purposes.
•	On December 14, 2016, the Company acquired Workhorse Rail LLC (“Workhorse”), a supplier of engineered freight car components, mainly for the aftermarket for a purchase price of approximately $43.8 million, net of cash acquired, resulting in goodwill of $22.3 million, 38% of which will be deductible for tax purposes.
•	On November 17, 2016, the Company acquired the assets of Precision Turbo & Engine (“Precision Turbo”), a designer and manufacturer of high-performance, aftermarket turbochargers, wastegates, and heat exchangers for the automotive performance market for a purchase price of approximately $13.9 million, net of cash acquired, resulting in goodwill of $4.2 million, all of which will be deductible for tax purposes.
•	On May 5, 2016, the Company acquired the assets of Unitrac Railroad Materials (“Unitrac”), a leading designer and manufacturer of railroad products and track work services for a purchase price of approximately $14.8 million, net of cash acquired, resulting in goodwill of $2.4 million, all of which will be deductible for tax purposes.

For the Melett, TTC, and ATP acquisitions, the following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisitions. For the Workhorse, Precision Turbo, and Unitrac acquisitions, the following table summarizes the final fair value of assets acquired and liabilities assumed at the date of acquisition.

	Melett	TTC	ATP	Workhorse	Precision Turbo	Unitrac
In thousands	December 4, 2017	April 5, 2017	March 13, 2017	December 14, 2016	November 17, 2016	May 5, 2016
Current assets	$21,068	$3,746	$11,666	$9,137	$4,145	$11,476
Property, plant & equipment	5,917	5,909	5,354	—	1,317	1,768
Goodwill	22,501	16,309	29,034	22,273	4,248	2,442
Other intangible assets	39,259	12,300	25,000	21,500	5,200	1,230
Total assets acquired	88,745	38,264	71,054	52,910	14,910	16,916
Total liabilities assumed	(14,789)	(5,753)	(5,800)	(9,083)	(1,057)	(2,145)
Net assets acquired	$73,956	$32,511	$65,254	$43,827	$13,853	$14,771

The Company made the following acquisitions operating as a business unit or component of a business unit in the Transit Segment:

•	On October 2, 2017, the Company acquired AM General Contractor (“AM General”), a manufacturer of safety systems, mainly for transit rail cars for a purchase price of approximately $10.4 million, net of cash acquired, resulting in preliminary goodwill of $12.9 million, none of which will be deductible for tax purposes.
•	On August 1, 2016, the Company acquired Gerken Group S.A. (“Gerken”), a manufacturer of specialty carbon and graphite products for rail and other industrial applications, for a purchase price of approximately $62.8 million, net of cash acquired, resulting in goodwill of $17.5 million, none of which will be deductible for tax purposes.

For the AM General acquisition, the following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. For the Gerken acquisition, the following table summarizes the final fair value of the assets acquired and liabilities assumed at the date of the acquisition.

	AM General	Gerken
In thousands	October 2, 2017	August 1, 2016
Current assets	$6,611	$32,706
Property, plant & equipment	4,140	7,667
Goodwill	12,943	17,470
Other intangible assets	12,097	30,560
Other assets	—	1,706
Total assets acquired	35,791	90,109
Total liabilities assumed	(25,375)	(27,262)
Net assets acquired	$10,416	$62,847

The acquisitions listed above include escrow deposits of $44.4 million, which may be released to the Company for indemnity and other claims in accordance with the purchase and escrow agreements.

The total goodwill and other intangible assets for acquisitions listed in the tables above was $2,117.8 million, of which $1,389.6 million and $728.2 million was related to goodwill and other intangible assets, respectively. Of the allocation of $728.2 million of acquired intangible assets, $380.9 million was assigned to trade names, $336.9 million was assigned to customer relationships, and $5.0 million was assigned to intellectual property. The trade names are considered to have an indefinite useful life while the intellectual property and customer relationships’ useful life is 20 years.

The Company also made smaller acquisitions not listed above which are individually and collectively immaterial.

The following unaudited pro forma financial information presents income statement results as if the acquisitions listed above had occurred January 1, 2016:

	For the year ended December 31,
In thousands	2017	2016
Net sales	$3,946,244	$4,212,617
Gross profit	1,095,101	1,275,835
Net income attributable to Wabtec shareholders	271,783	349,852
Diluted earnings per share
As Reported	$2.72	$3.34
Pro forma	$2.82	$3.83

The historical consolidated financial information of the Company and the acquisitions detailed above have been adjusted in the pro forma information to give effect to pro forma events that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. Pro forma data may not be indicative of the results that would have been obtained had these acquisitions occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

4. SUPPLEMENTAL CASH FLOW DISCLOSURES

	Year Ended December 31,
In thousands	2017	2016	2015
Interest paid during the year	$75,317	$30,211	$19,372
Income taxes paid during the year, net of amount refunded	$89,379	$121,563	$147,958
Business acquisitions:
Fair value of assets acquired	452,209	3,118,420	156,020
Liabilities assumed	207,788	1,453,382	20,789
Non-controlling interest (acquired) assumed	(738,024)	760,343	—
Stock and cash paid	982,445	904,695	135,231
Less: Cash acquired	35,408	186,903	5,681
Stock used for acquisition	25,500	534,679	—
Net cash paid	$921,537	$183,113	$129,550

5. INVENTORIES

The components of inventory, net of reserves, were:

	December 31,
In thousands	2017	2016
Raw materials	$378,481	$331,465
Work-in-progress	167,390	145,462
Finished goods	196,763	181,583
Total inventories	$742,634	$658,510

6. PROPERTY, PLANT & EQUIPMENT

The major classes of depreciable assets are as follows:

	December 31,
In thousands	2017	2016
Machinery and equipment	$728,257	$645,354
Buildings and improvements	259,561	225,307
Land and improvements	38,228	41,569
Property, plant and equipment	1,026,046	912,230
Less: accumulated depreciation	(452,074)	(393,854)
Total	$573,972	$518,376

The estimated useful lives of property, plant and equipment are as follows:

Years
Land improvements	10 to 20
Building and improvements	20 to 40
Machinery and equipment	3 to 15

Depreciation expense was $66.7 million, $47.1 million, and $43.1 million for 2017, 2016 and 2015, respectively.

7. INTANGIBLES

Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles with definite lives are amortized on a straight-line basis over their estimated economic lives. Goodwill and indefinite lived intangible assets are reviewed annually during the fourth quarter for impairment (See Note 2 “Summary of Significant Accounting Policies” included herein). Goodwill and indefinite live intangible assets were not impaired at December 31, 2017 and 2016.

The change in the carrying amount of goodwill by segment for the year ended December 31, 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Total
Balance at December 31, 2016	$550,902	$1,527,863	$2,078,765
Additions	152,096	34,391	186,487
Foreign currency impact	15,960	178,891	194,851
Balance at December 31, 2017	$718,958	$1,741,145	$2,460,103

As of December 31, 2017 and 2016, the Company’s trade names had a net carrying amount of $603.4 million and $510.5 million, respectively, and the Company believes these intangibles have indefinite lives. Intangible assets of the Company, other than goodwill and trade names, consist of the following:

	December 31,
In thousands	2017	2016
Patents, non-compete and other intangibles, net of accumulated amortization of $43,021 and $40,638	$17,554	$15,360
Customer relationships, net of accumulated amortization of $126,824 and $87,334	583,459	528,068
Total	$601,013	$543,428

The remaining weighted average useful lives of patents, customer relationships and intellectual property were 10 years, 17 years and 15 years respectively. Amortization expense for intangible assets was $36.5 million, $22.7 million, and $21.7 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Estimated amortization expense for the five succeeding years is as follows (in thousands):

2018	$38,059
2019	36,076
2020	34,050
2021	33,777
2022	33,489

8. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
In thousands	2017	2016
3.45% Senior Notes due 2026, net of unamortized debt issuance costs of $2,345 and $2,526	$747,655	$747,474
4.375% Senior Notes due 2023, net of unamortized discount and debt issuance costs of $1,433 and $1,690	248,567	248,310
Revolving Credit Facility and Term Loan, net of unamortized debt issuance costs of $2,451 and $3,850	853,124	796,150
Schuldschein Loan	11,998	98,671
Other Borrowings	6,860	1,153
Capital Leases	2,324	1,018
Total	1,870,528	1,892,776
Less - current portion	47,225	129,809
Long-term portion	$1,823,303	$1,762,967

Wabtec’s acquisition of the controlling stake of Faiveley Transport triggered the early repayment of a syndicated loan and the mandatory offer to investors to repay the US and Schuldschein private placements. Both the syndicated loan and US private placements were repaid in full in December 2016.

3.45% Senior Notes Due November 2026

In October 2016, the Company issued $750.0 million of Senior Notes due in 2026 (the “2016 Notes”). The 2016 Notes were issued at 99.965% of face value. Interest on the 2016 Notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The proceeds were used to finance the cash portion of the Faiveley Transport acquisition, refinance Faiveley Transport’s indebtedness, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.7 million of deferred financing costs related to the issuance of the 2016 Notes.

The 2016 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2016 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2016 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

4.375% Senior Notes Due August 2023

In August 2013, the Company issued $250.0 million of Senior Notes due in 2023 (the “2013 Notes”). The 2013 Notes were issued at 99.879% of face value. Interest on the 2013 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The proceeds were used to repay debt outstanding under the Company’s existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.6 million of deferred financing costs related to the issuance of the 2013 Notes.

The 2013 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2013 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2013 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended its existing revolving credit facility with a consortium of commercial banks. This “2016 Refinancing Credit Agreement” provides the Company with a $1.2 billion, 5 year revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing cost related to the 2016 Refinancing Credit Agreement. The facility expires on June 22, 2021. The 2016 Refinancing Credit Agreement borrowings bear variable interest rates indexed as described below. At December 31, 2017, the Company had available bank borrowing capacity, net of $35.4 million of letters of credit, of approximately $679.0 million, subject to certain financial covenant restrictions.

The Term Loan was drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw on November 25, 2016.

Under the 2016 Refinancing Credit Agreement, the Company may elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.50% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin is 0 basis points and the Alternate Rate margin is 175 basis points.

At December 31, 2017, the weighted average interest rate on the Company’s variable rate debt was 2.92%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date was November 7, 2016. The impact of the interest rate swap agreement converted a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value was fixed at 1.415% plus the Alternate Rate margin. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for these agreements, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2016 Refinancing Credit Agreement limits the Company’s ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to EBITDA ratio of 3.25. The Company is in compliance with the restrictions and covenants of the 2016 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing our operating activities.

Schuldschein Loan, Due 2016

In conjunction with the acquisition of Faiveley Transport, Wabtec acquired $137.2 million of a Schuldshein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, the Company repaid $125.3 million of the outstanding Schuldschein loan. The remaining balance of $12.0 million as of December 31, 2017 matures on March 5, 2024 and bears a fixed rate of 4.00%.

Debt and Capital Leases

Scheduled principal repayments of debt and capital lease balances as of December 31, 2017 are as follows:

2018	$47,225
2019	330,901
2020	559
2021	483,379
2022	208
Future years	1,008,256
Total	$1,870,528

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans that cover certain U.S., Canadian, German, and United Kingdom employees and which provide benefits of stated amounts for each year of service of the employee. The Company uses a December 31 measurement date for the plans.

The following tables provide information regarding the Company’s defined benefit pension plans summarized by U.S. and international components.

Obligations and Funded Status

	U.S.		International
In thousands	2017	2016	2017	2016
Change in projected benefit obligation
Obligation at beginning of year	$(45,512)	$(46,120)	$(319,551)	$(195,311)
Opening balance sheet adjustment	—	—	(5,321)	—
Service cost	(344)	(337)	(2,740)	(1,379)
Interest cost	(1,422)	(1,475)	(7,310)	(5,774)
Employee contributions	—	—	(880)	(195)
Plan curtailments and amendments	—	—	4,153	2,061
Benefits paid	3,079	3,893	12,906	9,427
Acquisition	—	—	—	(114,242)
Actuarial gain (loss)	(14)	(1,473)	(3,009)	(33,330)
Effect of currency rate changes	—	—	(31,265)	19,192
Obligation at end of year	$(44,213)	$(45,512)	$(353,017)	$(319,551)
Change in plan assets
Fair value of plan assets at beginning of year	$35,802	$37,640	$241,283	$168,069
Opening balance sheet adjustment	—	—	2,058	—
Actual return on plan assets	4,223	2,055	19,102	20,066
Employer contributions	486	—	13,479	6,933
Employee contributions	—	—	880	195
Benefits paid	(3,079)	(3,893)	(12,905)	(9,427)
Acquisition	—	—	—	70,519
Settlements	(4,523)
Effect of currency rate changes	—	—	22,228	(15,072)
Fair value of plan assets at end of year	$37,432	$35,802	$281,602	$241,283

	U.S.		International
In thousands	2017	2016	2017	2016
Funded status
Fair value of plan assets	$37,432	$35,802	$281,602	$241,283
Benefit obligations	(44,213)	(45,512)	(353,017)	(319,551)
Funded status	$(6,781)	$(9,710)	$(71,415)	$(78,268)
Amounts recognized in the statement of financial position consist of:
Noncurrent assets	$—	$—	$10,577	$7,130
Current liabilities	—	—	(2,158)	(2,042)
Noncurrent liabilities	(6,781)	(9,710)	(79,834)	(83,356)
Net amount recognized	$(6,781)	$(9,710)	$(71,415)	$(78,268)
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service cost	(6)	(8)	(32)	(56)
Net actuarial loss	(20,418)	(23,884)	(54,043)	(56,411)
Net amount recognized	$(20,424)	$(23,892)	$(54,075)	$(56,467)

The aggregate accumulated benefit obligation for the U.S. pension plans was $43.3 million and $44.5 million as of December 31, 2017 and 2016, respectively. The aggregate accumulated benefit obligation for the international pension plans was $344.3 million and $312.2 million as of December 31, 2017 and 2016, respectively.

	U.S.		International
In thousands	2017	2016	2017	2016
Information for pension plans with accumulated benefit obligations in excess of Plan assets:
Projected benefit obligation	$(44,213)	$(45,512)	$(282,077)	$(255,682)
Accumulated benefit obligation	(43,340)	(44,530)	(274,557)	(249,729)
Fair value of plan assets	37,432	35,802	200,218	170,367
Information for pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$(44,213)	$(45,512)	$(283,106)	$(256,530)
Fair value of plan assets	37,432	35,802	201,115	171,133

Components of Net Periodic Benefit Costs

	U.S.			International
In thousands	2017	2016	2015	2017	2016	2015
Service cost	$344	$337	$381	$2,740	$1,379	$2,015
Interest cost	1,422	1,475	1,914	7,310	5,774	7,091
Expected return on plan assets	(1,731)	(2,076)	(2,168)	(12,412)	(9,971)	(9,591)
Amortization of initial net obligation and prior service cost	3	3	3	27	61	212
Amortization of net loss	989	914	1,062	2,846	1,818	2,379
Settlement and curtailment losses recognized	—	—	—	768	218	—
Net periodic benefit cost	$1,027	$653	$1,192	$1,279	$(721)	$2,106

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2017 are as follows:

In thousands	U.S.	International
Net gain (loss) arising during the year	$2,477	$3,683
Effect of exchange rates	—	(4,945)
Amortization, settlement, or curtailment recognition of net transition obligation	—	768
Amortization or curtailment recognition of prior service cost	3	27
Amortization or settlement recognition of net loss	989	2,846
Total recognized in other comprehensive gain	$3,469	$2,379
Total recognized in net periodic benefit cost and other comprehensive gain	$2,442	$1,100

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed.

	U.S.			International
	2017	2016	2015	2017	2016	2015
Discount rate	3.56%	3.95%	4.21%	2.40%	2.51%	3.56%
Expected return on plan assets	4.95%	5.70%	5.70%	5.02%	6.07%	5.81%
Rate of compensation increase	3.00%	3.00%	3.00%	2.54%	2.54%	3.10%

The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds, and the rate of compensation increase is based on actual experience. The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

As of December 31, 2017, the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2018.

In thousands	U.S.	International
Prior service cost	3	22
Net actuarial loss	970	2,193
	$973	$2,215

Pension Plan Assets

The Company has established formal investment policies for the assets associated with our pension plans. Objectives include maximizing long-term return at acceptable risk levels and diversifying among asset classes. Asset allocation targets are based on periodic asset liability study results which help determine the appropriate investment strategies. The investment policies permit variances from the targets within certain parameters. The plan assets consist primarily of equity security funds, debt security funds, and temporary cash and cash equivalent investments. The assets held in these funds are generally actively managed and are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. (See Note 18 “Fair Value Measurement” included herein). Plan assets by asset category at December 31, 2017 and 2016 are as follows:

	U.S.		International
In thousands	2017	2016	2017	2016
Pension Plan Assets
Equity security funds	$18,122	$17,446	$100,453	$92,201
Debt security funds and other	18,304	17,038	178,730	145,003
Cash and cash equivalents	1,006	1,318	2,419	4,079
Fair value of plan assets	$37,432	$35,802	$281,602	$241,283

The U.S. plan has a target asset allocation of 55% equity securities and 45% debt securities. The International plan has a target asset allocation of 30% equity securities, 40% debt securities and 30% in other investments. Investment policies are determined by the respective Plan’s Pension Committee and set forth in its Investment Policy. Rebalancing of the asset allocation occurs on a quarterly basis.

The following tables summarize our pension plan assets measured at fair value on a recurring basis by fair value hierarchy level (See Note 18):

	December 31, 2017
In thousands	NAV	Level 1	Level 2	Level 3	Total
US:
Equity	$—	$18,122	$—	$—	$18,122
Debt Securities	—	4,273	14,031	—	18,304
Cash and cash equivalents	—	1,006	—	—	1,006
International:
Equity	$4,586	$38,647	$95,641	$—	$138,874
Debt Securities	—	—	111,204	—	111,204
Insurance Contracts	—	—	15,893	13,123	29,016
Cash and cash equivalents	—	2,507	—	—	2,507
Total	$4,586	$64,555	$236,769	$13,123	$319,033
	December 31, 2016
In thousands	NAV	Level 1	Level 2	Level 3	Total
US:
Equity	$—	$17,446	$—	$—	$17,446
Debt Securities	—	4,766	12,272	—	17,038
Cash and cash equivalents	—	1,318	—	—	1,318
International:
Equity	$3,589	$38,053	$78,694	$—	$120,336
Debt Securities	—	—	90,508	—	90,508
Insurance Contracts	—	—	13,037	12,996	26,033
Cash and cash equivalents	—	4,406	—	—	4,406
Total	$3,589	$65,989	$194,511	$12,996	$277,085

The following table presents a reconciliation of Level 3 assets:

In thousands	Total
Balance at December 31, 2015	$—
Net purchases, issuances, and settlements	56
Net realized and unrealized gains (losses) included in earnings	(5)
Business acquisition	12,949
Other	(4)
Balance at December 31, 2016	$12,996
Net purchases, issuances, and settlements	778
Net realized and unrealized gains (losses) included in earnings	375
Opening balance sheet adjustment	(1,308)
Other	282
Balance at December 31, 2017	$13,123

Cash Flows

The Company’s funding methods are based on governmental requirements and differ from those methods used to recognize pension expense. The Company expects to contribute $7.3 million and $0.0 million to the international and U.S. plans, respectively, during 2018.

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31,
2018	$3,250	$12,401
2019	3,301	12,403
2020	3,325	13,156
2021	3,160	13,799
2022	3,125	14,538
2023 through 2027	14,276	77,817

Postretirement Benefit Plans

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for a portion of North American employees. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company uses a December 31 measurement date for all postretirement plans. The following tables provide information regarding the Company’s post retirement benefit plans summarized by U.S. and international components.

Obligations and Funded Status

	U.S.		International
In thousands	2017	2016	2017	2016
Change in projected benefit obligation
Obligation at beginning of year	$(11,876)	$(12,959)	$(3,425)	$(3,290)
Service cost	(5)	(4)	(28)	(29)
Interest cost	(350)	(389)	(98)	(99)
Plan amendments	—	6	—	—
Benefits paid	970	720	199	133
Acquisition	—	(143)	—	—
Actuarial gain (loss)	(84)	893	(131)	(42)
Effect of currency rate changes	—	—	(237)	(98)
Obligation at end of year	$(11,345)	$(11,876)	$(3,720)	$(3,425)
Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contributions	970	720	199	133
Benefits paid	(970)	(720)	(199)	(133)
Fair value of plan assets at end of year	$—	$—	$—	$—
Funded status
Fair value of plan assets	$—	$—	$—	$—
Benefit obligations	(11,345)	(11,876)	(3,720)	(3,425)
Funded status	$(11,345)	$(11,876)	$(3,720)	$(3,425)
	U.S.		International
In thousands	2017	2016	2017	2016
Amounts recognized in the statement of financial position consist of:
Current liabilities	$(1,046)	$(1,084)	$(208)	$(185)
Noncurrent liabilities	(10,299)	(10,792)	(3,512)	(3,160)
Net amount recognized	$(11,345)	$(11,876)	$(3,720)	$(3,345)

	U.S.		International
In thousands	2017	2016	2017	2016
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service credit	19,616	21,134	9	15
Net actuarial (loss) gain	(18,882)	(20,023)	154	292
Net amount recognized	$734	$1,111	$163	$307

Components of Net Periodic Benefit Cost

	U.S.			International
In thousands	2017	2016	2015	2017	2016	2015
Service cost	$5	$4	$9	$28	$29	$38
Interest cost	350	389	1,233	98	99	128
Amortization of initial net obligation and prior service cost	(1,519)	(1,709)	(2,295)	(7)	(7)	(7)
Amortization of net loss (gain)	1,225	1,287	1,356	(23)	(29)	(30)
Net periodic benefit cost (credit)	$61	$(29)	$303	$96	$92	$129

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2017 are as follows:

In thousands	U.S.	International
Net loss arising during the year	(84)	(131)
Effect of exchange rates	—	16
Amortization or curtailment recognition of prior service cost	(1,519)	(7)
Amortization or settlement recognition of net loss (gain)	1,225	(23)
Total recognized in other comprehensive income (loss)	$(378)	$(145)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(317)	$(53)

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also the net periodic benefit cost for the following year. The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds.

	U.S.			International
	2017	2016	2015	2017	2016	2015
Discount rate	3.43%	3.76%	3.95%	3.21%	3.46%	3.80%

As of December 31, 2017, the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2018.

In thousands	U.S.	International
Prior service credit	(1,519)	(7)
Net actuarial loss (gain)	1,216	(8)
	$(303)	$(15)

The assumed health care cost trend rate for the U.S. plans grades from an initial rate of 6.30% to an ultimate rate of 4.50% by 2027 and for international plans from 6.23% to 4.50% by 2027. A 1.0% increase in the assumed health care cost trend rate will increase the service and interest cost components of the expense recognized for the U.S. and international post-retirement plans by less than $0.1 million for 2017, and increase the accumulated post-retirement benefit obligation by less than $0.1 million and $0.3 million, respectively. A 1.0% decrease in the assumed health care cost trend rate will decrease the service and interest cost components of the expense recognized for the U.S. and international post-retirement plans by less than $0.1 million for 2017, and decrease the accumulated post-retirement benefit obligation by less than $0.1 million and $0.3 million, respectively.

Cash Flows

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31,
2018	$1,046	$208
2019	1,024	220
2020	986	225
2021	950	245
2022	908	251
2023 through 2027	3,956	1,352

Defined Contribution Plans

The Company also participates in certain defined contribution plans and multiemployer pension plans. Costs recognized under these plans are summarized as follows:

	For the year ended December 31,
In thousands	2017	2016	2015
Multi-employer pension and health & welfare plans	$1,522	$2,054	$2,584
401(k) savings and other defined contribution plans	23,209	23,062	21,399
Total	$24,731	$25,116	$23,983

The 401(k) savings plan is a participant directed defined contribution plan that holds shares of the Company’s stock as one of the investment options. At December 31, 2017 and 2016, the plan held on behalf of its participants about 495,274 shares with a market value of $40.3 million, and 551,482 shares with a market value of $45.8 million, respectively.

Additionally, the Company has stock option based benefit and other plans further described in Note 12.

The Company contributes to several multi-employer defined benefit pension plans under collective bargaining agreements that cover certain of its union-represented employees. The risks of participating in such plans are different from the risks of single-employer plans. Assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If the Company ceases to have an obligation to contribute to the multi-employer plan in which it had been a contributing employer, it may be required to pay to the plan an amount based on the underfunded status of the plan and on the history of the Company’s participation in the plan prior to the cessation of its obligation to contribute. The amount that an employer that has ceased to have an obligation to contribute to a multi-employer plan is required to pay to the plan is referred to as a withdrawal liability.

The Company’s participation in multi-employer plans for the year ended December 31, 2017 is outlined in the table below. For plans that are not individually significant to the Company, the total amount of contributions is presented in the aggregate.

			Pension Protection Act Zone Status(b)		FIP/ RP Status Pending/ Implemented(c)	Contributions by the Company						Surcharge Imposed(d)		Expiration Dates of Collective Bargaining Agreements
Pension Fund	EIN/PN(a)		2016	2015		2017		2016		2015
Idaho Operating Engineers-	EIN #	91-6075538	Green	Green	No	$1,020	(1)	$1,306	(1)	$1,820	(1)	No		6/30/2018
Employers Pension Trust Fund	Plan#	001
Automobile Mechanics’ Local No 701 Union and	EIN #	36-6042061	Yellow	Red	Yes(2)	$501	(3)	$748		$764		No	(4)	6/1/2018
Industry Pension Plan	Plan #	001
					Total Contributions	$1,521		$2,054		$2,584
(1)	The Company’s contribution represents more than 5% of the total contributions to the plan.
(2)	The Pension Fund’s board adopted a Funding Improvement Plan on October 21, 2015, continuing the existing plan which increased the weekly pension fund contribution rates by $75 with corresponding decreases to the weekly welfare fund contribution rates until December 31, 2017.
(3)	The number of employees covered by this fund decreased due to the closure of the Bensenville, Illinois facility, which affected the period-to-period comparability of 2016 and 2017 contributions.
(4)	Critical status triggered a 5% surcharge on employer contributions effective June 2012. Effective January 1, 2013, this surcharge increases to 10%. The surcharge ended on October 21, 2015 when the rehabilitation plan commenced.
(a)	The “EIN / PN” column provides the Employer Identification Number and the three-digit plan number assigned to a plan by the Internal Revenue Service.
(b)	The most recent Pension Protection Act Zone Status available for 2017 and 2016 is for plan years that ended in 2016 and 2015, respectively. The zone status is based on information provided to the Company and other participating employers by each plan and is certified by the plan’s actuary. A plan in the “red” zone has been determined to be in “critical status”, based on criteria established under the Internal Revenue Code (“Code”), and is generally less than 65% funded. A plan in the “yellow” zone has been determined to be in “endangered status”, based on criteria established under the Code, and is generally less than 80% funded. A plan in the “green” zone has been determined to be neither in “critical status” nor in “endangered status”, and is generally at least 80% funded.
(c)	The “FIP/RP Status Pending/Implemented” column indicates whether a Funding Improvement Plan, as required under the Code to be adopted by plans in the “yellow” zone, or a Rehabilitation Plan, as required under the Code to be adopted by plans in the “red” zone, is pending or has been implemented as of the end of the plan year that ended in 2017.
(d)	The “Surcharge Imposed” column indicates whether the Company’s contribution rate for 2017 included an amount in addition the contribution rate specified in the applicable collective bargaining agreement, as imposed by a plan in “critical status”, in accordance with the requirements of the Code.

10. INCOME TAXES

The Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities.

On December 23, 2017, the French government enacted the Finance Act for 2018 and it was published in the Official Bulletin on December 31, 2017. The Finance act reduced the French corporate tax rate from 28% in 2020 to 25%, enacting an additional 1.5% reduction in each year 2021 and 2022.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affect fiscal 2017, including, but not limited to requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years (the “Transition Tax”). The Tax Act also establishes new tax laws that will affect 2018 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21%, repeals the Domestic Manufacturing Deduction, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, new provisions designed to tax global intangible low-taxed income (“GILTI”), tax certain deductible base erosion payments called base erosion and anti-abuse tax (“BEAT”), and new interest expense limitation provisions.

In relation to the initial analysis of the impact of the all tax law changes, the Company has recorded a net tax expense of $4.3 million. This includes a provisional expense for the U.S. tax reform bill of $55.0 million, as well as a net benefit for the revaluation of deferred tax assets and liabilities of $50.7 million.

The Company has not completed its accounting for the income tax effects of the Tax Act. Where the Company has been able to make reasonable estimates of the effects for which its analysis is not yet complete, the Company has recorded provisional amounts in accordance with SEC Staff Accounting Bulletin No. 118. Where the Company has not yet been able to make reasonable estimates of the impact of certain elements, the Company has not recorded any amounts related to those elements and has continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect immediately prior to the enactment of the Tax Act.

The Company’s accounting for the following impacted areas of the Tax Act is incomplete. However, the Company was able to make reasonable estimates of certain effects and, therefore, has recorded provisional amounts as follows:

Revaluation of deferred tax assets and liabilities: The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. In addition, the Tax Act makes certain changes to the depreciation rules and implements new limits on the deductibility of certain executive compensation. The Company has evaluated these changes and has recorded a provisional benefit to net deferred taxes of $24.6 million. The Company is still completing its calculation of the impact of these changes on its deferred tax balances.

Transition Tax on unrepatriated foreign earnings: The Transition Tax on unrepatriated foreign earnings is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of the Company’s foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, among other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company was able to make a reasonable estimate of the Transition Tax and has recorded a provisional Transition Tax expense of $51.8 million. The Company is continuing to gather additional information to more precisely compute the amount of the Transition Tax to complete its calculation of E&P as well as the final determination of non-U.S. income taxes paid.

The Company’s accounting for the following elements of the Tax Act is incomplete, and it has not yet been able to make reasonable estimates of the effects of these items. Therefore, no provisional amounts were recorded.

Global intangible low taxed income (“GILTI”): The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder. Due to the complexity of the new GILTI tax rules, the Company is continuing to evaluate this provision of the Tax Act and the application of ASC 740. Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred or to factor such amounts into the Company’s measurement of its deferred taxes. The Company has not yet completed its analysis of the GILTI tax rules and is not yet able to reasonably estimate the effect of this provision of the Tax Act or make an accounting policy election for the ASC 740 treatment of the GILTI tax. Therefore, the Company has not recorded any amounts related to potential GILTI tax in its financial statements and has not yet made a policy decision regarding whether to record deferred taxes on GILTI.

Indefinite reinvestment assertion: Beginning in 2018, the Tax Act provides a 100% deduction for dividends received from 10-percent owned foreign corporations by U.S. corporate shareholders, subject to a one-year holding period. Although dividend income is now exempt from U.S. federal tax in the hands of the U.S. corporate shareholders, companies must still apply the guidance of ASC 740 to account for the tax consequences of outside basis differences and other tax impacts of their investments in non-U.S. subsidiaries. While the Company has accrued the Transition Tax on the deemed repatriated earnings that were previously indefinitely reinvested, the Company was unable to determine a reasonable estimate of the remaining tax liability, if any, under the Tax Act for its remaining outside basis differences or evaluate how the Tax Act will affect the Company’s existing accounting position to indefinitely reinvest unremitted foreign earnings. Therefore, the

Company has not included a provisional amount for this item in its financial statements for fiscal 2017. The Company will record amounts as needed for this item beginning in the first reporting period during the measurement period in which the Company obtains necessary information and is able to analyze and prepare a reasonable estimate.

The components of the income from operations before provision for income taxes for the Company’s domestic and foreign operations for the years ended December 31 are provided below:

	For the year ended December 31,
In thousands	2017	2016	2015
Domestic	$140,325	$276,218	$461,394
Foreign	211,738	136,619	123,974
Income from operations before income taxes	$352,063	$412,837	$585,368

The consolidated provision for income taxes included in the Statement of Income consisted of the following:

	For the year ended December 31,
In thousands	2017	2016	2015
Current taxes
Federal	$86,157	$72,317	$141,245
State	3,644	9,953	16,072
Foreign	67,395	27,391	24,442
	157,196	109,661	181,759
Deferred taxes
Federal	(22,863)	11,013	9,606
State	(1,024)	1,953	770
Foreign	(43,536)	(23,194)	(5,395)
	(67,423)	(10,228)	4,981
Total provision	$89,773	$99,433	$186,740

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate on operations for the years ended December 31 is provided below:

	For the year ended December 31,
In thousands	2017	2016	2015
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes	0.4%	2.1%	2.0%
Tax reserves	—%	(0.2)%	(0.4)%
Foreign	(8.3)%	(4.3)%	(2.1)%
Research and development credit	(0.8)%	(1.0)%	(0.4)%
Manufacturing deduction	(1.1)%	(1.8)%	(2.3)%
France tax rate change	(6.5)%	(6.5)%	—%
U.S. tax rate change	(7.9)%	—%	—%
U.S. tax reform provision	15.6%	—%	—%
Transaction costs related to acquisitions	—%	1.5%	—%
Other, net	(0.9)%	(0.7)%	0.1%
Effective rate	25.5%	24.1%	31.9%

The 6.5% decrease in the effective tax rate due to the France tax rate change was the result of adopted tax legislation that reduces the corporate income tax rate in France from 28.0% to 25.0% over the period 2021 to 2022. The 7.9% decrease in the effective tax rate due to the U.S. tax rate change was the result of adopted tax legislation that reduces the corporate income tax rate in the U.S. from 35.0% to 21.0% effective January 1, 2018. The 15.6% increase in the effective tax rate due to the U.S. tax reform previously discussed. Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes. These deferred income taxes will be recognized as future tax benefits or costs when the temporary differences reverse.

Components of deferred tax assets and liabilities were as follows:

	December 31,
In thousands	2017	2016
Deferred income tax assets:
Accrued expenses and reserves	$10,961	$26,117
Warranty reserve	20,211	24,131
Deferred compensation/employee benefits	18,353	25,755
Pension and postretirement obligations	21,637	25,595
Inventory	19,620	22,579
Net operating loss carry forwards	65,671	59,416
Tax credit carry forwards	1,921	621
Other	13,053	2,317
Gross deferred income tax assets	171,427	186,531
Valuation allowance	25,683	21,418
Total deferred income tax assets	145,744	165,113
Deferred income tax liabilities:
Property, plant & equipment	37,015	47,321
Intangibles	288,141	359,312
Total deferred income tax liabilities	325,156	406,633
Net deferred income tax liability	$(179,412)	$(241,520)

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the valuation allowance for certain foreign carryforwards was $25.7 million primarily in Brazil, China, United Kingdom, and South Africa.

Net operating loss carry-forwards in the amount of $65.7 million expire in various periods from December 31, 2018 to December 31, 2037.

As of December 31, 2017, the liability for income taxes associated with unrecognized tax benefits was $6.9 million, of which $4.4 million, if recognized, would favorably affect the Company’s effective income tax rate. As of December 31, 2016, the liability for income taxes associated with unrecognized tax benefits was $8.4 million, of which $4.2 million, if recognized, would favorably affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of the liability for income taxes associated with unrecognized tax benefits follows:

In thousands	2017	2016	2015
Gross liability for unrecognized tax benefits at beginning of year	$8,423	$10,557	$12,596
Gross increases - unrecognized tax benefits in prior periods	2,466	6	—
Gross increases - current period unrecognized tax benefits	—	—	1,682
Gross decreases - unrecognized tax benefits in prior periods	—	—	—
Gross decreases - audit settlement during year	(3,979)	—	(3,027)
Gross decreases - expiration of audit statute of limitations	—	(2,140)	(694)
Gross liability for unrecognized tax benefits at end of year	$6,910	$8,423	$10,557

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2017, the total interest and penalties accrued was approximately $0.7 million and $0.1 million, respectively. As of December 31, 2016, the total interest and penalties accrued was approximately $0.8 million and $0.3 million, respectively.

With limited exception, the Company is no longer subject to examination by various U.S. and foreign taxing authorities for years before 2012. At this time, the Company believes that it is reasonably possible that unrecognized tax benefits of approximately $5.2 million may change within the next 12 months due to the expiration of statutory review periods and current examinations.

11. EARNINGS PER SHARE

The computation of earnings per share from operations is as follows:

	For the Year Ended December 31,
In thousands, except per share data	2017	2016	2015
Numerator
Numerator for basic and diluted earnings per common share - net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Less: dividends declared - common shares and non-vested restricted stock	(42,218)	(32,430)	(26,963)
Undistributed earnings	220,043	272,457	371,665
Percentage allocated to common shareholders(1)	99.7%	99.7%	99.7%
	219,383	271,640	370,550
Add: dividends declared - common shares	42,092	32,333	26,875
Numerator for basic and diluted earnings per common share	$261,475	$303,973	$397,425
Denominator
Denominator for basic earnings per common share - weighted average shares	95,453	90,359	96,074
Effect of dilutive securities:
Assumed conversion of dilutive stock-based compensation plans	672	782	932
Denominator for diluted earnings per common share - adjusted weighted average shares and assumed conversion	96,125	91,141	97,006
Net income per common share attributable to Wabtec shareholders
Basic	$2.74	$3.37	$4.14
Diluted	$2.72	$3.34	$4.10

(1) Basic weighted-average common shares outstanding	95,453	90,359	96,074
Basic weighted-average common shares outstanding and non-vested restricted stock expected to vest	95,740	90,627	96,388
Percentage allocated to common shareholders	99.7%	99.7%	99.7%

Options to purchase approximately 24,000, 20,000, and 13,000 shares of Common Stock were outstanding in 2017, 2016 and 2015, respectively, but were not included in the computation of diluted earnings because their impact would have been antidilutive.

12. STOCK-BASED COMPENSATION PLANS

As of December 31, 2017, the Company maintains employee stock-based compensation plans for stock options, restricted stock, and incentive stock units as governed by the 2011 Stock Incentive Compensation Plan, as amended and restated (the “2011 Plan”) and the 2000 Stock Incentive Plan, as amended (the “2000 Plan”). The 2011 Plan has a term through May 10, 2027 and as of December 31, 2017 the number of shares available for future grants under the 2011 Plan was 3,192,453 shares, which includes remaining shares to grant under the 2000 Plan. The amendment and restatement of the 2011 Plan was approved by stockholders of Wabtec on May 10, 2017. The Company also maintains a 1995 Non-Employee Directors’ Fee and Stock Option Plan as amended and restated (“the Directors Plan”). The amendment and restatement of the Directors Plan was approved by stockholders of Wabtec on May 10, 2017. The Directors Plan, as amended, authorizes a total of 1,000,000 shares of Common Stock to be issued. Under the Directors Plan options issued become exercisable over a three-year vesting period and expire ten years from the date of grant and restricted stock issued under the plan vests one year from the date of grant. As compensation for directors’ fees for the years ended December 31,

2017, 2016 and 2015, the Company issued a total of 16,500, 16,972 and 11,256 shares of restricted stock to non-employee directors. The total number of shares issued under the plan as of December 31, 2017 was 881,192 shares.

Stock-based compensation expense for all of the plans was $21.3 million, $20.8 million and $26.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company recognized associated tax benefits related to the stock-based compensation plans of $8.9 million, $14.9 million and $15.3 million for the respective periods. Included in the stock-based compensation expense for 2017 above is $1.7 million of expense related to stock options, $7.0 million related to non-vested restricted stock, $4.6 million related to restricted stock units, $6.5 million related to incentive stock units and $1.5 million related to units issued for Directors’ fees. At December 31, 2017, unamortized compensation expense related to those stock options, non-vested restricted shares and incentive stock units expected to vest totaled $24.6 million and will be recognized over a weighted average period of 1.2 years.

Stock Options Stock options are granted to eligible employees and directors at the fair market value, which is the average of the high and low Wabtec stock price on the date of grant. Under the 2011 Plan and the 2000 Plan, options become exercisable over a four year vesting period and expire 10 years from the date of grant.

The following table summarizes the Company’s stock option activity and related information for the 2011 Plan, the 2000 Plan and Directors Plan for the years ended December 31:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic value (in thousands)
Outstanding at December 31, 2014	1,147,558	$28.33	5.5	$67,205
Granted	84,675	87.35		1,375
Exercised	(124,156)	26.70		(5,516)
Canceled	(10,754)	65.22		(64)
Outstanding at December 31, 2015	1,097,323	$32.70	4.8	$42,154
Granted	94,115	61.39		2,035
Exercised	(83,790)	25.58		(4,813)
Canceled	(8,825)	71.47		(102)
Outstanding at December 31, 2016	1,098,823	$35.39	4.3	$52,332
Granted	65,522	86.91		—
Exercised	(166,838)	21.37		(10,020)
Canceled	(13,995)	76.89		(64)
Outstanding at December 31, 2017	983,512	$40.62	4.0	$40,137
Exercisable at December 31, 2017	802,609	$32.52	3.3	$36,848

Options outstanding at December 31, 2017 were as follows:

Range of exercise prices	Number of Options Outstanding	Weighted Average Exercise Price of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
Under $15.00	180,000	$14.50	1.1	180,000	$14.50
15.00 - 23.00	193,701	18.77	1.3	193,701	18.77
23.00 - 30.00	136,924	28.75	2.8	136,924	28.75
30.00 - 38.00	94,496	35.24	4.1	94,496	35.24
Over 38.00	378,391	69.86	7.0	197,488	63.72
	983,512	$40.62		802,609	$32.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the year ended December 31,
	2017	2016	2015
Dividend yield	0.23%	0.26%	0.14%
Risk-free interest rate	2.2%	1.5%	1.8%
Stock price volatility	23.4%	26.9%	27.3%
Expected life (years)	5.0	5.0	5.0
Weighted average fair value of options granted during the year	$20.69	$14.96	$24.41

The dividend yield is based on the Company’s dividend rate and the current market price of the underlying common stock at the date of grant. Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate is based on the 7 years U.S. Treasury bond rates for the expected life of the option.

Restricted Stock and Incentive Stock Beginning in 2006 the Company adopted a restricted stock program. As provided for under the 2011 and 2000 Plans, eligible employees are granted restricted stock that generally vests over four years from the date of grant. Under the Directors Plan, restricted stock units vest one year from the date of grant.

In addition, the Company has issued incentive stock units to eligible employees that vest upon attainment of certain cumulative three-year performance goals. Based on the Company’s performance for each three year period then ended, the incentive stock units can vest and be awarded ranging from 0% to 200% of the initial incentive stock units granted. The incentive stock units included in the table below represent the number of shares that are expected to vest based on the Company’s estimate for meeting those established performance targets. As of December 31, 2017, the Company estimates that it will achieve 84%, 77% and 91% for the incentive stock units expected to vest based on performance for the three year periods ending December 31, 2017, 2018, and 2019, respectively, and has recorded incentive compensation expense accordingly. If our estimate of the number of these stock units expected to vest changes in a future accounting period, cumulative compensation expense could increase or decrease and will be recognized in the current period for the elapsed portion of the vesting period and would change future expense for the remaining vesting period.

Compensation expense for the non-vested restricted stock and incentive stock units is based on the closing price of the Company’s common stock on the date of grant and recognized over the applicable vesting period.

The following table summarizes the restricted stock activity and related information for the 2011 Plan, the 2000 Plan, and Directors Plan, and incentive stock units activity and related information for the 2011 Plan and the 2000 Plan with related information for the years ended December 31:

	Restricted Stock and Units	Incentive Stock Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	438,543	791,608	$47.97
Granted	113,945	126,050	87.90
Vested	(182,776)	(433,932)	37.76
Adjustment for incentive stock awards expected to vest	—	65,666	57.57
Canceled	(12,827)	(7,754)	67.05
Outstanding at December 31, 2015	356,885	541,638	$65.89
Granted	212,600	167,850	66.03
Vested	(159,975)	(236,591)	51.80
Adjustment for incentive stock awards expected to vest	—	(38,164)	74.42
Canceled	(13,215)	(9,983)	71.84
Outstanding at December 31, 2016	396,295	424,750	$72.18
Granted	153,516	157,025	86.66
Vested	(137,088)	(153,271)	70.34
Adjustment for incentive stock awards expected to vest	—	(87,592)	73.69
Canceled	(13,723)	(13,579)	76.61
Outstanding at December 31, 2017	399,000	327,333	$78.76

13. OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were:

	December 31,
In thousands	2017	2016
Foreign currency translation gain (loss)	$5,063	$(321,033)
Unrealized gain (loss) on interest rate swap contracts, net of tax of $1,338 and $1,540	4,015	(2,957)
Unrealized loss on pension and post-retirement benefit plans, net of tax of $19,532 and $20,832	(54,070)	(55,615)
Total accumulated other comprehensive loss	$(44,992)	$(379,605)

The changes in accumulated other comprehensive loss by component, net of tax, for the year-ended December 31, 2017 are as follows:

In thousands	Foreign currency translation	Derivative contracts	Pension and post retirement benefits plans	Total
Balance at December 31, 2016	$(321,033)	$(2,957)	$(55,615)	$(379,605)
Other comprehensive income before reclassifications	326,096	6,712	(1,017)	331,791
Amounts reclassified from accumulated other comprehensive income	—	260	2,562	2,822
Net current period other comprehensive income	326,096	6,972	1,545	334,613
Balance at December 31, 2017	$5,063	$4,015	$(54,070)	$(44,992)

Reclassifications out of accumulated other comprehensive loss for the year-ended December 31, 2017 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,496)	Cost of sales
Amortization of net loss (gain)	5,037	Cost of sales
	3,541	Income from Operations
	(979)	Income tax expense
	$2,562	Net income
Derivative contracts
Realized loss on derivative contracts	400	Interest expense, net
	(140)	Income tax expense
	$260	Net income

The changes in accumulated other comprehensive loss by component, net of tax, for the year-ended December 31, 2016 are as follows:

In thousands	Foreign currency translation	Derivative contracts	Pension and post retirement benefits plans	Total
Balance at December 31, 2015	$(227,349)	$(2,987)	$(46,383)	$(276,719)
Other comprehensive income before reclassifications	(93,684)	(1,286)	(10,874)	(105,844)
Amounts reclassified from accumulated other comprehensive income	—	1,316	1,642	2,958
Net current period other comprehensive income	(93,684)	30	(9,232)	(102,886)
Balance at December 31, 2016	$(321,033)	$(2,957)	$(55,615)	$(379,605)

Reclassifications out of accumulated other comprehensive loss for the year-ended December 31, 2016 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income

Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,652)	Cost of sales
Amortization of net loss (gain)	3,989	Cost of sales
	2,337	Income from Operations
	(695)	Income tax expense
	$1,642	Net income
Derivative contracts
Realized loss on derivative contracts	1,873	Interest expense, net
	(557)	Income tax expense
	$1,316	Net income

14. OPERATING LEASES

The Company leases office and manufacturing facilities under operating leases with terms ranging from one to 15 years, excluding renewal options.

Total net rental expense charged to operations in 2017, 2016, and 2015 was $34.6 million, $27.2 million and $20.2 million, respectively. The amounts above are shown net of sublease rentals which were immaterial for the years 2017, 2016 and 2015, respectively.

Future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year are as follows:

In thousands	Real Estate	Equipment	Total
2018	$28,957	$2,690	$31,647
2019	25,857	1,925	27,782
2020	24,266	976	25,242
2021	19,561	512	20,073
2022	16,350	271	16,621
2023 and after	66,017	24	66,041

15. WARRANTIES

The following table reconciles the changes in the Company’s product warranty reserve as follows:

In thousands	2017	2016
Balance at beginning of year	$138,992	$92,064
Warranty expense	50,385	28,947
Acquisitions	806	59,685
Warranty claim payments	(48,548)	(38,772)
Foreign currency impact	11,428	(2,932)
Balance at end of year	$153,063	$138,992

16. PREFERRED STOCK

The Company’s authorized capital stock includes 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, without any further vote or action by the Company’s shareholders. The rights and preferences of the preferred stock would be superior to those of the common stock. At December 31, 2017 and 2016 there was no preferred stock issued or outstanding.

17. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Foreign Currency Hedging The Company uses forward contracts to mitigate its foreign currency exchange rate exposure due to forecasted sales of finished goods and future settlement of foreign currency denominated assets and liabilities. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. The effective portion of gains and losses is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item. The contracts are scheduled to mature within two years. For the twelve months ended December 31, 2017, the amount reclassified into income was $0.4 million.

Other Activities The Company enters into certain derivative contracts in accordance with its risk management strategy that do not meet the criteria for hedge accounting but which have the impact of largely mitigating foreign currency exposure. These foreign exchange contracts are accounted for on a full mark to market basis through earnings, with gains and losses recorded as a component of other expense, net. The net unrealized gain related to these contracts was $2.1 million for the twelve months ended December 31, 2017. The notional amount and fair value of foreign exchange contracts that did not meet the criteria for hedge accounting at December 31, 2017 was not material. These contracts are scheduled to mature within one year.

The following table summarizes the gross notional amounts and fair values of the designated and non-designated hedged discussed in the above sections:

In millions	Designated	Non-Designated	Total
Gross notional amount	$805.1	$379.7	$1,184.8
Fair Value:
Other current assets	3.5	2.1	5.6
Other current liabilities	—	—	—
Total	$3.5	$2.1	$5.6

Interest Rate Hedging The Company uses interest rate swaps to manage interest rate exposures. The Company is exposed to interest rate volatility with regard to existing floating rate debt. Primary exposure includes the London Interbank Offered Rates (LIBOR). Derivatives used to hedge risk associated with changes in the fair value of certain variable-rate debt are primarily designated as fair value hedges. Consequently, changes in the fair value of these derivatives, along with changes in the fair value of debt obligations are recognized in current period earnings. See long-term debt footnote fair value measurement footnote for further information on current interest rate swaps.

As of December 31, 2017, the Company has recorded a current liability of $1.2 million and an accumulated other comprehensive loss of $0.7 million, net of tax, related to these agreements.

18. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value and explains the related disclosure requirements. ASC 820 indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability and defines fair value based upon an exit price model.

Valuation Hierarchy. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2017, which are included in other current liabilities on the Consolidated Balance sheet:

		Fair Value Measurements at December 31, 2017 Using
In thousands	Total Carrying Value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	1,163	—	1,163	—
Total	$1,163	$—	$1,163	$—

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2016, which are included in other current liabilities on the Consolidated Balance sheet:

		Fair Value Measurements at December 31, 2016 Using
In thousands	Total Carrying Value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	3,888	—	3,888	—
Total	$3,888	$—	$3,888	$—

To reduce the impact of interest rate changes on a portion of its variable-rate debt, the Company entered into interest rate swaps which effectively converted a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. For certain derivative contracts whose fair values are based upon trades in liquid markets, such as interest rate swaps, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

As a result of our global operating activities the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect our operating results and financial position. When deemed appropriate, the Company minimizes these risks through entering into foreign currency forward contracts. The foreign currency forward contracts are valued using broker quotations, or market transactions in either the listed or over-the counter markets. As such, these derivative instruments are classified within level 2.

The Company’s cash and cash equivalents are highly liquid investments purchased with an original maturity of three months or less and are considered Level 1 on the fair value valuation hierarchy. The fair value of cash and cash equivalents approximated the carrying value at December 31, 2017 and December 31, 2016. The Company’s defined benefit pension plan assets consist primarily of equity security funds, debt security funds and temporary cash and cash equivalent investments. These investments are comprised of a number of investment funds that invest in a diverse portfolio of assets including equity securities, corporate and governmental bonds, and money markets. Trusts are valued at the net asset value (“NAV”) as determined by their custodian. NAV represents the accumulation of the unadjusted quoted close prices on the reporting date for the underlying investments divided by the total shares outstanding at the reporting dates. The 2013 and 2016 Notes are considered Level 2 based on the fair value valuation hierarchy.

The estimated fair values and related carrying values of the Company’s financial instruments are as follows:

	December 31, 2017		December 31, 2016
In thousands	Carry Value	Fair Value	Carry Value	Fair Value
Interest rate swap agreements	$1,163	$1,163	$3,888	$3,888
4.375% Senior Notes	248,567	262,033	248,310	260,265
3.45% Senior Notes	747,655	741,113	747,474	719,273

The fair value of the Company’s interest rate swap agreements and the 2013 and 2016 Notes were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the agreement.

19. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. The Company believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Under terms of the purchase agreement and related documents for the 1990 Acquisition, American Standard, Inc., now known as Trane (“Trane”), has indemnified the Company for certain items including, among other things, certain environmental claims the Company asserted prior to 2000. If Trane was unable to honor or meet these indemnifications, the Company would be responsible for such items. In the opinion of Management, Trane currently has the ability to meet its indemnification obligations.

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly owned subsidiary, Railroad Friction Products Corporation (“RFPC”), and are based on a product sold by RFPC prior to the time that the Company acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retain the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated.

It is management’s belief that the potential range of loss for asbestos-related bodily injury cases is not reasonably determinable at present due to a variety of factors, including: (1) the asbestos case settlement history of the Company’s wholly owned subsidiary, RFPC; (2) the unpredictable nature of personal injury litigation in general; and (3) the uncertainty of asbestos litigation in particular. Despite this uncertainty, and although the results of the Company’s operations and cash flows for any given period could be adversely affected by asbestos-related lawsuits, Management believes that the final resolution of the Company’s asbestos-related cases will not be material to the Company’s overall financial position, results of operations and cash flows. In general, this belief is based upon: (1) Wabtec’s and RFPC’s history of settlements and dismissals of asbestos-related cases to date; (2) the inability of many plaintiffs to establish any exposure or causal relationship to RFPC’s product; and (3) the inability of many plaintiffs to demonstrate any identifiable injury or compensable loss.

More specifically, as to RFPC, management’s belief that any losses due to asbestos-related cases would not be material is also based on the fact that RFPC owns insurance which provides coverage for asbestos-related bodily injury claims. To date, RFPC’s insurers have provided RFPC with defense and indemnity in these actions. The overall number of new claims being filed against RFPC has dropped significantly in recent years; however, these new claims, and all previously filed claims, may take a significant period of time to resolve. As to Wabtec and its divisions, Management’s belief that asbestos-related cases will not have a material impact is also based on its position that it has no legal liability for asbestos-related bodily injury claims, and that the former owners of Wabtec’s assets retained asbestos liabilities for the products at issue. To date, Wabtec has been able to successfully defend itself on this basis, including two arbitration decisions and a judicial opinion, all of which confirmed Wabtec’s position that it did not assume any asbestos liabilities from the former owners of certain Wabtec assets. Although Wabtec has incurred defense and administrative costs in connection with asbestos bodily injury actions, these costs have not been material, and the Company has no information that would suggest these costs would become material in the foreseeable future.

On April 21, 2016, Siemens Industry, Inc. filed a lawsuit against the Company in federal district court in Delaware alleging that the Company has infringed seven patents owned by Siemens, all of which relate to Positive Train Control technology. On November 2, 2016, Siemens amended its complaint to add six additional patents they also claim are infringed by the Company’s Positive Train Control Products. The Company has filed Answers, and asserted counterclaims, in response to Siemens’ complaints. The case is still in the preliminary stages, but the Company has begun filing for Inter-Parties Review proceedings before the U.S. Patent & Trademark Office seeking to invalidate the Siemens patents. Wabtec believes the claims are without merit and is vigorously defending itself.

Xorail, Inc., a wholly owned subsidiary of the Company (“Xorail”), has received notices from Denver Transit Constructors (“Denver Transit”) alleging breach of contract related to the operating of constant warning wireless crossings, and late delivery of the Train Management & Dispatch System (“TMDS”) for the Denver Eagle P3 Project, which is owned by the Denver Regional Transit District (“RTD”). No damages have been asserted for the alleged late delivery of the TMDS, and Xorail is in the final stages of successfully implementing a recovery plan concerning the TMDS issues. With regard to the wireless crossings, as of September 8, 2017, Denver Transit alleged that total damages were $36.8 million through July 31, 2017, and are continuing to accumulate. The crossings have not been certified for use without flaggers, which Denver Transit alleges is due to Xorail’s failure to achieve constant warning times satisfactory to the Federal Railway Administration (“FRA”) and the Public Utility Commission (“PUC”). Noclaims have been filed by Denver Transit with regard to either issue. Xorail has denied Denver Transit’s assertions regarding the wireless crossings, and Denver Transit has also notified RTD that Denver Transit considers the new certification requirements imposed by FRA and/or PUC as a change in law, for which neither Denver Transit nor its subcontractors are liable. Xorail has worked with Denver Transit to modify its system to meet the FRA’s and PUC’s previously undefined, and evolving, certification requirements. On September 28, 2017, the FRA granted a 5 year approval of the modified wireless crossing system as currently implemented; however, the PUC has not granted approval of the modified system and therefore the crossings are still not certified for use without flaggers. Denver Transit and RTD are continuing to seek approval from PUC. The Company does not believe that it has any liability with respect to the wireless crossing issue.

From time to time the Company is involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its financial condition, results of operations or liquidity.

20. SEGMENT INFORMATION

Wabtec has two reportable segments—the Freight Segment and the Transit Segment. The key factors used to identify these reportable segments are the organization and alignment of the Company’s internal operations, the nature of the products and services, and customer type. The business segments are:

Freight Segment primarily manufactures and services components for new and existing freight cars and locomotives, builds new switcher locomotives, rebuilds freight locomotives, supplies railway electronics, positive train control equipment, signal design and engineering services, and provides related heat exchange and cooling systems. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities.

Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses, builds new commuter locomotives, refurbishes subway cars, provides heating, ventilation, and air conditioning equipment, and doors for buses and subways. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world.

The Company evaluates its business segments’ operating results based on income from operations. Intersegment sales are accounted for at prices that are generally established by reference to similar transactions with unaffiliated customers. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses and other items have not been allocated to business segments, the results in the following tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,396,588	$2,485,168	$—	$3,881,756
Intersegment sales/(elimination)	37,630	21,548	(59,178)	—
Total sales	$1,434,218	$2,506,716	$(59,178)	$3,881,756
Income (loss) from operations	$264,603	$188,546	$(31,416)	$421,733
Interest expense and other, net	—	—	(69,670)	(69,670)
Income (loss) from operations before income taxes	$264,603	$188,546	$(101,086)	$352,063
Depreciation and amortization	$43,721	$57,441	$2,086	$103,248
Capital expenditures	33,921	50,762	4,783	89,466
Segment assets	3,504,289	7,562,122	(4,486,431)	6,579,980

Segment financial information for 2016 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,543,098	$1,388,090	$—	$2,931,188
Intersegment sales/(elimination)	39,519	9,393	(48,912)	$—
Total sales	$1,582,617	$1,397,483	$(48,912)	$2,931,188
Income (loss) from operations	$344,455	$171,446	$(57,540)	$458,361
Interest expense and other, net	—	—	(45,524)	(45,524)
Income (loss) from operations before income taxes	$344,455	$171,446	$(103,064)	$412,837
Depreciation and amortization	$36,519	$31,545	$1,731	$69,795
Capital expenditures	22,726	20,987	6,503	50,216
Segment assets	2,949,668	6,720,302	(3,088,952)	6,581,018

Segment financial information for 2015 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$2,054,715	$1,235,283	$—	$3,307,998
Intersegment sales/(elimination)	35,372	10,895	(46,267)	—
Total sales	$2,090,087	$1,264,178	$(46,267)	$3,307,998
Income (loss) from operations	$482,640	$150,988	$(26,061)	$607,567
Interest expense and other, net	—	—	(22,199)	(22,199)
Income (loss) from operations before income taxes	$482,640	$150,988	$(48,260)	$585,368
Depreciation and amortization	$36,834	$26,196	$1,704	$64,734
Capital expenditures	24,715	22,996	1,717	49,428
Segment assets	2,708,724	2,202,614	(1,681,825)	3,229,513

The following geographic area data as of and for the years ended December 31, 2017, 2016 and 2015, respectively, includes net sales based on product shipment destination and long-lived assets, which consist of plant, property and equipment, net of depreciation, resident in their respective countries:

	Net Sales			Long-Lived Assets
In thousands	2017	2016	2015	2017	2016	2015
United States	$1,323,781	$1,362,255	$1,754,924	$211,608	$205,895	$171,362
United Kingdom	356,493	322,563	368,505	57,668	54,215	63,694
Canada	279,013	206,258	204,674	5,822	5,156	4,876
France	237,454	66,287	45,565	57,849	33,636	7,194
Germany	208,817	98,364	92,422	71,709	57,902	31,642
China	178,137	106,357	100,586	36,388	42,672	12,256
Mexico	160,029	183,583	190,034	9,117	8,766	8,839
Italy	142,037	45,771	38,164	30,329	27,253	15,170
India	137,837	24,161	12,345	12,519	1,271	1,946
Australia	136,127	82,099	86,809	10,483	8,039	8,424
Brazil	69,378	51,493	84,595	13,184	13,227	9,318
Other international	652,653	381,997	329,375	57,296	60,344	18,472
Total	$3,881,756	$2,931,188	$3,307,998	$573,972	$518,376	$353,193

Export sales from the Company’s United States operations were $448.0 million, $470.5 million and $508.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Sales by product are as follows:

In thousands	2017	2016	2015
Specialty Products & Electronics	$1,350,727	$1,374,580	$1,733,881
Brake Products	749,959	588,081	627,552
Remanufacturing, Overhaul & Build	522,275	559,284	606,624
Transit Products	1,112,340	276,124	189,581
Other	146,455	133,119	150,360
Total sales	$3,881,756	$2,931,188	$3,307,998

21. GUARANTOR SUBSIDIARIES FINANCIAL INFORMATION

The obligations under the Company’s 2016 Notes, 2013 Notes and Revolving Credit Facility and Term Loan are fully and unconditionally guaranteed by all U.S. subsidiaries as guarantors. Each guarantor is 100% owned by the parent company. In accordance with positions established by the Securities and Exchange Commission, the following shows separate financial information with respect to the parent, the guarantor subsidiaries and the non-guarantor subsidiaries. The principal elimination entries eliminate investment in subsidiaries and certain intercompany balances and transactions.

Balance Sheet for December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$933	$4,802	$227,666	$—	$233,401
Receivables, net	77,046	237,360	852,381	—	1,166,787
Inventories	120,937	137,972	483,725	—	742,634
Current assets - other	1,142	4,507	116,642	—	122,291
Total current assets	200,058	384,641	1,680,414	—	2,265,113
Property, plant and equipment	52,532	136,382	385,058	—	573,972
Goodwill	25,274	546,527	1,888,302	—	2,460,103
Investment in subsidiaries	6,517,205	2,570,391	—	(9,087,596)	—
Other intangibles, net	30,575	251,347	922,510	—	1,204,432
Other long term assets	17,414	295	58,651	—	76,360
Total assets	$6,843,058	$3,889,583	$4,934,935	$(9,087,596)	$6,579,980

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Current liabilities	$196,827	217,176	$1,159,327	—	$1,573,330
Inter-company	2,121,546	(2,026,634)	(94,912)	—	—
Long-term debt	1,661,771	14	161,518	—	1,823,303
Long-term liabilities - other	54,046	67,824	232,945	—	354,815
Total liabilities	4,034,190	(1,741,620)	1,458,878	—	3,751,448
Shareholders’ equity	2,808,868	5,632,665	3,454,931	(9,087,596)	2,808,868
Non-controlling interest	—	(1,462)	21,126	—	19,664
Total shareholders’ equity	$2,808,868	$5,631,203	$3,476,057	$(9,087,596)	$2,828,532
Total Liabilities and Shareholders’ Equity	$6,843,058	$3,889,583	$4,934,935	$(9,087,596)	$6,579,980

Balance Sheet for December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$2,522	$9,496	$386,466	$—	$398,484
Receivables, net	79,041	202,779	660,688	—	942,508
Inventories	120,042	128,076	410,392	—	658,510
Current assets - other	52,576	(17,844)	833,397	—	868,129
Total current assets	254,181	322,507	2,290,943	—	2,867,631
Property, plant and equipment	49,031	126,661	342,684	—	518,376
Goodwill	25,275	477,472	1,576,018	—	2,078,765
Investment in subsidiaries	5,388,613	1,325,150	—	(6,713,763)	—
Other intangibles, net	31,897	204,512	817,451	—	1,053,860
Other long term assets	9,592	(1,914)	54,708	—	62,386
Total assets	$5,758,589	$2,454,388	$5,081,804	$(6,713,763)	$6,581,018
Current liabilities	$194,983	196,956	$1,054,700	—	$1,446,639
Inter-company	1,562,399	(1,848,777)	286,378	—	—
Long-term debt	1,761,933	58	976	—	1,762,967
Long-term liabilities - other	33,298	74,977	286,312	—	394,587
Total liabilities	3,552,613	(1,576,786)	1,628,366	—	3,604,193
Shareholders’ equity	2,205,976	4,032,250	2,681,514	(6,713,763)	2,205,977
Non-controlling interest	—	(1,076)	771,924	—	770,848
Total shareholders’ equity	$2,205,976	$4,031,174	$3,453,438	$(6,713,763)	$2,976,825
Total Liabilities and Shareholders’ Equity	$5,758,589	$2,454,388	$5,081,804	$(6,713,763)	$6,581,018

Income Statement for the Year Ended December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$577,397	$1,067,954	$2,378,817	$(142,412)	$3,881,756
Cost of sales	(440,911)	(675,546)	(1,808,370)	108,384	(2,816,443)
Gross profit (loss)	136,486	392,408	570,447	(34,028)	1,065,313
Total operating expenses	(113,872)	(123,423)	(406,285)	—	(643,580)
Income (loss) from operations	22,614	268,985	164,162	(34,028)	421,733
Interest (expense) income, net	(72,233)	8,843	(5,314)	—	(68,704)
Other income (expense), net	5,103	289	(6,358)	—	(966)
Equity earnings (loss)	416,068	131,620	—	(547,688)	—
Pretax income (loss)	371,552	409,737	152,490	(581,716)	352,063
Income tax expense	(109,294)	32,393	(12,872)	—	(89,773)
Net income (loss)	262,258	442,130	139,618	(581,716)	262,290

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Less: Net income attributable to noncontrolling interest	—	386	(415)	—	(29)
Net income (loss) attributable to Wabtec shareholders	$262,258	$442,516	$139,203	$(581,716)	$262,261

Comprehensive income (loss) attributable to Wabtec shareholders	$263,907	$442,516	$472,167	$(581,716)	$596,874

Income Statement for the Year Ended December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$641,809	$1,112,001	$1,322,937	$(145,559)	$2,931,188
Cost of sales	(473,700)	(708,062)	(928,608)	103,421	(2,006,949)
Gross profit (loss)	168,109	403,939	394,329	(42,138)	924,239
Total operating expenses	(141,940)	(122,617)	(201,321)	—	(465,878)
(Loss) income from operations	26,169	281,322	193,008	(42,138)	458,361
Interest (expense) income, net	(34,975)	7,012	(14,598)	—	(42,561)
Other income (expense), net	20,509	(2,284)	(21,188)	—	(2,963)
Equity earnings (loss)	322,650	131,234	—	(453,884)	—
Pretax income (loss)	334,353	417,284	157,222	(496,022)	412,837
Income tax expense	(29,466)	(57,667)	(12,300)	—	(99,433)
Net income (loss)	304,887	359,617	144,922	(496,022)	313,404
Less: Net income attributable to noncontrolling interest	—	—	(8,517)	—	(8,517)
Net income attributable to Wabtec shareholders	$304,887	$359,617	$136,405	$(496,022)	$304,887

Comprehensive income (loss) attributable to Wabtec shareholders	$305,180	$359,617	$33,226	$(496,022)	$202,001

Income Statement for the Year Ended December 31, 2015:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$743,262	$1,436,935	$1,300,577	$(172,776)	$3,307,998
Cost of sales	(531,269)	(843,104)	(976,798)	90,989	(2,260,182)
Gross (loss) profit	211,993	593,831	323,779	(81,787)	1,047,816
Total operating expenses	(142,953)	(131,251)	(166,045)	—	(440,249)
(Loss) income from operations	69,040	462,580	157,734	(81,787)	607,567
Interest (expense) income, net	(23,129)	5,914	327	—	(16,888)
Other income (expense), net	23,193	(9,140)	(19,364)	—	(5,311)
Equity earnings (loss)	506,903	112,286	—	(619,189)	—
Pretax income (loss)	576,007	571,640	138,697	(700,976)	585,368
Income tax expense	(177,379)	8,989	(18,350)	—	(186,740)
Net income (loss)	398,628	580,629	120,347	(700,976)	398,628
Less: Net income attributable to noncontrolling interest	—	—	—	—	—
Net income attributable to Wabtec shareholders	$398,628	$580,629	$120,347	$(700,976)	$398,628

Comprehensive income (loss) attributable to Wabtec shareholders	$409,734	$580,629	$(7,992)	$(700,976)	$281,395

Condensed Statement of Cash Flows for the year ended December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(49,231)	$249,204	$22,866	$(34,028)	$188,811
Net cash used in investing activities	(11,156)	(120,661)	(143,912)	—	(275,729)
Net cash provided by (used in) financing activities	58,798	(133,237)	(57,020)	34,028	(97,431)
Effect of changes in currency exchange rates	—	—	19,266	—	19,266
Increase (decrease) in cash	(1,589)	(4,694)	(158,800)	—	(165,083)
Cash, beginning of year	2,522	9,496	386,466	—	398,484
Cash, end of year	$933	$4,802	$227,666	$—	$233,401

Condensed Statement of Cash Flows for the year ended December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash provided by (used in) operating activities	$(44,611)	$332,822	$204,457	$(42,138)	$450,530
Net cash used in investing activities	(829,783)	(14,725)	69,443	—	(775,065)
Net cash (used in) provided by financing activities	876,916	(321,758)	(74,325)	42,138	522,971
Effect of changes in currency exchange rates	—	—	(26,143)	—	(26,143)
(Decrease) increase in cash	2,522	(3,661)	173,432	—	172,293
Cash, beginning of year	—	13,157	213,034	—	226,191
Cash, end of year	$2,522	$9,496	$386,466	$—	$398,484

Condensed Statement of Cash Flows for the year ended December 31, 2015:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash provided by (used in) operating activities	$(90,374)	$487,516	$135,489	$(81,787)	$450,844
Net cash used in investing activities	(7,862)	(109,326)	(262,948)	—	(380,136)
Net cash provided by (used in) financing activities	(48,570)	(378,330)	93,615	81,787	(251,498)
Effect of changes in currency exchange rates	—	—	(18,868)	—	(18,868)
Increase in cash	(146,806)	(140)	(52,712)	—	(199,658)
Cash, beginning of year	146,806	13,297	265,746	—	425,849
Cash, end of year	$—	$13,157	$213,034	$—	$226,191

22. OTHER (EXPENSE) INCOME, NET

The components of other (expense) income, net are as follows:

	For the year ended December 31,
In thousands	2017	2016	2015
Foreign currency loss	$(6,618)	$(4,001)	$(4,659)
Equity income	2,579	409	—
Other miscellaneous income (expense)	3,073	629	(652)
Total other (expense) income, net	$(966)	$(2,963)	$(5,311)

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
2017
Net sales	$916,034	$932,253	$957,931	$1,075,538
Gross profit	269,707	273,963	253,203	268,440
Income from operations	114,858	113,701	102,011	91,163
Net income attributable to Wabtec shareholders	73,889	72,025	67,399	48,948
Basic earnings from operations per common share	$0.77	$0.75	$0.70	$0.51
Diluted earnings from operations per common share	$0.77	$0.75	$0.70	$0.51
2016
Net sales	$772,031	$723,601	$675,574	$759,982
Gross profit	255,180	237,389	212,481	219,189
Income from operations	142,181	133,284	120,096	62,800
Net income attributable to Wabtec shareholders	94,163	90,485	82,428	46,328
Basic earnings from operations per common share	$1.03	$1.00	$0.92	$0.42
Diluted earnings from operations per common share	$1.02	$1.00	$0.91	$0.42
(1)	Results from the fourth quarter of 2017 include project adjustments related to prior periods which decreased income from operations by approximately $14.8 million. The effect of these project adjustments was not material.

The Company operates on a four-four-five week accounting quarter, and the quarters end on or about March 31, June 30 and September 30. The fiscal year ends on December 31.

SCHEDULE II

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For each of the three years ended December 31

In thousands	Balance at beginning of period	Charged/ (credited) to expense	Charged/ (credited) to other accounts(1)	Deductions from reserves(2)	Balance at end of period
2017
Warranty and overhaul reserves	$138,992	$50,385	$12,234	$48,548	$153,063
Allowance for doubtful accounts	7,340	2,632	4,979	2,609	12,342
Valuation allowance-taxes	21,418	6,760	—	10,024	18,154
2016
Warranty and overhaul reserves	$92,064	$28,947	$56,753	$38,772	$138,992
Allowance for doubtful accounts	5,614	3,635	—	1,909	7,340
Valuation allowance-taxes	12,623	3,405	5,390	—	21,418
2015
Warranty and overhaul reserves	$87,849	$35,418	$(1,762)	$29,441	$92,064
Allowance for doubtful accounts	6,270	2,026	—	2,682	5,614
Valuation allowance-taxes	1,818	7,024	3,781	—	12,623
(1)	Reserves of acquired/(sold) companies; valuation allowances for state and foreign deferred tax assets; impact of fluctuations in foreign currency exchange rates.
(2)	Actual disbursements and/or charges.

Item 16.	FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Date:	February 26, 2018	By:	/S/ RAYMOND T. BETLER
Raymond T. Betler,
President and Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

	Signature and Title	Date

By	/s/ albert j. neupaver	February 26, 2018
Albert J. Neupaver, Chairman of the Board

By	/s/ raymond t. betler	February 26, 2018
Raymond T. Betler, President and Chief Executive Officer and Director (Principal Executive Officer)

By	/s/ patrick d. dugan	February 26, 2018
Patrick D. Dugan, Executive Vice President Finance and Chief Financial Officer (Principal Financial Officer)

By	/s/ john a. mastalerz	February 26, 2018
John A. Mastalerz, Senior Vice President and Principal Accounting Officer

By	/s/ william e. kassling	February 26, 2018
William E. Kassling, Lead Director

By	/s/ philippe alfroid	February 26, 2018
Philippe Alfroid, Director

By	/s/ robert j. brooks	February 26, 2018
Robert J. Brooks, Director

By	/s/ erwan faiveley	February 26, 2018
Erwan Faiveley, Director

By	/s/ emilio a. fernandez	February 26, 2018
Emilio A. Fernandez, Director

	Signature and Title	Date

By	/s/ lee b. foster, ii	February 26, 2018
Lee B. Foster, II, Director

By	/s/ linda s. harty	February 26, 2018
Linda S. Harty, Director

By	/s/ brian p. hehir	February 26, 2018
Brian P. Hehir, Director

By	/s/ michael w. d. howell	February 26, 2018
Michael W. D. Howell, Director

By	/s/ stephane rambaud-measson	February 26, 2018
Stephane Rambaud-Measson, Director

By	/s/ nickolas w. vande steeg	February 26, 2018
Nickolas W. Vande Steeg, Director

Appendix B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number: 033-90866

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	25-1615902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1001 Air Brake Avenue Wilmerding, PA	15148
(Address of principal executive offices)	(Zip code)

412-825-1000
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
Emerging growth company	☐	Smaller reporting company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at October 24, 2018
Common Stock, $.01 par value per share	96,614,946

WESTINGHOUSE AIR BRAKE
TECHNOLOGIES CORPORATION

September 30, 2018

FORM 10-Q

PART I—FINANCIAL INFORMATION

Item 1.	FINANCIAL STATEMENTS

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

	Unaudited
In thousands, except shares and par value	September 30, 2018	December 31, 2017
Assets
Current Assets
Cash and cash equivalents	$411,381	$233,401
Restricted cash	1,724,000	—
Accounts receivable	851,244	800,619
Unbilled accounts receivable	389,277	366,168
Inventories	866,205	742,634
Other current assets	111,441	122,291
Total current assets	4,353,548	2,265,113
Property, plant and equipment	1,026,184	1,026,046
Accumulated depreciation	(468,761)	(452,074)
Property, plant and equipment, net	557,423	573,972
Other Assets
Goodwill	2,412,554	2,460,103
Other intangibles, net	1,157,424	1,204,432
Other noncurrent assets	72,277	76,360
Total other assets	3,642,255	3,740,895
Total Assets	$8,553,226	$6,579,980

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$557,449	$552,525
Customer deposits	374,104	369,716
Accrued compensation	165,190	164,210
Accrued warranty	136,449	137,542
Current portion of long-term debt	47,038	47,225
Other accrued liabilities	250,063	302,112
Total current liabilities	1,530,293	1,573,330
Long-term debt	3,818,061	1,823,303
Reserve for postretirement and pension benefits	95,310	103,734
Deferred income taxes	153,549	175,902
Accrued warranty	18,104	15,521
Other long-term liabilities	27,557	59,658
Total liabilities	5,642,874	3,751,448
Commitments and contingent liabilities (Note 16)
Equity
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized: 132,349,534 shares issued and 96,606,946 and 96,034,352 outstanding at September 30, 2018 and December 31, 2017, respectively	1,323	1,323
Additional paid-in capital	916,768	906,616
Treasury stock, at cost, 35,742,588 and 36,315,182 shares, at September 30, 2018 and December 31, 2017, respectively	(816,327)	(827,379)
Retained earnings	2,999,139	2,773,300
Accumulated other comprehensive loss	(205,733)	(44,992)
Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	2,895,170	2,808,868
Non-controlling interest	15,182	19,664
Total equity	2,910,352	2,828,532
Total Liabilities and Equity	$8,553,226	$6,579,980

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Unaudited		Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands, except per share data	2018	2017	2018	2017
Net sales	$1,077,814	$957,931	$3,245,671	$2,806,218
Cost of sales	(775,802)	(704,728)	(2,308,811)	(2,009,345)
Gross profit	302,012	253,203	936,860	796,873
Selling, general and administrative expenses	(146,839)	(118,183)	(465,197)	(368,788)
Engineering expenses	(20,132)	(24,709)	(61,569)	(71,511)
Amortization expense	(9,862)	(8,645)	(30,113)	(27,039)
Total operating expenses	(176,833)	(151,537)	(556,879)	(467,338)
Income from operations	125,179	101,666	379,981	329,535
Other income and expenses
Interest expense, net	(23,713)	(20,038)	(75,917)	(57,460)
Other income (expense), net	1,201	(443)	5,958	5,304
Income from operations before income taxes	102,667	81,185	310,022	277,379
Income tax expense	(16,598)	(12,746)	(53,225)	(64,776)
Net income	86,069	68,439	256,797	212,603
Less: Net loss (gain) attributable to noncontrolling interest	1,670	(1,040)	3,724	710
Net income attributable to Wabtec shareholders	$87,739	$67,399	$260,521	$213,313
Earnings Per Common Share
Basic
Net income attributable to Wabtec shareholders	$0.91	$0.70	$2.71	$2.23
Diluted
Net income attributable to Wabtec shareholders	$0.91	$0.70	$2.70	$2.22
Weighted average shares outstanding
Basic	96,208	95,709	95,935	95,163
Diluted	96,637	96,316	96,436	95,808

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Unaudited		Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2018	2017	2018	2017
Net income attributable to Wabtec shareholders	$87,739	$67,399	$260,521	$213,313
Foreign currency translation (loss) gain	(44,253)	82,905	(159,064)	277,984
Unrealized (loss) gain on derivative contracts	(82)	15,021	(5,583)	18,400
Unrealized gain (loss) on pension benefit plans and post-retirement benefit plans	(6,872)	27	3,363	(3,017)
Other comprehensive (loss) income before tax	(51,207)	97,953	(161,284)	293,367
Income tax expense related to components of other comprehensive income	1,675	(5,333)	543	(5,692)
Other comprehensive (loss) income, net of tax	(49,532)	92,620	(160,741)	287,675
Comprehensive income attributable to Wabtec shareholders	$38,207	$160,019	$99,780	$500,988

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Unaudited
	Nine Months Ended September 30,
In thousands, except per share data	2018	2017
Operating Activities
Net income	$256,797	$212,603
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	82,974	76,970
Stock-based compensation expense	20,484	14,539
Loss on disposal of property, plant and equipment	4,057	1,633
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable and unbilled accounts receivable	(100,212)	(60,246)
Inventories	(125,523)	(53,365)
Accounts payable	4,194	(121,389)
Accrued income taxes	(43,770)	(35,942)
Accrued liabilities and customer deposits	16,369	81,270
Other assets and liabilities	(77,332)	(89,562)
Net cash provided by operating activities	38,038	26,511
Investing Activities
Purchase of property, plant and equipment	(64,232)	(60,263)
Proceeds from disposal of property, plant and equipment	9,139	1,066
Acquisitions of businesses, net of cash acquired	(49,067)	(846,675)
Net cash used for investing activities	(104,160)	(905,872)
Financing Activities
Proceeds from debt	3,490,185	883,473
Payments of debt	(1,466,626)	(918,919)
Proceeds from exercise of stock options and other benefit plans	13,138	2,888
Payment of income tax withholding on share-based compensation	(6,705)	(6,798)
Cash dividends ($0.36 and $0.20 per share for the nine months ended September 30, 2018 and 2017, respectively)	(34,682)	(30,693)
Net cash provided by (used for) financing activities	1,995,310	(70,049)
Effect of changes in currency exchange rates	(27,208)	34,258
Increase (decrease) in cash	1,901,980	(915,152)
Cash, cash equivalents, and restricted cash, beginning of period	233,401	1,143,232
Cash, cash equivalents, and restricted cash, end of period	$2,135,381	$228,080

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2018 (UNAUDITED)

1. BUSINESS

Westinghouse Air Brake Technologies Corporation (“Wabtec” or the “Company”) is one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Our highly engineered products enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries and our products can be found in more than 100 countries throughout the world. In the first nine months of 2018, approximately 66% of the Company’s revenues came from customers outside the United States.

2. ACCOUNTING POLICIES

Basis of Presentation The unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and the rules and regulations of the Securities and Exchange Commission and include the accounts of Wabtec and its subsidiaries in which Wabtec has a controlling interest. These condensed consolidated interim financial statements do not include all of the information and footnotes required for complete financial statements. In management’s opinion, these financial statements reflect all adjustments of a normal, recurring nature necessary for a fair presentation of the results for the interim periods presented. Results for these interim periods are not necessarily indicative of results to be expected for the full year.

The Company operates on a four-four-five week accounting quarter, and the quarters end on or about March 31, June 30, September 30, and December 31.

The notes included herein should be read in conjunction with the audited consolidated financial statements included in Wabtec’s Annual Report on Form 10-K for the year ended December 31, 2017. The December 31, 2017 information has been derived from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Revenue Recognition On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers”. This new guidance provides a five-step analysis of transactions to determine when and how revenue is recognized and requires entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer.

Approximately 75% of the Company’s revenues are derived from performance obligations that are satisfied at a point in time when control passes to the customer which is generally at the time of shipment in accordance with agreed upon delivery terms. The remaining revenues are earned over time. This approach is consistent with our revenue recognition approach in prior years.

The Company also has long-term customer agreements involving the design and production of highly engineered products that require revenue to be recognized over time because these products have no alternative use without significant economic loss and the agreements contain an enforceable right to payment including a reasonable profit margin from the customer in the event of contract termination. Additionally, the Company has customer agreements involving the creation or enhancement of an asset that the customer controls which also require revenue to be recognized over time. This approach is consistent with our revenue recognition approach in prior years. Generally, the Company uses an input method for determining the amount of revenue, cost and gross margin to recognize over time for these customer agreements. The input methods used for these agreements include costs of material and labor, both of which give an accurate representation of the progress made toward complete satisfaction of a particular performance obligation. Contract revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined.

Contract assets include unbilled amounts resulting from sales under long-term contracts where revenue is recognized over time and revenue exceeds the amount that can be billed to the customer based on the terms of the contract. Contract assets are classified as current assets under the caption “Unbilled Accounts Receivable” on the consolidated balance sheet. The Company has elected to use the practical expedient and not consider unbilled amounts anticipated to be paid within one year as significant financing components.

Contract liabilities include customer deposits that are made prior to the incurrence of costs related to a newly agreed upon contract and advanced customer payments that are in excess of revenue recognized. These contract liabilities are classified as current liabilities under the caption “Customer Deposits” on the consolidated balance sheet. These contract liabilities are not considered a significant financing component because they are used to meet working capital demands that can be higher in the early stages of a contract and revenue associated with the contract liabilities is expected to be recognized within one year. Contract liabilities also include provisions for estimated losses from uncompleted contracts. Provisions for loss contracts were $66.5 million and $94.0 million at September 30, 2018 and December 31, 2017, respectively. These provisions for estimated losses are classified as current liabilities and included within the caption “Other accrued liabilities” on the consolidated balance sheet.

Due to the nature of work required to be performed on the Company’s long-term projects, the estimation of total revenue and cost at completion is subject to many variables and requires significant judgment. Contract estimates related to long-term projects are based on various assumptions to project the outcome of future events that could span several years. These assumptions include cost of materials; labor availability and productivity; complexity of the work to be performed; and the performance of suppliers, customers and subcontractors that may be associated with the contract. We have a disciplined quarterly estimate-at-completion process where management reviews the progress of long term-projects. As part of this process, management reviews information including key contract matters, progress towards completion, identified risks and opportunities and any other information that could impact the Company’s estimates of revenue and costs. After completing this analysis, any quarterly adjustments to net sales, cost of goods sold, and the related impact to operating income are recognized as necessary in the period they become known.

Generally, the Company’s revenue contains a single performance obligation for each distinct good. Pricing is defined in our contracts on a line item basis and includes an estimate of variable consideration when required by the terms of the individual customer contract. Types of variable consideration that the Company typically has include volume discounts, prompt payment discounts, liquidating damages, and performance bonuses. Sales returns and allowances are also estimated and recognized in the same period the related revenue is recognized, based upon the Company’s experience.

Pre-Production Costs Certain pre-production costs relating to long-term production and supply contracts have been deferred and will be recognized over the life of the contracts. Deferred pre-production costs were $20.3 million and $20.2 million at September 30, 2018 and December 31, 2017, respectively.

Reclassifications Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation. Refer to Recently Adopted Accounting Pronouncements below.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Financial Derivatives and Hedging Activities As part of its risk management strategy, the Company utilizes derivative financial instruments to mitigate the impact of changes in foreign currencies and interest rates. For further information regarding financial derivatives and hedging activities, refer to Footnotes 14 and 15.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company’s Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the period. Foreign currency gains and losses resulting from transactions and the translation of financial statements are recorded in the Company’s consolidated financial statements based upon the provisions of

ASC 830 “Foreign Currency Matters.” The effects of currency exchange rate changes on intercompany transactions and balances of a long-term investment nature are accumulated and carried as a component of accumulated other comprehensive loss. The effects of currency exchange rate changes on intercompany transactions that are denominated in a currency other than an entity’s functional currency are charged or credited to earnings.

Noncontrolling Interests In accordance with ASC 810 “Consolidation”, the Company has classified noncontrolling interests as equity on the condensed consolidated balance sheets as of September 30, 2018 and December 31, 2017. Net income attributable to noncontrolling interests was a loss of $1.7 million and income of $1.0 million, for the three months ended September 30, 2018 and 2017, respectively. Net income attributable to noncontrolling interests was a loss of $3.7 million and $0.7 million, for the nine months ended September 30, 2018 and 2017, respectively. Other comprehensive income attributable to noncontrolling interests for the three and nine months ended September 30, 2018 and 2017 was not material.

Recently Issued Accounting Pronouncements In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-02, “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this update address certain stranded income tax effects in accumulated other comprehensive income (“AOCI”) resulting from the Tax Cuts and Jobs Act (the “Tax Act”). Current guidance requires the effect of a change in tax laws or rates on deferred tax balances to be reported in income from continuing operations in the accounting period that includes the period of enactment, even if the related income tax effects were originally charged or credited directly to AOCI. The amount of the reclassification would include the effect of the change in the U.S. federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances, if any, at the date of the enactment of the Tax Act related to items in AOCI. The updated guidance is effective for reporting periods beginning after December 15, 2018 and is to be applied retrospectively to each period in which the effect of the Tax Act related to items remaining in AOCI are recognized or at the beginning of the period of adoption. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The amendments in this update eliminate the requirement to perform Step 2 of the goodwill impairment test. Instead, an entity should perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value up to the carrying amount of the goodwill. This ASU is effective for public companies in the fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The impact of adopting this guidance could result in a change in the overall conclusion as to whether or not a reporting unit’s goodwill is impaired and the amount of an impairment charge recognized in the event a reporting units’ carrying value exceeds its fair value. All of the Company’s reporting units had fair values that were substantially greater than the carrying value as of the Company’s last quantitative goodwill impairment test, which was performed as of October 1, 2017. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 814)” which requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with terms less than 12 months, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases that will be effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company expects to adopt the requirements of the new standard effective January 1, 2019. The FASB recently proposed a transition alternative, which would allow for the application of the guidance at beginning of the period in which it is adopted, rather than requiring the adjustment of prior comparative periods. The Company plans to adopt this transition alternative. The Company plans to elect the practical expedient which does not require the capitalization of leases with terms of 12 months or less, and does not plan to elect the practical expedient which allows hindsight to be used to determine the term of a lease. The Company has evaluated its lease portfolio and is assessing the impact to the consolidated financial statements. The Company is in the process of implementing processes and information technology tools to assist in its ongoing lease data collection and analysis and evaluating its accounting policies and internal controls that would be impacted by the new guidance, to ensure readiness for adoption in the first quarter of 2019.

Recently Adopted Accounting Pronouncements In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contract with Customers.” This ASU supersedes most of the previous revenue recognition requirements in U.S. GAAP and requires entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity’s nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU became effective for public companies during interim and annual reporting periods beginning after December 15, 2017. The Company adopted this accounting standard update using the modified retrospective method. The impact of adopting the new standard was not material to the consolidated statement of income or the consolidated balance sheet.

In March 2017, the FASB issued ASU No. 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendments in this update require the service cost component of net benefit costs to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit costs are required to be presented in the income statement separately from the service cost component and outside income from operations. This update also allows only the service cost component to be eligible for capitalization when applicable. This ASU became effective for public companies during interim and annual reporting periods beginning after December 15, 2017. In accordance with this update, the Company began recognizing the interest expense component of net periodic benefit cost in interest expense in the income statement and the expected return on plan assets, net amortization/deferrals, and curtailments in other income (expense), net in the income statement. This update has been applied retrospectively for presentation of the service cost component and other components of net benefit costs in accordance with this ASU and the impact of adoption resulted in increases of $0.3 million, $2.2 million and $2.5 million to selling, general, and administrative expense, interest expense, net and other income, net, respectively, in the income statement for the three months ended September 30, 2017. The impact of adoption resulted in increases of $1.0 million, $6.5 million and $7.5 million to selling, general, and administrative expense, interest expense, net and other income, net, respectively, in the income statement for the nine months ended September 30, 2017. Also, the capitalization of the service cost component of net benefit cost has been adopted prospectively in accordance with this ASU.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The amendments in this update require a statement of cash flows to explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU became effective for public companies during interim and annual reporting periods beginning after December 15, 2017. This update has been applied retrospectively and as a result restricted cash related to the acquisition of Faiveley Transport is included in the change in cash for the nine months ended September 30, 2017.

Other Comprehensive Income (Loss) Comprehensive income comprises both net income and the change in equity from transactions and other events and circumstances from nonowner sources.

The changes in accumulated other comprehensive income (loss) by component, net of tax, for the nine months ended September 30, 2018 are as follows:

In thousands	Foreign currency translation	Derivative contracts	Pension and post retirement benefit plans	Total
Balance at December 31, 2017	$5,063	$4,015	$(54,070)	$(44,992)
Other comprehensive income (loss) before reclassifications	(159,064)	(8,544)	995	(166,613)
Amounts reclassified from accumulated other comprehensive income	—	4,314	1,558	5,872
Net current period other comprehensive (loss) income	(159,064)	(4,230)	2,553	(160,741)
Balance at September 30, 2018	$(154,001)	$(215)	$(51,517)	$(205,733)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2018 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(375)	Other income (expense), net
Amortization of net loss	1,093	Other income (expense), net
	718	Other income (expense), net
	(198)	Income tax expense
	$520	Net income

Derivative contracts
Realized gain on derivative contracts	$4,915	Interest expense, net
	(1,180)	Income tax expense
	$3,735	Net income

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2018 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,126)	Other income (expense), net
Amortization of net loss	3,278	Other income (expense), net
	2,152	Other income (expense), net
	(594)	Income tax expense
	$1,558	Net income

Derivative contracts
Realized gain on derivative contracts	$5,770	Interest expense, net
	(1,456)	Income tax expense
	$4,314	Net income

The changes in accumulated other comprehensive loss by component, net of tax, for the nine months ended September 30, 2017 are as follows:

	Foreign currency translation	Derivative contracts	Pension and post retirement benefit plans	Total
Balance at December 31, 2016	$(321,033)	$(2,957)	$(55,615)	$(379,605)
Other comprehensive income (loss) before reclassifications	277,984	11,424	(4,715)	284,693
Amounts reclassified from accumulated other comprehensive income	—	1,206	1,776	2,982
Net current period other comprehensive income (loss)	277,984	12,630	(2,939)	287,675
Balance at September 30, 2017	$(43,049)	$9,673	$(58,554)	$(91,930)

Reclassifications out of accumulated other comprehensive loss for the three months ended September 30, 2017 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Operations
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(422)	Other income (expense), net
Amortization of net loss	1,240	Other income (expense), net
	818	Other income (expense), net
	(226)	Income tax expense
	$592	Net income

Derivative contracts
Realized gain on derivative contracts	$497	Interest expense, net
	(131)	Income tax expense
	$366	Net income

Reclassifications out of accumulated other comprehensive loss for the nine months ended September 30, 2017 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Operations
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,266)	Other income (expense), net
Amortization of net loss	3,720	Other income (expense), net
	2,454	Other income (expense), net
	(678)	Income tax expense
	$1,776	Net income

Derivative contracts
Realized gain on derivative contracts	$1,653	Interest expense, net
	(447)	Income tax expense
	$1,206	Net income

3. PROPOSED MERGER WITH GE TRANSPORTATION

On May 20, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with General Electric Company (“GE”), Transportation Systems Holdings Inc. (“SpinCo”), which is a newly formed wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc. (“Merger Sub”), which is a newly formed wholly owned subsidiary of the Company. In addition, on May 20, 2018, GE, SpinCo, the Company and Wabtec US Rail Holdings, Inc. (“Direct Sale Purchaser”), entered into the Separation, Distribution and Sale Agreement (the “Separation Agreement”). Together, the Merger Agreement and the Separation Agreement provide for the combination of the Company and GE’s realigned transportation business (“GE Transportation”) through a modified Reverse Morris Trust transaction structure. The transactions contemplated by the Merger Agreement and the Separation Agreement (the “Transactions”) have been approved by the Boards of Directors of both the Company and GE.

In connection with the separation of GE Transportation from the remaining business of GE, GE will conduct an internal reorganization in which the assets and liabilities of GE Transportation will be segregated from the assets and liabilities of GE’s remaining business to prepare for the Transactions. Following this internal reorganization, certain assets of GE Transportation will be sold to Direct Sale Purchaser for a cash payment of $2.9 billion (the “Direct Sale”), and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the remaining business and operations of GE Transportation (the “SpinCo Business”) to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) (the “SpinCo Transfer”), and SpinCo will issue to GE additional shares of SpinCo common stock. Following this issuance of additional SpinCo common stock to GE, GE will hold all of the outstanding SpinCo common stock.

Following the Direct Sale and the SpinCo Transfer and based on market conditions, GE will distribute certain of the shares of SpinCo’s common stock to GE’s stockholders by way of a spin-off or a split-off transaction (the “Distribution”), as determined in GE’s discretion.

In a spin-off, all GE stockholders would receive a pro rata number of shares of SpinCo common stock. In a split-off, GE would offer its stockholders the option to exchange all or a portion of their shares of GE common stock for shares of SpinCo common stock in an exchange offer, resulting in a reduction in GE’s outstanding shares. If the exchange offer is undertaken and consummated but the exchange offer is not fully subscribed because less than all shares of SpinCo common stock available for distribution by GE are exchanged, the remaining shares of SpinCo common stock available for distribution by GE would be distributed on a pro rata basis to GE stockholders whose shares of GE common stock remain outstanding after the consummation of the exchange offer.

Immediately after the Distribution and on the closing date of the merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of the Company. In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of the Company’s common stock based on the exchange ratio set forth in the Merger Agreement.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock immediately prior to the Merger on a fully-diluted, as-converted and as-exercised basis, 50.1% of the outstanding shares of the Company’s common stock would be held collectively by GE and pre-Merger holders of GE common stock (with approximately 9.9% of the outstanding shares of the Company’s common stock expected to be held by GE) and 49.9% of the outstanding shares of the Company’s common stock would be held by pre-Merger stockholders of the Company. Pursuant to certain agreements to be entered into in connection with the Transactions, GE will be obligated to sell a number of its shares of the Company’s common stock within two years of the date of the Distribution and, subject to limited exceptions, to sell all of its shares of the Company’s common stock within three years of the closing date of the Merger.

Subject to adjustment under certain circumstances as set forth in the Merger Agreement, the Company will issue the requisite shares of the Company’s common stock in the Merger. Based upon the reported closing sale price of $95.43 per share for the Company’s common stock on the NYSE on October 12, 2018, the total value of the shares of the Company’s common stock to be issued by the Company in the merger would be approximately

$9,398 million and the cash to be received by GE in the transactions, including in respect of the Direct Sale, would be approximately $3,370 million. The actual value of the Company’s common stock to be issued in the Merger will depend on the market price of shares of the Company’s common stock at the time of the Merger.

On September 14, 2018, Wabtec completed a public offering and sale of (i) $500 million aggregate principal amount of floating rate senior notes, (ii) $750 million aggregate principal amount of 2024 Senior Notes and (iii) $1.25 billion aggregate principal amount of 2028 Senior Notes. The Company intends to use the net proceeds from the offering and sale of these notes combined with the proceeds from a $400 million delayed draw term loan that was entered into on June 8, 2018 to finance the Direct Sale. Wabtec used a portion of the proceeds from the September 14, 2018 notes to pay debt associated with its revolving credit facility. The remaining proceeds are classified as Restricted Cash on the consolidated balance sheet, as the Company intends to use these cash amounts to finance the Direct Sale. Refer to Footnote 8 for further information regarding debt.

After the Merger, the Company will own and operate the SpinCo Business and the assets acquired in the Direct Sale. It is anticipated that SpinCo, which will be the Company’s wholly owned subsidiary, will hold the SpinCo Business and Direct Sale Purchaser, which will also be the Company’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate post-Transaction GE Transportation. The Company will also continue its current businesses. All shares of the Company’s common stock, including those issued in the Merger, will be listed on the NYSE under the Company’s current trading symbol “WAB.”

On the date of the Distribution, GE or its subsidiaries and SpinCo or the subsidiaries of GE that GE will contribute to SpinCo pursuant to the Separation Agreement will enter into additional agreements relating to, among other things, intellectual property, employee matters, tax matters, research and development, co-location services and transition services.

The value of the total consideration to be delivered by the Company in the Transactions would be approximately $12.8 billion based on the Company’s reported closing stock price on the NYSE on October 12, 2018; however, the final purchase price will depend on the market price of shares of the Company’s common stock at the time of the Merger. The transaction is expected to close by early 2019, subject to customary closing conditions, including certain approvals by the Company’s shareholders and regulatory approvals.

4. ACQUISITIONS

Faiveley Transport

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport S.A. (“Faiveley Transport”) under the terms of a Share Purchase Agreement (“Share Purchase Agreement”). Faiveley Transport is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.

•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507.0 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and are considered Level 3. The December 31, 2016 consolidated balance sheet includes the assets and liabilities of Faiveley Transport, which have been measured at fair value. The fair value of the noncontrolling interest was preliminarily determined using the market price of Faiveley Transport’s publicly traded common stock multiplied by the number of publicly traded common shares outstanding at the acquisition date and is considered Level 1. The acquisition of the noncontrolling interest during the three months ended March 31, 2017 resulted in a $8.9 million increase to additional paid-in capital on the consolidated balance sheet which represents the difference in consideration paid to acquire the noncontrolling interest and the carrying value of noncontrolling interest at acquisition.

The following table summarizes the final fair values of the Faiveley Transport assets acquired and liabilities assumed:

In thousands
Assets acquired
Cash and cash equivalents	$178,318
Accounts receivable	439,631
Inventories	205,649
Other current assets	70,930
Property, plant, and equipment	148,746
Goodwill	1,262,350
Trade names	346,328
Customer relationships	233,529
Patents	1,201
Other noncurrent assets	184,564
Total assets acquired	3,071,246
Liabilities assumed
Current liabilities	819,493
Debt	409,899
Other noncurrent liabilities	335,039
Total liabilities assumed	1,564,431
Net assets acquired	$1,506,815

During the twelve months ended December 31, 2017, the estimated fair values for customer relationships and current liabilities were adjusted by $21.8 million and $65.3 million, respectively, for changes to initial estimates based on information that existed at the date of acquisition. Additionally, the estimated fair values for accounts receivable and current liabilities were adjusted by $2.8 million and $36.2 million, respectively, to correct errors in the preliminary estimated fair values of the Faiveley Transport assets acquired and liabilities assumed. Other noncurrent assets were adjusted by $30.0 million to record the deferred tax impact of these adjustments. As a result of these adjustments and other immaterial adjustments related to changes to initial estimates based on information that existed at the date of acquisition, goodwill increased by $74.1 million. Accounts receivable and current liabilities were adjusted by $64.3 million to correct an error in the preliminary estimated fair values of Faiveley Transport assets and liabilities assumed related to a factoring arrangement with recourse.

Included in current liabilities is $25.9 million of accrued compensation for acquired share-based stock plans that are obligated to be settled in cash. Contingent liabilities assumed as part of the transaction were not material. These contingent liabilities are related to environmental, legal and tax matters. Contingent liabilities are recorded at fair value in purchase accounting, aside from those pertaining to uncertainty in income taxes which are an exception to the fair value basis of accounting.

Goodwill was calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits, including synergies and assembled workforce, the Company expects to achieve as a result of the acquisition. Purchased goodwill is not deductible for tax purposes. The goodwill allocated to the Freight segment is $72.0 million and the goodwill allocated to the Transit segment is $1,190.4 million.

Other Acquisitions

The Company has made the following acquisitions operating as a business unit or component of a business unit in the Freight Segment:

•	On December 4, 2017, the Company acquired Melett Limited (“Melett”), a leader in the design, manufacture, and supply of high-quality turbochargers and replacement parts to the turbocharger aftermarket, for a purchase price of approximately $71.9 million, net of cash acquired, resulting in preliminary goodwill of $25.7 million, none of which will be deductible for tax purposes.
•	On April 5, 2017, the Company acquired Thermal Transfer Corporation (“TTC”), a leading provider of heat transfer solutions for industrial applications, for a purchase price of approximately $32.5 million, net of cash acquired, resulting in goodwill of $14.1 million, all of which will be deductible for tax purposes.
•	On March 13, 2017, the Company acquired Aero Transportation Products (“ATP”), a manufacturer of engineered covering systems for hopper freight cars, for a purchase price of approximately $65.3 million, net of cash acquired, resulting in goodwill of $29.0 million, all of which will be deductible for tax purposes.

The Company has made the following acquisitions operating as a business unit or component of a business unit in the Transit Segment:

•	On March 22, 2018, the Company acquired Annax GmbH (“Annax”), a leading supplier of public address and passenger information systems for transit vehicles, for a purchase price of approximately $28.7 million, net of cash acquired, resulting in preliminary goodwill of $14.3 million, none of which will be deductible for tax purposes.
•	On October 2, 2017, the Company acquired AM General Contract (“AM General”), a manufacturer of safety systems, mainly for transit rail cars, for a purchase price of approximately $10.4 million, net of cash acquired, resulting in preliminary goodwill of $12.9 million, none of which will be deductible for tax purposes.

The acquisitions listed above include escrow deposits of $30.2 million, which act as security for indemnity and other claims in accordance with the purchase and related escrow agreements.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition for Annax, Melett and AM General. For the ATP and TTC acquisitions, the following table summarizes the final fair value of the assets acquired and liabilities assumed at the date of acquisition.

	Annax	Melett	AM General	TTC	ATP
In thousands	March 22, 2018	December 4, 2017	October 2, 2017	April 5, 2017	March 13, 2017
Current assets	$34,036	$35,258	$6,610	$3,744	$11,666
Property, plant & equipment	674	5,917	4,140	5,413	5,354
Goodwill	14,301	25,732	12,944	14,095	29,034
Other intangible assets	23,998	30,479	12,097	12,300	25,000
Total assets acquired	73,009	97,386	35,791	35,552	71,054
Total liabilities assumed	(44,345)	(25,493)	(25,375)	(3,041)	(5,800)
Net assets acquired	$28,664	$71,893	$10,416	$32,511	$65,254

Of the allocation of $103.9 million of total acquired other intangible assets, $31.9 million was assigned to trade names and $67.6 million was assigned to customer relationships. The trade names were determined to have indefinite useful lives, while the customer relationships’ average useful lives are 20 years.

The Company also made smaller acquisitions not listed above which are, individually and collectively, immaterial.

The following unaudited pro forma consolidated financial information presents income statement results as if the acquisitions listed above had occurred on January 1, 2017:

In thousands	Three Months Ended September 30, 2018	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017
Net sales	$1,077,814	$986,323	$3,259,096	$2,899,691
Gross profit	302,012	262,362	938,796	825,685
Net income attributable to Wabtec shareholders	87,739	70,530	261,025	223,383
Diluted earnings per share
As Reported	$0.91	$0.70	$2.70	$2.22
Pro forma	$0.91	$0.73	$2.70	$2.32

5. INVENTORIES

The components of inventory, net of reserves, were:

In thousands	September 30, 2018	December 31, 2017
Raw materials	$465,925	$378,481
Work-in-progress	173,624	167,390
Finished goods	226,656	196,763
Total inventories	$866,205	$742,634

6. INTANGIBLES

The change in the carrying amount of goodwill by segment for the nine months ended September 30, 2018 is as follows:

In thousands	Freight Segment	Transit Segment	Total
Balance at December 31, 2017	$718,958	$1,741,145	$2,460,103
Additions	5,252	13,707	18,959
Foreign currency impact	(7,710)	(58,798)	(66,508)
Balance at September 30, 2018	$716,500	$1,696,054	$2,412,554

As of September 30, 2018, and December 31, 2017, the Company’s trade names had a net carrying amount of $599.5 million and $603.4 million, respectively, and the Company believes these intangibles have indefinite lives.

Intangible assets of the Company, other than goodwill and trade names, consist of the following:

In thousands	September 30, 2018	December 31, 2017
Patents, non-compete and other intangibles, net of accumulated amortization of $42,928 and $43,021	$15,192	$17,554
Customer relationships, net of accumulated amortization of $151,007 and $126,824	542,780	583,459
Total	$557,972	$601,013

The weighted average remaining useful life of patents, customer relationships and other intangibles are 10 years, 16 years and 14 years, respectively. Amortization expense for intangible assets was $9.9 million and $30.1 million for the three and nine months ended September 30, 2018, and $8.6 million and $27.0 million for the three and nine months ended September 30, 2017, respectively.

Amortization expense for the five succeeding years is estimated to be as follows:

Remainder of 2018	$10,460
2019	38,335
2020	36,099
2021	35,608
2022	35,320

7. CONTRACT ASSETS AND CONTRACT LIABILITIES

Contract assets include unbilled amounts resulting from sales under long-term contracts where revenue is recognized over time and revenue exceeds the amount that can be billed to the customer based on the terms of the contract. Contract liabilities include customer deposits that are made prior to the incurrence of costs related to a newly agreed upon contract, advanced customer payments that are in excess of revenue recognized, and provisions for estimated losses from uncompleted contracts.

The change in the carrying amount of contract assets and contract liabilities for the nine months ended September 30, 2018 is as follows:

In thousands	Contract Assets
Balance at beginning of year	$366,168
Recognized in current year	328,438
Reclassified to accounts receivable	(296,459)
Foreign currency impact	(8,870)
Balance at September 30, 2018	$389,277
In thousands	Contract Liabilities
Balance at beginning of year	$463,704
Recognized in current year	151,706
Amounts in beginning balance reclassified to revenue	(142,718)
Current year amounts reclassified to revenue	(17,931)
Foreign currency impact	(14,185)
Balance at September 30, 2018	$440,576

8. LONG-TERM DEBT

Long-term debt consisted of the following:

In thousands	September 30, 2018	December 31, 2017
Floating Senior Notes, due 2021, net of unamortized debt issuance costs of $3,505	$496,495	$—
4.150% Senior Notes, due 2024, net of unamortized debt issuance costs of $7,384	742,616	—
4.700% Senior Notes, due 2028, net of unamortized debt issuance costs of $10,583	1,239,417	—
3.45% Senior Notes, due 2026, net of unamortized debt issuance costs of $1,775 and $2,345	748,225	747,655
4.375% Senior Notes, due 2023, net of unamortized discount and debt issuance costs of $1,241 and $1,433	248,759	248,567
Revolving Credit Facility, net of unamortized debt issuance costs of $3,412 and $2,451	346,588	853,124
Schuldschein Loan	11,601	11,998
Other Borrowings	29,721	6,860
Capital Leases	1,677	2,324
Total	3,865,099	1,870,528
Less - current portion	47,038	47,225
Long-term portion	$3,818,061	$1,823,303

On September 14, 2018 the Company issued $2.5 billion of senior notes with three different maturities.

•	Floating Rate Senior Notes due 2021 - The Company issued $500.0 million of Floating Rate Senior Notes due 2021 (the “Floating Rate Notes“). The Floating Rate Notes, which are non-callable for one year, were issued at 100% of face value. Interest on the Floating Rate Notes accrues at a floating rate per annum equal to three-month Libor plus 105 basis points. The interest rate for the Floating Rate Notes for the initial interest period will be the three-month Libor plus 105 basis points determined on September 12, 2018 and is payable quarterly on December 15, March 15, June 15, and September 15 of each year. The Company incurred $3.5 million of deferred financing costs related to the issuance of the Floating Rate Notes.
•	4.150% Senior Notes due 2024 - The Company issued $750.0 million of 4.150% Senior Notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at 99.805% of face value. Interest on the 2024 Notes accrues at a rate of 4.150% per annum and is payable semi-annually on March 15 and September 15 of each year. The Company incurred $7.4 million of deferred financing costs related to the issuance of the 2024 Notes.
•	4.700% Senior Notes Due 2028 - The Company issued $1,250.0 million of 4.700% Senior Notes due 2028 (the “2028 Notes” and together with the Floating Rate Notes and 2024 Notes, the “Senior Notes”). The 2028 Notes were issued at 99.889% of face value. Interest on the 2028 Notes accrues at a rate of 4.700% per annum and is payable semi-annually on March 15 and September 15 of each year. The Company incurred $10.6 million of deferred financing costs related to the issuance of the 2028 Notes.

The net proceeds from the issuance and sale of the Senior Notes will be used to finance the cash portion of the GE Transportation acquisition. The principal balances are due in full at maturity. The Senior Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the Senior Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sales of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company will be required to redeem the Senior Notes, in whole, on August 20, 2019 at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest from the last date on which interest was paid if:

•	the closing of the Transactions has not occurred by 5:00 p.m., New York City time, on August 20, 2019; or
•	the Merger Agreement and the Separation Agreement are terminated at any time prior to August 20, 2019.

Additionally, the interest rate payable on each series of Senior Notes will be subject to adjustments from time to time if either Moody’s, S&P, or Fitch ceases to rate the Senior Notes of the applicable series or fails to make a rating of the Senior Notes of such series publicly available. Upon a downgrade in rating by either agency, the interest rates of corresponding Senior Notes would increase between 0.25% and 1.00% to current stated rate.

The Company is in compliance with the restrictions and covenants in the indenture under which the Senior Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

3.45% Senior Notes due November 2026

On November 3, 2016, the Company issued $750.0 million of 3.45% Senior Notes due 2026 (the “2016 Notes”). The 2016 Notes were issued at 99.965% of face value. Interest on the 2016 Notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The proceeds were used to finance the cash portion of the Faiveley Transport acquisition, refinance Faiveley Transport’s indebtedness, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.7 million of deferred financing costs related to the issuance of the 2016 Notes.

The 2016 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2016 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2016 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

4.375% Senior Notes due August 2023

In August 2013, the Company issued $250.0 million of 4.375% Senior Notes due 2023 (the “2013 Notes”). The 2013 Notes were issued at 99.879% of face value. Interest on the 2013 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The proceeds were used to repay debt outstanding under the Company’s existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.6 million of deferred financing costs related to the issuance of the 2013 Notes.

The 2013 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2013 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2013 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2018 Refinancing Credit Agreement

On June 8, 2018, the Company entered into a credit agreement (the “2018 Refinancing Credit Agreement”), which replaced the Company’s then-existing “2016 Refinancing Credit Agreement.” As part of the 2018 Refinancing Credit Agreement, the Company entered into (i) a $1.2 billion revolving credit facility (the

“Revolving Credit Facility”), which replaced the Company’s revolving credit facility under the 2016 Refinancing Credit Agreement, and includes a letter of credit sub-facility of up to $450.0 million and a swing line sub-facility of $75.0 million, (ii) a $350.0 million term loan (the “Refinancing Term Loan”), which refinanced the term loan under the 2016 Refinancing Credit Agreement, and (iii) a new $400.0 million delayed draw term loan (the “Delayed Draw Term Loan”). The 2018 Refinancing Credit Agreement also provided for a bridge loan facility (the “Bridge Loan Facility”) in an amount not to exceed $2.5 billion, such facility to become effective at the Company’s request. Commitments in respect of the Bridge Loan Facility were terminated upon the issuance and sale of the Senior Notes on September 14, 2018. In addition, the 2018 Refinancing Credit Agreement contains an uncommitted accordion feature allowing the Company to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment. At September 30, 2018, the Company had available bank borrowing capacity, net of $29.7 million of letters of credit, of approximately $1,170.3 million subject to certain financial covenant restrictions.

The Revolving Credit Facility matures on June 8, 2023 and is unsecured. The Refinancing Term Loan matures on June 8, 2021 and is unsecured. The Delayed Draw Term Loan matures on the third anniversary of the date on which it is borrowed and is unsecured. The applicable interest rate for borrowings under the 2018 Refinancing Credit Agreement includes interest rate spreads based on the lower of the pricing corresponding to (i) the Company’s ratio of total debt (less unrestricted cash up to $300.0 million) to EBITDA (“Leverage Ratio”) or (ii) the Company’s public rating, in each case that range between 1.000% and 1.875% for LIBOR/CDOR-based borrowings and 0.0% and 0.875% for Alternate Base Rate based borrowings. The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries.

The 2018 Refinancing Credit Agreement contains customary representations and warranties by the Company and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. The Company and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on the Company and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, the Company is required to maintain (i) an Interest Coverage ratio at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event the Company completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. The Company is in compliance with the restrictions and covenants of the 2018 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing its operating activities.

At September 30, 2018, the weighted average interest rate on the Company’s variable rate debt was 3.49%. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement was November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for this agreement, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended and restated its then existing revolving credit facility with a consortium of commercial banks. The “2016 Refinancing Credit Agreement” provided the Company with a $1.2 billion, five years revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing costs related to the 2016 Refinancing Credit Agreement. The 2016 Refinancing Credit Agreement borrowings bore variable interest rates indexed as described below.

The Term Loan was initially drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw.

Under the 2016 Refinancing Credit Agreement, the Company could elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusted on a daily basis and was the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate was based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins were dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin was 0 basis points and the Alternate Rate margin was 175 basis points.

Schuldschein Loan, Due 2024

In conjunction with the acquisition of Faiveley Transport, Wabtec acquired $137.2 million of a Schuldschein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, the Company repaid $125.8 million of the outstanding Schuldshein loan. The remaining balance of $11.6 million as of September 30, 2018 matures on March 5, 2024 and bears a fixed rate of 4.00%.

The Schuldschein loan is senior unsecured and ranks pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The Schuldshein loan agreement contains covenants and undertakings which limit, among other things, the following: factoring of receivables, the incurrence of indebtedness, sale of assets, change of control, mergers and consolidations and incurrence of liens. At September 30, 2018, the Company is in compliance with the undertakings and covenants contained in the loan agreement.

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans that cover certain U.S., Canadian, German and United Kingdom employees and which provide benefits of stated amounts for each year of service of the employee.

The Company uses a December 31 measurement date for the plans.

The following tables provide information regarding the Company’s defined benefit pension plans summarized by U.S. and international components.

	U.S.		International
	Three Months Ended September 30,		Three Months Ended September 30,
In thousands, except percentages	2018	2017	2018	2017
Net periodic benefit cost
Service cost	$87	$86	$691	$614
Interest cost	333	356	1,834	1,677
Expected return on plan assets	(445)	(433)	(3,466)	(2,910)
Net amortization/deferrals	243	248	554	685
Net periodic benefit cost (credit)	$218	$257	$(387)	$66

	U.S.		International
	Nine Months Ended September 30,		Nine Months Ended September 30,
In thousands, except percentages	2018	2017	2018	2017
Net periodic benefit cost
Service cost	$261	$258	$2,073	$1,842
Interest cost	999	1,068	5,502	5,031
Expected return on plan assets	(1,335)	(1,299)	(10,398)	(8,730)
Net amortization/deferrals	729	744	1,662	2,055
Net periodic benefit cost (credit)	$654	$771	$(1,161)	$198
Assumptions
Discount Rate	3.56%	3.95%	2.40%	2.51%
Expected long-term rate of return	5.15%	4.95%	5.10%	4.93%
Rate of compensation increase	3.00%	3.00%	2.60%	2.54%

The Company’s funding methods are based on governmental requirements and differ from those methods used to recognize pension expense. The Company expects to contribute $7.3 million to the international plans during 2018. The company does not expect to contribute to the U.S. plans during 2018.

Post Retirement Benefit Plans

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for a portion of North American employees. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company uses a December 31 measurement date for all post retirement plans.

The following tables provide information regarding the Company’s postretirement benefit plans summarized by U.S. and international components.

	U.S.		International
	Three Months Ended September 30,		Three Months Ended September 30,
In thousands, except percentages	2018	2017	2018	2017
Net periodic benefit cost
Service cost	$1	$1	$8	$7
Interest cost	81	88	26	24
Net amortization/deferrals	(76)	(73)	(4)	(7)
Net periodic benefit cost	$6	$16	$30	$24
	U.S.		International
	Nine Months Ended September 30,		Nine Months Ended September 30,
In thousands, except percentages	2018	2017	2018	2017
Net periodic benefit cost
Service cost	$3	$3	$24	$21
Interest cost	243	264	78	72
Net amortization/deferrals	(228)	(219)	(12)	(21)
Net periodic benefit cost	$18	$48	$90	$72

Assumptions
Discount Rate	3.43%	3.76%	3.21%	3.46%

10. STOCK-BASED COMPENSATION

As of September 30, 2018, the Company maintains employee stock-based compensation plans for stock options, restricted stock, and incentive stock units as governed by the 2011 Stock Incentive Compensation Plan, as amended and restated (the “2011 Plan”) and the 2000 Stock Incentive Plan, as amended (the “2000 Plan”). The 2011 Plan has a term through May 10, 2027 and provides a maximum of 3,800,000 shares for grants or awards, plus any shares which remain available under the 2000 Plan. The amendment and restatement of the 2011 Plan was approved by stockholders of Wabtec on May 10, 2017. The Company also maintains a 1995 Non-Employee Directors’ Fee and Stock Option Plan as amended and restated (“the Directors Plan”).

Stock-based compensation expense was $6.4 million and $2.6 million for the three months ended September 30, 2018 and 2017, respectively. Included in stock-based compensation expense for the three months ended September 30, 2018 is $0.4 million of expense related to stock options, $2.3 million related to restricted stock, $2.3 million related to restricted stock units, $1.2 million related to incentive stock units and $0.2 million related to units issued for Directors’ fees.

Stock-based compensation expense was $20.5 million and $14.5 million for the nine months ended September 30, 2018 and 2017, respectively. Included in stock-based compensation expense for the nine months ended September 30, 2018 is $1.2 million of expense related to stock options, $5.0 million related to restricted stock, $7.0 million related to restricted stock units, $6.4 million related to incentive stock units and $0.9 million related to units issued for Directors’ fees. At September 30, 2018, unamortized compensation expense related to stock options, non-vested restricted shares and incentive stock units expected to vest totaled $35.4 million.

Stock Options Stock options are granted to eligible employees and directors at the fair market value, which is the average of the high and low Wabtec stock price on the date of grant. Under the 2011 Plan and the 2000 Plan, options become exercisable over a four-year vesting period and expire 10 years from the date of grant.

The following table summarizes the Company’s stock option activity and related information for the 2011 Plan, the 2000 Plan and the Directors Plan for the nine months ended September 30, 2018:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic value (in thousands)
Outstanding at December 31, 2017	983,512	$40.62	4.0	$40,137
Granted	82,580	77.54		2,258
Exercised	(574,303)	23.88		46,520
Canceled	(16,471)	64.46		666
Outstanding at September 30, 2018	475,318	56.50	5.9	22,997
Exercisable at September 30, 2018	291,169	49.75	5.0	16,051

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Nine Months Ended September 30,
	2018	2017
Dividend yield	0.31%	0.23%
Risk-free interest rate	2.78%	2.17%
Stock price volatility	23.9%	23.4%
Expected life (years)	5.0	5.0

The dividend yield is based on the Company’s dividend rate and the current market price of the underlying common stock at the date of grant. Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate is based on the U.S. Treasury bond rates for the expected life of the option.

Restricted Stock, Restricted Units and Incentive Stock Beginning in 2006, the Company adopted a restricted stock program. As provided for under the 2011 Plan and 2000 Plan, eligible employees are granted restricted stock that generally vests over four years from the date of grant. Under the Directors Plan, restricted stock units vest one year from the date of grant.

In addition, the Company has issued incentive stock units to eligible employees that vest upon attainment of certain cumulative three-year performance goals. Based on the Company’s performance for each three-year period then ended, the incentive stock units can vest, with underlying shares of common stock being awarded in an amount ranging from 0% to 200% of the amount of initial incentive stock units granted. The incentive stock units included in the table below represent the number of incentive stock units that are expected to vest based on the Company’s estimate for meeting those established performance targets. As of September 30, 2018, the Company estimates that it will achieve 71%, 81% and 91% of the goals for the incentive stock awards expected to vest based on performance for the three-year periods ending December 31, 2018, 2019, and 2020, respectively, and has recorded incentive compensation expense accordingly. If our estimate of the number of these incentive stock units expected to vest changes in a future accounting period, cumulative compensation expense could increase or decrease and will be recognized in the current period for the elapsed portion of the vesting period and would change future expense for the remaining vesting period.

Compensation expense for the non-vested restricted stock and incentive stock units is based on the average of the high and low Wabtec stock price on the date of grant and recognized over the applicable vesting period.

The following table summarizes the restricted stock activity and related information for the 2011 Plan, the 2000 Plan and the Directors Plan, and incentive stock units activity for the 2011 Plan and the 2000 Plan with related information for the nine months ended September 30, 2018:

	Restricted Stock and Units	Incentive Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2017	399,000	327,333	$78.76
Granted	223,990	175,100	73.76
Vested	(143,327)	(93,312)	81.42
Adjustment for incentive stock awards expected to vest	—	(3,934)	73.40
Canceled	(28,643)	(25,775)	78.80
Outstanding at September 30, 2018	451,020	379,412	75.62

11. INCOME TAXES

The Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years (the “Transition Tax”), a reduction of the U.S. federal corporate tax rate from 35% to 21%, repeals the Domestic Manufacturing Deduction, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, new provisions designed to tax global intangible low-taxed income (“GILTI”), tax certain deductible base erosion payments called base erosion and anti-abuse tax (“BEAT”), and new interest expense limitation provisions.

In relation to the initial analysis of the impact of the all tax law changes at December 31, 2017, the Company recorded a net tax expense of $4.3 million. This included a provisional expense for the U.S tax reform bill of $55.0 million, as well as a net benefit for the revaluation of deferred tax assets and liabilities of $50.7 million.

In the current quarter, the Company has revised its accounting for the income tax effects of the Tax Act. The Company has adjusted the provisional amounts previously recorded in accordance with SEC Staff Accounting Bulletin No. 118. As such, the Company has included the following tax provisions in its financial statements as of September 30, 2018:

Revaluation of deferred tax assets and liabilities: The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. In addition, the Tax Act makes certain changes to the depreciation rules and implements new limits on the deductibility of certain executive compensation. The Company evaluated these changes and recorded a provisional benefit to net deferred taxes of $24.6 million at December 31, 2017. As a result of the completion of its 2017 U.S. corporate tax return in the three months ended September 30, 2018, the Company has adjusted its US deferred tax balances which has resulted in a current period benefit of $3.2 million. The Company has revised its calculation of the impact of these changes on its deferred tax balances. As of September 30, 2018, the Company has reviewed its analysis of the impact of the Tax Act on the deductibility of certain executive compensation. As a result, no further adjustments were made as of September 30, 2018.

Transition Tax on unrepatriated foreign earnings: The Transition Tax on unrepatriated foreign earnings is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of the Company’s foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, among other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company was able to make a reasonable estimate of the Transition Tax and recorded a provisional Transition Tax expense of $51.8 million at December 31, 2017. As of September 30, 2018, the Company has revised its calculation of the Transition Tax which resulted in a benefit of $3.3 million and $13.4 million for the three and nine months ended September 30, 2018.

The Company’s accounting for the following impacted areas of the Tax Act is incomplete. However, the Company was able to make reasonable estimates of certain effects and, therefore, has recorded provisional amounts as follows:

Global intangible low taxed income: The Tax Act created a new requirement that certain income (i.e., GILTI) earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder. Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred or to factor such amounts into the Company’s measurement of its deferred taxes. The Company has made the election to treat taxes due on future inclusions related to GILTI as current period expense. The Company was able to make reasonable estimates to calculate a provision that is included in the current period expense. The Company will continue to evaluate and update this provision and the application of ASC 740.

The overall effective income tax rate was 16.2% and 17.2% for the three and nine months ended September 30, 2018, respectively, and 15.7% and 23.4% for the three and nine months ended September 30, 2017, respectively. The increase in the effective tax for the three months ended September 30, 2018 is due to a deferred tax net benefit recorded in the prior three month period ended September 30, 2017. The decrease in the effective tax for the nine months ended September 30, 2018 is due to the tax benefits related to the Tax Act as discussed above, a higher earnings mix in lower tax jurisdictions and the release of uncertain tax positions due to the expiration of statutes.

During the current three month period ending September 30, 2018, certain statutes have expired related to uncertain tax positions that were previously recorded resulting in a $2.4 million reduction to the liability for uncertain tax positions, $1.1 million of which favorably affected the Company’s effective tax rate. As of September 30, 2018, the liability for income taxes associated with uncertain tax positions was $4.5 million, of which $3.3 million, if recognized, would favorably affect the Company’s effective tax rate. As of December 31, 2017, the liability for income taxes associated with uncertain tax positions was $6.9 million, of which $4.4 million, if recognized, would favorably affect the Company’s effective tax rate.

The Company includes interest and penalties related to uncertain tax positions in income tax expense. During the current three month period ending September 30, 2018, certain statutes have expired related to uncertain tax positions that were previously recorded. The net reduction in accrued interest expense related to these positions totaled $0.3 million which favorably affected the Company’s effective tax rate. As of September 30, 2018, the total accrued interest and penalties are $0.6 million and $0.1 million, respectively. As of December 31, 2017, the total accrued interest and penalties were $0.7 million and $0.1 million, respectively.

At this time, the Company believes it is reasonably possible that unrecognized tax benefits of approximately $4.5 million may change within the next 12 months due to the expiration of statutory review periods and current examinations. With limited exceptions, the Company is no longer subject to examination by various U.S. and foreign taxing authorities for years before 2014.

12. EARNINGS PER SHARE

The computation of basic and diluted earnings per share for net income attributable to Wabtec shareholders is as follows:

	Three Months Ended September 30,
In thousands, except per share data	2018	2017
Numerator
Numerator for basic and diluted earnings per common share - net income attributable to Wabtec shareholders	$87,739	$67,399
Less: dividends declared - common shares and non-vested restricted stock	(11,586)	(11,518)
Undistributed earnings	76,153	55,881
Percentage allocated to common shareholders(1)	99.7%	99.7%
	75,925	55,713
Add: dividends declared - common shares	11,552	11,485
Numerator for basic and diluted earnings per common share	$87,477	$67,198
Denominator
Denominator for basic earnings per common share - weighted average shares	96,208	95,709
Effect of dilutive securities:
Assumed conversion of dilutive stock-based compensation plans	429	607
Denominator for diluted earnings per common share - adjusted weighted average shares and assumed conversion	96,637	96,316
Net income attributable to Wabtec shareholders per common share
Basic	$0.91	$0.70
Diluted	$0.91	$0.70

(1) Basic weighted-average common shares outstanding	96,208	95,709
Basic weighted-average common shares outstanding and non-vested restricted stock expected to vest	96,495	95,983
Percentage allocated to common shareholders	99.7%	99.7%
	Nine Months Ended September 30,
In thousands, except per share data	2018	2017
Numerator
Numerator for basic and diluted earnings per common share - net income attributable to Wabtec shareholders	$260,521	$213,313
Less: dividends declared - common shares and non-vested restricted stock	(34,682)	(30,693)
Undistributed earnings	225,839	182,620
Percentage allocated to common shareholders(1)	99.7%	99.4%
	225,161	181,524
Add: dividends declared - common shares	34,579	30,508
Numerator for basic and diluted earnings per common share	$259,740	$212,032

	Nine Months Ended September 30,
In thousands, except per share data	2018	2017
Denominator
Denominator for basic earnings per common share - weighted average shares	95,935	95,163
Effect of dilutive securities:
Assumed conversion of dilutive stock-based compensation plans	501	645
Denominator for diluted earnings per common share - adjusted weighted average shares and assumed conversion	96,436	95,808
Net income attributable to Wabtec shareholders per common share
Basic	$2.71	$2.23
Diluted	$2.70	$2.22

(1) Basic weighted-average common shares outstanding	95,935	95,163
Basic weighted-average common shares outstanding and non-vested restricted stock expected to vest	96,221	95,740
Percentage allocated to common shareholders	99.7%	99.4%

The Company’s non-vested restricted stock contains rights to receive nonforfeitable dividends, and thus are participating securities requiring the two-class method of computing earnings per share. The calculation of earnings per share for common stock shown above excludes the income attributable to the non-vested restricted stock from the numerator and excludes the dilutive impact of those shares from the denominator.

13. WARRANTIES

The following table reconciles the changes in the Company’s product warranty reserve as follows:

In thousands	2018	2017
Balance at beginning of year	$153,063	$138,992
Warranty expense	45,691	33,108
Acquisitions	3,081	3,412
Warranty claim payments	(42,993)	(33,492)
Foreign currency impact/other	(4,289)	6,744
Balance at September 30	$154,553	$148,764

14. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Foreign Currency Hedging The Company uses forward contracts to mitigate its foreign currency exchange rate exposure due to forecasted sales of finished goods and future settlement of foreign currency denominated assets and liabilities. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. The effective portion of gain and losses is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item. The contracts are scheduled to mature within two years. For the three and nine months ended September 30, 2018 and September 30, 2017, the amounts reclassified into income were not material.

Other Activities The Company enters into certain derivative contracts in accordance with its risk management strategy that do not meet the criteria for hedge accounting but which have the impact of largely mitigating foreign currency exposure. These foreign exchange contracts are accounted for on a full mark to market basis through earnings, with gains and losses recorded as a component of other expense, net. The net unrealized gain related to these contracts was $4.7 million for the three months ended September 30, 2018. These contracts are scheduled to mature within one year.

The following table summarizes the gross notional amounts and fair values of the designated and non-designated hedges discussed in the above sections as of September 30, 2018.

In millions	Designated	Non-Designated	Total
Gross notional amount	$787.0	$796.0	$1,583.0
Fair Value:
Other current assets	$—	$4.7	$4.7
Other current liabilities	(6.0)	—	(6.0)
Total	$(6.0)	$4.7	$(1.3)

The following table summarizes the gross notional amounts and fair values of the designated and non-designated hedges discussed in the above sections as of December 31, 2017.

In millions	Designated	Non-Designated	Total
Gross notional amount	$805.1	$379.7	$1,184.8
Fair Value:
Other current assets	$3.5	$2.1	$5.6
Other current liabilities	—	—	—
Total	$3.5	$2.1	$5.6

Interest Rate Hedging The Company uses interest rate swaps to manage interest rate exposures. The Company is exposed to interest rate volatility with regard to existing floating rate debt. Primary exposure includes the London Interbank Offered Rates (LIBOR). Derivatives used to hedge risk associated with changes in the fair value of certain variable-rate debt are primarily designated as fair value hedges. Consequently, changes in the fair value of these derivatives, along with changes in the fair value of debt obligations are recognized in current period earnings. Refer to footnote 15 for further information on interest rate swaps.

As of September 30, 2018, the Company has recorded a current liability of $0.1 million and an accumulated other comprehensive loss of $0.1 million, net of tax, related to these agreements.

15. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value and explains the related disclosure requirements. ASC 820 indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability and defines fair value based upon an exit price model.

Valuation Hierarchy ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the liabilities carried at fair value measured on a recurring basis as of September 30, 2018, which are included in other current liabilities on the Condensed Consolidated Balance sheet:

		Fair Value Measurements at September 30, 2018 Using
In thousands	Total Carrying Value at September 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$87	$—	$87	$—
Total	$87	$—	$87	$—

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2017, which is included in other current liabilities on the Condensed Consolidated Balance sheet:

		Fair Value Measurements at December 31, 2017 Using
In thousands	Total Carrying Value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$1,163	$—	$1,163	$—
Total	$1,163	$—	$1,163	$—

To reduce the impact of interest rate changes on a portion of its variable-rate debt, the Company entered into interest rate swaps which effectively converted a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. For certain derivative contracts whose fair values are based upon trades in liquid markets, such as interest rate swaps, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

As a result of our global operating activities the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect our operating results and financial position. When deemed appropriate, the Company minimizes these risks through entering into foreign currency forward contracts. The foreign currency forward contracts are valued using broker quotations, or market transactions in either the listed or over-the counter markets. As such, these derivative instruments are classified within Level 2.

The Company’s cash and cash equivalents are highly liquid investments purchased with an original maturity of three months or less and are considered Level 1 on the fair value valuation hierarchy. The fair value of cash and cash equivalents approximated the carrying value at September 30, 2018 and December 31, 2017. The Company’s defined benefit pension plan assets consist primarily of equity security funds, debt security funds and temporary cash and cash equivalent investments. Generally, all plan assets are considered Level 2 based on the fair value valuation hierarchy. These investments are comprised of a number of investment funds that invest in a diverse portfolio of assets including equity securities, corporate and governmental bonds, and money markets. Trusts are valued at the net asset value (“NAV”) as determined by their custodian. NAV represent the accumulation of the unadjusted quoted close prices on the reporting date for the underlying investments divided by the total shares outstanding at the reporting dates. The 2013 and 2016 Notes are considered Level 2 based on the fair value valuation hierarchy.

The estimated fair values and related carrying values of the Company’s financial instruments are as follows:

	September 30, 2018		December 31, 2017
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Interest rate swap agreement	$87	$87	$1,163	$1,163
4.375% Senior Notes	248,759	254,408	248,567	262,033
3.45% Senior Notes	748,225	687,698	747,655	741,113
Floating Rate Notes 2021	496,495	501,065	—	—
4.15% Senior Notes	742,616	745,350	—	—
4.7% Senior Notes	1,239,417	1,232,300	—	—

The fair value of the Company’s interest rate swap agreements and the 2013 and 2016 Notes were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the agreement.

16. COMMITMENTS AND CONTINGENCIES

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Further information and detail on these claims is described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, in Note 19 therein, filed on February 26, 2018. During the first nine months of 2018, there were no material changes to the information described in the Form 10-K.

From time to time, the Company is involved in litigation related to claims arising out of the Company’s operations in the ordinary course of business, including claims based on product liability, contracts, intellectual property, or other causes of action. Further information and detail on any potentially material litigation is as described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, in Note 19 therein, filed on February 26, 2018. Except as described below, there have been no material changes to the information described in the Form 10-K.

On April 21, 2016, Siemens Industry, Inc. filed a lawsuit against the Company in federal district court in Delaware alleging that the Company has infringed seven patents owned by Siemens, all of which relate to Positive Train Control technology. On November 2, 2016, Siemens amended its complaint to add six additional patents they also claim are infringed by the Company’s Positive Train Control Products. The Company has filed Answers, and asserted counterclaims, in response to Siemens’ complaints. Additionally, after filings by the Company, the US Patent & Trademark Office has granted Inter-Parties Review proceedings on ten (10) of the patents asserted by Siemens to contest their validity; the hearings began in April 2018 and will continue through November 2018. As of October 24, 2018, the USPTO has issued a decision in only one of the IPR hearings, finding the Siemens patent claims at issue in that hearing to be invalid. Despite the pendency of the remaining IPR proceedings, a trial is scheduled for January 19, 2019 on Siemens’ infringement claims.

Wabtec’s counterclaims alleging that Siemens has violated three (3) of Wabtec’s patents have been severed from the initial case and are now a separate case pending in federal district court in Delaware. On August 1, 2018, Wabtec’s motion for a preliminary injunction against Siemens was denied after a hearing. On July 19, 2018, Siemens moved to amend its pleadings in this case to add new counterclaims alleging violations of federal antitrust and state trade practices laws; Siemens’ motion to amend was granted on October 3, 2018. Wabtec will file responsive pleadings and/or motions.

Xorail, Inc., a wholly owned subsidiary of the Company (“Xorail”), has received notices from Denver Transit Constructors (“Denver Transit”) alleging breach of contract related to the operating of constant warning wireless crossings, and late delivery of the Train Management & Dispatch System (“TMDS”) for the Denver Eagle P3 Project, which is owned by the Denver Regional Transit District (“RTD”). No damages have been asserted for the alleged late delivery of the TMDS, and no formal claim has been filed. Xorail is in the final stages of successfully implementing a recovery plan concerning the TMDS issues. With regard to the wireless crossing issue, as of September 8, 2017, Denver Transit alleged that total damages were $36.8 million through July 31, 2017 and are continuing to accumulate. The majority of the damages stems from a delay in approval of the wireless crossing system by the Federal Railway Administration (“FRA”) and the Public Utility Commission (“PUC”), resulting in the use of flaggers at all of the crossings pending approval of the wireless crossing system and certification of the crossings. Denver Transit has alleged that the delay is due to Xorail’s failure to achieve constant warning times for the crossings in accordance with the approval requirements imposed by the FRA and PUC. Xorail has denied Denver Transit’s assertions, asserting that its system satisfied the contractual requirements. No formal claim has been filed against Xorail by Denver Transit. Xorail has worked with Denver Transit to modify its system to meet the FRA’s and PUC’s previously undefined approval requirements. On September 28, 2017, the FRA granted a five year approval of the modified wireless crossing system as currently implemented. On March 28, 2018, the PUC granted its approval of the modified wireless crossing system as currently implemented, consistent with the approval previously granted by the FRA. In August 2018, Denver Transit completed the process of certifying the crossings and eliminating the use of flaggers. On September 21, 2018, DTC filed a complaint against RTD in Colorado state court for breach of contract related to non-payments and the costs for the flaggers, asserting a change-in-law arising from the FRA/PUC’s new certification requirements. The complaint generally supports Xorail’s position and does not name or implicate Xorail.

On April 3, 2018, the United States Department of Justice entered into a proposed consent decree resolving allegations that the Company and Knorr-Bremse AG had maintained unlawful agreements not to compete for each other’s employees. The allegations also related to Faiveley Transport before it was acquired by the Company in November 2016. The proposed consent decree is pending review and approval by the U.S. District Court for the District of Columbia. No monetary fines or penalties have been imposed on the Company. The Company elected to settle this matter with the Department of Justice to avoid the cost and distraction of litigation. As of July 16, 2018, putative class action lawsuits have been filed in several different federal district courts naming the Company and Knorr as defendants in connection with the allegations contained in the proposed consent decree. The lawsuits seek unspecified damages on behalf of employees of the Company (including Faiveley Transport) and Knorr allegedly caused by the defendants’ actions. A federal Multi-District Litigation (MDL) Panel decided that cases will be consolidated and heard in the Western District of Pennsylvania. As of October 15, 2018, a total of at least 30 plaintiffs have filed class action claims relating to the alleged conspiracy. The litigation is in its very early stages and the Company does not believe that it has diminished competition for talent in the marketplace and intends to contest these claims vigorously.

17. SEGMENT INFORMATION

Wabtec has two reportable segments—the Freight Segment and the Transit Segment. The key factors used to identify these reportable segments are the organization and alignment of the Company’s internal operations, the nature of the products and services, and customer type. The business segments are:

Freight Segment primarily manufactures and services components for new and existing freight cars and locomotives, builds new switcher locomotives, rebuilds freight locomotives, supplies railway electronics, positive train control equipment, signal design and engineering services, and provides related heat exchange and cooling systems. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities.

Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses, builds new commuter locomotives, refurbishes subway cars, provides heating, ventilation, and air conditioning equipment, and doors for buses and subways. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world.

The Company evaluates its business segments’ operating results based on income from operations. Intersegment sales are accounted for at prices that are generally established by reference to similar transactions with unaffiliated customers. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses have not been allocated to business segments, the results in the following tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for the three months ended September 30, 2018 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$391,577	$686,237	$—	$1,077,814
Intersegment sales/(elimination)	13,510	4,738	(18,248)	—
Total sales	$405,087	$690,975	$(18,248)	$1,077,814
Income (loss) from operations	$79,420	$60,735	$(14,976)	$125,179
Interest expense and other, net	—	—	(22,512)	(22,512)
Income (loss) from operations before income taxes	$79,420	$60,735	$(37,488)	$102,667

Segment financial information for the three months ended September 30, 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$340,185	$617,746	$—	$957,931
Intersegment sales/(elimination)	8,376	4,494	(12,870)	—
Total sales	$348,561	$622,240	$(12,870)	$957,931
Income (loss) from operations	$61,424	$47,358	$(7,116)	$101,666
Interest expense and other, net	—	—	(20,481)	(20,481)
Income (loss) from operations before income taxes	$61,424	$47,358	$(27,597)	$81,185

Segment financial information for the nine months ended September 30, 2018 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,183,389	$2,062,282	$—	$3,245,671
Intersegment sales/(elimination)	44,211	11,611	(55,822)	—
Total sales	$1,227,600	$2,073,893	$(55,822)	$3,245,671
Income (loss) from operations	$233,390	$186,794	$(40,203)	$379,981
Interest expense and other, net	—	—	(69,959)	(69,959)
Income (loss) from operations before income taxes	$233,390	$186,794	$(110,162)	$310,022

Segment financial information for the nine months ended September 30, 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,032,959	$1,773,259	$—	$2,806,218
Intersegment sales/(elimination)	27,602	16,253	(43,855)	—
Total sales	$1,060,561	$1,789,512	$(43,855)	$2,806,218
Income (loss) from operations	$195,811	$155,383	$(21,659)	$329,535
Interest expense and other, net	—	—	(52,156)	(52,156)
Income (loss) from operations before income taxes	$195,811	$155,383	$(73,815)	$277,379

Sales by product line are as follows:

	Three Months Ended September 30,
In thousands	2018	2017
Specialty Products & Electronics	$408,806	$335,143
Transit Products	258,419	276,913
Brake Products	222,152	177,165
Remanufacturing, Overhaul & Build	134,726	132,018
Other	53,711	36,692
Total sales	$1,077,814	$957,931
	Nine Months Ended September 30,
In thousands	2018	2017
Specialty Products & Electronics	$1,229,753	$975,006
Transit Products	814,823	789,096
Brake Products	655,350	550,181
Remanufacturing, Overhaul & Build	397,626	387,634
Other	148,119	104,301
Total sales	$3,245,671	$2,806,218

18. GUARANTOR SUBSIDIARIES FINANCIAL INFORMATION

The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries. Each guarantor is 100% owned by the Company. In accordance with positions established by the Securities and Exchange Commission, the following shows separate financial information with respect to the parent, the guarantor subsidiaries and the non-guarantor subsidiaries. The principal elimination entries eliminate investment in subsidiaries and certain intercompany balances and transactions.

Balance Sheet for September 30, 2018:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Cash, cash equivalents, and restricted cash	$1,760,805	$73	$374,503	$—	$2,135,381
Receivables, net	117,117	70,128	1,053,276	—	1,240,521
Inventories	147,208	63,186	655,811	—	866,205
Current assets - other	(14,278)	936	124,783	—	111,441
Total current assets	2,010,852	134,323	2,208,373	—	4,353,548
Property, plant and equipment, net	49,355	24,847	483,221	—	557,423
Goodwill	25,275	283,241	2,104,038	—	2,412,554
Investment in subsidiaries	6,686,158	2,745,446	—	(9,431,604)	—
Other intangibles, net	29,585	79,169	1,048,670	—	1,157,424
Other long-term assets	20,595	(33,748)	85,430	—	72,277
Total assets	$8,821,820	$3,233,278	$5,929,732	$(9,431,604)	$8,553,226
Current liabilities	$198,264	$89,160	$1,242,869	$—	$1,530,293
Inter-company	1,909,286	(1,402,141)	(507,145)	—	—
Long-term debt	3,804,601	—	13,460	—	3,818,061
Long-term liabilities - other	14,499	11,601	268,420	—	294,520
Total liabilities	5,926,650	(1,301,380)	1,017,604	—	5,642,874
Shareholders’ equity	2,895,170	4,534,658	4,896,946	(9,431,604)	2,895,170
Non-controlling interest	—	—	15,182	—	15,182
Total shareholders’ equity	$2,895,170	$4,534,658	$4,912,128	$(9,431,604)	$2,910,352
Total Liabilities and Shareholders’ Equity	$8,821,820	$3,233,278	$5,929,732	$(9,431,604)	$8,553,226

Balance Sheet for December 31, 2017:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Cash and cash equivalents	$933	$625	$231,843	$—	$233,401
Receivables, net	77,046	59,166	1,030,575	—	1,166,787
Inventories	120,937	46,626	575,071	—	742,634
Current assets - other	1,142	563	120,586	—	122,291
Total current assets	200,058	106,980	1,958,075	—	2,265,113
Property, plant and equipment, net	52,532	26,492	494,948	—	573,972
Goodwill	25,274	283,242	2,151,587	—	2,460,103
Investment in subsidiaries	6,517,205	2,440,665	—	(8,957,870)	—
Other intangibles, net	30,575	81,037	1,092,820	—	1,204,432
Other long-term assets	17,414	(23,892)	82,838	—	76,360
Total assets	$6,843,058	$2,914,524	$5,780,268	$(8,957,870)	$6,579,980
Current liabilities	$196,827	$77,284	$1,299,219	$—	$1,573,330
Inter-company	2,121,546	(1,307,410)	(814,136)	—	—
Long-term debt	1,661,771	14	161,518	—	1,823,303
Long-term liabilities - other	54,046	20,594	280,175	—	354,815
Total liabilities	4,034,190	(1,209,518)	926,776	—	3,751,448
Shareholders’ equity	2,808,868	4,124,042	4,833,828	(8,957,870)	2,808,868
Non-controlling interest	—	—	19,664	—	19,664
Total shareholders’ equity	$2,808,868	$4,124,042	$4,853,492	$(8,957,870)	$2,828,532
Total Liabilities and Shareholders’ Equity	$6,843,058	$2,914,524	$5,780,268	$(8,957,870)	$6,579,980

Income Statement for the Three Months Ended September 30, 2018:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net Sales	$169,445	$118,516	$850,250	$(60,397)	$1,077,814
Cost of sales	(122,946)	(75,021)	(612,073)	34,238	(775,802)
Gross profit	46,499	43,495	238,177	(26,159)	302,012
Total operating expenses	(37,090)	(14,746)	(124,997)	—	(176,833)
(Loss) income from operations	9,409	28,749	113,180	(26,159)	125,179
Interest (expense) income, net	(23,012)	3,212	(3,913)	—	(23,713)
Other income (expense), net	(1,479)	1	2,679	—	1,201
Equity earnings (loss)	97,128	91,758	—	(188,886)	—
Pretax income (loss)	82,046	123,720	111,946	(215,045)	102,667
Income tax expense	5,693	(2)	(22,289)	—	(16,598)
Net income	87,739	123,718	89,657	(215,045)	86,069
Less: Net loss attributable to noncontrolling interest	—	—	1,670	—	1,670
Net income (loss) attributable to Wabtec shareholders	$87,739	$123,718	$91,327	$(215,045)	$87,739

Comprehensive income (loss) attributable to Wabtec shareholders	$87,867	$123,718	$41,667	$(215,045)	$38,207

Income Statement for the Three Months Ended September 30, 2017:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net Sales	$134,905	$89,881	$761,566	$(28,421)	$957,931
Cost of sales	(111,774)	(53,692)	(554,819)	15,557	(704,728)
Gross profit	23,131	36,189	206,747	(12,864)	253,203
Total operating expenses	(22,886)	(12,714)	(115,937)	—	(151,537)
Income (loss) from operations	245	23,475	90,810	(12,864)	101,666
Interest (expense) income, net	(20,295)	2,811	(2,554)	—	(20,038)
Other income (expense), net	1,520	—	(1,963)	—	(443)
Equity earnings (loss)	80,874	64,820	—	(145,694)	—
Pretax income (loss)	62,344	91,106	86,293	(158,558)	81,185
Income tax expense	5,056	—	(17,802)	—	(12,746)
Net income (loss)	67,400	91,106	68,491	(158,558)	68,439
Less: Net income attributable to noncontrolling interest	—	—	(1,040)	—	(1,040)
Net income (loss) attributable to Wabtec shareholders	$67,400	$91,106	$67,451	$(158,558)	$67,399

Comprehensive income (loss) attributable to Wabtec shareholders	$66,815	$91,106	$160,656	$(158,558)	$160,019

Income Statement for the Nine Months Ended September 30, 2018:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net Sales	$499,172	$374,599	$2,550,843	$(178,943)	$3,245,671
Cost of sales	(364,523)	(236,699)	(1,812,660)	105,071	(2,308,811)
Gross profit (loss)	134,649	137,900	738,183	(73,872)	936,860
Total operating expenses	(122,497)	(40,687)	(393,695)	—	(556,879)
Income (loss) from operations	12,152	97,213	344,488	(73,872)	379,981
Interest (expense) income, net	(75,140)	9,291	(10,068)	—	(75,917)
Other income (expense), net	7,733	(678)	(1,097)	—	5,958
Equity earnings (loss)	330,978	304,227	—	(635,205)	—
Pretax income (loss)	275,723	410,053	333,323	(709,077)	310,022
Income tax expense	(15,202)	(2)	(38,021)	—	(53,225)
Net income (loss)	260,521	410,051	295,302	(709,077)	256,797
Less: Net income attributable to noncontrolling interest	—	—	3,724	—	3,724
Net income (loss) attributable to Wabtec shareholders	$260,521	$410,051	$299,026	$(709,077)	$260,521

Comprehensive income (loss) attributable to Wabtec shareholders	$261,156	$410,051	$137,650	$(709,077)	$99,780

Income Statement for the Nine Months Ended September 30, 2017:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net Sales	$417,156	$288,312	$2,186,541	$(85,791)	$2,806,218
Cost of sales	(311,037)	(177,593)	(1,580,101)	59,386	(2,009,345)
Gross profit (loss)	106,119	110,719	606,440	(26,405)	796,873
Total operating expenses	(80,478)	(37,783)	(349,077)	—	(467,338)
Income (loss) from operations	25,641	72,936	257,363	(26,405)	329,535
Interest (expense) income, net	(55,783)	8,041	(9,718)	—	(57,460)
Other income (expense), net	6,863	(229)	(1,330)	—	5,304
Equity earnings (loss)	246,103	182,066	—	(428,169)	—
Pretax income (loss)	222,824	262,814	246,315	(454,574)	277,379
Income tax expense	(9,511)	—	(55,265)	—	(64,776)
Net income (loss)	213,313	262,814	191,050	(454,574)	212,603
Less: Net income attributable to noncontrolling interest	—	—	710	—	710
Net income (loss) attributable to Wabtec shareholders	$213,313	$262,814	$191,760	$(454,574)	$213,313

Comprehensive income (loss) attributable to Wabtec shareholders	$214,483	$262,814	$478,265	$(454,574)	$500,988

Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2018:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net cash (used for) provided by operating activities	$(111,120)	$95,503	$127,527	$(73,872)	$38,038
Net cash used for investing activities	(12,498)	(1,303)	(90,359)	—	(104,160)
Net cash provided by (used for) financing activities	1,883,490	(94,752)	132,700	73,872	1,995,310
Effect of changes in currency exchange rates	—	—	(27,208)	—	(27,208)
Increase (Decrease) in cash	1,759,872	(552)	142,660	—	1,901,980
Cash and cash equivalents, beginning of period	933	625	231,843	—	233,401
Cash, cash equivalents, and restricted cash, end of period	$1,760,805	$73	$374,503	$—	$2,135,381

Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2017:

In thousands	Parent	Guarantors	Non- Guarantors	Elimination	Consolidated
Net cash (used for) operating activities	$(38,959)	$101,597	$(9,722)	$(26,405)	$26,511
Net cash (used for) provided by investing activities	(12,591)	(2,358)	(890,923)	—	(905,872)
Net cash provided by (used for) financing activities	52,077	(99,615)	(48,916)	26,405	(70,049)
Effect of changes in currency exchange rates	—	—	34,258	—	34,258
Increase (Decrease) in cash	527	(376)	(915,303)	—	(915,152)
Cash, cash equivalents and restricted cash, beginning of period	2,522	1,226	1,139,484	—	1,143,232
Cash and cash equivalents, end of period	$3,049	$850	$224,181	$—	$228,080

19. OTHER INCOME (EXPENSE), NET

The components of other income (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2018	2017	2018	2017
Foreign currency (loss)	$(3,525)	$(4,113)	$(6,834)	$(5,202)
Equity income	632	520	2,855	1,587
Expected return on pension assets/amortization	2,829	2,490	8,879	7,470
Other miscellaneous income	1,265	660	1,058	1,449
Total other income (expense), net	$1,201	$(443)	$5,958	$5,304

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information in the unaudited condensed consolidated financial statements and notes thereto included herein and Westinghouse Air Brake Technologies Corporation’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on February 26, 2018.

OVERVIEW

Wabtec is one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Our highly engineered products enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries and our products can be found in more than 100 countries throughout the world. In the nine months ended September 30, 2018, approximately 66% of the Company’s revenues came from customers outside the United States.

Management Review and Future Outlook

Wabtec’s long-term financial goals are to generate cash flow from operations in excess of net income, maintain a strong credit profile while minimizing our overall cost of capital, increase margins through strict attention to cost controls and implementation of the Wabtec Excellence Program, and increase revenues through a focused growth strategy, including product innovation and new technologies, global and market expansion, aftermarket products and services, and acquisitions. In addition, Management evaluates the Company’s current operational performance through measures such as quality and on-time delivery.

The Company primarily serves the worldwide freight and transit rail industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet, and growth in global trade are expected to drive continued investment in freight and transit rail.

The Company monitors a variety of factors and statistics to gauge market activity. Freight rail markets around the world are driven primarily by overall economic conditions and activity, while Transit markets are driven primarily by government funding and passenger ridership. Changes in these market drivers can cause fluctuations in demand for Wabtec’s products and services.

According to the 2016 edition of a market study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services was more than $100 billion and was expected to grow at about 3.2% annually through 2021. The three largest geographic markets, which represented about 80% of the total accessible market, were Europe, North America and Asia Pacific. UNIFE projected above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues, and increasing government support. The largest product segments of the market were rolling stock, services and infrastructure, which represented almost 90% of the accessible market. UNIFE projected spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimated that the global installed base of locomotives was about 114,000 units, with about 32% in Asia Pacific, about 25% in North America and about 18% in Russia-CIS (Commonwealth of Independent States). Wabtec estimates that about 2,500 new locomotives were delivered worldwide in 2017, and it expects deliveries of about 2,400 in 2018. UNIFE estimated the global installed base of freight cars was about 5.5 million units, with about 37% in North America, about 26% in Russia-CIS and about 20% in Asia Pacific. Wabtec estimates that about 165,000 new freight cars were delivered worldwide in 2017, and it expects deliveries of about 175,000 in 2018. UNIFE estimated the global installed base of passenger transit vehicles to be about

569,000 units, with about 43% in Asia Pacific, about 32% in Europe and about 14% in Russia-CIS. Wabtec estimates that about 28,000 new passenger transit vehicles were ordered worldwide in 2017, and it expects orders of about 34,000 in 2018.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as energy and environmental factors encourage continued investment in public mass transit. According to UNIFE, France, Germany and the United Kingdom were the largest Western European transit markets, representing almost two-thirds of industry spending in the European Union. UNIFE projected the Western European rail market to grow at about 3.6% annually led by investments in new rolling stock in France and Germany. Significant investments were also expected in Turkey, the largest market in Eastern Europe. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In recent years, the European Commission has adopted a series of measures designed to increase the efficiency of the European rail network by standardizing operating rules and certification requirements. UNIFE believes that adoption of these measures should have a positive effect on ridership and investment in public transportation over time.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits. Demand for our freight related products and services in North America is driven by a number of factors, including rail traffic, and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to a U.S. manufacturer. UNIFE expected the increased spending in India to offset decreased spending on very-high-speed rolling stock in China.

Other key geographic markets include Russia-CIS and Africa-Middle East. With about 1.4 million freight cars and about 20,000 locomotives, Russia-CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets were expected to grow at above-average rates as global trade led to increased freight volumes and urbanization led to increased demand for efficient mass-transportation systems. As this growth occurs, Wabtec expects to have additional opportunities to provide products and services in these markets.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. Wabtec offers products and services to help customers make ongoing investments in these initiatives.

In 2018 and beyond, general global economic and market conditions will have an impact on our sales and operations. To the extent that these factors cause instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected. In addition, we face risks associated with our four-point growth strategy including the level of investment that customers are willing to make in new technologies developed by the industry and the Company, and risks inherent in global expansion. When necessary, we will modify our financial and operating strategies to reflect changes in market conditions and risks.

PROPOSED MERGER WITH GE TRANSPORTATION

On May 20, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with General Electric Company (“GE”), Transportation Systems Holdings Inc. (“SpinCo”), which is a newly formed wholly owned subsidiary of GE, and Wabtec US Rail Holdings, Inc. (“Merger Sub”), which is a newly formed wholly owned subsidiary of the Company. In addition, on May 20, 2018, GE, SpinCo, the Company and Wabtec US Rail Holdings, Inc. (“Direct Sale Purchaser”), entered into the Separation, Distribution and Sale Agreement (the “Separation Agreement”). Together, the Merger Agreement and the Separation Agreement provide for the combination of the Company and GE’s realigned transportation business (“GE Transportation”) through a modified Reverse Morris Trust transaction structure. The transactions contemplated by the Merger Agreement and the Separation Agreement (the “Transactions”) have been approved by the Boards of Directors of both the Company and GE.

In connection with the separation of GE Transportation from the remaining business of GE, GE will conduct an internal reorganization in which the assets and liabilities of GE Transportation will be segregated from the assets and liabilities of GE’s remaining business to prepare for the Transactions. Following this internal reorganization, certain assets of GE Transportation will be sold to Direct Sale Purchaser for a cash payment of $2.9 billion (the “Direct Sale”), and Direct Sale Purchaser will assume certain liabilities of GE Transportation in connection with this purchase. Thereafter, GE will transfer the remaining business and operations of GE Transportation (the “SpinCo Business”) to SpinCo and its subsidiaries (to the extent not already held by SpinCo and its subsidiaries) (the “SpinCo Transfer”), and SpinCo will issue to GE additional shares of SpinCo common stock. Following this issuance of additional SpinCo common stock to GE, GE will hold all of the outstanding SpinCo common stock.

Following the Direct Sale and the SpinCo Transfer and based on market conditions, GE will distribute certain of the shares of SpinCo’s common stock to GE’s stockholders by way of a spin-off or a split-off transaction (the “Distribution”), as determined in GE’s discretion.

In a spin-off, all GE stockholders would receive a pro rata number of shares of SpinCo common stock. In a split-off, GE would offer its stockholders the option to exchange all or a portion of their shares of GE common stock for shares of SpinCo common stock in an exchange offer, resulting in a reduction in GE’s outstanding shares. If the exchange offer is undertaken and consummated but the exchange offer is not fully subscribed because less than all shares of SpinCo common stock available for distribution by GE are exchanged, the remaining shares of SpinCo common stock available for distribution by GE would be distributed on a pro rata basis to GE stockholders whose shares of GE common stock remain outstanding after the consummation of the exchange offer.

Immediately after the Distribution and on the closing date of the merger, Merger Sub will merge with and into SpinCo, whereby the separate corporate existence of Merger Sub will cease and SpinCo will continue as the surviving company and a wholly owned subsidiary of the Company. In the Merger, subject to adjustment in accordance with the Merger Agreement, each share of SpinCo common stock will be converted into the right to receive a number of shares of the Company’s common stock based on the exchange ratio set forth in the Merger Agreement.

Upon consummation of the Merger and calculated based on Wabtec’s outstanding common stock immediately prior to the Merger on a fully-diluted, as-converted and as-exercised basis, 50.1% of the outstanding shares of the Company’s common stock would be held collectively by GE and pre-Merger holders of GE common stock (with approximately 9.9% of the outstanding shares of the Company’s common stock expected to be held by GE) and 49.9% of the outstanding shares of the Company’s common stock would be held by pre-Merger stockholders of the Company. Pursuant to certain agreements to be entered into in connection with the Transactions, GE will be obligated to sell a number of its shares of the Company’s common stock within two years of the date of the Distribution and, subject to limited exceptions, to sell all of its shares of the Company’s common stock within three years of the closing date of the Merger.

Subject to adjustment under certain circumstances as set forth in the Merger Agreement, the Company will issue the requisite shares of the Company’s common stock in the Merger. Based upon the reported closing sale price of $95.43 per share for the Company’s common stock on the NYSE on October 12, 2018, the total value of the shares of the Company’s common stock to be issued by the Company in the merger would be approximately $9,398 million and the cash to be received by GE in the transactions, including in respect of the Direct Sale, would be approximately $3,370 million. The actual value of the Company’s common stock to be issued in the Merger will depend on the market price of shares of the Company’s common stock at the time of the Merger.

On September 14, 2018, Wabtec completed a public offering and sale of (i) $500 million aggregate principal amount of floating rate senior notes, (ii) $750 million aggregate principal amount of 2024 Senior Notes and (iii) $1.25 billion aggregate principal amount of 2028 Senior Notes. The Company intends to use the net proceeds from the offering and sale of these notes combined with the proceeds from a $400 million delayed draw term loan that was entered into on June 8, 2018 to finance the Direct Sale. Wabtec used a portion of the proceeds from the September 14, 2018 notes to pay debt associated with its revolving credit facility. The remaining proceeds are classified as Restricted Cash on the consolidated balance sheet, as the Company intends to use these cash amounts to finance the Direct Sale. Refer to Footnote 8 for further information regarding debt.

After the Merger, the Company will own and operate the SpinCo Business and the assets acquired in the Direct Sale. It is anticipated that SpinCo, which will be the Company’s wholly owned subsidiary, will hold the SpinCo Business and Direct Sale Purchaser, which will also be the Company’s wholly owned subsidiary, will hold the assets purchased and the liabilities assumed in connection with the Direct Sale. Together, SpinCo and Direct Sale Purchaser will own and operate post-Transaction GE Transportation. The Company will also continue its current businesses. All shares of the Company’s common stock, including those issued in the Merger, will be listed on the NYSE under the Company’s current trading symbol “WAB.”

On the date of the Distribution, GE or its subsidiaries and SpinCo or the subsidiaries of GE that GE will contribute to SpinCo pursuant to the Separation Agreement will enter into additional agreements relating to, among other things, intellectual property, employee matters, tax matters, research and development, co-location services and transition services.

The value of the total consideration to be delivered by the Company in the Transactions would be approximately $12.8 billion based on the Company’s reported closing stock price on the NYSE on October 12, 2018; however, the final purchase price will depend on the market price of shares of the Company’s common stock at the time of the Merger. The transaction is expected to close by early 2019, subject to customary closing conditions, including certain approvals by the Company’s shareholders and regulatory approvals.

ACQUISITION OF FAIVELEY TRANSPORT S.A.

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport under the terms of the Share Purchase Agreement. Faiveley Transport is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.

•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statements of Operations for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
In millions	2018	2017	2018	2017
Net sales	$1,077,814	$957,931	$3,245,671	$2,806,218
Cost of sales	(775,802)	(704,728)	(2,308,811)	(2,009,345)
Gross profit	302,012	253,203	936,860	796,873
Selling, general and administrative expenses	(146,839)	(118,183)	(465,197)	(368,788)
Engineering expenses	(20,132)	(24,709)	(61,569)	(71,511)
Amortization expense	(9,862)	(8,645)	(30,113)	(27,039)
Total operating expenses	(176,833)	(151,537)	(556,879)	(467,338)
Income from operations	125,179	101,666	379,981	329,535
Interest expense, net	(23,713)	(20,038)	(75,917)	(57,460)
Other income (expense), net	1,201	(443)	5,958	5,304
Income from operations before income taxes	102,667	81,185	310,022	277,379
Income tax expense	(16,598)	(12,746)	(53,225)	(64,776)
Net income	86,069	68,439	256,797	212,603
Less: Net loss (gain) attributable to noncontrolling interest	1,670	(1,040)	3,724	710
Net income attributable to Wabtec shareholders	$87,739	$67,399	$260,521	$213,313

THIRD QUARTER 2018 COMPARED TO THIRD QUARTER 2017

The following table summarizes our results of operations for the periods indicated:

	Three Months Ended September 30,
In thousands	2018	2017	Percent Change
Freight Segment Sales	$391,577	$340,185	15.1%
Transit Segment Sales	686,237	617,746	11.1%
Net sales	1,077,814	957,931	12.5%
Income from operations	125,179	101,666	23.1%
Net income attributable to Wabtec shareholders	$87,739	$67,399	30.2%

The following table shows the major components of the change in sales in the third quarter of 2018 from the third quarter of 2017:

In thousands	Freight Segment	Transit Segment	Total
Third Quarter 2017 Net Sales	$340,185	$617,746	$957,931
Acquisitions	10,973	21,244	32,217
Change in Sales by Product Line:
Specialty Products & Electronics	25,584	21,240	46,824
Transit Products	—	24,466	24,466
Brake Products	6,360	8,913	15,273
Remanufacturing, Overhaul & Build	(4,128)	6,033	1,905
Other	18,196	687	18,883
Foreign exchange	(5,593)	(14,092)	(19,685)
Third Quarter 2018 Net Sales	$391,577	$686,237	$1,077,814

Net sales for the three months ended September 30, 2018 increased by $119.9 million, or 12.5%, to $1,077.8 million. The increase is primarily due to an organic increase of $46.8 million for Specialty Products and Electronics from higher demand for freight and transit original equipment rail products and train control and signaling products and services, a $24.5 million increase for Transit Products due to higher demand for transit original equipment rail products, and a $18.9 million organic increase for Other Products due to increased spare parts demand resulting from an increase in freight rail traffic. Additionally, sales from acquisitions increased sales by $32.2 million while unfavorable foreign exchange decreased sales by $19.7 million.

Freight Segment sales increased by $51.4 million, or 15.1%, mostly from an organic increase of $25.6 million for Specialty Products and Electronics due to higher demand for freight original equipment rail products and train control and signaling products and services. Additionally, Other Products sales increased $18.2 million from increased spare parts demand resulting from an increase in rail traffic, and sales from acquisitions increased sales $11.0 million. Unfavorable foreign exchange rates decreased sales by $5.6 million.

Transit Segment sales increased by $68.5 million, or 11.1%, primarily due to $24.5 million for Transit Products from increased demand for transit original equipment rail products, $21.2 million for Specialty Products and Electronics from increased demand for train control and signaling products and services and $21.2 million from sales related to acquisitions. These gains were partially offset by unfavorable foreign exchange rates of $14.1 million.

Cost of Sales The following table shows the major components of cost of sales for the periods indicated:

	Three Months Ended September 30, 2018
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$118,838	30.3%	$286,990	41.8%	$405,828	37.7%
Labor	73,234	18.7%	122,564	17.9%	195,798	18.2%
Overhead	67,492	17.2%	97,344	14.2%	164,836	15.3%
Other/Warranty	1,683	0.4%	7,657	1.1%	9,340	0.9%
Total cost of sales	$261,247	66.6%	$514,555	75.0%	$775,802	72.1%
	Three Months Ended September 30, 2017
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$129,912	38.2%	$283,376	45.9%	$413,288	43.1%
Labor	48,473	14.2%	81,828	13.2%	130,301	13.6%
Overhead	54,712	16.1%	90,508	14.7%	145,220	15.2%
Other/Warranty	2,630	0.8%	13,288	2.2%	15,918	1.7%
Total cost of sales	$235,727	69.3%	$469,000	76.0%	$704,727	73.6%

Cost of sales increased by $71.1 million to $775.8 million in the third quarter of 2018 compared to $704.7 million in the same period of 2017. In the third quarter of 2018, cost of sales as a percentage of sales was 72.1% compared to 73.6% in the same period of 2017. The decrease is primarily related to increased sales for train control and signaling products and services which resulted in a more favorable product sales mix. In addition, the 2017 results include $20.4 million of project adjustments which did not recur in 2018.

Freight Segment cost of sales decreased 2.7% as a percentage of sales to 66.6% in 2018 compared to 69.3% for the same period in 2017. The decrease is primarily related to increased sales for train control and signaling products and services which resulted in a more favorable product sales mix. In addition, the 2017 results include $5.5 million of project adjustments which did not recur in 2018.

Transit Segment cost of sales decreased 1.0% as a percentage of sales to 75.0% in the third quarter of 2018 from 76.0% for the same period of 2017. The decrease is primarily related to improved material savings across transit businesses, and $14.9 million of 2017 project adjustments related to material costs which did not recur in 2018. Labor costs as a percentage of sales increased due to a higher amount of labor hours incurred in train control and signaling products and services.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $18.2 million in the third quarter of 2018 compared to $17.1 million in the third quarter of 2017. The increase in warranty expense is primarily related to the increase in sales.

Operating expenses The following table shows our operating expenses for the periods indicated:

	Three Months Ended September 30,
In thousands	2018	Percentage of Sales	2017	Percentage of Sales
Selling, general and administrative expenses	$146,839	13.6%	$118,183	12.3%
Engineering expenses	20,132	1.9%	24,709	2.6%
Amortization expense	9,862	0.9%	8,645	0.9%
Total operating expenses	$176,833	16.4%	$151,537	15.8%

Total operating expenses as a percentage of sales increased 0.6% to 16.4% in 2018 compared to 15.8% for the same period in 2017. Selling, general, and administrative expenses increased $28.7 million, or 24.2%, primarily due to $7.2 million of costs related to the proposed GE Transportation transaction, $1.9 million of restructuring costs, $0.8 million of costs related to a goods and service tax law change in India, $4.6 million in incremental expense from acquisitions, $4.1 million in additional employee benefit costs, and the remaining from organic sales increases. In the same period of 2017, selling, general, and administrative expenses included $4.7 million of Faiveley Transport transaction and restructuring costs. Engineering expense decreased by $4.6 million, or 18.5%, due to timing of research and development expenses. Amortization expense increased $1.2 million due to amortization of intangibles associated with new acquisitions.

The following table shows our segment operating expense for the periods indicated:

	Three Months Ended September 30,
In thousands	2018	2017	Percent Change
Freight Segment	$50,910	$43,034	18.3%
Transit Segment	110,945	101,386	9.4%
Corporate	14,978	7,117	110.5%
Total operating expenses	$176,833	$151,537	16.7%

Freight Segment operating expenses increased $7.9 million, or 18.3%, in 2018 and increased 30 basis points to 13.0% of sales. The increase is primarily attributable to increased sales volumes, and $2.6 million of incremental operating expenses from acquisitions.

Transit Segment operating expenses increased $9.6 million, or 9.4%, in 2018 but decreased 20 basis points to 16.2% of sales. The increase in expense is primarily attributable to increased sales volumes, $0.8 million of costs related to a goods and service tax law change in India, $2.8 million of incremental operating expenses from acquisitions, and $1.6 million of restructuring charges. In the same period of 2017, the transit segment costs included $3.4 million of Faiveley Transport transaction and restructuring charges.

Corporate non-allocated operating expenses increased $7.9 million in the three months ended September 30, 2018, primarily due to costs related to the proposed GE Transportation transaction.

Interest expense, net Interest expense, net, increased $3.7 million in 2018 because of additional interest expense associated with the Senior Notes issued on September 14, 2018 which will be used for the cash portion of the proposed GE Transportation transaction (see Footnote 8 for more details).

Other income (expense), net Other income/(expense), net, totaled $1.2 million of income in 2018 compared to $0.4 million of expense in 2017 primarily due to investment returns on pension assets recognized, offset by foreign currency losses in the current year.

Income taxes The effective income tax rate was 16.2% and 15.7% for the third quarter of 2018 and 2017, respectively. The increase in the effective rate for the three months ended September 30, 2018 is primarily related to $9.5 million of favorable deferred tax net benefits recorded in the three month period ended September 30, 2017. This was partially offset by the decrease in the U.S. statutory tax rate from 35% to 21% due to the U.S. tax reform bill which was enacted on December 22, 2017 and the recognition of $6.5 million of tax benefits in the three months ended September 30, 2018 as a result of adjustments to provisional amounts previously recorded related to the U.S. tax reform bill.

FIRST NINE MONTHS OF 2018 COMPARED TO FIRST NINE MONTHS OF 2017

The following table summarizes our results of operations for the periods indicated:

	Nine Months Ended September 30,
In thousands	2018	2017	Percent Change
Freight Segment Sales	$1,183,389	$1,032,959	14.6%
Transit Segment Sales	2,062,282	1,773,259	16.3%
Net sales	3,245,671	2,806,218	15.7%
Income from operations	379,981	329,535	15.3%
Net income attributable to Wabtec shareholders	$260,521	$213,313	22.1%

The following table shows the major components of the change in sales for the nine months ended September 30, 2018 from the nine months ended September 30, 2017:

In thousands	Freight Segment	Transit Segment	Total
First Nine Months of 2017 Net Sales	$1,032,958	$1,773,260	$2,806,218
Acquisitions	44,717	61,703	106,420
Change in Sales by Product Line:
Specialty Products & Electronics	77,692	73,207	150,899
Transit Products	—	38,804	38,804
Brake Products	14,640	20,214	34,854
Remanufacturing, Overhaul & Build	(20,792)	8,470	(12,322)
Other	30,394	739	31,133
Foreign exchange	3,780	85,885	89,665
First Nine Months of 2018 Net Sales	$1,183,389	$2,062,282	$3,245,671

Net sales for the nine months ended September 30, 2018 increased by $439.5 million, or 15.7%, to $3,245.7 million. The increase is primarily due to an organic increase of $150.9 million for Specialty Products and Electronics due to higher demand for train control and signaling products and services, a $38.8 million increase for Transit Products due to higher demand for transit original equipment rail products, a $34.9 million increase for Brake Products due to higher demand for both freight and transit original equipment brakes, and a $31.1 million organic increase for Other Products mostly from increased spare parts demand resulting from an increase in freight rail traffic. Additionally, sales from acquisitions increased sales $106.4 million and favorable foreign exchange rates increased sales by $89.7 million.

Freight Segment sales increased by $150.4 million, or 14.6%, primarily due to an increase of $77.7 million for Specialty Products and Electronics sales from higher demand for freight original equipment rail products and train control and signaling products and services, and a $30.4 million organic increase for Other Products mostly from increased spare parts demand resulting from an increase in freight rail traffic. Acquisitions increased sales $44.7 million and favorable foreign exchange rates increased sales by $3.8 million.

Transit Segment sales increased by $289.0 million, or 16.3%, due to favorable foreign exchange rates of $85.9 million. Additionally, this total increase was aided by organic growth of $73.2 million for Specialty Products and Electronics because of higher demand for train control and signaling products and services, a $38.8 million increase for Transit Products due to higher demand for transit original equipment rail products, and a $20.2 million organic increase in Brake Products due to higher demand for original equipment transit brakes. Acquisitions increased sales by $61.7 million.

Cost of Sales The following table shows the major components of cost of sales for the periods indicated:

	Nine Months Ended September 30, 2018
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$409,513	34.6%	$854,772	41.4%	$1,264,285	39.0%
Labor	187,127	15.8%	358,541	17.4%	545,668	16.8%
Overhead	189,528	16.0%	263,939	12.8%	453,467	14.0%
Other/Warranty	7,341	0.6%	38,050	1.8%	45,391	1.4%
Total cost of sales	$793,509	67.0%	$1,515,302	73.4%	$2,308,811	71.2%
	Nine Months Ended September 30, 2017
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$395,683	38.3%	$778,222	43.9%	$1,173,905	41.8%
Labor	140,679	13.6%	241,400	13.6%	382,079	13.6%
Overhead	164,503	15.9%	250,879	14.1%	415,382	14.8%
Other/Warranty	4,236	0.4%	33,743	1.9%	37,979	1.4%
Total cost of sales	$705,101	68.2%	$1,304,244	73.5%	$2,009,345	71.6%

Cost of Sales increased by $299.5 million to $2,308.8 million in the nine months ended September 30, 2018 compared to $2,009.3 million in the same period of 2017. For the nine months ended September 30, 2018, cost of sales as a percentage of sales was 71.2% compared to 71.6% in the same period of 2017. The decrease as a percentage of sales is due to a more favorable product sales mix. In addition, the 2017 results include $20.4 million of project adjustments that did not recur in 2018.

Freight Segment cost of sales decreased 1.2% as a percentage of sales to 67.0% for the nine months ended September 30, 2018 compared to 68.2% for the same period in 2017. The decrease is primarily related to increased sales for train control and signaling products and services. In addition, the 2017 results include $5.5 million of project adjustments that did not recur in 2018.

Transit Segment cost of sales decreased 0.1% as a percentage of sales to 73.4% for the nine months ended September 30, 2018 from 73.5% for the same period of 2017. The decrease is primarily due to a more favorable product sales mix, and $14.9 million of 2017 project adjustments that did not recur in 2018. Labor costs as a percentage of sales increased due to a higher amount of labor hours incurred in train control and signaling products and services and higher labor costs on overhaul contracts in the UK which have a higher labor content.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $45.7 million in the nine months ended September 30, 2018 compared to $33.1 million in the nine months ended September 30, 2017. The increase in warranty expense is primarily related to the increase in sales.

Operating expenses The following table shows our operating expenses for the periods indicated:

	Nine Months Ended September 30,
In thousands	2018	Percentage of Sales	2017	Percentage of Sales
Selling, general and administrative expenses	$465,197	14.3%	$368,788	13.1%
Engineering expenses	61,569	1.9%	71,511	2.5%
Amortization expense	30,113	0.9%	27,039	1.0%
Total operating expenses	$556,879	17.1%	$467,338	16.6%

Total operating expenses were 17.1% and 16.6% of sales for the nine months of 2018 and 2017, respectively. Selling, general, and administrative expenses increased $96.4 million, or 26.1%, primarily due to $16.4 million of costs related to the proposed GE Transportation transaction, $5.2 million of restructuring costs, $4.8 million of cost related to a goods and service tax law change in India, $11.1 million of increased employee benefit costs, changes in foreign currency rates of $10.6 million, $14.6 million in incremental expense from acquisitions, and additional costs associated with higher organic sales volumes. In the same period of 2017, selling, general, and administrative expenses included $18.0 million of Faiveley Transport transaction and restructuring costs. Engineering expense decreased by $9.9 million, or 13.8%, primarily due to timing of research and development expenses. Amortization expense increased $3.1 million due to amortization of intangibles associated with acquisitions.

The following table shows our segment operating expense for the periods indicated:

	Nine Months Ended September 30,
In thousands	2018	2017	Percent Change
Freight Segment	$156,489	$132,048	18.5%
Transit Segment	360,186	313,632	14.8%
Corporate	40,204	21,658	85.6%
Total operating expenses	$556,879	$467,338	19.2%

Freight Segment operating expenses increased $24.4 million, or 18.5%, in the nine months ended September 30, 2018 and increased 40 basis points to 13.2% of sales. The increase is primarily attributable to increased sales volumes and $8.8 million of incremental operating expenses from acquisitions.

Transit Segment operating expenses increased $46.6 million, or 14.8%, in the nine months ended September 30, 2018 but decreased 20 basis points to 17.5% of sales. The increase is primarily attributable to increased sales volumes, $11.4 million due to foreign exchange, $8.7 million of incremental operating expenses from acquisitions, $4.8 million of cost due to a goods and service tax law change in India, and $4.4 million of restructuring costs. In the same period of 2017, the transit segment included $11.0 million of Faiveley Transport transaction and restructuring expenses.

Corporate non-allocated operating expenses increased $18.5 million in the nine months ended September 30, 2018 primarily due to the proposed GE Transportation transaction.

Interest expense, net Interest expense, net, increased $18.5 million in the nine months ended September 30, 2018 because of financing costs associated with the proposed GE Transportation transaction of $14.8 million. In addition, net interest expense in the prior year included a $2.2 million benefit related to the prepayment of debt assumed in the Faiveley Transport acquisition.

Other income, net Other income, net, totaled $6.0 million in the nine months ended September 30, 2018, compared to $5.3 million for the comparable period in 2017, primarily due to investment returns on pension assets recognized, offset by foreign currency losses.

Income taxes The effective income tax rate was 17.2% and 23.4% for the nine months ended September 30, 2018 and 2017, respectively. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The U.S. tax reform bill lowered the Federal statutory tax rate from 35% to 21% beginning January 1, 2018. The decrease in the effective rate for the nine months ended September 30, 2018 is the result of a higher earnings mix in lower tax jurisdictions as well as a benefit from the revision of the Company’s accounting for the income tax effects of the Tax Act and the adjustment to the provisional amounts previously recorded which was partially offset by favorable deferred tax net benefits of $9.5 million recorded in the nine months ended September 30, 2017.

Liquidity and Capital Resources

Liquidity is provided by operating cash flow and borrowings under the Company’s unsecured credit facility with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data:

	Nine Months Ended September 30,
In thousands	2018	2017
Cash provided by (used for):
Operating activities	$38,038	$26,511
Investing activities	(104,160)	(905,872)
Financing activities	1,995,310	(70,049)
Increase/(decrease) in cash	$1,901,980	$(915,152)

Operating activities In the first nine months of 2018, cash provided by operations was $38.0 million. In the first nine months of 2017, cash provided operations was $26.5 million. Cash provided by operations in 2018 increased due higher net income of $44.2 million, partially offset by unfavorable working capital performance. The major components of working capital were as follows: unfavorable change in accrued liabilities and customer deposits of $64.9 million primarily due to the timing of cash receipts from customers for long term projects, an unfavorable change in inventory of $72.2 million due to efforts to ramp up production in anticipation of higher demand in late 2018, and an unfavorable change in accounts receivable of $40.0 million due to the timing of cash receipts. These unfavorable changes were partially offset by a favorable change in accounts payable of $125.6 million due to the timing of payments to suppliers and a favorable change in other assets and liabilities of $12.2 million.

Investing activities In the first nine months of 2018 and 2017, cash used for investing activities was $104.2 million and $905.9 million, respectively. The major components of the cash outflow in 2018 were $49.1 million in net cash paid for acquisitions and $64.2 million in additions to property, plant and equipment for investments in our facilities and manufacturing processes. This compares to $846.7 million in net cash paid for acquisitions and $60.3 million in property, plant, and equipment for investments in the first nine months of 2017. Refer to Note 4 of the “Notes to Condensed Consolidated Financial Statements” for additional information on acquisitions.

Financing activities In the first nine months of 2018, cash provided by financing activities was $1,995.3 million which included $3,490.2 million in proceeds from the revolving credit facility and Senior Notes issued on September 14, 2018, $1,466.6 million in repayments of debt and $34.7 million of dividend payments. In the first nine months of 2017, cash used for financing activities was $70.0 million, which included $883.5 million in proceeds from the revolving credit facility, $918.9 million in repayments of debt on the revolving credit facility, $30.7 million of dividend payments, and $6.8 million related to payment of income tax withholding on share-based compensation.

On September 14, 2018 the Company issued $2.5 billion of senior notes with three different maturities.

•	Floating Rate Senior Notes due 2021 - The Company issued $500.0 million of Floating Rate Senior Notes due 2021 (the “Floating Rate Notes“). The Floating Rate Notes, which are non-callable for one year, were issued at 100% of face value. Interest on the Floating Rate Notes accrues at a floating rate per annum equal to three-month Libor plus 105 basis points. The interest rate for the Floating Rate Notes for the initial interest period will be the three-month Libor plus 105 basis points determined on September 12, 2018 and is payable quarterly on December 15, March 15, June 15, and September 15 of each year. The Company incurred $3.5 million of deferred financing costs related to the issuance of the Floating Rate Notes.
•	4.150% Senior Notes due 2024 - The Company issued $750.0 million of 4.150% Senior Notes due 2024 (the “2024 Notes”). The 2024 Notes were issued at 99.805% of face value. Interest on the 2024 Notes accrues at a rate of 4.150% per annum and is payable semi-annually on March 15 and September 15 of each year. The Company incurred $7.4 million of deferred financing costs related to the issuance of the 2024 Notes.
•	4.700% Senior Notes Due 2028 - The Company issued $1,250.0 million of 4.700% Senior Notes due 2028 (the “2028 Notes” and together with the Floating Rate Notes and 2024 Notes, the “Senior Notes”). The 2028 Notes were issued at 99.889% of face value. Interest on the 2028 Notes accrues at a rate of 4.700% per annum and is payable semi-annually on March 15 and September 15 of each year. The Company incurred $10.6 million of deferred financing costs related to the issuance of the 2028 Notes.

The net proceeds from the issuance and sale of the Senior Notes will be used to finance the cash portion of the GE Transportation acquisition. The principal balances are due in full at maturity. The Senior Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the Senior Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sales of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company will be required to redeem the Senior Notes, in whole, on August 20, 2019 at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest from the last date on which interest was paid if:

•	the closing of the Transactions has not occurred by 5:00 p.m., New York City time, on August 20, 2019; or
•	the Merger Agreement and the Separation Agreement are terminated at any time prior to August 20, 2019.

Additionally, the interest rate payable on each series of Senior Notes will be subject to adjustments from time to time if either Moody’s, S&P, or Fitch ceases to rate the Senior Notes of the applicable series or fails to make a rating of the Senior Notes of such series publicly available. Upon a downgrade in rating by either agency, the interest rates of corresponding Senior Notes would increase between 0.25% and 1.00% to current stated rate.

The Company is in compliance with the restrictions and covenants in the indenture under which the Senior Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2018 Refinancing Credit Agreement

On June 8, 2018, the Company entered into a credit agreement (the “2018 Refinancing Credit Agreement”), which replaced the Company’s then-existing “2016 Refinancing Credit Agreement.” As part of the 2018 Refinancing Credit Agreement, the Company entered into (i) a $1.2 billion revolving credit facility (the “Revolving Credit Facility”), which replaced the Company’s revolving credit facility under the 2016 Refinancing Credit Agreement, and includes a letter of credit sub-facility of up to $450.0 million and a swing line sub-facility of $75.0 million, (ii) a $350.0 million term loan (the “Refinancing Term Loan”), which refinanced the term loan under the 2016 Refinancing Credit Agreement, and (iii) a new $400.0 million delayed draw term loan (the “Delayed Draw Term Loan”). The 2018 Refinancing Credit Agreement also provided for a bridge loan facility (the “Bridge Loan Facility”) in an amount not to exceed $2.5 billion, such facility to become effective at the Company’s request. Commitments in respect of the Bridge Loan Facility were terminated upon the issuance and sale of the Notes on September 14, 2018. In addition, the 2018 Refinancing Credit Agreement contains an uncommitted accordion feature allowing the Company to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment. At September 30, 2018, the Company had available bank borrowing capacity, net of $29.7 million of letters of credit, of approximately $1,170.3 million subject to certain financial covenant restrictions.

The Revolving Credit Facility matures on June 8, 2023 and is unsecured. The Refinancing Term Loan matures on June 8, 2021 and is unsecured. The Delayed Draw Term Loan matures on the third anniversary of the date on which it is borrowed and is unsecured. The applicable interest rate for borrowings under the 2018 Refinancing Credit Agreement includes interest rate spreads based on the lower of the pricing corresponding to (i) the Company’s ratio of total debt (less unrestricted cash up to $300.0 million) to EBITDA (“Leverage Ratio”) or (ii) the Company’s public rating, in each case that range between 1.000% and 1.875% for LIBOR/CDOR-based borrowings and 0.0% and 0.875% for Alternate Base Rate based borrowings. The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries.

The 2018 Refinancing Credit Agreement contains customary representations and warranties by the Company and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. The Company and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on the Company and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, the Company is required to maintain (i) an Interest Coverage ratio at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event the Company completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. The Company is in compliance with the restrictions and covenants of the 2018 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing its operating activities.

At September 30, 2018, the weighted average interest rate on the Company’s variable rate debt was 3.49%. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement was November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for this agreement, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended and restated its then existing revolving credit facility with a consortium of commercial banks. The “2016 Refinancing Credit Agreement” provided the Company with a $1.2 billion, five years revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing costs related to the 2016 Refinancing Credit Agreement. The 2016 Refinancing Credit Agreement borrowings bore variable interest rates indexed as described below.

The Term Loan was initially drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw.

Under the 2016 Refinancing Credit Agreement, the Company could elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusted on a daily basis and was the greater of the Federal Funds Effective Rate plus 0.5% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate was based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins were dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin was 0 basis points and the Alternate Rate margin was 175 basis points.

Faiveley Transport Tender Offer

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport under the terms of the Share Purchase Agreement. The transaction was structured as a set acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.
•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507.0 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

Company Stock Repurchase Plan

On February 8, 2016, the Board of Directors amended its stock repurchase authorization to $350 million of the Company’s outstanding shares. This new stock repurchase authorization supersedes the previous authorization of $350 million of which about $33.3 million remained. During the first nine months of 2018, the Company did not repurchase any shares, leaving $137.8 million remaining under the authorization. The Company intends to purchase shares on the open market or in negotiated block trades from time to time depending on market conditions. No time limit was set for the completion of the programs which conforms to the requirements under the 2016 and 2018 Refinancing Credit Agreements, as well as the senior notes currently outstanding.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia and South Africa;
•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
•	reliance on major original equipment manufacturer customers;
•	original equipment manufacturers’ program delays;
•	demand for services in the freight and passenger rail industry;
•	demand for our products and services;
•	orders either being delayed, canceled, not returning to historical levels, or reduced or any combination of the foregoing;
•	consolidations in the rail industry;
•	continued outsourcing by our customers;
•	industry demand for faster and more efficient braking equipment;
•	fluctuations in interest rates and foreign currency exchange rates; or
•	availability of credit.

Operating factors

•	supply disruptions;
•	technical difficulties;
•	changes in operating conditions and costs;
•	increases in raw material costs;
•	successful introduction of new products;
•	performance under material long-term contracts;

•	labor relations;
•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;
•	completion and integration of acquisitions, including the acquisition of Faiveley Transport; or
•	the development and use of new technology.

Competitive factors

•	the actions of competitors; or
•	the outcome of negotiations with partners, suppliers, customers, or others.

Political/governmental factors

•	political stability in relevant areas of the world;
•	future regulation/deregulation of our customers and/or the rail industry;
•	levels of governmental funding on transit projects, including for some of our customers;
•	political developments and laws and regulations, including those related to Positive Train Control; or
•	federal and state income tax legislation; and
•	the outcome of negotiations with governments.

Statements in this Quarterly Report on Form 10-Q apply only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Reference is also made to the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

Critical Accounting Policies

A summary of critical accounting policies is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. In particular, judgment is used in areas such as accounts receivable and the allowance for doubtful accounts, inventories, goodwill and indefinite-lived intangibles, warranty reserves, pensions and postretirement benefits, income taxes and revenue recognition. The Company’s revenue recognition policy has been updated due to the adoption of ASU No. 2014-09. There have been no other significant changes in accounting policies since December 31, 2017.

Item 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

In the ordinary course of business, Wabtec is exposed to risks that increases in interest rates may adversely affect funding costs associated with its variable-rate debt. The Company’s variable rate debt represents 19% and 38% of total long-term debt at September 30, 2018 and December 31, 2017, respectively. To mitigate the impact of interest rate changes on a portion of this variable-rate debt, the Company entered into forward interest rate swap agreements which convert a portion of the debt from variable to fixed-rate borrowings during the term of the swap contract. Refer to Note 8 – Long Term Debt of “Notes to Condensed Consolidated Financial Statements” for additional information regarding interest rate risk.

Foreign Currency Exchange Risk

The Company is subject to certain risks associated with changes in foreign currency exchange rates to the extent our operations are conducted in currencies other than the U.S. dollar. For the first nine months of 2018, approximately 34% of Wabtec’s net sales were to customers in the United States, 8% in the United Kingdom, 7% in Germany, 6% in Canada, 5% in France, 5% in Mexico 4% in Italy, 4% in India, 4% in China, 4% in Australia, and 19% in other international locations. To mitigate the impact of changes in currency exchange rates, the Company has periodically entered into foreign currency forward contracts. Refer to “Financial Derivatives and Hedging Activities” in Note 2 of “Notes to Condensed Consolidated Financial Statements” for more information regarding foreign currency exchange risk.

Item 4.	CONTROLS AND PROCEDURES

Wabtec’s principal executive officer and its principal financial officer have evaluated the effectiveness of Wabtec’s “disclosure controls and procedures,” (as defined in Exchange Act Rule 13a-15(e)) as of September 30, 2018. Based upon their evaluation, the principal executive officer and principal financial officer concluded that Wabtec’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by Wabtec in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to provide reasonable assurance that information required to be disclosed by Wabtec in such reports is accumulated and communicated to Wabtec’s Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There was no change in Wabtec’s “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2018, that has materially affected, or is reasonably likely to materially affect, Wabtec’s internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1.	LEGAL PROCEEDINGS

Except as described below, there have been no material changes regarding the Company’s commitments and contingencies as described in Note 19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

On April 21, 2016, Siemens Industry, Inc. filed a lawsuit against the Company in federal district court in Delaware alleging that the Company has infringed seven patents owned by Siemens, all of which relate to Positive Train Control technology. On November 2, 2016, Siemens amended its complaint to add six additional patents they also claim are infringed by the Company’s Positive Train Control Products. The Company has filed Answers, and asserted counterclaims, in response to Siemens’ complaints. Additionally, after filings by the Company, the US Patent & Trademark Office has granted Inter-Parties Review proceedings on ten (10) of the patents asserted by Siemens to contest their validity; the hearings began in April 2018 and will continue through November 2018. As of October 24, 2018, the USPTO has issued a decision in only one of the IPR hearings, finding the Siemens patent claims at issue in that hearing to be invalid. Despite the pendency of the remaining IPR proceedings, a trial is scheduled for January 19, 2019 on Siemens’ infringement claims.

Wabtec’s counterclaims alleging that Siemens has violated three (3) of Wabtec’s patents have been severed from the initial case and are now a separate case pending in federal district court in Delaware. On August 1, 2018, Wabtec’s motion for a preliminary injunction against Siemens was denied after a hearing. On July 19, 2018, Siemens moved to amend its pleadings in this case to add new counterclaims alleging violations of federal antitrust and state trade practices laws; Siemens’ motion to amend was granted on October 3, 2018. Wabtec will file responsive pleadings and/or motions.

Xorail, Inc., a wholly owned subsidiary of the Company (“Xorail”), has received notices from Denver Transit Constructors (“Denver Transit”) alleging breach of contract related to the operating of constant warning wireless crossings, and late delivery of the Train Management & Dispatch System (“TMDS”) for the Denver Eagle P3 Project, which is owned by the Denver Regional Transit District (“RTD”). No damages have been asserted for the alleged late delivery of the TMDS, and no formal claim has been filed. Xorail is in the final stages of successfully implementing a recovery plan concerning the TMDS issues. With regard to the wireless crossing issue, as of September 8, 2017, Denver Transit alleged that total damages were $36.8 million through July 31, 2017 and are continuing to accumulate. The majority of the damages stems from a delay in approval of the wireless crossing system by the Federal Railway Administration (“FRA”) and the Public Utility Commission (“PUC”), resulting in the use of flaggers at all of the crossings pending approval of the wireless crossing system and certification of the crossings. Denver Transit has alleged that the delay is due to Xorail’s failure to achieve constant warning times for the crossings in accordance with the approval requirements imposed by the FRA and PUC. Xorail has denied Denver Transit’s assertions, asserting that its system satisfied the contractual requirements. No formal claim has been filed against Xorail by Denver Transit. Xorail has worked with Denver Transit to modify its system to meet the FRA’s and PUC’s previously undefined approval requirements. On September 28, 2017, the FRA granted a five year approval of the modified wireless crossing system as currently implemented. On March 28, 2018, the PUC granted its approval of the modified wireless crossing system as currently implemented, consistent with the approval previously granted by the FRA. In August 2018, Denver Transit completed the process of certifying the crossings and eliminating the use of flaggers. On September 21, 2018, DTC filed a complaint against RTD in Colorado state court for breach of contract related to non-payments and the costs for the flaggers, asserting a change-in-law arising from the FRA/PUC’s new certification requirements. The complaint generally supports Xorail’s position and does not name or implicate Xorail.

On April 3, 2018, the United States Department of Justice entered into a proposed consent decree resolving allegations that the Company and Knorr-Bremse AG had maintained unlawful agreements not to compete for each other’s employees. The allegations also related to Faiveley Transport before it was acquired by the Company in November 2016. The proposed consent decree is pending review and approval by the U.S. District Court for the District of Columbia. No monetary fines or penalties have been imposed on the Company. The Company elected to settle this matter with the Department of Justice to avoid the cost and distraction of litigation. As of July 16, 2018, putative class action lawsuits have been filed in several different federal district courts naming the Company and Knorr as defendants in connection with the allegations contained in the proposed consent decree. The lawsuits seek unspecified damages on behalf of employees of the Company

(including Faiveley Transport) and Knorr allegedly caused by the defendants’ actions. A federal Multi-District Litigation (MDL) Panel decided that cases will be consolidated and heard in the Western District of Pennsylvania. As of October 15, 2018, a total of at least 30 plaintiffs have filed class action claims relating to the alleged conspiracy. The litigation is in its very early stages and the Company does not believe that it has diminished competition for talent in the marketplace and intends to contest these claims vigorously.

Item 1A.	RISK FACTORS

There have been no material changes in our risk factors from those disclosed in our Annual Report on Form 10-K for the year ended December 31, 2017.

Item 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The following table summarizes the Company’s stock repurchase activity for the three months ended September 30, 2018:

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs(1)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Programs(1)
July 2018	—	—	—	$137,824
August 2018	—	$—	—	$137,824
September 2018	—	$—	—	$137,824
Total quarter ended September 30, 2018	—	$—	—	$137,824
(1)	On February 9, 2016, the Board of Directors amended its stock repurchase authorization to $350.0 million of the Company’s outstanding shares. No time limit was set for the completion of the programs which conforms to the requirements under the 2016 and 2018 Refinancing Credit Agreements, as well as the senior notes currently outstanding.
Item 4.	MINE SAFETY DISCLOSURES

Not Applicable

Item 6.	EXHIBITS

The following exhibits are being filed with this report:

2.1
Ninth Supplemental Indenture, dated September 14, 2018, by and among Westinghouse Air Brake Technologies Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on September 14, 2018).

2.2	Form of Floating Rate Senior Note due 2021 (included in Exhibit 2.1).

2.3	Form of 4.150% Senior Note due 2024 (included in Exhibit 2.1).

2.4	Form of 4.700% Senior Note due 2028 (included in Exhibit 2.1).

2.5	Form of Notation of Guaranty (included in Exhibit 2.1).

31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

31.2	Rule 13a-14(a) Certification of Chief Financial Officer.

32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
*	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Wabtec hereby undertakes to furnish supplementally, copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/s/ PATRICK D. DUGAN
Patrick D. Dugan,
Executive Vice President and Chief Financial Officer

(Duly Authorized Officer and Principal Financial Officer)

DATE:	October 30, 2018

Appendix C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Westinghouse Air Brake Technologies Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Westinghouse Air Brake Technologies Corporation (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and schedule as listed in the Index at Item 15.(2) (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

We did not audit the pre-acquisition historical basis consolidated financial statements of Faiveley Transport S.A., a consolidated subsidiary, which statements reflect total assets constituting 25.9% in 2016, and total revenues constituting 3.8% in 2016 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Faiveley Transport S.A., is based solely on the report of the other auditors. We audited the adjustments necessary to convert the pre-acquisition historical amounts included for Faiveley Transport S.A. to the basis reflected in the Company’s 2016 consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP
We have served as the Company’s auditor since 2002.
Pittsburgh, Pennsylvania
February 26, 2018,
except for Notes 2, 4, 8, 13, 20, 21, 22 and 23 as to which the date is
September 10 , 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board of Faiveley Transport

In our opinion, the consolidated balance sheets and the related consolidated statement of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Faiveley Transport and its subsidiaries as of December 31, 2016 and November 30, 2016, and the results of their operations and their cash flows for the period from November 30, 2016 to December 31, 2016 (not presented separately herein), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As discussed in Note 3, the company has not applied push down accounting for its acquisition by Wabtec.

PricewaterhouseCoopers Audit

/s/ Philippe Vincent
Partner

Neuilly-sur-Seine, France
February 23, 2017

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
In thousands, except shares and par value	2017	2016
Assets
Current Assets
Cash and cash equivalents	$233,401	$398,484
Accounts receivable	800,619	667,596
Unbilled accounts receivable	366,168	274,912
Inventories	742,634	658,510
Deposits in escrow	—	744,748
Other assets	122,291	123,381
Total current assets	2,265,113	2,867,631
Property, plant and equipment	1,026,046	912,230
Accumulated depreciation	(452,074)	(393,854)
Property, plant and equipment, net	573,972	518,376
Other Assets
Goodwill	2,460,103	2,078,765
Other intangibles, net	1,204,432	1,053,860
Other noncurrent assets	76,360	62,386
Total other assets	3,740,895	3,195,011
Total Assets	$6,579,980	$6,581,018
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$552,525	$530,211
Customer deposits	369,716	256,591
Accrued compensation	164,210	145,324
Accrued warranty	137,542	123,190
Current portion of long-term debt	47,225	129,809
Other accrued liabilities	302,112	261,514
Total current liabilities	1,573,330	1,446,639
Long-term debt	1,823,303	1,762,967
Accrued postretirement and pension benefits	103,734	110,597
Deferred income taxes	175,902	245,680
Accrued warranty	15,521	15,802
Other long-term liabilities	59,658	22,508
Total liabilities	3,751,448	3,604,193
Commitment and Contingencies (Note 19)
Equity
Preferred stock, 1,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value; 200,000,000 shares authorized: 132,349,534 shares issued and 96,034,352 and 95,425,432 outstanding at December 31, 2017 and December 31, 2016, respectively	1,323	1,323
Additional paid-in capital	906,616	869,951
Treasury stock, at cost, 36,315,182 and 36,924,102 shares, at December 31, 2017 and December 31, 2016, respectively	(827,379)	(838,950)
Retained earnings	2,773,300	2,553,258
Accumulated other comprehensive loss	(44,992)	(379,605)
Total Westinghouse Air Brake Technologies Corporation shareholders’ equity	2,808,868	2,205,977
Noncontrolling interest	19,664	770,848
Total equity	2,828,532	2,976,825
Total Liabilities and Equity	$6,579,980	$6,581,018

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
In thousands, except per share data	2017	2016	2015
Net sales	$3,881,756	$2,931,188	$3,307,998
Cost of sales	(2,816,443)	(2,006,949)	(2,260,182)
Gross profit	1,065,313	924,239	1,047,816
Selling, general and administrative expenses	(512,552)	(373,559)	(346,086)
Engineering expenses	(95,166)	(71,375)	(71,213)
Amortization expense	(36,516)	(22,698)	(21,663)
Total operating expenses	(644,234)	(467,632)	(438,962)
Income from operations	421,079	456,607	608,854
Other income and expenses
Interest expense, net	(77,884)	(50,298)	(27,254)
Other (expense) income, net	8,868	6,528	3,768
Income from operations before income taxes	352,063	412,837	585,368
Income tax expense	(89,773)	(99,433)	(186,740)
Net income	262,290	313,404	398,628
Less: Net income attributable to noncontrolling interest	(29)	(8,517)	—
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Earnings Per Common Share
Basic
Net income attributable to Wabtec shareholders	$2.74	$3.37	$4.14
Diluted
Net income attributable to Wabtec shareholders	$2.72	$3.34	$4.10
Weighted average shares outstanding
Basic	95,453	90,359	96,074
Diluted	96,125	91,141	97,006

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
In thousands, except per share data	2017	2016	2015
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Foreign currency translation gain (loss)	326,096	(93,684)	(132,899)
Unrealized gain (loss) on derivative contracts	9,799	305	(1,202)
Unrealized gain (loss) on pension benefit plans and post-retirement benefit plans	2,845	(12,021)	26,689
Other comprehensive gain (loss) before tax	338,740	(105,400)	(107,412)
Income tax (expense) benefit related to components of other comprehensive loss	(4,127)	2,514	(9,821)
Other comprehensive income (loss), net of tax	334,613	(102,886)	(117,233)
Comprehensive income attributable to Wabtec shareholders	$596,874	$202,001	$281,395

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
In thousands, except per share data	2017	2016	2015
Operating Activities
Net income	$262,290	$313,404	$398,628
Adjustments to reconcile net income to cash provided by operations:
Depreciation and amortization	103,248	69,795	64,734
Stock-based compensation expense	21,287	20,813	26,019
Deferred income taxes	(67,423)	(10,228)	4,981
Loss on disposal of property, plant and equipment	1,907	232	587
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable and unbilled accounts receivable	(68,676)	19,728	21,500
Inventories	(8,955)	45,340	20,147
Accounts payable	(91,722)	(18,932)	(76,650)
Accrued income taxes	47,644	(11,759)	21,740
Accrued liabilities and customer deposits	(18,891)	(11,338)	(14,837)
Other assets and liabilities	8,102	33,475	(16,005)
Net cash provided by operating activities	188,811	450,530	450,844
Investing Activities
Purchase of property, plant and equipment	(89,466)	(50,216)	(49,428)
Proceeds from disposal of property, plant and equipment	1,291	363	1,784
Acquisitions of business, net of cash acquired	(945,299)	(183,113)	(129,550)
Net cash used for investing activities	(1,033,474)	(232,966)	(177,194)
Financing Activities
Proceeds from debt	1,216,740	1,875,000	787,400
Payments of debt	(1,269,537)	(1,102,748)	(612,680)
Stock re-purchase	—	(212,176)	(387,787)
Proceeds from exercise of stock options and other benefit plans	4,428	1,983	3,097
Payment of income tax withholding on share-based compensation	(6,844)	(6,658)	(14,565)
Cash dividends ($0.44, $0.36 and $0.28 per share for the years ended December 31, 2017, 2016 and 2015)	(42,218)	(32,430)	(26,963)
Net cash (used for) provided by financing activities	(97,431)	522,971	(251,498)
Effect of changes in currency exchange rates	32,263	(26,436)	(18,868)
(Decrease) increase in cash	(909,831)	714,099	3,284
Cash, cash equivalents and restricted cash, beginning of year	1,143,232	429,133	425,849
Cash, cash equivalents and restricted cash, end of year	$233,401	$1,143,232	$429,133

The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

In thousands, except share and per share data	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
Balance, December 31, 2014	132,349,534	$1,323	$448,531	(36,075,139)	$(392,262)	$1,909,136	$(159,486)	$1,732	$1,808,974
Cash dividends ($0.28 dividend per share)	—	—	—	—	—	(26,963)	—	—	(26,963)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(2,918)	450,738	4,925	—	—	—	2,007
Stock based compensation	—	—	23,713	—	—	—	—	—	23,713
Net income	—	—	—	—	—	398,628	—	—	398,628
Translation adjustment	—	—	—	—	—	—	(132,899)	—	(132,899)
Unrealized loss on foreign exchange contracts, net of $14 tax	—	—	—	—	—	—	(66)	—	(66)
Unrealized loss on interest rate swap contracts, net of $444 tax	—	—	—	—	—	—	(678)	—	(678)
Change in pension and post-retirement benefit plans, net of $10,279 tax	—	—	—	—	—	—	16,410	—	16,410
Stock re-purchase	—	—	—	(4,889,027)	(387,787)	—	—	—	(387,787)
Balance, December 31, 2015	132,349,534	1,323	469,326	(40,513,428)	(775,124)	2,280,801	(276,719)	1,732	1,701,339
Cash dividends ($0.36 dividend per share)	—	—	—	—	—	(32,430)	—	—	(32,430)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(8,490)	328,245	5,038	—	—	—	(3,452)
Stock based compensation	—	—	17,748	—	—	—	—	—	17,748
Non-controlling interests associated with Faiveley Transport Acquisition	—	—	—	—	—	—	—	760,599	760,599
Net income	—	—	—	—	—	304,887	—	8,517	313,404
Translation adjustment	—	—	—	—	—	—	(93,684)	—	(93,684)
Unrealized loss on foreign exchange contracts, net of $45 tax	—	—	—	—	—	—	(324)	—	(324)
Unrealized gain on interest rate swap contracts, net of $230 tax	—	—	—	—	—	—	354	—	354
Change in pension and post-retirement benefit plans, net of $2,790 tax	—	—	—	—	—	—	(9,232)	—	(9,232)
Stock issued for Faiveley Transport Acquisition	—	—	391,367	6,307,489	143,312	—	—	—	534,679
Stock re-purchase	—	—	—	(3,046,408)	(212,176)	—	—	—	(212,176)
Balance, December 31, 2016	132,349,534	1,323	869,951	(36,924,102)	(838,950)	2,553,258	(379,605)	770,848	2,976,825
Cash dividends ($0.44 dividend per share)	—	—	—	—	—	(42,218)	—	—	(42,218)
Proceeds from treasury stock issued from the exercise of stock options and other benefit plans, net of tax	—	—	(7,361)	608,920	4,945	—	—	—	(2,416)
Stock based compensation	—	—	16,650	—	—	—	—	—	16,650
Acquisition of Faiveley Transport noncontrolling interest	—	—	8,931	—	—	—	—	(751,213)	(742,282)
Net income	—	—	—	—	—	262,261	—	29	262,290
Translation adjustment	—	—	—	—	—	—	326,095	—	326,095
Unrealized gain on foreign exchange contracts, net of $1,763 tax	—	—	—	—	—	—	2,282	—	2,282
Unrealized gain on interest rate swap contracts, net of $1,079 tax	—	—	—	—	—	—	4,689	—	4,689
Change in pension and post-retirement benefit plans, net of $1,300 tax	—	—	—	—	—	—	1,546	—	1,546
Stock issued for Faiveley Transport Acquisition	—	—	18,445	—	6,626	—	—	—	25,071
Balance, December 31, 2017	132,349,534	$1,323	$906,616	(36,315,182)	$(827,379)	$2,773,301	$(44,993)	$19,664	$2,828,532

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

Wabtec is one of the world’s largest providers of value-added, technology-based equipment, systems and services for the global passenger transit and freight rail industries. Our highly engineered products, which are intended to enhance safety, improve productivity and reduce maintenance costs for customers, can be found on most locomotives, freight cars, passenger transit cars and buses around the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries and our products can be found in more than 100 countries throughout the world. In 2017, about 66% of the Company’s revenues came from customers outside the U.S.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of the Company and all subsidiaries that it controls. For consolidated subsidiaries in which the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as noncontrolling interests. These statements have been prepared in accordance with U.S. generally accepted accounting principles. Sales between subsidiaries are billed at prices consistent with sales to third parties and are eliminated in consolidation.

Cash Equivalents Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Allowance for Doubtful Accounts The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The allowance for doubtful accounts was $12.3 million and $7.3 million as of December 31, 2017 and 2016, respectively.

Inventories Inventories are stated at the lower of cost or market. Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead.

Property, Plant and Equipment Property, plant and equipment additions are stated at cost. Expenditures for renewals and improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed as incurred. The Company computes book depreciation principally on the straight-line method. Accelerated depreciation methods are utilized for income tax purposes.

Leasing Arrangements The Company conducts a portion of its operations from leased facilities and finances certain equipment purchases through lease agreements. In those cases in which the lease term approximates the useful life of the leased asset or the lease meets certain other prerequisites, the leasing arrangement is classified as a capital lease. The remaining arrangements are treated as operating leases.

Goodwill and Intangible Assets Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles (with definite lives) are amortized on a straight-line basis over their estimated economic lives. Amortizable intangible assets are reviewed for impairment when indicators of impairment are present. The Company tests goodwill and indefinite-lived intangible assets for impairment at the reporting unit level and at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed, and also tests for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Periodically, Management of the Company assesses whether or not an indicator of impairment is present that would necessitate an impairment analysis be performed.

For 2017, the Company opted to proceed directly to the two-step quantitative impairment test for all reporting units with goodwill. In the first step of the quantitative assessment, our assets and liabilities, including existing goodwill and other intangible assets, are assigned to the identified reporting units to determine the carrying value of the reporting units. The income approach and the market approach are weighted at 50% and 50%, respectively, in arriving at fair value. The discounted cash flow model requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins and capital expenditures for the reporting units. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the years forecasted by the reporting units), as well as projections of future operating margins. The market approach requires several assumptions including EBITDA

(earnings before interest, taxes, depreciation and amortization) multiples for comparable companies that operate in the same markets as the Company’s reporting units. The estimated fair value of all reporting units was substantially in excess of its respective carrying value, which resulted in a conclusion that no impairment existed.

Additionally, the Company proceeded directly to the quantitative impairment test for some trade names with indefinite lives. The fair value of all trade names subject to the quantitative impairment test exceeded its respective carrying value, resulting in a conclusion that no impairment existed. For trade names not subject to the quantitative testing, the Company opted to perform a qualitative trade name impairment assessment and determined from the qualitative assessment that it was not more likely than not that the estimated fair values of the trade names were less than their carrying values; therefore, no further analysis was required. In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a trade name is less than its carrying amount, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the trade name. The identification of relevant events and circumstances and how these may impact a trade name’s fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events, share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

Warranty Costs Warranty costs are accrued based on Management’s estimates of repair or upgrade costs per unit and historical experience. Warranty expense was $50.4 million, $28.9 million and $35.4 million for 2017, 2016 and 2015, respectively. Accrued warranty was $153.1 million and $139.0 million at December 31, 2017 and 2016, respectively.

Income Taxes Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws. The provision for income taxes includes federal, state and foreign income taxes.

Stock-Based Compensation The Company recognizes compensation expense for stock-based compensation based on the grant date fair value amortized ratably over the requisite service period following the date of grant.

Financial Derivatives and Hedging Activities The Company has entered into foreign currency forward contracts to reduce the impact of changes in currency exchange rates. Foreign currency forward contracts are agreements with a counterparty to exchange two distinct currencies at a set exchange rate for delivery on a set date at some point in the future. There is no exchange of funds until the delivery date. At the delivery date, the Company can either take delivery of the currency or settle on a net basis. For further information regarding the foreign currency forward contracts, see Footnote 17.

To reduce the impact of interest rate changes on a portion of its variable-rate debt, the Company has entered into an interest rate swap agreement with a notional value of $150 million. As of December 31, 2017, the Company has recorded a current liability of $1.2 million and a corresponding offset in accumulated other comprehensive loss of $0.7 million, net of tax, related to these agreements. For further information regarding the interest rate swap agreement, see Footnote 17.

Foreign Currency Translation Assets and liabilities of foreign subsidiaries, except for the Company’s Mexican operations whose functional currency is the U.S. Dollar, are translated at the rate of exchange in effect on the balance sheet date while income and expenses are translated at the average rates of exchange prevailing during the period. Foreign currency gains and losses resulting from transactions, and the translation of financial statements are recorded in the Company’s consolidated financial statements based upon the provisions of Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters.” The effects of currency exchange rate changes on intercompany transactions and balances of a long-term investment nature are accumulated and carried as a component of accumulated other comprehensive loss. The effects of currency exchange rate changes on intercompany transactions that are denominated in a currency other than an entity’s functional currency are charged or credited to earnings. Foreign exchange transaction losses recognized in other (expense) income, net were $6.6 million, $4.0 million and $4.7 million for 2017, 2016 and 2015, respectively.

Noncontrolling Interests In accordance with ASC 810, the Company has classified noncontrolling interests as equity on our condensed consolidated balance sheets as of December 31, 2017 and 2016. Net income attributable to noncontrolling interests was $8.5 million for the year ended December 31, 2016. Net income attributable to noncontrolling interest was not material for the years ended December 31, 2017 and 2015. Other comprehensive income attributable to noncontrolling interests for the years ended December 31, 2017, 2016 and 2015 was not material.

Revenue Recognition Revenue is recognized in accordance with ASC 605 “Revenue Recognition,” The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for quantity rebates and sales returns and allowances as an offset to revenue in the same period the related revenue is recognized, based upon its experience. These items are included as a reduction in deriving net sales.

In general, the Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined. Provisions are made currently for estimated losses on uncompleted contracts. Unbilled accounts receivables were $366.2 million and $274.9 million, customer deposits were $369.7 million and $256.6 million, and provisions for loss contracts were $94.0 million and $60.5 million at December 31, 2017 and 2016, respectively.

Certain pre-production costs relating to long-term production and supply contracts have been deferred and will be recognized over the life of the contracts. Deferred pre-production costs were $20.2 million and $29.4 million at December 31, 2017 and 2016, respectively.

Significant Customers and Concentrations of Credit Risk The Company’s trade receivables are from rail and transit industry original equipment manufacturers, Class I railroads, railroad carriers and commercial companies that utilize rail cars in their operations, such as utility and chemical companies. No one customer accounted for more than 10% of the Company’s consolidated net sales in 2017, 2016 or 2015.

Shipping and Handling Fees and Costs All fees billed to the customer for shipping and handling are classified as a component of net revenues. All costs associated with shipping and handling are classified as a component of cost of sales.

Research and Development Research and development costs are charged to expense as incurred. For the years ended December 31, 2017, 2016 and 2015, the Company incurred costs of approximately $95.2 million, $71.4 million, and $71.2 million, respectively.

Earnings Per Share Basic and diluted earnings per common share is computed in accordance with ASC 260 “Earnings Per Share.” Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and included in the computation of earnings per share pursuant to the two-class method included in ASC 260-10-55. (See Note 11 “Earnings Per Share” included herein)

Reclassifications Certain prior year amounts have been reclassified, where necessary, to conform to the current year presentation. Refer to Recently Adopted Accounting Pronouncements below.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates. On an ongoing basis, Management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Recently Issued Accounting Pronouncements In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-02 “Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this update address certain stranded income tax effects in accumulated other comprehensive income (“AOCI”) resulting from the Tax Cuts and Jobs Act (“TCJA”). Current guidance requires the effect of a change in tax laws or rates on deferred tax balances to be reported in income from continuing operations in the accounting period that includes the period of enactment, even if the related income tax effects were originally charged or credited directly to AOCI. The amount of the reclassification would include the effect of the change in the U.S. federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances, if any, at the date of the enactment of TCJA related to items in AOCI. The updated guidance is effective for reporting periods beginning after December 15, 2018 and is to be applied retrospectively to each period in which the effect of the TCJA related to items remaining in AOCI are recognized or at the beginning of the period of adoption. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The amendments in this update eliminate the requirement to perform Step 2 of the goodwill impairment test. Instead, an entity should perform a goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value up to the carrying amount of the goodwill. The ASU is effective for public companies in the fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The impact of adopting this guidance could result in a change in the overall conclusion as to whether or not a reporting units’ goodwill is impaired and the amount of an impairment charge recognized in the event a reporting units’ carrying value exceeds its fair value. All of the Company’s reporting units had fair values that were greater than the carrying value as of the Company’s last quantitative goodwill impairment test, which was performed as of October 1, 2017.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 814)” which requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. For leases with terms less than 12 months, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right of use asset and lease liability. The ASU is effective for public companies in the fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-9, “Revenue from Contract with Customers.” The ASU will supersede most of the existing revenue recognition requirements in U.S. GAAP and will require entities to recognize revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The new standard also requires significantly expanded disclosures regarding the qualitative and quantitative information of an entity’s nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Board voted to propose that the standard would take effect for reporting periods beginning after December 15, 2017 and that early adoption would be allowed as of the original effective date. The impact to results is not anticipated to be material because the analysis of the Company’s current long-term contracts under the new revenue recognition standard supports the recognition of revenue over time under the cost-to-cost method for substantially all of our long-term contracts, which is consistent with our current revenue recognition model. The Company plans to adopt this accounting standard update using the modified retrospective method, with the cumulative effect of initially applying this update recognized in the first reporting period of 2018. The Company has evaluated new disclosure requirements and is implementing appropriate changes to its business processes and controls to support disclosure under the new guidance.

Recently Adopted Accounting Pronouncements In March 2017, the FASB issued ASU No. 2017-07 “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendments in this update require the service cost component of net benefit costs to be reported in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit costs are required to be presented in the income statement separately from the service cost component and outside income from operations. This update also allows the service cost component to be eligible for capitalization when applicable. In accordance with this update, the Company began recognizing the interest expense component of net periodic benefit cost in interest expense in the income statement and the expected return on plan assets, net amortization/deferrals, and curtailments in other income (expense), net in the income statement. This update has been adopted by the Company and applied retrospectively for presentation of the service cost component and other components of net benefit costs in accordance with the ASU. The impact of adoption resulted in increases of $0.6 million, $9.2 million and $9.8 million to selling, general, and administrative expense, interest expense, net and other income, net, respectively, in the income statement for the year ended December 31, 2017. The impact of adoption resulted in increases of $1.8 million, $7.7 million and $9.5 million to selling, general, and administrative expense, interest expense, net and other income, net, respectively, in the income statement for the year ended December 31, 2016. The impact of adoption resulted in a decrease of $1.3 million, an increase of $10.4 million and an increase of $9.1 million to selling, general, and administrative expense, interest expense, net and other income, net, respectively, in the income statement for the year ended December 31, 2015. Also, the capitalization of the service cost component of net benefit cost will be adopted prospectively in accordance with the ASU.

In November 2016, the FASB issued ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”. The amendments in this update require a statement of cash flows to explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The requirements of this update have been adopted by the Company and applied retrospectively. As a result restricted cash related to the acquisition of Faiveley Transport is included in the change in cash for the years ended December 31, 2017, 2016 and 2015.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The ASU simplifies several aspects for the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The ASU became effective for public companies during interim and annual reporting periods beginning after December 15, 2016. In accordance with this update, the Company began recognizing all excess tax deficiencies and tax benefits from share-based payment awards as a benefit or expense to income tax in the income statement. This update has been adopted prospectively in accordance with the ASU and the impact of adoption on the income statement was not material. Additionally, in accordance with this update, the Company began classifying excess income tax benefits from exercise of stock options as an operating activity on the consolidated statement of cash flows. The Company elected to adopt this amendment retrospectively and the impact of the adoption on operating and financing cash flows was not material.

3. ACQUISITIONS

Faiveley Transport

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport S.A. (“Faiveley Transport”) under the terms of a Share Purchase Agreement (“Share Purchase Agreement”). Faiveley Transport is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.

•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and are considered Level 3. The December 31, 2016 consolidated balance sheet includes the assets and liabilities of Faiveley Transport, which have been measured at fair value. The fair value of the noncontrolling interest was preliminarily determined using the market price of Faiveley Transport’s publicly traded common stock multiplied by the number of publicly traded common shares outstanding at the acquisition date and is considered Level 1. The acquisition of the noncontrolling interest during the three months ended March 31, 2017 resulted in a $8.9 million increase to additional paid-in capital on the consolidated balance sheet which represents the difference in consideration paid to acquire the noncontrolling interest and the carrying value of noncontrolling interest at acquisition.

The following table summarizes the final fair values of the Faiveley Transport assets acquired and liabilities assumed.

In thousands
Assets acquired
Cash and cash equivalents	$178,318
Accounts receivable	439,631
Inventories	205,649
Other current assets	70,930
Property, plant, and equipment	148,746
Goodwill	1,262,350
Trade names	346,328
Customer Relationships	233,529
Patents	1,201
Other noncurrent assets	184,564
Total assets acquired	3,071,246
Liabilities assumed
Current liabilities	819,493
Debt	409,899
Other noncurrent liabilities	335,039
Total liabilities assumed	1,564,431
Net assets acquired	$1,506,815

During the twelve months ended December 31, 2017, the estimated fair values for customer relationships and current liabilities were adjusted by $21.8 million and $65.3 million, respectively, for changes to initial estimates based on information that existed at the date of acquisition. Additionally, the estimated fair values for accounts receivable and current liabilities were adjusted by $2.8 million and $36.2 million, respectively, to correct errors in the preliminary estimated fair values of the Faiveley Transport assets acquired and liabilities assumed. Other noncurrent assets were adjusted by $30.0 million to record the deferred tax impact of these adjustments. As a result of these adjustments and other immaterial adjustments related to changes to initial estimates based on information that existed at the date of acquisition, goodwill increased by $74.1 million. Accounts receivable and current liabilities were adjusted by $64.3 million to correct an error in the preliminary estimated fair values of Faiveley Transport assets and liabilities assumed related to a factoring arrangement with recourse.

Substantially all of the accounts receivable acquired are expected to be collectible. Included in current liabilities is $25.9 million of accrued compensation for acquired share-based stock plans that are obligated to be settled in cash. Contingent liabilities assumed as part of the transaction were not material. These contingent liabilities are related to environmental, legal and tax matters. Contingent liabilities are recorded at fair value in purchase accounting, aside from those pertaining to uncertainty in income taxes which are an exception to the fair value basis of accounting.

Goodwill was calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits, including synergies and assembled workforce, that we expect to achieve as a result of the acquisition. Purchased goodwill is not deductible for tax purposes. The goodwill allocated to the Freight segment is $72.0 million and the goodwill allocated to the Transit segment is $1,190.4 million.

Other Acquisitions

The Company made the following acquisitions operating as a business unit or component of a business unit in the Freight Segment:

•	On December 4, 2017, the Company acquired Melett Limited (“Melett”), a leader in the design, manufacture, and supply of high-quality turbochargers and replacement parts to the turbocharger aftermarket, for a purchase price of approximately $74.0 million, net of cash acquired, resulting in preliminary goodwill of $22.5 million, none of which will be deductible for tax purposes.
•	On April 5, 2017, the Company acquired Thermal Transfer Corporation (“TTC”), a leading provider of heat transfer solutions for industrial applications, for a purchase price of approximately $32.5 million, net of cash acquired, resulting in preliminary goodwill of $16.3 million, all of which will be deductible for tax purposes.
•	On March 13, 2017, the Company acquired Aero Transportation Products (“ATP”), a manufacturer of engineered covering systems for hopper freight cars, for a purchase price of approximately $65.3 million, net of cash acquired, resulting in preliminary goodwill of $29.0 million, all of which will be deductible for tax purposes.
•	On December 14, 2016, the Company acquired Workhorse Rail LLC (“Workhorse”), a supplier of engineered freight car components, mainly for the aftermarket for a purchase price of approximately $43.8 million, net of cash acquired, resulting in goodwill of $22.3 million, 38% of which will be deductible for tax purposes.
•	On November 17, 2016, the Company acquired the assets of Precision Turbo & Engine (“Precision Turbo”), a designer and manufacturer of high-performance, aftermarket turbochargers, wastegates, and heat exchangers for the automotive performance market for a purchase price of approximately $13.9 million, net of cash acquired, resulting in goodwill of $4.2 million, all of which will be deductible for tax purposes.
•	On May 5, 2016, the Company acquired the assets of Unitrac Railroad Materials (“Unitrac”), a leading designer and manufacturer of railroad products and track work services for a purchase price of approximately $14.8 million, net of cash acquired, resulting in goodwill of $2.4 million, all of which will be deductible for tax purposes.

For the Melett, TTC, and ATP acquisitions, the following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the acquisitions. For the Workhorse, Precision Turbo, and Unitrac acquisitions, the following table summarizes the final fair value of assets acquired and liabilities assumed at the date of acquisition.

	Melett	TTC	ATP	Workhorse	Precision Turbo	Unitrac
In thousands	December 4, 2017	April 5, 2017	March 13, 2017	December 14, 2016	November 17, 2016	May 5, 2016
Current assets	$21,068	$3,746	$11,666	$9,137	$4,145	$11,476
Property, plant & equipment	5,917	5,909	5,354	—	1,317	1,768
Goodwill	22,501	16,309	29,034	22,273	4,248	2,442
Other intangible assets	39,259	12,300	25,000	21,500	5,200	1,230
Total assets acquired	88,745	38,264	71,054	52,910	14,910	16,916
Total liabilities assumed	(14,789)	(5,753)	(5,800)	(9,083)	(1,057)	(2,145)
Net assets acquired	$73,956	$32,511	$65,254	$43,827	$13,853	$14,771

The Company made the following acquisitions operating as a business unit or component of a business unit in the Transit Segment:

•	On October 2, 2017, the Company acquired AM General Contractor (“AM General”), a manufacturer of safety systems, mainly for transit rail cars for a purchase price of approximately $10.4 million, net of cash acquired, resulting in preliminary goodwill of $12.9 million, none of which will be deductible for tax purposes.
•	On August 1, 2016, the Company acquired Gerken Group S.A. (“Gerken”), a manufacturer of specialty carbon and graphite products for rail and other industrial applications, for a purchase price of approximately $62.8 million, net of cash acquired, resulting in goodwill of $17.5 million, none of which will be deductible for tax purposes.

For the AM General acquisition, the following table summarizes the preliminary estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. For the Gerken acquisition, the following table summarizes the final fair value of the assets acquired and liabilities assumed at the date of the acquisition.

	AM General	Gerken
In thousands	October 2, 2017	August 1, 2016
Current assets	$6,611	$32,706
Property, plant & equipment	4,140	7,667
Goodwill	12,943	17,470
Other intangible assets	12,097	30,560
Other assets	—	1,706
Total assets acquired	35,791	90,109
Total liabilities assumed	(25,375)	(27,262)
Net assets acquired	$10,416	$62,847

The acquisitions listed above include escrow deposits of $44.4 million, which may be released to the Company for indemnity and other claims in accordance with the purchase and escrow agreements.

The total goodwill and other intangible assets for acquisitions listed in the tables above was $2,117.8 million, of which $1,389.6 million and $728.2 million was related to goodwill and other intangible assets, respectively. Of the allocation of $728.2 million of acquired intangible assets, $380.9 million was assigned to trade names, $336.9 million was assigned to customer relationships, and $5.0 million was assigned to intellectual property. The trade names are considered to have an indefinite useful life while the intellectual property and customer relationships’ useful life is 20 years.

The Company also made smaller acquisitions not listed above which are individually and collectively immaterial.

The following unaudited pro forma financial information presents income statement results as if the acquisitions listed above had occurred January 1, 2016:

	For the year ended December 31,
In thousands	2017	2016
Net sales	$3,946,244	$4,212,617
Gross profit	1,095,101	1,275,835
Net income attributable to Wabtec shareholders	271,783	349,852
Diluted earnings per share
As Reported	$2.72	$3.34
Pro forma	$2.82	$3.83

The historical consolidated financial information of the Company and the acquisitions detailed above have been adjusted in the pro forma information to give effect to pro forma events that are (1) directly attributable to the transactions, (2) factually supportable and (3) expected to have a continuing impact on the combined results. Pro forma data may not be indicative of the results that would have been obtained had these acquisitions occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

4. SUPPLEMENTAL CASH FLOW DISCLOSURES

	Year Ended December 31,
In thousands	2017	2016	2015
Interest paid during the year	$75,317	$30,211	$19,372
Income taxes paid during the year, net of amount refunded	$89,379	$121,563	$147,958
Business acquisitions:
Fair value of assets acquired	452,209	3,118,420	156,020
Liabilities assumed	207,788	1,453,382	20,789
Non-controlling interest (acquired) assumed	(761,786)	760,343	—
Stock and cash paid	1,006,207	904,695	135,231
Less: Cash acquired	35,408	186,903	5,681
Stock used for acquisition	25,500	534,679	—
Net cash paid	$945,299	$183,113	$129,550

5. INVENTORIES

The components of inventory, net of reserves, were:

	December 31,
In thousands	2017	2016
Raw materials	$378,481	$331,465
Work-in-progress	167,390	145,462
Finished goods	196,763	181,583
Total inventories	$742,634	$658,510

6. PROPERTY, PLANT & EQUIPMENT

The major classes of depreciable assets are as follows:

	December 31,
In thousands	2017	2016
Machinery and equipment	$728,257	$645,354
Buildings and improvements	259,561	225,307
Land and improvements	38,228	41,569
Property, plant and equipment	1,026,046	912,230
Less: accumulated depreciation	(452,074)	(393,854)
Total	$573,972	$518,376

The estimated useful lives of property, plant and equipment are as follows:

Years
Land improvements	10 to 20
Building and improvements	20 to 40
Machinery and equipment	3 to 15

Depreciation expense was $66.7 million, $47.1 million, and $43.1 million for 2017, 2016 and 2015, respectively.

7. INTANGIBLES

Goodwill and other intangible assets with indefinite lives are not amortized. Other intangibles with definite lives are amortized on a straight-line basis over their estimated economic lives. Goodwill and indefinite lived intangible assets are reviewed annually during the fourth quarter for impairment (See Note 2 “Summary of Significant Accounting Policies” included herein). Goodwill and indefinite live intangible assets were not impaired at December 31, 2017 and 2016.

The change in the carrying amount of goodwill by segment for the year ended December 31, 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Total
Balance at December 31, 2016	$550,902	$1,527,863	$2,078,765
Additions	152,096	34,391	186,487
Foreign currency impact	15,960	178,891	194,851
Balance at December 31, 2017	$718,958	$1,741,145	$2,460,103

As of December 31, 2017 and 2016, the Company’s trade names had a net carrying amount of $603.4 million and $510.5 million, respectively, and the Company believes these intangibles have indefinite lives. Intangible assets of the Company, other than goodwill and trade names, consist of the following:

	December 31,
In thousands	2017	2016
Patents, non-compete and other intangibles, net of accumulated amortization of $43,021 and $40,638	$17,554	$15,360
Customer relationships, net of accumulated amortization of $126,824 and $87,334	583,459	528,068
Total	$601,013	$543,428

The remaining weighted average useful lives of patents, customer relationships and intellectual property were 10 years, 17 years and 15 years respectively. Amortization expense for intangible assets was $36.5 million, $22.7 million, and $21.7 million for the years ended December 31, 2017, 2016, and 2015, respectively.

Estimated amortization expense for the five succeeding years is as follows (in thousands):

2018	$38,059
2019	36,076
2020	34,050
2021	33,777
2022	33,489

8. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
In thousands	2017	2016
3.45% Senior Notes due 2026, net of unamortized debt issuance costs of $2,345 and $2,526	$747,655	$747,474
4.375% Senior Notes due 2023, net of unamortized discount and debt issuance costs of $1,433 and $1,690	248,567	248,310
Revolving Credit Facility and Term Loan, net of unamortized debt issuance costs of $2,451 and $3,850	853,124	796,150
Schuldschein Loan	11,998	98,671
Other Borrowings	6,860	1,153
Capital Leases	2,324	1,018
Total	1,870,528	1,892,776
Less - current portion	47,225	129,809
Long-term portion	$1,823,303	$1,762,967

Wabtec’s acquisition of the controlling stake of Faiveley Transport triggered the early repayment of a syndicated loan and the mandatory offer to investors to repay the US and Schuldschein private placements. Both the syndicated loan and US private placements were repaid in full in December 2016.

3.45% Senior Notes Due November 2026

In October 2016, the Company issued $750.0 million of Senior Notes due in 2026 (the “2016 Notes”). The 2016 Notes were issued at 99.965% of face value. Interest on the 2016 Notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The proceeds were used to finance the cash portion of the Faiveley Transport acquisition, refinance Faiveley Transport’s indebtedness, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.7 million of deferred financing costs related to the issuance of the 2016 Notes.

The 2016 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2016 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2016 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

4.375% Senior Notes Due August 2023

In August 2013, the Company issued $250.0 million of Senior Notes due in 2023 (the “2013 Notes”). The 2013 Notes were issued at 99.879% of face value. Interest on the 2013 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The proceeds were used to repay debt outstanding under the Company’s existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.6 million of deferred financing costs related to the issuance of the 2013 Notes.

The 2013 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2013 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2013 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2018 Refinancing Credit Agreement

On June 8, 2018, the Company entered into a credit agreement (the “2018 Refinancing Credit Agreement”), which replaced the Company’s then-existing “2016 Refinancing Credit Agreement.” As part of the 2018 Refinancing Credit Agreement, the Company entered into (i) a $1.2 billion revolving credit facility (the “Revolving Credit Facility”), which replaced the Company’s revolving credit facility under the 2016 Refinancing Credit Agreement, and includes a letter of credit sub-facility of up to $450.0 million and a swing line sub-facility of $75.0 million, (ii) a $350.0 million term loan (the “Refinancing Term Loan”), which refinanced the term loan under the 2016 Refinancing Credit Agreement, and (iii) a new $400.0 million delayed draw term loan (the “Delayed Draw Term Loan”). The 2018 Refinancing Credit Agreement also provides for a bridge loan facility (the “Bridge Loan Facility”) in an amount not to exceed $2.5 billion, such facility to become effective at the Company’s request. Commitments in respect of the Bridge Loan Facility will be reduced by any alternative financing (including any other loans or any long-term notes) that the Company arranges prior to the Direct Sale, subject to customary exceptions. In addition, the 2018 Refinancing Credit Agreement contains an uncommitted accordion feature allowing the Company to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment.

The Revolving Credit Facility matures on June 8, 2023 and is unsecured. The Refinancing Term Loan matures on June 8, 2021 and is unsecured. The Delayed Draw Term Loan matures on the third anniversary of the date on which it is borrowed and is unsecured. The Bridge Loan Facility, if used, will mature on the date set forth in the definitive documentation for the Bridge Loan Facility and is unsecured. The applicable interest rate for borrowings under the 2018 Refinancing Credit Agreement includes interest rate spreads based on the lower of the pricing corresponding to (i) the Company’s ratio of total debt (less unrestricted cash up to $300.0 million) to EBITDA (“Leverage Ratio”) or (ii) the Company’s public rating, in each case that range between 1.000% and 1.875% for LIBOR/CDOR-based borrowings and 0.000% and 0.875% for Alternate Base Rate based borrowings. The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries.

The 2018 Refinancing Credit Agreement contains customary representations and warranties by the Company and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. The Company and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on the Company and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, the Company is required to maintain (i) an Interest Coverage ratio at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event the Company completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. The Company is in compliance with the restrictions and covenants of the 2018 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing its operating activities.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended its existing revolving credit facility with a consortium of commercial banks. This “2016 Refinancing Credit Agreement” provides the Company with a $1.2 billion, 5 year revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing cost related to the 2016 Refinancing Credit Agreement.

The facility expires on June 22, 2021. The 2016 Refinancing Credit Agreement borrowings bear variable interest rates indexed as described below. At December 31, 2017, the Company had available bank borrowing capacity, net of $35.4 million of letters of credit, of approximately $679.0 million, subject to certain financial covenant restrictions.

The Term Loan was drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw on November 25, 2016.

Under the 2016 Refinancing Credit Agreement, the Company may elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.50% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin is 0 basis points and the Alternate Rate margin is 175 basis points.

At December 31, 2017, the weighted average interest rate on the Company’s variable rate debt was 2.92%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date was November 7, 2016. The impact of the interest rate swap agreement converted a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value was fixed at 1.415% plus the Alternate Rate margin. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for these agreements, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2016 Refinancing Credit Agreement limits the Company’s ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to EBITDA ratio of 3.25. The Company is in compliance with the restrictions and covenants of the 2016 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing our operating activities.

Schuldschein Loan, Due 2016

In conjunction with the acquisition of Faiveley Transport, Wabtec acquired $137.2 million of a Schuldshein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, the Company repaid $125.3 million of the outstanding Schuldschein loan. The remaining balance of $12.0 million as of December 31, 2017 matures on March 5, 2024 and bears a fixed rate of 4.00%.

Debt and Capital Leases

Scheduled principal repayments of debt and capital lease balances as of December 31, 2017 are as follows:

2018	$47,225
2019	330,901
2020	559
2021	483,379
2022	208
Future years	1,008,256
Total	$1,870,528

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans that cover certain U.S., Canadian, German, and United Kingdom employees and which provide benefits of stated amounts for each year of service of the employee. The Company uses a December 31 measurement date for the plans.

The following tables provide information regarding the Company’s defined benefit pension plans summarized by U.S. and international components.

Obligations and Funded Status

	U.S.		International
In thousands	2017	2016	2017	2016
Change in projected benefit obligation
Obligation at beginning of year	$(45,512)	$(46,120)	$(319,551)	$(195,311)
Opening balance sheet adjustment	—	—	(5,321)	—
Service cost	(344)	(337)	(2,740)	(1,379)
Interest cost	(1,422)	(1,475)	(7,310)	(5,774)
Employee contributions	—	—	(880)	(195)
Plan curtailments and amendments	—	—	4,153	2,061
Benefits paid	3,079	3,893	12,906	9,427
Acquisition	—	—	—	(114,242)
Actuarial gain (loss)	(14)	(1,473)	(3,009)	(33,330)
Effect of currency rate changes	—	—	(31,265)	19,192
Obligation at end of year	$(44,213)	$(45,512)	$(353,017)	$(319,551)
Change in plan assets
Fair value of plan assets at beginning of year	$35,802	$37,640	$241,283	$168,069
Opening balance sheet adjustment	—	—	2,058	—
Actual return on plan assets	4,223	2,055	19,102	20,066
Employer contributions	486	—	13,479	6,933
Employee contributions	—	—	880	195
Benefits paid	(3,079)	(3,893)	(12,905)	(9,427)
Acquisition	—	—	—	70,519
Settlements			(4,523)
Effect of currency rate changes	—	—	22,228	(15,072)
Fair value of plan assets at end of year	$37,432	$35,802	$281,602	$241,283
Funded status
Fair value of plan assets	$37,432	$35,802	$281,602	$241,283
Benefit obligations	(44,213)	(45,512)	(353,017)	(319,551)
Funded status	$(6,781)	$(9,710)	$(71,415)	$(78,268)

	U.S.		International
In thousands	2017	2016	2017	2016
Amounts recognized in the statement of financial position consist of:
Noncurrent assets	$—	$—	$10,577	$7,130
Current liabilities	—	—	(2,158)	(2,042)
Noncurrent liabilities	(6,781)	(9,710)	(79,834)	(83,356)
Net amount recognized	$(6,781)	$(9,710)	$(71,415)	$(78,268)
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service cost	(6)	(8)	(32)	(56)
Net actuarial loss	(20,418)	(23,884)	(54,043)	(56,411)
Net amount recognized	$(20,424)	$(23,892)	$(54,075)	$(56,467)

The aggregate accumulated benefit obligation for the U.S. pension plans was $43.3 million and $44.5 million as of December 31, 2017 and 2016, respectively. The aggregate accumulated benefit obligation for the international pension plans was $344.3 million and $312.2 million as of December 31, 2017 and 2016, respectively.

	U.S.		International
In thousands	2017	2016	2017	2016
Information for pension plans with accumulated benefit obligations in excess of Plan assets:
Projected benefit obligation	$(44,213)	$(45,512)	$(282,077)	$(255,682)
Accumulated benefit obligation	(43,340)	(44,530)	(274,557)	(249,729)
Fair value of plan assets	37,432	35,802	200,218	170,367
Information for pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligation	$(44,213)	$(45,512)	$(283,106)	$(256,530)
Fair value of plan assets	37,432	35,802	201,115	171,133

Components of Net Periodic Benefit Costs

	U.S.			International
In thousands	2017	2016	2015	2017	2016	2015
Service cost	$344	$337	$381	$2,740	$1,379	$2,015
Interest cost	1,422	1,475	1,914	7,310	5,774	7,091
Expected return on plan assets	(1,731)	(2,076)	(2,168)	(12,412)	(9,971)	(9,591)
Amortization of initial net obligation and prior service cost	3	3	3	27	61	212
Amortization of net loss	989	914	1,062	2,846	1,818	2,379
Settlement and curtailment losses recognized	—	—	—	768	218	—
Net periodic benefit cost	$1,027	$653	$1,192	$1,279	$(721)	$2,106

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2017 are as follows:

In thousands	U.S.	International
Net gain (loss) arising during the year	$2,477	$3,683
Effect of exchange rates	—	(4,945)
Amortization, settlement, or curtailment recognition of net transition obligation	—	768
Amortization or curtailment recognition of prior service cost	3	27
Amortization or settlement recognition of net loss	989	2,846
Total recognized in other comprehensive gain	$3,469	$2,379
Total recognized in net periodic benefit cost and other comprehensive gain	$2,442	$1,100

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed.

	U.S.			International
	2017	2016	2015	2017	2016	2015
Discount rate	3.56%	3.95%	4.21%	2.40%	2.51%	3.56%
Expected return on plan assets	4.95%	5.70%	5.70%	5.02%	6.07%	5.81%
Rate of compensation increase	3.00%	3.00%	3.00%	2.54%	2.54%	3.10%

The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds, and the rate of compensation increase is based on actual experience. The expected return on plan assets is based on historical performance as well as expected future rates of return on plan assets considering the current investment portfolio mix and the long-term investment strategy.

As of December 31, 2017, the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2018.

In thousands	U.S.	International
Prior service cost	3	22
Net actuarial loss	970	2,193
	$973	$2,215

Pension Plan Assets

The Company has established formal investment policies for the assets associated with our pension plans. Objectives include maximizing long-term return at acceptable risk levels and diversifying among asset classes. Asset allocation targets are based on periodic asset liability study results which help determine the appropriate investment strategies. The investment policies permit variances from the targets within certain parameters. The plan assets consist primarily of equity security funds, debt security funds, and temporary cash and cash equivalent investments. The assets held in these funds are generally actively managed and are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. (See Note 18 “Fair Value Measurement” included herein). Plan assets by asset category at December 31, 2017 and 2016 are as follows:

	U.S.		International
In thousands	2017	2016	2017	2016
Pension Plan Assets
Equity security funds	$18,122	$17,446	$100,453	$92,201
Debt security funds and other	18,304	17,038	178,730	145,003
Cash and cash equivalents	1,006	1,318	2,419	4,079
Fair value of plan assets	$37,432	$35,802	$281,602	$241,283

The U.S. plan has a target asset allocation of 55% equity securities and 45% debt securities. The International plan has a target asset allocation of 30% equity securities, 40% debt securities and 30% in other investments. Investment policies are determined by the respective Plan’s Pension Committee and set forth in its Investment Policy. Rebalancing of the asset allocation occurs on a quarterly basis.

The following tables summarize our pension plan assets measured at fair value on a recurring basis by fair value hierarchy level (See Note 18):

	December 31, 2017
In thousands	NAV	Level 1	Level 2	Level 3	Total
US:
Equity	$—	$18,122	$—	$—	$18,122
Debt Securities	—	4,273	14,031	—	18,304
Cash and cash equivalents	—	1,006	—	—	1,006
International:
Equity	$4,586	$38,647	$95,641	$—	$138,874
Debt Securities	—	—	111,204	—	111,204
Insurance Contracts	—	—	15,893	13,123	29,016
Cash and cash equivalents	—	2,507	—	—	2,507
Total	$4,586	$64,555	$236,769	$13,123	$319,033
	December 31, 2016
In thousands	NAV	Level 1	Level 2	Level 3	Total
US:
Equity	$—	$17,446	$—	$—	$17,446
Debt Securities	—	4,766	12,272	—	17,038
Cash and cash equivalents	—	1,318	—	—	1,318
International:
Equity	$3,589	$38,053	$78,694	$—	$120,336
Debt Securities	—	—	90,508	—	90,508
Insurance Contracts	—	—	13,037	12,996	26,033
Cash and cash equivalents	—	4,406	—	—	4,406
Total	$3,589	$65,989	$194,511	$12,996	$277,085

The following table presents a reconciliation of Level 3 assets:

In thousands	Total
Balance at December 31, 2015	$—
Net purchases, issuances, and settlements	56
Net realized and unrealized gains (losses) included in earnings	(5)
Business acquisition	12,949
Other	(4)
Balance at December 31, 2016	$12,996
Net purchases, issuances, and settlements	778
Net realized and unrealized gains (losses) included in earnings	375
Opening balance sheet adjustment	(1,308)
Other	282
Balance at December 31, 2017	$13,123

Cash Flows

The Company’s funding methods are based on governmental requirements and differ from those methods used to recognize pension expense. The Company expects to contribute $7.3 million and $0.0 million to the international and U.S. plans, respectively, during 2018.

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31,
2018	$3,250	$12,401
2019	3,301	12,403
2020	3,325	13,156
2021	3,160	13,799
2022	3,125	14,538
2023 through 2027	14,276	77,817

Postretirement Benefit Plans

In addition to providing pension benefits, the Company has provided certain unfunded postretirement health care and life insurance benefits for a portion of North American employees. The Company is not obligated to pay health care and life insurance benefits to individuals who had retired prior to 1990.

The Company uses a December 31 measurement date for all postretirement plans. The following tables provide information regarding the Company’s post retirement benefit plans summarized by U.S. and international components.

Obligations and Funded Status

	U.S.		International
In thousands	2017	2016	2017	2016
Change in projected benefit obligation
Obligation at beginning of year	$(11,876)	$(12,959)	$(3,425)	$(3,290)
Service cost	(5)	(4)	(28)	(29)
Interest cost	(350)	(389)	(98)	(99)
Plan amendments	—	6	—	—
Benefits paid	970	720	199	133
Acquisition	—	(143)	—	—
Actuarial gain (loss)	(84)	893	(131)	(42)
Effect of currency rate changes	—	—	(237)	(98)
Obligation at end of year	$(11,345)	$(11,876)	$(3,720)	$(3,425)
Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contributions	970	720	199	133
Benefits paid	(970)	(720)	(199)	(133)
Fair value of plan assets at end of year	$—	$—	$—	$—
Funded status
Fair value of plan assets	$—	$—	$—	$—
Benefit obligations	(11,345)	(11,876)	(3,720)	(3,425)
Funded status	$(11,345)	$(11,876)	$(3,720)	$(3,425)
	U.S.		International
In thousands	2017	2016	2017	2016
Amounts recognized in the statement of financial position consist of:
Current liabilities	$(1,046)	$(1,084)	$(208)	$(185)
Noncurrent liabilities	(10,299)	(10,792)	(3,512)	(3,160)
Net amount recognized	$(11,345)	$(11,876)	$(3,720)	$(3,345)
Amounts recognized in accumulated other comprehensive income (loss) consist of:
Prior service credit	19,616	21,134	9	15
Net actuarial (loss) gain	(18,882)	(20,023)	154	292
Net amount recognized	$734	$1,111	$163	$307

Components of Net Periodic Benefit Cost

	U.S.			International
In thousands	2017	2016	2015	2017	2016	2015
Service cost	$5	$4	$9	$28	$29	$38
Interest cost	350	389	1,233	98	99	128
Amortization of initial net obligation and prior service cost	(1,519)	(1,709)	(2,295)	(7)	(7)	(7)
Amortization of net loss (gain)	1,225	1,287	1,356	(23)	(29)	(30)
Net periodic benefit cost (credit)	$61	$(29)	$303	$96	$92	$129

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income during 2017 are as follows:

In thousands	U.S.	International
Net loss arising during the year	(84)	(131)
Effect of exchange rates	—	16
Amortization or curtailment recognition of prior service cost	(1,519)	(7)
Amortization or settlement recognition of net loss (gain)	1,225	(23)
Total recognized in other comprehensive income (loss)	$(378)	$(145)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(317)	$(53)

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of the projected benefit obligation for the year listed and also the net periodic benefit cost for the following year. The discount rate is based on settling the pension obligation with high grade, high yield corporate bonds.

	U.S.			International
	2017	2016	2015	2017	2016	2015
Discount rate	3.43%	3.76%	3.95%	3.21%	3.46%	3.80%

As of December 31, 2017, the following table represents the amounts included in other comprehensive loss that are expected to be recognized as components of periodic benefit costs in 2018.

In thousands	U.S.	International
Prior service credit	(1,519)	(7)
Net actuarial loss (gain)	1,216	(8)
	$(303)	$(15)

The assumed health care cost trend rate for the U.S. plans grades from an initial rate of 6.30% to an ultimate rate of 4.50% by 2027 and for international plans from 6.23% to 4.50% by 2027. A 1.0% increase in the assumed health care cost trend rate will increase the service and interest cost components of the expense recognized for the U.S. and international post-retirement plans by less than $0.1 million for 2017, and increase the accumulated post-retirement benefit obligation by less than $0.1 million and $0.3 million, respectively. A 1.0% decrease in the assumed health care cost trend rate will decrease the service and interest cost components of the expense recognized for the U.S. and international post-retirement plans by less than $0.1 million for 2017, and decrease the accumulated post-retirement benefit obligation by less than $0.1 million and $0.3 million, respectively.

Cash Flows

Benefit payments expected to be paid to plan participants are as follows:

In thousands	U.S.	International
Year ended December 31
2018	$1,046	$208
2019	1,024	220
2020	986	225
2021	950	245
2022	908	251
2023 through 2027	3,956	1,352

Defined Contribution Plans

The Company also participates in certain defined contribution plans and multiemployer pension plans. Costs recognized under these plans are summarized as follows:

	For the year ended December 31,
In thousands	2017	2016	2015
Multi-employer pension and health & welfare plans	$1,522	$2,054	$2,584
401(k) savings and other defined contribution plans	23,209	23,062	21,399
Total	$24,731	$25,116	$23,983

The 401(k) savings plan is a participant directed defined contribution plan that holds shares of the Company’s stock as one of the investment options. At December 31, 2017 and 2016, the plan held on behalf of its participants about 495,274 shares with a market value of $40.3 million, and 551,482 shares with a market value of $45.8 million, respectively.

Additionally, the Company has stock option based benefit and other plans further described in Note 12.

The Company contributes to several multi-employer defined benefit pension plans under collective bargaining agreements that cover certain of its union-represented employees. The risks of participating in such plans are different from the risks of single-employer plans. Assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If the Company ceases to have an obligation to contribute to the multi-employer plan in which it had been a contributing employer, it may be required to pay to the plan an amount based on the underfunded status of the plan and on the history of the Company’s participation in the plan prior to the cessation of its obligation to contribute. The amount that an employer that has ceased to have an obligation to contribute to a multi-employer plan is required to pay to the plan is referred to as a withdrawal liability.

The Company’s participation in multi-employer plans for the year ended December 31, 2017 is outlined in the table below. For plans that are not individually significant to the Company, the total amount of contributions is presented in the aggregate.

			Pension Protection Act Zone Status(b)		FIP/ RP Status Pending/ Implemented(c)	Contributions by the Company						Surcharge Imposed(d)	Expiration Dates of Collective Bargaining Agreements
Pension Fund	EIN/PN(a)		2016	2015		2017		2016		2015
Idaho Operating Engineers-	EIN #	91-6075538	Green	Green	No	$1,020	(1)	$1,306	(1)	$1,820	(1)	No	6/30/2018
Employers Pension Trust Fund	Plan#	001
Automobile Mechanics’ Local No 701 Union and	EIN #	36-6042061	Yellow	Red	Yes(2)	$501	(3)	$748		$764		No(4)	6/1/2018
Industry Pension Plan	Plan #	001
					Total Contributions	$1,521		$2,054		$2,584
(1)	The Company’s contribution represents more than 5% of the total contributions to the plan.
(2)	The Pension Fund’s board adopted a Funding Improvement Plan on October 21, 2015, continuing the existing plan which increased the weekly pension fund contribution rates by $75 with corresponding decreases to the weekly welfare fund contribution rates until December 31, 2017.
(3)	The number of employees covered by this fund decreased due to the closure of the Bensenville, Illinois facility, which affected the period-to-period comparability of 2016 and 2017 contributions.
(4)	Critical status triggered a 5% surcharge on employer contributions effective June 2012. Effective January 1, 2013, this surcharge increases to 10%. The surcharge ended on October 21, 2015 when the rehabilitation plan commenced.
(a)	The “EIN / PN” column provides the Employer Identification Number and the three-digit plan number assigned to a plan by the Internal Revenue Service.
(b)	The most recent Pension Protection Act Zone Status available for 2017 and 2016 is for plan years that ended in 2016 and 2015, respectively. The zone status is based on information provided to the Company and other participating employers by each plan and is certified by the plan’s actuary. A plan in the “red” zone has been determined to be in “critical status”, based on criteria established under the Internal Revenue Code (“Code”), and is generally less than 65% funded. A plan in the “yellow” zone has been determined to be in “endangered status”, based on criteria established under the Code, and is generally less than 80% funded. A plan in the “green” zone has been determined to be neither in “critical status” nor in “endangered status”, and is generally at least 80% funded.
(c)	The “FIP/RP Status Pending/Implemented” column indicates whether a Funding Improvement Plan, as required under the Code to be adopted by plans in the “yellow” zone, or a Rehabilitation Plan, as required under the Code to be adopted by plans in the “red” zone, is pending or has been implemented as of the end of the plan year that ended in 2017.
(d)	The “Surcharge Imposed” column indicates whether the Company’s contribution rate for 2017 included an amount in addition the contribution rate specified in the applicable collective bargaining agreement, as imposed by a plan in “critical status”, in accordance with the requirements of the Code.

10. INCOME TAXES

The Company is responsible for filing consolidated U.S., foreign and combined, unitary or separate state income tax returns. The Company is responsible for paying the taxes relating to such returns, including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities.

On December 23, 2017, the French government enacted the Finance Act for 2018 and it was published in the Official Bulletin on December 31, 2017. The Finance act reduced the French corporate tax rate from 28% in 2020 to 25%, enacting an additional 1.5% reduction in each year 2021 and 2022.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code that affect fiscal 2017, including, but not limited to requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years (the “Transition Tax”). The Tax Act also establishes new tax laws that will affect 2018 and later years, including, but not limited to, a reduction of the U.S. federal corporate tax rate from 35% to 21%, repeals the Domestic Manufacturing Deduction, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, new provisions designed to tax global intangible low-taxed income (“GILTI”), tax certain deductible base erosion payments called base erosion and anti-abuse tax (“BEAT”), and new interest expense limitation provisions.

In relation to the initial analysis of the impact of the all tax law changes, the Company has recorded a net tax expense of $4.3 million. This includes a provisional expense for the U.S. tax reform bill of $55.0 million, as well as a net benefit for the revaluation of deferred tax assets and liabilities of $50.7 million.

The Company has not completed its accounting for the income tax effects of the Tax Act. Where the Company has been able to make reasonable estimates of the effects for which its analysis is not yet complete, the Company has recorded provisional amounts in accordance with SEC Staff Accounting Bulletin No. 118. Where the Company has not yet been able to make reasonable estimates of the impact of certain elements, the Company has not recorded any amounts related to those elements and has continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect immediately prior to the enactment of the Tax Act.

The Company’s accounting for the following impacted areas of the Tax Act is incomplete. However, the Company was able to make reasonable estimates of certain effects and, therefore, has recorded provisional amounts as follows:

Revaluation of deferred tax assets and liabilities:   The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. In addition, the Tax Act makes certain changes to the depreciation rules and implements new limits on the deductibility of certain executive compensation. The Company has evaluated these changes and has recorded a provisional benefit to net deferred taxes of $24.6 million. The Company is still completing its calculation of the impact of these changes on its deferred tax balances.

Transition Tax on unrepatriated foreign earnings:   The Transition Tax on unrepatriated foreign earnings is a tax on previously untaxed accumulated and current earnings and profits (“E&P”) of the Company’s foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, among other factors, the amount of post-1986 E&P of its foreign subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The Company was able to make a reasonable estimate of the Transition Tax and has recorded a provisional Transition Tax expense of $51.8 million. The Company is continuing to gather additional information to more precisely compute the amount of the Transition Tax to complete its calculation of E&P as well as the final determination of non-U.S. income taxes paid.

The Company’s accounting for the following elements of the Tax Act is incomplete, and it has not yet been able to make reasonable estimates of the effects of these items. Therefore, no provisional amounts were recorded.

Global intangible low taxed income (“GILTI”):   The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by foreign subsidiaries must be included currently in the gross income of the U.S. shareholder. Due to the complexity of the new GILTI tax rules, the Company is continuing to evaluate this provision of the Tax Act and the application of ASC 740. Under U.S. GAAP, the Company is permitted to make an accounting policy election to either treat taxes due on future inclusions in U.S. taxable income related to GILTI as a current-period expense when incurred or to factor such amounts into the Company’s measurement of its deferred taxes. The Company has not yet completed its analysis of the GILTI tax rules and is not yet able to reasonably estimate the effect of this provision of the Tax Act or make an accounting policy election for the ASC 740 treatment of the GILTI tax. Therefore, the Company has not recorded any amounts related to potential GILTI tax in its financial statements and has not yet made a policy decision regarding whether to record deferred taxes on GILTI.

Indefinite reinvestment assertion: Beginning in 2018, the Tax Act provides a 100% deduction for dividends received from 10-percent owned foreign corporations by U.S. corporate shareholders, subject to a one-year holding period. Although dividend income is now exempt from U.S. federal tax in the hands of the U.S. corporate shareholders, companies must still apply the guidance of ASC 740 to account for the tax consequences of outside basis differences and other tax impacts of their investments in non-U.S. subsidiaries. While the Company has accrued the Transition Tax on the deemed repatriated earnings that were previously indefinitely reinvested, the Company was unable to determine a reasonable estimate of the remaining tax liability, if any, under the Tax Act for its remaining outside basis differences or evaluate how the Tax Act will affect the Company’s existing accounting position to indefinitely reinvest unremitted foreign earnings. Therefore, the

Company has not included a provisional amount for this item in its financial statements for fiscal 2017. The Company will record amounts as needed for this item beginning in the first reporting period during the measurement period in which the Company obtains necessary information and is able to analyze and prepare a reasonable estimate.

The components of the income from operations before provision for income taxes for the Company’s domestic and foreign operations for the years ended December 31 are provided below:

	For the year ended December 31,
In thousands	2017	2016	2015
Domestic	$140,325	$276,218	$461,394
Foreign	211,738	136,619	123,974
Income from operations before income taxes	$352,063	$412,837	$585,368

The consolidated provision for income taxes included in the Statement of Income consisted of the following:

	For the year ended December 31,
In thousands	2017	2016	2015
Current taxes
Federal	$86,157	$72,317	$141,245
State	3,644	9,953	16,072
Foreign	67,395	27,391	24,442
	157,196	109,661	181,759
Deferred taxes
Federal	(22,863)	11,013	9,606
State	(1,024)	1,953	770
Foreign	(43,536)	(23,194)	(5,395)
	(67,423)	(10,228)	4,981
Total provision	$89,773	$99,433	$186,740

A reconciliation of the United States federal statutory income tax rate to the effective income tax rate on operations for the years ended December 31 is provided below:

	For the year ended December 31,
In thousands	2017	2016	2015
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes	0.4%	2.1%	2.0%
Tax reserves	—%	(0.2)%	(0.4)%
Foreign	(8.3)%	(4.3)%	(2.1)%
Research and development credit	(0.8)%	(1.0)%	(0.4)%
Manufacturing deduction	(1.1)%	(1.8)%	(2.3)%
France tax rate change	(6.5)%	(6.5)%	—%
U.S. tax rate change	(7.9)%	—%	—%
U.S. tax reform provision	15.6%	—%	—%
Transaction costs related to acquisitions	—%	1.5%	—%
Other, net	(0.9)%	(0.7)%	0.1%
Effective rate	25.5%	24.1%	31.9%

The 6.5% decrease in the effective tax rate due to the France tax rate change was the result of adopted tax legislation that reduces the corporate income tax rate in France from 28.0% to 25.0% over the period 2021 to 2022. The 7.9% decrease in the effective tax rate due to the U.S. tax rate change was the result of adopted tax legislation that reduces the corporate income tax rate in the U.S. from 35.0% to 21.0% effective January 1, 2018. The 15.6% increase in the effective tax rate due to the U.S. tax reform previously discussed. Deferred income taxes result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes. These deferred income taxes will be recognized as future tax benefits or costs when the temporary differences reverse.

Components of deferred tax assets and liabilities were as follows:

	December 31,
In thousands	2017	2016
Deferred income tax assets:
Accrued expenses and reserves	$10,961	$26,117
Warranty reserve	20,211	24,131
Deferred compensation/employee benefits	18,353	25,755
Pension and postretirement obligations	21,637	25,595
Inventory	19,620	22,579
Net operating loss carry forwards	65,671	59,416
Tax credit carry forwards	1,921	621
Other	13,053	2,317
Gross deferred income tax assets	171,427	186,531
Valuation allowance	25,683	21,418
Total deferred income tax assets	145,744	165,113
Deferred income tax liabilities:
Property, plant & equipment	37,015	47,321
Intangibles	288,141	359,312
Total deferred income tax liabilities	325,156	406,633
Net deferred income tax liability	$(179,412)	$(241,520)

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the valuation allowance for certain foreign carryforwards was $25.7 million primarily in Brazil, China, United Kingdom, and South Africa.

Net operating loss carry-forwards in the amount of $65.7 million expire in various periods from December 31, 2018 to December 31, 2037.

As of December 31, 2017, the liability for income taxes associated with unrecognized tax benefits was $6.9 million, of which $4.4 million, if recognized, would favorably affect the Company’s effective income tax rate. As of December 31, 2016, the liability for income taxes associated with unrecognized tax benefits was $8.4 million, of which $4.2 million, if recognized, would favorably affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of the liability for income taxes associated with unrecognized tax benefits follows:

In thousands	2017	2016	2015
Gross liability for unrecognized tax benefits at beginning of year	$8,423	$10,557	$12,596
Gross increases - unrecognized tax benefits in prior periods	2,466	6	—
Gross increases - current period unrecognized tax benefits	—	—	1,682
Gross decreases - unrecognized tax benefits in prior periods	—	—	—
Gross decreases - audit settlement during year	(3,979)	—	(3,027)
Gross decreases - expiration of audit statute of limitations	—	(2,140)	(694)
Gross liability for unrecognized tax benefits at end of year	$6,910	$8,423	$10,557

The Company includes interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2017, the total interest and penalties accrued was approximately $0.7 million and $0.1 million, respectively. As of December 31, 2016, the total interest and penalties accrued was approximately $0.8 million and $0.3 million, respectively.

With limited exception, the Company is no longer subject to examination by various U.S. and foreign taxing authorities for years before 2012. At this time, the Company believes that it is reasonably possible that unrecognized tax benefits of approximately $5.2 million may change within the next 12 months due to the expiration of statutory review periods and current examinations.

11. EARNINGS PER SHARE

The computation of earnings per share from operations is as follows:

	For the Year Ended December 31,
In thousands, except per share data	2017	2016	2015
Numerator
Numerator for basic and diluted earnings per common share - net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628
Less: dividends declared - common shares and non-vested restricted stock	(42,218)	(32,430)	(26,963)
Undistributed earnings	220,043	272,457	371,665
Percentage allocated to common shareholders(1)	99.7%	99.7%	99.7%
	219,383	271,640	370,550
Add: dividends declared - common shares	42,092	32,333	26,875
Numerator for basic and diluted earnings per common share	$261,475	$303,973	$397,425
Denominator
Denominator for basic earnings per common share - weighted average shares	95,453	90,359	96,074
Effect of dilutive securities:
Assumed conversion of dilutive stock-based compensation plans	672	782	932
Denominator for diluted earnings per common share - adjusted weighted average shares and assumed conversion	96,125	91,141	97,006
Net income per common share attributable to Wabtec shareholders
Basic	$2.74	$3.37	$4.14
Diluted	$2.72	$3.34	$4.10

(1) Basic weighted-average common shares outstanding	95,453	90,359	96,074
Basic weighted-average common shares outstanding and non-vested restricted stock expected to vest	95,740	90,627	96,388
Percentage allocated to common shareholders	99.7%	99.7%	99.7%

Options to purchase approximately 24,000, 20,000, and 13,000 shares of Common Stock were outstanding in 2017, 2016 and 2015, respectively, but were not included in the computation of diluted earnings because their impact would have been antidilutive.

12. STOCK-BASED COMPENSATION PLANS

As of December 31, 2017, the Company maintains employee stock-based compensation plans for stock options, restricted stock, and incentive stock units as governed by the 2011 Stock Incentive Compensation Plan, as amended and restated (the “2011 Plan”) and the 2000 Stock Incentive Plan, as amended (the “2000 Plan”). The 2011 Plan has a term through May 10, 2027 and as of December 31, 2017 the number of shares available for future grants under the 2011 Plan was 3,192,453 shares, which includes remaining shares to grant under the 2000 Plan. The amendment and restatement of the 2011 Plan was approved by stockholders of Wabtec on May 10, 2017. The Company also maintains a 1995 Non-Employee Directors’ Fee and Stock Option Plan as amended and restated (“the Directors Plan”). The amendment and restatement of the Directors Plan was approved by stockholders of Wabtec on May 10, 2017. The Directors Plan, as amended, authorizes a total of 1,000,000 shares of Common Stock to be issued. Under the Directors Plan options issued become exercisable over a three-year vesting period and expire ten years from the date of grant and restricted stock issued under the plan vests one year from the date of grant. As compensation for directors’ fees for the years ended

December 31, 2017, 2016 and 2015, the Company issued a total of 16,500, 16,972 and 11,256 shares of restricted stock to non-employee directors. The total number of shares issued under the plan as of December 31, 2017 was 881,192 shares.

Stock-based compensation expense for all of the plans was $21.3 million, $20.8 million and $26.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company recognized associated tax benefits related to the stock-based compensation plans of $8.9 million, $14.9 million and $15.3 million for the respective periods. Included in the stock-based compensation expense for 2017 above is $1.7 million of expense related to stock options, $7.0 million related to non-vested restricted stock, $4.6 million related to restricted stock units, $6.5 million related to incentive stock units and $1.5 million related to units issued for Directors’ fees. At December 31, 2017, unamortized compensation expense related to those stock options, non-vested restricted shares and incentive stock units expected to vest totaled $24.6 million and will be recognized over a weighted average period of 1.2 years.

Stock Options Stock options are granted to eligible employees and directors at the fair market value, which is the average of the high and low Wabtec stock price on the date of grant. Under the 2011 Plan and the 2000 Plan, options become exercisable over a four year vesting period and expire 10 years from the date of grant.

The following table summarizes the Company’s stock option activity and related information for the 2011 Plan, the 2000 Plan and Directors Plan for the years ended December 31:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic value (in thousands)
Outstanding at December 31, 2014	1,147,558	$28.33	5.5	$67,205
Granted	84,675	87.35		1,375
Exercised	(124,156)	26.70		(5,516)
Canceled	(10,754)	65.22		(64)
Outstanding at December 31, 2015	1,097,323	$32.70	4.8	$42,154
Granted	94,115	61.39		2,035
Exercised	(83,790)	25.58		(4,813)
Canceled	(8,825)	71.47		(102)
Outstanding at December 31, 2016	1,098,823	$35.39	4.3	$52,332
Granted	65,522	86.91		—
Exercised	(166,838)	21.37		(10,020)
Canceled	(13,995)	76.89		(64)
Outstanding at December 31, 2017	983,512	$40.62	4.0	$40,137
Exercisable at December 31, 2017	802,609	$32.52	3.3	$36,848

Options outstanding at December 31, 2017 were as follows:

Range of exercise prices	Number of Options Outstanding	Weighted Average Exercise Price of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Currently Exercisable	Weighted Average Exercise Price of Options Currently Exercisable
Under $15.00	180,000	$14.50	1.1	180,000	$14.50
15.00 - 23.00	193,701	18.77	1.3	193,701	18.77
23.00 - 30.00	136,924	28.75	2.8	136,924	28.75
30.00 - 38.00	94,496	35.24	4.1	94,496	35.24
Over 38.00	378,391	69.86	7.0	197,488	63.72
	983,512	$40.62		802,609	$32.52

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the year ended December 31,
	2017	2016	2015
Dividend yield	0.23%	0.26%	0.14%
Risk-free interest rate	2.2%	1.5%	1.8%
Stock price volatility	23.4%	26.9%	27.3%
Expected life (years)	5.0	5.0	5.0
Weighted average fair value of options granted during the year	$20.69	$14.96	$24.41

The dividend yield is based on the Company’s dividend rate and the current market price of the underlying common stock at the date of grant. Expected life in years is determined from historical stock option exercise data. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free interest rate is based on the 7 years U.S. Treasury bond rates for the expected life of the option.

Restricted Stock and Incentive Stock Beginning in 2006 the Company adopted a restricted stock program. As provided for under the 2011 and 2000 Plans, eligible employees are granted restricted stock that generally vests over four years from the date of grant. Under the Directors Plan, restricted stock units vest one year from the date of grant.

In addition, the Company has issued incentive stock units to eligible employees that vest upon attainment of certain cumulative three-year performance goals. Based on the Company’s performance for each three year period then ended, the incentive stock units can vest and be awarded ranging from 0% to 200% of the initial incentive stock units granted. The incentive stock units included in the table below represent the number of shares that are expected to vest based on the Company’s estimate for meeting those established performance targets. As of December 31, 2017, the Company estimates that it will achieve 84%, 77% and 91% for the incentive stock units expected to vest based on performance for the three year periods ending December 31, 2017, 2018, and 2019, respectively, and has recorded incentive compensation expense accordingly. If our estimate of the number of these stock units expected to vest changes in a future accounting period, cumulative compensation expense could increase or decrease and will be recognized in the current period for the elapsed portion of the vesting period and would change future expense for the remaining vesting period.

Compensation expense for the non-vested restricted stock and incentive stock units is based on the closing price of the Company’s common stock on the date of grant and recognized over the applicable vesting period.

The following table summarizes the restricted stock activity and related information for the 2011 Plan, the 2000 Plan, and Directors Plan, and incentive stock units activity and related information for the 2011 Plan and the 2000 Plan with related information for the years ended December 31:

	Restricted Stock and Units	Incentive Stock Awards	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	438,543	791,608	$47.97
Granted	113,945	126,050	87.90
Vested	(182,776)	(433,932)	37.76
Adjustment for incentive stock awards expected to vest	—	65,666	57.57
Canceled	(12,827)	(7,754)	67.05
Outstanding at December 31, 2015	356,885	541,638	$65.89
Granted	212,600	167,850	66.03
Vested	(159,975)	(236,591)	51.80
Adjustment for incentive stock awards expected to vest	—	(38,164)	74.42
Canceled	(13,215)	(9,983)	71.84
Outstanding at December 31, 2016	396,295	424,750	$72.18
Granted	153,516	157,025	86.66
Vested	(137,088)	(153,271)	70.34
Adjustment for incentive stock awards expected to vest	—	(87,592)	73.69
Canceled	(13,723)	(13,579)	76.61
Outstanding at December 31, 2017	399,000	327,333	$78.76

13. OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were:

	December 31,
In thousands	2017	2016
Foreign currency translation gain (loss)	$5,063	$(321,033)
Unrealized gain (loss) on interest rate swap contracts, net of tax of $1,338 and $1,540	4,015	(2,957)
Unrealized loss on pension and post-retirement benefit plans, net of tax of $19,532 and $20,832	(54,070)	(55,615)
Total accumulated other comprehensive loss	$(44,992)	$(379,605)

The changes in accumulated other comprehensive loss by component, net of tax, for the year-ended December 31, 2017 are as follows:

In thousands	Foreign currency translation	Derivative contracts	Pension and post retirement benefits plans	Total
Balance at December 31, 2016	$(321,033)	$(2,957)	$(55,615)	$(379,605)
Other comprehensive income before reclassifications	326,096	6,712	(1,017)	331,791
Amounts reclassified from accumulated other comprehensive income	—	260	2,562	2,822
Net current period other comprehensive income	326,096	6,972	1,545	334,613
Balance at December 31, 2017	$5,063	$4,015	$(54,070)	$(44,992)

Reclassifications out of accumulated other comprehensive loss for the year-ended December 31, 2017 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,496)	Other income (expense), net
Amortization of net loss (gain)	5,037	Other income (expense), net
	3,541	Other income (expense), net
	(979)	Income tax expense
	$2,562	Net income
Derivative contracts
Realized loss on derivative contracts	400	Interest expense, net
	(140)	Income tax expense
	$260	Net income

The changes in accumulated other comprehensive loss by component, net of tax, for the year-ended December 31, 2016 are as follows:

In thousands	Foreign currency translation	Derivative contracts	Pension and post retirement benefits plans	Total
Balance at December 31, 2015	$(227,349)	$(2,987)	$(46,383)	$(276,719)
Other comprehensive income before reclassifications	(93,684)	(1,286)	(10,874)	(105,844)
Amounts reclassified from accumulated other comprehensive income	—	1,316	1,642	2,958
Net current period other comprehensive income	(93,684)	30	(9,232)	(102,886)
Balance at December 31, 2016	$(321,033)	$(2,957)	$(55,615)	$(379,605)

Reclassifications out of accumulated other comprehensive loss for the year-ended December 31, 2016 are as follows:

In thousands	Amount reclassified from accumulated other comprehensive income	Affected line item in the Condensed Consolidated Statements of Income
Amortization of defined pension and post retirement items
Amortization of initial net obligation and prior service cost	$(1,652)	Other income (expense), net
Amortization of net loss (gain)	3,989	Other income (expense), net
	2,337	Other income (expense), net
	(695)	Income tax expense
	$1,642	Net income
Derivative contracts
Realized loss on derivative contracts	1,873	Interest expense, net
	(557)	Income tax expense
	$1,316	Net income

14. OPERATING LEASES

The Company leases office and manufacturing facilities under operating leases with terms ranging from one to 15 years, excluding renewal options.

Total net rental expense charged to operations in 2017, 2016, and 2015 was $34.6 million, $27.2 million and $20.2 million, respectively. The amounts above are shown net of sublease rentals which were immaterial for the years 2017, 2016 and 2015, respectively.

Future minimum rental payments under operating leases with remaining non-cancelable terms in excess of one year are as follows:

In thousands	Real Estate	Equipment	Total
2018	$28,957	$2,690	$31,647
2019	25,857	1,925	27,782
2020	24,266	976	25,242
2021	19,561	512	20,073
2022	16,350	271	16,621
2023 and after	66,017	24	66,041

15. WARRANTIES

The following table reconciles the changes in the Company’s product warranty reserve as follows:

In thousands	2017	2016
Balance at beginning of year	$138,992	$92,064
Warranty expense	50,385	28,947
Acquisitions	806	59,685
Warranty claim payments	(48,548)	(38,772)
Foreign currency impact	11,428	(2,932)
Balance at end of year	$153,063	$138,992

16. PREFERRED STOCK

The Company’s authorized capital stock includes 1,000,000 shares of preferred stock. The Board of Directors has the authority to issue the preferred stock and to fix the designations, powers, preferences and rights of the shares of each such class or series, including dividend rates, conversion rights, voting rights, terms of redemption and liquidation preferences, without any further vote or action by the Company’s shareholders. The rights and preferences of the preferred stock would be superior to those of the common stock. At December 31, 2017 and 2016 there was no preferred stock issued or outstanding.

17. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Foreign Currency Hedging The Company uses forward contracts to mitigate its foreign currency exchange rate exposure due to forecasted sales of finished goods and future settlement of foreign currency denominated assets and liabilities. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. The effective portion of gains and losses is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item. The contracts are scheduled to mature within two years. For the twelve months ended December 31, 2017, the amount reclassified into income was $0.4 million.

Other Activities The Company enters into certain derivative contracts in accordance with its risk management strategy that do not meet the criteria for hedge accounting but which have the impact of largely mitigating foreign currency exposure. These foreign exchange contracts are accounted for on a full mark to market basis through earnings, with gains and losses recorded as a component of other expense, net. The net unrealized gain related to these contracts was $2.1 million for the twelve months ended December 31, 2017. The notional amount and fair value of foreign exchange contracts that did not meet the criteria for hedge accounting at December 31, 2017 was not material. These contracts are scheduled to mature within one year.

The following table summarizes the gross notional amounts and fair values of the designated and non-designated hedged discussed in the above sections:

In millions	Designated	Non-Designated	Total
Gross notional amount	$805.1	$379.7	$1,184.8

Fair Value:
Other current assets	3.5	2.1	5.6
Other current liabilities	—	—	—
Total	$3.5	$2.1	$5.6

Interest Rate Hedging The Company uses interest rate swaps to manage interest rate exposures. The Company is exposed to interest rate volatility with regard to existing floating rate debt. Primary exposure includes the London Interbank Offered Rates (LIBOR). Derivatives used to hedge risk associated with changes in the fair value of certain variable-rate debt are primarily designated as fair value hedges. Consequently, changes in the fair value of these derivatives, along with changes in the fair value of debt obligations are recognized in current period earnings. See long-term debt footnote fair value measurement footnote for further information on current interest rate swaps.

As of December 31, 2017, the Company has recorded a current liability of $1.2 million and an accumulated other comprehensive loss of $0.7 million, net of tax, related to these agreements.

18. FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value and explains the related disclosure requirements. ASC 820 indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability and defines fair value based upon an exit price model.

Valuation Hierarchy. ASC 820 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2017, which are included in other current liabilities on the Consolidated Balance sheet:

		Fair Value Measurements at December 31, 2017 Using
In thousands	Total Carrying Value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	1,163	—	1,163	—
Total	$1,163	$—	$1,163	$—

The following table provides the liabilities carried at fair value measured on a recurring basis as of December 31, 2016, which are included in other current liabilities on the Consolidated Balance sheet:

		Fair Value Measurements at December 31, 2016 Using
In thousands	Total Carrying Value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	3,888	—	3,888	—
Total	$3,888	$—	$3,888	$—

To reduce the impact of interest rate changes on a portion of its variable-rate debt, the Company entered into interest rate swaps which effectively converted a portion of the debt from variable to fixed-rate borrowings during the term of the swap contracts. For certain derivative contracts whose fair values are based upon trades in liquid markets, such as interest rate swaps, valuation model inputs can generally be verified and valuation techniques do not involve significant management judgment. The fair values of such financial instruments are generally classified within Level 2 of the fair value hierarchy.

As a result of our global operating activities the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect our operating results and financial position. When deemed appropriate, the Company minimizes these risks through entering into foreign currency forward contracts. The foreign currency forward contracts are valued using broker quotations, or market transactions in either the listed or over-the counter markets. As such, these derivative instruments are classified within level 2.

The Company’s cash and cash equivalents are highly liquid investments purchased with an original maturity of three months or less and are considered Level 1 on the fair value valuation hierarchy. The fair value of cash and cash equivalents approximated the carrying value at December 31, 2017 and December 31, 2016. The Company’s defined benefit pension plan assets consist primarily of equity security funds, debt security funds and temporary cash and cash equivalent investments. These investments are comprised of a number of investment funds that invest in a diverse portfolio of assets including equity securities, corporate and governmental bonds, and money markets. Trusts are valued at the net asset value (“NAV”) as determined by their custodian. NAV represents the accumulation of the unadjusted quoted close prices on the reporting date for the underlying investments divided by the total shares outstanding at the reporting dates. The 2013 and 2016 Notes are considered Level 2 based on the fair value valuation hierarchy.

The estimated fair values and related carrying values of the Company’s financial instruments are as follows:

	December 31, 2017		December 31, 2016
In thousands	Carry Value	Fair Value	Carry Value	Fair Value
Interest rate swap agreements	$1,163	$1,163	$3,888	$3,888
4.375% Senior Notes	248,567	262,033	248,310	260,265
3.45% Senior Notes	747,655	741,113	747,474	719,273

The fair value of the Company’s interest rate swap agreements and the 2013 and 2016 Notes were based on dealer quotes and represent the estimated amount the Company would pay to the counterparty to terminate the agreement.

19. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. The Company believes its operations currently comply in all material respects with all of the various environmental laws and regulations applicable to our business; however, there can be no assurance that environmental requirements will not change in the future or that we will not incur significant costs to comply with such requirements.

Under terms of the purchase agreement and related documents for the 1990 Acquisition, American Standard, Inc., now known as Trane (“Trane”), has indemnified the Company for certain items including, among other things, certain environmental claims the Company asserted prior to 2000. If Trane was unable to honor or meet these indemnifications, the Company would be responsible for such items. In the opinion of Management, Trane currently has the ability to meet its indemnification obligations.

Claims have been filed against the Company and certain of its affiliates in various jurisdictions across the United States by persons alleging bodily injury as a result of exposure to asbestos-containing products. Most of these claims have been made against our wholly owned subsidiary, Railroad Friction Products Corporation (“RFPC”), and are based on a product sold by RFPC prior to the time that the Company acquired any interest in RFPC.

Most of these claims, including all of the RFPC claims, are submitted to insurance carriers for defense and indemnity or to non-affiliated companies that retain the liabilities for the asbestos-containing products at issue. We cannot, however, assure that all these claims will be fully covered by insurance or that the indemnitors or insurers will remain financially viable. Our ultimate legal and financial liability with respect to these claims, as is the case with other pending litigation, cannot be estimated.

It is management’s belief that the potential range of loss for asbestos-related bodily injury cases is not reasonably determinable at present due to a variety of factors, including: (1) the asbestos case settlement history of the Company’s wholly owned subsidiary, RFPC; (2) the unpredictable nature of personal injury litigation in general; and (3) the uncertainty of asbestos litigation in particular. Despite this uncertainty, and although the results of the Company’s operations and cash flows for any given period could be adversely affected by asbestos-related lawsuits, Management believes that the final resolution of the Company’s asbestos-related cases will not be material to the Company’s overall financial position, results of operations and cash flows. In general, this belief is based upon: (1) Wabtec’s and RFPC’s history of settlements and dismissals of asbestos-related cases to date; (2) the inability of many plaintiffs to establish any exposure or causal relationship to RFPC’s product; and (3) the inability of many plaintiffs to demonstrate any identifiable injury or compensable loss.

More specifically, as to RFPC, management’s belief that any losses due to asbestos-related cases would not be material is also based on the fact that RFPC owns insurance which provides coverage for asbestos-related bodily injury claims. To date, RFPC’s insurers have provided RFPC with defense and indemnity in these actions. The overall number of new claims being filed against RFPC has dropped significantly in recent years; however, these new claims, and all previously filed claims, may take a significant period of time to resolve. As to Wabtec and its divisions, Management’s belief that asbestos-related cases will not have a material impact is also based on its position that it has no legal liability for asbestos-related bodily injury claims, and that the former owners of Wabtec’s assets retained asbestos liabilities for the products at issue. To date, Wabtec has been able to successfully defend itself on this basis, including two arbitration decisions and a judicial opinion, all of which confirmed Wabtec’s position that it did not assume any asbestos liabilities from the former owners of certain Wabtec assets. Although Wabtec has incurred defense and administrative costs in connection with asbestos bodily injury actions, these costs have not been material, and the Company has no information that would suggest these costs would become material in the foreseeable future.

On April 21, 2016, Siemens Industry, Inc. filed a lawsuit against the Company in federal district court in Delaware alleging that the Company has infringed seven patents owned by Siemens, all of which relate to Positive Train Control technology. On November 2, 2016, Siemens amended its complaint to add six additional patents they also claim are infringed by the Company’s Positive Train Control Products. The Company has filed Answers, and asserted counterclaims, in response to Siemens’ complaints. The case is still in the preliminary stages, but the Company has begun filing for Inter-Parties Review proceedings before the U.S. Patent & Trademark Office seeking to invalidate the Siemens patents. Wabtec believes the claims are without merit and is vigorously defending itself.

Xorail, Inc., a wholly owned subsidiary of the Company (“Xorail”), has received notices from Denver Transit Constructors (“Denver Transit”) alleging breach of contract related to the operating of constant warning wireless crossings, and late delivery of the Train Management & Dispatch System (“TMDS”) for the Denver Eagle P3 Project, which is owned by the Denver Regional Transit District (“RTD”). No damages have been asserted for the alleged late delivery of the TMDS, and Xorail is in the final stages of successfully implementing a recovery plan concerning the TMDS issues. With regard to the wireless crossings, as of September 8, 2017, Denver Transit alleged that total damages were $36.8 million through July 31, 2017, and are continuing to accumulate. The crossings have not been certified for use without flaggers, which Denver Transit alleges is due to Xorail’s failure to achieve constant warning times satisfactory to the Federal Railway Administration (“FRA”) and the Public Utility Commission (“PUC”). No claims have been filed by Denver Transit with regard to either issue. Xorail has denied Denver Transit’s assertions regarding the wireless crossings, and Denver Transit has also notified RTD that Denver Transit considers the new certification requirements imposed by FRA and/or PUC as a change in law, for which neither Denver Transit nor its subcontractors are liable. Xorail has worked with Denver Transit to modify its system to meet the FRA’s and PUC’s previously undefined, and evolving, certification requirements. On September 28, 2017, the FRA granted a 5 year approval of the modified wireless crossing system as currently implemented; however, the PUC has not granted approval of the modified system and therefore the crossings are still not certified for use without flaggers. Denver Transit and RTD are continuing to seek approval from PUC. The Company does not believe that it has any liability with respect to the wireless crossing issue.

From time to time the Company is involved in litigation relating to claims arising out of its operations in the ordinary course of business. As of the date hereof, the Company is involved in no litigation that the Company believes will have a material adverse effect on its financial condition, results of operations or liquidity.

20. SEGMENT INFORMATION

Wabtec has two reportable segments—the Freight Segment and the Transit Segment. The key factors used to identify these reportable segments are the organization and alignment of the Company’s internal operations, the nature of the products and services, and customer type. The business segments are:

Freight Segment primarily manufactures and services components for new and existing freight cars and locomotives, builds new switcher locomotives, rebuilds freight locomotives, supplies railway electronics, positive train control equipment, signal design and engineering services, and provides related heat exchange and cooling systems. Customers include large, publicly traded railroads, leasing companies, manufacturers of original equipment such as locomotives and freight cars, and utilities.

Transit Segment primarily manufactures and services components for new and existing passenger transit vehicles, typically regional trains, high speed trains, subway cars, light-rail vehicles and buses, builds new commuter locomotives, refurbishes subway cars, provides heating, ventilation, and air conditioning equipment, and doors for buses and subways. Customers include public transit authorities and municipalities, leasing companies, and manufacturers of subway cars and buses around the world.

The Company evaluates its business segments’ operating results based on income from operations. Intersegment sales are accounted for at prices that are generally established by reference to similar transactions with unaffiliated customers. Corporate activities include general corporate expenses, elimination of intersegment transactions, interest income and expense and other unallocated charges. Since certain administrative and other operating expenses and other items have not been allocated to business segments, the results in the following tables are not necessarily a measure computed in accordance with generally accepted accounting principles and may not be comparable to other companies.

Segment financial information for 2017 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,396,588	$2,485,168	$—	$3,881,756
Intersegment sales/(elimination)	37,630	21,548	(59,178)	—
Total sales	$1,434,218	$2,506,716	$(59,178)	$3,881,756
Income (loss) from operations	$264,276	$188,219	$(31,416)	$421,079
Interest expense and other, net	—	—	(69,016)	(69,016)
Income (loss) from operations before income taxes	$264,276	$188,219	$(100,432)	$352,063
Depreciation and amortization	$43,721	$57,441	$2,086	$103,248
Capital expenditures	33,921	50,762	4,783	89,466
Segment assets	3,504,289	7,562,122	(4,486,431)	6,579,980

Segment financial information for 2016 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$1,543,098	$1,388,090	$—	$2,931,188
Intersegment sales/(elimination)	39,519	9,393	(48,912)	$—
Total sales	$1,582,617	$1,397,483	$(48,912)	$2,931,188
Income (loss) from operations	$343,578	$170,569	$(57,540)	$456,607
Interest expense and other, net	—	—	(43,770)	(43,770)
Income (loss) from operations before income taxes	$343,578	$170,569	$(101,310)	$412,837
Depreciation and amortization	$36,519	$31,545	$1,731	$69,795
Capital expenditures	22,726	20,987	6,503	50,216
Segment assets	2,949,668	6,720,302	(3,088,952)	6,581,018

Segment financial information for 2015 is as follows:

In thousands	Freight Segment	Transit Segment	Corporate Activities and Elimination	Total
Sales to external customers	$2,054,715	$1,235,283	$—	$3,307,998
Intersegment sales/(elimination)	35,372	10,895	(46,267)	—
Total sales	$2,090,087	$1,264,178	$(46,267)	$3,307,998
Income (loss) from operations	$483,284	$151,631	$(26,061)	$608,854
Interest expense and other, net	—	—	(23,486)	(23,486)
Income (loss) from operations before income taxes	$483,284	$151,631	$(49,547)	$585,368
Depreciation and amortization	$36,834	$26,196	$1,704	$64,734
Capital expenditures	24,715	22,996	1,717	49,428
Segment assets	2,708,724	2,202,614	(1,681,825)	3,229,513

The following geographic area data as of and for the years ended December 31, 2017, 2016 and 2015, respectively, includes net sales based on product shipment destination and long-lived assets, which consist of plant, property and equipment, net of depreciation, resident in their respective countries:

	Net Sales			Long-Lived Assets
In thousands	2017	2016	2015	2017	2016	2015
United States	$1,323,781	$1,362,255	$1,754,924	$211,608	$205,895	$171,362
United Kingdom	356,493	322,563	368,505	57,668	54,215	63,694
Canada	279,013	206,258	204,674	5,822	5,156	4,876
France	237,454	66,287	45,565	57,849	33,636	7,194
Germany	208,817	98,364	92,422	71,709	57,902	31,642
China	178,137	106,357	100,586	36,388	42,672	12,256
Mexico	160,029	183,583	190,034	9,117	8,766	8,839
Italy	142,037	45,771	38,164	30,329	27,253	15,170
India	137,837	24,161	12,345	12,519	1,271	1,946
Australia	136,127	82,099	86,809	10,483	8,039	8,424
Brazil	69,378	51,493	84,595	13,184	13,227	9,318
Other international	652,653	381,997	329,375	57,296	60,344	18,472
Total	$3,881,756	$2,931,188	$3,307,998	$573,972	$518,376	$353,193

Export sales from the Company’s United States operations were $448.0 million, $470.5 million and $508.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Sales by product are as follows:

In thousands	2017	2016	2015
Specialty Products & Electronics	$1,350,727	$1,374,580	$1,733,881
Brake Products	749,959	588,081	627,552
Remanufacturing, Overhaul & Build	522,275	559,284	606,624
Transit Products	1,112,340	276,124	189,581
Other	146,455	133,119	150,360
Total sales	$3,881,756	$2,931,188	$3,307,998

21. GUARANTOR SUBSIDIARIES FINANCIAL INFORMATION

The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries. Each guarantor is 100% owned by the Company. In accordance with positions established by the Securities and Exchange Commission, the following shows separate financial information with respect to the parent, the guarantor subsidiaries and the non-guarantor subsidiaries in accordance with the terms of the 2018 Refinancing Credit Agreement entered into June 8, 2018. The principal elimination entries eliminate investment in subsidiaries and certain intercompany balances and transactions.

Balance Sheet for December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$933	$625	$231,843	$—	$233,401
Receivables, net	77,046	59,166	1,030,575	—	1,166,787
Inventories	120,937	46,626	575,071	—	742,634
Current assets - other	1,142	563	120,586	—	122,291
Total current assets	200,058	106,980	1,958,075	—	2,265,113
Property, plant and equipment	52,532	26,492	494,948	—	573,972
Goodwill	25,274	283,242	2,151,587	—	2,460,103
Investment in subsidiaries	6,517,205	2,440,665	—	(8,957,870)	—
Other intangibles, net	30,575	81,037	1,092,820	—	1,204,432
Other long term assets	17,414	(23,892)	82,838	—	76,360
Total assets	$6,843,058	$2,914,524	$5,780,268	$(8,957,870)	$6,579,980
Current liabilities	$196,827	77,284	$1,299,219	—	$1,573,330
Inter-company	2,121,546	(1,307,410)	(814,136)	—	—
Long-term debt	1,661,771	14	161,518	—	1,823,303
Long-term liabilities - other	54,046	20,594	280,175	—	354,815
Total liabilities	4,034,190	(1,209,518)	926,776	—	3,751,448
Shareholders’ equity	2,808,868	4,124,042	4,833,828	(8,957,870)	2,808,868
Non-controlling interest	—	—	19,664	—	19,664
Total shareholders’ equity	$2,808,868	$4,124,042	$4,853,492	$(8,957,870)	$2,828,532
Total Liabilities and Shareholders’ Equity	$6,843,058	$2,914,524	$5,780,268	$(8,957,870)	$6,579,980

Balance Sheet for December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Cash and cash equivalents	$2,522	$1,226	$394,736	$—	$398,484
Receivables, net	79,041	74,105	789,362	—	942,508
Inventories	120,042	52,372	486,096	—	658,510
Current assets - other	52,576	(19,438)	834,991	—	868,129
Total current assets	254,181	108,265	2,505,185	—	2,867,631
Property, plant and equipment	49,031	27,096	442,249	—	518,376
Goodwill	25,275	284,020	1,769,470	—	2,078,765
Investment in subsidiaries	5,388,613	1,961,036	—	(7,349,649)	—
Other intangibles, net	31,897	83,103	938,860	—	1,053,860
Other long term assets	9,592	(41,963)	94,757	—	62,386
Total assets	$5,758,589	$2,421,557	$5,750,521	$(7,349,649)	$6,581,018
Current liabilities	$194,983	74,706	$1,176,950	—	$1,446,639
Inter-company	1,562,399	(1,138,540)	(423,859)	—	—
Long-term debt	1,761,933	58	976	—	1,762,967
Long-term liabilities - other	33,298	3,768	357,521	—	394,587
Total liabilities	3,552,613	(1,060,008)	1,111,588	—	3,604,193
Shareholders’ equity	2,205,976	3,481,565	3,868,085	(7,349,649)	2,205,977
Non-controlling interest	—	—	770,848	—	770,848
Total shareholders’ equity	$2,205,976	$3,481,565	$4,638,933	$(7,349,649)	$2,976,825
Total Liabilities and Shareholders’ Equity	$5,758,589	$2,421,557	$5,750,521	$(7,349,649)	$6,581,018

Income Statement for the Year Ended December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$577,397	$398,220	$3,035,464	$(129,325)	$3,881,756
Cost of sales	(440,911)	(255,792)	(2,218,460)	98,720	(2,816,443)
Gross profit (loss)	136,486	142,428	817,004	(30,605)	1,065,313
Total operating expenses	(114,199)	(50,902)	(479,133)	—	(644,234)
Income (loss) from operations	22,287	91,526	337,871	(30,605)	421,079
Interest (expense) income, net	(76,823)	10,916	(11,977)	—	(77,884)
Other income (expense), net	10,020	274	(1,426)	—	8,868
Equity earnings (loss)	416,068	317,614	—	(733,682)	—
Pretax income (loss)	371,552	420,330	324,468	(764,287)	352,063
Income tax expense	(109,294)	18,762	759	—	(89,773)
Net income (loss)	262,258	439,092	325,227	(764,287)	262,290
Less: Net income attributable to noncontrolling interest	—	—	(29)	—	(29)
Net income (loss) attributable to Wabtec shareholders	$262,258	$439,092	$325,198	$(764,287)	$262,261

Comprehensive income (loss) attributable to Wabtec shareholders	$263,907	$439,092	$658,162	$(764,287)	$596,874

Income Statement for the Year Ended December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$641,809	$435,864	$1,995,465	$(141,950)	$2,931,188
Cost of sales	(473,700)	(280,973)	(1,350,401)	98,125	(2,006,949)
Gross profit (loss)	168,109	154,891	645,064	(43,825)	924,239
Total operating expenses	(142,817)	(50,361)	(274,454)	—	(467,632)
Income (loss) from operations	25,292	104,530	370,610	(43,825)	456,607
Interest (expense) income, net	(38,843)	9,294	(20,749)	—	(50,298)
Other income (expense), net	25,254	(1,689)	(17,037)	—	(6,528)
Equity earnings (loss)	322,650	292,184	—	(614,834)	—
Pretax income (loss)	334,353	404,319	332,824	(658,659)	412,837
Income tax expense	(29,466)	(52,308)	(17,659)	—	(99,433)
Net income (loss)	304,887	352,011	315,165	(658,659)	313,404
Less: Net income attributable to noncontrolling interest	—	—	(8,517)	—	(8,517)
Net income attributable to Wabtec shareholders	$304,887	$352,011	$306,648	$(658,659)	$304,887

Comprehensive income (loss) attributable to Wabtec shareholders	$305,180	$352,011	$203,469	$(658,659)	$202,001

Income Statement for the Year Ended December 31, 2015:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net Sales	$743,262	$679,466	$2,030,284	$(145,014)	$3,307,998
Cost of sales	(531,269)	(311,911)	(1,499,803)	82,801	(2,260,182)
Gross (loss) profit	211,993	367,555	530,481	(62,213)	1,047,816
Total operating expenses	(142,310)	(36,358)	(260,294)	—	(438,962)
Income (loss) from operations	69,683	331,197	270,187	(62,213)	608,854
Interest (expense) income, net	(28,312)	8,406	(7,348)	—	(27,254)
Other income (expense), net	27,733	(3,711)	(20,254)	—	(3,768)
Equity earnings (loss)	506,903	216,403	—	(723,306)	—
Pretax income (loss)	576,007	552,295	242,585	(785,519)	585,368
Income tax expense	(177,379)	8,760	(18,121)	—	(186,740)
Net income (loss)	398,628	561,055	224,464	(785,519)	398,628
Less: Net income attributable to noncontrolling interest	—	—	—	—	—
Net income attributable to Wabtec shareholders	$398,628	$561,055	$224,464	$(785,519)	$398,628

Comprehensive income (loss) attributable to Wabtec shareholders	$409,734	$561,055	$96,125	$(785,519)	$281,395

Condensed Statement of Cash Flows for the year ended December 31, 2017:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(49,231)	$130,298	$138,349	$(30,605)	$188,811
Net cash used in investing activities	(11,156)	(3,357)	(1,018,961)	—	(1,033,474)
Net cash provided by (used in) financing activities	58,798	(127,542)	(59,292)	30,605	(97,431)
Effect of changes in currency exchange rates	—	—	32,263	—	32,263
(Decrease) increase in cash	(1,589)	(601)	(907,641)	—	(909,831)
Cash, cash equivalents and restricted cash, beginning of year	2,522	1,226	1,139,484	—	1,143,232
Cash and cash equivalents, end of year	$933	$625	$231,843	$—	$233,401

Condensed Statement of Cash Flows for the year ended December 31, 2016:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(44,611)	$142,839	$396,127	$(43,825)	$450,530
Net cash (used in) provided by investing activities	(829,783)	(2,653)	599,470	—	(232,966)
Net cash provided by (used in) financing activities	876,916	(147,586)	(250,184)	43,825	522,971
Effect of changes in currency exchange rates	—	—	(26,436)	—	(26,436)
Increase (decrease) in cash	2,522	(7,400)	718,977	—	714,099
Cash, cash equivalents and restricted cash, beginning of year	—	8,626	420,507	—	429,133
Cash, cash equivalents and restricted cash, end of year	$2,522	$1,226	$1,139,484	$—	$1,143,232

Condensed Statement of Cash Flows for the year ended December 31, 2015:

In thousands	Parent	Guarantors	Non-Guarantors	Elimination	Consolidated
Net cash (used in) provided by operating activities	$(90,374)	$300,965	$302,466	$(62,213)	$450,844
Net cash used in investing activities	(7,862)	(2,653)	(166,679)	—	(177,194)
Net cash (used in) provided by financing activities	(48,570)	(295,133)	29,992	62,213	(251,498)
Effect of changes in currency exchange rates	—	—	(18,868)	—	(18,868)
(Decrease) increase in cash	(146,806)	3,179	(146,911)	—	(3,284)
Cash, cash equivalents and restricted cash, beginning of year	146,806	5,447	273,596	—	425,849
Cash, cash equivalents and restricted cash, end of year	$—	$8,626	$420,507	$—	$429,133

22. OTHER (EXPENSE) INCOME, NET

The components of other (expense) income, net are as follows:

	For the year ended December 31,
In thousands	2017	2016	2015
Foreign currency loss	$(6,618)	$(4,001)	$(4,659)
Equity income	2,579	409	—
Expected return on pension assets/amortization	9,834	9,491	9,079
Other miscellaneous income (expense)	3,073	629	(652)
Total other (expense) income, net	$8,868	$6,528	$3,768

23. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In thousands, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
2017
Net sales	$916,034	$932,253	$957,931	$1,075,538
Gross profit	269,707	273,963	253,203	268,440
Income from operations	114,512	113,356	101,666	91,545
Net income attributable to Wabtec shareholders	73,889	72,025	67,399	48,948
Basic earnings from operations per common share	$0.77	$0.75	$0.70	$0.51
Diluted earnings from operations per common share	$0.77	$0.75	$0.70	$0.51
2016
Net sales	$772,031	$723,601	$675,574	$759,982
Gross profit	255,180	237,389	212,481	219,189
Income from operations	142,209	132,375	119,400	62,623
Net income attributable to Wabtec shareholders	94,163	90,485	82,428	46,328
Basic earnings from operations per common share	$1.03	$1.00	$0.92	$0.42
Diluted earnings from operations per common share	$1.02	$1.00	$0.91	$0.42
(1)	Results from the fourth quarter of 2017 include project adjustments related to prior periods which decreased income from operations by approximately $14.8 million. The effect of these project adjustments was not material.

The Company operates on a four-four-five week accounting quarter, and the quarters end on or about March 31, June 30 and September 30. The fiscal year ends on December 31.

SCHEDULE II

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For each of the three years ended December 31

In thousands	Balance at beginning of period	Charged/ (credited) to expense	Charged/ (credited) to other accounts(1)	Deductions from reserves(2)	Balance at end of period
2017
Warranty and overhaul reserves	$138,992	$50,385	$12,234	$48,548	$153,063
Allowance for doubtful accounts	7,340	2,632	4,979	2,609	12,342
Valuation allowance-taxes	21,418	6,760	—	10,024	18,154
2016
Warranty and overhaul reserves	$92,064	$28,947	$56,753	$38,772	$138,992
Allowance for doubtful accounts	5,614	3,635	—	1,909	7,340
Valuation allowance-taxes	12,623	3,405	5,390	—	21,418
2015
Warranty and overhaul reserves	$87,849	$35,418	$(1,762)	$29,441	$92,064
Allowance for doubtful accounts	6,270	2,026	—	2,682	5,614
Valuation allowance-taxes	1,818	7,024	3,781	—	12,623
(1)	Reserves of acquired/(sold) companies; valuation allowances for state and foreign deferred tax assets; impact of fluctuations in foreign currency exchange rates.
(2)	Actual disbursements and/or charges.

Item 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Wabtec is one of the world’s largest providers of value-added, technology-based products and services for the global rail industry. Our products are found on virtually all U.S. locomotives, freight cars and passenger transit vehicles, as well as in more than 100 countries throughout the world. Our products enhance safety, improve productivity and reduce maintenance costs for customers, and many of our core products and services are essential in the safe and efficient operation of freight rail and passenger transit vehicles. Wabtec is a global company with operations in 31 countries. In 2017, about 66% of the Company’s revenues came from customers outside the U.S.

Management Review and Future Outlook

Wabtec’s long-term financial goals are to generate cash flow from operations in excess of net income, maintain a strong credit profile while minimizing our overall cost of capital, increase margins through strict attention to cost controls and implementation of the Wabtec Excellence Program, and increase revenues through a focused growth strategy, including product innovation and new technologies, global and market expansion, aftermarket products and services, and acquisitions. In addition, Management evaluates the Company’s current operational performance through measures such as quality and on-time delivery.

The Company primarily serves the worldwide freight and transit rail industries. As such, our operating results are largely dependent on the level of activity, financial condition and capital spending plans of railroads and passenger transit agencies around the world, and transportation equipment manufacturers who serve those markets. Many factors influence these industries, including general economic conditions; traffic volumes, as measured by freight carloadings and passenger ridership; government spending on public transportation; and investment in new technologies. In general, trends such as increasing urbanization, a focus on sustainability and environmental awareness, an aging equipment fleet, and growth in global trade are expected to drive continued investment in freight and transit rail.

The Company monitors a variety of factors and statistics to gauge market activity. Freight rail markets around the world are driven primarily by overall economic conditions and activity, while Transit markets are driven primarily by government funding and passenger ridership. Changes in these market drivers can cause fluctuations in demand for Wabtec’s products and services.

According to the 2016 edition of a market study by UNIFE, the Association of the European Rail Industry, the accessible global market for railway products and services was more than $100 billion, and was expected to grow at about 3.2% annually through 2021. The three largest geographic markets, which represented about 80% of the total accessible market, were Europe, North America and Asia Pacific. UNIFE projected above-average growth in Asia Pacific and Europe due to overall economic growth and trends such as urbanization and increasing mobility, deregulation, investments in new technologies, energy and environmental issues, and increasing government support. The largest product segments of the market were rolling stock, services and infrastructure, which represented almost 90% of the accessible market. UNIFE projected spending on rolling stock to grow at an above-average rate due to increased investment in passenger transit vehicles. UNIFE estimated that the global installed base of locomotives was about 114,000 units, with about 32% in Asia Pacific, about 25% in North America and about 18% in Russia-CIS (Commonwealth of Independent States). Wabtec estimates that about 2,600 new locomotives were delivered worldwide in 2017, and it expects deliveries of about 2,700 in 2018. UNIFE estimated the global installed base of freight cars was about 5.5 million units, with about 37% in North America, about 26% in Russia-CIS and about 20% in Asia Pacific. Wabtec estimates that about 155,000 new freight cars were delivered worldwide in 2017, and it expects deliveries of about 148,000 in 2018. UNIFE estimated the global installed base of passenger transit vehicles to be about 569,000 units, with about 43% in Asia Pacific, about 32% in Europe and about 14% in Russia-CIS. Wabtec estimates that about 34,000 new passenger transit vehicles were delivered worldwide in 2017, and it expects deliveries of about 44,000 in 2018.

In Europe, the majority of the rail system serves the passenger transit market, which is expected to continue growing as energy and environmental factors encourage continued investment in public mass transit. According to UNIFE, France, Germany and the United Kingdom were the largest Western European transit markets, representing almost two-thirds of industry spending in the European Union. UNIFE projected the Western

European rail market to grow at about 3.6% annually, led by investments in new rolling stock in France and Germany. Significant investments were also expected in Turkey, the largest market in Eastern Europe. About 75% of freight traffic in Europe is hauled by truck, while rail accounts for about 20%. The largest freight markets in Europe are Germany, Poland and the United Kingdom. In recent years, the European Commission has adopted a series of measures designed to increase the efficiency of the European rail network by standardizing operating rules and certification requirements. UNIFE believes that adoption of these measures should have a positive effect on ridership and investment in public transportation over time.

In North America, railroads carry about 40% of intercity freight, as measured by ton-miles, which is more than any other mode of transportation. Through direct ownership and operating partnerships, U.S. railroads are part of an integrated network that includes railroads in Canada and Mexico, forming what is regarded as the world’s most-efficient and lowest-cost freight rail service. There are more than 500 railroads operating in North America, with the largest railroads, referred to as “Class I,” accounting for more than 90% of the industry’s revenues. The railroads carry a wide variety of commodities and goods, including coal, metals, minerals, chemicals, grain, and petroleum. These commodities represent about 50% of total rail carloadings, with intermodal carloads accounting for the rest. Railroads operate in a competitive environment, especially with the trucking industry, and are always seeking ways to improve safety, cost and reliability. New technologies offered by Wabtec and others in the industry can provide some of these benefits. Demand for our freight related products and services in North America is driven by a number of factors, including rail traffic, and production of new locomotives and new freight cars. In the U.S., the passenger transit industry is dependent largely on funding from federal, state and local governments, and from fare box revenues. Demand for North American passenger transit products is driven by a number of factors, including government funding, deliveries of new subway cars and buses, and ridership. The U.S. federal government provides money to local transit authorities, primarily to fund the purchase of new equipment and infrastructure for their transit systems.

Growth in the Asia Pacific market has been driven mainly by the continued urbanization of China and India, and by investments in freight rail rolling stock and infrastructure in Australia to serve its mining and natural resources markets. India is making significant investments in rolling stock and infrastructure to modernize its rail system; for example, the country has awarded a 1,000-unit locomotive order to a U.S. manufacturer. UNIFE expected the increased spending in India to offset decreased spending on very-high-speed rolling stock in China.

Other key geographic markets include Russia-CIS and Africa-Middle East. With about 1.4 million freight cars and about 20,000 locomotives, Russia-CIS is among the largest freight rail markets in the world, and it’s expected to invest in both freight and transit rolling stock. PRASA, the Passenger Rail Agency of South Africa, is expected to continue to invest in new transit cars and new locomotives. According to UNIFE, emerging markets were expected to grow at above-average rates as global trade led to increased freight volumes and urbanization led to increased demand for efficient mass-transportation systems. As this growth occurs, Wabtec expects to have additional opportunities to provide products and services in these markets.

In its study, UNIFE also said it expected increased investment in digital tools for data and asset management, and in rail control technologies, both of which would improve efficiency in the global rail industry. UNIFE said data-driven asset management tools have the potential to reduce equipment maintenance costs and improve asset utilization, while rail control technologies have been focused on increasing track capacity, improving operational efficiency and ensuring safer railway traffic. Wabtec offers products and services to help customers make ongoing investments in these initiatives.

In 2018 and beyond, general global economic and market conditions will have an impact on our sales and operations. To the extent that these factors cause instability of capital markets, shortages of raw materials or component parts, longer sales cycles, deferral or delay of customer orders or an inability to market our products effectively, our business and results of operations could be materially adversely affected. In addition, we face risks associated with our four-point growth strategy including the level of investment that customers are willing to make in new technologies developed by the industry and the Company, and risks inherent in global expansion. When necessary, we will modify our financial and operating strategies to reflect changes in market conditions and risks.

ACQUISITION OF FAIVELEY TRANSPORT S.A.

On November 30, 2016, the Company acquired majority ownership of Faiveley Transport S.A. (“Faiveley Transport”) under the terms of a Share Purchase Agreement (“Share Purchase Agreement”). Faiveley Transport

is a leading global provider of value-added, integrated systems and services for the railway industry with annual sales of about $1.2 billion and more than 5,700 employees in 24 countries. Faiveley Transport supplies railway manufacturers, operators and maintenance providers with a range of value-added, technology-based systems and services in Energy & Comfort (air conditioning, power collectors and converters, and passenger information), Access & Mobility (passenger access systems and platform doors), and Brakes and Safety (braking systems and couplers). The transaction was structured as a step acquisition as follows:

•	On November 30, 2016, the Company acquired majority ownership of Faiveley Transport, after completing the purchase of the Faiveley family’s ownership interest under the terms of the Share Purchase Agreement, which directed the Company to pay €100 per share of Faiveley Transport, payable between 25% and 45% in cash at the election of those shareholders and the remainder payable in Wabtec stock. The Faiveley family’s ownership interest acquired by the Company represented approximately 51% of outstanding share capital and approximately 49% of the outstanding voting shares of Faiveley Transport. Upon completion of the share purchase under the Share Purchase Agreement, Wabtec commenced a tender offer for the remaining publicly traded Faiveley Transport shares. The public shareholders had the option to elect to receive €100 per share in cash or 1.1538 shares of Wabtec common stock per share of Faiveley Transport. The common stock portion of the consideration was subject to a cap on issuance of Wabtec common shares that was equivalent to the rates of cash and stock elected by the 51% owners.
•	On February 3, 2017, the initial cash tender offer was closed, which resulted in the Company acquiring approximately 27% of additional outstanding share capital and voting rights of Faiveley Transport for approximately $411.8 million in cash and $25.2 million in Wabtec stock. After the initial cash tender offer, the Company owned approximately 78% of outstanding share capital and 76% of voting rights.
•	On March 6, 2017, the final cash tender offer was closed, which resulted in the Company acquiring approximately 21% of additional outstanding share capital and 22% of additional outstanding voting rights of Faiveley Transport for approximately $303.2 million in cash and $0.3 million in Wabtec stock. After the final cash tender offer, the Company owned approximately 99% of the share capital and 98% of the voting rights of Faiveley Transport.
•	On March 21, 2017, a mandatory squeeze-out procedure was finalized, which resulted in the Company acquiring the Faiveley Transport shares not tendered in the offers for approximately $17.5 million in cash. This resulted in the Company owning 100% of the share capital and voting rights of Faiveley Transport.

As of November 30, 2016, the date the Company acquired 51% of the share capital and 49% of the voting interest in Faiveley Transport, Faiveley Transport was consolidated under the variable interest entity model as the Company concluded that it was the primary beneficiary of Faiveley Transport as it then possessed the power to direct the activities of Faiveley Transport that most significantly impact its economic performance and it then possessed the obligation and right to absorb losses and benefits from Faiveley Transport.

The purchase price paid for 100% ownership of Faiveley Transport was $1,507 million. The $744.7 million included as deposits in escrow on the consolidated balance sheet at December 31, 2016 was cash designated for use as consideration for the tender offers.

RESULTS OF OPERATIONS

The following table shows our Consolidated Statements of Operations for the years indicated.

	Year Ended December 31,
In thousands	2017	2016	2015
Net sales	$3,881,756	$2,931,188	$3,307,998
Cost of sales	(2,816,443)	(2,006,949)	(2,260,182)
Gross profit	1,065,313	924,239	1,047,816
Selling, general and administrative expenses	(512,552)	(373,559)	(346,086)
Engineering expenses	(95,166)	(71,375)	(71,213)
Amortization expense	(36,516)	(22,698)	(21,663)
Total operating expenses	(644,234)	(467,632)	(438,962)
Income from operations	421,079	456,607	608,854
Interest expense, net	(77,884)	(50,298)	(27,254)
Other (expense) income, net	8,868	6,528	3,768
Income from operations before income taxes	352,063	412,837	585,368
Income tax expense	(89,773)	(99,433)	(186,740)
Net income	262,290	313,404	398,628
Net income attributable to noncontrolling interest	(29)	(8,517)	—
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628

2017 COMPARED TO 2016

The following table summarizes the results of operations for the period:

	For the year ended December 31,
In thousands	2017	2016	Percent Change
Freight Segment	$1,396,588	$1,543,098	(9.5)%
Transit Segment	2,485,168	1,388,090	79.0%
Net sales	3,881,756	2,931,188	32.4%
Income from operations	421,079	456,607	(7.8)%
Net income attributable to Wabtec shareholders	$262,261	$304,887	(14.0)%

The following table shows the major components of the change in sales in 2017 from 2016:

In thousands	Freight Segment	Transit Segment	Total
2016 Net Sales	$1,543,098	$1,388,090	$2,931,188
Acquisitions	148,122	1,035,061	1,183,183
Change in Sales by Product Line:
Specialty Products & Electronics	(164,532)	8,502	(156,030)
Remanufacturing, Overhaul & Build	(79,129)	10,548	(68,581)
Brake Products	(51,595)	2,473	(49,122)
Other	(480)	1,397	917
Transit Products	—	45,462	45,462
Foreign exchange	1,104	(6,365)	(5,261)
2017 Net Sales	$1,396,588	$2,485,168	$3,881,756

Net sales increased by $950.6 million to $3,881.8 million in 2017 from $2,931.2 million in 2016. The increase is due to sales from acquisitions of $1,183.2 million with the majority related to the Faiveley Transport acquisition. This increase was partially offset by a $156.0 million decrease for Specialty Products and Electronics due to lower demand for freight original equipment rail products and train control and signaling products and services, a $68.6 million decrease for Remanufacturing, Overhaul and Build primarily due to the absence of a large locomotive rebuild contract that completed in 2016, and a $49.1 million decrease for Brake products due to lower demand for original equipment brakes from freight and transit customers. Unfavorable foreign exchange decreased sales $5.3 million.

Freight Segment sales decreased by $146.5 million, or 9.5%, primarily due to a $164.5 million decrease for Specialty Products and Electronics sales from lower demand for freight original equipment rail products and train control and signaling products attributable to lower freight car and locomotive builds, a decrease of $79.1 million for Remanufacturing, Overhaul and Build sales due to a large locomotive rebuild contract that was completed in 2016, and a $51.6 million decrease in Brake Products sales from lower demand for original equipment brakes and aftermarket services. Acquisitions increased sales by $148.1 million and favorable foreign exchange increased sales by $1.1 million.

Transit Segment sales increased by $1,097.1 million, or 79.0%, primarily due to an increase in sales from acquisitions of $1,035.1 million with the majority related to the Faiveley Transport acquisition. Additionally, Transit Products sales increased $45.5 million from increased demand in original train doors, air conditioning systems, and other transit electronics, Overhaul & Build sales increased $10.5 million due to an increase in transit overhaul demand, and Specialty Products & Electronics sales increased $8.5 million due to increased demand for transit train control and signaling products and services. Unfavorable foreign exchange decreased sales by $6.4 million.

Cost of Sales and Gross Profit The following table shows the major components of cost of sales for the periods indicated:

	Twelve Months Ended December 31, 2017
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$526,727	37.7%	$1,123,571	45.2%	$1,650,298	42.5%
Labor	186,863	13.4%	339,110	13.6%	525,973	13.5%
Overhead	233,786	16.7%	341,389	13.7%	575,175	14.8%
Other/Warranty	7,148	0.5%	57,849	2.3%	64,997	1.7%
Total cost of sales	$954,524	68.3%	$1,861,919	74.8%	$2,816,443	72.5%
	Twelve Months Ended December 31, 2016
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$590,876	38.3%	$587,516	42.3%	$1,178,392	40.2%
Labor	176,518	11.4%	170,481	12.3%	346,999	11.8%
Overhead	242,956	15.7%	213,821	15.4%	456,777	15.6%
Other/Warranty	5,575	0.4%	19,206	1.4%	24,781	0.8%
Total cost of sales	$1,015,925	65.8%	$991,024	71.4%	$2,006,949	68.4%

Cost of sales increased by $809.5 million to $2,816.4 million in 2017 compared to $2,006.9 million in the same period of 2016. For the twelve months ended 2017, cost of sales as a percentage of sales was 72.5% compared to 68.4% in the same period of 2016. The increase as a percentage of sales is due to product mix largely attributable to higher transit segment sales due to acquisitions, along with an unfavorable product mix within the freight segment. Also contributing to the increase were higher project adjustments of $44.5 million recorded on certain existing contracts and $11.8 million of restructuring and integration costs related to recent acquisitions.

Freight Segment cost of sales increased 2.5% as a percentage of sales to 68.3% in 2017 compared to 65.8% for the same period of 2016. The increase is primarily related to lower demand for freight original equipment rail products and train control and signaling products and services which typically offer a higher margin, higher project adjustments of $6.9 million on certain existing contracts related to labor, material and warranty costs, and $4.5 million of restructuring and integration costs related to recent acquisitions.

Transit Segment cost of sales increased 3.4% as a percentage of sales to 74.8% in 2017 compared to 71.4% for the same period in 2016. The increase is primarily related to product mix largely attributable to the acquisition of Faiveley Transport, which has lower overall margins and higher project adjustments of $37.6 million on certain existing contracts primarily related to material and warranty costs and $7.3 million of restructuring and integration costs related to recent acquisitions.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $50.4 million in 2017 compared to $28.9 million in 2016. The increase in warranty expense is primarily related to the increase in sales and the contract adjustments noted above.

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2017	Percentage of Sales	2016	Percentage of Sales
Selling, general and administrative expenses	$512,552	13.2%	$373,559	12.7%
Engineering expenses	95,166	2.5%	71,375	2.4%
Amortization expense	36,516	0.9%	22,698	0.8%
Total operating expenses	$644,234	16.6%	$467,632	15.9%

Total operating expenses were 16.6% and 15.9% of sales for 2017 and 2016, respectively. Selling, general, and administrative expenses increased $139.0 million, or 37.2%, primarily due to $174.7 million in incremental expense from acquisitions partially offset by lower costs due to cost saving initiatives and lower organic sales volumes. Engineering expense increased $23.8 million or 33.3% primarily due to additional expenses from acquisitions and remained a relatively consistent as a percentage of sales. Amortization expense increased $13.8 million due to amortization of intangibles associated with new acquisitions.

The following table shows our segment operating expenses:

	For the year ended December 31,
In thousands	2017	2016	Percent Change
Freight Segment	$177,787	$183,595	(3.2)%
Transit Segment	435,031	226,497	92.1%
Corporate	31,416	57,540	(45.4)%
Total operating expenses	$644,234	$467,632	37.8%

Freight Segment operating expenses decreased $5.8 million, or 3.2%, in 2017 and increased 80 basis points to 12.7% of sales. The decrease is primarily attributable to reduced sales volumes and realized benefits associated with the cost saving initiatives undertaken in 2017 partially offset by $19.7 million of incremental operating expenses from acquisitions and $3.2 million related to integration and restructuring costs.

Transit Segment operating expenses increased $208.5 million, or 92.1%, in 2017 and increased 120 basis points to 17.5% of sales. The increase is primarily related to $191 million of incremental operating expenses related to acquisitions and $20 million related to integration and restructuring costs related to recent acquisitions.

Corporate non-allocated operating expenses decreased $26.1 million in 2017 primarily due to a decrease in Faiveley Transport transaction and integration costs as well as benefits from cost savings initiatives undertaken in 2017 and 2016.

Interest expense, net Overall interest expense, net, increased $27.6 million in 2017 due to a higher overall debt balance in 2017 compared to 2016, primarily related to the Faiveley Transport acquisition and higher interest rates.

Other (expense) income, net Other income, net, increased $2.3 million to $8.9 million for 2017, compared to 2016 primarily due to an increase in equity income earned on unconsolidated subsidiaries.

Income taxes The effective income tax rate was 25.5% and 24.1% in 2017 and 2016, respectively. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “U.S. tax reform bill”). On December 23, 2017, the French government enacted the Finance Act for 2018 and it was published in the Official Bulletin on December 31, 2017. As a result, tax expense increased by $55.0 million related to the U.S. tax reform bill, see Note 10 of “Notes to Consolidated Financial Statements” included in Part IV, Item 8 of this report for further explanation. This was offset by decreases of $50.7 million primarily due to the revaluation of the net U.S. and French deferred tax liabilities as a result of the tax law enactments and the result of a lower earnings mix in higher tax rate jurisdictions. The net favorable deferred tax benefits related to the adjustment of deferred tax liabilities which had originally been established in prior periods.

2016 COMPARED TO 2015

The following table summarizes the results of operations for the period:

	For the year ended December 31,
In thousands	2016	2015	Percent Change
Freight Segment	$1,543,098	$2,054,715	(24.9)%
Transit Segment	1,388,090	1,253,283	10.8%
Net sales	2,931,188	3,307,998	(11.4)%
Income from operations	456,607	608,854	(25.0)%
Net income attributable to Wabtec shareholders	$304,887	$398,628	(23.5)%

The following table shows the major components of the change in sales in 2016 from 2015:

In thousands	Freight Segment	Transit Segment	Total
2015 Net Sales	$2,054,715	$1,253,283	$3,307,998
Acquisition	55,097	134,095	189,192
Change in Sales by Product Line:
Specialty Products & Electronics	(438,285)	35,611	(402,674)
Remanufacturing, Overhaul & Build	(33,700)	22,743	(10,957)
Brake Products	(50,665)	(4,442)	(55,107)
Transit Products	—	656	656
Other	(26,908)	57	(26,851)
Foreign exchange	(17,156)	(53,913)	(71,069)
2016 Net Sales	$1,543,098	$1,388,090	$2,931,188

Net sales decreased by $376.8 million to $2,931.2 million in 2016 from $3,308.0 million in 2015. The decrease is primarily due to lower sales for Specialty Products and Electronics of $402.7 million and lower Brake Products sales of $55.1 million due to decreased demand for freight products attributable to lower freight car and locomotive builds, and train control and signaling products and services, and lower Other Products sales of $26.9 million from decreased demand for freight spare part kits. Acquisitions increased sales $189.2 million and unfavorable foreign exchange decreased sales $71.1 million.

Freight Segment sales decreased by $511.6 million, or 24.9%, primarily due to a $438.3 million decrease for Specialty Products and Electronics sales from lower demand for freight original equipment rail products and train control and signaling products attributable to lower freight car and locomotive builds, a decrease of $50.7 million for Brake Products sales from lower demand for original equipment brakes and aftermarket services, a decrease of $33.7 million for Remanufacturing, Overhaul and Build sales due to a large locomotive rebuild contract that completed in 2016, and a decrease of $26.9 million for Other Product sales from decreased demand for freight spare part kits. Acquisitions increased sales by $55.1 million and unfavorable foreign exchange decreased sales by $17.2 million.

Transit Segment sales increased by $134.8 million, or 10.8%, primarily due to a $35.6 million increase for Specialty Products and Electronics from higher demand for original equipment conduction systems and current collectors, and an increase of $22.7 million for Remanufacturing, Overhaul and Build sales from higher demand for aftermarket locomotive builds. Acquisitions increased sales by $134.1 million and unfavorable foreign exchange decreased sales by $53.9 million.

Cost of Sales and Gross Profit The following table shows the major components of cost of sales for the periods indicated:

	Twelve Months Ended December 31, 2016
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$590,876	38.3%	$587,516	42.3%	$1,178,392	40.2%
Labor	176,518	11.4%	170,481	12.3%	346,999	11.8%
Overhead	242,956	15.7%	213,821	15.4%	456,777	15.6%
Other/Warranty	5,575	0.4%	19,206	1.4%	24,781	0.8%
Total cost of sales	$1,015,925	65.8%	$991,024	71.4%	$2,006,949	68.4%
	Twelve Months Ended December 31, 2015
In thousands	Freight	Percentage of Sales	Transit	Percentage of Sales	Total	Percentage of Sales
Material	$854,728	41.6%	$531,152	42.4%	$1,385,880	41.9%
Labor	219,495	10.7%	156,357	12.5%	375,852	11.4%
Overhead	282,132	13.7%	182,501	14.6%	464,633	14.0%
Other/Warranty	5,926	0.3%	27,891	2.2%	33,817	1.0%
Total cost of sales	$1,362,281	66.3%	$897,901	71.7%	$2,260,182	68.3%

Cost of sales decreased by $253.2 million to $2,006.9 million in 2016 compared to $2,260.2 million in the same period of 2015. For the twelve months ended 2016, cost of sales as a percentage of sales was 68.4% compared to 68.3% in the same period of 2015.

Freight Segment cost of sales decreased 0.5% as a percentage of sales to 65.8% in 2016 compared to 66.3% for the same period of 2015. The decrease as a percentage of sales is primarily related to sales with lower material content, lower overall material costs due to ongoing sourcing efforts, and decreases in various commodity prices partially offset by an increase in overhead costs as a percentage of sales which is primarily due to certain fixed overhead costs.

Transit Segment cost of sales decreased 0.3% as a percentage of sales to 71.4% in 2016 compared to 71.7% for the same period in 2015. The decrease is primarily due to better margin performance from prior year acquisitions and ongoing sourcing savings. These benefits were partially offset by $13.8 million of costs related to adjustments on certain long-term contracts.

Included in cost of sales is warranty expense. The provision for warranty expense is generally established for specific losses, along with historical estimates of customer claims as a percentage of sales, which can cause variability in warranty expense between quarters. Warranty expense was $28.9 million in 2016 compared to $35.4 million in 2015.

Operating expenses The following table shows our operating expenses:

	For the year ended December 31,
In thousands	2016	Percentage of Sales	2015	Percentage of Sales
Selling, general and administrative expenses	$373,559	12.7%	$346,086	10.5%
Engineering expenses	71,375	2.4%	71,213	2.2%
Amortization expense	22,698	0.8%	21,663	0.7%
Total operating expenses	$467,632	15.9%	$438,962	13.4%

Total operating expenses were 15.9% and 13.4% of sales for 2016 and 2015, respectively. Selling, general, and administrative expenses increased $27.5 million, or 7.9%, primarily due to $38.9 million of costs related to the Faiveley acquisition and $5.4 million in costs related to restructuring activity. These costs were partially offset by lower incentive and non-cash compensation expense and the effects of foreign exchange. Engineering expense was consistent with the prior year. Amortization expense increased $1.0 million due to amortization of intangibles associated with acquisitions.

The following table shows our segment operating expenses:

	For the year ended December 31,
In thousands	2016	2015	Percent Change
Freight Segment	$183,595	$208,129	(11.8)%
Transit Segment	226,497	204,772	10.6%
Corporate	57,540	26,061	120.8%
Total operating expenses	$467,632	$438,962	6.5%

Freight Segment operating expenses decreased $24.5 million, or 11.8%, in 2016 and increased 180 basis points to 11.9% of sales. The decrease is primarily attributable to reduced sales volumes and realized benefits associated with the cost saving initiatives undertaken in 2016 partially offset by $8.8 million of incremental operating expenses from acquisitions.

Transit Segment operating expenses increased $21.7 million, or 10.6%, in 2016 and remained a consistent 16.3% of sales. The increase is primarily related to $26.2 million of incremental operating expenses related to acquisitions and $7.1 million related to the Faiveley Transport transaction. This increase is partially offset by lower operating expenses due to foreign exchange.

Corporate non-allocated operating expenses increased $31.5 million in 2016 primarily due to $31.8 million of costs related to the Faiveley acquisition partially offset by realized benefits from cost saving initiatives in 2016.

Interest expense, net Overall interest expense, net, increased $23.0 million in 2016 due to a higher overall debt balance in 2016 compared to 2015, primarily related to the Faiveley Transport acquisition and $14.9 million of debt refinancing costs. Refer to Note 8 of “Notes to Condensed Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional information on debt.

Other (expense) income, net Other income, net, increased $2.8 million to $6.5 million for 2016, compared to 2015 primarily due to foreign exchange adjustments.

Income taxes The effective income tax rate was 24.1% and 31.9% in 2016 and 2015, respectively. The decrease in the effective rate is primarily the result of an enacted tax rate change which reduces the corporate income tax rate in France and a higher earnings mix in lower tax rate jurisdictions, partially offset by 2016 transaction charges related to the acquisition of Faiveley Transport that are not deductible.

Liquidity and Capital Resources

Liquidity is provided by operating cash flow and borrowings under the Company’s unsecured credit facility with a consortium of commercial banks. The following is a summary of selected cash flow information and other relevant data:

	For the year ended December 31,
In thousands	2017	2016	2015
Cash provided by (used for):
Operating activities	$188,811	$450,530	$450,844
Investing activities	(1,033,474)	(232,966)	(177,194)
Financing activities:
Proceeds from debt	1,216,740	1,875,000	787,400
Payments of debt	(1,269,537)	(1,102,748)	(612,680)
Stock repurchases	—	(212,176)	(387,787)
Cash dividends	(42,218)	(32,430)	(26,963)
Other	(2,416)	(4,675)	(11,468)

Operating activities. Cash provided by operations in 2017 was $188.8 million compared with $450.5 million in 2016. In comparison to 2016, cash provided by operations decreased due to unfavorable working capital performance and lower net income of $51.1 million. The major components of working capital were as follows: an unfavorable change of $88.4 million in accounts receivable primarily due to higher sales, an unfavorable change in accounts payable of $72.8 million due to the timing of payments to suppliers, an unfavorable change of $25.4 million in other assets and liabilities primarily due to an unfavorable change in accrued liabilities due to payments related to contract liabilities, accrued expenses, and acquisition costs in 2017, and an unfavorable change in inventory of $54.3 million due to efforts to ramp up production in anticipation of stronger product demand in 2018.

Cash provided by operations in 2016 was $450.5 million compared with $450.8 million in 2015. In comparison to 2015, cash provided by operations in 2016 changed due to favorable working capital requirements partially offset by lower operating results. The favorable working capital requirements primarily related to a $57.7 million favorable change in accounts payable principally due to the timing of payments, $25.2 million favorable change in inventory driven by successful efforts to control the amount of inventory on hand. These favorable changes in working capital were partially offset by an unfavorable change in accrued income taxes of $33.5 million driven by lower income taxes owed at the end of 2016 given the decrease in pretax income.

Investing activities. In 2017, 2016 and 2015, cash used in investing activities was $1,033.5 million, $233.0 million and $177.2 million, respectively. The major components of the cash outflow in 2017 were planned additions to property, plant, and equipment of $89.5 million for continued investments in our facilities and manufacturing processes and $945.3 million in net cash paid for acquisitions, primarily related to the acquisition of Faiveley Transport. This compares to $50.2 million for property, plant, and equipment and $183.1 million in net cash paid for acquisitions in 2016. In 2015, $49.4 million of cash was used to purchase property, plant, and equipment and net cash paid for acquisitions was $129.6 million. Refer to Note 3 of “Notes to Condensed Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional information on acquisitions.

Financing activities. In 2017, cash used for financing activities was $97.4 million, which included $1,216.7 million in proceeds from the revolving credit facility, $1,269.5 million in repayments of debt, and $42.2 million of dividend payments. In 2016, cash provided by financing activities was $523.0 million, which included $1,125.0 million in proceeds from the revolving credit facility debt, $770.0 million of repayments of debt on the revolving credit facility, $332.7 million in repayments of other debt, which was primarily driven by repayments of debt acquired from the purchase of Faiveley Transport, $750.0 million of new borrowings on the 2026 Senior Notes, $32.4 million of dividend payments and $212.2 million of Wabtec stock repurchases.

The following table shows outstanding indebtedness at December 31, 2017 and 2016:

	December 31,
In thousands	2017	2016
3.45% Senior Notes due 2026, net of unamortized debt issuance costs of $2,345 and $2,526	$747,655	$747,474
4.375% Senior Notes due 2023, net of unamortized discount and debt issuance costs of $1,433 and $1,690	248,567	248,310
Revolving Credit Facility and Term Loan, net of unamortized debt issuance costs of $2,451 and $3,850	853,124	796,150
Schuldschein Loan	11,998	98,671
Other Borrowings	6,860	1,153
Capital Leases	2,324	1,018
Total	1,870,528	1,892,776
Less - current portion	47,225	129,809
Long-term portion	$1,823,303	$1,762,967

Wabtec’s acquisition of the controlling stake of Faiveley Transport triggered the early repayment of a syndicated loan and the mandatory offer to investors to repay the US and Schuldschein private placements. Both the syndicated loan and US private placements were repaid in full in December 2016.

3.45% Senior Notes Due 2026

In October 2016, the Company issued $750.0 million of Senior Notes due 2026 (the “2016 Notes”). The 2016 Notes were issued at 99.965% of face value. Interest on the 2016 Notes accrues at a rate of 3.45% per annum and is payable semi-annually on May 15 and November 15 of each year. The proceeds were used to finance the cash portion of the Faiveley Transport acquisition, refinance Faiveley Transport’s indebtedness, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.7 million of deferred financing costs related to the issuance of the 2016 Notes.

The 2016 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2016 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2016 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

4.375% Senior Notes Due 2023

In August 2013, the Company issued $250.0 million of Senior Notes due 2023 (the “2013 Notes”). The 2013 Notes were issued at 99.879% of face value. Interest on the 2013 Notes accrues at a rate of 4.375% per annum and is payable semi-annually on February 15 and August 15 of each year. The proceeds were used to repay debt outstanding under the Company’s existing credit agreement, and for general corporate purposes. The principal balance is due in full at maturity. The Company incurred $2.6 million of deferred financing costs related to the issuance of the 2013 Notes.

The 2013 Notes are senior unsecured obligations of the Company and rank pari passu with all existing and future senior debt and senior to all existing and future subordinated indebtedness of the Company. The indenture under which the 2013 Notes were issued contains covenants and restrictions which limit among other things, the following: the incurrence of indebtedness, payment of dividends and certain distributions, sale of assets, change in control, mergers and consolidations and the incurrence of liens.

The Company is in compliance with the restrictions and covenants in the indenture under which the 2013 Notes were issued and expects that these restrictions and covenants will not be any type of limiting factor in executing our operating activities.

2018 Refinancing Credit Agreement

On June 8, 2018, the Company entered into a credit agreement (the “2018 Refinancing Credit Agreement”), which replaced the Company’s then-existing “2016 Refinancing Credit Agreement.” As part of the 2018 Refinancing Credit Agreement, the Company entered into (i) a $1.2 billion revolving credit facility (the “Revolving Credit Facility”), which replaced the Company’s revolving credit facility under the 2016 Refinancing Credit Agreement, and includes a letter of credit sub-facility of up to $450.0 million and a swing line sub-facility of $75.0 million, (ii) a $350.0 million term loan (the “Refinancing Term Loan”), which refinanced the term loan under the 2016 Refinancing Credit Agreement, and (iii) a new $400.0 million delayed draw term loan (the “Delayed Draw Term Loan”). The 2018 Refinancing Credit Agreement also provides for a bridge loan facility (the “Bridge Loan Facility”) in an amount not to exceed $2.5 billion, such facility to become effective at the Company’s request. Commitments in respect of the Bridge Loan Facility will be reduced by any alternative financing (including any other loans or any long-term notes) that the Company arranges prior to the Direct Sale, subject to customary exceptions. In addition, the 2018 Refinancing Credit Agreement contains an uncommitted accordion feature allowing the Company to request, in an aggregate amount not to exceed $600.0 million, increases to the borrowing commitments under the Revolving Credit Facility or a new incremental term loan commitment.

The Revolving Credit Facility matures on June 8, 2023 and is unsecured. The Refinancing Term Loan matures on June 8, 2021 and is unsecured. The Delayed Draw Term Loan matures on the third anniversary of the date on which it is borrowed and is unsecured. The Bridge Loan Facility, if used, will mature on the date set forth in the definitive documentation for the Bridge Loan Facility and is unsecured. The applicable interest rate for borrowings under the 2018 Refinancing Credit Agreement includes interest rate spreads based on the lower of the pricing corresponding to (i) the Company’s ratio of total debt (less unrestricted cash up to $300.0 million) to EBITDA (“Leverage Ratio”) or (ii) the Company’s public rating, in each case that range between 1.000% and 1.875% for LIBOR/CDOR-based borrowings and 0.000% and 0.875% for Alternate Base Rate based borrowings. The obligations of the Company under the 2018 Refinancing Credit Agreement have been guaranteed by certain of the Company’s subsidiaries.

The 2018 Refinancing Credit Agreement contains customary representations and warranties by the Company and its subsidiaries, including customary use of materiality, material adverse effect, and knowledge qualifiers. The Company and its subsidiaries are also subject to (i) customary affirmative covenants that impose certain reporting obligations on the Company and its subsidiaries and (ii) customary negative covenants, including limitations on: indebtedness; liens; restricted payments; fundamental changes; business activities; transactions with affiliates; restrictive agreements; changes in fiscal year; and use of proceeds. In addition, the Company is required to maintain (i) an Interest Coverage ratio at least 3.00 to 1.00 over each period of four consecutive fiscal quarters ending on the last day of a fiscal quarter and (ii) a Leverage Ratio, calculated as of the last day of a fiscal quarter for a period of four consecutive fiscal quarters, of 3.25 to 1.00 or less; provided that, in the event the Company completes the Direct Sale and the Merger or any other material acquisition in which the cash consideration paid exceeds $500.0 million, the maximum Leverage Ratio permitted will be (x) 3.75 to 1.00 at the end of the fiscal quarter in which such acquisition is consummated and each of the three fiscal quarters immediately following such fiscal quarter and (y) 3.50 to 1.00 at the end of each of the fourth and fifth full fiscal quarters after the consummation of such acquisition. The Company is in compliance with the restrictions and covenants of the 2018 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing its operating activities.

2016 Refinancing Credit Agreement

On June 22, 2016, the Company amended its existing revolving credit facility with a consortium of commercial banks. This “2016 Refinancing Credit Agreement” provides the Company with a $1.2 billion, 5 year revolving credit facility and a $400.0 million delayed draw term loan (the “Term Loan”). The Company incurred approximately $3.3 million of deferred financing cost related to the 2016 Refinancing Credit Agreement. The facility expires on June 22, 2021. The 2016 Refinancing Credit Agreement borrowings bear variable interest rates indexed as described below. At December 31, 2017, the Company had available bank borrowing capacity, net of $35.4 million of letters of credit, of approximately $679.0 million, subject to certain financial covenant restrictions.

The Term Loan was drawn on November 25, 2016. The Company incurred a 10 basis point commitment fee from June 22, 2016 until the initial draw on November 25, 2016.

Under the 2016 Refinancing Credit Agreement, the Company may elect a Base Rate of interest for U.S. Dollar denominated loans or, for certain currencies, an interest rate based on the London Interbank Offered Rate (“LIBOR”) of interest, or other rates appropriate for such currencies (in any case, “the Alternate Rate”). The Base Rate adjusts on a daily basis and is the greater of the Federal Funds Effective Rate plus 0.50% per annum, the PNC, N.A. prime rate or the Daily LIBOR Rate plus 100 basis points, plus a margin that ranges from 0 to 75 basis points. The Alternate Rate is based on the quoted rates specific to the applicable currency, plus a margin that ranges from 75 to 175 basis points. Both the Base Rate and Alternate Rate margins are dependent on the Company’s consolidated total indebtedness to EBITDA ratios. The initial Base Rate margin is 0 basis points and the Alternate Rate margin is 175 basis points.

At December 31, 2016, the weighted average interest rate on the Company’s variable rate debt was 2.92%. On January 12, 2012, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is July 31, 2013, and the termination date was November 7, 2016. The impact of the interest rate swap agreement converted a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value was fixed at 1.415% plus the Alternate Rate margin. On June 5, 2014, the Company entered into a forward starting interest rate swap agreement with a notional value of $150.0 million. The effective date of the interest rate swap agreement is November 7, 2016, and the termination date is December 19, 2018. The impact of the interest rate swap agreement converts a portion of the Company’s outstanding debt from a variable rate to a fixed-rate borrowing. During the term of the interest rate swap agreement the interest rate on the notional value will be fixed at 2.56% plus the Alternate Rate margin. As for these agreements, the Company is exposed to credit risk in the event of nonperformance by the counterparties. However, since only the cash interest payments are exchanged, exposure is significantly less than the notional amount. The counterparties are large financial institutions with excellent credit ratings and history of performance. The Company currently believes the risk of nonperformance is negligible.

The 2016 Refinancing Credit Agreement limits the Company’s ability to declare or pay cash dividends and prohibits the Company from declaring or making other distributions, subject to certain exceptions. The 2016 Refinancing Credit Agreement contains various other covenants and restrictions including the following limitations: incurrence of additional indebtedness; mergers, consolidations, sales of assets and acquisitions; additional liens; sale and leasebacks; permissible investments, loans and advances; certain debt payments; and imposes a minimum interest expense coverage ratio of 3.0 and a maximum debt to EBITDA ratio of 3.25. The Company is in compliance with the restrictions and covenants of the 2016 Refinancing Credit Agreement and does not expect that these measurements will limit the Company in executing our operating activities.

Schuldschein Loan, Due 2016

In conjunction with the acquisition of Faiveley Transport, Wabtec acquired $137.2 million of a Schuldshein private placement loan which was originally issued by Faiveley Transport on March 5, 2014 in Germany, in which approximately 20 international investors participated. This loan is denominated in euros. Subsequent to the acquisition of Faiveley Transport, the Company repaid $125.3 million of the outstanding Schuldschein loan. The remaining balance of $12.0 million as of December 31, 2017 matures on March 5, 2024 and bears a fixed rate of 4.00%.

Contractual Obligations and Off-Balance Sheet Arrangements

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and has certain contingent commitments such as debt guarantees. The Company has grouped these contractual obligations and off-balance sheet arrangements into operating activities, financing activities, and investing activities in the same manner as they are classified in the Statement of Consolidated Cash Flows to provide a better understanding of the nature of the obligations and arrangements and to provide a basis for comparison to historical information. The table below provides a summary of contractual obligations and off-balance sheet arrangements as of December 31, 2017:

In thousands	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating activities:
Purchase obligations(1)	$148,598	$22,871	$64,661	$17,850	$43,216
Operating leases(2)	187,406	31,647	53,024	36,694	66,041
Pension benefit payments(3)	174,551	15,651	32,185	34,622	92,093
Postretirement benefit payments(4)	11,371	1,254	2,455	2,354	5,308
Financing activities:
Interest payments(5)	365,772	62,573	104,500	89,582	109,117
Long-term debt(6)	1,870,528	47,225	331,460	483,587	1,008,256
Dividends to shareholders(7)	46,096	46,096	—	—	—
Other:
Standby letters of credit(8)	36,803	12,704	4,314	16,690	3,095
Total	$2,841,125	$240,021	$592,599	$681,379	$1,327,126
(1)	Purchase obligations represent non-cancelable contractual obligations at December 31, 2017. In addition, the Company had $368.3 million of open purchase orders for which the related goods or services had not been received. Although open purchase orders are considered enforceable and legally binding, their terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.
(2)	Future minimum payments for operating leases are disclosed by year in Note 14 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

(3)	Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Pension benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets and rate of compensation increases. The Company expects to contribute about $7.3 million to pension plan investments in 2018. See further disclosure in Note 9 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(4)	Annual payments to participants are expected to continue into the foreseeable future at the amounts or ranges noted. Postretirement payments are based on actuarial estimates using current assumptions for discount rates and health care costs. See further disclosure in Note 9 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(5)	Interest payments are payable May and November of each year at 3.45% of $750 million Senior Notes due in 2026. Interest payments are payable February and August of each year at 4.375% of $250 million Senior Notes due in 2023. Interest payments for the Revolving Credit Facility and Capital Leases are based on contractual terms and the Company’s current interest rates.
(6)	Scheduled principal repayments of outstanding loan balances are disclosed in Note 8 of the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.
(7)	Shareholder dividends are subject to approval by the Company’s Board of Directors, currently at an annual rate of approximately $46.1 million.
(8)	The $36.8 million of standby letters of credit is comprised of $35.3 million in outstanding letters of credit for performance and bid bond purposes and $1.5 million in interest, which expire in various dates through 2050. Amounts include interest payments based on contractual terms and the Company’s current interest rate.

The above table does not reflect uncertain tax positions of $6.9 million, the timing of which are uncertain except for $5.2 million that may become payable during 2017. Refer to Note 10 of the “Notes to Consolidated Financial Statements” for additional information on uncertain tax positions.

Obligations for operating activities. The Company has entered into $148.6 million of material long-term non-cancelable materials and supply purchase obligations. Operating leases represent multi-year obligations for rental of facilities and equipment. Estimated pension funding and post-retirement benefit payments are based on actuarial estimates using current assumptions for discount rates, expected return on long-term assets, rate of compensation increases and health care cost trend rates. Benefits paid for pension obligations were $16.0 million and $13.3 million in 2017 and 2016, respectively. Benefits paid for post-retirement plans were $1.2 million and $0.9 million in 2017 and in 2016, respectively.

Obligations for financing activities. Cash requirements for financing activities consist primarily of long-term debt repayments, interest payments and dividend payments to shareholders. The Company has historically paid quarterly dividends to shareholders, subject to quarterly approval by our Board of Directors, currently at a rate of approximately $46.1 million annually.

The Company arranges for performance bonds to be issued by third party insurance companies to support certain long term customer contracts. At December 31, 2017, the initial value of performance bonds issued on the Company’s behalf is about $461 million.

Forward Looking Statements

We believe that all statements other than statements of historical facts included in this report, including certain statements under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure that our assumptions and expectations are correct.

These forward-looking statements are subject to various risks, uncertainties and assumptions about us, including, among other things:

Economic and industry conditions

•	prolonged unfavorable economic and industry conditions in the markets served by us, including North America, South America, Europe, Australia, Asia, and South Africa;
•	decline in demand for freight cars, locomotives, passenger transit cars, buses and related products and services;
•	reliance on major original equipment manufacturer customers;
•	original equipment manufacturers’ program delays;
•	demand for services in the freight and passenger rail industry;

•	demand for our products and services;
•	orders either being delayed, canceled, not returning to historical levels, or reduced or any combination of the foregoing;
•	consolidations in the rail industry;
•	continued outsourcing by our customers;
•	industry demand for faster and more efficient braking equipment;
•	fluctuations in interest rates and foreign currency exchange rates; or
•	availability of credit;

Operating factors

•	supply disruptions;
•	technical difficulties;
•	changes in operating conditions and costs;
•	increases in raw material costs;
•	successful introduction of new products;
•	performance under material long-term contracts;
•	labor relations;
•	the outcome of our existing or any future legal proceedings, including litigation involving our principal customers and any litigation with respect to environmental matters, asbestos-related matters, pension liabilities, warranties, product liabilities or intellectual property claims;
•	completion and integration of acquisitions, including the acquisition of Faiveley Transport; or
•	the development and use of new technology;

Competitive factors

•	the actions of competitors; or
•	the outcome of negotiations with partners, suppliers, customers or others;

Political/governmental factors

•	political stability in relevant areas of the world;
•	future regulation/deregulation of our customers and/or the rail industry;
•	levels of governmental funding on transit projects, including for some of our customers;
•	political developments and laws and regulations, including those related to Positive Train Control; or
•	federal and state income tax legislation; and
•	the outcome of negotiations with governments.

Statements in this 10-K apply only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Critical Accounting Estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires Management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Areas of uncertainty that require judgments, estimates and assumptions include the accounting for allowance for doubtful accounts, inventories, the testing of goodwill and other intangibles for impairment, warranty reserves, pensions and other postretirement benefits, stock based compensation and tax matters. Management uses historical experience and all available information to make these judgments and estimates, and actual results will inevitably differ from those estimates and assumptions that are used to prepare the Company’s financial statements at any given time. Despite these inherent limitations, Management believes that Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the financial statements and related footnotes provide a meaningful and fair perspective of the Company. A discussion of the judgments and uncertainties associated with accounting for derivatives and environmental matters can be found in Notes 2 and 17, respectively, in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report.

A summary of the Company’s significant accounting policies is included in Note 2 in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report and is incorporated by reference herein. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company’s operating results and financial condition.

Accounts Receivable and Allowance for Doubtful Accounts:

Description The Company provides an allowance for doubtful accounts to cover anticipated losses on uncollectible accounts receivable.

Judgments and Uncertainties The allowance for doubtful accounts receivable reflects our best estimate of probable losses inherent in our receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Effect if Actual Results Differ From Assumptions If our estimates regarding the collectability of troubled accounts, and/or our actual losses within our receivable portfolio exceed our historical experience, we may be exposed to the expense of increasing our allowance for doubtful accounts.

Inventories:

Description Inventories are stated at the lower of cost or market and are reviewed to ensure that an adequate provision is recognized for excess, slow moving and obsolete inventories.

Judgments and Uncertainties Cost is determined under the first-in, first-out (FIFO) method. Inventory costs include material, labor and overhead. The Company compares inventory components to prior year sales history and current backlog and anticipated future requirements. To the extent that inventory parts exceed estimated usage and demand, a reserve is recognized to reduce the carrying value of inventory. Also, specific reserves are established for known inventory obsolescence.

Effect if Actual Results Differ From Assumptions If the market value of our products were to decrease due to changing market conditions, the Company could be at risk of incurring write-downs to adjust inventory value to a market value lower than stated cost. If our estimates regarding sales and backlog requirements are inaccurate, we may be exposed to the expense of increasing our reserves for slow moving and obsolete inventory.

Goodwill and Indefinite-Lived Intangibles:

Description Goodwill and indefinite-lived intangibles are required to be tested for impairment at least annually. The Company performs its annual impairment test during the fourth quarter and more frequently when indicators of impairment are present. The Company reviews goodwill for impairment at the reporting unit level. The evaluation of impairment involves comparing the current fair value of the business to the recorded value (including goodwill).

Judgments and Uncertainties A number of significant assumptions and estimates are involved in the application of the impairment test, including the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Wabtec specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such amount.

Effect if Actual Results Differ From Assumptions Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. However, actual amounts realized may differ from those used to evaluate the impairment of goodwill. If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to impairment losses that could be material to our results of operations. For example, based on the quantitative analysis performed as of October 1, 2017, a decline in the terminal growth rate by 50 basis points would decrease fair market value by $334 million, or an increase in the weighted-average cost of capital by 100 basis points would result in a decrease in fair market value by $984 million. Even with such changes the fair value of the reporting units would be greater than their net book values, necessitating no Step 2 calculations. See Note 2 in the “Notes to Consolidated Financial Statements” included in Part IV, Item 15 of this report for additional discussion regarding impairment testing.

Warranty Reserves:

Description The Company provides warranty reserves to cover expected costs from repairing or replacing products with durability, quality or workmanship issues occurring during established warranty periods.

Judgments and Uncertainties In general, reserves are provided for as a percentage of sales, based on historical experience. In addition, specific reserves are established for known warranty issues and their estimable losses.

Effect if Actual Results Differ From Assumptions If actual results are not consistent with the assumptions and judgments used to calculate our warranty liability, the Company may be at risk of realizing material gains or losses.

Accounting for Pensions and Postretirement Benefits:

Description The Company provides pension and postretirement benefits for its employees. These amounts are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality).

Judgments and Uncertainties Significant judgments and estimates are used in determining the liabilities and expenses for pensions and other postretirement benefits. The rate used to discount future estimated liabilities is determined considering the rates available at year-end on debt instruments that could be used to settle the obligations of the plan. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. The differences between actual and expected asset returns are recognized in expense using the normal amortization of gains and losses per ASC 715.

Effect if Actual Results Differ From Assumptions If assumptions used in determining the pension and other postretirement benefits change significantly, these costs can fluctuate materially from period to period. The key assumptions in determining the pension and other postretirement expense and obligation include the discount rate, expected return on assets and health care cost trend rate. For example, a 1% decrease or increase in the discount rate used in determining the pension and postretirement expense would increase expense $1.2 million or decrease expense $1.8 million, respectively. A 1% decrease or increase in the discount rate used in determining the pension and postretirement obligation would increase the obligation $53.1 million or decrease the obligation $67.2 million, respectively. A 1% decrease or increase in the expected return on assets used in determining the pension expense would increase or decrease expense $3.0 million. If the actual asset values at December 31, 2017 had been 1% lower, the amortization of losses in the following year would decrease $0.2 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement expense would increase or decrease the expense less than $0.1 million. A 1% decrease or increase in the health care cost trend rate used in determining the postretirement obligation would increase or decrease the obligation $0.3 million.

Stock-based Compensation:

Description The Company has issued incentive stock units to eligible employees that vest upon attainment of certain cumulative three-year performance goals. The program is structured as a rolling three-year plan; each year starts a new three-year performance cycle with the most recently completed cycle being 2015-2017. No incentive stock units will vest for performance below the three-year cumulative threshold. The Company utilizes an economic profit measure for this performance goal. Economic profit is a measure of the extent to which the Company produces financial results in excess of its cost of capital. Based on the Company’s achievement of the threshold and three-year cumulative performance, the stock units vested can range from 0% to 200% of the shares granted.

Judgments and Uncertainties Significant judgments and estimates are used in determining the estimated three-year performance, which is then used to estimate the total shares expected to vest over the three year vesting cycle and corresponding expense based on the grant date fair value of the award. When determining the estimated three-year performance, the Company utilizes a combination of historical actual results, budgeted results and forecasts. In the initial grant year of a performance cycle, the Company estimates the three-year performance at 100%. As actual performance results for a cycle begin to accumulate and the Company completes its budgeting and forecasting cycles the performance estimates are updated. These judgments and estimates are reviewed and updated on a quarterly basis.

Effect if Actual Results Differ From Assumptions If assumptions used in determining the estimated three-year performance change significantly, stock-based compensation expense related to the unvested incentive stock awards can fluctuate materially from period to period. For example, a 10% decrease or increase in the estimated vesting percentage for incentive stock awards would decrease or increase stock-based compensation expense by approximately $0.7 million and $0.7 million, respectively.

Income Taxes:

Description Wabtec records an estimated liability or benefit for income and other taxes based on what it determines will likely be paid in various tax jurisdictions in which it operates in accordance with ASC 740-10 Accounting for Income Taxes and Accounting for Uncertainty in Income Taxes.

Judgments and Uncertainties The estimate of our tax obligations are uncertain because Management must use judgment to estimate the exposures associated with our various filing positions, as well as realization of our deferred tax assets. ASC 740-10 establishes a recognition and measurement threshold to determine the amount of tax benefit that should be recognized related to uncertain tax positions.

Effect if Actual Results Differ From Assumptions Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters including the resolution of the tax audits in the various affected tax jurisdictions and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the recorded amount. A deferred tax valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition:

Description Revenue is recognized in accordance with ASC 605 “Revenue Recognition.” The Company recognizes revenues on long-term contracts based on the percentage of completion method of accounting. The units-of-delivery method or other input-based or output-based measures, as appropriate, are used to measure the progress toward completion of individual contracts. Contract revenues and cost estimates are reviewed and revised at a minimum quarterly and adjustments are reflected in the accounting period as such amounts are determined. Certain pre-production costs relating to long term production and supply contracts have been deferred and will be recognized over the life of the contracts.

Judgments and Uncertainties Revenue is recognized when products have been shipped to the respective customers, title has passed and the price for the product has been determined. Contract accounting involves a judgmental process of estimating the total sales and costs for each contract, which results in the development of estimated profit margin percentages. For each contract with revenue recognized using the percentage of completion method, the amount reported as revenue is determined by calculating cost incurred to date as a percentage of the total expected contract costs to determine the percentage of total contract revenue to be recognized in the current period. Due to the size, duration and nature of many of our contracts, the estimation of total sales and costs through completion is complicated and subject to many variables. Total contract sales estimates are based on negotiated contract prices and quantities, modified by our assumptions regarding contract options, change orders, and price adjustment clauses (such as inflation or index-based clauses). Total contract cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, asset utilization, and anticipated labor agreements. For long-term contracts, revenues and cost estimates are reviewed and revised quarterly at a minimum and adjustments are reflected in the accounting period as such amounts are determined. Pre-production costs are recognized over the expected life of the contract usually based on the Company’s progress toward the estimated number of units expected to be delivered under the production or supply contract.

Effect if Actual Results Differ From Assumptions Should market conditions and customer demands dictate changes to our standard shipping terms, the Company may be impacted by longer than typical revenue recognition cycles. The development of expected contract costs and contract profit margin percentages involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Due to the significance of judgment in the estimation process, it is likely that materially different revenue amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions/estimates, supplier performance, or circumstances may adversely or positively affect financial performance in future periods. If the combined profit margin for all contracts recognized on the percentage of completion method during 2017 had been estimated to be higher or lower by 1%, it would have increased or decreased revenue and gross profit for the year by approximately $29.8 million. A few of our contracts are expected to be completed in a loss position. Provisions are made currently for estimated losses on uncompleted contracts. A charge to expense for unrecognized portions of pre-production costs could be realized if the Company’s estimate of the number of units to be delivered changes or the underlying contract is cancelled.

Item 6.	SELECTED FINANCIAL DATA

The following table shows selected consolidated financial information of the Company and has been derived from audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Form 10-K.

	Year Ended December 31,
In thousands, except per share amounts	2017	2016	2015	2014	2013
Income Statement Data
Net sales	$3,881,756	$2,931,188	$3,307,998	$3,044,454	$2,566,392
Gross profit	1,065,313	924,239	1,047,816	935,982	764,027
Operating expenses	(644,234)	(467,632)	(438,962)	(406,198)	(319,291)
Income from operations	$421,079	$456,607	$608,854	$529,784	$444,736
Interest expense, net	$(77,884)	$(50,298)	$(27,254)	$(29,074)	$(25,247)
Other (expense) income, net	8,868	6,528	3,768	7,145	1,598
Net income attributable to Wabtec shareholders	$262,261	$304,887	$398,628	$351,680	$292,235
Diluted Earnings per Common Share
Net income attributable to Wabtec shareholders(1)	$2.72	$3.34	$4.10	$3.62	$3.01
Cash dividends declared per share(1)	$0.44	$0.36	$0.28	$0.20	$0.13
Fully diluted shares outstanding(1)	96,125	91,141	97,006	96,885	96,832
Balance Sheet Data
Total assets	$6,579,980	$6,581,018	$3,229,513	$3,303,841	$2,821,997
Cash and cash equivalents	233,401	398,484	226,191	425,849	285,760
Total debt	1,870,528	1,892,776	692,238	521,195	450,709
Total equity	2,828,532	2,976,825	1,701,339	1,808,298	1,587,167
(1)	Information above for net income attributable to Wabtec shareholders, cash dividends declared per share and fully diluted shares outstanding for all periods presented reflects the two-for-one split of the Company’s common stock, which occurred on May 14, 2013.

Appendix D

Notice of Annual Meeting—May 15, 2018
and Proxy Statement

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
 1001 Air Brake Avenue
Wilmerding, Pennsylvania 15148

Dear Stockholder:

We invite you to attend the annual meeting of stockholders of Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation, on May 15, 2018 at 11:30 a.m. in Pittsburgh, Pennsylvania.

This booklet includes the formal notice of the meeting and the proxy statement. Pursuant to the rules adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Notice”) to our stockholders. All stockholders will have the ability to access the proxy materials on a website referenced in the Notice or request a printed or e-mailed set of the proxy materials. Instructions regarding how to access the proxy materials over the Internet or to request a printed or e-mailed copy may be found in the Notice. In addition, stockholders may request proxy materials in printed or e-mailed form by mail, telephone or electronically by email on an ongoing basis.

The Notice was mailed to stockholders, and the proxy materials were first given to stockholders via Internet access, on or about April 5, 2018. On or before the time that the Notice was sent to stockholders, all materials identified in the Notice were publicly accessible, free of charge, at the website address specified in the Notice. Such materials will remain available on that website until the proxy materials for the 2019 annual meeting of stockholders are made available.

The proxy statement tells you more about the items upon which we will vote at the meeting. It also explains how the voting process works and gives information about our director candidates.

Whether or not you plan to attend the annual meeting, please cast your vote by proxy over the Internet by following the instructions provided in the Notice, by telephone or by requesting a paper proxy card to sign, date and return by mail. Regardless of the method used, please vote your shares so that enough shares are represented to allow us to conduct the business of the annual meeting. Voting over the Internet, by telephone or by proxy card if you request one does not affect your right to vote in person if you attend the annual meeting.

Sincerely yours,

Albert J. Neupaver
Chairman

April 5, 2018

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
1001 Air Brake Avenue
Wilmerding, Pennsylvania 15148

NOTICE OF 2018 ANNUAL MEETING

Date, Time and Place

•	May 15, 2018
•	11:30 a.m.
•	The Duquesne Club, 325 Sixth Avenue, Pittsburgh, Pennsylvania 15222

Purpose

•	Elect four directors for a term of three years
•	Approve an advisory (non-binding) resolution relating to the approval of 2017 named executive officer compensation
•	Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2018 fiscal year
•	Conduct other business if properly raised

Procedures

•	If you own stock directly, please vote by proxy over the Internet, by telephone or by requesting a proxy card.
•	If you own stock through a bank, stockbroker or trustee, please vote by following the instructions included in the material that you receive from your bank, stockbroker or trustee.
•	Only stockholders of record on March 21, 2018 receive notice of and may vote at the meeting.

Your vote is important. Please vote over the Internet, by telephone or by requesting a proxy card.

David L. DeNinno
Executive Vice President,
General Counsel and
Secretary

April 5, 2018

General

We have provided you this booklet and proxy materials on or about April 5, 2018 because the Board of Directors of Westinghouse Air Brake Technologies Corporation, doing business as Wabtec Corporation (“Wabtec” or the “Company”), is soliciting your proxy to vote at the Company’s 2018 annual meeting of stockholders.

Who May Vote

Stockholders of Wabtec as reflected in our stock records at the close of business on March 21, 2018 may vote. You have one vote for each share of Wabtec common stock you own.

How to Vote

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. You can always change your vote at the meeting. Your vote is important.

If you are a stockholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

•	Vote by Internet, by going to the website address www.proxypush.com/wab and following the instructions for Internet voting shown on the website.
•	Vote by Telephone, by dialing 1-866-883-3382 and following the instructions for telephone voting shown on the proxy card.
•	Vote by Proxy Card, by completing, signing, dating and mailing a proxy card in the envelope provided if you requested copies of these proxy materials.

If you vote by Internet or telephone, you do not need to request a proxy card.

Shares registered in your name are generally covered by one Notice. If you hold shares through someone else, such as a bank, stockbroker, or trustee, you will get a Notice from them asking you to vote. Please follow the instructions on their Notice. Please vote with respect to each Notice you receive.

How a Proxy Works

Giving us a proxy means you authorize us to vote your shares in accordance with your directions. If you return your signed proxy card but do not make any selections as to how you wish to vote on a particular matter, your shares will be voted in favor of our director candidates, in favor of the approval of the advisory (non-binding) resolution relating to the approval of the 2017 named executive officer compensation, and in favor of ratifying the appointment of Ernst & Young LLP, as the case may be.

Changing Your Vote

You may revoke your proxy before it is voted by submitting a new proxy with a later date, including a proxy given over the Internet or by telephone, by voting in person at the meeting or by a notification in writing to the Secretary of Wabtec at 1001 Air Brake Avenue, Wilmerding, PA 15148.

Common Stock Outstanding

As of the close of business on March 21, 2018, approximately 96,122,844 shares of Wabtec common stock were issued and outstanding. All share and per share amounts in this proxy statement have been adjusted to reflect the two for one stock split (in the form of a 100% stock dividend) of Wabtec common stock effected on June 11, 2013.

Quorum and Voting Information

To conduct the business of the meeting, we must have a quorum. This means at least a majority of the outstanding shares entitled to vote must be present in person or represented by proxy at the meeting. You are considered a part of the quorum if you vote over the Internet, by telephone or by submitting a properly signed proxy card if you requested copies of the proxy materials.

Abstentions and broker non-votes (i.e., proxies submitted by brokers that do not indicate a vote for a proposal because they do not have discretionary voting authority and have not received instructions as to how to vote on the proposal) are counted as present in determining whether the quorum requirement for the annual meeting is satisfied.

For Proposal 1, the four nominees for director with the most votes are elected, subject to the following guidelines adopted by the Board. Wabtec’s Corporate Governance Guidelines require that any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender an offer of resignation for consideration by the Board. The Nominating and Corporate Governance Committee will evaluate the director’s offer of resignation and recommend to the Board whether to accept or reject the offer of resignation. The Board will act to accept or reject the offer within 90 days following certification of the stockholder vote at the stockholder meeting at which the election of directors was held. The Company will publicly disclose the Board’s decision and the reasons behind the decision. A director who offers his or her resignation pursuant to these guidelines will not participate in a committee or Board decision regarding it.

The approval of each of Proposals 2 and 3 requires a favorable vote of a majority of the shares present and entitled to vote on the applicable matter. An abstention will have the same effect as a vote against each applicable proposal. Broker non-votes with respect to Proposals 2 and 3 will have no effect on the outcome of the vote with respect to that proposal.

Approval of any other matter that properly comes before the annual meeting requires the favorable vote of a majority of shares present and entitled to vote on the matter, unless the matter requires more than a majority vote under statute or our amended and restated by-laws. An abstention will have the same effect as a vote against the proposal. Broker non-votes with respect to any such proposal will have no effect on the outcome of the vote with respect to that proposal.

If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen, depending on the type of proposal. For the ratification of the independent auditor (Proposal 3), the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all if you do not give instructions.

Common Stock Ownership

Director and Executive Officer Stock Ownership

Under the proxy rules of the Securities and Exchange Commission (the “SEC”), a person beneficially owns Wabtec common stock if the person has the power to vote or dispose of the shares, or if such power may be acquired, by exercising options or otherwise, within 60 days. The table below shows the number of shares of Wabtec common stock beneficially owned as of January 31, 2018 by our directors, nominees for director, Chief Executive Officer, Chief Financial Officer and the other named executive officers, and the directors and executive officers as a group. Each person has sole voting power and sole dispositive power with respect to the shares listed unless indicated otherwise.

Named Executive Officer	Shares Owned		Percent of Class
Raymond T. Betler	292,021	(1)(2)(3)	*
Patrick D. Dugan	77,328	(1)(2)	*
Stéphane Rambaud-Measson	30,367	(1)(2)	*
David L. DeNinno	74,821	(1)(2)	*
Scott E. Wahlstrom	158,541	(1)(2)	*
Albert J. Neupaver	885,753	(1)(2)	*
Director/Nominee	Shares Owned		Percent of Class
Philippe Alfroid	2,516	(1)	*
Robert J. Brooks	470,525	(1)(2)(4)(5)	*
Erwan Faiveley	6,309,815	(1)(6)	6.57%
Emilio A. Fernandez	1,394,751	(1)(2)(5)(7)	1.45%
Lee B. Foster, II	40,700	(1)(2)(8)	*
Linda S. Harty	4,634	(1)	*
Brian P. Hehir	35,905	(1)(2)(9)	*
Michael W.D. Howell	5,106	(1)	*
William E. Kassling	1,211,758	(1)(2)(5)(10)	1.26%
Nickolas W. Vande Steeg	19,221	(1)	*
Directors and Executive Officers as a Group (19 persons)	11,064,120	(1)(2)	11.49%
*	Less than 1%
(1)	Includes restricted shares as follows: Mr. Betler 50,100; Mr. Dugan 18,087; Mr. Rambaud-Measson 26,151; Mr. DeNinno 21,187; Mr. Wahlstrom 8,867; Mr. Neupaver 34,544; each other non-employee director 1,835; and all directors and executive officers as a group 184,557. The restricted stockholders have sole voting power with respect to the restricted shares but do not have sole or shared dispositive power until the restricted shares vest.
(2)	Includes options that are exercisable on or within 60 days of January 31, 2018 as follows: Mr. Betler 115,865; Mr. Dugan 14,280; Mr. Rambaud-Measson 0; Mr. DeNinno 18,690; Mr. Wahlstrom 30,205; Mr. Neupaver 227,680; Mr. Brooks 8,000; Mr. Fernandez 8,000; Mr. Foster 8,000; Mr. Hehir 8,000; Mr. Kassling 8,000; and all directors and executive officers as a group 457,428.
(3)	Includes 122,662 shares owned by Mr. Betler. Also includes 53,494 shares owned by a grantor annuity trust established by Mr. Betler.
(4)	Includes 84,221 shares owned by Mr. Brooks. Also includes 374,804 shares owned by Suebro, Inc., a Delaware holding company and 3,500 shares owned by the Brooks Family Foundation.
(5)	Includes certain shares pledged to financial institutions as collateral for credit arrangements at December 31, 2017 as follows. Mr. Kassling had a margin balance of approximately $150,000, a reduction of approximately $6.5 million from the prior year. Mr. Kassling has pledged 475,000 shares of Wabtec stock. Mr. Brooks had a margin balance of approximately $11.6 million, a reduction of approximately $1 million from the prior year. Mr. Brooks has pledged 374,804 shares of Wabtec stock. Additionally, there are also non-Wabtec shares pledged against the margin balance in the amount of

$8.3 million. Mr. Fernandez had a margin balance of approximately $3.3 million. Mr. Fernandez has pledged 324,479 shares of Wabtec stock, which was a decrease of 500,000 shares of Wabtec stock pledged against the margin balance from the prior year. On February 29, 2016, the Company’s Board adopted a policy prohibiting future pledges of Company stock as collateral for credit arrangements and requiring any such existing pledges to be eliminated by December 30, 2016 unless it is reasonably impracticable to do so and an extension is granted by the Board. During 2017, the Board approved an extension for Messrs. Kassling, Brooks and Fernandez based upon substantial ongoing progress made in unwinding the pledge agreements and will again review these outstanding pledges during 2018.

(6)	Includes 6,306,781 shares held by the Faiveley Family Interests as described in Footnote (4) to the table below.
(7)	Includes 872,401 shares owned by Mr. Fernandez. Also includes 514,350 shares owned by Mr. Fernandez’s wife. Mr. Fernandez disclaims beneficial ownership of the shares held by his wife.
(8)	Includes 15,200 shares owned by Mr. Foster and 17,500 shares held by Lee B. Foster II Dynasty Trust.
(9)	Includes 24,905 shares owned by Mr. Hehir. Also includes 3,000 shares held by the Brian P. Hehir and Janet S. Hehir Foundation for which Mr. Hehir serves as a trustee.
(10)	Includes 71,824 shares owned by Mr. Kassling. Also includes 1,128,654 shares owned by Davideco, a Delaware corporation, and 3,280 shares owned by Mr. Kassling’s wife. Mr. Kassling disclaims beneficial ownership of the shares held by his wife.

Owners of More Than 5%

The following table shows shareholders who are known to Wabtec to be a beneficial owner of more than 5% of Wabtec’s common stock as of March 21, 2018.

Name and Address of Beneficial Owner	Beneficial Ownership (1)		Percentage of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	7,779,634	(2)	8.09%

The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	7,382,288	(3)	7.68%

Faiveley Family Interests 3, rue du 19 mars 196Z 92230 Gennevilliers, France	6,306,781	(4)	6.56%

Farallon Capital Partners, L.P. c/o Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111	5,409,481	(5)	5.63%

EdgePoint Investment Group Inc. 150 Bloor Street West, Suite 500 Toronto, Ontario M5S 2X9, Canada	5,143,571	(6)	5.35%

(1)	Under SEC regulations, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each person has sole voting power and sole investment power as to all shares listed opposite such person’s name.

(2)	Based solely upon the information in the Schedule 13G/A filed January 23, 2018, BlackRock, Inc. has sole dispositive power with respect to 7,779,634 shares and sole voting power with respect to 7,171,303 shares.
(3)	Based solely upon the information in the Schedule 13G/A filed February 9, 2018, The Vanguard Group has sole dispositive power with respect to 7,299,017 shares, sole voting power with respect to 67,195 shares, shared dispositive power with respect to 83,271 shares and shared voting power with respect to 20,102 shares.
(4)	Based solely upon the information in the Schedule 13D filed December 9, 2016, the Faiveley family members and entities described therein (collectively, the “Faiveley Family Interests”) have voting and dispositive power with respect to Wabtec’s common stock as follows: (i) Mr. Erwan Faiveley may be deemed to have sole power to direct the voting and disposition of 1,199 shares, and the shared power to direct the voting and disposition of 6,306,781 shares; (ii) Mr. Francois Faiveley may be deemed to have sole power to direct the voting and disposition of 190 shares, and the shared power to direct the voting and disposition of 6,306,781 shares; (iii) Financiére Faiveley S.A. may be deemed to have the shared power to direct the voting and disposition of 5,328,631 shares; (iv) Famille Faiveley Participations S.A.S. may be deemed to have the shared power to direct the voting and disposition of 6,306,781 shares; and (v) Faivinvest S.C.A. may be deemed to have shared power to direct the voting and disposition of 6,306,781 shares.
(5)	Based solely upon the information in the Schedule 13G/A filed February 14, 2018. Farallon Capital Partners, L.P. and its affiliates have, in the aggregate, shared dispositive power and shared voting power with respect to 5,409,481 shares.
(6)	Based solely upon the information in the Schedule 13G filed February 13, 2018. EdgePoint Investment Group Inc. has shared dispositive power and shared voting power with respect to 5,143,571 shares.

Section 16(a) Beneficial Ownership
Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers to file reports of beneficial ownership and changes in beneficial ownership of Wabtec stock. Directors and officers must furnish us with copies of these reports. Based on these copies and directors’ and executive officers’ representations, we believe all directors and executive officers complied with the requirements of Section 16(a) in 2017 except that, due to administrative error, each executive officer was late in the reporting of the withholding of shares to cover tax obligations related to the vesting of restricted shares in March 2017.

Proposal 1—Election of Directors

Wabtec’s Board of Directors currently has thirteen members. The Board has determined that the number of Directors on the Board shall be no more than thirteen, and no less than seven. The Board is divided into three classes whose terms of office end in successive years. Erwan Faiveley, Linda S. Harty, Brian P. Hehir and Michael W.D. Howell, whose terms of office are expiring, have been nominated to serve for new terms ending in 2021. Mr. Vande Steeg has reached the mandatory retirement age to serve on the board and was not nominated to continue to serve an additional term. Mr. Vande Steeg intends to resign his position on the board at the Annual Meeting of shareholders. All nominations were made by the Nominating and Corporate Governance Committee, as further described under “The Nominating and Corporate Governance Committee” on page 0, and approved by the entire Board of Directors.

Our Corporate Governance Guidelines require our directors to possess qualities and skills necessary to oversee the management of Wabtec. The Nominating and Corporate Governance Charter establishes a commitment to find nominees for membership on the Board of Directors that are of the highest possible caliber and are able to provide insightful, intelligent and effective guidance to the management of Wabtec. As part of this process, the Nominating and Corporate Governance Charter requires the Nominating and Corporate Governance Committee to ensure that the Board of Directors consists of individuals from diverse educational and professional experiences and backgrounds who, collectively, provide meaningful counsel to management. Under the Corporate Governance Guidelines, it is the responsibility of the Nominating and Corporate Governance Committee to establish, and from time to time review with the Board, the requisite skills and characteristics for new Board members. In assessing potential nominees, the Nominating and Corporate Governance Committee will take into account the following criteria:

•	background,
•	skill needs,
•	personal characteristics,
•	diversity, inclusive of gender, race and ethnicity, and
•	business experience.

With respect to nomination of continuing directors for re-election, the committee also reviews and considers each nominee’s contributions to the Board. The Nominating and Corporate Governance Committee’s process to recommend qualified director candidates is further described on page 0 under “The Nominating and Corporate Governance Committee.” As described above, and although the Board does not have a separate diversity policy, the Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director pursuant to its charter. The Board and the Nominating and Corporate Governance Committee believe it is essential that the Board members represent diverse backgrounds. In considering nominees for director, the Nominating and Corporate Governance Committee conducts inquiries into the background and qualifications of possible candidates and actively recruits qualified individuals. The Nominating and Corporate Governance Committee assesses the effectiveness of its approach as part of the annual review of its charter and the Corporate Governance Guidelines and as part of its annual review of the effectiveness of the Board and each committee of the Board.

Wabtec’s Corporate Governance Guidelines require that any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender an offer of resignation for consideration by the Board. The Nominating and Corporate Governance Committee will evaluate the director’s offer of resignation and recommend to the Board whether to accept or reject the offer of resignation. The Board will act to accept or reject the offer within 90 days following certification of the stockholder vote at the stockholder meeting at which the election of directors was held. The Company will publicly disclose the Board’s decision and the reasons behind the decision. A director who offers his or her resignation pursuant to these guidelines will not participate in a committee or Board decision regarding it.

The description of each director and each nominee set forth below includes biographical information, on a director by director basis, and highlights the specific experience, qualifications, attributes, background and education of each director and each nominee that led the Board to conclude that each director or nominee should serve on the Board. In addition to the qualifications described in the biographical information set forth below, the Nominating and Corporate Governance Committee and the Board also determined that each director and each nominee possesses certain intangible attributes and skills, which led to the conclusion that each director and each nominee meets the criteria set forth in the Corporate Governance Guidelines and is qualified to serve as one of our directors. These intangible attributes and skills include, as to each nominee, integrity, the capacity to evaluate business issues and make practical and mature judgments, willingness to devote the necessary time and effort required to serve on our Board, the skills and personality to work effectively and collegially with other directors on a Board that is responsive to Wabtec’s needs, and the self-confidence and communication skills to participate effectively in Board discussions.

Vote Required

Your proxy will be voted “for” the election of these nominees unless you withhold authority to vote for any one or more of them. If any nominee is unable or unwilling to stand for election, your proxy authorizes us to vote for a replacement nominee if the Board names one.

Only votes “for” a candidate are counted in the election of directors. The three nominees who receive the most votes will be elected as directors.

The Board recommends you vote FOR each of the following director nominees.

Director Nominees to Serve for Three-Year Term Expiring in 2021

Erwan Faiveley Age 38 Director since 2016
Mr. Faiveley was a member of the Board of Faiveley Transport, S.A., a leading provider of value-added, integrated systems and services that now is a wholly owned subsidiary of Wabtec, from January 2005 until December 2016. Mr. Faiveley also has served as President and Chairman of the Board of Financiére Faiveley S.A. and Famille Faiveley Participations S.A.S. since January 2005, and is a Manager (Gérant) of Faivinvest S.C.A.

Mr. Faiveley has over 11 years of experience in executive and board positions in the financial and transportation industry. His knowledge of the transportation industry and his experience as a director of Faiveley Transport, S.A. make him well suited to provide guidance to the Board while Faiveley has been integrated with Wabtec.

Linda S. Harty Age 57 Director since 2016
Ms. Harty served as Treasurer of Medtronic, plc., a global leader in medical technology services and solutions, from February 2010 to April 2017. Prior to her tenure with Medtronic, she held executive and management positions with Cardinal Health, RTM Restaurant Group, BellSouth, ConAgra and Kimberly-Clark.

Ms. Harty is a member of the Board of Directors of Parker-Hannifin Corporation and serves on the Audit Committee as Chair and as a member of the Finance Committee. Ms. Harty is also a member of the Board of Directors of Syneos Health, serves as lead independent director, and is a member of the Audit Committee and Compensation Committee.

Ms. Harty’s extensive financial expertise, particularly in the areas of treasury, tax, decision support and acquisitions, will serve as a valuable resource to Wabtec’s Board and our management team. Ms. Harty’s insights and perspectives will be especially helpful as the Company continues to strengthen and grow while navigating a challenging global market. In addition, her service to the boards of other publicly traded companies provides further expertise and insight into corporate governance issues.

Brian P. Hehir Age 64 Director since 2007	Retired in June 2008 from Merrill Lynch after 25 years of service; Vice Chairman of Investment Banking for Merrill Lynch from 1999 to 2008.

Member of the St. Francis Hospital Board of Trustees from 2011 to 2016. Member of Georgetown University School of Nursing and Health Studies Board of Visitors from October 2003 to February 2011; Member of University of Connecticut Health Center Board of Directors from November 2005 to July 2009; Member from 2004 to 2010 and Treasurer from 2006 to 2010 of U.S. Lacrosse Foundation Board of Directors.

Mr. Hehir has had an extensive career in global financial markets with over 30 years of experience working in investment banking, financing, corporate advisory services and capital markets. In this capacity, he advised clients on mergers and acquisitions and other corporate transactions, which are an integral part of Wabtec’s growth strategy. His experience from the highly regulated investment banking industry also provides the Board with a critical perspective on risk management.

Michael W.D. Howell Age 70 Director since 2003
Chief Executive Officer of Transport Initiatives Edinburgh Limited from May 2002 to July 2006; Chairman of FPT Group Limited for six years starting in April 1998; Chairman of EVO Electric Limited, London, from September 2007 to February 2012.

Member of Council (Board) of the University of Leeds, UK from September, 2016; Director of Hutchison China Meditech Limited, Hong Kong from May 2006 to March 2017; Member of Court (Director) of Clothworkers’ Company, London since 1999; Master (Chairman) of Clothworkers’ Company, London 2014 and 2015; Chairman of Trustees of City & Guilds of London Institute from September 2006 to October 2012.

Mr. Howell has 35 years of experience from executive and board positions with various companies in the railroad business, such as Cummins Engine Company, Inc., GE Canada, Inc., General Electric Company, Inc., Railtrack Group PLC and Transport Initiatives Edinburgh Limited. His understanding of many aspects of the United States and international railroad industries, as well as his CEO and Chairman experience, provides the Board with a broad and relevant background regarding the management and operations of a growing public company in the railroad industry.

Continuing Directors with Three-Year Term Expiring in 2020

Philippe Alfroid Age 72 Director since 2016
Mr. Alfroid has served as a director of Essilor International since 1996, serving on the Audit Committee and Nomination Committee; as a director of Gemalto since 2010, serving on the Remuneration Committee as Chairman, as well as the Mergers and Acquisition Committee; as a director of Faiveley Transport, S.A. (from 2009-2016), serving as Chairman of the Supervisory Board; and as a director of Eurogerm since 2011.

Mr. Alfroid previously served as Chief Operating Officer of Essilor International, the world leader in ophthalmic optics (1996-2009) and previously held several operational and senior management positions in Essilor International including Chief Financial Officer (1991-1996); and as Chairman of Sperian Protection (2003-2005), a leader in personal protective equipment.

Mr. Alfroid has over three decades of experience in executive and board positions in a variety of industries, including the transportation industry and large international companies. His knowledge of the transportation industry, understanding of the Company and his experience as a director of Faiveley Transport, S.A., make him well suited to provide guidance to the Board while Faiveley has been integrated with Wabtec.

Raymond T. Betler Age 62 Director since 2014
President and Chief Executive Officer of Wabtec since May 2014; President and Chief Operating Officer of Wabtec from May 2013 until May 2014; Chief Operating Officer of Wabtec from December 2010 until May 2013; Vice President and Group Executive of the Transit Group of Wabtec from August 2008 until December 2010; President, Total Transit Systems for Bombardier Transportation from 2004 to 2008; various executive roles from 1979 to 2004 within Bombardier Transportations and its predecessors (Westinghouse, AEG Transportation and ABB Daimler-Benz Transportation (Adtranz)).

Director of Dollar Bank, CNX Midstream Partners, National Safety Council, Carnegie Science Center and Wabtec Foundation. Trustee of Carnegie Museums of Pittsburgh.

Mr. Betler currently is the President and Chief Executive Officer of Wabtec, a position he has held since May 2014. As a member of the Company’s Executive Office since 2008 and as Chief Operating Officer from 2010 to 2014, he has helped to lead the Company on an unprecedented record of growth. His leadership, business acumen and more than three decades of experience in the transportation industry have played an important role in Wabtec’s recent success. Through his service on corporate and non-profit boards, he has developed insight into corporate governance and public company issues.

Emilio A. Fernandez Age 73 Director since 1995	Vice Chairman of Wabtec since March 1998; Executive Vice President of Wabtec from prior to 1997 to February 1998.

Mr. Fernandez has over 30 years of experience in executive positions in the railroad industry. His knowledge of the rail market, understanding of the Company’s products and his overall business acumen provide the Board with an executive and leadership perspective on our Company and the railroad industry in general.

Lee B. Foster, II Age 71 Director since 1999	Chairman of L.B. Foster Company since 1998; Chief Executive Officer of L.B. Foster Company from prior to 1997 to 2002; President of L.B. Foster Company from prior to 1997 to 2000.

Director of L.B. Foster Company, Capital Guidance Ltd., Dakota, Minnesota & Eastern Railroad (“DM&E”) from 2001 to October 2007 and Wabtec Foundation.

Mr. Foster has had an extensive career within the railroad industry, including 35 years with the L.B. Foster Co., a supplier to the railroad and transit industries, where he has served in a multitude of roles including President, CEO and Chairman, as well as Director. Mr. Foster brings to the Board not only a solid background within the industry, but also his experience on various boards and committees, including the executive committee of DM&E and the audit and compensation committees of the private company Capital Guidance Ltd.

Continuing Directors with Three-Year Term Expiring in 2019

Robert J. Brooks Age 74 Director since 1990	Executive Vice President of Wabtec from November 1999 to March 2004; Chief Financial Officer and Secretary of Wabtec since prior to 1997 to March 2003.

Executive Committee, Board of Trustees, Franklin & Marshall College since 2006; Mayor of Murrysville, Pennsylvania since January 2010; NASDAQ Nominating Committee since 2009; Southwestern Pennsylvania Planning Commission, since 2012.

Mr. Brooks had an extensive career as an executive at Wabtec, including serving as its Chief Financial Officer for many years. His thorough knowledge of Wabtec and the rail industry, and his financial background and experience have enabled him to provide an important executive and leadership perspective to the Board and to the Company.

William E. Kassling Age 74 Director since 1990
Lead Director of Wabtec since May 2013; Chairman of Wabtec from prior to 1997 to May 2013; Chief Executive Officer of Wabtec from May 2004 to January 2006 and from prior to 1997 to February 2001; President of Wabtec from May 2004 to January 2006 and from prior to 1997 to February 1998.

Director of Pittsburgh Penguins Inc., Texas Rangers, Gardner Denver, Inc., the Crosby Group, and Wabtec Foundation.

Due to Mr. Kassling’s experience as an officer and director of Wabtec, he has extensive knowledge of the Company and the industry, and has also served as a board member for other publicly traded companies, through which he has gained additional experience in corporate governance. With his vast experience, he provides the Board with broad leadership insight on the management and operations of a public company.

Albert J. Neupaver Age 67 Director since 2006
Chairman of Wabtec since May 2017; Executive Chairman of Wabtec from May 2014 to May 2017; Chairman and Chief Executive Officer of Wabtec from May 2013 until May 2014; President and Chief Executive Officer of Wabtec from February 2006 until May 2013; President of the Electromechanical Group of AMETEK, Inc. from 1998 to February 2006.

Director of Wabtec Foundation, Carnegie Science Center, Genesee & Wyoming Inc. and Koppers Inc.; Member of Board of Trustees of the Carnegie Museums. Member of Robbins & Myers, Inc. Board of Directors from January 2009 to February 2013. Member of Board of Trustees of UPMC Children’s Hospital Foundation.

Mr. Neupaver currently is the Chairman of the Board of Wabtec, a position he has held since May 2014. Previously, he was President and Chief Executive Officer of the Company. During that tenure, Mr. Neupaver led the Company on an unprecedented growth initiative throughout the business cycle. His leadership and business acumen have been critical elements in Wabtec’s recent success. He also serves on the boards of non-profit organizations and other public companies, through which he has gained further insight into corporate governance issues.

Stéphane Rambaud-Measson Age 55 Director since 2017
Executive Vice President and Chief Operating Officer of Wabtec since May 2017; President & CEO—Transit Segment of Wabtec from December 2016 to May 2017; Chairman of the Management Board and Chief Executive Officer of Faiveley Transport from April 2014 until November 2016; Executive Vice President of Faiveley Transport from March 2014 to April 2014; From 2008 to April 2014, served as Chief Executive Officer of Veolia Verkehr; Prior to 2008, in various management roles at Bombardier Transport.

Mr. Rambaud-Measson has a wealth of experience in the transportation industry. Mr. Rambaud-Measson’s experience as a multinational executive at various rail companies, including as the chief executive officer of Faiveley Transport, makes him well suited to provide guidance to the Board while Faiveley has been integrated with Wabtec.

Corporate Governance Matters

The Board and Committees

The Board met twelve times during 2017, which included seven telephonic meetings. All directors attended more than 75% of all meetings of the Board and the committees on which they served in 2017. The standing Board committees that help the Board fulfill its duties include the Nominating and Corporate Governance Committee, the Audit Committee and the Compensation Committee. The Board also holds regularly scheduled meetings of non-employee directors.

In addition to the independence requirements set forth in the listing standards of the New York Stock Exchange (the “NYSE”), the Board has adopted categorical standards to assist it in determining whether its members meet the independence requirements of the NYSE. These standards provide that the following relationships are deemed to be immaterial and would not in and of themselves impair a director’s independence:

•	a director or an immediate family member is an executive officer or employee of a company that makes payments to, or receives payments from, Wabtec or any of its subsidiaries for property or services in an amount which, in any single fiscal year, does not exceed the greater of $1 million or 2% of such other company’s consolidated gross revenue;
•	a director serves as an executive officer of a charitable organization and Wabtec’s charitable contributions to such charitable organization in any fiscal year do not exceed the greater of $1 million or 2% of the charitable organization’s consolidated gross revenues; and
•	a director beneficially owns less than 10% of Wabtec’s issued and outstanding common stock.

The Board has reviewed the independence of its members considering these standards and any other commercial, legal, accounting and familial relationships between the directors and Wabtec and has determined that all of its members are independent, with the exception of Mr. Neupaver, Mr. Betler and Mr. Rambaud-Measson. Specifically, none of such independent directors has a material relationship with Wabtec, and each such director meets the Board’s categorical independence standards and the independence requirements of the NYSE listing standards. It is the Company’s policy that all directors attend the annual meeting of stockholders if reasonably possible. All directors attended the 2017 annual meeting of stockholders.

Board Leadership Structure

We have separated the roles of Chief Executive Officer and Chairman of the Board as part of our ongoing succession process. The Chief Executive Officer is responsible for setting the strategic direction for Wabtec and the day to day leadership and performance of the Company. The Chairman provides guidance to the Chief Executive Officer, supports management with its strategic growth initiatives, acquisitions and investor relations, sets the agenda for Board meetings and presides over meetings of the full Board. The Board believes that this structure is in the best interests of Wabtec and provides clear leadership responsibility and accountability, while providing for effective corporate governance and oversight by an independent Board of strong and seasoned Directors with an independent Lead Director. Our Board of Directors appointed Mr. Kassling as “Lead Director” to preside at all 2017 executive sessions of “non-management” directors, as defined under the rules of the NYSE. Our Board has also appointed him as “Lead Director” to preside at all such 2018 executive sessions. The Board generally holds such executive sessions at every regularly scheduled Board meeting. At least one executive session each year is required to be attended only by independent directors. The Board evaluates this leadership structure annually.

The Board’s Role in Risk Oversight

The Board of Directors is responsible for overseeing and monitoring the material risks facing the Company.

In its oversight role, the Board of Directors annually reviews Wabtec’s strategic plan, which addresses, among other things, the risks and opportunities facing the Company. The Board also has overall responsibility for executive officer succession planning and reviews succession plans each year. The Board has delegated certain risk management oversight responsibility to the Board committees. As part of its responsibilities set forth in its charter, the Audit Committee is responsible for discussing with management Wabtec’s major risk exposures and the steps management has taken to monitor and control those exposures, including the Company’s risk assessment and risk management policies. In this regard, Wabtec’s management prepares a comprehensive risk assessment report and reviews that report with the Audit Committee each Board meeting. This report identifies the material business risks (including strategic, operational, cybersecurity, financial reporting and compliance risks) for the Company as a whole, as well as for each business unit and for corporate common services, and identifies the controls that respond to and mitigate those risks. Wabtec’s management regularly evaluates these controls, and periodically reports to the Audit Committee regarding the controls’ design and effectiveness. The Audit Committee also receives annual reports from management on Wabtec’s ethics program and on environmental compliance. The Compensation Committee extensively reviewed the elements of compensation to determine whether any portion of compensation encouraged excessive risk taking and concluded:

•	significant weighting towards long-term incentive compensation discourages short-term risk taking;
•	rolling three-year performance targets discourage short-term risk taking;
•	incentive awards are capped by the Compensation Committee which discourages excessive risk taking;
•	equity ownership guidelines discourage excessive risk taking; and
•	Wabtec does not face the same level of risks associated with compensation for employees at financial services (traders and instruments with a high degree of risk) or technology companies (rapidly changing markets).

Furthermore, as described in our Compensation Discussion and Analysis, compensation decisions include subjective considerations, which restrain the influence of objective factors on excessive risk taking.

The Nominating and Corporate Governance Committee annually reviews Wabtec’s Corporate Governance Guidelines and their implementation. Each committee reports to the full Board.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee approved continued use of its written charter at its February 5, 2018 meeting. A current copy of the charter is available on Wabtec’s website at http://www.wabtec.com.

The principal functions of the Nominating and Corporate Governance Committee are to:

•	identify the skills and characteristics to be found in candidates to be considered to serve on Wabtec’s Board of Directors and to use such to select nominees;
•	recommend nominees for each Board committee;
•	oversee the corporate governance of Wabtec; and
•	recommend changes to Wabtec’s corporate governance guidelines.

The Committee met three times during 2017. The members of the Nominating and Corporate Governance Committee in 2017 were Mr. Brooks, Mr. Faiveley, Mr. Fernandez, Mr. Hehir, Mr. Howell and Mr. Vande Steeg, who were each independent, as independence for such members is defined in the listing standards of the NYSE and the rules of the SEC. Mr. Fernandez is the Chairman of the Nominating and Corporate Governance Committee.

The Committee will consider director nominees recommended by stockholders. Stockholders wishing to recommend a director candidate for consideration by the Committee can do so by writing the Secretary of Wabtec at 1001 Air Brake Avenue, Wilmerding, PA 15148 and giving the candidate’s name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. No candidates for Board membership have been put forward by stockholders for election at the 2018 annual meeting of stockholders. Our amended by-laws require that for a stockholder to recommend a director nominee, notice in writing must be given to the Secretary of Wabtec no later than the 60th day and no earlier than the 120th day prior to the first anniversary of the previous year’s annual meeting proxy statement.

In evaluating candidates for the Board, the Nominating and Corporate Governance Committee considers the entirety of each candidate’s credentials. The Committee is guided by the goal set forth in its charter of ensuring that the Board consists of individuals from diverse backgrounds (including diversity of gender, race and ethnicity) who collectively provide meaningful counsel to management. The Committee also considers the candidate’s character, integrity, experience, understanding of strategy and policy-setting and reputation for working well with others. In connection with this evaluation, the Nominating and Corporate Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the committee, and others as appropriate, interview prospective nominees. After completing this evaluation and interview, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee. If candidates are recommended by the Company’s stockholders, such candidates will be evaluated using the same criteria. With respect to nomination of continuing directors for re-election, the individual’s contributions to the Board are also considered.

The Audit Committee

The Audit Committee acts under a written charter. The Audit Committee reviewed and approved the continued use of its written charter at its February 5, 2018 meeting. A current copy of the charter is available on Wabtec’s website at http://www.wabtec.com.

The Audit Committee provides assistance to the Board in fulfilling its oversight responsibility to stockholders, the investment community and others relating to the integrity of Wabtec’s financial statements, its financial reporting process, its systems of internal accounting and financial controls, the performance of Wabtec’s internal audit function and independent registered public accountants, the independent registered public accountant’s qualifications and independence, and Wabtec’s compliance with ethics policies and legal and regulatory requirements. The Committee is directly responsible for appointing, compensating, retaining and overseeing the work of the independent registered public accounting firm engaged by Wabtec. The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by Wabtec regarding accounting, internal controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee met six times in 2017, including one telephonic meeting. The members of the Audit Committee in 2017 were Mr. Alfroid, Mr. Brooks, Mr. Foster, Mr. Hehir, Mr. Fernandez and Ms. Harty. Ms. Harty is the Chairperson of the Audit Committee. Each of the foregoing members of the Audit Committee during 2016, and currently, is independent, as independence is defined in the rules of the SEC and in the listing standards of the NYSE. The Board has determined that Ms. Harty, the Audit Committee’s Chairperson, qualifies as an “audit committee financial expert” as defined in the regulations of the SEC.

Audit Committee Report

The Audit Committee is responsible for reviewing Wabtec’s financial reporting process on behalf of the Board of Directors. Management of the Company has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In the performance of our oversight function, we meet with management periodically to consider the adequacy of the Company’s internal controls and the objectivity of its financial reporting. We meet privately with the independent registered public accountants, who have unrestricted access to the Audit Committee. Specifically, we have reviewed and discussed with management and the independent registered public accountants the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2017.

The Audit Committee discussed and reviewed with the Company’s independent auditors all communications required by auditing standards of the Public Company Accounting Oversight Board (PCAOB) (United States), including those described in PCAOB Auditing Standard No. 1301, “Communications with Audit Committees,” and Rule 2-07, “Communication with Audit Committees,” of Regulation S-X and, with and without management present, discussed and reviewed the results of the independent auditors examination of the financial statements. In addition, the Audit Committee has discussed various matters with the independent auditors related to the Company’s consolidated financial statements, including all critical accounting policies and practices used, all alternative treatments for material items that have been discussed with the management of the Company, and all other material written communications between the independent auditors and management.

Furthermore, we have received and reviewed the written disclosures and the letter from the independent registered public accountants required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the Audit Committee concerning independence, and have discussed with the independent registered public accountants their independence.

Based on the review and discussions referred to above, we recommended to the Board of Directors that Wabtec’s audited financial statements, as of and for the fiscal year ended December 31, 2017, be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC.

Respectfully submitted,

Linda S. Harty, Chairperson
Philippe Alfroid
Robert J. Brooks
Emilio A. Fernandez
Lee B. Foster, II
Brian P. Hehir

The Compensation Committee

The Compensation Committee provides assistance to the Board relating to the compensation of Wabtec’s officers and directors. The Compensation Committee has authority, pursuant to its charter, to make recommendations to the Board, which then establishes compensation. The Compensation Committee’s principal responsibilities include:

•	reviewing and approving goals and objectives for the Chief Executive Officer and determining the Chief Executive Officer’s compensation;
•	reviewing and recommending compensation of all directors and officers; and
•	recommending incentive compensation plans and equity-based plans.

The Compensation Committee members in 2017 were Mr. Foster, Mr. Hehir, Mr. Howell and Mr. Vande Steeg, who were each independent, as independence for such members is defined in the rules of the SEC and the listing standards of the NYSE. In addition, the Compensation Committee members each qualify as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Foster served as the Compensation Committee’s Chairman. The Nominating and Governance Committee recommends the Compensation Committee members who are approved by the full Board of Directors. The Compensation Committee met five times in 2017. The Compensation Committee approved continued use of its written charter at its February 5, 2018 meeting. A copy of the written charter is available on Wabtec’s website at http://www.wabtec.com.

The Compensation Committee reviews our executive compensation arrangements and recommends changes or adjustments to the Board, which then establishes these items. Base salaries are established at the beginning of the fiscal year and cash and equity bonuses (“Bonuses”) are awarded after fiscal year results are available. Base salaries depend mainly on the executive officer’s position and responsibility, while Bonuses are based on pre-established performance factors. These factors are established at the beginning of the year and include (i) a financial performance factor measuring either earnings per share or earnings before interest and taxes, and working capital management, and (ii) a personal performance factor which measures whether the individual executive attained certain quantitative and measureable goals established for that executive.

Executive officers also receive long-term incentive compensation. With respect to the long-term incentive portion of executive compensation, the Compensation Committee has discretion to grant equity-based, long-term incentive awards under our 2011 Stock Incentive Plan, as amended and restated (the “2011 Stock Incentive Plan”). Such awards take the form of stock options, performance units and restricted share awards. The Compensation Committee bases the amount of the award upon the executive’s job level, as well as other factors. These factors include benchmarking the total compensation an executive may earn to ensure it is competitive, compensating executives in a “pay for performance” manner and aligning the interests of the executives with the interests of the shareholders. The Committee also reviews the ratio of total compensation to total target cash compensation to ensure that the mix of long-term compensation is appropriate for each executive.

The Chief Executive Officer and the Executive Vice President of Human Resources suggest guidelines in discussions with the Compensation Committee regarding executive compensation. They provide recommendations and information regarding the competitiveness of the industry, key employees, performance of individuals, succession planning and other relevant data to the committee. The Chief Executive Officer is not present during any discussions concerning his own compensation. The Compensation Committee also has the authority to retain compensation consultants, advisors and legal counsel as it deems necessary and has the sole authority to approve such consultants’ fees, which are payable by the Company. The Compensation Committee engaged the consulting firm Pay Governance, LLC (“Pay Governance”) during 2017. During its engagement, Pay Governance provided the following services: (i) reviewed and assessed the Company’s current compensation practices for executives and non-employee directors; (ii) reviewed the current peer group and made recommendations to update the peer group; (iii) reviewed and provided a pay for performance assessment of the Chief Executive Officer compensation; and (iv) provided benchmarking of peer group and relevant industry data. In addition, Pay Governance reviewed and assessed the competitiveness of compensation provided to non-employee members of the Company’s Board of Directors. This review included benchmarking of the Peer Group and relevant industry data.

The Compensation Committee and Board adopted a recoupment policy during 2013. The recoupment policy provides that in the event of a financial restatement or a determination by the Board that misconduct by a responsible party caused financial or reputational harm to the Company, recoupment of cash bonuses and equity awarded as well as gains realized from the exercise of options may be pursued.

Compensation Committee Interlocks and Insider Participation

During 2017, Wabtec had no interlocking relationships in which (i) an executive officer of Wabtec served as a member of the compensation committee of another entity, one of whose executive officers served on the Compensation Committee of Wabtec; (ii) an executive officer of Wabtec served as a director of another entity, one of whose executive officers served on the Compensation Committee of Wabtec; or (iii) an executive officer of Wabtec served as a member of the compensation committee of another entity, one of whose executive officers served as a director of Wabtec. No member of the Compensation Committee was at any time during the 2017 fiscal year or at any other time an officer or employee of the Company, and no member had any relationship with us requiring disclosure under Item 404 of SEC Regulation S-K.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included on pages 19 through 26 of this proxy statement with management.

Based on this review and discussion, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement, and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC.

Respectfully submitted,

Lee B. Foster, II, Chairman
Brian P. Hehir
Michael W. D. Howell
Nickolas W. Vande Steeg

Executive and Director Compensation

Compensation Discussion and Analysis

Named Executive Officers

As of December 31, 2017, our named executive officers (“NEOs”) were:

Name	Title
Raymond T. Betler	President and Chief Executive Officer
Patrick D. Dugan	Executive Vice President and Chief Financial Officer
Stéphane Rambaud-Measson	Executive Vice President and Chief Operating Officer
David L. DeNinno	Executive Vice President, General Counsel and Secretary
Scott E. Wahlstrom	Executive Vice President, Human Resources
Albert J. Neupaver	Chairman

Mr. Neupaver was no longer an officer of Wabtec as of June 1, 2017.

Executive Summary

This Compensation Discussion and Analysis should be read in conjunction with the tabular and narrative disclosures beginning on page 0 of this Proxy Statement. See “Executive Compensation Philosophy and Objectives” and the tables that follow for more information regarding our executive compensation programs.

Principle Elements of Executive Compensation

We provide three main elements of compensation: base salary, annual cash incentives, and long-term equity incentives delivered in the form of restricted stock awards and units, stock options and performance units. Performance-based incentives comprise the majority of compensation provided to each of our executives. Our other benefits and perquisites consist of life and health insurance benefits, social and health club dues, and a qualified 401(k) savings plan (including company matching contributions).

Compensation Practices

The Compensation Committee has implemented the following best practices with respect to the executive compensation program:

What we do:

•	The Compensation Committee reviews the executive compensation arrangements each year and considers the Company’s long-term business strategy, the results of the most recent say-on-pay advisory vote and contemporary market practices as periodically provided by an independent consultant.
•	The Compensation Committee uses the Company’s stock price and other value-creating financial metrics such as earnings before interest and taxes, earnings per share, working capital, and economic profit in our executive incentive arrangements.
•	The Compensation Committee annually reviews the risks associated with our compensation programs and mitigates the risks by:
•	capping incentive payouts earned under our annual cash incentive award plan and our performance unit long-term incentive plan;
•	maintaining stock ownership guidelines for executive management and non-employee directors;
•	maintaining a recoupment policy that applies to our cash and equity incentive awards; and
•	maintaining a policy that prohibits the hedging of Company stock.
•	The Compensation Committee and the Company require both a qualified change in control and termination (double trigger) in order for any cash severance to be paid under our change in control agreements.

What we don’t do:

•	The Company provides no gross-up for income or excise taxes on perquisites or severance benefits related to a change in control.
•	The Company does not provide executives with an enhanced executive retirement program but rather a defined contribution or defined benefit plan similar to that provided to all employees in the country where such employees reside.
•	The Company does not provide dividends or dividend equivalents on unearned performance shares.
•	The Company does not re-price or backdate stock options.

2017 Business Highlights

In 2017, Wabtec’s sales increased 32 percent compared to 2016, mainly due to the acquisition of Faiveley Transport in late 2016. Earnings per diluted share in 2017 decreased 19 percent, mainly due to higher expenses from restructuring, integration and contract adjustments related to the acquisition. In 2017, the Company’s Total Shareholder Return was -1 percent, including dividends, compared to the average Total Shareholder Return for our Peer Index Group for 2017 of 35 percent. For the five years ended December 31, 2017, the Company’s Total Shareholder Return was 18 percent, compared to the average Total Shareholder Return for our Peer Index Group for the same period of 21 percent.

Role of 2017 Advisory Vote on Executive Compensation in the Compensation Decision Process

The Compensation Committee reviewed the results of the 2017 stockholder advisory vote on executive officer compensation and incorporated the results as one of the many factors considered in connection with the discharge of its responsibilities. Because a substantial majority (approximately 93%) of our stockholders approved the compensation program described in our 2017 proxy statement, the Compensation Committee interpreted this strong level of support as affirmation of the design and objectives of our 2016 executive compensation programs. Accordingly, no changes were made to our executive compensation programs as a result of this vote.

Executive Compensation Philosophy and Objectives

Overview. This compensation discussion describes the material elements of compensation awarded to, earned by, or paid to each of our executive officers who served as named executive officers during 2017. This discussion focuses primarily on the fiscal year 2017 information contained in the following tables and related footnotes and narrative. We discuss compensation actions taken prior to 2017 or in 2018 if we believe it provides relevant information.

The principal elements of our executive compensation program are base salary, annual cash incentives, and long-term equity incentives in the form of restricted stock awards and units, stock options and performance units. Our other benefits and perquisites consist of life and health insurance benefits, social and health club dues, and a qualified 401(k) savings plan (including company matching contributions). Our philosophy is to position the aggregate of these elements at the average of that paid to executives of our peers with similar responsibilities. To ensure that the Company is able to attract and retain high potential executives, the Company benchmarks executive compensation using compensation surveys of similar-sized companies and also uses an index average based on available proxy disclosure compensation information of similar-sized manufacturing companies. This index is comprised of: AGCO Corp., Ametek, Colfax Corp., Crane Co., Dana Incorporated, Dover Corp, Greenbrier Companies, Flowserve Corp., Navistar International Corp., Oshkosh Corp., Regal Beloit, Rockwell Automation Inc., Rockwell Collins, Inc., Snap-On Inc. Trinity Industries, Terex Corp., WABCO Holdings, and Xylem Inc., (the “Peer Index Group”).

Objectives and Philosophy. The overall objectives of our executive compensation program are to (i) enable us to attract, motivate and retain key executive talent essential to the achievement of our short-term and long-term business objectives; (ii) provide compensation competitive with others in our industry; (iii) reward senior executive officers in a “pay for performance” manner for accomplishment of pre-defined business goals and objectives; and (iv) align the interests of our executives with our stockholders. A significant portion of total executive compensation is variable compensation linked to corporate, business unit and individual performance. Our objective is to provide a significant portion of an executive’s total compensation in a form that is contingent upon achieving established performance goals. In regard to compensation based on performance, our objective is to provide a significant portion of such compensation in the form of equity awards.

In 2017, our named executive officers compensation, based on actual amounts awarded, was allocated as follows:

Name	Salary	Annual Incentive Award	Long- Term Incentive Award
Raymond T. Betler	28.91%	0%	71.09%
Patrick D. Dugan	32.13%	0%	67.87%
Stéphane Rambaud-Measson	27.34%	2.63%	70.03%
David L. DeNinno	35.92%	0%	64.08%
Scott E. Wahlstrom	41.00%	0%	59.00%
Albert J. Neupaver	19.50%	0%	80.50%

In setting base salaries at the beginning of the year, the Compensation Committee generally reviews information about compensation practices and levels in Wabtec’s industry and the position and responsibility of the particular executive which is publicly available or provided by the Chief Executive Officer and the Executive Vice President of Human Resources. The Compensation Committee also uses benchmarking to establish base salaries as discussed below. The cash bonus for 2017 is a cash award determined by the Compensation Committee based on pre-established performance factors. These factors are established at the beginning of the year and include (i) a financial performance factor measuring either earnings per share or earnings before interest and taxes, and working capital management, and (ii) a personal performance factor which measures whether the individual executive attained pre-determined goals and objectives established for that executive which are tied to the overall company strategic objectives for that year. Long-term incentives in the form of stock options, restricted stock, restricted stock units and performance units are granted to provide the opportunity for long-term compensation based upon the performance of Wabtec and its ability to meet its long-term goals and objectives.

Compensation Process.

Compensation Committee. Executive officer compensation is administered by the Compensation Committee. The Compensation Committee approved the 2017 compensation arrangements for executive officers, including base salaries, cash bonuses and equity awards, described in this compensation discussion and analysis and recommended them to the full Board, which then approved them. Our Board of Directors delegates to the Compensation Committee the direct responsibility for, among other matters:

•	reviewing and approving goals and objectives for the Chief Executive Officer and determining the Chief Executive Officer’s compensation;
•	reviewing and recommending compensation of all directors and executive officers; and
•	recommending incentive compensation plans and equity-based plans.

Role of Compensation Experts. Pursuant to its charter, the Compensation Committee is authorized to engage compensation consultants to assist it with its duties. The Compensation Committee has the sole authority to engage any outside counsel or other experts or consultants to assist it in the evaluation of compensation of our directors and executive officers, including the sole authority to approve such consultants’ fees and other retention terms. The Compensation Committee may also obtain advice from legal, accounting, human resources and other advisors as it deems necessary. The Compensation Committee engaged the consulting firm Pay Governance during 2017. During its engagement, Pay Governance provided the following services: (i) reviewed and assessed the Company’s current compensation practices for executives and non-employee directors; (ii) reviewed the current peer group and made recommendations to update the peer group; (iii) reviewed and provided a pay for performance assessment of the Chief Executive Officer compensation; and (iv) provided benchmarking of peer group and relevant industry data.

Role of Our Executive Officers in the Compensation Process. The Chief Executive Officer and the Executive Vice President of Human Resources suggest guidelines in discussions with the Compensation Committee regarding executive compensation. They provide recommendations and information regarding the competitiveness of the industry, key employees, performance of individuals, succession and other relevant data to the Compensation Committee. The Chief Executive Officer is not present during any discussions concerning his own compensation.

Components of Compensation.

Our 2017 compensation program elements were primarily structured to reward our executive officers for achieving certain financial and business objectives.

Base Salaries. Base salaries for our executive officers are reviewed annually and depend mainly on the executive’s office and responsibility and are based on the competitive average for executives with similar responsibilities in peer group companies. In this regard, the Company uses two different benchmarks, one a broader benchmark study based on industrial and durable goods manufacturing companies that are similarly sized in terms of revenue and a second study that is an index average of the members of the Peer Index Group. Individual salaries may be above or below the competitive average based on the individual’s contribution to business results, capabilities and qualifications, potential and the importance of the individual’s position to our success.

For 2017, the base salary changes of our named executive officers resulting from the process described herein was as follows:

Executive Name	% Increase
Mr. Betler	21.21%
Mr. Dugan	29.41%
Mr. Rambaud-Measson	6.29%
Mr. DeNinno	18.75%
Mr. Wahlstrom	11.51%
Mr. Neupaver	12.35%

The increases were due primarily to resetting executive compensation to a level consistent with our peers after the Company’s merger with Faiveley Transport S.A. during 2016. Furthermore, Mr. Rambaud-Measson’s increase reflects his appointment to Chief Operating Officer during 2017. The Compensation Committee is dedicated to ensuring competitive compensation for each of Wabtec’s key employees and believes that these increases are in line with comparable industry practices and are merited based upon personal performance, company performance and return to our stockholders.

Annual Cash Incentive Awards. Our annual incentive award plan is intended to: (i) compensate participants directly if strategic and financial performance targets are achieved and (ii) reward participants for performance on those activities that are most directly under their control and for which they are held accountable. Corporate, business unit and individual performance goals under the annual incentive plan are linked to the annual business plan and budget. The actual amount of cash bonuses are a function of the Company’s overall financial performance, the participant’s individual performance and Board approval.

The cash bonus targets for 2017 for each of the named executive officers as a percentage of base salary were:

Name	Target
Raymond T. Betler	100%
Patrick D. Dugan	80%
Stéphane Rambaud-Measson	100%
David L. DeNinno	70%
Scott E. Wahlstrom	60%
Albert J. Neupaver	100%

Cash bonuses are based upon the success of two factors: (1) a financial performance factor or “FPF” (ranging from 0 to 1.5 maximum), that measures either adjusted earnings per share (“EPS”) or earnings before interest and taxes (“EBIT”); and working capital management (measured excluding extraordinary items related to transaction costs, restructuring, and debt refinancing costs); and (2) a personal performance factor or “PPF” (ranging from 0 to 1.5 maximum) that measures whether the executive has attained certain goals agreed to by the executive, the executive’s supervisor, and the Board. The cash bonus formula is based on the product of the participant’s base salary, the participant’s target cash bonus percentage, the FPF and the PPF. If both the financial performance factor and the applicable personal performance factor were achieved, the named executive officers would earn 100% of their target cash bonus. To qualify for the minimum payout performance factor for EPS/ EBIT or working capital financial metrics under the cash bonus plan, the business unit or Company, as applicable to the particular participant, must achieve at least 80% of its plan’s target EPS or EBIT, or 80% of its working capital/ cash flow plan target for the year, as the case may be.

We believe that this philosophy encourages Wabtec and our executives to establish ambitious goals and that it promotes teamwork, productivity and profitability. Overall, total target cash compensation (the sum of salary and target cash bonus) for our executive officers is competitive with market practice for similar executive positions in similar companies when performance goals under the annual cash bonus plan are achieved. Target cash bonuses and performance factors were approved by the Compensation Committee at its meeting in February 2017. For 2017, the Company’s EPS and working capital/ cash flow results achieved an FPF of 0 out of a maximum factor possible under the annual incentive plan of 1.5. The FPF for group executives and business unit leaders is based on performance to pre-established EBIT or EPS and working capital/ cash flow metrics relating to the applicable group and or business unit.

The table below provides both the 2017 financial metrics and our performance achieved in 2017 for our corporate wide executives including, Mr. Betler, Mr. Dugan, Mr. Rambaud-Measson, Mr. DeNinno, Mr. Wahlstrom and Mr. Neupaver:

Performance Metric	Threshold	Target	Maximum	2017 Performance	Target Weighting	Performance Achieved
EPS	$3.79	$4.21	$4.63	$3.04	80%	0
Working Capital/ Cash Flow	$244M	$271M	$298M	$228M	20%	0
					Total	0

Because our performance based on the financial metrics was below the threshold goals for the year, no cash bonuses were awarded to the named executive officers for 2017. During 2017, Mr. Rambaud-Measson received a pro rata cash bonus related to his position as President of the Transit Group in the amount of $81,988 prior to his appointment to Executive Vice President and Chief Operating Officer. Mr. Rambaud-Measson received no cash bonus related to his position as Executive Vice President and Chief Operating Officer during 2017.

Long-Term Incentive Compensation. Our Compensation Committee administers our long-term incentive compensation through the 2011 Stock Incentive Plan, under which we grant stock options, restricted stock, restricted stock units and performance units. During 2017, the Company made the following grants of equity awards: 65,522 shares of restricted stock, 66,825 restricted stock units, 65,522 stock options and 157,025 performance units. Equity awards made in February 2017 to all named executive officers are detailed under the table “2017 Grants of Plan Based Awards” on page 0. Options and restricted stock are generally granted to employees, including our executive officers, each February as part of their long term compensation. Additional awards were made throughout the year to new hires, current employees in connection with promotions, and key management obtained through acquisitions. We vary the relative amounts of options and restricted stock granted in a given year based on a number of factors including the overall performance of the Company, the stock price and retention of key management. The primary purposes of the long-term incentive program are to align the interests of executive officers and other key employees with those of our stockholders, to attract and retain key executive talent and to provide an incentive to meet and exceed long-term financial goals. Employees eligible for the long-term incentive program include those who are determined by the Compensation Committee to be in key policy-setting and decision-making roles, and to have responsibilities that contribute significantly to achieving our earnings goals. The size of an individual’s long-term incentive award is based primarily on individual performance, the individual’s responsibilities and position with our company. Long-term incentive award values generally are competitive with market practice for comparable executive positions in similar companies based on the Peer Index Group and other relevant data reviewed by the Compensation Committee.

Any awards made under the 2011 Stock Incentive Plan may be subject to forfeiture in the discretion of the Compensation Committee if between the date of grant and the third anniversary of any exercise, payment or vesting of the award, the participant:

(i)	engages in the operation or management of a business (whether as owner, partner, officer, director, employee or otherwise) which is in competition with the Company or any of its subsidiaries;
(ii)	induces or attempts to induce any customer, supplier, licensee or other individual, corporation or other business organization having a business relationship with the Company or any of its subsidiaries to cease doing business with the Company or any of its subsidiaries or in any way interferes with the relationship between any such customer, supplier, licensee or other person and the Company or any of its subsidiaries;
(iii)	solicits any employee of the Company or any of its subsidiaries to leave the employment thereof or in any way interferes with the relationship of such employee with the Company or any of its subsidiaries; or
(iv)	makes any statements or comments, orally or in writing, of a defamatory or disparaging nature regarding the Company or any of its subsidiaries (including but not limited to regarding any of their respective businesses, officers, directors, personnel, products or policies).

Such forfeiture does not apply following the occurrence of a change of control event unless the award agreement specifically so provides or as required by applicable law.

Stock options and restricted stock are a part of our long-term incentive compensation program that seeks to align the interests of our executives with our stockholders. We have typically granted stock options and restricted stock in February of the applicable year. We have historically awarded options to purchase our common stock to executive officers at the fair market value (average of the high and low price) of our common stock at the grant date. We have not re-priced or back-dated any option awards. The vesting schedule for each grant of options and restricted stock is determined by the Compensation Committee and has typically been in 25% increments over a four-year period, subject to continued employment with the Company. In February 2017, we granted both restricted stock and stock options to all named executive officers as part of their long-term compensation with the Company. The grant date fair value of those awards is reflected in the Summary Compensation Table on page 0.

The Company also administers a rolling three-year long-term incentive program using performance units. This program is designed to reward executives for meeting or exceeding economic profit growth goals. Economic profit is a measure of the extent to which the Company produces financial results in excess of its cost of capital. The program is structured as a rolling three-year plan; each year starts a new three-year performance cycle with the most recently commenced cycle being 2018-2020. For each executive selected to participate in this program, we establish a target grant of performance units at the beginning of each three-year performance cycle. A performance unit is equal to a share of Wabtec common stock. If Wabtec achieves its three-year cumulative economic profit goal, then participants will earn the target grant of performance units. In general, the goals increase each year taking into account expected market conditions, and are intended to reflect a superior performance by management. If Wabtec achieves the maximum three-year cumulative economic profit goal, a participant will earn a maximum number (equal to two times the target level) of performance units. If Wabtec achieves the threshold three-year cumulative economic profit goal, a participant will earn a threshold number (equal to one-quarter of the target level) of performance units. No performance units will be earned for performance below the three-year cumulative economic profit threshold and no additional performance units will be earned for performance exceeding the three-year cumulative economic profit maximum. This program is intended to encourage the long-term stability of Wabtec’s management by establishing ambitious goals designed to promote the long-term productivity and profitability of the Company. If a program participant leaves the Company voluntarily, or is terminated for cause, he or she is not eligible to receive any performance units he or she may have earned under the program. If a program participant otherwise leaves the Company, his or her payout may be pro-rated in accordance with the amount of time he or she participated in the program relative to the performance period. For the 2017—2019 performance cycle, the Compensation Committee approved target goals based on cumulative economic profit for the performance period. These goals were based on a range of considerations including expected demand in Wabtec’s key end user markets, investor expectations and management’s business plan which includes year over year growth.

For the 2015-2017 performance period, Wabtec achieved 83.61% of its target three-year cumulative economic profit goal of $633.847 million for the 2015—2017 performance cycle, which resulted in the following payouts in March 2018 to the named executive officers:

Mr. Betler	12,542 shares of Wabtec common stock with a value at payout of $1,035,969
Mr. Dugan	3,553 shares of Wabtec common stock with a value at payout of $293,477
Mr. DeNinno	3,553 shares of Wabtec common stock with a value at payout of $293,477
Mr. Wahlstrom	2,508 shares of Wabtec common stock with a value at payout of $207,160
Mr. Neupaver	15,050 shares of Wabtec common stock with a value at payout of $1,243,130

Mr. Rambaud-Measson was not an employee of the Company at the time these awards were granted.

NEOs as a group received 37,206 shares of Wabtec common stock with a value at payout of $3,073,216.

Stock Ownership Requirements. In February 2007, Wabtec approved stock ownership guidelines for executive management and for non-employee board members. These guidelines were established to encourage our key employees and Board members to own and retain shares of stock. The guidelines are as follows: President and CEO to accumulate shares having a value equal to seven times base salary; executive officers to accumulate shares having a value equal to three times base salary; general managers and equivalent to accumulate shares having a value equal to two times base salary; and non-employee Board members to accumulate shares having a value equal to four times their cash retainer. These ownership guidelines are to be achieved within three to five years and are defined as a multiple of base salary for executives and a multiple of cash compensation for the non-employee board members. Except for Mr. Rambaud-Measson, Mr. Alfroid and Ms. Harty, each of the executive officers and non-employee board members has met their required stock ownership described above (including any shares deferred pursuant to the Deferred Compensation Plan). As of January 31, 2018, our directors and executive officers as a group owned approximately 11.49% of our common stock.

Recoupment Policy. In the event of a financial restatement or a determination by the Board of Directors that misconduct by a responsible party caused financial or reputational harm to Wabtec, the Compensation Committee will review the circumstances and make recommendations to the Board as to whether recoupment should be pursued. Misconduct shall include any intentional or reckless violation of Wabtec policies or any grossly negligent act of failure to act. The Compensation Committee will review all compensation that has been awarded to the responsible party and determine how such compensation may have been affected by the financial restatements or misconduct.

Should the Board determine that recoupment is appropriate, Wabtec may recoup from the responsible parties, any cash bonuses and equity awards in reliance on the financial statements that were restated or for the year in which the financial harm occurred as well as any gains realized from the exercise of options to the extent the Compensation Committee determines that the gains were based on such financial statements or resulted from such misconduct.

Prohibition on Hedging. In order to ensure our executive officers bear the full risk of Wabtec common stock ownership, in early 2015, the Compensation Committee approved a policy that prohibits hedging transactions related to our common stock.

Perquisites and Other Personal Benefits. Supplemental benefits are offered to selected executive officers with the goal of attracting and retaining key executive talent. Those perquisites may include: life and health insurance benefits, car and housing allowances, and social and health club dues.

Retirement Benefits. The Company maintains a qualified defined contribution program which includes a Company match on participant contributions which is provided to executives in the United States, on the same basis as is provided to other salaried employees of the Company who reside in the U.S. The Company also maintains various defined benefit plans which are provided to executives based on the same basis as are provided to other employees of the Company who reside or work outside the U.S.

Deferred Compensation Plan. In December 2009, the Board approved and adopted a deferred compensation plan for executive officers and non-employee directors. Under the terms of the plan, eligible employee executive officers may elect to defer their base salary, cash bonus and/or long term incentive payout. No NEOs deferred any compensation during 2017 or any prior years.

Post-Termination Compensation.

The Board of Directors has entered into employment continuation agreements with senior executive officers, including all of the NEOs based in the United States. These agreements are discussed below generally, and only become effective in the event of a change of control of Wabtec. Also discussed below, certain of our benefit plans contain provisions that address termination of an individual or a change in control of the Company. In connection with the acquisition of Faiveley Transport, S.A., the Board of Directors has entered into an employment agreement with one NEO as described on page 35.

Tax Implications of Executive Compensation. Our deductions for compensation payable to the named executive officers (other than the Chief Financial Officer) are potentially limited by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent the aggregate amount paid to an executive officer exceeds $1 million. In 2017 and prior years, the Compensation Committee designed certain awards intended to be exempt from this deduction limit as “performance-based compensation,” including stock options and performance units. The Tax Cuts and Jobs Acts, however, eliminated the “performance-based compensation” exceptions under Section 162(m) effective January 1, 2018, subject to a special rule that “grandfathers” certain awards or arrangements that were in effect on or before November 2, 2017. As a result, compensation that the Compensation Committee structured in 2017 and prior years with the intent of qualifying as performance-based compensation under Section 162(m) that is paid after 2017 may not be fully deductible, depending on the application of the special grandfather rule. Compensation awarded after 2017 to our NEOs in excess of $1 million also will generally not be deductible. While the Tax Cuts and Jobs Act will limit the deductibility of compensation paid to the NEOs, the Compensation Committee, consistent with past practice, will design compensation programs that are intended to serve the long-term interests of our company and stockholders, with deductibility of compensation being one of a variety of relevant factors.

Accounting Considerations with Regard to Compensation Practices. The Compensation Committee reviews on an on-going basis the impact of our compensation programs on Wabtec’s financial statements, including the accounting treatment of equity-based compensation, and the Compensation Committee’s decisions may be influenced by such factors.

Summary Compensation Table

This table shows the compensation for Wabtec’s Chief Executive Officer, Wabtec’s Chief Financial Officer, the three other most highly paid executive officers, other than the Chief Executive Officer and Chief Financial Officer, and the Chairman of Wabtec at December 31, 2017.

Name and Position	Year	Salary	Stock Awards (1)		Option Awards (6)	Non-Equity Incentive Plan Compensation (7)	All Other Compensation (8)	Total
Raymond T. Betler President and Chief Executive Officer	2017	$1,000,000	$2,219,775		$216,405	$0	$23,352	$3,459,532
	2016	$825,000	$3,217,253	(3)	$244,237	$201,783	$23,101	$4,511,374
	2015	$750,000	$2,219,265		$261,965	$770,533	$27,068	$4,028,831

Patrick D. Dugan Executive Vice President and Chief Financial Officer	2017	$550,000	$1,035,895		$100,789	$0	$24,949	$1,711,833
	2016	$425,000	$1,240,004	(3)	$63,714	$72,764	$24,627	$1,826,109
	2015	$370,000	$674,483		$83,353	$287,666	$23,984	$1,439,486

Stéphane Rambaud-Measson(4) Executive Vice President and Chief Operating Officer	2017	$851,929	$2,119,438		$0	$81,988	$62,314	$3,115,669
	2016	$58,539	$1,443,394	(5)	$0	$0	$4,419	$1,506,352

David L. DeNinno Executive Vice President, General Counsel and Secretary	2017	$475,000	$739,925		$72,135	$0	$35,169	$1,322,229
	2016	$400,000	$1,608,666	(3)	$63,714	$68,484	$33,868	$2,174,732
	2015	$370,000	$674,483		$83,353	$287,666	$33,281	$1,448,783

Scott E. Wahlstrom Executive Vice President, Human Resources	2017	$310,000	$384,761		$37,510	$0	$23,774	$756,045

Albert J. Neupaver(2) Chairman	2017	$632,500	$2,369,746	(2)	$216,405	$0	$24,138	$3,242,789
	2016	$890,000	$2,398,003		$244,237	$217,682	$34,689	$3,784,611
	2015	$890,000	$2,663,118		$309,595	$914,366	$35,049	$4,812,128
(1)	Reflects the aggregate grant date fair value dollar amount computed in accordance with FASB ASC Topic 718, which we refer to as “ASC 718”, related to the awards of a) restricted stock made to the named executive officers in February 2017 under the 2011 Stock Incentive Plan; and b) long-term incentive awards granted to the named executive officers in 2017 for the 2017-2019 performance period. For the assumptions used in the calculation of this amount under ASC 718, see Note 12 of the Notes to the Consolidated Financial Statements in Wabtec’s Annual Report on Form 10-K for the year ended December 31, 2017. The value of the 2017 long term incentive award is based on probable achievement of the applicable target performance goals. The value of that award based on achievement of maximum performance level would be: for Mr. Betler – $2,611,410; for Mr. Dugan – $1,218,700; for Mr. Rambaud-Measson - $1,915,100; for Mr. DeNinno – $870,500; for Mr. Wahlstrom – $452,660; for Mr. Neupaver – $2,611,410.
(2)	Mr. Neupaver’s was paid as an executive officer of Wabtec from January 1, 2017 to May 31, 2017, and then as a non-employee director from June 1, 2017 to year end. Mr. Neupaver’s salary for 2017 above reflects compensation as an employee of $432,500, as well as a cash retainer of $85,000, and an additional cash retainer of $115,000 as Chairman of the Board. Furthermore, Mr. Neupaver’s stock awards for 2017 above reflects an award as an employee of $2,219,715, as well as a stock retainer of 1,819 shares valued at $150,031 as Chairman of the Board.
(3)	Includes a special grant of restricted stock on December 12, 2016 upon the successful acquisition of a controlling interest of Faiveley Transport, S.A. in the amount of 10,000 shares for Mr. Betler, 7,500 shares for Mr. Dugan, and 12,000 shares for Mr. DeNinno. The entire award is subject to cliff vesting four years from the date of the award, or December 12, 2020, subject, in each case, to the executive’s continued employment with the Company through the applicable vesting date.
(4)	Mr. Rambaud-Measson was named Executive Vice President & Chief Operating Officer, effective

May 9, 2017. Cash compensation was paid to Mr. Rambaud-Measson in Euros, and for purposes of the Summary Compensation Table and other applicable tables in this proxy statement converted to U.S. dollars using an exchange rate of 1.199 US$ to EUR determined as of December 31, 2017.

(5)	Reflects the special grant of restricted stock units to Mr. Rambaud-Measson upon his appointment to President and Chief Executive Officer- Transit Segment. The award was made November 30, 2016 under Wabtec’s 2011 Stock Incentive Plan. The entire award shall vest in equal annual installments on the first, second, third and fourth anniversaries of the award date, subject, in each case, to Mr. Rambaud-Measson’s continued employment with the Company through the applicable vesting date.
(6)	Reflects the aggregate grant date fair value dollar amount computed in accordance with ASC 718 related to the named executive officers that had stock options granted during the year. For the assumptions used in the calculation of this amount under ASC 718, see Note 12 of the Notes to the Consolidated Financial Statements in Wabtec’s Annual Report on Form 10-K for the year ended December 31, 2017.
(7)	Reflects amounts earned by the named executive officers for fiscal years 2017, 2016 and 2015 under Wabtec’s annual incentive award plan. Payment for 2017 performance was made in February 2018.
(8)	The following table sets forth a detailed breakdown of the items which compose “All Other Compensation”:
Name	Year	Tax Gross Up Payments	Car and Housing Allowances (1)	Unemployment Benefits (2)	Social and Health Club Dues	Company Matching Contribution to 401(k) Plan	Imputed Group Term Life Insurance Premium Payments	Total
Raymond T. Betler	2017	$0	$0	$0	$1,908	$15,900	$5,544	$23,352
	2016	$0	$0	$0	$1,657	$15,900	$5,544	$23,101
	2015	$0	$0	$0	$5,624	$15,900	$5,544	$27,068

Patrick D. Dugan	2017	$0	$0	$0	$7,117	$15,900	$1,932	$24,949
	2016	$0	$0	$0	$7,333	$15,900	$1,394	$24,627
	2015	$0	$0	$0	$7,202	$15,900	$882	$23,984

Stéphane Rambaud-Measson	2017	$0	$47,051	$15,263	$0	$0	$0	$62,314
	2016	$0	$3,336	$1,083	$0	$0	$0	$4,419

David L. DeNinno	2017	$0	$0	$0	$14,018	$15,900	$5,251	$35,159
	2016	$0	$0	$0	$13,968	$15,900	$4,000	$33,868
	2015	$0	$0	$0	$13,500	$15,900	$3,881	$33,281

Scott E. Wahlstrom	2017	$0	$0	$0	$6,729	$15,900	$1,145	$23,774

Albert J. Neupaver	2017	$0	$0	$0	$3,725	$15,900	$4,513	$24,138
	2016	$0	$0	$0	$8,121	$15,900	$10,668	$34,689
	2015	$0	$0	$0	$8,481	$15,900	$10,668	$35,049

(1)	For 2017, Mr. Rambaud-Measson received a car allowance in the amount of $14,857, and the Company furnished an apartment in Paris with an estimated cost of $32,194.
(2)	This represents payments made on behalf of Mr. Rambaud-Measson to an insurance company for unemployment benefits.

2017 Grants of Plan Based Awards

This table shows the equity based awards granted in 2017 to the named executive officers in 2017.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($) (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (#) (2)			All Other Stock Awards: Number of Shares of Stock or Unit (#)s (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Name	Grant Date		Threshold	Target	Maximum	Threshold	Target	Maximum
Mr. Betler			$0	$1,000,000	$2,250,000
	2/7/17					3,750	15,000	30,000				$1,305,705
	2/7/17								10,500			$914,025
	2/7/17									10,500	$87.05	$216,405

Mr. Dugan			$0	$440,000	$990,000
	2/7/17					1,750	7,000	14,000				$609,350
	2/7/17								4,900			$426,545
	2/7/17									4,900	$87.05	$100,989

Mr. Rambaud-Measson			$0	$851,929	$1,916,840
	2/7/17					2,750	11,000	22,000				$957,550
	2/7/17								11,000			$957,500
	5/10/17	(6)							2,500			$204,388
	2/7/17									0	$87.05	$0

Mr. DeNinno			$0	$332,500	$748,125
	2/7/17					1,250	5,000	10,000				$435,250
	2/7/17								3,500			$304,675
	2/7/17									3,500	$87.05	$72,135

Mr. Wahlstrom			$0	$186,000	$418,500
	2/7/17					650	2,600	5,200				$226,330
	2/7/17								1,820			$158,431
	2/7/17									1,820	$87.05	$37,510

Mr. Neupaver			$0	$1,000,000	$2,250,000
	2/7/17					3,750	15,000	30,000				$1,305,750
	2/7/17								10,500			$914,025
	2/7/17									10,500	$87.05	$216,405
(1)	Reflects the possible payments under Wabtec’s annual incentive award plan.
(2)	Reflects the grant of performance units for the three-year performance period of 2017-2019 approved by the Compensation Committee in February 2017 under Wabtec’s 2011 Stock Incentive Plan. These columns reflect the range of payouts possible for this grant. A performance unit is equal to a share of Wabtec common stock. If Wabtec achieves its three-year cumulative economic profit goal, then participants will earn the target number of performance units. In general, the goals increase each year taking into account expected market conditions, and are intended to reflect a superior performance by management. If Wabtec achieves the maximum three-year cumulative economic profit goal, a participant will earn a maximum number (equal to two times the target level) of performance units. If Wabtec achieves the threshold three-year cumulative economic profit goal, a participant will earn a threshold number (equal to one-quarter of the target level) of performance units. No performance units will be earned for performance below the three-year cumulative economic profit threshold and no additional performance units will be earned for performance exceeding the three-year cumulative economic profit maximum. Payouts for these awards, if any, will be made by March 31, 2020.

(3)	Reflects the grant of restricted stock to the named executive officers on February 7, 2017 under Wabtec’s 2011 Stock Incentive Plan. One-fourth of the shares vested on March 1, 2018 and the remaining shares will vest in one-fourth increments on March 1, 2019, March 1, 2020 and March 1, 2021.
(4)	Reflects the grant of options to the named executive officers on February 7, 2017 under Wabtec’s 2011 Stock Incentive Plan. One-fourth of the options vested on March 1, 2018 and the remaining options will vest in one-fourth increments on March 1, 2019, March 1, 2020 and March 1, 2021.
(5)	Reflects the grant date fair value computed in accordance with ASC 718.
(6)	Reflects the grant of restricted stock units made to Mr. Rambaud-Measson on May 10, 2017 upon his appointment as Executive Vice President and Chief Operating Officer. Such grant is subject to a cliff vesting four years from the date of the grant or May 10, 2021.

2017 Outstanding Equity Awards at Fiscal Year-End

This table provides information concerning unexercised options, unvested stock and equity incentive plan awards outstanding as of December 31, 2017 for the named executive officers.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2)
Raymond T. Betler	20,000	0	$29.043	8/18/2018			50,542	$4,126,249
	24,000	0	$14.50	2/17/2019	2,275(3)	$185,731
	12,000	0	$19.103	2/17/2020	5,250(4)	$428,610
	13,500	0	$28.695	2/15/2021	12,075(5)	$985,803
	10,360	0	$35.293	2/14/2022	10,500(6)	$857,220
	7,980	0	$48.29	2/12/2023	10,000(7)	$816,400
	6,825	2,275	$72.82	2/11/2024	10,000(8)	$816,400
	5,500	5,500	$87.03	2/10/2025
	4,025	12,075	$61.33	2/9/2026
	0	10,500	$87.05	2/7/2027
Patrick D. Dugan							16,553	$1,351,387
					787(3)	$64,251
	1,260	0	$35.293	2/14/2022	1,750(4)	$142,870
	3,920	0	$48.29	2/12/2023	3,150(5)	$257,166
	2,363	787	$72.82	2/11/2024	4,900(6)	$400,036
	1,750	1,750	$87.03	2/10/2025	7,500(8)	$612,300
	1,050	3,150	$61.33	2/9/2026
	0	4,900	$87.05	2/7/2027
Stéphane Rambaud-Measson	0	0	$87.05	2/7/2027			11,000	$898,040
					11,000(6)	$898,040
					12,650(9)	$1,032,746
					2,500(10)	$204,100
David L. DeNinno	5,600	0	$34.813	2/21/2022			14,553	$1,188,107
	4,340	0	$48.29	2/12/2023	787(3)	$64,251
	2,363	787	$72.82	2/11/2024	1,750(4)	$142,870
	1,750	1750	$87.03	2/10/2025	3,150(5)	$257,166
	1,050	3150	$61.33	2/9/2026	3,500(6)	$285,740
	0	3500	$87.05	2/7/2027	12,000(8)	$979,680
Scott E. Wahlstrom	9,000	0	$19.103	2/17/2020			9,108	$743,577
	6,000	0	$28.695	2/15/2021	647(3)	$52,821
	5,040	0	$35.293	2/14/2022	1,050(4)	$85,722
	3,920	0	$48.29	2/12/2023	2,100(5)	$171,444
	1,943	647	$72.82	2/11/2024	1,820(6)	$148,585
	1,200	1,200	$87.03	2/10/2025	1,820(8)	$148,585
	700	2,100	$61.33	2/9/2026
	0	1,800	$87.05	2/7/2027
Albert J. Neupaver	40,000	0	$17.425	2/20/2018			53,050	$4,331,002
	108,000	0	$14.50	2/17/2019	3,850(3)	$314,314
	54,000	0	$19.103	2/17/2020	6,300(4)	$514,332
	40,500	0	$28.695	2/15/2021	12,075(5)	$985,803
	30,800	0	$35.293	2/14/2022	10,500(6)	$857,220
	23,800	0	$48.29	2/12/2023
	11,550	3,850	$72.82	2/11/2024
	6,500	6,500	$87.03	2/10/2025
	4,025	12,075	$61.33	2/9/2026
	0	10,500	$87.05	2/7/2027

(1)	All option awards granted to the NEOs vest one-fourth per year beginning on March 1 of the year after the grant date.
(2)	This represents the aggregate number of actual performance units granted relative to the 2015-2017 long-term incentive plan, the target performance units that would be paid out upon the Company meeting financial goals relative to the 2016-2018 long-term incentive plan and the target performance units that would be paid out upon the Company meeting financial goals relative to the 2017-2019 long-term incentive plan multiplied by the fair market value of Wabtec common stock price as of December 31, 2017.
(3)	This represents the number of restricted shares of Wabtec stock that were granted in 2014 to the executive under the 2011 Stock Incentive Plan and that remain unvested as of December 31, 2017. One-fourth of this award vested on March 1, 2015, March 1, 2016, March 1, 2017 and March 1, 2018.
(4)	This represents the restricted shares of Wabtec stock that were granted in 2015 to the executive under the 2011 Stock Incentive Plan and that remain unvested as of December 31, 2017. One-fourth of this award vested on March 1, 2016, March 1, 2017 and March 1, 2018, and the remaining shares will vest on March 1, 2019.
(5)	This represents the number of restricted shares of Wabtec stock that were granted in 2016 to the executive under the 2011 Stock Incentive Plan and that remain unvested as of December 31, 2017. One-fourth of this award vested on March 1, 2017 and March 1, 2018, and the remaining shares will vest in one-fourth increments on March 1, 2019, and March 1, 2020.
(6)	This represents the number of restricted shares of Wabtec stock that were granted in 2017 to the executive under the 2011 Stock Incentive Plan and that remain unvested as of December 31, 2017. One-fourth of this award vested on March 1, 2018 and the remaining shares will vest in one-fourth increments on March 1, 2019, March 1, 2020, and March 1, 2021.
(7)	This represents the number of restricted shares of Wabtec stock that were granted to the executive under the 2011 Stock Incentive Plan that remain unvested as of December 31, 2017. The entire grant of shares is subject to cliff vesting four years from the date of grant and will vest in full on May 14, 2018.
(8)	This represents the number of restricted shares of Wabtec stock that were granted to the executive under the 2011 Stock Incentive Plan that remain unvested as of December 31, 2017. The entire grant of shares is subject to cliff vesting four years from the date of grant and will vest in full on December 12, 2020.
(9)	This represents the number of restricted units of Wabtec stock that were granted to the executive under the 2011 Stock Incentive Plan that remained unvested as of December 31, 2017. One-fourth of this award vested on November 30, 2017, and the remaining shares will vest in one-fourth increments on November 30, 2018, November 30, 2019 and November 30, 2020.
(10)	This represents the number of restricted shares of Wabtec stock that were granted to the executive under the 2011 Stock Incentive Plan that remain unvested as of December 31, 2017. The entire grant of shares is subject to cliff vesting four years from the date of grant and will vest in full on May 10, 2021.

Option Exercises and Stock Vested

This table provides information concerning vesting of stock, including restricted stock, restricted stock units and similar instruments, during 2017 for the named executive officers on an aggregate basis.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(3)	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting
Raymond T. Betler	0	$0	26,177	$2,066,163(2)
Patrick D. Dugan	0	$0	8,973	$708,063(2)
Stéphane Rambaud-Measson	0	$0	4,217	$325,827(2)
David L. DeNinno	0	$0	9,078	$716,566(2)
Scott E. Wahlstrom	0	$1,193,938	7,194	$567,301(2)
Albert J. Neupaver	0	$4,034,980	42,794	$3,374,660(2)
(1)	Calculated by multiplying the number of shares of restricted stock that vested by the market price of Wabtec’s common stock on the vesting date.
(2)	This includes a payout under the 2014-2016 long-term incentive plan. Under this plan, Mr. Betler, Mr. Dugan, Mr. DeNinno, Mr. Wahlstrom and Mr. Neupaver earned and received on March 16, 2017, a payout of 15,257, 5,281, 5,281, 4,342, and 25,819 shares of Wabtec common stock, respectively, with the respective values on that date of $1,181,807, $409,066, $409,066, $336,331 and $1,999,940.
(3)	Represents the value of cashless exercise by Mr. Neupaver of 13,938 options on April 27, 2018, and 46,062 options on April 28, 2018, and Mr. Wahlstrom of 18,000 options on February 28, 2018.

Post-Employment Compensation

Nonqualified Deferred Compensation

Wabtec sponsors a deferred compensation plan for executive officers and non-employee directors. Under the terms of the plan, eligible employee executive officers may elect to defer their base salary, cash bonus and/or long term incentive payout. None of the named executive officers currently have any benefit under this plan.

Potential Payments Upon Termination or Change in Control

Employment Continuation Agreements with Certain Executive Officers

Wabtec entered into employment continuation agreements with senior executive officers, including the following: Raymond T. Betler, Patrick D. Dugan, David L. DeNinno, Scott E. Wahlstrom and Albert J. Neupaver (each an “Agreement” and collectively, the “Agreements”). The purpose of the Agreements is to ensure that, in the event Wabtec is confronted with a situation that could result in a change in ownership or control of the Company, the named executive officers are provided certain financial assurances to enable them to perform the responsibilities of the position without undue distraction and to exercise judgment without bias due to personal circumstances, since continuity of management will be essential to its ability to evaluate and respond to such situation in the best interests of stockholders. Under each Agreement, if the executive is employed on the date on which a change of control, as defined in the Agreements, occurs then the executive will be entitled to remain employed by Wabtec until the 24-month anniversary of the change of control, subject to certain termination provisions. Each Agreement contains standard confidentiality and other restrictive covenants, including restrictions for a period of one year following termination of the executive’s employment on soliciting business or employees away from us or providing any services that may compete with our business.

During the employment period, the executive will (a) receive a base salary at a monthly rate at least equal to the monthly salary paid to the executive immediately prior to the change of control, (b) be afforded the opportunity to receive a cash bonus (i) on terms and conditions no less favorable to the executive than the annual cash bonus opportunity made available to the executive for the fiscal year ended immediately prior to the change of control and (ii) in an amount not less than the target cash bonus amount for the executive in the fiscal year ending immediately prior to the change of control, (c) participate in all long-term incentive compensation programs for key executives and benefit plans at a level that is commensurate with the executive’s opportunity to participate in such plans immediately prior to the change of control, or if more favorable, at the level made available to the executive or other similarly situated officers at any time thereafter, (d) receive vacation and fringe benefits and office and support staff at a level that is commensurate with the executive’s benefits immediately prior to the change of control, or if more favorable, at the level made available to the executive or other similarly situated officers at any time thereafter, (e) receive expense reimbursement at a level that is commensurate with the executive’s benefits immediately prior to the change of control, or if more favorable, at the level made available to the executive thereafter and (f) be indemnified, during and after his employment period, for claims arising from or out of the executive’s performance as an officer, director or employee of Wabtec or any of its subsidiaries, or in any other capacity while serving at the request of the Company, to the maximum extent permitted by applicable law and Wabtec’s governing documents. Wabtec is also required to maintain existing or comparable insurance policies covering such matters at a level of protection that is no less than that afforded under the Company’s governing documents in effect immediately prior to the change of control.

Death or Disability. If an executive’s employment is terminated after a change of control due to death or disability, the executive will receive only the executive’s base salary through the date of termination, any vested amounts or benefits under Wabtec’s benefit plans, including accrued but unpaid vacation and any benefits payable for death or disability under applicable plans or policies. If, after a change of control, any of the five named executive officers had terminated employment due to death at December 31, 2017, the value of the life insurance benefits payable under Wabtec’s plan to such executive would have been: Mr. Betler $1,350,000, Mr. Dugan $1,250,000, Mr. DeNinno $713,000, Mr. Wahlstrom $965,000, Mr. Neupaver $0, or, in the case of termination for disability at December 31, 2017, the value of the disability benefits under Wabtec’s plan to such executive would have been: Mr. Betler $240,000, Mr. Dugan $240,000, Mr. DeNinno $240,000, Mr. Wahlstrom $186,000, Mr. Neupaver $0. In addition to the benefits paid pursuant to the Agreements, upon a change in control, stock options become exercisable, restrictions on restricted stock lapse and performance units are deemed to have been fully earned as described under “Outstanding Stock Awards” below.

For Cause/Voluntary Termination. If, after a change of control, an executive’s employment is terminated by Wabtec for cause (as defined in the Agreements), or the executive voluntarily terminates his or her employment other than for good reason (as defined in the Agreements), the executive will receive only the executive’s base salary through the date of termination and any vested amounts or benefits under Wabtec’s benefit plans, including accrued but unpaid vacation. If, after a change of control any of the five named executive officers had been terminated by the Company for cause, or the executive voluntarily terminated his employment other than for good reason, at December 31, 2017, no benefits would have been payable to Messrs. Betler, Dugan, DeNinno, Wahlstrom and Neupaver. In addition to benefits paid pursuant to the Agreement, upon a change in control, stock options become exercisable, restrictions on restricted stock lapse and performance units are deemed to have been fully earned under the “Outstanding Stock Awards” below.

Other than for Cause/Good Reason. If, after a change of control, an executive’s employment is terminated by Wabtec other than for cause or the executive terminates his employment for good reason the executive will receive (a) the executive’s base salary through the date of termination, (b) a cash amount equal to two times the sum of the executive’s annual base salary and the target cash bonus amount for the executive for the fiscal year ending immediately prior to the change of control, and (c) any vested benefits under Wabtec’s benefit plans, including accrued but unpaid vacation and including benefits under the 2011 Stock Incentive Plan. The executive will also be entitled to continue participation in all of Wabtec’s employee and executive welfare and fringe plans until the earlier of the 24 month anniversary of the termination date and the date the executive becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer. The amounts described may be subject to reduction as may be necessary to avoid characterization of amounts as “excess parachute payments” under the Internal Revenue Code. If, after a change of control, any of the five named executive officers had been terminated by the Company other than for cause, or if the executive had terminated his employment for good reason, at December 31, 2017, the value of the benefit to such executive would have been: Mr. Betler $4,022,800, Mr. Dugan $2,002,800, Mr. DeNinno $1,637,800, Mr. Wahlstrom $1,014,803, Mr. Neupaver $0. In addition to the benefits paid pursuant to the Agreement, upon a change in control, stock options become exercisable, restrictions on restricted stock lapse and performance units are deemed to have been fully earned as described under “Outstanding Stock Awards” below.

Potential Change of Control. If, after the occurrence of a potential change of control, as defined in the Agreement, and prior to a change of control, (a)(i) an executive’s employment is terminated by the Company other than for cause or by the executive for good reason or (ii) the Company terminates the Agreement and (b) a change of control, which also constitutes certain changes in ownership or effective control under Section 409A of the Internal Revenue Code of 1986, as amended, occurs within one year of the termination, the executive will be deemed, solely for purposes of determining the executive’s rights under the Agreement, to have remained employed until the change of control and to have been terminated by the Company without cause immediately after the change of control. In such case, at December 31, 2017, the value of severance benefits to the executive would have been: Mr. Betler $4,022,800, Mr. Dugan $2,002,800, Mr. DeNinno $1,637,800, Mr. Wahlstrom $1,014,803, Mr. Neupaver $0.

Wabtec may terminate the Agreements at any time prior to the occurrence of a change of control without liability, except as may arise in circumstances relating to a potential change of control.

Employment Agreement with Mr. Rambaud-Measson

Wabtec entered into an employment agreement with Mr. Rambaud-Measson, a named executive officer, in connection with the closing of the Faiveley Transport acquisition. The employment agreement with Mr. Rambaud-Measson provides for an initial term of four years, which may be extended on the fourth anniversary of the effective date of such agreement and each anniversary thereafter, for additional one year terms unless at least 90 days prior to such anniversary, Wabtec or Mr. Rambaud-Measson delivers a written notice to the other that the employment period will not be extended. The employment agreement provides that Mr. Rambaud-Measson will serve as Executive Vice President of Wabtec and President and Chief Executive Officer of Faiveley, with such duties and responsibilities as are commensurate with such position.

During the employment period, Mr. Rambaud-Measson will (a) receive a base annual salary of €668,000, (b) be afforded the opportunity to receive a cash bonus at a target equal to 100% of annual base salary, up to a maximum target of 225%, (c) be entitled to receive restricted stock units with an annual grant date value of at least €800,000 during each year during his employment period commencing in the first calendar quarter of 2017, (d) be entitled to receive performance units with an annual target grant date value of at least €800,000 and a three-year performance period, (e) be eligible to participate in welfare and other benefit plans, practices, policies and programs, as may be in effect for senior executives of Wabtec generally, (f) receive vacation and fringe benefits and office and support staff at a level that is commensurate with his benefits as were maintained by Faiveley, (g) receive expense reimbursement for all reasonable, documented business expenses, and (h) be indemnified, during and after his employment period, for claims arising from or out of his performance as an officer, director or employee of Wabtec or any of its subsidiaries, or in any other capacity while serving at the request of the Company, to the maximum extent permitted by applicable law. To the extent Wabtec maintains insurance policies covering such matters, Mr. Rambaud-Measson will be entitled to such coverage on a basis no less favorable than coverage provided to any other Wabtec officer or director.

Death or Disability. If Mr. Rambaud-Measson’s employment is terminated due to death or disability, he will receive his base salary through the date of termination, any reimbursable business expenses, any unpaid annual cash bonus and any accrued vacation, and any vested amounts or benefits under any Wabtec benefit plan, program, policy or practice or contract or agreement of the Company. At December 31, 2017, the value of the benefit payable to Mr. Rambaud-Measson would have been $351,400. If Mr. Rambaud-Measson had terminated employment due to death at December 31, 2017, the value of the life insurance benefits payable under Wabtec’s plan to him would have been $85,129, or, in the case of termination for disability at December 31, 2017, the value of the disability benefits under Wabtec’s plan would have been $85,129.

Other than for Cause/Good Reason. If Mr. Rambaud-Measson’s employment is terminated by Wabtec other than for cause or by Mr. Rambaud-Measson for good reason, in addition to the same benefits payable upon termination due to death or disability (other than any insurance or disability payments), Mr. Rambaud-Measson will receive (a) a payment of two times his annual base salary and two times his target annual bonus, (b) a payment of the pro rata portion of his bonus payable for the year in which he was terminated, (c) a pro rata portion of shares of Wabtec common stock representing performance units he would have earned, (d) a payment of €388,740 if his employment is terminated prior to the first anniversary of his employment agreement, and (e) a payment of €200,000 if his employment is terminated prior to the first anniversary of his employment agreement. Payments described in clauses (a) through (e) are subject to the execution of a release by Mr. Rambaud-Measson. At December 31, 2017, the value of the benefit payable to Mr. Rambaud-Measson would have been $3,759,116.

Cause/Other than for Good Reason. If Mr. Rambaud-Measson’s employment is terminated by Wabtec for cause or he terminates his employment other than for good reason, he will receive his base salary through the date of termination, any reimbursable business expenses and any accrued vacation, and any vested amounts or benefits under any Wabtec benefit plan, program, policy or practice or contract or agreement of the Company. At December 31, 2017, the value of the benefit payable to Mr. Rambaud-Measson would have been $0.

Outstanding Stock Awards

Under the 2000 Stock Incentive Plan and the 2011 Stock Incentive Plan, in instances of disability, death during employment or a Section 8 or 11 Event as defined in the Plans, respectively, which generally includes a change of control of Wabtec, all outstanding options become exercisable even if not otherwise exercisable. In addition, in the case of a Section 8 or 11 Event, all outstanding options are subject to being cashed out automatically based on the difference between the option exercise price and the value of Wabtec stock in connection with the Section 8 or 11 Event. In instances of a Section 8 or 11 Event only, all restrictions on restricted stock or restricted stock units lapse. For performance units, in instances of a Section 8 or 11 Event, all performance units are deemed to have been fully earned regardless of the attainment of performance targets. The following table provides the value of such benefits for each of our named executive officers as if the applicable event occurred on December 31, 2017:

Name	Disability	Death During Employment (1)	Section 8 or 11 Event (2)
Mr. Betler
Options	$265,309	$265,309	$5,282,042
Restricted Stock	—	—	$4,090,164
Performance Units(3)	—		$8,653,840
Mr. Dugan
Options	$70,918	$70,918	$302,214
Restricted Stock	—	—	$1,476,623
Performance Units(3)	—		$2,816,580
Mr. Rambaud-Measson
Options	$0	$0	$0
Restricted Stock	—	—	$2,134,886
Performance Units(3)	—		$1,796,080
Mr. DeNinno
Options	$70,918	$70,918	$520,055
Restricted Stock	—	—	$1,729,707
Performance Units(3)	—		$2,490,020
Mr. Wahlstrom
Options	$48,356	$48,356	$1,324,536
Restricted Stock	—	—	$723,902
Performance Units(3)	—		$1,567,488
Mr. Neupaver
Options	$279,200	$279,200	$18,025,027
Restricted Stock	—	—	$1,814,449
Performance Units(3)	—		$9,143,680
(1)	The Compensation Committee has discretion in instances of death during employment, voluntary termination with consent and retirement to decide to pay all or part of a performance award contingent upon achievement of performance and based on a variety of factors which may result in an incremental benefit to a named executive officer. The incremental benefit would be the same as that disclosed under the column titled “Section 8 or 11 Event” if the Compensation Committee decided to pay all of the award.
(2)	Our 2011 Stock Incentive Plan does not provide for gross-up payments in the event of an excise tax liability upon a change of control. Such gross-up payments may be made under our 2000 Stock

Incentive Plan. However, under our Agreements, payments to an employee upon a change of control may be subject to limitations in the event that an excise tax liability would be triggered.

(3)	Assumes maximum number of units are paid and includes units which were vested as of December 31, 2017 but were not yet paid to participants.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of SEC Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Betler, our Chief Executive Officer.

For 2017, our last completed fiscal year:

•	the median of the annual total compensation of all employees of our company (other than our CEO) was $ 37,387; and
•	the annual total compensation of our CEO, as reported in the Summary Compensation Table presented on page 0, was $ 3,459,532.

Based on this information, for 2017, the ratio of the annual total compensation of Mr. Betler, our Chief Executive Officer, to the median of the annual total compensation of all employees was approximately 93 to 1.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee" for this purpose, the methodology and the material assumptions, adjustments, and estimates that we used were as follows:

•	We selected December 31, 2017 as the date upon which we would identify the median employee.
•	We determined that, as of December 31, 2017, our employee population for pay ratio disclosure purposes consisted of approximately 15,960 individuals. In determining this number, we excluded (i) about 670 employees that we acquired during 2017 in acquisitions, including from the Melett, AM General Contractor, Axiom and Semvac acquisitions, and (ii) all of our employees located in South Africa (about 50 in total, or less than one-third of 1% of our total workforce on December 31, 2017). We did not use any statistical sampling techniques.
•	To identify the median employee from our employee population, we used total compensation reflected in our payroll records as reported to the various taxing authorities, generally consisting of salary, wages, overtime, bonus, health and welfare benefits and long-term incentive taxable compensation for those employees.
•	In making these determinations, we annualized the compensation of all permanent employees who were hired in 2017 but did not work for us or our consolidated subsidiaries for the entire fiscal year. We did not make any cost-of-living adjustments in identifying the median employee.
•	With respect to the annual total compensation of the median employee, we identified and calculated the elements of such employee's compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of SEC Regulation S-K, resulting in annual total compensation of $37,387.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from ours, are likely not comparable to our CEO pay ratio.

Director Compensation

The following table provides information concerning the compensation of our non-employee directors for the period January 1, 2017 through December 31, 2017:

Name(1)	Fees Earned or Paid in Cash	Stock Awards (2)(3)	Total
Phillipe Alfroid	$85,000	$150,000	$235,000
Robert J. Brooks	$85,000	$150,000	$235,000
Erwan Faiveley	$85,000	$150,000	$235,000
Emilio A. Fernandez	$95,000	$150,000	$245,000
Lee B. Foster, II(4)	$100,000	$150,000	$250,000
Linda S. Harty(5)	$100,000	$150,000	$250,000
Michael W. D. Howell	$85,000	$150,000	$235,000
William E. Kassling(6)	$110,000	$150,000	$260,000
Brian P. Hehir	$85,000	$150,000	$235,000
Nickolas W. Vande Steeg	$85,000	$150,000	$235,000
(1)	Although Mr. Neupaver was a non-employee director as of the end of the last fiscal year, he is also a named executive officer for the year given his retirement as an executive officer during the year. Consistent with SEC rules, his compensation both as a named executive officer and as a non-employee director for the year is reported in the Summary Compensation Table earlier in this proxy statement.
(2)	Reflects the aggregate grant date fair value dollar amount calculated in accordance with ASC 718 related to the awards of stock to the directors under the 1995 Non-Employee Directors’ Fee and Stock Option Plan. For the assumptions used in the calculation of this amount under ASC 718, see Note 12 of the Notes to Consolidated Financial Statements in Wabtec’s Annual Report on Form 10-K for the year ended December 31, 2017.
(3)	The annual award of the $150,000 stock retainer was made on May 10, 2017, with each non-employee director, except for Mr. Neupaver, being granted 1,819 restricted shares of Wabtec common stock with a grant date fair market value of $82.48 per share.
(4)	Mr. Foster elected to defer 100% of the stock retainer
(5)	Ms. Harty elected to defer 100% of the cash retainer.
(6)	Mr. Kassling serves as non-employee Lead Director.

Each non-employee director receives an annual cash retainer of $85,000 and an annual stock retainer of $150,000 for their services as a director, which includes all meeting attendance. In addition, our non-employee Lead Director receives an additional annual retainer of $25,000 and our committee chairs receive additional annual retainers as follows: Compensation Committee Chairperson receives $15,000, Audit Committee Chairperson receives $15,000, and Nominating and Governance Committee Chairperson receives $10,000. All directors are reimbursed for their out of pocket expenses incurred in connection with attendance at meetings and other activities related to the board or its committees.

In addition, the non-employee directors also participate in the 1995 Non-Employee Directors’ Fee and Stock Option Plan. The aggregate number of stock options outstanding as of December 31, 2017 for each non-employee director under the plan is as follows: Mr. Brooks 8,000; Mr. Fernandez 8,000; Mr. Foster 8,000; Mr. Hehir 8,000; and Mr. Kassling 16,000. No stock options were granted to the non-employee directors in 2017.

Each non-employee director was granted 1,835 restricted shares of Wabtec common stock based on the fair market value of Wabtec stock on May 11, 2017 ($150,000). The 2017 stock retainer is restricted and will vest on May 10, 2018. If a director voluntarily resigns or is otherwise terminated within 12 months from the grant of the restricted shares, the director will forfeit the shares.

In December 2009, the Board approved and adopted a Deferred Compensation Plan for executive officers and non-employee directors. Under the terms of the plan, eligible directors may defer the annual stock and/or cash retainer, provided that any deferral of the stock retainer will be subject to the same vesting and forfeiture conditions as if the stock retainer had not been deferred. Deferred amounts, including any applicable earnings credited on the deferrals, will be paid out to the director following his termination of service with the Board. During 2017, Mr. Foster elected to defer 100% of the stock retainer and Ms. Harty elected to defer 100% of the cash retainer.

Proposal 2—Advisory (Non-Binding) Resolution Relating to the
Approval of 2017 Named Executive Officer Compensation

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd- Frank Act”), we are providing our stockholders with a non-binding vote to approve our executive compensation programs and arrangements in accordance with Section 14A of the Exchange Act.

As described in greater detail under the heading “Compensation Discussion and Analysis,” we seek to closely align the interests of our named executive officers with the interests of our stockholders. Our compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total stockholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk- taking. The overall objectives of our executive compensation program are to (i) enable us to attract, motivate and retain key executive talent essential to the achievement of our short-term and long-term business objectives; (ii) provide compensation competitive with others in our industry; (iii) reward senior executive officers in a “pay for performance” manner for accomplishment of pre-defined business goals and objectives; and (iv) align the interests of our executives with our stockholders. A significant portion of total executive compensation is variable compensation linked to corporate, business unit and individual performance. Our objective is to provide a significant portion of an executive’s total compensation in a form that is contingent upon achieving established performance goals that are intended to align the executives’ interests with those of our stockholders. In regard to compensation based on long-term performance, our objective is to provide a significant portion of such compensation in the form of equity awards.

Pursuant to the SEC rules, we are asking you to approve the 2017 compensation of the named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K of the SEC, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures.

Under the Dodd-Frank Act and the related SEC rules, your vote on this resolution is an advisory or “non- binding” vote. This means that the purpose of the vote is to provide stockholders with a method to give their opinion to the Board of Directors of Wabtec about certain issues, like executive compensation. None of the Board, its committees or Wabtec is required by law to take any action in response to the stockholder vote. However, the Board values our stockholders’ opinions, and the Board intends to evaluate the results of the 2018 vote carefully when making future decisions regarding compensation of the named executive officers. The stockholder advisory vote in connection with our 2017 annual meeting received approximately 93% approval by our stockholders, indicating strong support of our compensation programs and policies. We believe that providing our stockholders with an advisory vote on our executive compensation program will further enhance communication with our stockholders, and it meets our obligations under the Dodd-Frank Act and the SEC’s rules.

Vote Required

This proposal is adopted if a majority of the shares present in person or by proxy vote for the proposal. Because the total shares voted “for,” “against,” or “abstain” are counted to determine the minimum votes required for approval, if you abstain from voting, it has the same legal effect as if you vote against. If a broker limits the number of shares voted on the proposal on its proxy card or indicates that the shares represented by the proxy card are not being voted on the proposal, it is considered a broker non-vote. Broker non-votes are not counted as a vote or used to determine the favorable votes required to approve the proposal.

The Board recommends that you approve the following resolution:

RESOLVED, that the stockholders approve the 2017 compensation of the named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K of the SEC, including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures.

The Board recommends you vote FOR the approval of the 2017 compensation of our named executive officers, as disclosed in this proxy statement pursuant to Regulation S-K of the SEC.

Proposal 3—Ratify Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP as the independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2018. Although you are not required to ratify this appointment, we ask that you do. If you do not, the Audit Committee will reconsider its choice. Ernst & Young LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2017. A representative of Ernst & Young LLP is expected to be present at the annual meeting of stockholders to answer appropriate questions and make a statement if he or she so desires.

Vote Required

This proposal is adopted if a majority of the shares present in person or by proxy vote for the proposal. Because the total shares voted “for,” “against,” or “abstain” are counted to determine the minimum votes required for approval, if you abstain from voting, it has the same legal effect as if you vote against. If a broker limits the number of shares voted on the proposal on its proxy card or indicates that the shares represented by the proxy card are not being voted on the proposal, it is considered a broker non-vote. Broker non-votes are not counted as a vote or used to determine the favorable votes required to approve the proposal.

The Board recommends you vote FOR this proposal.

Fees to the Independent Registered Public Accounting Firm

The following table shows the aggregate fees for services provided by Ernst & Young LLP for the fiscal years ended December 31, 2017 and December 31, 2016:

	2017	2016
Audit Fees	$4,395,446	$2,802,472
Audit-Related Fees	$57,588	$160,659
Tax Fees	$670,583	$505,141
All Other Fees	$0	$110,882
Total Fees	$5,123,617	$3,579,154

Audit Fees

Audit fees include fees for audit services in connection with Wabtec’s annual financial statements, including the audit of Faiveley Transport, S.A. and its subsidiaries following Wabtec’s acquisition of those entities, review of financial statements included in Wabtec’s quarterly reports on Form 10-Q and SEC filings, audit of internal control over financial reporting and statutory filings.

Audit-Related Fees

Audit-related fees include fees for services performed within the respective year primarily related to comfort letters, consents and other services related to Securities and Exchange Commission filings.

Tax Fees

Tax fees include fees for services related to tax compliance, including tax return preparation and tax planning.

All Other Fees

This category includes the aggregate fees billed for products and services provided by the independent accountants that are not reported above under “Audit Fees,” “Audit-Related Fees,” or “Tax Fees.” In 2016, we were billed fees under this category for due diligence services performed in connection with the Company’s acquisition of Faiveley Transport, S.A. The Audit Committee considered the compatibility of the non-audit-related services provided by and fees paid to Ernst & Young LLP in 2016 and 2017 and determined that such services and fees are compatible with the independence of Ernst & Young LLP.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accounting firm to assure that the provision of such services does not impair the independent registered public accounting firm’s independence.

The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. All other permitted services are also pre- approved by the Audit Committee.

The Audit Committee has delegated its pre-approval authority to its Chairman if the fee to be approved does not exceed $100,000.

All services provided by Ernst & Young LLP for fiscal year 2017 were pre-approved by the Audit Committee.

Business Relationships and Related Party Transactions

Pursuant to the terms of Wabtec’s amended by-laws, William E. Kassling and Emilio A. Fernandez will be nominated to be members of the Board so long as each person is able and willing to serve and each person beneficially owns a certain percentage of Wabtec common stock. Pursuant to the terms of a shareholders’ agreement entered into at the time of the acquisition of Faiveley Transport, S.A., two directors, presently Erwan Faiveley and Philippe Alfroid who were designated by the Faiveley shareholders in the shareholders’ agreement, were appointed to the Board. Until the date on which the Faiveley shareholders cease to own 50% of its initial Wabtec stock post closing, the Faiveley shareholders are entitled to designate two directors to be nominated by Wabtec to serve as Directors of Wabtec. Until the date on which the Faiveley shareholders cease to own 25% of its initial Wabtec stock post closing, the Faiveley shareholders are entitled to designate one director to be nominated by Wabtec to serve as a Director of Wabtec.

Related Party Transaction Approval Policy. Our board of directors has adopted written Related Party Transaction Policies and Procedures, a copy of which is available on Wabtec’s website at http://www.wabtec.com. Under this policy the Nominating and Corporate Governance Committee must review and approve in advance all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC. If advance approval is not feasible, the Nominating and Corporate Governance Committee must approve or ratify the transaction at its next scheduled meeting. Transactions required to be disclosed pursuant to Item 404 include any transaction between Wabtec and any officer, director or certain affiliates of Wabtec that has a value in excess of $120,000. In reviewing related party transactions, the Nominating and Corporate Governance Committee evaluates all material facts about the transaction, including the nature of the transaction, the benefit provided to Wabtec, whether the transaction is on commercially reasonable terms that would have been available from an unrelated third-party and any other factors necessary to its determination that the transaction is fair to Wabtec.

Other Information

Code of Ethics

Wabtec has adopted a Code of Ethics for executive officers that includes the provisions required under applicable SEC regulations for a code of ethics. A copy of the Code of Ethics for executive officers is posted on our website at http://www.wabtec.com. In the event that we make any amendments to or waivers from this code, we will disclose the amendment or waiver and the reasons for such on our website.

Other Corporate Governance Information

Wabtec has adopted Corporate Governance Guidelines and a Code of Conduct that is applicable to all directors, officers and employees, each of which includes the provisions required under the NYSE regulations. Copies of our Corporate Governance Guidelines and Code of Conduct are posted on our website at http://www.wabtec.com.

Other Business

We do not expect any business to come before the annual meeting other than the proposals described in this proxy statement. If other business is properly raised, your proxy authorizes its holder to vote according to their best judgment.

Communication with the Board

The Board provides a process for interested parties to send communications to the Board or any of the directors of Wabtec. Communications to the Board or any director should be sent c/o the Secretary of Wabtec, 1001 Air Brake Avenue, Wilmerding, PA 15148. All such communications will be compiled by the Secretary of Wabtec and submitted to the Board or the individual director at the next regularly scheduled meeting of the Board. Interested parties may also communicate directly with the non-employee directors at the email address nonmanagementdirectors@wabtec.com.

Expenses of Solicitation

Officers and employees may solicit proxies in person by telephone or facsimile. Wabtec pays no costs for proxy solicitation to any third party. Wabtec will pay approximately $15,000 to EQ Shareowner Services and certain third parties for sending the Notice, providing the Internet site for our proxy materials and providing proxy materials to any stockholder who requests them. We will also reimburse other nominees, custodians or fiduciaries who forward these materials to stockholders for their reasonable expenses in doing so.

Stockholder Proposals for Next Year

To be included in the proxy for the 2019 annual meeting, stockholder proposals must be submitted by December 6, 2017. Only proposals submitted on time may be eligible for inclusion in our proxy statement.

Our amended by-laws require that notice of business to be properly brought before the 2019 annual meeting of stockholders must be submitted to us between December 1, 2018 and January 30, 2019. Only matters for which we receive timely notice may be brought before the 2018 annual meeting.

Stockholder proposals to be brought before the 2019 annual meeting should be sent c/o the Secretary of Wabtec, 1001 Air Brake Avenue, Wilmerding, PA 15148.

By order of the Board of Directors,

David L. DeNinno
Executive Vice President, General Counsel and Secretary

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee*	$—
Transfer agent’s fees	800,000
Printing and engraving expenses	14,000,000
Legal fees and expenses	25,000,000
Accounting fees and expenses	20,000,000
Advisory fees and expenses	50,000,000
Total	$109,800,000

Each of the amounts set forth above, other than the registration fee is an estimate.

*	The SEC registration fee applicable to the offering of common stock of the registrant was paid in connection with Westinghouse Air Brake Technologies Corporation’s Preliminary Proxy Statement, which was filed on August 8, 2018, calculated as set forth therein.

Item 14. Indemnification of Directors and Officers

1. Section 145 of the Delaware General Corporation Law (“DGCL”). SpinCo is incorporated in Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a former or present director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made:

(1)	by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum; or
(2)	by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; or
(3)	if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion; or
(4)	by the stockholders.

Section 145 permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability.

2. Section 102(b)(7) of the DGCL. Section 102(b)(7) of the DGCL provides that a corporation may set forth in its Certificate of Incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL regarding the unlawful payment of dividends or approval of unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

3. Indemnification By-Law. SpinCo’s Bylaws require indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law, as the same may be amended or modified from time to time.

4. Director and Officer Liability Insurance. GE maintains director and officer liability insurance covering SpinCo’s directors and officers with respect to certain liabilities which they may incur in connection with their serving as such.

Item 15. Recent Sales of Unregistered Securities

On May 15, 2018, the registrant issued 100 shares of its common stock to General Electric Company pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The registrant did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.
Exhibit Number	Description of Exhibit
2.1
Agreement and Plan of Merger, dated May 20, 2018, by and among Westinghouse Air Brake Technologies Corporation, General Electric Company, Transportation Systems Holdings Inc., and Wabtec US Rail Holdings, Inc. †*

2.2
Separation, Distribution and Sale Agreement, dated May 20, 2018, by and among Westinghouse Air Brake Technologies Corporation, General Electric Company, Transportation Systems Holdings Inc., and Wabtec US Rail, Inc.†*

2.3	Voting and Support Agreement, dated May 20, 2018, among General Electric Company and each of the persons listed on Schedule 1 thereto.*
2.4	Form of Shareholders Agreement between General Electric Company and Westinghouse Air Brake Technologies Corporation.*
2.5	Form of Tax Matters Agreement among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc.*
2.6	Form of Employee Matters Agreement among General Electric Company, Transportation Systems Holdings Inc., Westinghouse Air Brake Technologies Corporation and Wabtec US Rail, Inc.†*
2.7
Amendment to the Agreement and Plan of Merger, dated January 25, 2019, by and among Westinghouse Air Brake Technologies Corporation, General Electric Company, Transportation Systems Holdings Inc., and Wabtec US Rail Holdings, Inc.*†

2.8	Amendment to the Separation, Distribution and Sale Agreement, dated January 25, 2019, by and between Westinghouse Air Brake Technologies Corporation and General Electric Company.*†
3.1	Form of Amended and Restated Certificate of Incorporation of Transportation Systems Holdings Inc.*
3.2	Bylaws of Transportation Systems Holdings Inc., dated May 15, 2018.*
5.1	Opinion of Davis Polk & Wardwell LLP as to the validity of shares of common stock to be issued by Transportation System Holdings Inc.*
8.1	Opinion of Davis Polk & Wardwell LLP regarding tax matters.*
15.1	Awareness Letter of KPMG LLP.*
21.1	Subsidiaries of Transportation Systems Holdings, Inc.*
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1 and Exhibit 8.1).*
23.2	Consent of Ernst & Young LLP.*
23.3	Consent of PricewaterhouseCoopers Audit.*
23.4	Consent of KPMG LLP.*
24.1	Power of Attorney (included on signature page).*
99.1	Opinion of Goldman Sachs & Co. LLC.*
99.2	Consent of Goldman Sachs & Co. LLC.*
*	Filed herewith.
†	The schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a copy of any such omitted schedule or similar attachment to the SEC upon request.
(b)	Financial Statement Schedules. Schedule has been omitted as the information has been otherwise supplied in the combined financial statements or notes to the combined financial statements contained under the section “Index to Financial Pages” and the financial statements referenced therein beginning on page F-1 of the prospectus forming a part of this registration statement and within Appendices A, B and C of the prospectus forming a part of this registration statement. Those sections are incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	that, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Boston, State of Massachusetts, on January 25, 2019.

TRANSPORTATION SYSTEMS HOLDINGS INC.

By:	/s/ Rafael Santana
Name:	Rafael Santana
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned directors and officers of Transportation Systems Holdings Inc., a Delaware corporation, do hereby constitute and appoint Rafael Santana, the undersigned’s true and lawful attorneys and agents, with full power of substitution and resubstitution in each, to do any and all acts and things in our name and on our behalf in our respective capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments, whether pursuant to Rule 462(b) or otherwise) hereto, and each of the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them or any substitute, shall do or cause to be done by virtue hereof. This Power of Attorney may be executed in any number of counterparts.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on January 25, 2019.

Signature	Title	Date

/s/ Rafael Santana	President and Chief Executive Officer, and sole Director (principal executive officer)	January 25, 2019
Rafael Santana

/s/ Jason Frierott	Chief Financial Officer (principal financial officer)	January 25, 2019
Jason Frierott

/s/ Jeffrey J. Johnson	Chief Controller (principal accounting officer)	January 25, 2019
Jeffrey J. Johnson